04010788

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Reliance Industries Limited

*CURRENT ADDRESS Fosberry Road
Off. Reay Road Station (E),
Mumbai - 400 033 India

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FILE NO. 82- 03300 FISCAL YEAR March 31

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]
DAT : 3-22-04

ANNEXURE 13 d

04 JUN -5 PM 7:21

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 463 1851, Fax : 463 1069

September 19, 2002

The Secretary
Stock Exchange
Dalal Street,
Mumbai 400 023

Dear Sir,

Sub: **Merger of Reliance Petroleum Limited (RPL) with Reliance Industries Limited (RIL)**

We have pleasure in informing you that the High Court of Judicature at Bombay vide its Order dated 7th June, 2002, and High Court of Gujarat at Ahmedabad, vide its order dated 13th September, 2002, have approved the Scheme of Amalgamation of Reliance Petroleum Limited (RPL) with our Company. A copy each of the Orders of the respective High Courts and the Scheme of Amalgamation is enclosed herewith.

Accordingly, in accordance with the Scheme of Amalgamation our Company will issue and allot fully paid up Equity Shares of Rs. 10/- each, **in the ratio of 1 (one) Equity Share of the face value of Rs.10/- (Rupees ten only) of RIL for every 11 (eleven) equity shares of the face value of Rs. 10/- (Rupees ten only) each held by the shareholders in RPL.**

Please note that the Register of Members (equity shareholders) and transfer book of RPL will remain closed from **Saturday, the 19th October 2002** to **Monday, the 21st October 2002** (both days inclusive) for the purpose of determining the persons who will be entitled to receive the Equity Shares of our company in the aforesaid ratio. The Equity Shares so allotted, shall be entitled for full dividend, if any, declared for the financial year ended 2001-2002.

Please note that the equity share certificate issued by RPL will not be called back by the company, for exchange with our company's shares and the equity share certificates issued by RPL will not be tradeable or negotiable on and from the commencement of the said book closure or such other earlier date fixed by the Stock Exchange in this regard.

Please further note, that no application for transfer of shares of RPL will be accepted on or after 19th October 2002.

THE DEPOSITORY TRUST COMPANY
SPECIAL SECURITY POSITION LISTING
FOR CUSIP / DESCRIPTION: 759470-10-7 / 144ARELIANDEPFG BE+
POSITIONS AS OF: 01/23/04

PAGE: 1
PROGRAM: PRYD0003

PARTICIPANT		QUANTITY	PARTICIPANT		QUANTITY	PARTICIPANT	QUANTITY	PARTICIPANT	QUANTITY
425	ABN AMRO	8,000	5198	ML SFKPG	85,219	0		0	
901	BANK OF NY	1,032,749	50	MORGAN STN	2,000	0		0	
352	BEAR STERN	35,800	15	MSDW INC.	2,700	0		0	
2255	BK ONE TR	8,292	31	NATEXIS	96	0		0	
49	BNP PARIB	100	5008	NBCN CLAG*	600	0		0	
2103	BNY-SBL/PB	35,200	226	NFS LLC	11,124	0		0	
2504	BNY/ABN ML	2,105,984	2669	NRTHRN TR	688,532	0		0	
2029	BNY/UBS AG	23,735	443	PERSHING	66,570	0		0	
2462	BONY JCAUR	48,260	2039	SET TRUST	1,726	0		0	
10	BROWN BROS	690,074	5242	SG/CUSTODY	9,500	0		0	
274	CGM/SAL BR	71,200	997	SSB&T CO	2,884,079	0		0	
164	CHS SCHWAB	1,400	22	SWISS AME	46,000	0		0	
908	CITIBANK	4,428,370	221	UBS FINAN	820	0		0	
418	CITIGROUP	102,325	642	UBS BECLLC	265	0		0	
2012	CREST INTL	2,375	158	USCC/PSI	1,000	0		0	
355	CS FST BOS	350,000	2116	5TH-3RD BK	1,000	0		0	
903	DBTC AMER	56,380	0			0		0	
2312	DBTC/DBAG	6,258	0			0		0	
2399	DBTC/FRANK	633	0			0		0	
573	DEUTSCHE	9,400	0			0		0	
126	DRESDNER	1,800	0			0		0	
385	E*TRADE	300	0			0		0	
2126	FID TR BOS	8,000	0			0		0	
5	GOLDMAN	7,220	0			0		0	
5208	GS I'NATL	96,511	0			0		0	
2332	JBT/IN CUS	700	0			0		0	
2212	INVSTRS BK	88,613	0			0		0	
902	JPM CHASE	32,466,646	0			0		0	
5202	JPMORGANSL	1,000	0			0		0	
74	LEHMAN BRO	2,000	0			0		0	
954	MELLON TR	451,250	0			0		0	
161	MERRIL	19,891	0			0		0	

0
0 ATTENTION TO:
VINU KURIAN
ADDRESS NOT SUPPLIED FOR FAXED SPL

68 *TOTALS* 85,909,013

QUESTIONS? CALL DTC'S PROXY DEPT (212) 855-5187

GLOBAL CORPORATE ACTION UNIT JAB 5NM | 1555 N. RIVERCENTER DR STE 0300

Note

Purchase/sale of shares and/or convertible debentures by an NRI /OCB on a Stock Exchange In India on repatriation and/or non-repatriation basis under Portfolio Investment Scheme

Portfolio Investment Scheme

In terms of Regulation 5(3) of the Foreign Exchange Management (Transfer or issue of security by a person resident outside India) Regulations, 2000, Non-resident Indians (NRIs) or Overseas Corporate Bodies (OCBs) are allowed to purchase/sell shares and/or convertible debentures of an Indian company, through a registered broker on a recognised stock exchange, up to 5% of the paid-up value of shares of the said Indian Company; Provided that the aggregate paid-up value of shares of any company purchased by all NRIs and OCBs does not exceed 10 percent of the paid up capital of the company concerned.

The above Regulation further provides that the aggregate ceiling of 10 per cent referred to above may be raised to 24 per cent, if a special resolution to that effect is passed by the General Body of the Indian company concerned.

DAVIS POLK & WARDWELL

Fax Transmittal	Sender	Sender E-mail Address
99 Gresham Street London EC2V 7NG 020 7418 1300	**J. Taylor Roark**	**taylor.roark@dpw.com**
	Date	Number of Pages (this page included)
	March 3, 2004	**5**
	Sender Voice Number	If problems receiving this fax, call
	020 7418 1327	**020 7418 1339**
	Sender Fax Number	Reference
	020 7710 4827	**17541/001**

To	Fax Number	Company	Recipient Phone Number
Michael Pressman	**001 202 942 9528**	**Securities and Exchange Commission**	**001 202 942 1976**

Message:

Please see attached.

Reliance Industries Limited

NEWS RELEASE

Reliance Petroleum Announces Sponsorship of International Equity Offering - Reliance Industries' Shareholders to Benefit from Unlocking of Value

Reliance Petroleum Ltd. (RPL) today announced the sponsorship of an international GDR Offering, in tranches as may be appropriate, against equity shares held by its existing shareholders.

May 18, 2001, Mumbai : The Offering will be made to strategic and/or financial investors. Pursuant to announcements made by the Finance Minister in his Budget Speech for 2001-02, and in line with the subsequent notifications by the Reserve Bank of India (RBI) and the Ministry of Finance (MoF), RPL is making a public announcement, to enable all categories of shareholders in the Company to participate in the proposed offering, on a pari passu basis.

RPL will benefit from the proposed offering through broadening of its international investor base, an enhanced international profile, and access to new markets in the future for financing growth opportunities in marketing, distribution, pipelines, storage, terminals, etc.

Reliance Industries Ltd. (RIL), the promoter of RPL, controlling approx. 64% of the company's equity share capital, has announced its intention to participate in the Offering, and to bring its shareholding down from 64% to 51%, in appropriate tranches.

The proposed transaction will lead to significant benefits for RIL and its shareholders:
§ Realisation of substantial capital gains
§ Generation of incremental cash resources for RIL, to be reinvested for future growth in oil and gas, infocom, etc., without any cash calls on its own shareholders
§ Lowering of the cost of its balance shareholding in RPL
§ Unlocking of value from the RPL shareholding, without impacting management control

Based on the current market price of RPL equity shares, the unrealised capital gains on Reliance's 64% shareholding in RPL are over Rs. 11,000 crores (over US$ 2.3 billion).

All shareholders of the Company, desirous of participating in the GDR offering, are required to transfer their shares, in dematerialised form, to the designated Escrow Account, between May 19, 2001 and June 2, 2001, and to submit necessary documentation to the

Escrow Agent, Karvy Consultants Ltd. (KCL).

Shareholders will have two options on pricing, as follows:
Option 1: To indicate a minimum price, at which they would be willing to offer their equity share (s), as part of the GDR programme
Option 2: To opt for the cut-off pricing, as determined by the Lead Managers The size, timing and pricing for the GDR Offering, in one or more tranches, as may be appropriate, will be determined by the Lead Managers to the Offering.

Shareholders desirous of participating in the offering, will be required to keep the tendered shares in the Escrow Account, upto March 31, 2002, or completion of all tranches of the proposed Offering, whichever is earlier.

The proceeds of the offering, after meeting necessary expenses, will be paid, on proportionate basis, to shareholders of RPL, who have tendered equity shares, and whose tender has been successful, for the purposes of the offering.

The Public Announcement in this regard is being published in one national, and one regional newspaper, and copies of the same are also being filed with the appropriate authorities.

The full text of the Public Announcement will be available on, and may be downloaded from, the Reliance group's website, www.ril.com, the Escrow Agent's website, www.karvy.com, and will also be available at all offices of the Escrow Agent across the country.

RPL is the largest private sector company in India, in terms of sales, and is second only to Reliance Industries Ltd. (RIL) in terms of net profits, assets and net worth, based on performance in its very first year of operations.

For the year ended March 31, 2001, RPL has reported a net profit of Rs. 1,464 crores (US$ 314 million) on sales of Rs. 30,963 crores (US$ 6,642 million). RPL ranks amongst the top five private sector companies in India, with market capitalisation of over Rs. 27,000 crores (nearly US$ 6 billion).

For the year ended March 31, 2001, RIL has reported a net profit of Rs. 2,646 crores (US$ 567 million) on sales of Rs. 28,008 crores (US$ 6,008 million). RIL ranks amongst the top 2 private sector companies in India, with market capitalisation of over Rs. 40,000 crores (over US$ 8.5 billion).

Other releases from Reliance Industries

04 JAN -5 AM 7:21

Reliance Industries Limited

NOTICE

PAYMENT OF DIVIDEND

Notice is hereby given in terms of Section 154 of the Companies Act, 1956, that the Register of Equity shareholders and the Transfer Books thereof of the Company will remain closed from Saturday, the 12th May, 2001 to Saturday, the 19th May, 2001 (both days inclusive), for payment of Dividend for the Financial Year ended, 31st March, 2001.

Members and all others concerned are hereby requested to lodge the Transfer Deeds properly executed, mandate instructions, notify change of address, if any, with the Company's Registrars and Transfer Agents, viz. KARVY CONSULTANTS LIMITED, 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad - 500 034, or at any of its Investor Relation Centres, as early as possible, but in any case before the commencement of the book closure period i.e. 12th May, 2001, so that the Dividend Warrants and other information/documents are sent in time to the correct registered address.

For Reliance Industries Limited

Rohit C. Shah

Dated: 24th April, 2001 — Vice President and Company Secretary

ANNEXURE 1 b

Reliance Industries Limited

Regd. Office 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

NOTICE

Notice is hereby given pursuant to the provisions of Section 154 of the Companies Act, 1956, that the Register of Members and Transfer Books for equity shares of the Company will remain closed from the 26th October, 2002 to 31st October, 2002 (both days inclusive), to determine the names of the equity shareholders who will be entitled to receive dividend for the financial year ended 31st March, 2002.

Shareholders and all others concerned are hereby requested to notify change of address, if any, lodge the Transfer Deeds properly executed, mandates, if any, Income Tax exemption certificates/Form 15G, as may be applicable, with the Company's Registrars and Transfer Agents, viz. M/s. Karvy Consultants Limited, 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad 500034, or at any of the Investor Relation Centres of the Company, as early as possible, but in any case not later than 25th October, 2002.

By Order of the Board

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Mumbai, Dated:25th September, 2002

\cthers\pinfiles
otices.pm5

ANNEXURE 1 C

Reliance
Industries Limited

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021.

NOTICE

Notice is hereby given that the Twenty-ninth Annual General Meeting of the Company will be held on Monday, the 16th June, 2003 at 11.00 a.m. at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020. Notice of the meeting setting out the business to be transacted thereat together with the Balance Sheet as at 31st March 2003, Profit and Loss Account for the year ended on that date, including the Schedules thereto, the Auditors' Report and the Directors' Report is being sent to the members of the Company by post.

Any person who becomes a member of the Company after posting the annual report but before the meeting, can attend the meeting in person or appoint a proxy and send a requisition for a copy of the annual report and notice convening the meeting.

A member entitled to attend and vote at the meeting is entitled to appoint a Proxy to attend and vote instead of himself and the Proxy need not be a member of the Company. The instrument appointing Proxy to be valid should be deposited at the Registered Office of the Company not later than 48 hours before the commencement of the meeting.

Notice is also hereby given pursuant to the provisions of Section 154 of the Companies Act, 1956, that the Register of Members and Transfer Books for equity shares of the Company will remain closed from Tuesday, the 27th May, 2003 to Saturday the 31st May, 2003 (both days inclusive), to determine the names of the members who will be entitled to receive dividend on equity shares for the financial year ended 31st March, 2003.

Shareholders and all others concerned are hereby requested to notify change of address, if any, lodge the Transfer Deeds properly executed, mandates, if any, with the Company's Registrars and Transfer Agents, viz. M/s. Karvy Consultants Limited, 46, Avenue 4, Street No. 1, Banjara Hills, Hyderabad - 500 034, or at any of their Investor Relation Centres, as early as possible, but in any case not later than 27th May, 2003.

By Order of the Board of Directors

Place : Mumbai
Dated : May 15, 2003

Surendra Pipara
Joint Company Secretary

04 JAN -5 AM 7:21

Reliance
Industries Limited

"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 - 70 Fax: 022-491-6112

(2)

April 12, 2001

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

THE STOCK EXCHANGE
CONTENTS NOT VERIFIED
DATE 12-4 TIME 4-15

Dear Sir,

Sub : **Closure of Register of Members and Transfer Books relating to Equity Shares.**

We wish to inform that the Register of Members and Transfer Books of the Company will remain closed from **Saturday, the 12th May, 2001 to Saturday, the 19th May, 2001** (both days inclusive), for the purpose of payment of dividend on Equity shares, for the financial year ended on 31st March, 2001.

You are requested to inform your Members accordingly.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,]
Central Depository Services (India) Ltd.,] Mumbai
OTC Exchange of India]

12/4/1
Contents Not Verified
Central Depository Services (India) Ltd.

ANNEXURE 2 b

9/C

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 463 1851, Fax : 463 1069

September 19, 2002

The Secretary
Stock Exchange Mumbai
Phiroze Jeejeebhoy Towers
2nd Floor, Dalal Street
Mumbai 400 001

Dear Sir,

Sub: Merger of Reliance Petroleum Limited (RPL) with Reliance Industries Limited (RIL)

We have pleasure in informing you that the High Court of Judicature at Bombay vide its Order dated 7th June, 2002, and High Court of Gujarat at Ahmedabad, vide its order dated 13th September, 2002, have approved the Scheme of Amalgamation of Reliance Petroleum Limited (RPL) with our Company. A copy each of the Orders of the respective High Courts and the Scheme of Amalgamation is enclosed herewith.

Accordingly, in accordance with the Scheme of Amalgamation our Company (RIL) will issue and allot fully paid up Equity Shares of Rs. 10/- each, **in the ratio of 1 (one) Equity Share of the face value of Rs.10/- (Rupees ten only) of RIL for every 11 (eleven) equity shares of the face value of Rs. 10/- (Rupees ten only) each held by the shareholders in RPL.**

Please note that the Register of Members (equity shareholders) and transfer book of RPL will remain closed from **Saturday, the 19th October 2002 to Monday, the 21st October 2002** (both days inclusive) for the purpose of determining the persons who will be entitled to receive the Equity Shares of our company in the aforesaid ratio. The Equity Shares so allotted, shall be entitled for full dividend, if any, declared for the financial year ended 2001-2002.

Please note that the equity share certificate issued by RPL will not be called back by the company for exchange with our company's shares and the equity share certificates issued by RPL will not be tradeable or negotiable on and from the commencement of the said book closure or such other earlier date fixed by the Stock Exchange in this regard.

Please further note, that no application for transfer of shares of RPL will be accepted on or after 19th October 2002.

Continuation Sheet

Please inform your members accordingly.

You are also requested to forward us the complete procedure and list of documents to be submitted for listing of the said shares at the earliest.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

Rohit C. Shah
Vice President and Company Secretary

c.c. to:(1) The Secretary
Ahmedabad, Bangalore, Calcutta, Cochin, Kanpur, Madras, New Delhi and Pune

National Stock Exchange, Mumbai

(2) Luxembourg Stock Exchange, Luxembourg

ANNEXURE 2 C

O/C

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 463 1851, Fax : 463 1069

THE STOCK EXCHANGE
AHMEDABAD.
RECEIVED
(Contents not Verified)
28 SEP 2002
Inward No. 25658 Dt. 2015
Signature

September 19, 2002

The Secretary
Stock Exchange,
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Closure of Register of Members and Transfer Books relating to Equity Shares for Dividend**

We wish to inform that the Register of Members (Equity Shares) and Transfer Books thereof, of the Company will remain closed from **Saturday, the 26th October, 2002 to Thursday, the 31st October, 2002** (both days inclusive), for the purpose of payment of dividend on Equity shares, for the financial year ended on 31st March, 2002.

You are requested to inform your Members accordingly.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT ~~C.~~ SHAH
VICE PRESIDENT & COMPANY SECRETARY

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,]
Central Depository Services (India) Ltd.,] Mumbai
OTC Exchange of India]

ANNEXURE 2 d

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Reay Road Station (E), Mumbai-400 033
Tel.: 5663 1851, Fax: 5663 1069

April 23, 2003

The Secretary
The Stock Exchange
Dalal Street
Mumbai 400 001

THE STOCK EXCHANGE MUMBAI INWARD SECTION CONTENTS NOT VERIFIED DATE:........ TIME:.......

Dear Sir,

Sub : **Closure of Register of Members and Transfer Books relating to Equity Shares.**

We wish to inform that the Register of Members and Transfer Books of the Company will remain closed from **Tuesday, the 27th May, 2003 to Saturday, the 31st May, 2003** (both days inclusive), for the purpose of payment of dividend on Equity shares, for the financial year ended on 31st March, 2003.

You are requested to inform your Members accordingly.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

K. Sethuraman
Vice President - Corporate Secretarial

Enc: a/a

C.c: The Secretary
The Stock Exchange,
Ahmedabad, Bangalore, Calcutta, Chennai,
Cochin, Kanpur, New Delhi, Pune

National Stock Exchange
National Securities Depository Ltd.
Central Depository Services (India) Ltd.
OTC Exchange of India

ANNEXURE - 3C.

(3)

Reliance
Industries Limited

Annual Report 2002 - 2003


2002
धीरूभाई एच.अंबानी DHIRUBHAI H.AMBANI
500
भारत
INDIA

Postal Stamp issued on 28th December, 2002


प्रथम दिवस आवरण FIRST DAY COVER
28.12.2002
मुंबई MUMBAI 400001
धीरुभाई एच. अंबानी DHIRUBHAI H. AMBANI

Commemorative First Day Cover issued by Philately Division, Department of Posts, Government of India on 28th December, 2002, the 70th Birth Anniversary of Shri Dhirubhai H. Ambani

Reliance's Achievements

There is truth in the idea of an eternal guiding light. There is an idea in the truth of purpose. Dhirubhai H. Ambani embodies the first, and his vision empowers the second.

Last year we mourned the tragic and untimely passage of Reliance's founder-chairman, and the world mourned with us.

We at Reliance vowed to continue on the path that Dhirubhai's unparalleled vision had charted for us.

The path is one of self-belief and destiny. It is a path of constant challenge. It is a path where change brings with it a thirst for knowledge, the fulfillment of achievement and a sense of history.

Many years ago, Dhirubhai had looked into the future and seen a time when natural treasures from beneath the land and the oceans would enrich India, and give his beloved nation a greater sense of pride and security.

He looked ahead, and he saw a time when every Indian would be adequately clothed, fed, and learned, and communicate with the world at will, at virtually the speed of light.

He saw an Indian century.

We at Reliance had in this past year the rare honour to fulfill the wishes of our founder. As a company, we had the great privilege of the care of our well-wishers, and success in grand endeavours that Dhirubhai envisioned.

It was a year when Reliance redefined business.

The Year 2002-03

- The merger of Reliance Petroleum with Reliance Industries was the largest merger in India's corporate history.
- Reliance acquired management control of IPCL, marking India's largest disinvestment transaction.
- The discovery of gas by Reliance in the Krishna-Godavari basin was the world's largest gas find in 2002.
- Reliance Infocomm launched the largest infocomm infrastructure and services initiative by a new entrant anywhere in the world.
- Reliance acquired management control of BSES in the largest acquisition in the Indian power sector.

Contents

Highlights – 2002-2003

Gross Turnover - Rs 65,061 crore

(US $ 13,701 million)

Gross Profit - Rs 9,366 crore

(US $ 1,973 million)

Cash Profit - Rs 7,565 crore

(US $ 1,593 million)

Net Profit - Rs 4,104 crore

(US $ 864 million)

Compounded Annual Net Profit growth over 5 years - 19%

Total Assets - Rs 63,737 crore

(US $ 13,422 million)

India's World Class Corporation

Board of Directors

Mukesh D. Ambani
Chairman & Managing Director

Anil D. Ambani
Vice-Chairman & Managing Director

Nikhil R. Meswani
Executive Director

Hital R. Meswani
Executive Director

H.S. Kohli
Executive Director

U. Mahesh Rao
Nominee Director - GIC

Ramniklal H. Ambani

Mansingh L. Bhakta

T. Ramesh U. Pai

Yogendra P. Trivedi

Dr. D.V. Kapur

M.P. Modi

S. Venkitaramanan

Secretaries

Vinod M. Ambani
Rohit C. Shah
Surendra Pipara

Solicitors & Advocates

Kanga & Co.

Auditors

Chaturvedi & Shah
Rajendra & Co.

International Accountants

Deloitte Haskins & Sells
Member - Deloitte, Touche and Tohmatsu International (DTTI)

Registered Office

3rd Floor, Maker Chambers IV,
222, Nariman Point,
Mumbai 400 021, India.
Tel. Nos. + 91-22-22847000
Fax: + 91-22-22042268
E-Mail: investor_relations@ril.com
Internet: http://www.ril.com

Bankers

ABN AMRO Bank
Allahabad Bank
Andhra Bank
Bank of America
Bank of Baroda
Bank of India
Canara Bank
Central Bank of India
Citibank N.A.
Corporation Bank
Deutsche Bank
Dena Bank
HDFC Bank
Hongkong Bank
ICICI Bank
IDBI Bank
Indian Bank
Indian Overseas Bank
Oriental Bank of Commerce
Punjab National Bank
State Bank of India
State Bank of Saurashtra
Standard Chartered Grindlays Bank
Syndicate Bank
Union Bank of India
Vijaya Bank

Manufacturing facilities

Hazira Complex
Village Mora, Bhatha P.O.
Surat-Hazira Road
Surat 394 510, Gujarat State, India.

Jamnagar Complex
Village Meghpar/Padana, Taluka Lalpur
Dist. Jamnagar 361 280
Gujarat State, India.

Naroda Complex
103/106, Naroda Industrial Estate
Naroda, Ahmedabad 382 320
Gujarat State, India.

Patalganga Complex
B-4, Industrial Area, Patalganga
Off Bombay-Pune Road
Near Panvel, Dist. Raigad 410 207
Maharashtra State, India.

Registrar & Transfer Agents

Karvy Consultants Limited

46, Avenue 4, Street No.1, Banjara Hills
Hyderabad - 500 034, India.
Tel. Nos. + 91-40-23320666,23320711, 23323031, 23323037
Fax No. + 91-40-23323058
E-Mail: rilinvestor@karvy.com
Internet: http://www.karvy.com

Tulsiani Chambers
10th Floor, Nariman Point
Mumbai 400 021, India.
Tel. Nos. + 91-22-22847624/22847600/22847645
Fax No. + 91-22-22847603

Notice

Notice is hereby given that the Twenty Ninth Annual General Meeting of the Members of RELIANCE INDUSTRIES LIMITED will be held on Monday, the 16th day of June, 2003, at 11.00 a.m., at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020, to transact the following business:

Ordinary Business:

1. To consider and adopt the audited Balance Sheet as at 31st March, 2003, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.
2. To declare a dividend on Equity Shares.
3. To appoint a Director in place of Shri Nikhil R. Meswani, who retires by rotation and being eligible, offers himself for re-appointment.
4. To appoint a Director in place of Shri H.S. Kohli, who retires by rotation and being eligible, offers himself for re-appointment.
5. To appoint a Director in place of Shri Y.P. Trivedi, who retires by rotation and being eligible, offers himself for re-appointment.
6. To appoint Messrs. Chaturvedi & Shah, Chartered Accountants, and Messrs. Rajendra & Co., Chartered Accountants, the retiring Auditors of the Company, as Joint Auditors, who shall hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and to fix their remuneration.

Special Business:

7. To consider and if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution**:

   "RESOLVED THAT in accordance with the provisions of Sections 198, 269 and 309 read with Schedule XIII and all other applicable provisions of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force), the consent of the Company be and is hereby accorded to the re-appointment of Shri Mukesh D. Ambani, as Chairman and Managing Director of the Company, for a period of 5 (five) years with effect from 19th April, 2004, on the terms and conditions including remuneration as are set out in the agreement to be entered into between the Company and Shri Mukesh D. Ambani, a draft whereof is placed before this meeting which agreement is hereby specifically sanctioned with liberty to the Board of Directors (hereinafter referred to as "the Board" which term shall be deemed to include the Remuneration Committee constituted by the Board) to alter and vary the terms and conditions of the said appointment and/or remuneration and/or agreement, subject to the same not exceeding the limits specified in Schedule XIII to the Companies Act, 1956, including any statutory modification or re-enactment thereof for the time being in force or as may hereafter be made by the Central Government in that behalf from time to time, or any amendments thereto as may be agreed to between the Board and Shri Mukesh D. Ambani.

   RESOLVED FURTHER THAT the Board be and is hereby authorised to take all such steps as may be necessary, proper or expedient to give effect to this resolution."

8. To consider and if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution**:

   "RESOLVED THAT in accordance with the provisions of Sections 198, 269 and 309 read with Schedule XIII and all other applicable provisions of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force), the consent of the Company be and is hereby accorded to the re-appointment of Shri Anil D. Ambani, as Vice Chairman and Managing Director of the Company, for a period of 5 (five) years with effect from 1st May, 2004, on the terms and conditions including remuneration as are set out in the agreement to be entered into between the Company and Shri Anil D. Ambani, a draft whereof is placed before this meeting which agreement is hereby specifically sanctioned with liberty to the Board of Directors (hereinafter referred to as "the Board" which term shall be deemed to include the Remuneration Committee constituted by the Board) to alter and vary the terms and conditions of the said appointment and/or remuneration and/or agreement, subject to the same not exceeding the limits specified in Schedule XIII to the Companies Act, 1956, including any statutory modification or re-enactment thereof for the time being in force or as may hereafter be made by the Central Government in that behalf from time to time, or any amendments thereto as may be agreed to between the Board and Shri Anil D. Ambani.

   RESOLVED FURTHER THAT the Board be and is hereby authorised to take all such steps as may be necessary, proper or expedient to give effect to this resolution."

9. To consider and if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution**:

   "RESOLVED THAT in accordance with the provisions of Sections 198, 269 and 309 read with Schedule XIII and all other applicable provisions of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force), the consent of the Company be and is hereby accorded to the re-appointment of Shri Nikhil R. Meswani, as a Whole time Director designated as Executive Director of the Company, for a period of 5 (five) years with effect from 1st July, 2003, on the terms and conditions including remuneration as are set out in the agreement to be entered into between the Company and Shri Nikhil R. Meswani, a draft whereof is placed before this meeting which agreement is hereby specifically sanctioned with liberty to the Board of Directors (hereinafter referred to as "the Board" which term shall be deemed to include the Remuneration Committee constituted by the Board) to alter and vary the terms and conditions of the said appointment and/ or remuneration and/or agreement, subject to the same not exceeding the limits specified in Schedule XIII to the Companies Act, 1956, including any statutory modification or re-enactment thereof for the time being in force or as may hereafter be made by the Central Government in that behalf from time to time, or any amendments thereto as may be agreed to between the Board and Shri Nikhil R. Meswani.

   RESOLVED FURTHER THAT the Board be and is hereby authorised to take all such steps as may be necessary, proper or expedient to give effect to this resolution."

By Order of the Board of Directors

Surendra Pipara
Joint Company Secretary

Place: Mumbai,
Dated: 23rd April, 2003.

NOTES:

1. **A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself and the proxy need not be a member of the Company. The instrument appointing proxy should, however, be deposited at the Registered Office of the Company not less than forty eight hours before the commencement of the meeting.**

2. An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, relating to the Special Business to be transacted at the meeting is annexed hereto.

3. Shareholders are requested to bring their copy of Annual Report to the Meeting.

4. Members/Proxies should fill the Attendance Slip for attending the meeting.

5. In case of Joint holders attending the meeting, only such joint holder who is higher in the order of names will be entitled to vote.

6. Members who hold shares in dematerialised form are requested to write their Client ID and DP ID numbers and those who hold shares in physical form are requested to write their Folio Number in the attendance slip for attending the meeting.

7. All documents referred to in the accompanying Notice and Explanatory Statement are open for inspection at the Registered Office of the Company on all working days, except Saturdays between 11.00 a.m. and 1.00 p.m. upto the date of the Annual General Meeting.

8. (a) The Company has already notified closure of Register of Members and Transfer Books thereof from Tuesday, the 27th May, 2003 to Saturday, the 31st May, 2003 (both days inclusive) for determining the names of members eligible for dividend, if approved, on equity shares. In respect of shares held in Electronic form, the dividend will be paid on the basis of particulars of beneficial ownership furnished by the Depositories for this purpose.

   (b) The dividend on Equity Shares, as recommended by the Board of Directors, if declared at the Annual General Meeting, will be paid on or after 16th June, 2003.

   (c) Members may please note that the Dividend Warrants are payable at par at the designated branches of the Bank printed on reverse of the Dividend Warrant for an initial period of 3 months only. Thereafter, the Dividend Warrant on revalidation is payable only at limited centres/branches. The members are, therefore, advised to encash Dividend Warrants within the initial validity period.

9. (a) In order to provide protection against fraudulent encashment of the warrants, shareholders holding shares in physical form are requested to intimate the Company under the signature of the Sole/First joint holder, the following information to be incorporated on the Dividend Warrants:

   (i) Name of the Sole/First joint holder and the Folio Number.

   (ii) Particulars of Bank Account, viz.:

   (a) Name of the Bank

   (b) Name of Branch

   (c) Complete address of the Bank with Pin Code Number

   (d) Account type, whether Savings (SB) or Current Account (CA)

   (e) Bank Account number allotted by the Bank

   (b) Shareholders holding shares in electronic form may kindly note that their Bank account details as furnished by their Depositories to the Company will be printed on their Dividend Warrants as per the applicable regulations of the Depositories and the Company will not entertain any direct request from such shareholders for deletion of/change in such Bank details. Further, instructions, if any, already given by them in respect of shares held in physical form will not be automatically applicable to shares held in the electronic mode. **Shareholders who wish to change such Bank Account details are therefore requested to advise their Depository Participants about such change, with complete details of Bank Account.**

10. Electronic Clearing Service (ECS) Facility

    With respect to payment of dividend, the Company provides the facility of ECS to all shareholders, holding shares in electronic and physical forms, residing in the following cities:

    Agra, Ahmedabad, Amritsar, Bangalore, Bhopal, Bhubaneshwar, Chandigarh, Chennai, Coimbatore, Cochin, Delhi, Guwahati, Indore, Hyderabad, Jaipur, Kanpur, Kolhapur, Kolkata, Lucknow, Ludhiana, Madurai, Mangalore, Mumbai, Nagpur, Panaji, Patna, Rajkot, Surat, Vadodara and Thiruvananthapuram.

    Shareholders holding shares in the physical form who wish to avail ECS facility, may authorise the Company with their ECS mandate in the prescribed form, which can be downloaded from the Company's website (www.ril.com under the section 'Investor Relations') or can be obtained from the Registrar and Transfer Agents, M/s. Karvy Consultants Limited. Requests for payment of dividend through ECS for the year 2002-2003 should be lodged with M/s. Karvy Consultants Limited on or before 5th June, 2003.

11. The Company has already transferred all unclaimed dividends declared upto the financial year ended 31st March, 1995 to the General Revenue Account of the Central Government as required by the Companies Unpaid Dividend (Transfer to the General Revenue Account of the Central Government) Rules, 1978. Shareholders who have so far not claimed or collected their dividends up to the aforesaid financial year are requested to claim their dividend from the Registrar of Companies, Maharashtra, CGO Complex, 2nd Floor, "A" Wing, CBD-Belapur, Navi Mumbai - 400 614, Telephone (091) (022) 2757 6802, in the prescribed form which will be furnished on receipt of request by the Registrar and Transfer Agents, M/s. Karvy Consultants Limited.

12. Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, dividend for the financial year ended 31st March, 1996 and thereafter, which remain unclaimed for a period of 7 years will be transferred by the Company to the **Investor Education and Protection Fund** (IEPF) established by the Central Government pursuant to Section 205C of the Companies Act, 1956.

Information in respect of such unclaimed dividend when due for transfer to the said Fund is given below:-

Financial year ended	Date of declaration of Dividend	Last date for claiming unpaid Dividend	Due date for transfer to IEP Fund
31.03.1996	18.07.1996	17.07.2003	14.08.2003
31.03.1997	26.06.1997	25.06.2004	23.07.2004
31.03.1998	26.06.1998	25.06.2005	25.07.2005
31.03.1999	24.06.1999	23.06.2006	21.07.2006
31.03.2000	30.03.2000	29.03.2007	27.04.2007
31.03.2001	15.06.2001	14.06.2008	14.07.2008
31.03.2002	31.10.2002	30.10.2009	27.11.2009

Shareholders who have not so far encashed the dividend warrant(s) are requested to seek issue of duplicate warrant(s) by writing to the Company's Registrar and Transfer Agents, M/s. Karvy Consultants Limited immediately. **Shareholders are requested to note that no claims shall lie against the Company or the said Fund in respect of any amounts which were unclaimed and unpaid for a period of seven years from the dates that they first became due for payment and no payment shall be made in respect of any such claims.**

13. Non-Resident Indian Shareholders are requested to inform M/s. Karvy Consultants Limited immediately:

a) The change in the Residential status on return to India for permanent settlement.

b) The particulars of the Bank Account maintained in India with complete name, branch, account type, account number and address of the Bank, if not furnished earlier.

14. Corporate Members intending to send their authorised representatives are requested to send a duly certified copy of the Board Resolution authorising their representatives to attend and vote at the Annual General Meeting.

15. Consequent upon the introduction of Section 109A of the Companies Act, 1956, shareholders are entitled to make nomination in respect of shares held by them in physical form. Shareholders desirous of making nominations are requested to send their requests in Form 2B (which will be made available on request) to the Registrar and Transfer Agents, M/s. Karvy Consultants Limited. The said Form 2B can also be down-loaded from the Company's web site www.ril.com.

16. **Re-appointment of Directors:**

At the ensuing Annual General Meeting, Shri Nikhil R. Meswani, Shri H.S. Kohli and Shri Y.P. Trivedi, retire by rotation and being eligible offer themselves for re-appointment. The information or details pertaining to these Directors to be provided in terms of Clause 49 of the Listing Agreement with the Stock Exchanges are furnished in the statement on Corporate Governance published in this Annual Report.

EXPLANATORY STATEMENT UNDER SECTION 173(2) OF THE COMPANIES ACT, 1956

The Explanatory Statement for Item Nos. 7 to 9 of the accompanying Notice set out hereinabove is as under:

Item Nos.7, 8 and 9

The present terms of office of Shri Mukesh D. Ambani as Chairman and Managing Director, Shri Anil D. Ambani as Vice Chairman and Managing Director and Shri Nikhil R. Meswani as Wholetime Director designated as Executive Director will be expiring on 18th April, 2004, 30th April, 2004 and 30th June, 2003, respectively. Subject to shareholders' approval, the Board of Directors, at their meeting held on 23rd April, 2003, have re-appointed the aforesaid Directors for a further period of 5 years from the expiry date of their respective term, on the remuneration determined by the Remuneration Committee of the Board of Directors.

The Remuneration Committee of the Board of Directors has recommended the same remuneration as was previously approved by the shareholders in respect of each of the above Directors.

The broad particulars of remuneration payable to and the terms of the respective appointments of Shri Mukesh D. Ambani, Shri Anil D. Ambani and Shri Nikhil R. Meswani during the tenure of their respective re-appointments are as under:

Name and designation	Salary (Rs per month)	Perquisites and allowances (Rs per month)
Shri Mukesh D. Ambani Chairman & Managing Director	5,00,000	4,00,000
Shri Anil D. Ambani Vice Chairman & Managing Director	5,00,000	4,00,000
Shri Nikhil R. Meswani Executive Director	1,25,000	2,00,000

The perquisites and allowances payable to the aforesaid Directors shall include accommodation (furnished or otherwise) or house rent allowance in lieu thereof; house maintenance allowance together with reimbursement of expenses and/or allowances for utilisation of gas, electricity, water, furnishing and repairs; medical reimbursement; leave travel concession for self and family including dependents; club fees, medical insurance and such other perquisites and/or allowances, upto the amounts specified above, subject to an overall ceiling of remuneration stipulated in Sections 198 and 309 of the Companies Act, 1956. The said perquisites and allowances shall be evaluated, wherever applicable, as per the Income Tax Act, 1961 or any rules thereunder (including any statutory modification(s) or re-enactment thereof, for the time being in force). However, the Company's contribution to Provident Fund, Superannuation or Annuity Fund, to the extent these singly or together are not taxable under the Income Tax Act, and gratuity payable and encashment of leave at the end of the tenure, as per the rules of the Company, shall not be included in the computation of limits for the remuneration which includes salary, perquisites and commission.

In addition to the salary, perquisites and allowances as above, Shri Mukesh D. Ambani, Chairman & Managing

Director, Shri Anil D. Ambani, Vice-Chairman & Managing Director and Shri Nikhil R. Meswani, Executive Director of the Company, shall also be entitled to receive commission. Commission shall be payable to the two Managing Directors (Shri Mukesh D. Ambani and Shri Anil D. Ambani) and the two Wholetime Directors (Shri Nikhil R. Meswani and Shri Hital R. Meswani) in proportion to their salaries (excluding perquisites and allowances) subject to the condition that at any time the overall yearly remuneration payable collectively to the said two Managing Directors and two Wholetime Directors shall not exceed 0.67% of the net profits of the Company as computed under Section 349 of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof for the time being in force) or any amendment made thereto.

The terms and conditions set out for re-appointment and payment of remuneration herein and/or in the respective Agreements may be altered and varied from time to time by the Board of Directors of the Company as it may, at its discretion deem fit. The Board is also entitled to revise the salary, perquisites and allowances and commission payable to the said Managing Directors and Wholetime Directors of the Company or any of them at any time, such that the overall yearly remuneration payable to the said Managing Directors and Wholetime Directors shall not exceed 0.67% of the net profits of the Company as computed under Section 349 of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof for the time being in force) or any amendment made thereto.

The respective Agreements may be terminated by either party (the Company or the concerned Managing Director or Wholetime Director) by giving three months' prior notice in writing.

The draft Agreements to be entered into between the Company and each of Shri Mukesh D. Ambani, Shri Anil D. Ambani, and Shri Nikhil R. Meswani respectively incorporating the above particulars of remuneration, are available for inspection at the Registered Office of the Company on all working days excluding Saturdays, upto the date of the ensuing Annual General Meeting between 11.00 a.m. and 1.00 p.m.

The above may also be treated as an abstract of the terms of the contract/agreement between the Company and Shri Mukesh D. Ambani, Shri Anil D. Ambani, and Shri Nikhil R. Meswani respectively pursuant to Section 302 of the Companies Act, 1956.

Shri Mukesh D. Ambani, Shri Anil D. Ambani, and Shri Nikhil R. Meswani are interested in the resolutions which pertain to their respective re-appointments and/or remuneration payable to each of them. Further Shri Mukesh D. Ambani and Shri Anil D. Ambani may also be deemed to be interested in the resolution pertaining to the re-appointment of and/or remuneration payable to the other, as they are related to each other. Further, Shri Hital R. Meswani may also be deemed to be interested in the resolution pertaining to the re-appointment of and/or remuneration payable to Shri Nikhil R. Meswani, as they are related to each other. Save and except the above, none of the other Directors of the Company is, in any way, concerned or interested in the resolutions.

Your Directors commend the resolutions set out at Item Nos. 7 to 9 of the Notice for your approval.

By Order of the Board of Directors

Surendra Pipara
Joint Company Secretary

Place: Mumbai,
Dated: 23rd April, 2003.

Letter to Shareholders

Dear fellow Reliance shareowners,

The year 2002-2003 was an eventful year for our company. It was a year when the economic landscape of India and the global language of business were emphatically redefined. It was a year when fortitude, foresight and flexibility yet again proved to be prime ingredients for an acceptable future. It was a year when Reliance came to embody resilience and renewal.

Dhirubhai H. Ambani, our founder-chairman, left for his heavenly abode on July 6, 2002. The stories of his legendary achievements will enthrall generations after us. In one lifetime, and without the benefits of a formal education, he started out with nothing to his name except extraordinary vision and determination, and within 25 years made Reliance one of the world's 500 largest companies.

Dhirubhai may have left us. Yet, we at Reliance are committed to the future growth of Reliance and India, in line with his vision and inspiration - thinking big, and thinking world-class in every respect.

We are committed to living by the principles, values and philosophies he stood for, and taking forward his abiding philosophy of placing trust in people and nurturing long-term relationships.

It is an extraordinary challenge to live up to his expectations. But it is a challenge we must accept and succeed in - Dhirubhai would expect no less from us.

A Turbulent Environment

The world, as we knew it changed in 2001. The turmoil of 9/11 and its aftermath resonated across the world. Nations were left searching for elusive answers and businesses for difficult profits.

Over the past year, geopolitical tensions in the Middle East, South Asia and East Asia continued to dampen business sentiment. Wars within humankind and against deadly viruses escalated without warning. Markets collided with one another, commodity prices stayed volatile, and fundamental changes overwhelmed corporations.

It would be all too easy to recoil from this turbulent change. Yet, we believe all this only reflects the impact of globalisation - and the promise of an abundant future.

We see immense potential in this churning. We see opportunities that will elevate Reliance and India to a higher level of performance and promise. The potential of Indian markets and of Indian human resources no longer remain a mystery - India has arrived on the world stage, and the momentum is now unstoppable.

It is only fitting that it took a globally turbulent year such as 2002-03 for India to record its highest foreign exchange reserves of over US$ 75 billion. And, for domestic interest rates to drop to historic single digit lows, never witnessed before.

It was in this turbulent year that the process for rationalisation of taxes was initiated in India; the Value Added Tax (VAT) is on its way to be implemented. Telecommunications is no longer a luxury, better roads girdle the nation, and reliable and quality power will soon be freely available with the passage of a landmark Electricity Bill.

And as India redefined its aspirations in a difficult year, your company redefined the landscape of the future.

Reliance enhanced its status as India's largest private sector company. Indeed, according to latest available information, Reliance is now likely to be ranked among the largest 175 companies in the world by net profits, and among the largest 400 companies by sales, in the forthcoming *Fortune* Global 500 listing.

In FY 2002-2003 Reliance recorded a gross turnover of Rs 65,061 crore (US$ 13.7 billion), cash profit of Rs 7,565 crore (US$ 1.6 billion), net profit of Rs 4,104 crore (US$ 864 million), net worth of Rs 30,327 crore (US$ 6.4 billion), total assets of Rs 63,737 crore (US$ 13.4 billion), and market capitalisation of Rs 38,603 crore (US$ 8.1 billion).

A New Chapter of Growth

Strong financial performance in uncertain times is of course only one part of our exciting story, a chapter of success scripted by Dhirubhai's unwavering vision and your unwavering support these past 25 years. Numbers do not always fully reflect the future. That chapter of corporate growth needs more telling.

Scant days after Dhirubhai's passing, Reliance discovered natural gas in the very first well it drilled in the Krishna-Godavari basin, off the coast of Andhra Pradesh. A fitting tribute to a great entrepreneur, the strike at the block designated KG-D6 is acknowledged as among the largest in the world for the year ended March 2003.

Preliminary estimates of in-place reserves are placed at more than 10 trillion cubic feet of gas - adequate to produce 40 million cubic meters of gas per day, which is over 60 per cent of India's total production of gas at present.

With acreage in excess of 280,000 sq km still to explore in 31 more onshore and offshore, deep and shallow water blocks, your company expects to see significant further upside, which will soon propel us into the premier league of global integrated energy conglomerates.



The gas discoveries will also substantially allay India's energy security concerns, and contribute significantly to economic and geopolitical confidence of the nation.

Alongside, Reliance is actively pursuing its plans to establish a countrywide retail network for marketing of transportation fuels such as diesel and gasoline. We have received government approvals for setting up 5,800 retail outlets.

These retail outlets will over time be seamlessly integrated into a value chain that begins with exploration and production of oil and gas - and then travels downstream to Reliance's refinery in Jamnagar - the world's largest grassroots refinery and the 5th largest refinery in the world at a single location - and ultimately reaches the end consumer.

A parallel energy value chain is being implemented even as you read this letter. In January 2003, Reliance acquired BSES Ltd, India's leading private sector utility company, engaged in the distribution of electricity in suburban Mumbai, Delhi, and Orissa, and with generation plants in the states of Maharashtra, Kerala and Andhra Pradesh. This was the largest ever acquisition in the power sector in India.

BSES will spearhead Reliance's foray to emerge as India's leading integrated power sector company in generation, transmission and distribution - taking gas from the well-head, and converting it into power at your wall-socket.

During the year, we also completed the acquisition of IPCL, India's second largest petrochemicals company, and the country's 19th largest company in terms of overall sales. This acquisition, India's largest disinvestment transaction in 2002-03, positions Reliance, together with IPCL, to compete even more effectively in the domestic and global market from a consolidated base that leverages in-house R&D strengths, financial flexibility and customer orientation.

In December 2002, our group company, Reliance Infocomm unveiled India's most extensive information and communication technology project that seeks to offer every Indian affordable options to stay connected in a networked world.

Reliance Infocomm has built a nationwide optic fibre network of 60,000 km covering 90 per cent of India's population. The broadband network is digital state-of-the-art, and in a single move catapults India from megabit to terabit data, voice and image communication capability.

Reliance Infocomm launched nationwide mobile services under the brand name Reliance India*Mobile*. The service attracted stupendous initial response, and within the first ten weeks of the launch Reliance gathered a record subscriber base of over a million. With the success of this commercial launch, Reliance Infocomm will soon move into the second stage of its three stage plan to redefine India's communications paradigm, the largest such launch initiative in the world.

A Better Future

At every step in our journey, we are committed to build complete value propositions for our customers, enhance return on capital employed, and create significant value for our shareholders. We are committed to achieve and extend leadership in all our businesses on a global scale and through global operations.

We will continue to impress the highest quality standards in the world, and untiringly focus on productivity, cost reduction and efficiencies. These will continue to be reflected in our production processes, financial management, energy conservation, human resource development, and health, safety and environment practices.

We believe in empowering colleagues through greater knowledge, opportunity, responsibility, accountability and reward. This is the bedrock of all growth at Reliance, where growth is life. It is the benchmark by which we gauge best practices as ideal employers and enablers in India and globally.

We are also committed to achieve all this as corporate citizens who implicitly believe in partnership with society, respect for the environment and harmony with the world. There must be common cause for a better future.

In keeping with this belief system, Reliance encourages, funds and develops numerous education, health and human capital initiatives. While many of these initiatives are now recognised in India and abroad as model approaches, we derive greater inspiration for our mission of partnership with society when graduates of Reliance-funded institutions of higher learning in cities, children in Reliance-sponsored schools in villages, and patients in Reliance-led hospitals emerge to lead lives of aspiration, good health and fulfillment.

This interplay of purpose and performance - and your belief in Reliance - leads us to remain confident in our future. Dhirubhai's vision brought us to the threshold of the next great phase of growth and returns. Now, our collective endeavour will ensure it, for Reliance and for each of you, dear fellow shareholders.

The future belongs to us all.



Mukesh D. Ambani
Chairman & Managing Director



Anil D. Ambani
Vice Chairman & Managing Director

Financial Highlights

Consistent and robust growth

(Rs in crore)

	2002-03 $ Mn	2002-03	01-02	00-01	99-00	98-99	97-98	96-97	95-96	94-95	93-94	1985
Turnover & Inter Divisional Transfers	13,701	65,061	57,120	28,008	20,301	14,553	13,404	8,730	7,786	7,019	5,345	733
Total Income	13,912	66,063	57,902	28,391	20,988	15,161	13,740	9,020	8,058	7,331	5,555	744
Earnings Before Depreciation, Interest and Tax (EBDIT)	1,973	9,366	8,658	5,562	4,746	3,318	2,887	1,948	1,752	1,622	1,159	139
Depreciation	597	2,837	2,816	1,565	1,278	855	667	410	337	278	255	37
Profit After Tax	864	4,104	3,243	2,646	2,403	1,704	1,653	1,323	1,305	1,065	576	71
Taxes paid to the Government	2,782	13,210	10,470	4,277	3,719	2,893	3,021	2,490	2,234	2,147	1,391	373
Equity Dividend %	50	50	47.5	42.5	40	37.5	35	65	60	55	51	50
Dividend Payout	147	698	663	448	385	350	327	299	276	199	138	25
Equity Share Capital	294	1396	1,054	1,053	1,053	933	932	458	458	456	318	52
Equity Share Suspense	–	–	342	–	–	–	–	–	–	–	–	–
Reserves and Surplus	6,093	28,931	26,416	13,712	12,636	11,183	10,863	8,013	7,747	6,731	4,011	254
Net Worth	6,387	30,327	27,812	14,765	13,983	12,369	11,983	8,471	8,405	7,193	4,335	311
Gross Fixed Assets	11,066	52,547	48,261	25,868	24,662	22,088	19,918	14,665	11,374	8,390	5,132	736
Net Fixed Assets	7,178	34,086	33,184	14,027	15,448	15,396	14,973	11,173	9,233	6,585	3,600	607
Total Assets	13,422	63,737	56,485	29,875	29,369	28,156	24,388	19,536	15,038	11,529	8,121	1,046
Market Capitalisation	8,129	38,603	41,989#	41,191	33,346	12,176	16,518	14,395	9,783	12,027	10,718	906
Number of Employees		12,915	12,864	15,083	15,912	16,640	17,375	16,778	14,255	12,560	11,873	9,066

Key indicators

	2002-03 $	2002-03	01-02	00-01	99-00	98-99	97-98	96-97	95-96	94-95	93-94	1985
Earnings Per Share - Rs	0.6	29.3	23.4	25.1	22.4	18.0	17.6	14.4	14.0	11.7	9.1	6.9
Cash Earning Per Share - Rs	1.1	54.0	50.8	40.0	34.6	27.1	24.7	18.8	17.6	14.8	13.1	10.6
Gross Turnover Per Share - Rs	9.8	465.9	409.1#	265.8	192.7	155.9	143.6	94.8	85.0	77.0	84.1	70.5
Book Value Per Share - Rs	4.6	217.2	199.2#	140.1	129.9	129.8	128.3	92.0	89.5	79.0	68.0	29.5
Debt : Equity Ratio	0.60:1	0.60:1	0.64:1	0.72:1	0.82:1	0.86:1	0.68:1	0.83:1	0.49:1	0.35:1	0.58:1	1.66:1
EBDIT/ Gross Turnover %	14.4	14.4	15.2	21.6*	23.8*	22.8	21.5	22.3	22.5	23.1	21.7	19.0
Net Profit Margin %	6.3	6.3	5.7	10.3	12.0	11.7	12.3	15.2	16.8	15.2	10.8	9.7
RONW % **	14.8	14.8	16.1	20.0	21.8	19.0	21.6	22.3	25.3	23.5	18.2	30.5

1US$ = Rs 47.485 (Exchange rate as on 31.03.2003)

All references to $ are to US Dollars

Per share figures upto 1996-97 have been recast to adjust for 1 : 1 bonus issue in 1997-98

* Gross Turnover excludes merchant exports

** Adjusted for CWIP and revaluation

Based on post merger 139,63,77,536 number of outstanding equity shares.

Reliance's Major Products and Brands

Business/ Brand	Product	Brand Logo	End Uses	Technology Partner
Oil and Gas	Crude Oil and Natural Gas		Refining, power, fertilisers and petrochemicals	
Refining	Liquefied Petrochem Gas (LPG)	Reliance GAS	Domestic and industrial fuel	
	Propylene		Feedstock for polypropylene	
	Naphtha		Feedstock for petrochemicals such as ethylene, propylene & fertilisers etc. and as fuel in power plants	
	Gasoline		Transport fuel	
	Jet / Aviation Turbine Fuel / Superior Kerosene Oil		Avaition & domestic fuels	
	High Speed Diesel		Transport fuel	
	Sulfur		Feedstock for fertilisers, pharmaceuticals	
	Petroleum Coke		Fuel for power plants and cement plants	
Polymers Repol	Polypropylene (PP)	REPOL	Woven sacks for cement, foodgrains, sugar, fertilisers; leno bags for fruits & vegetables; TQ & BOPP films and containers for packaging textiles, processed food, FMCG; office stationary; components for automobile and consumer durables; moulded furniture & luggage; houseware; geotextiles; fibres for socks, sports wear; soft luggage	Dow-UCC, USA.
Relene	High Density Polyethylene (HDPE)	RELENE	Woven sacks; raschel bags for fruits & vegetables; containers for packaging edible oil, processed food, FMCG, lubricants, detergents, chemicals, pesticides; industrial crates & containers; carrier bags; houseware; ropes & twines; pipes for water supply, irrigation; process industry & telecom	Novacor, Canada.
Reclair	Linear Low density Polyethylene (LLDPE)	RECLAIR	Films for packaging milk, edible oil, salt, processed food; rotomoulded containers for storage of water; chemical storage and general purpose tanks; protective films and pipes for agriculture; cable sheathing; lids & caps; master batches	Novacor, Canada.
Reon	Polyvinyl Chloride (PVC)	REON	Pipes & fittings; door & window profiles; insulation & sheathing for wire & cables; rigid bottles & containers for packaging applications; footwear; flooring, partitions, roofing; I.V. fluid & blood bags	Geon Company, USA.
Relpipe	Poly-Olefin (HDPE & PP) Pipes	RELPIPE	Irrigation, water supply, drainage, industrial effluents, telecom cable ducts, gas distribution	
Chemical Relab	Linear Alkyl Benzene (LAB)	RELAB	Detergents	UOP, USA
Acrylic Recrylon	Wet spun acrylic fibre	RECRYLON	Hosiery, dress material, blanket, carpet & furnishing fabric	Asahi, Japan
Recrylic	Dry spun acrylic fibre	RECRYLIC	Shawl, sportswear, sock, hosiery & upholstery	DuPont, USA

Business/ Brand	Product	Brand Logo	End Uses	Technology Partner
Polyester				
Recron	Texturised Yarn Twisted/Dyed Yarn Staple Fibre Filament Yarn	Recron™	Apparels, home textiles, industrial sewing threads, automotive upholstery	E.I. DuPont,USA Zimmer,Germany Barmag,Germany Toray, Japan Murata, Japan ICI, UK Rieter, Switzerland
Recron Stretch	Air Covered Yarn	Recron™ Stretch	Blouse material, denim, shirting, suiting, dress material, T-shirts, sportswear, swimwear	
Recron Coutluk	Texturised Yarn	Recron™ Cotluk	Dress material, shirting, suiting, furnishing fabric, curtain, bed sheet	
Recron Dyefast	Easy Dyeable Yarn	Recron™ Dyefast	Ladies outerwear, feather yarn for knitted cardigan, decorative fabric & home furnishing	
Recron Superblack	Dope Dyed Staple Fibre	Recron™ Superblack	Apparel, automotive, non-woven & interlling	
Recron Superdye	Cationic Dyeable Staple Fibre	Recron™ Superdye	Woven & knitted apparel, furnishing & home textile	
Recron Fibrefill	Fibrefill	Recron™ Fibrefill	Pillow, cushion, quilt, mattress, non-woven, furniture, toy	E.I. DuPont, USA
Recron 3S	Speciality Product	Recron™ 3S	Construction industry (concrete/mortar), asbestos cement (sheet & pipe), paper industry (conventional & speciality), battery industry	
Relpet	Polyethylene Terephthalate (PET)	relpet relpet plus	Packaging-water, soft drinks, beverages, confectionary, pharmaceutical, agro-chemical, food products	E.I. DuPont, USA Sinco, Italy
Fibre Intermediates	Paraxylene (PX) Purified Terephthalic Acid (PTA) Mono Ethylene Glycol (MEG)		Raw material - PTA Raw material - Polyester Raw material - Polyester	UOP, USA ICI, UK / DuPont ABB Lummus Crest Netherlands (Shell process)
Textiles				
Vimal	Suitings, Shirtings Dress material, Sarees	VIMAL	Fabrics	
Harmony	Furnishing fabrics, Day curtains, Automotive upholstery	Harmony	Furnishing, home textiles	
RueRel	Suitings	Vimal RueRel Suitings	Fabrics	
V2	Ready-to-stitch, Take away fabric	V2	Fabric	
Reance	Readymade Garments	Reance	Suits, shirts & trousers	
SlumbeRel	Fiber filled pillows & Sleep products	SlumbeRel	Sleep products	E.I. DuPont, USA

Product Flow Chart



Offshore
Oil & Gas Production
Jamnagar Complex
Refining
LPG
MS
ATF
HSD
Coke
Sulfur
Fuel Oil
Naphtha/NGL
Kerosene
Hazira Complex
PP(1)
Propylene (1)
Ethylene
Butene-1
VCM
EDC
EO
PVC
DEG
MEG
TEG
HDPE/LLDPE
Patalganga Complex
PX (1)
NP
Acetic Acid
PTA(2)
LAB
Existing Products
Purchased Raw Materials
Partly Purchased Raw Material
PET(3)
Polyester Chips
PFY(2)
PSF(2)
Naroda Complex
Texturised/ Twisted Dyed Yarn
Spun Yarn
Wool Viscose Silk Linen
Fabrics

Abbreviation	Full Name	Abbreviation	Full Name	Abbreviation	Full Name
ATF	Aviation turbine fuel	LLDPE	Linear low density polyethylene	PP	Polypropylene
DEG	Di-ethylene glycol	MEG	Mono-ethylene glycol	PSF	Polyester staple fibre
EDC	Ethylene di-chloride	MS	Motor spirit	PTA	Purified terephthalic acid
EO	Ethylene oxide	NGL	Natural gas liquid	PVC	Polyvinyl chloride
HDPE	High density polyethylene	NP	Normal paraffin	PX	Paraxylene
HSD	High speed diesel	PET	Polyethylene terephthalate	TEG	Tri-ethylene glycol
LAB	Linear alkyl benzene	PFY	Polyester filament yarn	VCM	Vinyl chloride monomer

(1) Plant also under operation at Jamnagar Complex (2) Plant also under operation at Hazira Complex (3) Plant operational at Hazira Complex.

Management Discussion and Analysis

Forward-Looking Statements

This report contains forward-looking statements, which may be identified by their use of words like 'plans', 'expects', 'will', 'anticipates', 'believes', 'intends', 'projects', 'estimates' or other words of similar meaning. All statements that address expectations or projections about the future, including but not limited to statements about the company's strategy for growth, product development, market position, expenditures, and financial results, are forward-looking statements.

Forward-looking statements are based on certain assumptions and expectations of future events. The company cannot guarantee that these assumptions and expectations are accurate or will be realised. The company's actual results, performance or achievements could thus differ materially from those projected in any such forward-looking statements. The company assumes no responsibility to publicly amend, modify or revise any forward looking statements, on the basis of any subsequent developments, information or events.

Overall Review

Landmark Events in FY 2002-03

- Reliance Petroleum Limited merges with Reliance Industries Limited
- Reliance completes the acquisition of IPCL
- Reliance discovers natural gas in the Krishna-Godavari basin
- Reliance Infocomm launches nation-wide mobile services
- Reliance acquires management control of BSES

During the year, the amalgamation of Reliance Petroleum Limited (RPL) with Reliance Industries Limited (RIL) was completed, creating the only company in the world with fully integrated world scale operations in oil and gas exploration & production (E&P), refining & marketing (R&M), petrochemicals, power and textiles with global ranking in all its major businesses.

The merger has enhanced Reliance's status as India's largest private sector company on all financial parameters, including sales, assets, net worth, cash profits and net profits.

The merger places Reliance in the reckoning for a place in the Fortune Global 500 list of the world's largest corporations.

RIL is expected to rank amongst the top 175 companies in the world in terms of net profit, among the top 275 in terms of net worth, among the top 400 in terms of total assets, and among the top 400 in terms of sales, in the forthcoming *Fortune* Global 500 rankings.

During the year, the Company also completed the acquisition of IPCL, India's second largest petrochemicals company, and the country's 19th largest company in terms of overall sales.

This acquisition positions Reliance, together with IPCL, to compete from a stronger base in the global market, where major petrochemical companies typically follow a strategy of market consolidation. Together with IPCL, Reliance will rank as the 11th largest polymer producer in the world.

These mergers and acquisitions are in line with global trends of consolidation to enhance size, scale, integration, global competitiveness and financial flexibility, and will contribute to the achievement of RIL's objectives of attaining peer group leadership in terms of asset base, revenue, production volume, market share, and shareholder returns.

IPCL's performance has improved significantly after the company was acquired by Reliance. The improved results reflect the success of the business integration process between IPCL and Reliance, and demonstrate the inherent potential of IPCL and its people, which Reliance will continue to draw on to enhance overall shareholder value.

The business integration process between IPCL and Reliance is making good progress on all fronts - feedstock integration, production, marketing and distribution, logistics, financial management, personnel, and information technology. Reliance is confident that the full benefits of this exercise will be visible in the near future, and will reflect in improved financial performance for IPCL in the longer term.

Gas Discovery - One of the biggest in 2002

During the year under review, Reliance discovered natural gas in the very first exploration well it drilled in the deep-water exploration block KG-D6 in the Krishna-Godavari basin off Andhra Pradesh coast. This reserve is among the largest strikes in the world in 2002-03. Preliminary estimates of in-place reserves are placed at approximately 10.5 trillion cubic feet of gas. These gas finds will translate to production of over 40 million cubic meters of gas per day, which is over 60% of India's total gas production presently.

This significant success was the result of an aggressive schedule. It took mere 20 months from Reliance receiving the exploration license to the discovery of natural gas, the first ever by an Indian private sector company. The reserves will propel Reliance to the league of integrated global energy conglomerates. Reliance continues to explore this, and other blocks and expects to see further upside.

Reliance Infocomm - Successful launch of nationwide services

Reliance's Founder-Chairman Dhirubhai Ambani had a dream of harnessing the power of information technology and communication to build a new India. Reliance Infocomm is a major initiative to translate this dream into reality.

Reliance Infocomm has built a nationwide optic fibre network of 60,000 km covering 90 per cent of India's population. The network is 100 per cent digital state-of-the-art, capable of carrying terabits of data per second across the country. This is the largest private information and communications network in the country and in one sweeping move, leapfrogs India from megabit to terabit capacities.

Reliance Infocomm has launched nationwide mobile services under the brand name Reliance India*Mobile*. The service attracted stupendous initial response, and within the first ten weeks of the launch, Reliance Infocomm has acquired a subscriber base of over a million. Reliance Infocomm will thereafter launch nationwide fixed line and data services connecting millions of enterprise buildings and homes.

Acquisition of BSES

During the year, BSES Ltd became part of the Reliance Group. This marked the beginning of a new relationship and signalled another step in fulfilling the vision of Reliance's founder and visionary Chairman Dhirubhai Ambani to establish Reliance as India's fully integrated energy company with interests in oil and gas exploration and production, refining and marketing of petroleum products, petrochemicals, and power generation, transmission and distribution.

Following the second open offer to BSES shareholders made by Reliance in a fair and transparent manner under SEBI Takeover Regulations, the equity stake of Reliance in BSES has increased to over 58 per cent, making it the single largest shareholding group in the company.

Reflecting the philosophy of Dhirubhai, BSES aims at a leadership role in creating world-class power infrastructure in the country, in pace with regulatory changes and reforms in the power sector. The proven management skills and established project execution capabilities of Reliance combined with the experience of BSES will create value for millions of consumers by providing reliable and good quality power at competitive prices and achieving best-practice international standards of quality, safety and customer service.

Continued Leadership as India's No. 1 business group

During the year, Reliance consolidated its position as the largest business group in India, on all major financial parameters, including sales, profits, net worth and assets.

Contribution to Indian Economy

Reliance enjoys a pre-eminent position in India's economy with group revenues of nearly 3.5 per cent of India's GDP. The group's leadership position in India is also reflected in its all round contribution to the national economy.

The group contributes:

- 5 per cent of India's total exports
- 10 per cent of the Government of India's indirect tax revenues

RIL alone accounts for:

- 10 per cent of the total profits of the private sector in India
- 30 per cent of the profits of the entire corporate sector in India
- 7 per cent of the total market capitalisation in India
- Weightage of 15 per cent in the BSE Sensex
- Weightage of 12 per cent in the Nifty Index

One out of every four investors in India is a Reliance shareholder.

Export Performance

Reliance maintained its position as India's largest exporter. Reliance exported products worth US$ 2,424 million (Rs 11,510 crore) during the year, accounting for 18 per cent of its gross turnover.

Leadership rankings in all major businesses

Reliance enjoys global leadership rankings in all its major businesses.

- Reliance is India's largest private sector E&P player with nearly 290,000 sq kms of awarded exploration and production acreage, in 35 offshore and onshore, deep and shallow water blocks, including one in Yemen
- Reliance's 27 million tonne refinery at Jamnagar, which accounts for 24 per cent of India's refining capacity, is the world's largest grassroots refinery and the 5th largest refinery at any single location

Reliance is also the world's:

- 2nd largest producer of polyester fibre and yarn
- 3rd largest producer of paraxylene (PX)
- 5th largest producer of purified terepthalic acid (PTA), and
- 7th largest producer of polypropylene (PP)

In India, Reliance enjoys leading market shares for all its major businesses. Reliance has a market share of 51 per cent in polyester, 48 per cent in polymers and 78 per cent in fibre intermediates.

Operating Environment and Performance

FY 2002-03 began with the global economy still reeling in the aftermath of the 9/11 terrorist attacks. Uncertainties caused by geo-political tensions in various regions across the world further impacted the business environment and adversely affected global business confidence.

The interplay of these events resulted in very high volatility in international prices of major feedstock and commodities throughout the year.

Reliance has maintained its strong financial performance in these uncertain times. Reliance's world-scale operations, market leadership position and continuing focus on productivity, cost reduction and efficiencies contributed to stability in Reliance's operating margins.

During the year, Reliance's major petrochemical plants operated at 111 per cent capacity utilisation and the refinery achieved an utilisation rate of 106 per cent.

Reliance's total production volume of oil & gas and petrochemicals, including toll conversion, touched 11.8 million tonnes, an increase of 3 per cent compared to the previous year.

Reliance's refinery processed 28.56 million tonnes of crude during the year.

Reliance produced 372,100 tonnes of oil and 716,700 MTOE of gas.

Financial Review

Reliance's gross turnover for the year ended March 31, 2003 increased to Rs 65,061 crore (US$ 13,701 million), compared to Rs 57,120 crore in the previous year, registering a growth of 14 per cent.

Gross turnover includes inter-divisional transfers of Rs 14,965 crore (US$ 3,152 million), compared to Rs 11,716 crore last year.

Domestic sales accounted for 82 per cent of gross turnover.

Manufactured exports, including deemed exports, increased to Rs 11,510 crore (US$ 2,424 million), from Rs 11,200 crore the previous year.

Operating profit (PBDIT) increased 8 per cent to Rs 9,366 crore (US$ 1,972 million) during the year, up from Rs 8,658 crore in the previous year.

Despite a volatile environment, the company maintained its operating margin at 13 per cent.

The operating margin factors in gains from higher volumes, higher degree of integration and value addition, greater focus on speciality products, continued focus on costs, productivity and efficiency; partially offset by higher crude prices and rupee appreciation.

Other income for the year stood at Rs 1,001 crore (US$ 211 million), mainly representing interest and dividend income.

Interest expenditure decreased 15 per cent to Rs 1,555 crore (US$ 328 million), caused by repayment / pre-payment / refinancing of higher cost long term debts and ongoing prudent financial and cash flow management.

Depreciation was at Rs 2,837 crore (US$ 597 million) compared to Rs 2,816 crore for the corresponding period in the previous year. The higher charge was on account of change in the method of depreciation of certain assets from straight-line method (SLM) to written down value (WDV) method and adoption of guidance note issued by the Institute of Chartered Accountants of India on Accounting for Oil and Gas Producing Activities. The incremental depreciation on account of the above was Rs 122 crore (US$ 26 million). Excluding the impact of these changes, there has been a reduction in the depreciation, primarily reflecting the impact of depreciation being charged on Written Down Value method on petrochemical plants.

Reliance's corporate tax liability for the year was Rs 246 crore (US$ 52 million), which was limited to the impact of the Minimum Alternative Tax (MAT). There was a deferred tax liability of Rs 624 crore (US$ 131 million) for the year.

Cash profits increased 7 per cent to Rs 7,565 crore (US$ 1,593 million) from Rs 7,055 crore in the previous year.

Net profit for the year recorded an increase of 45 per cent to Rs 4,104 crore (US$ 864 million) compared to net profit (excluding extraordinary gains) of Rs 2,831 crore for the previous year.

The profit for the year would have been higher by Rs 122 crore (US$ 26 million), had there been no change in the method of providing depreciation.

The paid up equity share capital of the company increased to Rs 1,396 crore (US$ 294 million), as a result of the merger of RPL with RIL.

Earnings Per Share (EPS) were Rs 29.3 (US$ 0.6) and Cash Earnings Per Share (CEPS) were Rs 54.0 (US$ 1.1).

A dividend of 50 per cent has been proposed, subject to the approval of shareholders. The dividend payout of Rs 788 crores (US$ 166 million) including dividend tax for the year, is the largest payout in the Indian private sector. The company has for the past 11 years consistently increased dividends.

Capital expenditure during the year was Rs 3,704 crores (US$ 780 million), primarily on account of normal capital expenditure and oil & gas activities.

Total assets increased during the year to Rs 63,737 crore (US$ 13,422 million).

Reliance contributed a total of Rs 13,210 crore (US$ 2,782 million) to the national exchequer in the form of various taxes.

Reliance's operations have helped India save precious foreign exchange amounting to Rs 24,392 crore (US$ 5,137 million).

Resources & Liquidity

Reliance continues to maintain its conservative financial profile, as reflected in both, its domestic and international ratings.

Reliance's long-term debt is rated 'AAA' from CRISIL, the highest rating awarded by the agency. FITCH Ratings India has also awarded 'Ind AAA' debt rating for the company, indicating the highest credit quality.

Reliance's international debt carries ratings of BB from S&P, and Ba2 from Moody's.

Reliance's short-term debt programme is rated P1+ by CRISIL, the highest credit rating that may be assigned to this category of instruments.

Reliance's gross debt equity ratio, including long-term and short-term debt as on March 31, 2003, is a conservative 0.6, despite the increase in total assets to Rs 63,737 crore (US$ 13,422 million).

The company's long-term debt as on March 31, 2003 stood at Rs 18,416 crore (US$ 3,878 million). Of this debt, 43 per cent represented foreign currency denominated debt.

Reliance's exports and foreign exchange denominated oil and gas revenues provide a cover of more than 25 times its annual interest obligations on foreign currency denominated debt.

Reliance funds its long-term and project related financing requirements from a combination of internally generated cash flows and external sources.

Reliance had issued over US$ 1.3 billion (Rs 6,000 crore) of debt securities in international capital markets since 1995, with maturities ranging from 7 years to 100 years.

Reliance bought back a total of US$ 273 million (Rs 1,297 crore) of its offshore bonds during the year. These were refinanced partly through internal accruals and partly through syndicated term loan facilities raised in Japanese Yen and Pound Sterling, leading to substantial savings.

Reliance has so far bought back and cancelled US$ 723 million (Rs 3,434 crore) of its bonds, which represents about 56 per cent of the total issued.

The average final maturity of RIL's total long-term debt is nearly 7 years. The average final maturity of the company's long-term foreign exchange debt is about 10 years.

Reliance continued to demonstrate flexibility and innovation to take advantage of declining interest rates in India. During the year, Reliance successfully refinanced rupee loans by issuing debt paper in the domestic market for Rs 2,690 crore (US$ 566 million).

Reliance meets its working capital requirements through commercial rupee credit lines provided by a consortium of

Indian and foreign banks. The credit lines are fixed annually and renewed on a quarterly basis. In addition, Reliance issues short term debt in the form of fixed and floating rate bonds in Indian Rupees.

During the year, Reliance borrowed foreign currency at low cost by way of buyer's credit, export credit, and FCNR-B loans, which substantially reduced short-term interest cost.

Reliance also undertakes liability management transactions and enters into other structured derivatives arrangements such as interest rate and currency swaps. This is practiced on an ongoing basis to reduce overall cost of debt and diversify liability mix.

RIL's current cash flow levels, for less than two years, are adequate to extinguish its entire net debt, reflecting its inherent financial strength and conservatism.

Business Review

Oil & Gas

India is an energy-starved country that depends on imports for nearly 70 per cent of its annual crude oil requirement. India's annual crude oil production is 32 million tonnes, far short of the annual consumption of 107 million tonnes. The remainder is imported, making crude oil India's single largest import item.

Similarly, India currently produces just 65 million standard cubic meter of gas per day (MMSCMD) while the demand is 151 MMSCMD, leaving a huge deficit of 86 MMSCMD. The demand for natural gas is expected to increase further to 231 MMSCMD by 2006-07.

At present, the public sector companies dominate the oil and gas industry in the country.

Oil and gas interests form a key operating division of RIL. Reliance believes it is in a position to greatly contribute to India's oil and gas needs and emerge as a leading player in the energy sector.

Reliance is the country's largest private sector Exploration and Production (E&P) player, with aggregate exploration and production acreage of nearly 290,000 sq km in 32 exploration blocks in India, and also one block in Yemen. Reliance is the operator in 30 domestic exploration blocks spanning East and West coasts of India.

Of these, 12 exploration blocks were awarded through a process of competitive international bidding under the first round of the New Exploration Licensing Policy (NELP-I), and 4 blocks were awarded in NELP-II. The Production Sharing Contracts with the Government for all these blocks have been signed. Reliance has recently won exploration rights for additional 9 blocks under the latest and third round, designated NELP-III, the Production Sharing Contracts for which have also been signed.

Two exploration blocks were awarded prior to NELP, where Reliance partners include ONGC Ltd. and Oil India Ltd. Reliance has also acquired operatorship in 3 exploration blocks from Tullow of UK and is in advanced stages of acquiring operatorship of 2 more blocks from Tullow.

Reliance also holds a 30 per cent interest in an unincorporated joint venture with British Gas and ONGC to develop proven oil and gas fields viz. Panna-Mukta and Tapti. British Gas has a 30 per cent share and ONGC the balance 40 per cent.

The Panna-Mukta fields currently produce over 26,000 barrels of crude oil and and 2.4 MMSCMD of gas. The Tapti field produces 5.4 MMSCMD of gas, and during the year produced around 72 billion cubic feet of gas.

(Production)

	2000-01	2001-02	2002-03
Oil (tonnes)	418,000	411,000	372,100
Gas (MTOE)	688,000	666,500	716,700

During the year, Reliance discovered natural gas in the very first exploration well it drilled in the deep-water exploration block KG-D6 in the Krishna-Godavari basin off Andhra Pradesh coast. The discovery has been named "Dhirubhai". This reserve is among the largest strikes in the world in 2002-03. Preliminary estimates of in-place reserves are placed at more than 10 trillion cubic feet of gas. Work has begun for production of gas from this block.

This significant success was the result of an aggressive schedule. It took mere 20 months from Reliance receiving the exploration license to the discovery of natural gas, the first ever by an Indian private sector company. The reserves will escalate Reliance to the league of integrated global energy conglomerates.

Reliance has since successfully drilled eight wells all of which have struck gas. Development, production and marketing plans are being aggressively chalked out. The discovery is a major step towards reducing India's vast demand-supply gap in energy. The discovery will enhance energy security for India and trigger higher levels of economic growth and development. In turn, this will lead to greater national energy security.

Reliance sees considerable promise in the exploration acreage held by it and expects the share of oil and gas revenues to consistently increase in its overall business portfolio. To that end, Reliance is deploying state-of-the-art technology for the project, covering activities such as seismic studies, processing and interpretation of data, and drilling. Reliance has also initiated new exploratory drilling on the West Coast.

Refining & Marketing

Indian petroleum refining and marketing (R&M) industry has been dominated by the public sector companies. India has 17 refineries, predominantly located in the west and south of the country. The aggregate capacity of these refineries is 116 million tonnes a year, according to the latest published industry data.

Reliance's refinery in Jamnagar is the first and the only refinery to be set up in the private sector in India, after oil sector reforms were initiated. The Jamnagar refinery, set up with an annual capacity of 27 million tonnes, is the 5th largest refinery in the world at any single location and accounts for 24 per cent of India's refining capacity.

The FY 2002-03 represented a landmark year in the history of India's petroleum industry. From April 1, 2002, the Administered Price Mechanism (APM) that prevailed for nearly three decades was dismantled. The retail prices of transportation fuels are now market determined. The oil pool account has been dismantled and the deficit in the account settled by issuing oil bonds to public sector oil marketing

companies. Liquified petroleum gas (LPG) for domestic use and Kerosene sold through the public distribution system will continue to be subsidised. It is expected that this subsidy will be phased out over the next 3-5 years.

Through a Gazette Notification, the Government of India has authorised any company investing or proposing to invest Rs 2,000 crore (US$ 400 million) in exploration & production, refining, pipelines or terminals, to market transportation fuels.

The international industry environment continued to be characterised by extreme price volatility throughout the year. This was precipitated by major events such as the general strike in Venezuela leading to "Force Majeure" on crude oil and product exports by the country's State Oil Company, the war in Iraq and ethnic clashes in Nigeria.

Tension in the Middle East kept crude prices high throughout the year, well above US$ 25/bbl. The Marker crude prices fluctuated between US$ 23.3/bbl to US$ 30/bbl for Dubai, US$ 24.1/bbl to US$ 30/bbl for Dated Brent and US$ 25.5/bbl to US$ 35.7/bbl for WTI during the year.

In March 2003, tension in the Middle East was heightened with the launch of an attack on Iraq by Coalition forces. Energy security issues have gained prominence in the wake of these developments. The importance of Reliance's refinery, which accounts for 24 per cent of India's refining capacity, has once again been highlighted in the crucial aspect of the national energy security.

During the year, the relative strength of product prices over crude helped in strengthening refining margins. This was also supported by depletion of product inventories and discretionary throughput cuts in certain regions.

The domestic demand for petroleum products during the year ended March 2003 was provisionally placed at around 102 millon tonnes, showing a growth of about 1.4 per cent. The two-year negative growth trend in demand for high-speed diesel (HSD), which accounts for nearly 40 per cent of the total consumption of petroleum products has been arrested.

During the year, HSD demand registered a marginal growth of 0.6 per cent, against a drop of 3.4 per cent in the previous year. LPG and MS consumption increased as well, and registered near double-digit growth rates of 11.7 per cent and 8.6 per cent respectively during the year. Naphtha consumption declined 9.9 per cent, while kerosene consumption fell by 4.2 per cent.

During the year ended March 2003, Reliance's refinery undertook its first ever planned shutdown of certain units, since it began commercial operations in April 2000. Opportunities were taken to coincide this planned shutdown with the first phase of the Yield and Quality improvement program, which will enable the refinery to gain further flexibility in processing different varieties of crude, capture product quality premiums in international markets, and operate at increased capacity.

All refinery units where planned shutdown was effected are now operating satisfactorily. Moreover, despite the shutdown, the refinery achieved a capacity utilisation of 87 per cent in the third quarter of FY 2002-03. Capacity utilisation increased to 116 per cent in the fourth quarter. For the full year ended March 2003, the refinery operated at 106 per cent capacity utilisation, which compares favourably with the capacity utilisation rates for other refineries both in India and abroad-89 per cent for North America, 86 per cent for Europe and 86 per cent for the Asia-Pacific region.

	2000-01	2001-02	2002-03
Crude Processed (million tonnes)	25.7	28.96	28.56
Capacity utilisation	95%	107%	106%

Reliance exported 6.57 million tonnes of refining products during the year under review, compared to 8.63 million tonnes during the corresponding year-ago period.

During the year, Reliance sold 59 per cent of its refinery production in the domestic market, of which 76 per cent was sold to public sector oil marketing companies. Reliance's captive consumption accounted for 17 per cent and the remaining 24 per cent of refined products was exported across the world.

During the year, Reliance finalised product off-take arrangements with three public sector oil marketing companies, IOC, HPCL and BPCL for about 13 million tonnes per year of LPG, MS, SKO and HSD for a period of two years beginning April 1, 2002.

Reliance proposes to enter into retail marketing of transportation fuels through developing its own distribution and marketing infrastructure and / or aquisition of marketing and distribution assets. In May 2002, Reliance received approvals for setting up of about 5,800 retail outlets, and work has already begun for setting up these outlets in phased manner.

As part of the ongoing process of disinvestment of Public Sector Companies, the Indian Government has invited Expressions of Interest (EOI) for disinvestment through strategic sale of its stake in HPCL, an integrated R&M company. Reliance has submitted its EOI for the disinvestment of 34 per cent stake in HPCL, which the Government of India proposes to sell to a strategic investor.

This downstream integration combined with world-class retail value and customer experience will enhance long-term shareholder value.

Petrochemicals

Polymers (PP, PE & PVC)

Polymer consumption in India remains one of the lowest in the world at 4 kg per person/year, which is much below consumption levels in developed countries like USA, which has a consumption of 115 kg per person/year. India's consumption is only around 1/5th of China's consumption of 20 kg per person/year. The World per capita consumption is estimated to be 24 kg and that of Asia 13 kg per person per year.

Overall demand of resin in the downstream processing industry decreased by 5 per cent during the year to 2.88 million tonnes, reflecting the impact of general slowdown in the economy and price volatility witnessed by the polymer industry during the year.

(Production in tonnes)

	2000-01	2001-02	2002-03
Polymers	1,541,000	1,702,000	1,769,000

The overall operating rate of Reliance's polymer plants was 114 per cent during the year. Significant increase was achieved in PE, where production grew by 17 per cent during the year. Also, during the year, additional capacity for PP was created through debottlenecking at Jamnagar to effectively take production capability to 1.16 million tonnes per annum.

During the year, IPCL's manufacturing and business activities were fully integrated with Reliance. This involved seamless integration of all functions between the two companies. The process of integration allowed optimal use of manufacturing resources at both the companies employing diverse technologies for different products and optimisation of marketing infrastructures at all locations. This enabled substantial benefits to both Reliance and IPCL.

With the acquisition of IPCL, Reliance has been able to substantially expand its PE product portfolio that now includes conventional low-density polyethylene (LDPE), which has niche application areas. The aggregate production capacity of PE with this acquisition has increased to about 1.0 million tonnes per annum. The full range of PE products are now available from one source. PE is now produced employing 5 different technologies at 4 different sites in various grades covering a wide range of end-use applications. Supplies to customers are carried out directly from these sites, as well as through the vast distribution network ensuring ready availability even at remote locations.

To further strengthen its presence in the export market, Reliance opened new offices in Indonesia and Turkey during the year.

During the year, Reliance set up the Polymer Pipe Business to take advantage of the world-class pipe-manufacturing infrastructure at Hazira and to develop the polyolefin pipe market in the country. In September 2002, Reliance launched the 'Relpipe' brand of high-density polyethylene (HDPE) pipes and joined the select band of polymer pipe manufacturers in the world.

Through speciality product development initiatives, the company also introduced a multi-layer co-extruded HDPE pipe with extra smooth inner surface, under the trademark 'Xflo', which enables substantial energy savings in pumping water to homes and fields.

'Relpipe' is well accepted by the market, and Reliance is helping to set new standards of pipe quality and reliability. This is in keeping with Reliance's best-practice corporate policy of innovation, research and development to benefit the consumer.

Polyester (PFY, PSF & PET)

With the year 2005 approaching, the end of quotas for textile products is in sight. Companies operating various elements of the textile chain are preparing to face the challenges of a new and more dynamic world textile industry in the quota free regime.

Reliance, an integrated polyester manufacturer with global economies of scale, further consolidated its position in the global polyester industry during the year. Reliance remains the world's second largest polyester fibre and yarn manufacturer.

India's textile industry too is preparing to face the post quota regime in 2005. The Government of India has proposed major fiscal changes in the latest Union Budget to boost this effort. These are:

- Rationalisation of duty structure among various fibres used in textiles
- Completion of the CENVAT chain in the textile industry
- Reduction of import duty for important textile manufacturing machines

These measures will increase consumption of textile fibres of all types and consolidate textile-manufacturing processes in the country.

Reliance is also addressing the requirements of a quota-free textile world. During the year, Reliance expanded its filament yarn and staple fibre capacity, and launched many new specialised products to cater to the needs of the textile industry.

In India, the demand for polyester fibre yarn (PFY), polyester staple fibre (PSF) and polyethylene terephthalate (PET) touched nearly 1.5 million tonnes during the period under review, reflecting a 10 per cent growth over the previous year. Reliance continued to be the largest manufacturer of these products and maintained its leadership position with a market share of 51 per cent.

During the year, Reliance's total polyester production volume increased by 5 per cent to 851,000 tonnes. New capacities of 50,000 tonnes per year of filament yarn and 40,000 tonnes per year of staple fibre were commissioned in the last quarter of FY 2002-03. These capacities were commissioned ahead of schedule and within the budget. Being the first full year of operations for these new capacities, the current year will see substantial addition to total production volume.

Last year, Reliance had announced an expansion of PET capacity from 80,000 tonnes a year to 300,000 tonnes a year by building the world's first plant based on DuPont's revolutionary NG-3 technology. This expansion project is going ahead on schedule and is expected to be commissioned in the current financial year.

The domestic market for bottle grade PET resin is growing at more than 25 per cent a year. During the year under review, Reliance launched speciality bottle grade resins that improve productivity of downstream industry through reduction in energy consumption and improvement in product performance.

(Production in tonnes)

	2000-01	2001-02	2002-03
Polyester	725,000	812,000	851,000

The period under review was also the first full year of operation for the Lycra® business. Reliance has made major inroads in developing new Lycra® based products and also introduced Lycra® to traditional textile companies. Lycra® is the most widely used stretch fibre and is a registered trademark of DuPont. It is mostly used in the manufacture of comfort fabric in sports wear, innerwear and other apparels.

Some of the new products launched this year are Recron® Cotluk (provides cotton look and feel to polyester), Recron® Stretch (stretches according to body movement), Recron® Dyefast (reduces dyeing cost for processors) and super speciality products like flame retardant and moisture management products. These products are sold at a premium

and are expected to increase the profitability of the company in future.

Retailing being one of the thrust areas, Reliance provided necessary support to Recron® fibrefill pillow manufacturers to launch certified pillows with the objective of providing comfort at an affordable cost. More customer friendly fibrefill products developed by a new in-house R&D centre will be launched in the near future.

Polyester Intermediates (PX, PTA & MEG)

Reliance is the world's 3rd largest producer of paraxylene (PX), and is the largest producer of purified terepthalic acid (PTA) in India. Reliance is the largest manufacturer of polyester intermediates in India with overall market share of 78 per cent.

Reliance is the only producer of PX, while there are 2 PTA and 4 mono ethylene glycol (MEG) producers in the country.

During the year, production of the domestic polyester intermediates industry grew by 9 per cent. Demand for fibre intermediates grew in line with polyester demand at 10 per cent.

Reliance's production volumes for fibre intermediates (PX, PTA and MEG) crossed the 3 million tonnes mark, registering a growth of 7 per cent. The captive consumption of polyester intermediates was over 50 per cent during the year.

(Production in tonnes)

	2000-01	2001-02	2002-03
Polyester Intermediates	2,833,000	2,882,000	3,075,000

Cracker Products

Reliance operates a grassroots multi-feed cracker at its Hazira petrochemicals complex. The cracker is among the largest in the world. During the year, Reliance's ethylene production grew by 5 per cent and propylene production grew by 6 per cent over the previous year.

(Production in tonnes)

	2000-01	2001-02	2002-03
Ethylene and Propylene	1,094,000	1,127,000	1,185,000

Reliance has announced plans to increase its cracker capacity by 33 per cent to 1 million tonnes a year. This will be achieved through debottlenecking.

With the acquisition of IPCL, synergies across RIL and IPCL in the field of intermediate streams were exploited to increase value in both companies. Reliance's Hazira cracker provided an abundant source of supplementary feedstock to IPCL at Vadodara and facilitated IPCL to optimise the production of high value products, especially in the C4 chain.

Production of Benzene, Toluene and other by-products was consistent with feedstock characteristics. Naphtha feedstock from Reliance's refinery at Jamnagar was optimised to enhance overall cracker productivity.

Reliance registered a collective growth of 23 per cent in Benzene production, mainly on account of process improvements at Jamnagar. Reliance maintained its leadership position in the domestic market with a share of over 50 per cent. During the year, Reliance exported nearly 23 per cent of Benzene to Styrene manufacturers in South East Asia, Europe and the US, which reflects the global quality and acceptability of its product.

Reliance produces premium grade Toluene at Hazira, suitable for producing toluene di-isocyanate, benzoic acid and chloro toluenes. The acquisition of IPCL also provided an opportunity to upgrade low value impure intermediate streams at IPCL into saleable products. This resulted in 13 per cent growth in Toluene production over the previous year.

LPG Business

During the year, Reliance's Hazira cracker produced 171,800 tonnes of LPG that meets Bureau of Industrial Standards (BIS) specifications.

During the year, Reliance increased its LPG production capacity by commissioning a LPG separation unit at its paraxylene plant at Patalganga. This unit with an installed capacity of 58 tonnes per day separates high value products such as propane and butane from the fuel gas stream. This new unit produced 15,000 tonnes of LPG during the year.

Since the launch of 'Reliance Gas' in 1998, an established customer base of over 8.5 lakh for the packed LPG is now a reality in the states of Maharashtra, Gujarat, Madhya Pradesh and Rajasthan. Nearly 65 per cent of these customers are in rural areas, which include enclaves with a population of less than 5,000. The distribution network of 117 well-trained distributors and 5,100 distribution outlets provides unmatched customer support.

(Sales in tonnes)

	2000-01	2001-02	2002-03
LPG	158,600	172,350	190,700

Chemicals

Reliance is the largest producer of linear alkyl benzene (LAB) in the country. The acquisition of IPCL, which has a LAB capacity of 43,500 tonnes during the year, strengthened the leadership position of Reliance in India.

Reliance is the most competitive producer of LAB in the country owing to its economies of scale, backward integration and proximity to markets. The revival witnessed in the domestic detergent industry during the year augurs well for the growth prospects of LAB - the surfactant widely used in all types of detergent formulations.

During the year, Reliance exported about 35 per cent of its LAB production across South-East Asia, the Middle East, Europe and Latin America.

Reliance is also the country's largest producer of Normal Paraffin, accounting for 37 per cent of domestic production during the year. Reliance produces three different grades of paraffin, which are primarily used by the domestic chlorinated paraffin wax (CPW) industry and producers of various industrial oils.

(Production in tonnes)

	2000-01	2001-02	2002-03
LAB and Normal Paraffin	233,000	232,500	233,200

Textiles

Reliance's Textile Complex at Naroda, Gujarat is one of India's largest and most modern textile complexes. Reliance textile products are sold under the brand names of *Vimal, Harmony, Reance, RueRel, Slumberel* and *V2*. Reliance's flagship brand *Vimal* is one of India's largest selling brands of premium textiles.

The Textile Division's R&D cell developed many new products such as polynosic blended high value fabrics; high performance shrink-resist machine washable wool blended fabrics; and light-weight, wash-fast, flame-retardant knitted net fabrics. The R&D also developed new processes such as optimisation of disperse dyeing cycle using rapid disperse dyes, and substitution of transfer printing on knitted velour. R&D efforts of the Textile Division are aimed at continually developing cost-efficient processes and new product lines to remain competitive.

Textile division consolidated its position further in key markets like Europe, USA, Far East, Middle East, etc. Besides continuing the thrust on exports, an attempt was made during the year to sell directly to the final consumer in the form of pre-cut, pre-packed goods. This category of goods was sub-branded as V2. Going by the enthusiastic response, efforts will be made to introduce more such cash & carry products. This activity is aimed at compressing the business cycle and, countering the longer credit regime prevalent in the textile business.

The annual Harmony Show organised by Reliance's textile division serves as a platform to launch young talent, and brings to the art lover a wide representation of contemporary Indian art. The eighth Harmony Show in April 2003 displayed works of 125 artists selected after a now-established deluge of nominations from across the country.

Last year's Show provided a catalytic platform to 'Aseema', a non-governmental organisation engaged in the rehabilitation of street children. With Harmony's active co-operation and considerable contribution in renovating and refurbishing key areas, the children at Aseema can today walk into a school that is bright, cheerful and healthy. The Harmony Show continues its support of Aseema in rehabilitation of street children and in the mission to uphold every child's right to education.

Opportunities

Reliance has a promising portfolio of business assets, requisite financial strengths and project execution capabilities to capture new growth opportunities. In the upstream petroleum sector, the key to success will lie in the ability to identify, access and focus on opportunities that offer material and superior returns. Reliance is confident it has chosen the right path and that its progress in exploration and production underscores sound judgement.

The retail marketing of petroleum products will represent a significant part of Reliance's future overall operations as the sector is being opened up for private competition. Reliance's strategy in this business area is to maximise the commercial value of the company's refined petroleum products by building markets and adding value.

Reforms in the domestic hydrocarbon sector, including the proposed strategic sale of HPCL, present an opportunity for Reliance to consolidate and expand its interests.

Domestic demand in most Reliance products has registered double-digit growth levels for the past several years. This trend of long-term demand growth is expected to continue given low per capita consumption and economic growth that is generally forecast to grow by 5-6 per cent a year over the next few years. This augurs well for the existing business portfolio of Reliance and provides impetus for value-addition.

Reliance's demonstrated global competitiveness and international quality of products and its superior logistic capabilities, provide immense opportunities in global markets. Reliance will continue to pursue these opportunities while maintaining its focus on domestic markets.

Reliance will address new opportunities by leveraging its existing market leadership position and its demonstrated strengths of conceptualising and implementing large, complex projects, flexibility in financing, and a growing pool of in-house intellectual capital resources.

In addition, Reliance is harnessing attractive opportunities for profitable growth in new areas of interest such as power and infocom, through its interests in BSES and Reliance Infocomm.

Reliance's overall strategy is to enhance shareholder value by achieving superior returns from a distinctive set of opportunities through a disciplined approach to long-term investment growth.

Challenges

In the oil & gas E&P business, Reliance faces the challenge of undertaking a comprehensive development programme spanning an area of nearly 290,000 sq km encompassing onshore and offshore, shallow and deep-water blocks. Reliance is working with leading international technology and service providers for accomplishing its objectives in this business. Moreover, the recent from-scratch success achieved in a deep-water block, the first ever by an Indian private sector company, will boost exploration efforts.

Reliance faces the challenge of normal market competition from domestic as well as international companies in its existing businesses of petroleum refining and manufacture of petrochemicals. Even under volatile and difficult global operating conditions, Reliance has consistently recorded superior performance. It is expected that the company's sound business strategies, strong customer franchise, high quality of products and globally competitive cost positions will continue to enable it to consolidate leadership in the domestic market while strengthening its position in the global arena.

Following the deregulation of India's petroleum retail marketing business, Reliance is setting up state-of-the-art retail outlets of its own to reach out to customers across India. While public sector oil companies enjoy an advantage of existing distribution infrastructures for retail marketing of petroleum products, Reliance intends to leverage its organisational strengths to establish an appropriate retail-marketing network. This will provide an opportunity to expand and further integrate the energy value chain.

To remain competitive and enhance overall shareholder value, Reliance has consciously pursued the strategy of moving up the value chain in all its businesses. This strategy is expected to provide a competitive edge in the market and enhance margins.

Outlook

Reliance's overall operating earnings presently depend largely on the profitability of its refining and petrochemicals businesses, the core of its business portfolio. Both these businesses being global in nature, the outlook for margins and profitability depends upon overall global economic outlook, global demand-supply scenario and trends in feedstock and product prices.

Reliance continuously works towards honing its competitive strengths and consolidating customer relationships so that the company outpaces the competition and remains amongst the most profitable companies globally.

Any upturn in the petrochemicals cycle, as and when it occurs, can significantly enhance Reliance's profitability, given its scale of operations and globally competitive cost positions. However, unprecedented volatility and/or firmness in key raw material prices, as a result of geo-political and/or economic events, can have an adverse impact on margins and profitability of the company.

The petrochemical business is expected to grow broadly in line with industry trends over the medium to long term. Various possible routes such as low gestation capacity expansion, cost efficient debottlenecking, and/or attractive acquisitions at competitive costs, will be explored to achieve higher production volumes.

During the year, the Company carried out the first phase of a Yield and Quality improvement program at its refinery, which will offer further flexibility in processing different varieties of crude. This will enable Reliance to capture quality premium in international markets and to operate at increased capacity.

Reliance's proposed entry into retail marketing of transportation fuels through development of its own distribution and marketing infrastructure and acquisition of marketing & distribution assets, if any, combined with a world-class retail customer experience will achieve downstream integration. This process will also add a new revenue stream to Reliance's existing business portfolio and enhance long-term shareholder value in the coming years.

Reliance is making significant E&P investments in a well-balanced and promising portfolio of oil and gas properties in India. A focused exploration effort is being carried out to capture additional growth opportunities. The Company anticipates an increase in oil and gas output over the coming years from ongoing projects. The oil & gas business has the potential to provide a higher contribution to Reliance's overall business profile, in the medium to long term.

Reliance's interests in Reliance Infocomm, and the acquisition of IPCL and BSES have the potential to generate significant value for shareholders, in the medium to long term.

Risks and Concerns

Petroleum and petrochemical products are internationally traded commodities and their prices are subjected to global market forces of demand-supply and other factors that influence price volatility. With these two businesses presently accounting for the major proportion of Reliance's revenues, changes in global price levels have an impact on the Company's performance.

However, Reliance has historically been resilient to the fluctuations of economic and industry cycles/downturns. Reliance's high levels of integration, globally competitive operations and domestic leadership position have helped the company in mitigating the adverse impact of generic industry risk factors. The Company's conscious efforts on maintaining a judicious mix of markets for its sales and thrust on speciality products have also proved to be effective.

The impact of import tariffs on Reliance's major products have significantly reduced over the past decade. According to current expectations, the impact of any further import tariff reduction on Reliance products is unlikely to be material in the future, as import tariffs are already at or close to target levels announced by the Government.

Since the early 1990s, successive Indian governments have pursued policies of economic liberalisation, including significant reduction in restrictions on the private sector. However, the role of government in the economy remains significant. There is a risk that the pace of liberalisation and the reforms process could change, and specific laws and policies affecting companies, including Reliance, could change as well.

Foreign exchange rate volatility has an impact on the business of the Company and on foreign currency debt held by the Company. Reliance undertakes liability management transactions and other structured derivatives such as interest rate swaps and currency swaps on an ongoing basis, to hedge and diversify its foreign exchange liability.

Growing foreign exchange reserves over the past several years have lent stability to India's currency, thus minimising potential for adverse impact caused by any unfavourable foreign exchange rate movements. The company's growing export revenues, and foreign exchange denominated oil and gas revenues, provide more than sufficient cover for its annual external debt service obligations.

As part of its overall risk management strategy, Reliance consistently insures its assets and operations against a wide range of risks. Reliance also adopts appropriate technologies, manufacturing practices, HRD policies, and a suitable HSE framework to manage potential operational risks.

Adequacy of Internal Controls

An extensive system of internal controls is practiced by Reliance to ensure that all its assets are safeguarded and protected against loss from unauthorised use or disposition, and that transactions are authorised, recorded, and reported correctly.

The Company has an internal control system that is geared towards achieving efficiency in operations, optimum utilisation of resources, effective monitoring, and compliance with all applicable laws and regulations.

An extensive programme of internal audits, reviews by management, and documented policies, guidelines and

procedures, supplements the internal control systems that are designed to ensure reliability of financial and all other records to prepare financial statements and other data, and to maintain accountability of assets.

The effectiveness and efficiency of Reliance's internal control systems have improved with the implementation of SAP/ R3 financial and business management systems, which provide a high level of system-based checks and controls.

Reliance has robust and independent internal audit systems to monitor the entire gamut of operations and services spanning all locations, businesses and functions, on a regular basis. Internal audit includes evaluation of all financial, operating and information technology system controls. In addition to the in-house team, several leading national and international professional firms are on Reliance's internal audit panel. Top management and the Audit Committee of the Board review the findings and recommendations of the internal audit panel.

Reliance Telecom

Reliance Telecom Limited (RTL) is promoted by the Reliance Group.

The Company has two divisions - Basic and Cellular telephony services. The company has filed an application with the Ahmedabad High Court for demerger of its Basic Services in Gujarat with effect from March 6, 2003. The approval from the Court on the scheme of demerger is awaited.

RTL provides cellular services, using GSM standard, in 7 telecom circles encompassing 15 states of India. RTL has met its rollout obligation by covering 50 per cent of District Headquarters in 5 applicable circles. The total subscriber base was over 5,40,000 at the end of the year under review, registering a year on year growth of 42 per cent.

RTL's financial performance marked a significant improvement over the previous year, and cash generation of over Rs 100 crore was used to meet its capital expenditure obligations besides repayment of its existing loans.

During the year, the Government permitted cellular operators to expand operations in Assam and North East circles. RTL is planning to expand services in commercially viable areas in this region.

RTL has commenced national roaming facility with all domestic operators and will soon be commencing international roaming facility covering all major countries.

Reliance Infocomm

In December 2002, Reliance Infocomm ushered a digital revolution in India. The company's catchline 'A New Way of Life' reflects the dream of Reliance Founder-chairman Dhirubhai Ambani to place the power of information and communication in the hands of common people at an affordable cost.

Reliance Infocomm has created an overarching digital infrastructure using state-of-the-art technology on the strength of a 60,000 km terabit capacity optic fibre network linking more than 600 cities and towns in India. The goal of Reliance Infocomm is to progressively expand its optic fibre network and eventually cover 116,000 km, with the ability to seamlessly connect every individual, home, and office in all 640,000 villages and 2,500 towns and cities of India.

Reliance Infocomm will offer revolutionary data, video and value-added services in the largest and most complex rollout in the global history of information technology and communication. The services are being launched in three phases.

The first phase will trigger a mobile revolution in the form of Reliance India*Mobile* services through a nationwide wireless network that will reach out to 90 per cent of India's population. Eventually, the communication wave will reach every Indian. This revolution will enable every individual to talk, shop, bank, transact, entertain and be informed, while on the move.

The second phase will usher an enterprise netway revolution by initially providing 100 mbps Ethernet links to every desktop and device in half a million enterprise buildings. This will eventually extend to 10 million buildings. This revolution will empower every enterprise by making transactions efficient, functions seamless and new economic opportunities abundant.

In the third phase, Reliance Infocomm will launch a consumer convergence revolution by providing high speed Ethernet links to 80 million homes initially and eventually to every home. This revolution will provide every home with a range of television channels, high-speed telephony, audio conferencing, video conferencing and video on demand.

The Reliance India*Mobile* service is revolutionalising the mobile experience of Indian consumers by offering a host of applications on the mobile phone such as enhanced messaging in Indian languages, email access, Internet surfing, access to real time political, financial and sports news, games and video streaming. The service enables users to send text messages in Indian languages, access their email and other Internet accounts, surf the net at speeds of up to 144 kbps, be the first to get breaking news, view clips from the latest movies and experience many other exciting applications.

The Reliance India*Mobile* service is available only on CDMA 2000 1X handsets especially imported by Reliance. These are light, sleek, Java enabled, multi-media ready phones with polyphonic sound, and with features like 3-way conferencing, call forwarding, in-built phonebook memory, special lifestyle features such as organizers, calendars, world clock and lithium ion battery for long talk time.

The Reliance India*Mobile* service has created a new benchmark in customer acquisition in the communications industry by signing up over one million subscribers in just ten weeks of opening its offer only from 111 cities.

Further, Reliance India*Mobile* has captured nearly 60 per cent of the incremental post-paid market or 25 per cent of the total postpaid segment, all in a matter of just ten weeks.

Reliance Industries is the lead investor in Reliance Infocomm. The overall capex for Reliance Infocomm has been estimated at Rs 18,000 crore (US$ 3.5 billion) compared to the initially announced Rs 25,000 crore (US$ 5 billion). The revision is attributed mainly to the sharp fall in telecom equipment costs globally. Despite downward revision in capex estimates, the overall scope of the infocom project has increased.

Power Initiatives - BSES

During the year, BSES Ltd became part of the Reliance Group. This marked the beginning of a new relationship and signalled another step in fulfilling the vision of Reliance's founder and visionary Chairman Dhirubhai Ambani to establish Reliance as India's fully integrated energy company with interests in oil and gas exploration and production, refining and marketing of petroleum products, petrochemicals and power generation, transmission and distribution.

Following the second open offer to BSES shareholders made by Reliance in a fair and transparent manner under SEBI Takeover Regulations, the equity stake of Reliance in BSES has increased to over 58 per cent, making it the single largest shareholding group in the company.

Reflecting the philosophy of Dhirubhai, BSES aims at a leadership role in creating world-class power infrastructure in the country in pace with regulatory changes and reforms in the power sector. The proven management skills and established project execution capabilities of Reliance combined with the experience of BSES will create value for millions of consumers by providing reliable and good quality power at competitive prices and achieving best-practice international standards of service, quality, safety and customer service.

BSES, with its corporate lineage going back to 1929 is a utility engaged in the generation, transmission and distribution of power in suburban Mumbai, major part of Orissa and Delhi. BSES presently supplies over 15 billion units of power to over 5 millions customers, and is ranked among India's top 25 listed private sector companies on all major financial parameters.

BSES generating plants include a 500 MW coal-fired power station at Dahanu near Mumbai, a 220 MW gas-fired power station at Samalkot near Visakhapatnam and a 165 MW naphtha-fired power station at Kochi. While the power from Dahanu is entirely consumed in BSES' distribution grid in Mumbai, Samalkot and Kochi plants supply power to State Electricity Boards in Andhra Pradesh and Kerala.

India is a power deficient country with an average energy shortage of about 7 per cent of total energy requirement and peak shortage of 12 per cent of peak capacity requirement. The power sector capacity in the country is dominated by State (60 per cent) and Central utilities (30 per cent) with private sector contribution being very small (10 per cent). The installed generation capacity in the country at present is about 105,000 MW with an adverse thermal: hydel mix.

Apart from capacity shortage, the power sector in the country is plagued by high transmission and distribution losses, lack of grid discipline, excessive workforce, ageing transmission & distribution systems, and lack of commercial orientation. This resulted in aggregate losses of State Electricity Boards in the year 2001-02 touching a worryingly high Rs 24,000 crore. However, the situation is beginning to change with reforms at all levels introduced by State governments and the Central government.

The Central Government has introduced a New Electricity Bill in Parliament, which seeks to consolidate various central and state legislations in the electricity sector, free the sector from controls, and introduce competition in generation, tranmission and distribution of power for the benefit of consumers. The enactment of the Bill will catalyse the reform process and facilitate the emergence of a strong and vibrant power sector in the country.

Energy Conservation

Reliance has a comprehensive policy on energy conservation. During the year under review, innovative energy conservation was practiced at all manufacturing locations. Better operating practices, improved operating efficiencies, optimum utilisation of resources, increased automation, introduction of advanced controls, new techniques, and higher capacity utilisation, among other methods brought about significant reduction in consumption of primary fuels.

The Hazira complex has shown a consistent reduction in energy consumption per ton of product. This is detailed below:

	2000-01	2001-02	2002-03
Fuel MMkcal / MT	2.20	2.19	2.12

Fuel consumption and loss as a percentage of crude processed is a parameter of specific energy consumption in refinery operations. Jamnagar has shown a marginal increase in percentage fuel and loss on crude processed for the current year due to the turnaround in Dec 2002.

	2000-01	2001-02	2002-03
Fuel Loss on crude processed	10.66 %	9.99 %	10.07 %

In the area of renewable energy, a digester unit based on technology supplied by the Sardar Patel Renewable Energy Research Institute was set up in ETP for producing biogas from canteen waste. The biogas is utilised as fuel in the DTA vaporizer of the polyester complex.

During the year, Jamnagar refinery participated in many benchmarking studies to redefine its objectives for energy conservation. Solomon Associates carried out benchmarking study for the Jamnagar refinery in 2002 and the energy intensity index improved from 69.5 per cent to 66.1 per cent. The refinery also participated in the benchmarking study of Shell in 2002 and its energy and loss index improved further from 94.3 per cent to 88.7 per cent.

Reliance's energy conservation efforts yielded many awards to its manufacturing sites during the year:

- "National Energy Conservation" award from the Ministry of Power, Government of India for the year 2001- 02 to both Patalganga and Hazira complexes
- Confederation of Indian Industries (CII) "Energy Efficient Unit" award for the year 2001-02 to Patalganga complex
- Petroleum Conservation Research Association Award (PCRA) to Hazira complex for its "exemplary work in energy conservation" for the third consecutive year in 2001-02
- Third consecutive CII award for "Excellence in Energy Conservation" to Hazira complex in 2001-2002

Research and Development

Research and Development (R&D) activities are an integral part of Reliance's overall operations and are directed towards the corporate objective of growth and excellence.

FY 2002-03 saw a surge in Reliance's R&D efforts across various manufacturing sites and research centres.

The R & D centre at Hazira achieved major breakthroughs in polymers. These initiatives have culminated in five international patents, which are in the process of being filed.

- Catalysts processes and performance improvements for PP
- Process development of inorganic support for polyolefin catalysts
- Development of bifunctional aliphatic donors for polyolefins catalysts
- Low cost antipolymerant for naphtha cracking

Reliance continues to pursue various programmes at National Chemical Laboratory (NCL), Pune under the Research Alliance Agreement (RAA); one of the programmes designed to develop nucleating agents for polypropylene from bio-diversified resources in India has resulted in 3 joint (RIL-NCL/CSIR) patents.

Reliance has recently entered into an agreement under the New Millennium Indian Technology Leadership Initiative (NMITLI) alongwith the Council of Scientific & Industrial Research (CSIR) for developing breakthrough technology in key areas from laboratory to commercial scale. Reliance will be offered the first right to the IPR for commercial development. The key areas are:

- Functionalisation of alkanes involving acetic acid and ethylene from ethane, vinyl chloride monomer from ethane, detergent alcohol from C11-13 alkanes
- Lactic acid and lactic acid-based polymers to make value added polymeric materials from renewable resources

Reliance continues to sponsor and participate in various R&D efforts at premier institutes in India and abroad including the Indian Institute of Technology, Mumbai; Jawaharlal Nehru Centre for Advanced Scientific Research, Bangalore; MBT, Pune; National Chemical Laboratories; University of Massachusetts, USA; and Polymer Institute Brno, Czech Republic.

For the first time in India, outsourced programme at MBT Pune has resulted in coveted international publication elucidating combinatorial chemistry application in Catalysis.

At the Reliance Technology Centre (RTC) pilot plants are being set up to develop differentiated polyester products. These plants would have facilities to study batch polycondensation, continuous polycondensation and spinning.

At the Patalganga complex, innovative ideas in process development resulted in major achievements. The highlights include:

- In-house development and implementation of LPG recovery scheme from off-gases in the paraxylene plant
- Development and implementation of energy optimization scheme in the Tatoray section of the paraxylene plant using PINCH technology
- Process development for water and catalyst recovery from mother liquor in the PTA plant, in collaboration with UICT, Mumbai
- Development of a model for oxidation reactor and purification crystallisers based on computational fluid dynamics (CFD), in collaboration with UICT, Mumbai
- Development of a mathematical model for paraffin to olefin conversion in the LAB plant in consultation with NCL, Pune

The Jamnagar complex saw development and implementation of many novel schemes. A few of these were:

- Conversion of diesel hydrotreater to heavy naphtha hydrotreater
- In-house design and development activities to enable successful capacity enhancement of the SHP / TAME plant by 125 per cent
- Decoking of the coker plant furnace using 'Pigging' technique resulted in lower downtime and higher capacity utilisation
- In-house development of process know-how for debottlenecking of the gas processing facility in the aromatics complex. This scheme leads to higher hydrogen export and LPG recovery. The scheme is under execution
- Advanced Process Control (APC), successfully implemented in many plants

Major R & D activities at Hazira petrochemical complex included:

- Optimisation of oxidation reactor process conditions to reduce specific consumption of acetic acid in PTA plant
- Process development for treating catalyst plant to produce TiO_2 by-product in FCP plant
- Organic stripping column modification for burning volatile organic components from esterification process in dowtherm vaporisers in POY plant
- Installation and commissioning of Gel permeation chromatography techniques for study of polymer products
- State-of-the-art Polypropylene Pilot Plant commissioned at Hazira for enhancing technology envelop. The pilot plant runs have already yielded two new/improved grades of PP for demanding market/customer needs

In addition, as a part of ongoing exercises several development activities were carried out to reduce costs, improve safety, cut energy consumption and optimise processes.

Quality

Reliance is committed to continuous improvement in quality for the entire range of its products. Reliance has full-fledged laboratory services at all its complexes employing around 800 international analytical methods and nearly 1,600 instruments in 25 analytical facilities.

Each analytical laboratory engages and adopts the most modern trends in the analytical field and provides reliable service to meet customer satisfaction. A centralised Quality division facilitates the interaction between various sites and groups, including various units of IPCL, to share and communicate knowledge.

During the year under review, the focus was particularly on activities with specific importance to management systems and process support studies. Six new facilities were created at Hazira to evaluate the quality of PE pipe, PET, and furniture grade PP. Several studies were also conducted to rectify process problems and improve the quality and yield of the final product.

Along with manufacturing facilities, the respective laboratories were also credited with ISO 9000 and 14000 certification. The Polyester testing laboratory at Coimbatore achieved the distinction of NABL certification as an independent testing laboratory. The refinery laboratory at Jamnagar has successfully implemented the ISO 17025 system with final certification audit due in May 2003.

Reliance's efforts in quality received many accolades during the year, which included:

- Golden Certificate from Shell Main Products Correlation Scheme (SMPCS) for best analytical laboratory to Jamnagar refinery laboratory from among more than 100 laboratories in the world
- TQM Merit award for polymer laboratories and Top Trainer award
- IMC Ramakrishna Bajaj National Quality Award - 2002 for the Hazira Complex

Health

Reliance is committed to provide adequate and modern occupational health and medical services to all its employees. Well-equipped occupational health centers have been established at Patalganga, Hazira, Jamnagar and Naroda for catering to preventive and curative health.

The occupational health services, manned by qualified doctors and trained paramedical staff are involved in continuously improving the health standards by providing state-of-the-art preventive and curative services. They are also involved in various health promotion activities as well as continuous improvement in workplace environment.

The occupational health activities of these centers include pre-employment medical examinations, periodic medical check-ups of employees, school health check-ups, preventive immunisations, health audits, biological monitoring and comparative studies of interdepartmental health. Periodic health risk assessment studies for exposure to various chemicals are also carried out in the plants.

Health education and awareness are accorded high priority. Reliance has evolved an effective multi-disciplinary approach for creating health awareness programmes to address issues like hypertension, diabetes, heart disease, and lifestyle management.

The medical centers also participate in various medical camps organised for the benefit of local communities, and are also an integral part of on-site and off-site disaster management teams.

Safety

Commitment to safety is of paramount importance at Reliance. During the year, the Health, Safety and Environment (HSE) policy was revised to reflect company's position on HSE issues and to strive to be a leader in management of HSE.

New work permit procedures, developed last year, have now been fully implemented in Patalganga and Hazira complexes. The Jamnagar complex is in the process of switching over to the new procedures. The new procedures provide for more checks and responsibility according to the hazard potential of each activity. All sites now carry out Risk Assessment / Job Safety Analysis for all major maintenance and first-time activities.

There has been an increased emphasis on safety of contract workers by way of increased training. Training man-hours for contractors showed a quantum jump during the year.

(Safety training man-hours for contractors)

Site	2001-02	2002-03
Patalganga	2,483	6,188
Hazira	15,565	31,585
Jamnagar	24,066	57,278

During the planned shutdown in Jamnagar, more than 11,000 additional contract workers were requisitioned, and all these workers underwent fire and safety training before taking up work.

The British Safety Council conducted a Safety and Health Management audit at Hazira and Patalganga in December 2002 and at Jamnagar in April 2003, and awarded the highest Five Star rating to all the complexes.

Environment

At Reliance, clean environment for sustainable development is of prime concern, and is an important business objective, achieved by every employee's contribution and responsibility towards environmental performance.

A layered system of environmental monitoring and audit is followed in compliance with all environmental protection laws of the land through all project stages - from planning to commissioning and production.

The HSE group at each manufacturing complex regularly monitors and audits specific maintenance systems to ensure regulatory compliance.

The Jamnagar refinery complex is currently in the process of implementing the Environment Management System conforming to ISO 14000.

The refinery complex operates without any burden on local water resources of the region and the integrated desalination plant of the refinery produces desalinated water for use in process and domestic applications. Reliance supplied 3,500 lakh litres of potable drinking water from the desalination plant to Jamnagar city during the summer of 2002. The refinery complex has been getting a rebate from the State Pollution Control Board in the Water Cess consecutively for the past two years.

Reliance places great emphasis in developing greenery and landscaping as an in-built environmental protection measure. Treated effluents are used for enhancing greenery. In addition, various biological sludges and organic solid waste are composted and processed biologically to generate natural fertilizer. A combination of these efforts and recycling of paper have resulted in halving solid waste.

To conserve water and land resources, hay filters have been installed to filter out dust particles and trees have been planted in windward directions to arrest the flow of dust.

The Hazira complex is the first integrated petrochemicals complex in India with ISO 14000 certification for its implementation of the Environmental Management System (EMS).

The complex has adopted 'waste to resource' methods for continual improvement in environmental sustainability. As part of this effort, canteen waste is being treated in a digester unit to produce biogas, which is utilised as fuel in the petrochemical complex.

Several measures have been adapted to conserve precious water resources, including the recycling of treated effluent to the maximum possible extent, and adoption of a drip irrigation and sprinkler system for greenbelt development.

A vermiculture plant set up to convert in-house garden waste into organic fertiliser has operated at full capacity during the year and about 40 MT of vermicast (vermiculture based fertiliser) was produced and utilised within the complex as partial substitute for other fertilisers.

For the second consecutive year, the Hazira complex was awarded the Indo-German Greentech Environment Excellence Award (instituted by Greentech Foundation) in the petrochemical category.

The Patalganga complex has also developed and implemented a number of sustainable environmental schemes, and continued improvement resulted in ISO 14000 certification of the Patalganga complex in May 2002.

The continual improvement at Patalganga has steadily reduced water consumption levels. Recycling and reuse of treated wastewater reduces the requirement of fresh water. In addition, Patalganga clocked a reduction in air emissions, reduction in solid wastes and recycling of biological waste through vermi-composting, among other measures. During the year various initiatives were taken such as installation of Low-NOx burners in process heaters to reduce NOx levels; energy integration improvement in plants; use of clean fuels in boilers and gas turbines; and recovery of metals from solid waste.

Human Resource Development

A five-point scalable approach sums up HR practices at Reliance. The company believes in empowering colleagues through greater knowledge, opportunity, responsibility, accountability and reward. This is the bedrock of all growth at Reliance, where growth is life. It is the benchmark by which it gauges best practices as ideal employers and enablers in India and globally.

Reliance takes immense pride in providing an equal opportunity work environment, and places great emphasis on identifying, nurturing and freeing up talent. This involves a practice of encouraging youth, urging experienced colleagues to mentor people and processes, and inculcating a can-do culture that moulds itself to evolving personal aspirations and corporate goals throughout the career of an individual.

RIL is a young company with an average age of 38 years for its 12,915 employees, as on March 31, 2003.

Break-up of professional workforce

Ph.D.	2%
MBAs	12%
Engineers	80%
CA/ ICWAs	6%

Age Profile

Upto 25 years	4%
26 - 35 years	42%
36 - 45 years	35%
46 - 55 years	17%
56 + years	2%

With steady organic growth and consolidation of businesses in its chosen areas, Reliance offers a wide spectrum of cross-company, cross-discipline and cross-country career opportunities for employees. With increasing globalisation of its businesses, this also extends to international opportunities across major markets and areas of business.

Learning and relevance are key principles at Reliance. And in order to ensure it, the company offers comprehensive world-class training and development resources. Employees are supported by an excellent system of assessment, career mapping, aptitude tests and other training needs. During the year, over 1,636 training programs covered 7,422 employees.

In association with the Indian Institute of Management, Bangalore (IIM-B), Reliance has created a customised management course for its engineers. The eighth and ninth batch comprising 80 engineers have gone to IIM-B. Graduates of previous courses, prepared for accelerated careers in the Company today occupy positions of important sectoral responsibilities. Typically, they are 27-30 years old when they assume major responsibilities. To ensure skill sets are constantly upgraded, Reliance has from this year begun advanced courses in management for the class that graduated from the IIM-B program five years ago.

Reliance has moved to a Key Result Area oriented performance appraisal system and a performance linked incentive scheme. International consultants have designed a scheme for Reliance that matches or betters systems in similar synergistic operations anywhere in the world. Reliance has already implemented the scheme in manufacturing operations and will expand it to other businesses.

The Company in the past year launched SAP-HR to provide an effective interface between HR and employees across India and the world.

Reliance encourages individuals to go beyond the scope of their work, undertake voluntary projects that enable them to learn and contribute innovative ideas in meetings goals of the company.

Social Responsibility and Community Development

Reliance implicitly believes that corporate responsibility extends beyond the ambit of a company's facilities and offices. And that true corporate citizenship must include common cause with society. In keeping with this belief system, Reliance encourages, funds and develops numerous education, health and human capital initiatives. While many of these initiatives are now recognised in India and abroad as model approaches, we derive greater inspiration for our mission of partnership with society when graduates of Reliance-funded institutions of higher learning in cities, children in Reliance-sponsored schools in villages, and patients in Reliance-led hospitals emerge to lead lives of aspiration, good health and fulfillment.

Educational Initiatives

Dhirubhai Ambani Institute of Information and Communication Technology (DA-IICT), Gandhinagar

DA-IICT, an initiative of Reliance Group and the Dhirubhai Ambani Foundation (DAF), was established in 2001 to impart state-of-the-art education in information and communication technology and provide an interface with other disciplines. The Government of Gujarat, through a special enactment in March 2003, has accorded University status to DA-IICT.

DA-IICT offers various educational programs at undergraduate, postgraduate and doctoral levels in the area of information and communication technology, information technology in agriculture, and digital media. Student enrolment at DA-IICT for the 2003-2004 academic year is about 950.

DA-IICT plans to grow to a 1,300-student campus by 2004-05, with 70 full-time faculty, a sizeable number of visiting faculty, and teaching and research assistants. DA-IICT is also preparing to offer a wide range of training and research programs, and to focus on continuing education programs for working executives and practicing professionals.

Dhirubhai Ambani University of Science and Technology, Jamnagar

DAF with the support of Reliance Group has plans to establish a university at Jamnagar. To be named the Dhirubhai Ambani University of Science and Technology (DAUST), it will offer world-class education in emerging areas of science and technology. DAUST will focus on educational and research programs in areas like bio-science and engineering, computer science and engineering, energy engineering, food science and engineering, infrastructure engineering, materials science and engineering, and ocean engineering.

Dhirubhai Ambani International School, Mumbai

Situated in the Bandra-Kurla Complex, Mumbai, the Dhirubhai Ambani International School is funded by the J.H.Ambani Foundation. Dhirubhai Ambani International School was established with the principal objective to provide the highest quality of education to about 1,000 students.

The school, under one roof, caters to the education needs of children aged 4 to 17, and provides education compatible with leading schools in India and abroad. Fully equipped laboratories and a learning centre complete with internet capability provide every facility needed for modern, enriching education.

In their early years, students follow a pre-primary, primary and middle school curriculum devised by the school. A choice between ICSE and the University of Cambridge's International General Certificate of Secondary Education (IGCSE) is available to standards 8, 9 and 10. For standards 11 and 12, the school, now an accredited International Baccalaureate World School, offers the exciting and challenging Diploma Programme.

Scholarships

During the year, Reliance marked 25 momentous years of relationship and trust with its shareholders' family that numbers in excess of 3 million. To commemorate this special relationship, Reliance instituted the 'Dhirubhai Ambani Scholars Scheme' for undergraduate study. Under the scheme, 1,000 scholarships ranging from Rs. 7,000 to Rs. 15,000 will be awarded to meritorious children of the shareholders of Reliance Group companies.

The Dhirubhai Ambani Foundation has for the past seven years presented merit awards and scholarships to district level meritorious students for SSC and HSC examinations. During the year under review, 558 meritorious students - 63 of them physically challenged - from a total of 62 districts of Maharashtra, Guajrat, Goa and the Union Territories of Daman, Diu, and Dadra Nagar Haveli were presented with scholarships.

Under the 'Reliance Kargil Scholarship Scheme', education of 111 children of martyrs of the Kargil war as well as disabled soldiers were supported for the second consecutive year.

Healthcare Initiatives

Sir Hurkisondas Nurrotumdas Hospital and Research Centre (HNHRC), Mumbai

DAF has joined the management of Sir Hurkisondas Nurrotumdas Hospital and Research Centre (HNHRC), established in 1925, and Sir Hurkisondas Nurrotumdas Medical Research Society (HNMRS) a 29-year-old institution involved in clinical research with a social bearing.

At present HNHRC offers tertiary level healthcare facilities including cardiology, cardio-thoracic surgery, neurology and neuro-surgery, oncology, urology, nephrology, and gastroenterology, with over 150 consultants in various areas of specialisation and super-specialisation. The staff of about 1,000, including paramedical and other support staff at HNHRC also provides free and subsidised out-patient and in-patient treatment for the poor.

HNHRC offers postgraduate diplomas in various specialties awarded by the College of Physicians and Surgeons (CPS) and Diplomate of National Board (DNB). HNHRC also offers M.Sc. and Ph.D programs. In addition, HNHRC runs a Nursing School.

HNHRC has been instrumental in executing many community-oriented programs. These include free camps such as Senior Citizens Screening Camp, Vascular Surgery Camp, Cancer Awareness & Detection Camp, Diabetic & Hypertensive Retinopathy Camp and an Immunisation Programme. In all, nearly 1,400 persons benefited from these camps.

Sir Hurkisondas Nurrotumdas Medical Research Society (HNMRS), Mumbai

Reliance also supports the scientific research activities of Sir Hurkisondas Nurrotumdas Medical Research Society (HNMRS). At HNMRS, researchers are motivated to move out of the four walls of hospitals to carry out community-based studies. Recent projects include a study on the prevalence of respiratory disorders among taxi drivers, Type-2 diabetes in a neighbouring municipal ward, and repeated surveys of a population to monitor cardiovascular health status. Over 100 research projects have been completed, many of them multidisciplinary. In all, 110 papers have so far been published in established scientific journals, about half of them in international journals. The work of HNMRS has received wide appreciation from the scientific community.

Dhirubhai Ambani Hospital, Lodhivali, Raigad

This state-of-the-art general hospital was established five years ago and has since served the population in the industrial and rural areas of Raigad district, Maharashtra. Besides taking care of hospitalisation requirements, the hospital provides poor patients and senior citizens free outpatient and subsidised in-patient treatment.

The Dhirubhai Ambani hospital, a comprehensive health care center, has also saved lives of numerous highway accident victims by providing prompt, specialised and free life saving treatment.

Community Development

At its manufacturing locations, Reliance runs schools that provide quality education to the children of employees, and also to children living in nearby areas. Free transport is provided to all, enabling students living in nearby villages to attend school everyday.

During the year under review, community services carried out at Jamnagar include construction of tar road in 11 nearby villages; construction of community halls, panchayat buildings and aanganwadi in several villages; supply of fodder to nearby villages; organisation of blood donation camps and health diagnostic camps; and supply of drinking water.

At Hazira, community services include donation of computers to all primary schools and three high schools of the area; organising inter-school and inter-village sports and cultural competitions; awards to motivate meritorious students; mobile health van services and several medical camps; and initiatives to provide self-employment opportunities to women and physically handicapped persons.

The Hazira complex was awarded a trophy for highest number of blood donations in Surat district for the fourth consecutive year.

To improve the quality of life of the community, Reliance's Patalganga complex during the year undertook several initiatives in nearby areas such as construction of school rooms and community hall; providing drinking water to villages; women's development schemes; vocational education programs and trade familiarisation schemes; health and hygiene awareness programs; child education programs and managing crèches; free medical camps; and planting trees.

Foreign Exchange Savings, Taxes Paid and Exports

Foreign Exchange Savings

Reliance contributes to savings of precious foreign exchange for the country by manufacturing products that are import substitutes.

During the year, the company's operations have helped the nation save valuable foreign exchange to the tune of Rs 24,392 crore (US$ 5,137 million), an increase of 21 per cent over the previous year's figure of Rs 20,169 crore.

Taxes Paid

Reliance is one of India's largest contributors to the national exchequer, primarily by way of payment of customs and excise duties to various government agencies.

During the year, Reliance paid a total of Rs 13,210 crore (US$ 2,782 million) in the form of various taxes and duties against Rs 10,470 crore paid during the last year.

In line with the continued growth in production and sales volumes, Reliance's payment of duties and taxes has risen consistently over the years, despite the decline in the rates of custom and excise duties.

Exports

During the year, Reliance's exports, including deemed exports, increased to Rs 11,510 crore (US$ 2,424 million), from Rs 11,200 crore in the previous year, recording an annual growth of 3 per cent. Reliance continued to maintain its leadership position as the largest exporter in the country.

Reliance exports its products to over 100 countries, including the most quality conscious customers in the US and Europe. This demonstrates Reliance's global competitiveness, the world-class quality of its products, and superior logistics capabilities.

The strong growth in exports has been achieved while retaining the thrust on the domestic markets, with exports still representing only 18 per cent of Reliance's gross turnover.

Reliance has set up new export offices in China, UAE, Vietnam, Turkey and Indonesia.

Awards and Accolades

Reliance's commitment to excellence won several national and international awards and rankings for the company. Reliance also received many accolades for the management's outstanding performance.

Corporate Ranking

RIL was the only Indian company to feature among Asia's ten most creditworthy companies in *The Asset* Annual Benchmark Survey of Asia's Best Credits in 2002.

Reliance Group emerged as India's 'Most Admired Business House' for the second consecutive year in the *Business Barons* - TNS Mode Opinion Poll for 2002.

RIL was ranked number one for 'Financial Soundness' and 'Long Term Vision', and number two in 'Overall Leadership', in a *Far Eastern Economic Review (FEER)* survey, Review 200: Asia's Leading Companies, in December 2002.

An *Asiamoney* survey in December 2002 - January 2003 ranked RIL among the top five companies in the 'Overall Best Managed Company' category.

RIL featured in the 'World's Most Respected Companies' list published by *Financial Times* based on a global survey and research done by PricewaterhouseCoopers. In the same survey Reliance was ranked among the world's 10 most respected energy and chemical companies, and also topped the list of 'Most respected Indian companies'.

RIL was ranked at number three in 'India's Most Respected Companies' list published by *Businessworld* in January 2003.

The 2001-02 annual report of RIL was judged the Best Annual Report among Indian companies and among the best 25 in Asia in a *CFO Asia* Best Annual Reports Survey in March 2003.

In a *FinanceAsia* poll in March 2003, RIL was ranked number one in India in the 'Best Financial Management' category.

RIL received the inaugural best export performance award for FY 2000-01 from the Government of Maharashtra in March 2003.

Recognition for Management

Reliance Founder-chairman Dhirubhai H. Ambani (1932-2002) was posthumously conferred the 'Lifetime Achievement Award' by Petrotech for his outstanding contribution to Downstream Petroleum Industry in India, in January 2003.

RIL Chairman & Managing Director Mukesh D. Ambani and Vice-Chairman & Managing Director Anil D. Ambani were conferred 'The Entrepreneur of the Decade Award' by the Bombay Management Association in October 2002.

Dhirubhai H. Ambani, Mukesh D. Ambani and Anil D. Ambani were rated as 'India's Most Admired CEOs' for the fourth consecutive year in the *Business Barons* - TNS Mode Survey, in July 2002.

Mukesh D. Ambani was ranked 33rd among the 'Top 50 Most Respected Business Leaders of the World' in a survey conducted by Pricewaterhouse Coopers and published in *Financial Times*, London, January 2003.

Mukesh D. Ambani was conferred the 'Membership Award' by The Textile Association of India in December 2002.

Corporate Governance

Reliance's Corporate Governance Principles uphold its global standing at the forefront of corporate governance best practices. Reliance continues to review its corporate governance practices to ensure that they continue to reflect domestic and international developments to position itself to conform to the best corporate governance practices. It takes feedback into account in its periodic reviews of the guidelines to ensure their continuing relevance, effectiveness and responsiveness to the needs of local and international investors and all other stakeholders.

Principles

Reliance's corporate governance practices focus on the following main principles.

Recognising the respective roles and responsibilities of Board and management

To establish an effective mechanism for overseeing the affairs, keeping in view the Company's size, complexity, geographical operations and corporate tradition & culture, the Reliance's framework is designed to:

- enable the Board to provide strategic guidance for the Company and effective overseeing of the management;
- define the respective roles and responsibilities of senior executives and officers to ensure accountability; and
- ensure a balance of authority such that no single individual has unfettered powers.

Having a Board of appropriate composition, size and commitment to adequately discharge its responsibilities and duties

To ensure effectiveness of the Board, facilitating efficient discharge of duties and adding value in the context of the Company's circumstances, the Board periodically reviews its composition and size for ensuring a strong element of independence and commitment. Accordingly the Board is structured in such a way that :

- it has a proper understanding of, and competence to deal with, the current and emerging issues of the business and the benefit of a variety of perspectives and skills.
- it has the appropriate mix of executive and non-executive directors ensuring Directors' commitment and time to participate in the affairs fully.
- it can effectively review and challenge the performance of management and exercise independent judgement.

The Directors are elected by the shareholders. However the Board plays an important role in the selection of candidates for shareholders' approval. Reliance's policy does not prescribe any term limit for Directors, as the term limits, while could help fresh ideas and view points of new entrants, they have the disadvantage of losing the valuable contribution of directors who over the time have developed insight in to the Company and its affairs.

Independent verification and safeguarding integrity of the Company's financial reporting

To ensure the truthful and factual presentation of the Company's financial position, the Company has put in place a structure of review and authorisation apart from strong internal audit process. For this purpose, the Board has also constituted an Audit Committee, which is charged with paying particular attention to the management processes supporting external reporting, the performance and objectivity of the internal audit function, and the performance and independence of the external auditors.

Timely and balanced disclosure of all material information concerning the Company

To give investors an equal and timely access to material information, and to ensure that Company announcements are factual, balanced and in compliance with the applicable provisions of law, the Company has put in place a mechanism to ensure that:

- all investors have equal and timely access to material information concerning the Company – including its financial position, performance and governance.
- Company announcements are factual and presented in a clear and balanced way, disclosing both positive and negative information.

Highest importance to Investor Relations

To ensure long term shareholder value creation and to promote shareholder participation in corporate affairs, Reliance has established and maintained communication strategies, including a policy for clarity in notices of meetings. Reliance also maintains its corporate website www.ril.com for convenient access by the shareholders to all the material information about the Company. Reliance's endeavours are to empower its shareholders by:

- communicating effectively with them.
- giving them appropriate information about the Company.
- making it easy for them to participate in general meetings.

Sound system of risk management and internal control

To establish and maintain a system of risk management and internal control, the Company has set up a policy which includes a review of the risk management system, and maintenance of a risk profile (both financial and non-financial risks). Reliance has set up an effective internal audit function, independent of the external auditors, to review the effectiveness of the risk management system. Audit Committee of the Board oversees the risk management and internal control systems. This system is designed to:

- identify, assess, monitor and manage risks.
- inform investors of material changes to the Company's risk profile.

Fair review, active encouragement and management effectiveness

To ensure consistent effectiveness of the overall management, the performance of the senior executives and officers is subject to review. This includes equipping individuals with the knowledge and information they need to discharge their responsibilities effectively, and reviewing individual and collective performance regularly. Performance evaluation process is fair and transparent and uses both measurable and qualitative indicators.

Efficient Executive Remuneration Policy

The Company has adopted a remuneration policy that attracts and maintains talented and motivated executives so as to encourage enhanced performance of the Company. The remuneration policy envisages a clear relationship between performance and remuneration, including the link between remuneration paid and the overall corporate performance.

Remuneration of managing directors and whole time directors is determined by the Remuneration Committee of Directors within the permissible limits under the applicable provisions of law and is approved by Shareholders. Non Executive Directors are paid sitting fees within the limits prescribed under law.

Corporate Ethics

Reliance has a defined policy framework for ethical business conduct by its personnel.

The Ethics Policy sets forth, inter alia:

- Our Values and Commitments
- Our Code of Ethics
- Our Business Policies
- Our Code of Conduct for Prevention of Insider Trading
- A detailed programme for Ethics Management at Reliance.

These policies support the consistent endeavour to enhance the reputation of the Company.

The "Values and Commitments" policy document states that Reliance believes that any business conduct can be ethical only when it rests on the nine core values of Honesty, Integrity, Respect, Fairness, Purposefulness, Trust, Responsibility, Citizenship and Caring.

These values are not to be lost sight of by anyone at Reliance under any circumstances irrespective of the goals that are intended to be achieved. To us, the means are as important as the ends.

In pursuit of these values outlined in the "Values and Commitments" policy document, we are committed to an ethical treatment of all our stakeholders - our employees, our customers, our environment, our shareholders, our lenders and other investors, our suppliers and the Government. A firm belief that every Reliance team member holds is that the other persons' interests count as much as their own.

The "Code of Ethics" and the "Business Policies" are in alignment with Reliance's Values and Commitments. The essence of these documents is that each employee should conduct the Company's business with integrity, in compliance with applicable laws, and in a manner that excludes considerations of personal advantage.

The "Code of Ethics" policy document contains policy on the following:

- Conflict of Interest
- Payments and Gifting
- Receipt of Gifts
- Purchases through suppliers
- Appointment of full-time agents, consultants and representatives
- Political Contributions

The "Business Policies" document contains policy on the following:

- Fair Market Practices
- Inside Information
- Financial, Records and Accounting Integrity
- External Communication
- Work Ethics
- Personal Conduct
- Health Safety and Environment
- Quality

The "Code of Conduct for Prevention of Insider Trading" contains policies prohibiting insider trading.

The Company's shares are listed on ten Stock Exchanges in India and GDRs are listed on Luxembourg Stock Exchange. In accordance with Clause 49 of the listing agreement with the domestic stock exchanges and best practices followed internationally on Corporate Governance, the details of compliance by the Company are as under:

1. Company's philosophy on Corporate Governance

As discussed above, Reliance's philosophy on corporate governance envisages the attainment of the highest levels of transparency, accountability and equity, in all facets of its operations, and in all its interactions with its stakeholders, including shareholders, employees, the government and lenders. Reliance is committed to achieving the highest international standards of corporate governance. Reliance believes that all its operations and actions must serve the underlying goal of enhancing overall shareholder value, over a sustained period of time.

2. Board of Directors

The Board of Directors consists of 13 directors. The composition and category of Directors is as follows:

Category	Name of the Directors
Promoter/ Executive Directors	D.H. Ambani* *Chairman (upto 6th July, 2002)*
	M.D. Ambani** *Chairman & Managing Director (from 31st July, 2002)*
	A.D. Ambani*** *Vice Chairman & Managing Director (from 31st July, 2002)*
	N.R. Meswani *Executive Director*
	H.R. Meswani *Executive Director*
Promoter Non-Executive Director	R.H. Ambani
Non-Promoter Executive Director	H.S. Kohli *Executive Director*
Independent Directors	M.L. Bhakta
	Y.P. Trivedi
	T.R.U. Pai
	U. Mahesh Rao *(Nominee Director - GIC)*
	Dr. D.V. Kapur
	M.P. Modi
	S. Venkitaramanan

* D.H. Ambani, passed away on 6th July, 2002

** M.D. Ambani, Vice Chairman & Managing Director, upto 30th July, 2002.

*** A.D. Ambani, Managing Director, upto 30th July, 2002.

Brief Resume of the Directors being reappointed at the ensuing Annual General Meeting, nature of their expertise in specific functional areas and names of companies in

which they hold directorship and the membership of the committees of the Board are furnished hereunder:

A. **Shri Mukesh D. Ambani** holds a Bachelor's Degree in Chemical Engineering from the University of Mumbai and MBA from Stanford University, USA. He joined Reliance in 1981 and sharpened his skills and capabilities under the able guidance of the founder Chairman, late Shri Dhirubhai H. Ambani. He initiated Reliance's backward integration from textiles into polyester fibres and further into petrochemicals. In this process, he directed the creation of 51 new, world-class manufacturing facilities involving diverse technologies that have raised Reliance's manufacturing capacities from less than a million tonnes to nine million tonnes per year. He is credited with having brought about financial innovations in the Indian capital markets. He pioneered India's first forays into overseas capital markets with international public offerings of global depository receipts, convertibles and bonds. He directed Reliance in its efforts to raise, since 1991 around US$ 2 billion from overseas financial markets; with a 100 year yankee bond issue in January 1997 being the high point. He directed and led the creation of the world's largest grass root petroleum refinery in Jamnagar, India, with a capacity of 5,40,000 barrels a day integrated with petrochemicals, power generation, port and related infrastructure, at an investment of Rs 25,000 crore (nearly US$ 6 billion). He has steered the Reliance Group to its current status as India's leading textiles—petroleum-petrochemicals-power-telecom player. He is a member of the Prime Minister's Advisory Council on Trade and Industry, Government of India, Council of Scientific and Industrial Research (CSIR), India, Board of Governors of National Council of Applied Economic Research (NCAER), Advisory Council of Indian Banks' Association and is the Chairman, Board of Trustees of the Indian Institute of Software Engineering, Mumbai.

His achievements:

- Rated No.1 among the top 50 Power People in the 2003 Power List published by *India Today*, February 2003.
- Ranked 33rd among the Top 50 Most Respected Business Leaders of the World, tops among the three Indian CEOs featured in a survey conducted by Pricewaterhouse Coopers and published in *Financial Times*, London, January 2003.
- Conferred 'Membership Award' by The Textile Association (India), December 2002.
- Conferred 'The Entrepreneur of the Decade Award' by the Bombay Management Association, October 2002.
- Rated as one of 'India's Most Admired CEOs' for the fourth consecutive year in the *Business Barons*-Taylor Nelson Sofres-Mode Survey, July, 2002 and also emerged as one of the Super Six world-class Indian CEOs;
- Recipient of Ernst and Young Entrepreneur of the Year Award-2000;
- Honoured by University Department of Chemical Technology (UDCT), University of Bombay as "Distinguished Alumnus of the Decade" December, 1999;
- Conferred the 'Business of the Year 1997' award by *Business India*, December 1997;
- Recognised as 'Global Leader for Tomorrow' in 1994 by the World Economic Forum, Switzerland; and
- Named in 'Time Roster of Young Leaders for the New Millenium' by *Time* magazine-December, 1994.

He is a Director on the Boards of Reliance Europe Limited and Reliance Infocomm Limited. He is Managing Director of Reliance Communications Infrastructure Limited and Chairman of Indian Petrochemicals Corporation Limited. He is also a member of the Shareholders'/Investors' Grievance Committee of the Board.

B. **Shri Anil D. Ambani** holds a Bachelor's Degree in Science from the University of Mumbai and MBA from The Wharton School, University of Pennsylvania, USA. He joined Reliance in 1983 as Co-Chief Executive Officer and sharpened his skills and capabilities under the able guidance of the founder Chairman, late Shri Dhirubhai H. Ambani. He is credited with having pioneered many financial innovations in the Indian capital markets. He pioneered India's first forays into overseas capital markets with international public offerings of global depository receipts, convertibles and bonds. He directed Reliance in its efforts to raise, since 1991, around US$ 2 billion from overseas financial markets; with a 100-year Yankee bond issue in January 1997 being the high point. With an investment of over Rs 36,000 crores (US$ 9 billion) in petroleum refining, petrochemicals, power generation, telecommunication services and a port terminal in a three-year time frame, he steered the Reliance Group to its current status as India's leading textiles-petroleum-petrochemicals-power-infocom-telecom player. He is a Member of the Wharton Board of Overseers, The Wharton School, USA. He has been nominated by the Government of India as a Member of the Board of Governors of the Indian Institute of Management, Ahmedabad.

His achievements:

- Rated No.1 among the top 50 Power People in the 2003 Power List published by *India Today*, February 2003.
- Conferred 'The Entrepreneur of the Decade Award' by the Bombay Management Association, October 2002.
- Rated as one of 'India's Most Admired CEOs' for the fourth consecutive year in the *Business Barons* - Taylor Nelson Sofres - Mode Survey, July 2002 and also emerged as one of the Super Six world-class Indian CEOs.
- Awarded the First Wharton Indian Alumni Award by the Wharton India Economic Forum (WIEF) in

recognition of his contribution to the establishment of Reliance as a global leader in many of its business areas, December, 2001.

- Named amongst 'The Power 50 - India's 50 most powerful decision-makers in Politics, Business & Finance', *Business Barons,* August, 1999.
- Selected by *Asiaweek* magazine for its list of 'Leaders of the Millennium in Business and Finance' and was introduced as the only 'new hero' in Business and Finance from India, June, 1999.
- Leading business magazine *Business Barons* included him in its list of 'India's 25 Most Influential Business and Financial Leaders', June, 1998.
- Conferred the "Businessman of the Year 1997' award by India's leading business magazine *Business India,* December, 1997.

He is a Director on the Boards of Indian Petrochemicals Corporation Limited, Reliance Europe Limited and Indian School of Business, Hyderabad. He is Chairman and Managing Director of BSES Limited. He is also a member of the Shareholders'/ Investors' Grievance Committee of the Board.

C. **Shri Nikhil R. Meswani** a Chemical Engineer from University Department for Chemical Technology (UDCT), is the son of Shri Rasiklal Meswani (late), one of the founder Directors of the Company. He joined Reliance at an early age and since 1990, he is an Executive Director on the Board of Reliance, with overall responsibility of the entire petrochemicals division. He has contributed to the growth of the petrochemicals division of Reliance to its present position as market leader in India and one amongst the top ten petrochemical companies in the world. Shri Meswani is currently Chairman of Asian Chemical Fibre Industries Federation and President of Association of Synthetic Fibre Industry. He is also a Member of Young President's Organisation (YPO) and a Director of Indian Petrochemicals Corporation Limited.

D. **Shri H.S.Kohli**, was appointed as a Whole-time Director designated as 'Executive Director' of the Company for a period of five years with effect from 1st April, 2000. An M.S (Chem), he has wide experience in implementing and operation of Petrochemical complexes. He is working in the Company since 1991 at its Hazira Complex. He is also the Occupier of the Company's factories at Hazira, Patalganga and Jamnagar. Currently he is incharge of the Company's manufacturing division at Hazira. He is also a Director of Reliance Assam Petrochemicals Limited.

E. **Shri Yogendra P. Trivedi**, an Advocate of the Supreme Court and a Tax Consultant, is a Director of the Company since 16th April, 1992. He has vast experience in finance and taxation. He is a member of various clubs and associations and holding important positions in various fields: Economic, Political, Professional, Commercial, Education, Medical, Sports and Social. He has received various awards and merits for his contribution in various fields. He is also a Director of Safari Industries Ltd, Siltap Chemicals Ltd, Birla Kennametal Ltd, Monica Travels Pvt Ltd, Sai Service Station Ltd, Zandu Pharmaceutical Works Ltd, Zodiac Clothing Co. Ltd, Ripples Club, Metro Exporters Pvt. Ltd, Clare Mont Trading Pvt. Ltd, Telstar Travels Pvt. Ltd, Trivedi Consultants Pvt. Ltd, and Bloomingdale Estates Pvt. Ltd. He is also a member of the Audit Committee, Shareholders'/Investors' Grievance Committee and the Remuneration Committee of the Board.

3. **Board Meetings, its Committee Meetings and Procedures**

A. Institutionalised decision making process

With a view to institutionalise all corporate affairs and setting up systems and procedures for advance planning for matters requiring discussion/ decisions by the Board, the Company has defined guidelines for the meetings of Board of Directors and Committees thereof. These Guidelines seek to systematize the decision making process at the meetings of Board/ Committees, in an informed and most efficient manner.

B. Scheduling and selection of Agenda Items for Board Meetings

(i) The Company holds minimum of four Board Meetings in each year, which are pre-scheduled after the end of each financial quarter. Apart from the four pre-scheduled Board Meetings, additional Board Meetings will be convened by giving appropriate notice at any time to address the specific needs of the Company. The Board may also approve permitted urgent matters by passing resolutions by circulation.

(ii) The meetings are usually held at the Company's Registered Office in Mumbai.

(iii) All divisions/departments in the Company are encouraged to plan their functions well in advance, particularly with regard to matters requiring discussion/approval/decision in the Board/ Committee Meetings. All such matters are communicated to the Company Secretary in advance so that the same could be included in the Agenda for the Board Meetings.

(iv) The Board is given presentations covering Finance, Sales and Marketing, and the major business segments and operations of the Company, before taking on record the results of the Company for the preceding financial quarter at each of the pre-scheduled Board Meeting. The Board's annual agenda includes recommending dividend keeping in view the dividend policy, determining directors who shall retire by rotation and recommending appointment of Directors/Auditors, authentication of annual accounts and approving Directors Report, long-term strategic plan for the Company and the principal issues that the Company expects to face in the future. Board Meetings also note and review functions of its Committees.

(v) The Chairman of the Board and the Company Secretary in consultation with other concerned persons in the senior management, finalise the agenda papers for the Board Meetings.

C. Board Material Distributed in Advance

(i) Agenda papers are circulated to the Directors, in advance, in the defined Agenda format. All material information is incorporated in the Agenda Papers for facilitating meaningful, informed and focussed discussions at the meeting. Where it is not practicable to attach any document to the Agenda, the same are placed on the table at the meeting with specific reference to this effect in the Agenda.

(ii) In special and exceptional circumstances, additional or supplementary item(s) on the agenda are permitted. Sensitive subject matters may be discussed at the meeting without written material being circulated in advance or at the meeting.

D. Recording minutes of proceedings at Board Meeting

The Company Secretary records the minutes of the proceedings of each Board and Committee Meetings. Draft minutes are circulated to all the members of the Board for their comments. The minutes of proceedings of a meeting are entered in the Minutes Book within 30 days from the conclusion of the meeting.

E. Post meeting follow up mechanism:

The Guidelines for Board and Committee meetings facilitate an effective post meeting follow-up, review and reporting process for the action taken on decisions of the Board and Committees.

F. Compliance

The Company Secretary while preparing the agenda, notes on agenda, minutes etc. of the meeting(s) and holding and conducting the meetings, is responsible for and is required to ensure adherence to all the applicable provisions of law including the Companies Act, 1956 and the Secretarial Standards recommended by the Institute of Company Secretaries of India, New Delhi.

4. Attendance of each Director at the Board meetings, last Annual General Meeting and Number of other Directorship and Chairmanship / Membership of Committee of each Director in various companies:

Name of the Director	Attendance Particulars		No. of Directorships and Committee Membership/ Chairmanship		
	Board Meetings	Last AGM	Other Directorships	Committee Memberships	Committee Chairmanships
D.H. Ambani*	0	N.A.	0	0	0
M.D. Ambani	7	Present	4	1	0
A.D. Ambani	7	Present	4	1	0
N.R. Meswani	6	Present	1	1	1
H.R. Meswani	7	Present	0	0	0
H.S. Kohli	6	Present	1	0	0
R.H. Ambani	6	Present	7	1	1
M.L. Bhakta	7	Present	6	6	3
Y.P. Trivedi	6	Present	12	7	2
T.R.U. Pai	5	Present	5	2	0
S.Venkitaramanan	5	LOA	9	4	0
U. Mahesh Rao	6	Present	7	10	1
Dr. D.V. Kapur	6	Present	11	5	3
M.P. Modi	7	Present	3	3	2

* D.H. Ambani passed away on July 6, 2002

LOA - Leave of absence

5. Number of Board Meetings held and the dates on which held

7 (Seven) Board Meetings were held during the year, as against the minimum requirement of 4 meetings. The dates on which the meetings held were as follows: 23rd April, 2002, 31st July, 2002, 2nd September, 2002, 30th September, 2002, 31st October, 2002, 20th December, 2002 and 31st January, 2003. The maximum time gap between any two meetings was not more than three calendar months. None of the Directors of the Company was a member of more than ten Comiittees nor was the Chairman of more than five Committees across all Companies in which he was a Director.

6. Board Committees

A. Standing Committees

The Company has the following standing Committees of the Board.

(i) Audit Committee

The Board of Directors of the Company has constituted an Audit Committee, comprising four independent, Non-Executive Directors viz. Shri Y.P. Trivedi, Chairman (having financial and accounting knowledge), Shri S. Venkitaramanan, Shri U. Mahesh Rao and Shri T.R.U. Pai. The constitution of Audit Committee also meets with the requirements under Section 292A of the Companies Act, 1956.

The terms of reference stipulated by the Board of Directors to the Audit Committee are, as contained in Clause 49 of the Listing Agreement and Section 292A of the Companies Act, 1956, as follows:

a. Oversight of the Company's financial reporting process and the disclosure of its financial information.

b. Recommending the appointment and removal of external auditors, fixation of audit fee and also approval for payment for any other services.

c. Reviewing with management the half-yearly and annual financial statements before submission to the Board, focussing primarily on (i) any changes in accounting policies and practices, (ii) major accounting entries based on exercise of judgement by management, (iii) qualifications in draft audit report, (iv) significant adjustments arising out of audit, (v) the going concern assumption, (vi) compliance with accounting standards, (vii) compliance with Stock Exchange and legal requirements concerning financial statements and (vii) any related party transactions i.e. transactions of the Company of material nature, with promoters or the management, their subsidiaries or relatives etc. that may have potential conflict with the interests of Company at large.

d. Reviewing with the management, external and internal auditors, the adequacy and compliance of internal control systems.

e. Reviewing the adequacy of internal audit functions.

f. Discussion with internal auditors any significant findings and follow up there on.

g. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.

h. Discussion with external auditors before the audit commences nature and scope of audit as well as have post-audit discussion to ascertain any area of concern.

i. Reviewing the Company's financial and risk management policies.

j. To look into the reasons for substantial defaults in the payment to the depositors, debentureholders, shareholders (in case of non payment of declared dividends) and creditors.

During the year, the Committee has met 5 times, as against the minimum requirement of 3 meetings. The Statutory Auditors and the Cost Auditors of the Company were also invited to attend the Audit Committee meetings.

Attendance of each Member of Audit Committee meetings held during the year

Name of Member of Audit Committee	Attendance particulars (Present)
Shri Y.P. Trivedi, Chairman	8th June, 2002, 30th September, 2002, 30th October, 2002 and 30th January, 2003
Shri S. Venkitaramanan	23rd April, 2002, 8th June, 2002 and 30th January, 2003
Shri U. Mahesh Rao	23rd April, 2002, 8th June, 2002, 30th September, 2002, 30th October, 2002 and 30th January, 2003
Shri T.R.U. Pai	8th June, 2002, 30th September, 2002 and 30th October, 2002.

(ii) Remuneration Committee

The Board of Directors of the Company has constituted a Remuneration Committee, comprising of 4 independent, Non-Executive Directors viz. Shri M.L. Bhakta (Chairman), Shri Y.P. Trivedi, Shri U. Mahesh Rao and Shri S. Venkitaramanan.

The Remuneration Committee has been constituted to recommend/review the remuneration package of the Managing/ Whole time Directors, based on performance and defined criteria.

The remuneration policy is directed towards rewarding performance based on review of achievements on a periodical basis. The remuneration policy is in consonance with the existing Industry practice.

Since there was no proposal for enhancement in the remuneration of the Directors, the Committee did not meet any time during the year under review.

Details of remuneration to Directors for the year

The aggregate value of salary and perquisites including commission payable for the year ended 31st March, 2003 to the Managing Directors/Wholetime Directors is as follows: Late Shri D.H. Ambani, Rs. 4.50 crores, Shri M.D. Ambani, Chairman and Managing Director, Rs. 12.18 crores, Shri A.D. Ambani, Vice Chairman and Managing Director, Rs. 12.15 crores, Shri N.R. Meswani, Executive Director, Rs. 3.14 crores, Shri H.R. Meswani, Executive Director, Rs. 3.13 crores. The aggregate value of salary and perquisites paid to Shri H.S. Kohli, Executive Director was Rs. 0.27 crore. The above amounts include Company's contribution to Provident Fund, Superannuation or Annuity Fund, to the extent not taxable and Gratuity and encashment of leave at the end of tenure, as per the rules of the Company.

The Company pays sitting fees to all the Non-Executive Directors at the rate of Rs. 5000 for attending each meeting of the Board and/or Committee thereof. The sitting fees paid for the year ended 31st March, 2003 to the Directors are as follows:- Shri R.H. Ambani, Rs. 30,000; Shri M.L. Bhakta, Rs.90,000; Shri Y.P. Trivedi, Rs.1,15,000; Shri T.R.U. Pai, Rs. 45,000; Shri S. Venkitaramanan, Rs. 40,000; Shri U. Mahesh Rao, Rs. 55,000; Dr. D.V. Kapur, Rs.35,000 and Shri M.P. Modi, Rs. 40,000.

The Company has paid Rs. 8.65 Lacs as professional fees to Messrs. Kanga & Co., a firm in which Shri M.L. Bhakta, Director of the Company, is a partner.

(iii) Shareholders'/ Investors' Grievance Committee

The Board of Directors of the Company has constituted a Shareholders'/Investors' Grievance Committee, comprising of Shri M.L. Bhakta (Chairman), Shri Y.P. Trivedi, Shri M.D. Ambani and Shri A. D. Ambani. The Committee, inter alia, approves issue of duplicate certificates and oversees and reviews all matters connected with the securities transfers. The Committee also looks into redressal of shareholders' complaints like transfer of shares, non-receipt of balance sheet, non-receipt of declared dividends, etc. The Committee oversees the performance of the Registrar and Transfer Agents, and recommends measures for overall improvement in the quality of investor services. The Board of Directors have delegated the power of approving transfer of securities to the Managing Directors and the Company Secretary.

In pursuance of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 (duly amended), the Board has approved the "Code of Conduct for Prevention of Insider Trading" and authorised the Committee to implement and monitor the various requirements as set out in the Code.

The Board has designated Shri Rohit C. Shah, Vice President and Company Secretary, as the Compliance Officer.

The total number of complaints received and replied to the satisfaction of shareholders during the year under review, was 16285. Outstanding complaints as on 31st March, 2003 were Nil. 213 requests for transfers and 1618 requests for dematerialisation were pending for approval as on 31st March, 2003, which were approved and dealt with by 1st April, 2003 and 3rd April, 2003 respectively.

(iv) Finance Committee

The Board of Directors of the Company has constituted the Finance Committee to make recommendations to the Board relating to capital structure and the issuance of securities, review banking arrangements and cash management, and review and approve certain short-term and long-term investment and other financial transactions.

The Finance Committee meets as and when the need to consider any matter assigned to it arises. Time schedule for holding the meetings of the Finance Committee is finalised, in consultation with the Committee Members

B. Functional Committees

The Board may, from time to time, constitute one or more Functional Committees delegating powers and duties with respect to specific purposes. Meetings of such Committees will be held as and when the need for discussing the matter concerning the purpose arises. Time schedule for holding the meetings of such functional committee(s) are finalized in consultation with the Committee Members.

C. Procedures at Committee Meetings

Company's guidelines relating to Board Meetings are applicable to Committee Meetings as far as may be practicable. Each Committee has the authority to engage outside experts, advisers and counsels to the extent it considers appropriate to assist the Committee in its work. Minutes of the proceedings of the each of the committee meeting are placed before the Board for its perusal and noting.

7. Annual General Meetings

Location and time for last 3 Annual General Meetings were as follows:

Year	Location	Date	Time
1999-00	Birla Matushri Sabhagar, 19 Marine Lines, Mumbai 400 020	13th June, 2000	11.00 a.m.
2000-01	Same as above	15th June, 2001	11.00 a.m.
2001-02	Same as above	31st October, 2002	11.00 a.m.

During the year ended 31st March, 2003, there have been no resolutions passed by the Company's shareholders through postal ballot. At the ensuing Annual General Meeting, there is no resolution proposed to be passed by postal ballot.

8. a. **Disclosures on materially significant related party transactions i.e. transactions of the Company of material nature, with its promoters, the directors or the management, their subsidiaries or relatives, etc. that may have potential conflict with the interests of the Company at large.**

None of the transactions with any of the related parties were in conflict with the interest of the Company.

b. **Details of non-compliance by the Company, penalties, strictures imposed on the Company by Stock Exchanges or SEBI, or any statutory authority, on any matter related to capital markets, during the last three years.**

SEBI has imposed a monetary penalty of Rs. 4.75 lakhs on the Company for the alleged non-disclosure under Regulation 7(1) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 in respect of acquisition of shares of a listed Company. The Company has preferred an appeal to the Hon'ble Securities Appellate Tribunal against the said order of SEBI and the said appeal is pending.

9. Means of communication

Half-yearly un-audited financial results

Half yearly un-audited financial results for the half year ended 30th September, 2002 were sent to each household of shareholders.

Quarterly results

The quarterly results were published in 'Financial Express' and 'Tarun Bharat', alongwith the official news release, and the detailed presentations made to the media, analysts, institutional investors, etc. were displayed on the corporate website, www.ril.com

The Management Discussion and Analysis (MD&A) is a part of the annual report, and each quarterly official media release.

10. General Shareholder Information

10.1 Annual General Meeting

Date and Time	:	Monday, the 16th June, 2003 at 11.00 a.m.
Venue	:	Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020

10.2. Financial Calendar (tentative)

Results for the quarter ending June 30, 2003	:	Last week of July, 2003
Results for the quarter ending September 30, 2003	:	Last week of October, 2003
Results for the quarter ending December 31, 2003	:	Last week of January, 2004
Results for the year ending March 31, 2004	:	Last week of April, 2004
Annual General Meeting	:	June, 2004

10.3. Book closure date : Tuesday, the 27th May, 2003 to Saturday, the 31st May, 2003 (both days inclusive), for payment of dividend

10.4. Dividend payment date : On or after 16th June, 2003.

10.5. (a) Listing of Equity Shares on Stock Exchanges at : Mumbai • Ahmedabad • Bangalore • Calcutta • Chennai • Cochin • Kanpur, New Delhi • Pune and the National Stock Exchange (NSE).

Note: (i) Annual listing fees for the year 2003-04, as applicable, will be paid to the concerned Stock Exchanges.

(ii) The Company has made applications to all the Stock Exchanges, other than BSE and NSE, for delisting of its equity shares.

(b) Listing of Global Depository Receipts (GDRs) at : Luxembourg Stock Exchange and traded on PORTAL System (NASDAQ, USA) and SEAQ System (London Stock Exchange).

10.6 (a) Stock Code :
- Trading Symbol - Bombay Stock Exchange : **'RIL500325'**
- Trading Symbol - National Stock Exchange : **'RELIANCE EQ'**

(b) Demat ISIN Numbers in NSDL & CDSL for Equity Shares : **ISIN No. INE002A01018**

10.7. Stock Market Data (In Rs./per share)

Month	Bombay Stock Exchange (BSE)		National Stock Exchange (NSE)	
	Month's High	Month's Low	Month's High	Month's Low
April, 2002	312.95	271.00	319.90	272.65
May, 2002	295.80	248.05	295.40	248.60
June, 2002	291.80	262.05	291.40	262.20
July, 2002	279.00	238.75	278.95	238.80
August, 2002	256.50	229.40	260.00	229.60
September, 2002	270.95	251.00	270.95	252.00
October, 2002	269.20	218.05	269.40	218.05
November, 2002	296.00	251.65	295.80	251.75
December, 2002	306.35	286.00	306.40	282.20
January, 2003	302.00	263.20	310.00	263.30
February, 2003	303.70	276.50	303.75	276.55
March, 2003	301.20	274.00	301.20	274.10

10.8. Share price performance in comparison to broad based indices – BSE Sensex and NSE Nifty

a) RIL share price performance relative to BSE Sensex based on share price on 31st March, 2003

Period	Percentage Change in		
	RIL share price	Sensex	RIL relative to Sensex
Financial Year 2002-2003	-8	-12	4
3 years	-12	-39	27
5 years	56	-22	78

b) RIL share price performance relative to Nifty based on share price on 31st March, 2003

Period	Percentage Change in		
	RIL share price	Nifty	RIL relative to Nifty
Financial Year 2002-2003	-7	-13	6
3 years	-12	-36	24
5 years	59	-12	71

10.9. Registrars and Transfer Agents (Share transfers and communications regarding share certificates, dividends and change of address) : Karvy Consultants Ltd.
46, Avenue 4, Street No.1
Banjara Hills, Hyderabad 500 034
E-Mail: rilinvestor@karvy.com

10.10. Share Transfer System

Presently, the share transfers which are received in physical form are processed and the share certificates returned within a period of 10 to 15 days from the date of receipt, subject to the documents being valid and complete in all respects. The Company has, as per SEBI guidelines with effect from 24th March, 2000, offered the facility of transfer cum demat. Under the said system, after the share transfer is effected, an option letter is sent to the transferee indicating the details of the transferred shares and requesting him in case he wishes to demat the shares, to approach a Depository Participant (DP) with the option letter. The DP, based on the option letter, generates a demat request and sends the same to the Company along with the option letter issued by the Company. On receipt of the same, the Company dematerialise the shares. In case the transferee does not wish to dematerialise the shares, he need not exercise the option and the Company will despatch the share certificates after 30 days from the date of such option letter.

10.11. Distribution of Shareholding as on 31st March, 2003


Others 19%
Promoters 35%
Banks / MFs / FIs 13%
Foreign Investors 21%
Associates / Trust 12%

10.12. Dematerialisation of Shares

Over 90.17% of the Company's paid-up equity share capital has been dematerialised up to 31st March, 2003. Trading in Equity Shares of the Company is permitted only in dematerialised form as per notification issued by the Securities and Exchange Board of India (SEBI).

Liquidity

RIL shares are among the most liquid and actively traded shares on the Indian stock exchanges. RIL shares consistently rank among the top few traded shares, both in terms of number of shares traded, as well as in terms of value. The highest trading activity is witnessed on the BSE and NSE stock exchanges. Relevant data for the average daily turnover for the financial year 2002-2003 is given below:

	Bombay Stock Exchange (BSE)	National Stock Exchange (NSE)	BSE + NSE
In No. of shares (in lakhs)	18.03	34.80	52.83
In value terms (Rs. crores)	49.48	95.88	145.36
($ Million)	10.42	20.19	30.61

10.13. Outstanding GDR/Warrants and Convertible Instruments

Outstanding GDRs as on 31st March, 2003 represent 8,05,34,365 shares, i.e. 5.77% of the paid up equity share capital of the Company. There are no other outstanding instruments, which are convertible into equity shares of the Company.

10.14. Plant Locations

- **Patalganga Complex**
  B-4, Industrial Area, Patalganga Off Bombay-Pune Road
  Near Panvel, Dist. Raigad - 410 207
  Maharashtra State, India.
- **Naroda Complex**
  103/106, Naroda Industrial Estate Naroda,
  Ahmedabad - 382 320
  Gujarat State, India.
- **Hazira Complex**
  Village Mora, Bhatha P.O.Surat-Hazira Road,
  Surat - 394 510, Gujarat State, India.
- **Jamnagar Complex**
  Village Meghpar/Padana, Taluka Lalpur,
  District Jamnagar - 361 280
  Gujarat State, India.

10.15 Address for Correspondence

(i) Investor Correspondence - For transfer / dematerilisation of shares, payment of dividend on shares, interest and redemption of debentures, and any other query relating to the shares and debentures of the Company.

- **For Shares held in Physical form**

  Karvy Consultants Ltd.
  46, Avenue 4, Street No.1, Banjara Hills
  Hyderabad-500 034 E-Mail: rilinvestor@karvy.com

- **For Shares held in Demat form**

  To the Depository Participant

(ii) Any query on Annual Report

Secretarial Department
Old ICI Godown, Fosbery Road
Off. Reay Road Station (East), Mumbai-400 033

10.16 Transfer of unclaimed amounts to Investor Education and Protection Fund

The investors are advised to claim the un-encashed dividends lying in the unpaid dividend accounts of the Company before the due date (as indicated the Notes to the Notice) for crediting the same by the Company to the Investor Education and Protection Fund.

During the year under review the Company has credited a sum of Rs. 25,86,56,614 to the Investor Eduction and Protection Fund pursuant to Section 205C of the Companies Act, 1956 and the Investor Education and Protection Fund (Awareness and Protection of Investor) Rules, 2001.

10.17 List of Investor Service Centres of Karvy Consultants Ltd.

CITY / CENTRE	STD CODE	PHONE NO	CITY / CENTRE	STD CODE	PHONE NO
AGRA	0562	2526660	KOCHI	0484	2310884
AHMEDABAD	079	6420422	KOLKATA	033	24644891
ALIGARH	0571	2429272	LUCKNOW	0522	236819
ALLAHABAD	0532	2561073	MADURAI	0452	2350855
ANANTAPUR	08554	249601	MANGALORE	0824	2492302
ANKLESWAR	02646	243291	MATTANCHERRY	0484	2223243
AURANGABAD	0240	2363517	MUMBAI - NARIMAN POINT	022	22847645
BANGALORE	080	6621184	MUMBAI - ANDHERI	022	26730799
BAREILLY	0581	2476797	MYSORE	0821	2524292
BELGAUM	0831	2402544	NADIAD	0268	2563210
BELLARY	0839	2254531	NASHIK	0253	2577811
BHARUCH	02642	242082	NELLORE	0861	2349935
BHAVNAGAR	0278	2525005	NEW DELHI	011	23324401
BHIMAVARAM	08816	231766	PALGHAT	0491	2547143
BHOPAL	0755	2559332	PANJIM	0832	2426870
BHUBANESWAR	0674	2539287	PATNA	0612	2321354
CALICUT	0495	2760882	PONDICHERRY	0413	2220636
CHANDIGARH	0172	2371726	PRODDATUR	08564	250822
CHENNAI	044	28153445	PUNE	020	25530204
CHILAKALURIPET	08647	257501	RAJAHMUNDRY	0883	2434468
COIMBATORE	0422	2237501	RAJKOT	0281	2239403
CUTTACK	0671	2335187	RANCHI	0651	2309386
DEHRADUN	0135	2713351	RENUKOOT	05446	253179
DINDIGUL	0451	2436077	ROURKELA	0661	2510770
DURGAPUR	0343	2586375	SALEM	0427	2335700
ELURU	08812	227851	SHIMOGA	0818	2228795
ERODE	0424	2225601	SURAT	0261	8357356
GHAZIABAD	0120	2796496	THANJAVUR	04362	279407
GOBICHETTIPALAYAM	0425	2226275	THENI	04546	261285
GORAKHPUR	0551	2346519	TIRUPATI	0877	2252756
GUNTUR	0863	2326684	TIRUPUR	0421	2205865
HALDIA	03224	276755	TRICHUR	0487	2322483
HUBLI	0836	2353961	TRICHY	0431	2791322
HYDERABAD	040	23312454	TRIVANDRUM	0471	2725989
INDORE	0731	2269891	TUMKUR	0816	2261891
JAIPUR	0141	2375099	UDUPI	0825	2530962
JAMNAGAR	0288	2557862	VADODARA	0265	2225469
JAMSHEDPUR	0657	2487020	VALLABH-VIDHYANAGAR	02692	239407
JUNAGADH	0285	2624154	VARANASI	0542	2225365
KAKINADA	0884	2387382	VIJAYAWADA	0866	2495200
KANPUR	0512	2558317	VISHAKAPATNAM	0891	2752915
KARAIKUDI	04565	437192	VISHAKAPATNAM – GAJUWAKA	0891	2511685
KARUR	04324	241892			

Directors' Report

Your Directors are pleased to present the 29th Annual Report and the audited accounts for the year ended 31st March, 2003.

Financial Results

The performance of the Company for the financial year ended 31st March, 2003 is summarised below :

		2002-2003			2001-2002	
		Rs Cr	US$ Mn*		Rs Cr	US$ Mn
Gross profit before interest, depreciation and extraordinary income		9,366.46	1,973		8,658.24	1,774
Less: Interest		1,555.16	328		1,825.10	374
Depreciation	3,452.79			3,435.82		
Less : Transfer from General Reserve	615.70	2,837.09	597	619.68	2,816.14	577
Profit before Tax and extraordinary Income		4,974.21	1,048		4,017.00	823
Add : Extraordinary Income		—	—		411.70	84
Profit before Tax		4,974.21	1,048		4,428.70	907
Less: Provision for Current Taxation		245.90	52		190.00	39
Provision for Deferred Tax		624.00	132		996.00	204
Profit after Tax		4,104.31	864		3,242.70	664
Add: Balance in Profit and Loss Account		2,726.23	574		2,160.65	443
On Amalagamation		—	—		1,071.50	220
Deferred Tax Liability for earlier years		—	—		(1,064.82)	(218)
Investment Allowance (Utilised) Reserve Written Back		—	—		122.07	25
Amount Available for Appropriation		6,830.54	1,438		5,532.10	1,134
Appropriations :						
Capital Redemption Reserve		400.00	84		—	—
Debenture Redemption Reserve		279.75	59		137.64	28
Capital Reserve		—	—		4.95	1
General Reserve		2,000.00	421		2,000.00	410
Interim dividend on Preference Shares		20.08	4		—	—
Proposed dividend on Equity Shares		698.19	147		663.28	136
Tax on dividend		89.46	19		—	—
Balance carried to Balance Sheet		3,343.06	704		2,726.23	559
		6,830.54	1,438		5,532.10	1,134

* 1 US $ = Rs 47.485 Exchange rate as on 31st March, 2003 (Previous year as on 31st March, 2002 1 US $ = Rs 48.80)

Dividends

The Directors have recommended a dividend of Rs 5 per Equity Share on 139,63,77,536 Equity Shares of Rs 10 each for the financial year ended 31st March, 2003, which if approved at the forthcoming Annual General Meeting, will be paid to (i) all those Equity Shareholders whose names appear in the Register of Members as on 31st May, 2003 and (ii) to those whose names as beneficial owners are furnished by National Securities Depository Limited and Central Depository Services (India) Limited.

The dividend pay out for the year under review has been formulated in accordance with the Company's policy of striving to pay stable dividend linked to long term performance, keeping in view the Company's need for capital, its growth plans and the intent to finance such plans through internal accruals to the maximum. Your Directors believe that this would increase shareholder value and eventually lead to a higher return threshold.

The Directors have declared interim dividend at the stipulated rates on 2,00,00,000 - 6.90% Redeemable Cumulative Non-Convertible Preference Shares (Series 1) of Rs 100/- each, 1,00,00,000-6.80% Redeemable Cumulative Non Convertible Preference Shares (Series 2) of Rs 100/- each and 1,00,00,000-6.80% Redeemable Cumulative Non-Convertible Preference Shares (Series 3) of Rs 100/- each, which has been paid to the registered holders of Preference Shares. The above dividend shall be considered as final dividend.

Equity Share Capital

The Company, during the year, has issued 34,26,20,509 Equity Shares of Rs 10 each to the Shareholders of the erstwhile Reliance Petroleum Limited (RPL) consequent upon the amalgamation of RPL with the Company.

Preference Share Capital

The Company, during the year issued 2,00,00,000 - 6.90% Redeemable Cumulative Non-Convertible Preference Shares (Series 1) of Rs 100/- each, 1,00,00,000 - 6.80% Redeemable Cumulative Non-Convertible Preference Shares (Series 2) of Rs 100/- each and 1,00,00,000 - 6.80% Redeemable Cumulative Non-Convertible Preference Shares (Series 3) of Rs 100/- each. The entire Preference Share Capital of Rs 400 crore was redeemed during the year.

Financial Condition and Results of Operation

Management Discussion and Analysis of Financial Condition and Results of Operation of the Company for the year under review, as stipulated in Clause 49 of the Listing Agreement with the Stock Exchanges, is given as a separate statement in the Annual Report.

The Company has entered into various contracts in the areas of oil & gas, refining, petrochemicals and telecommunication businesses. While benefits from such contracts will accrue in the future years, the Board of Directors shall periodically review their progress.

Subsidiary Companies

During the year, Vimal Fabrics Limited and Reliance Petroinvestments Limited have ceased to be subsidiaries of the Company and Reliance Communications Inc., Reliance Communications UK Limited (Subsidiaries of Reliance Infocom Inc.) and Gas Transportation & Infrastructure Company Limited became subsidiaries of the Company.

In terms of approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, a copy of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and the Report of the Auditors of the Subsidiary Companies have not been attached with the Balance Sheet of the Company. The Company will make available these documents/details upon request by any member of the Company interested in obtaining the same. However, pursuant to Accounting Standard AS-21 issued by the Institute of Chartered Accountants of India, Consolidated Financial Statements presented by the Company includes the financial information of its subsidiaries.

Acquisition of Control in BSES Limited

In January, 2003, the Company and Reliance Power Ventures Limited (RPVL) a wholly owned subsidiary of the Company along with persons acting in concert, made an Open Offer to the shareholders of BSES Limited (BSES), inter alia, to acquire up to 32,281,460 equity shares of BSES representing 20% of the its fully diluted equity share capital, at a price of Rs. 230.10 per share, in terms of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Regulations"). The Offer opened on January 17, 2003 and closed on February 15, 2003.

Upon successful completion of the Offer the aggregate shareholding of the Company along with all persons acting in concert in the paid up equity share capital of BSES increased to 58.22%. The shareholding of the Company and its Subsidiaries in BSES was at 55.20%. BSES accordingly became subsidiary of the Company effective March 17, 2003. However, consequent upon transfer of 78,00,000 equity shares representing 5.66% of the paid up equity capital of BSES, by RPVL to Reliance Capital Limited (RCL) a Reliance Group Company, the shareholding of the Company and its subsidiaries in BSES reduced to 49.53% and consequently BSES ceased to be subsidiary of the Company with effect from 29th March, 2003. The aggregate shareholding of the Company along with all persons acting in concert in BSES remains unchanged at 58.22%. Thus your Company has, during the year under review, acquired control and management of BSES.

Fixed Deposits

The Company has not accepted any fixed deposits during the year.

Directors

Shri Nikhil R. Meswani, Shri H.S. Kohli and Shri Y.P. Trivedi, retire by rotation and being eligible, offer themselves for reappointment at the ensuing Annual General Meeting.

Brief resume of the above Directors, nature of their expertise in specific functional areas and names of companies in which they hold the directorship and the membership/chairmanship of committees of the Board, as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges, are given in the section on Corporate Governance elsewhere in the Annual Report.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956, with respect to Directors' Responsibility Statement, it is hereby confirmed that:

(i) in the preparation of the annual accounts the applicable accounting standards have been followed along with proper explanations relating to material departures;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31st March 2003 and of the profit of the Company for the year ended on that date.

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the annual accounts of the Company on a 'going concern' basis.

Consolidated Financial Statements

In accordance with the Accounting Standard AS-21 on Consolidated Financial Statements read with Accounting Standard AS-23 on Accounting for Investments in Associates, your Directors have pleasure in attaching the Consolidated Financial Statements which form part of the Annual Report and Accounts.

Auditors

Messrs. Chaturvedi & Shah and Messrs. Rajendra & Co., Chartered Accountants, Statutory Auditors of the Company, hold office until the conclusion of the forthcoming Annual General Meeting and are eligible for re-appointment. The Company has received letters from them to the effect that their appointments, if made, would be within the prescribed limits under Section 224(1-B) of the Companies Act, 1956.

Cost Auditors

The Central Government had directed an audit of the cost accounts maintained by the Company in respect of its Textiles, Polyester and Chemicals businesses. The Central Government has approved the appointment of Shri S.N. Bavadekar and Messrs V.J. Talati & Co., Cost Accountants, for conducting the cost audit of the above businesses for the financial year ended on 31st March, 2003.

International Accountants

The report submitted by Messrs Deloitte Haskins and Sells, member firm of Deloitte Touche Tohmatsu International (DTTI), appointed as International Accountants of the Company, for the year under review to the Board of Directors, is circulated with this report for the information of members.

Personnel

As required by the provisions of Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of the employees are set out in the Annexure to the Directors' Report. However, as per the provisions of Section 219(1)(b)(iv) of the Companies Act, 1956, the Report and Accounts is being sent to all the shareholders of the Company excluding the aforesaid information. Any shareholder interested in obtaining such particulars may write to the Company Secretary at the Registered Office of the Company.

Energy Conservation, Technology Absorption and Foreign Exchange earnings and outgo

The information relating to energy conservation, technology absorption, foreign exchange earnings and outgo required to be disclosed under The Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 is given in Annexure forming part of this report.

Corporate Governance

Your Company is one of the pioneers in the country in implementing the best international practices of Corporate Governance. A separate section on Corporate Governance and a Certificate from the Auditors of the Company regarding compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges, form part of the Annual Report.

Acknowledgment

Your Directors would like to express their grateful appreciation for the assistance and co-operation received from the Financial Institutions, Banks, Government Authorities, Customers, Vendors and Shareholders during the year under review. Your Directors also wish to place on record their deep sense of appreciation for the committed services of the Executives, Staff and Workers of the Company.

For and on behalf of the Board of the Directors

Mukesh D. Ambani
Chairman & Managing Director

Place : Mumbai,
Dated: 23rd April, 2003.

Annexure to Directors' Report

Particulars required under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988.

A. CONSERVATION OF ENERGY

(a) Energy Conservation measures taken

1. Use of pump in VCM column bottom to recover the heat of effluent.
2. Providing intermediate flash vessel for HP condensate in PTA 1 & 2 plant.
3. Fan speed reduction of PTA mother liquor air blower.
4. Control logic on POY/PET vacuum jet system to save steam consumption.
5. Jet water pump Optimisation in Polyester CP-1.
6. Single Organic Stripper Column operation for CP-1 to CP-5 and one for CP 6 and CP 7.
7. FF CP-8 polymerization spare jet optimisation for steam consumption reduction.
8. PSF Draw line AHU Fans optimisation for reduction in power consumption.
9. Optimisation of lighting fixtures in PSF plant.
10. Installation of booster pump at Ethylene terminal using propylene terminal return water, thereby stopping CPP CT booster pump.
11. Replacement of C2R turbine condensate export valve.
12. Reduction in decoking by one hour after plant air maximisation for steam consumption reduction in cracker plant.
13. Reduction of polishing by 2 hours from the present practice of 10 hours in cracker plant.
14. Use of MP steam in place of HP steam for reactor feed heater, HP tracers and export of MP steam in Octane run in PE plant.
15. Use of MP steam in place of HP steam for Atomization in Vaporizer of PE plant.
16. Warm water pump Optimisation in RELPIPE plant.
17. Installation of GD in Gas Turbine 1&2.
18. Insulation of phase-1 return condensate header in Captive power plant.
19. Installation of fogging in 6 gas turbines.
20. Optimisation of DM water pump for POY and Phase-1 header in CPP.
21. Soot blowing in the five BHEL boilers.
22. BHEL Boiler Modification to improve free steam generation.
23. Installation of Autotransformer for electrical energy conservation.
24. Energy Benchmarking by Shell completed for the years 2000, 2001 & 2002. RIL's Jamnagar Refinery tops the list of about 55 Shell refineries all over the world for the year 2000 & 2001 and is also expected to top in 2002. Reliance has the lowest corrected Energy index & Energy & Loss Index, indicating highest Energy Efficiency.
25. Daily Flare Analysis & monitoring of Flare loss from various valves of individual units by Acoustic meter on a continuous basis, to minimise Flare Loss.
26. Daily monitoring of Fuel consumption & loss for the Refinery.
27. Weekly monitoring of Heater Efficiencies of all Fired Heaters.
28. Use of MP Steam in place of HP Steam in Stripper Reboilers in CDU.
29. VDU ejector Off gases rerouted to CDU furnaces.
30. Installation of Removable insulation pads for high temperature pumps & strainers, valves, channel end

covers and flanges in Coker lead to reduced convection heat losses & improved heat recovery.

31. Savings in Fuel due to installation of new improved design Air Preheater in HMU-2.
32. Rerouting of Rich Amine Flash gases to Sat gas Header.
33. Stopping all FG purges to flare & reduction of MP Steam to flare.
34. Offline & online water washing of Gas Turbine compressor blades.
35. Steam trap audit conducted in 2002 and about 1500 traps rectified which resulted in savings in LP, MP & HP Steam.
36. Successfully completed Trial run for replacing Steam traps in LP Steam tracers from TD type to BPT type leading to savings in increased heat recoveries.
37. Successfully replaced 26 fans in FCC from Aluminum blades to FRP blades leading to power savings.
38. Usage of Insulating Heat paint on bare Exchanger End covers has been done leading to reduced convection heat losses.

(b) Additional Investment/proposals being implemented for reduction of consumption of Energy

1. Replacement of DH column fan blades by FRP.
2. Suction chilling of Process Air Compressor in PTA-1.
3. Avoid Double pumping in DM Water pump in PTA plant.
4. Avoid double pumping in acetic acid service in PTA plant.
5. Use of 17 barg Steam in place of SHP steam in crystalliser in PTA plant.
6. De-superheater water preheating with process condensate in PTA plant for SHP steam saving.
7. Process Air Compressor Expander inlet pressure drop reduction for electrical energy reduction.
8. Use of PTA process steam in Polyester Stripping column.
9. Gas Turbine 1 & 2 by pass stack damper double sealing arrangement to minimise stack losses.
10. Ethylene tower vapor feed directly to VCM plant.
11. Process Fans replacement from solid metallic/GRP to hollow FRP.
12. Increasing supplementary firing efficiency by HRSG modification.
13. Use of Hot recycle solvent to preheat reactor feed in PE-II plant.
14. Optimization of feed tray location in Hiboil column of VCM plant.
15. Use of flash steam in stripper in PE-I &II.
16. Replacement of dryer MP steam with LP Steam in PVC plant.
17. Use of LP Steam instead of MP steam in Glycol bleed flasher-II Reboiler in MEG plant.
18. Installation of condensate pot for E-607 of MEG column Reboiler.
19. Use of process steam for new 500 TR VAR machine in MEG-II.
20. Preheating of heads column feed using VCM column bottom steam.
21. Provision of Isolation valves and bypass facilities in Crude Preheat train will save 5,655 T/year of Fuel Oil in CDU heaters due to increase in Preheat temperature.
22. Stripper gases to bypass HP receiver and route to Primary Absorber will save 40 KT /year of MP Steam.
23. Recovery of heat from hot HK stream going to tankage to heat crude upstream of Desalter before routing to storage.
24. Reduction of CDU feed pump power consumption by changing the pump impellers for 6 feed pumps will result in power reduction equivalent to 909 tons/annum of Fuel Oil.
25. Installation of second Feed Water/Effluent Desalter Exchanger in order to recover more heat hence reduces Heater duty equivalent to 3030 tons/annum of Fuel Oil.
26. Savings in fuel due to new improved design of Air Preheater in HMU-result in savings equivalent to 380 tons/annum of Fuel Oil.
27. Maximizing heat recovery from HCGO & LCGO pump around will result in heat recovery equivalent to 181182 tons/annum of Fuel Oil.
28. Provision of Intercooler in Primary Absorber will lead to savings equivalent to 2,468 tons/annum of Fuel Oil.
29. Changing of the existing Lean /Rich Amine Exchanger in ATU which has a high warm approach to new plate type exchanger to recover more heat will result in savings of upto 12727 tons/annum of equivalent Fuel Oil.
30. Using process condensate to heat deaerator makeup will result in Heat recovery equivalent to 13333 tons/annum of equivalent Fuel Oil.
31. Development of Simulator & Optimizer for Fuel & Steam/Power will result in savings to the tune of 3,571 tons/annum of equivalent Fuel Oil.
32. Inlet Air fogging in Gas Turbines in CPP (8 Gas Turbines) will lead to savings equivalent to 28,118 tons/annum of Fuel Oil.
33. Online water wash of GT compressors will lead to savings equivalent to 4,583 tons/annum of Fuel Oil.
34. Main Flare gas and LLP flare gases recovery and rerouting them back to Fuel Gas header will lead to savings of equivalent to 21,429 tons/annum of Fuel Oil.
35. Acid Flare gas Recovery by rerouting the gases to SRU will lead to benefits equivalent to 2,917 tons/annum of Fuel Oil.

(c) Impact of measures at (a) & (b) above for reduction in consumption of energy and on the cost of production of goods.

1. As a result of various energy conservation measures taken, the company saved energy equivalent to Rs 24 crore/annum.
2. The additional investment / proposals being implemented for reduction in energy consumption

have potential to reduce energy consumption equivalent to Rs 179 crore/annum.

(d) Total Energy Consumption and Energy Consumption per unit of production as per Form 'A' attached hereto

B. TECHNOLOGY ABSORPTION

Efforts made in technology absorption – as per Form B given below:

Form B

1. Research and Development (R & D)

a. Specific Areas in which Research and Development (R&D) is being carried out by the Company

(i) Improved Chemical formulation for caustic tower anti-polymerant trials in Cracker plant.

(ii) Optimization of Oxidation Reactor Process Conditions to reduce specific consumption of acetic acid in PTA plant.

(iii) Proposal to provide off gas foil agitator in 3rd and 4th Crystallizers of Purification Section to avoid solid deposition on wall of vessel and thereby reduce frequency of flush in PTA plant.

(iv) Commercial catalyst production based on in-house R & D efforts and substitute the import of catalyst.

(v) Process development for treating catalyst plant waste to produce by-product.

(vi) Organic Stripping Column modification for burning volatile organic components from Esterification process in Dowtherm vaporizers in POY plant.

(vii) Installation and commissioning of Gel permeation chromatography techniques for study of polymer products.

(viii) Installation of PET applications lab for product characterization in PET plant.

(ix) Production of Re-Heat grade PET resin for reduction of processing time at the end user for PET applications.

b. Benefits derived as a result of the above efforts

(i) Chemical formulation for caustic tower anti-polymerant trials in cracker plant can result in benefit of Rs 60 lakh/annum.

(ii) Reduced specific consumption of acetic acid in PTA plant is equivalent to Rs 285 lakh/annum.

(iii) Indigenous catalyst has resulted in improved productivity, product quality and import substitution.

(iv) Reduced effluent load in catalyst plant due to byproduct recovery.

(v) Organic Stripping Column modification results in improved environmental performance.

(vi) GPC installation will help in characterisation study of the polymer grades to improve in quality to reduce customer complaints.

(vii) Installation of PET applications lab for product characterization in PET plant resulted in effective and immediate control over the production process to suit the requirements of PET customers.

(viii) Production of Re-Heat grade PET resin increased the market share in western countries.

c. Future plan of action

(i) Development of terpolymer PP with improved properties, which will be only source manufactured in India for soft film sector.

(ii) VOC burning in Dowtherm vaporizers of POY plant by replacement of burners in two vaporizers.

(iii) Biolene trial for ETP performance improvement.

(iv) Identification of suitable sulphur guard bed for ethylene feed to EO reactor.

d. Expenditure on R & D **Rs Crore**

a)	Capital	31.74
b)	Recurring	9.32
	Total	41.06
c)	Total R&D Expenditure as a Percentage of Total Turnover	0.08%

2. Technology absorption, adaptation and innovation

a. Efforts made towards technology absorption, adaptation and innovation

(i) Installation of 80 U coils in Naphtha cracking furnaces of cracker plant for increasing the yield and run length.

(ii) Installation of 3rd Charge gas drier in cracker plant for reducing overall pressure drop and SHP steam consumption in CGC turbine by 0.5 TPH.

(iii) Integration of Aromatics & Cracker cooling tower to utilize the capacity and to bring down the supply temperature of Cracker cooling tower by about 1.5°C.

(iv) Utilization C5 cut as fuel in CPP instead of recycling in Cracker, thus increasing productivity of Cracker by increasing the fresh naphtha feed rate.

(v) Provision and Commissioning of Oxygen Enrichment in PTA2 resulting in higher productivity.

(vi) EO reactor/ coolant loop modification to increase the circulation flow and reduce vapor fraction in the reactor in MEG plant.

(vii) Scheme for recovery of MEG from Glycol residue to the tune of 650-900 tons/annum.

(viii) Development of alternative chemicals to improve product quality, and reduce operating cost in PVC, PE and PP plant.

(ix) Optimization of water to monomer ratio in K-67, K 57, K 60 grades to improve productivity in PVC plant.

(x) Trials of usage of Iron chelating agent along with primary & secondary suspending agents conducted in PVC plant, K6711 to improve product quality and reduce lump formation in reactors.

(xi) PVC line-II dryer ID fan upgradation done to improve product quality and dryer area reliability.

(xii) Fogging system commissioned in air stream from primary cyclone separator to wet scrubber to improve scrubbing efficiency. Suspended particulate matter (SPM) level reduced in PVC Dryer vent gases.

(xiii) Capacity increase in VCM plant.

(xiv) Capacity enhancement by revamping of the polyethylene plant.

(xv) Scheme for improving the solvent recovery by addition of the third component as a part of extractive distillation in PE plant.

(xvi) Grade improvement in polyethylene products.

(xvii) New grade developed for fishing net applications.

(xviii) Cast film grade improvement done by improving the additives packages.

(xix) Octene grade odor reduced and dart improved by enhancing the stripping efficiency.

(xx) New grade developed for the application of sink and table top with low blush properties, cast & TQ film for high speed machines, 11 MFI fibre grade for making multifilament FDY yarns and staple fibres.

(xxi) Increase in rate of production in PP plant controlling catalyst particle size at Catalyst plant.

(xxii) Installation of Nucleonic Level Measurement in Esterification in Esterification-I (POY CP-1 & CP-2).

(xxiii) Change-over of chilled water treatment from Phosphate based to NaMo (Sodium Molybdate) based for effective corrosion & deposition control.

(xxiv) Installation of new Instrument Air Dryer to increase the Instrument Air header pressure for catering to CP-9 and NG-3 operations

(xxv) Installation of lump breaker in PET process reactor.

(xxvi) Start up of CP-9 plant producing POY and PSF using DuPont technology for POY and Zimmer technology for PSF Spinning.

(xxvii) Online compressor washing facility incorporated in all Gas Turbines to reduce degradation due to compressor fouling and sustain the Base load capability.

(xxviii) Manually operated Guillotine Damper in one GT has been replaced by most sophisticated auto operated Guillotine Damper.

(xxix) GT inlet air cooling by applying Fogging Technology implemented in 6 Gas Turbines.

(xxx) Modification done in 3 HRSGs for capacity improvement and efficiency resulted into additional steam generation.

(xxxi) Insulation of Return condensate header has resulted into LP steam saving.

(xxxii) Recovery of Boiler sample cooler water and used as Cooling Tower make up.

(xxxiii) Recovery and recycling of CBD from BHEL HRSGs to Cooling Towers and used as Cooling Tower make-up resulted in water saving.

(xxxiv) DM-3 Activated Carbon Filters back wash water recovered through Dyna-sand filter and used as Cooling Tower make-up.

(xxxv) Scheme developed for treated effluent recycle from Effluent Treatment plant to POY CP Jet Cooling Tower.

(xxxvi) System installed for separating dow from Reflux Water of CP 6 for dow recovery.

b. Benefits Derived as a result of the above efforts

(i) Product development / Improvement and Cost reduction

- Installation of 80 U coils in Naphtha cracking furnaces for increasing the yield and run length will result in Rs 14 crore/annum.
- Installation of 3rd Charge gas drier in cracker plant has resulted in 0.5 T/hr of steam equivalent to Rs 45 lakh/annum.
- Integration of Cooling Tower of aromatics and cracker resulted in saving of Rs 141 lakh.
- Provision and Commissioning of Oxygen Enrichment in PTA2 resulted in higher productivity to the tune of Rs 12 crore/annum.
- EO reactor coolant loop modification resulted in the higher productivity of 10-15 TPD in MEG plants.
- Recovery of MEG from Glycol residue will result in savings equivalent to Rs 110-150 lakh.
- Development of alternate source cost effective catalyst, chemical and additives for polyethylene plant gave benefits of Rs 100 lakh/annum.
- Optimization of water to monomer ratio in PVC plant resulted in 0.35 MT per batch in PVC plant.
- Usage of Iron chelating agent in PVC plant resulted in improvement in product quality and reduced lump formation in reactors.
- PVC line-II dryer ID fan upgradation resulted in dryer area reliability.
- Fogging system commissioned in air stream and suspended particulate matter (SPM) level reduced by almost 15% in PVC Dryer vent gases.
- VCM plant capacity increase had resulted in benefit of Rs 17 crore/annum.
- Capacity enhancement of the polyethylene plant resulted in additional contribution of Rs 33 crore.
- Scheme for the recovery of the solvent by the addition of the third component has a potential and import substitution equivalent of Rs 130 lakh/annum.
- New grade developed in PP plant helped in better market penetration and customer satisfaction.
- Successful trials with new additives and additives/chemicals from different vendors helped in cost reduction as well as improvement in product quality.
- Rise in production in PP plant to the tune of 15-25 TPD due to change in catalyst particle size from catalyst plant.

- Installation of Nucleonic Level Measurement in POY plant resulted in better control over esterification reaction rates with proper residence time and eliminating level variations.
- Chilled water treatment from Phosphate based to NaMo resulted in corrosion control on chiller units.

  New Instrument Air Dryer Increased reliability of Instrument air quality in terms of air pressure and improved reliability.
- Installation of lump breaker in PET process reactor increased productivity in PET plant by elimination of lump formation, which was limiting the reactor capacity.
- Reliability of LP Air availability at constant pressure conditions and at variation of power frequency with synchronized power grid operation.
- Online compressor washing facility in all Gas Turbines resulted in power output enhancement equivalent to Rs 4 crore/annum.
- Air fogging in GT has resulted into increased power generation capability resulting in Rs 4 crore/annum from the investment of Rs 6 crore.
- Auto operated Guillotine Damper in GT's has resulted into steam saving during start-up & shutdown equivalent to the benefit of Rs 34.7 lakh/annum.
- Alternative cost effective fuel firing in GT's resulted in saving of Rs 22 crore/annum.
- Capacity and efficiency improvement in HRSG's resulted into additional steam generation of 3 MT/hr per HRSG and net saving is Rs 5.91 crore/annum.
- Water conservation and condensate recovery schemes had resulted in total savings of Rs 97.7 lakh/annum.
- Treated effluent recycle from Effluent Treatment plant to POY CP Jet Cooling Tower resulted in Saving of 10 m3/hr of filter water equivalent to Rs 7 lakh/annum.
- With installation of separation system, the Dowtherm is recovered from process waste water lead to the saving of Rs 1.5 crore/annum.

(ii) Import substitution

- Reduced imported catalyst to the tune of Rs 35 crore/annum by substitution with indigenous catalyst.
- Approximately Rs. 125 lakh worth import substitution done by in house manufacturing and refurbishing of spare parts.

c. **Information regarding Imported Technology**

Product	Technology from	Year of import	Status of implementation/ absorption
Polyester Staple Fibre Fill	Dupont (U.S.A.)/ Chemtex U.S.A.	1998	Full
Paraxylene	UOP Inter America Inc.-U.S.A.	1999	Full
Polypropylene	Union Carbide U.K.	1999	Full

C. FOREIGN EXCHANGE EARNINGS AND OUTGO

1. Activities relating to export, initiatives to increase exports, Developments of New export markets for Products and Services and Export Plan.

The company has continued to maintain focus and avail of export opportunities based on economic considerations. During the year, the Company has exports (FOB Value) worth Rs 10,626.29 Crore (US $ 2237.82 million)

2. Total Foreign exchange used and earned

		Rs Crore
a.	Total Foreign Exchange earned	**10,629.33**
b.	Total savings in foreign exchange Through products manufactured by the Company and deemed exports (US$ 8,590 million)	**40,791.74**
	Sub Total (a+b)	**51,421.07**
c.	Total Foreign Exchange used	**31,799.72**

Form 'A'

Form for disclosure of Particulars with respect to Conservation of Energy

A. Power & Fuel Consumption

		2002-03	2001-02
1	**Electricity**		
	a) Purchased Units (lakh) **	45.71	59.03
	Total Cost (Rs In Crore)	2.03 #	3.25 #
	Rate/Unit (Rs)	**4.44**	**5.50**
	b) Generation by/through third party captive power facilities through Steam Turbine/Generator **		
	Units (lakh)	22,540.20	22,117.45
	KWH per unit of fuel	5.45	5.28
	Total Cost (Rs In Crore)	614.58	611.58
	Cost/Unit (Rs)	**2.73**	**2.77**
	c) Own Generation		
	i) Through Diesel Generator		
	Units (lakh)	62.18	50.21
	KWH per unit of fuel	6.04	3.28
	Fuel Cost/Unit (Rs)	**2.13**	**4.00**
	ii) Through Steam Turbine/Generator		
	Units (lakh)	24,333.34	22,962.95
	KWH per unit of fuel	4.15	3.58
	Fuel Cost/Unit (Rs)	**1.91**	**1.88**
2	**Coal**		
	Quantity (tonnes)	NIL	NIL
	Total Cost (Rs in crore)	NIL	NIL
	Average rate per Unit (Rs)	NIL	NIL
3	**Furnace Oil**		
	Quantity (K.Ltrs)	146,391.24	152,918.04
	Total Cost (Rs In crore)	133.65	113.24
	Average rate per Ltr. (Rs)	9.13	7.41

	2002-03	2001-02
4 Diesel Oil / GT Fuel		
Quantity (K.Ltrs)	1,208,203.28	929,656.56
Total Cost (Rs. In crores)	1,019.65	904.82
Average rate per Ltr.(Rs)	8.44	9.73

	2002-03	2001-02
5 Others		
Gas		
Quantity (1000 M3)	1,128,823.35	1,010,051.77
Total Cost (Rs. In crores)	1,043.35	772.11
Average rate per 1000M3 (Rs)	9,242.83	7,644.22

Excluding Demand Charges

B. Consumption per unit of production

Product	Electricity (KWH)		Furnace Oil/ HSD/HFHSD (Ltrs)		LSHS (kgs)		Gas (SM^3)	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Fabrics (per 1000 mtrs)	4282	3575	2	4	-	-	641	623
PFY (per MT)	840	889	65	41	12	2	-	38
PSF (per MT)	480	484	47	27	10	-	-	35
PTA (per MT)	389	408	8	8	-	5	-	-
LAB (per MT)	627	604	307	308	207	148	-	-
MEG (per MT)	584	596	-	-	-	-	-	-
PVC (per MT)	540	543	-	-	-	-	-	-
HDPE (per MT)	327	317	-	-	-	-	-	-
PP (per MT)	329	341	-	-	-	-	-	-
FF (per MT)	855	752	-	-	-	-	352	53
Cracker (per MT)	144	161	-	-	-	-	-	-
PET (per MT)	301	278	-	-	-	-	-	82
PX (per MT)	270	244	17	2	-	-	-	-
Petro-products (per MT)	61	55	-	-	-	-	-	-

For and on behalf of the Board of the Directors

Mukesh D. Ambani
Chairman & Managing Director

Place : Mumbai,
Dated: 23rd April, 2003.

Auditors' Report on Corporate Governance

To the Members,

RELIANCE INDUSTRIES LIMITED

We have examined the compliance of conditions of Corporate Governance by Reliance Industries Limited, for the year ended on 31st March, 2003, as stipulated in Clause 49 of the Listing Agreement of the said Company with stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination has been limited to a review of the procedures and implementations thereof adopted by the Company for ensuring compliance with the conditions of the Corporate Governance as stipulated in the said Clause. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, and based on the representations made by the Directors and the Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the above mentioned Listing Agreement.

As required by the Guidance Note issued by the Institute of Chartered Accountants of India we have to state that no investor grievances were pending for a period of one month against the Company as per the records maintained by the Shareholders / Investor's Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For **Chaturvedi & Shah**
Chartered Accountants

D.Chaturvedi
Partner

Mumbai
Dated: 23rd April, 2003

For **Rajendra & Co.**
Chartered Accountants

R.J.Shah
Partner

Auditors' Report

To the Members,

RELIANCE INDUSTRIES LIMITED

We have audited the attached Balance Sheet of RELIANCE INDUSTRIES LIMITED as at 31st March, 2003 and the Profit and Loss Account for the year ended on that date annexed thereto and Cash Flow Statement for the period ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with the Auditing Standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

2. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure hereto a statement on the matters specified in paragraphs 4 and 5 of the said Order.

3. Further to our comments in the Annexure referred to in paragraph 2 above, we report that:

   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   b) In our opinion, proper books of account, as required by law, have been kept by the Company, so far as appears from our examination of those books;

   c) The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account;

   d) In our opinion the Balance Sheet and Profit and Loss Account dealt with by this report, comply with the mandatory Accounting Standards referred in sub-section (3C) of section 211 of the Companies Act, 1956;

   e) In our opinion, and based on information and explanations given to us, none of the directors are disqualified as on 31st March, 2003 from being appointed as directors in terms of clause (g) of sub-section (1) of section 274 of the Companies Act 1956;

   f) In our opinion and to the best of our information and according to the explanations given to us, the said financial statements read together with the Significant Accounting Policies and other notes thereon give the information required by the Companies Act, 1956, in the manner so required, and present a true and fair view in conformity with the accounting principles generally accepted in India:

      (i) in so far as it relates to Balance Sheet, of the state of affairs of the Company as at 31st March, 2003;

      (ii) in so far as it relates to the Profit and Loss Account, of the profit of the Company for the year ended on that date; and

      (iii) In so far as it relates to the Cash Flow Statement, of the cash flows of the company for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

D.Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J.Shah
Partner

Mumbai
Dated: 23rd April, 2003

Annexure to Auditors' Report

1. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets on the basis of information available. According to the information and explanations given to us, the fixed assets have been physically verified by the management during the year in a phased periodical manner which in our opinion is reasonable, having regard to the size of the Company and nature of the assets. No material discrepancies were noticed on such verification.

2. None of the fixed assets have been revalued during the year.

3. As explained to us, the stock of stores, spare parts, raw materials and finished goods have been physically verified by the management at regular intervals during the year. In our opinion, the frequency of such verification is reasonable having regard to the size of the Company and the nature of its business.

4. In our opinion and according to the information and explanations given to us, the procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

5. As explained to us, there were no material discrepancies noticed on physical verification of the stocks of raw materials, stores and spares and finished goods, having regard to the size of the operations of the Company.

6. The valuation of stocks is fair and proper and is in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year.

7. The company has not taken any loans, secured or unsecured, from companies, firms or other parties as listed in the register maintained under Section 301 of the Companies Act, 1956, or from Companies under the same management as defined under sub-section (1B) of Section 370 of the Companies Act. 1956.

8. The company has not given any loans, secured or unsecured, to companies, firms or other parties as listed in the register maintained under Section 301 of the Companies Act, 1956, or to the companies under the same management as defined under sub-section (1B) of Section 370 of the Companies Act, 1956, except for debentures held where the rate of interest and other terms and conditions are not prima facie prejudicial to the interests of the company. In respect of interest free loans given to subsidiaries where there are no stipulations regarding repayment, in our opinion, having regard to the long term involvement with these companies and considering the explanations given to us in this regard, the terms and conditions of the above are not, prima facie, prejudicial to the interests of the company.

9. In respect of outstanding loans and advances in the nature of loans given by the Company to parties other than to subsidiaries as referred to in Paragraph 8 above, where stipulated, they are generally repaying the principal amounts as stipulated and are also generally regular in the payment of interest, where applicable.

10. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of stores, raw materials including components, plant and machinery, equipment and other assets and for the sale of goods.

11. In our opinion and according to the information and explanations given to us there are no transactions of purchase of goods and materials and of sale of goods, materials and services made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year to Rs.50,000 (Rupees Fifty Thousand only) or more in respect of any party.

12. According to the information and explanations given to us, the company has a regular procedure for the determination of unserviceable or damaged stores, raw materials and finished goods. Adequate provision has been made in the accounts for the loss arising on the items so determined.

13. The Company has not accepted any deposits from the public.

14. In our opinion, reasonable records have been maintained by the Company for the sale and disposal of realizable by-products and scrap, wherever significant.

15. In our opinion the internal audit system of the Company is commensurate with its size and nature of its business.

16. The Central Government has prescribed maintenance of Cost Records under Section 209 (1)(d) of the Companies Act, 1956 in respect of certain manufacturing activities of the Company. We have broadly reviewed the accounts and records of the Company in this connection and are of the opinion that, prima facie, the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.

17. According to the records of the Company, Provident Fund and Employees State Insurance dues have been regularly deposited with the appropriate authorities.

18. According to the information and explanation given to us, no undisputed amounts payable in respect of Income Tax, Wealth Tax, Sales Tax, Customs Duty and Excise Duty were outstanding as on 31st March, 2003 for a period of more than six months from the date of becoming payable.

19. According to the information and explanations given to us and on the basis of records examined by us, no personal expenses of employees or directors have been charged to Revenue Account other than those payable under contractual obligations or in accordance with generally accepted business practice.

20. The Company is not a sick industrial company within the meaning of clause (o) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.

21. In relation to trading activities of the company, we are informed that there are no damaged goods.

For **Chaturvedi & Shah**
Chartered Accountants

D.Chaturvedi
Partner

Mumbai
Dated: 23rd April, 2003

For **Rajendra & Co.**
Chartered Accountants

R.J.Shah
Partner

International Accountants' Report

To the Board of Directors of

RELIANCE INDUSTRIES LIMITED

We have audited the Balance Sheet of Reliance Industries Limited as on 31st March, 2003, the Profit and Loss Account and the Cash Flow Statement of the Company for the year ended on that date (the financial statements) attached hereto, which have been prepared in accordance with the Generally Accepted Accounting Principles in India and Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956.

Respective Responsibilities of the Management and Auditors

The Management of the Company is responsible for the preparation of these financial statements. The financial statements have also been audited by firms of Chartered Accountants appointed as Auditors under the statute (The Companies Act, 1956) who submit separately their report in accordance with the provisions of the Companies Act. It is our responsibility to form an independent opinion, based on our audit of the statements and to report our opinion to you as a concurrent special assignment.

Basis of Opinion

We conducted our audit in accordance with the auditing standards issued by the Institute of Chartered Accountants of India. An audit includes examination, on a test basis of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the management in the preparation of the financial statements and whether the accounting policies are appropriate to the circumstances to the company, consistently applied and adequately disclosed. We planned and performed audit so as to obtain all information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.

The financial statements dealt with by this report are in agreement with books of account of the Company.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statements read with the accounting policies and notes thereon give a true and fair view:

(i) In the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2003;

(ii) In the case of the Profit and Loss Account, of the profit for the year ended on that date; and

(iii) In the case of Cash Flow Statement, of the cash flows for the year ended on that date.

For **Deloitte Haskins & Sells**
Chartered Accountants

P. R. Barpande
Partner

Mumbai
Dated: 23rd April, 2003

Balance Sheet as at 31st March, 2003

(Rs. in crore)

	Schedule	As at 31st March, 2003 Rs.	Rs.	As at 31st March, 2002 Rs.	Rs.
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	'A'	1395.92		1,053.56	
Equity Share Suspense		—		342.29	
Reserves and Surplus	'B'	28,978.49		26,479.41	
			30,374.41		27,875.26
Deferred Tax Liability			2,684.82		2,060.82
Loan Funds					
Secured Loans	'C'	11,776.86		14,188.89	
Unsecured Loans	'D'	7,981.45		4,739.59	
			19,758.31		18,928.48
TOTAL			52,817.54		48,864.56
APPLICATION OF FUNDS					
Fixed Assets	'E'				
Gross Block		50,552.99		46,727.32	
Less: Depreciation		18,461.16		15,076.92	
Net Block		32,091.83		31,650.40	
Capital Work-in-Progress		1,994.44		1,533.31	
			34,086.27		33,183.71
Investments	'F'		6,722.72		3,850.16
Current Assets, Loans and Advances					
Current Assets	'G'				
Inventories		7,510.41		4,974.07	
Sundry Debtors		2,975.49		2,722.46	
Cash and Bank Balances		147.21		1,760.71	
Other Current Assets		562.06		372.85	
		11,195.17		9,830.09	
Loans and Advances	'H'	11,732.85		9,620.57	
		22,928.02		19,450.66	
Less: **Current Liabilities and Provisions**	'I'				
Current Liabilities		9,490.89		6,472.29	
Provisions		1,475.73		1,210.54	
		10,966.62		7,682.83	
Net Current Assets			11,961.40		11,767.83
Miscellanous Expenditure (to the extent not written off or adjusted)			47.15		62.86
TOTAL			52,817.54		48,864.56
Significant Accounting Policies	'N'				
Notes on Accounts	'O'				

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants

D. Chaturvedi
Partner

For Rajendra & Co.
Chartered Accountants

R. J. Shah
Partner

Mumbai
Dated: 23rd April, 2003

For and on behalf of the Board

M.D. Ambani - Chairman & Managing Director
A.D. Ambani - Vice-Chairman & Managing Director
N.R. Meswani, **H.R. Meswani**, **H.S. Kohli** } Executive Directors
U. Mahesh Rao - Nominee Director
S. Venkitaramanan, **M.L. Bhakta**, **T. Ramesh U. Pai**, **Y.P. Trivedi**, **Dr. D.V. Kapur**, **M.P. Modi** } Directors
V.M. Ambani - Company Secretary

Profit and Loss Account for the year ended 31st March, 2003

(Rs. in crore)

	Schedule	2002-2003 Rs.	2002-2003 Rs.	2001-2002 Rs.	2001-2002 Rs.
INCOME					
Turnover and Inter Divisional Transfers		65,061.44		57,119.57	
Less: Inter Divisional Transfers		14,965.63		11,715.69	
Turnover		50,095.81		45,403.88	
Less: Excise Duty Recovered on Sales		4,198.02		3,314.98	
Net Turnover			45,897.79		42,088.90
Other Income	'J'		1,001.21		782.34
Variation in Stocks	'K'		2,435.49		(907.83)
			49,334.49		41,963.41
EXPENDITURE					
Purchases			3,420.75		1,697.84
Manufacturing and Other Expenses	'L'		36,547.28		31,607.33
Interest	'M'		1,555.16		1,825.10
Depreciation		3,452.79		3,435.82	
Less : Transferred from General Reserve [Refer Note 3, Schedule 'O']		615.70		619.68	
			2,837.09		2,816.14
			44,360.28		37,946.41
Profit Before Tax and Extra Ordinary Income			4,974.21		4,017.00
Add : Extra Ordinary Income			—		411.70
Profit Before Tax			4,974.21		4,428.70
Provision for Current Taxation			245.90		190.00
Provision for Deferred Tax			624.00		996.00
Profit after Tax			4,104.31		3,242.70
Add : Balance brought forward from Previous year			2,726.23		2,160.65
On Amalgamation			—		1,071.50
Deferred Tax liability for Earlier Years			—		(1,064.82)
Investment Allowance (Utilised) Reserve Written Back			—		122.07
Amount Available For Appropriations			6,830.54		5,532.10
APPROPRIATIONS					
Capital Redemption Reserve		400.00		—	
Debenture Redemption Reserve		279.75		137.64	
Capital Reserve		—		4.95	
General Reserve		2,000.00		2,000.00	
Interim Dividend on Preference Shares(paid)		20.08		—	
Proposed Dividend on Equity Shares		698.19		663.28	
Tax on Dividend		89.46		—	
			3,487.48		2,805.87
Balance Carried to Balance Sheet			3,343.06		2,726.23
Basic and Diluted Earnings per Share of Rs. 10 each (in Rupees) [Ref. Note 11, Schedule 'O']					
- Before extra ordinary items			29.25		20.39
- After extra ordinary items			29.25		23.36
Significant Accounting Policies	'N'				
Notes on Accounts	'O'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
Dated: 23rd April, 2003

For and on behalf of the Board

M.D. Ambani - Chairman & Managing Director
A.D. Ambani - Vice-Chairman & Managing Director
N.R. Meswani, **H.R. Meswani**, **H.S. Kohli** - Executive Directors
U. Mahesh Rao - Nominee Director
S. Venkitaramanan, **M.L. Bhakta**, **T. Ramesh U. Pai**, **Y.P. Trivedi**, **Dr. D.V. Kapur**, **M.P. Modi** - Directors
V.M. Ambani - Company Secretary

Schedules forming part of the Balance Sheet

SCHEDULE 'A'

(Rs. in crore)

SHARE CAPITAL		As at 31st March, 2003 Rs.	Rs.	As at 31st March, 2002 Rs.	Rs.
Authorised:					
250 00 00 000 (120 00 00 000)	Equity Shares of Rs. 10 each		2,500.00		1,200.00
50 00 00 000 (10 00 00 000)	Preference Shares of Rs. 10 each / Preference shares of Rs. 100 each		500.00		1,000.00
			3,000.00		2,200.00
Issued, Subscribed and Paid up:					
139 63 77 536 (105 37 57 027)	Equity Shares of Rs. 10 each fully paid up	1,396.38		1,053.76	
	Less: Calls in arrears - by others	0.46		0.20	
			1,395.92		1,053.56
	TOTAL		1,395.92		1,053.56

Notes:

1. Of the above Equity Shares:

   (a) 48 17 70 552 (48 17 70 552) Shares were allotted as Bonus Shares by capitalisation of Share Premium and Reserves.

   (b) 52 31 98 799 (18 05 78 290) Shares were allotted pursuant to Schemes of Amalgamation without payments being received in cash and includes 10,46,60,154 Shares allotted to the Petroleum Trust, the sole beneficiary of which is Reliance Industrial Investments and Holdings Limited, a wholly owned subsidiary of the Company.

   (c) 33 04 27 345 (33 04 27 345) Shares were allotted on conversion / surrender of Debentures and Bonds, conversion of Term Loans, exercise of warrants against Global Depository Shares and re-issue of forfeited equity shares.

2. The Company has reserved issuance of 5,26,87,851 Equity Shares of Rs. 10 each for offering to employees under Employees Stock Option Scheme (ESOP).

3. The Company during the year has issued and redeemed Preference Shares aggregating to Rs. 400.00 crore, at par.

4. The Authorised share capital has increased to Rs. 3,000 crore consisting of 250,00,00,000 equity shares of Rs. 10 each and 50,00,00,000 Preference Shares of Rs. 10 each in terms of the Scheme of Amalgamation sanctioned by order dated 7th June, 2002 of The Hon'ble High Court of Bombay and the order dated 13th September, 2002 of the Hon'ble High Court of Gujarat.

Schedules forming part of the Balance Sheet

SCHEDULE 'B'

(Rs. in crore)

RESERVES AND SURPLUS	As at 31st March, 2003 Rs.	Rs.	As at 31st March, 2002 Rs.	Rs.
Revaluation Reserve				
As per last Balance Sheet	2,738.50		2,770.78	
Less: Deduction on retirement of Revalued Assets	2.69		32.28	
		2,735.81		2,738.50
Capital Reserve				
As per last Balance Sheet	291.28		285.68	
Add : On Amalgamation	—		0.65	
Add : Transferred from Profit and Loss Account	—		4.95	
		291.28		291.28
Capital Redemption Reserve				
As per last Balance Sheet	485.07		485.07	
Add : Transferred from Profit and Loss Account	400.00		—	
		885.07		485.07
Securities Premium Account				
As per last Balance Sheet	16,153.81		5,449.22	
Add : On Amalgamation	—		10,739.67	
	16,153.81		16,188.89	
Less: Premium on Redemption of Debentures/Bonds	180.79		35.08	
	15,973.02		16,153.81	
Less: Calls in arrears - by others	2.55		4.23	
		15,970.47		16,149.58
Debenture Redemption Reserve				
As per last Balance Sheet	1,120.27		852.46	
Add : On Amalgamation			130.17	
Add : Transferred from Profit and Loss Account	279.75		137.64	
		1,400.02		1,120.27
Investment Allowance (Utilised) Reserve				
As per last Balance Sheet	76.63		198.70	
Less: Transferred to Profit and Loss Account	—		122.07	
		76.63		76.63
Taxation Reserve				
As per last Balance Sheet		10.00		10.00
General Reserve				
As per last Balance Sheet	2,881.85		1,501.53	
Less: Transferred to Profit and Loss Account * [Refer Note 3(a), 3(b) and 3(c), Schedule 'O']	615.70		619.68	
	2,266.15		881.85	
Add : Transferred from Profit and Loss Account	2,000.00		2,000.00	
		4,266.15		2,881.85
Profit and Loss Account		3,343.06		2,726.23
TOTAL		28,978.49		26,479.41

* Cumulative amount transferred on account of Depreciation on Revaluation Rs. 2,417.99 crore (Previous Year Rs. 2,301.38 crore)

Schedules forming part of the Balance Sheet

SCHEDULE 'C'

SECURED LOANS

(Rs. in crore)

	As at 31st March, 2003 Rs.	As at 31st March, 2003 Rs.	As at 31st March, 2002 Rs.	As at 31st March, 2002 Rs.
A) DEBENTURES				
1 Non-Convertible Debentures	10,037.08		8,551.58	
2 Deep Discount Debentures	607.50		600.00	
Less : Unamortised Discounts	83.63		137.98	
	523.87		462.02	
		10,560.95		9,013.60
B) TERM LOANS				
1. From Banks				
Foreign Currency Loans	—		4,289.07	
2. From Financial Institutions				
Rupee Loans	23.64		167.20	
		23.64		4,456.27
C) WORKING CAPITAL LOANS				
From Banks				
Rupee Loans		1192.27		719.02
TOTAL		11,776.86		14,188.89

Notes:

1. (a) Debentures referred to in A above to the extent of Rs. 4161.14 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties situated at Hazira, District Surat in the State of Gujarat and at Patalganga, District Raigad in the State of Maharashtra.

(b) Debentures referred to in A above to the extent of Rs. 992.25 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties situated at Patalganga, District Raigad in the State of Maharashtra and on the properties of petrochemicals complex situated at Jamnagar, in the State of Gujarat and on the movable properties situated at Hazira, District Surat, in the State of Gujarat.

(c) Debentures referred to in A above to the extent of Rs. 40.00 crore are secured by way of second and subservient charge, created on all the properties situated at Patalganga, District Raigad in the State of Maharashtra.

(d) Debentures referred to in A above to the extent of Rs. 4215.00 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties, both present and future, excluding book debts, office premises and certain other properties specifically excluded of the Refinery Division of the Company.

(e) Debentures referred to in A above to the extent of Rs. 1152.56 crore are to be secured by way of first mortgage / charge in favour of the Trustees on all the properties, both present and future, excluding book debts, office premises and certain other properties specifically excluded of the Refinery Division of the Company.

(f) Debentures referred to in A above consisting of:

(1)13% Debentures of Rs. 100 each, aggregating Rs. 145.00 crore are redeemable at par as follows: viz Rs. 45 crore on 11th October, 2009 and Rs. 100 crore on 17th November, 2009. (2) 14.08% Debentures of Rs. 33.33 each aggregating Rs. 29.17 crore are redeemable at par on the expiry of the seventh year from the date of allotment; i.e. 31st March, 2004. (3) 13.5% Debentures of Rs. 80,00,000 each, aggregating Rs. 40.00 crore are redeemable at par in two annual instalments on the expiry of the sixth and seventh year from the date of allotment; i.e. commencing from 15th September, 2003. (4) 12.25% Debentures of Rs. 66,66,667 each aggregating Rs. 216.67 crore, are redeemable at par in two annual instalments on the expiry of sixth and seventh year from the date of allotment; commencing from 1st January, 2004. (5) 12.5% Debentures of Rs. 1,00,00,000 each aggregating Rs. 110.00 crore are redeemable at par on the expiry of seventh year from the date of allotment i.e. 1st January, 2005. (6) 13.75% Debentures of Rs. 1,00,00,000 each aggregating Rs. 110.00 crore are redeemable at par on the expiry of the tenth year from the respective dates of allotment i.e. 1st January, 2008. (7) 13.75% Debentures of Rs. 1,00,00,000 each aggregating Rs. 80.00 crore are redeemable at par on the expiry of the tenth year from the respective dates of allotment, i.e. 1st January, 2008. (8) 14.75% Debentures of Rs. 1,00,00,000 each aggregating Rs. 166.00 crore are redeemable at par in three equal annual instalments, on expiry of eighth, ninth and tenth year from the respective dates of allotment; commencing from 13th February, 2006. (9) 14.25% Debentures of Rs. 1,00,00,000 each aggregating Rs. 200.00 crore are redeemable at par on the expiry of the tenth year from the date of allotment; i.e 27th May, 2008. (10) 15.03% Debentures of Rs. 1,00,00,000 each aggregating Rs. 150.00 crore are redeemable at par on the expiry of the tenth year from the date of allotment; i.e 12th June, 2008. (11) 15.03 % Debentures of Rs. 25,00,000 each aggregating Rs. 66.25 crore which are redeemable at par on the

Schedules forming part of the Balance Sheet

SCHEDULE 'C' (Contd.)

expiry of the tenth year from the date of allotment; i.e. 25th June, 2008. (12) 14.25% Debentures of Rs. 1,00,00,000 each aggregating Rs. 150.00 crore are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 9th September, 2008. (13) 15.03% Debentures of Rs. 1,00,00,000 each aggregating Rs. 21.00 crore are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 27th September, 2008. (14) 15.03% Debentures of Rs. 1,00,00,000 each aggregating Rs. 100.00 crore are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 4th October, 2008. (15) 14.25% Debentures of Rs. 1,00,00,000 each aggregating Rs. 100.00 crore are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 26th November, 2008. (16) 15.03% Debentures of Rs. 1,00,00,000 each aggregating Rs. 25.00 crore are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 20th October, 2008. (17) 11.50 % Debentures of Rs. 1,00,00,000 each aggregating Rs. 195.00 crore are redeemable at par on the expiry of the fifty four months from the date of allotment; i.e. 12th November, 2003. (18) Deep Discount Debentures aggregating Rs. 521.31 crore are redeemable at par on the expiry of sixty months from the date of allotment; i.e. 1st June, 2004. (19) 12.70% Debentures of Rs. 1,00,00,000 each aggregating Rs. 100.00 crore are redeemable at par in 15th December, 2007. (20) 12.36% Debentures of Rs. 1,00,00,000 each aggregating Rs. 51.00 crore are redeemable at par on the expiry of fifth year from the respective dates of allotment commencing from 24th August, 2004. (21) 12.35% Debentures of Rs. 1,00,00,000 each aggregating Rs. 45.00 crore are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 30th August, 2004. (22) Debentures of Rs. 50,00,000 each aggregating Rs. 92.00 crore carrying an interest rate linked to the interest rate as announced by CRISIL, which are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 10th February, 2005. (23) 10.85% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 crore are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 24th February, 2005. (24) 11.00% Debentures of Rs. 1,00,00,000 each aggregating Rs. 75.00 crore are redeemable at par on the expiry of third year from the date of allotment; i.e. 11th July, 2003. (25) 12.10% Debentures of Rs. 1,00,00,000 each aggregating Rs. 155.00 crore are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 15th September, 2005. (26) MIBOR Linked Debentures of Rs. 1,00,00,000 each aggregating Rs. 60.00 crore are redeemable at par on the expiry of third year from the date of allotment; i.e. 12th October, 2003. (27) 10.90% Debentures of Rs. 1,00,00,000 each aggregating Rs. 100.00 crore are redeemable at par on the expiry of third year from the date of allotment; i.e. 19th January, 2004. (28) 9.90% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 crore are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 15th June, 2006. (29) 9.90% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 crore are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 21st June, 2006. (30) 9.60% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 crore are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 22nd June, 2006. (31) 9.55% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 crore are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 11th July, 2006. (32) 9.60% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 crore are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 12th July, 2006. (33) 8.45% Debentures of Rs. 10,00,000 each aggregating Rs. 100.00 crore are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 29th March, 2007. (34) 8.25% Debentures of Rs. 10,00,000 each aggregating Rs. 140.00 crore are redeemable at par on the expiry of fourth year from the date of allotment; i.e. 20th May, 2006. (35) 8.70% Debentures of Rs. 10,00,000 each aggregating Rs. 100.00 crore are redeemable at par on the expiry of four years and ten months from the date of allotment; i.e. 19th April, 2007. (36) 9.25% Debentures of Rs. 10,00,000 each aggregating Rs. 1000.00 crore are redeemable at par in four equal annual instalments starting from the end of ninth year from the respective date of allotment; i.e. 17th June, 2011. (37) 8.65% Debentures of Rs. 10,00,000 each aggregating Rs. 100.00 crore are redeemable at par on the expiry of four years and eleven months from the date of allotment; i.e. 2nd May, 2007. (38) 8.65% Debentures of Rs. 10,00,000 each aggregating Rs. 100.00 crore are redeemable at par on the expiry of four years and eleven months from the date of allotment; i.e. 2nd June, 2007. (39) 8.00% Debentures of Rs. 10,00,000 each aggregating Rs. 100.00 crore are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 19th June, 2007. (40) Benchmark Rate plus 0.90% Debentures of Rs. 10,00,000 each aggregating Rs. 50.00 crore are redeemable at par on the expiry of four years and eleven months from the date of allotment; i.e. 9th July, 2007. (41) 7.70% Debentures of Rs. 10,00,000 each aggregating Rs. 100.00 crore are redeemable at par on the expiry of fourth year from the date of allotment; i.e. 7th August, 2006. (42) 6.20% Debentures of Rs. 10,00,000 each aggregating Rs. 450.00 crore are redeemable at par on the expiry of four years and eleven months from the date of allotment; i.e. 20th November, 2007. (43) 6.20% Debentures of Rs. 10,00,000 each aggregating Rs. 50.00 crore are redeemable at par on the expiry of four years and eleven months from the date of allotment; i.e. 20th November, 2007. (44) 6.45% Debentures of Rs. 10,00,000 each aggregating Rs. 400.00 crore are redeemable at par on the expiry of tenth year from the date of allotment; i.e. 20th December, 2012. (45) 6.50% Debentures of Rs. 10,00,000 each aggregating Rs.250.00 crore are redeemable at par on the expiry of tenth year from the date of allotment; i.e. 31st January, 2013. (46) Deep Discount Debentures of Rs. 10,00,000 each aggregating Rs. 1.31 crore are redeemable at par on the expiry of tenth year from the date of allotment; i.e. 31st January, 2013. (47) Deep Discount Debentures of Rs. 10,00,000 each aggregating Rs. 1.25 crore are redeemable at par on the expiry of twentieth year from the date of allotment; i.e. 31st January, 2023. (48) 13.5% Debentures of Rs.1,00,00,000 each aggregating Rs.150 crore are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 30th March 2005. (49) 13.5% Debentures of Rs.1,00,00,000 each aggregating Rs.190 crore are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 31st March 2005. (50) 13% Debentures of Rs.1,00,00,000 each aggregating Rs.100 crore are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 15th June 2005. (51) 13% Debentures of Rs.1,00,00,000 each aggregating Rs.100 crore are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 28th June 2005. (52) 12.75% Debentures of Rs.1,00,00,000 aggregating 221 crore are redeemable at par in 5 annual

Schedules forming part of the Balance Sheet

SCHEDULE 'C' (Contd.)

installments of 10%, 10%, 10%, 35% and 35% commencing from 10th August 2005. (53) 13.55% Debentures of Rs.1,00,00,000 each aggregating Rs.70 crore are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 12th August 2005. (54) 13% Debentures of Rs.1,00,00,000 each aggregating Rs.105 crore are redeemable at par in 17th September 2004. (55) 13.5% Debenture of Rs.1,00,00,000 is redeemable at par in 3 annual installments of 30%, 30% and 40% commencing from 17th September 2007. (56) 13.25% Debenture of Rs.1,00,00,000 is redeemable at par in 3 annual installments of 30%, 30% and 40% commencing from 17th September 2005. (57) 12.75% Debentures of Rs.1,00,00,000 aggregating 165 crore are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 17th September, 2005. (58) 13.5% Debenture of Rs.1,00,00,000 each aggregating Rs.145 crore are redeemable at par in 3 annual installments of 30%, 30% and 40% commencing from 20th September 2007. (59) 13.5% Debenture of Rs.1,00,00,000 each aggregating Rs.272 crore are redeemable at par in 3 annual installments of 30%, 30% and 40% commencing from 1st October, 2007. (60) 13.5% Debenture of Rs.1,00,00,000 each aggregating Rs.155 crore are redeemable at par in 3 annual installments of 30%, 30% and 40% commencing from 11th October, 2007. (61) 13.5% Debentures of Rs.1,00,00,000 each aggregating Rs.300 crore are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 29th September 2005. (62) 13.5% Debentures of Rs.25,00,000 each aggregating Rs.125 crore are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 25th October 2005. (63) 11.75% Debentures of Rs.1,00,00,000 each aggregating Rs.300 crore are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 30th May, 2006. (64) 12.25% Debentures of Rs.1,00,00,000 each aggregating Rs.200 crore are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 22nd August 2006. (65) 11.50% Debentures of Rs.1,00,00,000 each aggregating Rs.410 crore are redeemable at par in 6th February 2006. (66) 11.20% Debentures of Rs.1,00,00,000 each aggregating Rs.175 crore are redeemable at par in 24th February 2004. (67) 11.50% Debentures of Rs.1,00,00,000 each aggregating Rs.500 crore are redeemable at par in three equal annual installments commencing from 1st March 2006. (68) 11.30% Debentures of Rs.1,00,00,000 each aggregating Rs.50 crore are redeemable at par in 1st March 2006. (69) 11.15% Debentures of Rs.1,00,00,000 each aggregating Rs.45 crore are redeemable at par in 2nd May 2006. (70) 11.10% Debentures of Rs.1,00,00,000 each aggregating Rs.50 crore are redeemable at par in 30th April 2006. (71) 11.00% Debentures of Rs.1,00,00,000 each aggregating Rs.20 crore are redeemable at par in 9th May 2006. (72) 11.05% Debentures of Rs.1,00,00,000 each aggregating Rs.100 crore are redeemable at par in 9th May 2006. (73) 10.95% Debentures of Rs.1,00,00,000 each aggregating Rs.25 crore are redeemable at par in 15th May 2006. (74) 9.95% Debentures of Rs.1,00,00,000 each aggregating Rs.50 crore are redeemable at par in 8th June 2003. (75) 10.00% Debentures of Rs.1,00,00,000 each aggregating Rs.40 crore are redeemable at par in 15th June 2006. (76) 10.00% Debentures of Rs.1,00,00,000 each aggregating Rs.50 crore are redeemable at par in 20th June 2006. (77) 10.00% Debentures of Rs.1,00,00,000 each aggregating Rs.50 crore are redeemable at par in 10th July, 2006. (78) 9.90% Debentures of Rs.1,00,00,000 each aggregating Rs.50 crore are redeemable at par in 18th July 2006.

2. (a) Foreign currency loans to the extent of Rs.3561.38 crore, from Banks which was secured by first pari passu mortgage and charge on the immovable and movable properties, both present and future, excluding book debts, office premises and certain other properties specifically excluded of the refinery division of the Company, was converted during the year from secured borrowing into unsecured.

   (b) Rupee Term Loan referred to in B(2) above is secured/to be secured only on the dwelling units constructed/to be constructed for the employees of the Company.

3. Working Capital Loans from Banks referred to in C above to the extent of Rs. 1192.27 crore are secured by hypothecation of present and future stock of raw materials, stock-in-process, finished goods, stores and spares book debts, outstanding monies, receivable claims, etc. save and except receivable of Oil and Gas Division.

4. Debentures of Rs. 802.50 crore are redeemable at par within one year.

SCHEDULE 'D'

UNSECURED LOANS

(Rs. in crore)

	As at 31st March, 2003 Rs.	As at 31st March, 2003 Rs.	As at 31st March, 2002 Rs.	As at 31st March, 2002 Rs.
A. Long Term:				
i) From Banks	5,851.50		1,429.25	
ii) From Others	1,979.95		3,310.34	
		7,831.45		4,739.59
B. Short Term:				
From Banks		150.00		—
TOTAL		7,981.45		4,739.59

Schedules forming part of the Balance Sheet

SCHEDULE 'E'

FIXED ASSETS

(Rs. in crore)

	Gross Block				Depreciation				Net Block	
Description	As At 1-4-2002 Rs.	Additions Rs.	Deductions/ Adjustments Rs.	As at 31-3-2003 Rs.	Upto 31-3-2002 Rs.	For the Year Rs.	Deductions/ Adjustments Rs.	Upto 31-3-2003 Rs.	As At 31-3-2003 Rs.	As At 31-3-2002 Rs.
OWN ASSETS:										
Leasehold Land	56.68	0.11	—	56.79	4.19	0.53	—	4.72	52.07	52.49
Freehold Land	159.74	70.77	0.01	230.50	—	—	—	—	230.50	159.74
Development Rights / Producing Properties	1,067.83	6.06	17.43	1,056.46	236.29	197.74	—	434.03	622.43	831.54
Buildings	2,514.16	211.25	1.05	2,724.36	503.31	124.99	0.19	628.11	2,096.25	2,010.85
Plant and Machinery	40,434.96	3,393.92	79.00	43,749.88	13,393.71	2,923.93	55.83	16,261.81	27,488.07	27,041.25
Electrical Installations	729.24	47.80	0.30	776.74	347.40	66.92	0.06	414.26	362.48	381.84
Equipments	546.79	141.27	1.66	686.40	167.05	47.40	0.62	213.83	472.57	379.74
Furniture and Fixtures	175.12	25.65	1.27	199.50	74.86	22.20	0.69	96.37	103.13	100.26
Vehicles	104.51	49.06	15.35	138.22	52.47	19.20	10.46	61.21	77.01	52.04
Ships	214.78	—	—	214.78	160.74	7.57	—	168.31	46.47	54.04
Aircrafts & Helicopters	46.92	—	—	46.92	29.93	2.75	—	32.68	14.24	16.99
Jetties	646.97	—	—	646.97	100.29	33.15	—	133.44	513.53	546.68
Sub-Total	**46,697.70**	**3,945.89**	**116.07**	**50,527.52**	**15,070.24**	**3,446.38***	**67.85**	**18,448.77**	**32,078.75**	**31,627.46**
LEASED ASSETS:										
Plant and Machinery	19.64	0.78	4.93	15.49	5.02	4.42	0.70	8.74	6.75	14.62
Ships	9.98	—	—	9.98	1.66	1.99	—	3.65	6.33	8.32
Sub-Total	**29.62**	**0.78**	**4.93**	**25.47**	**6.68**	**6.41**	**0.70**	**12.39**	**13.08**	**22.94**
Total	**46,727.32**	**3,946.67**	**121.00**	**50,552.99**	**15,076.92**	**3,452.79**	**68.55**	**18,461.16**	**32,091.83**	31,650.40
Previous Year	25,355.99	21,648.54**	277.21	46,727.32	11,841.53	3,435.82	200.43	15,076.92	31,650.40	
Capital Work-in-Progress									**1994.44**	1,533.31

NOTES :

a) Leasehold Land includes Rs. 0.21 crore in respect of which lease-deeds are pending execution.

b) Buildings include :

i) Cost of shares in Co-operative Societies Rs. 0.01 crore (Previous Year Rs. 0.01 crore).

ii) Rs. 93.20 crore incurred towards purchase/acquisition of 1,94,819 Equity Shares of Re. 1 each of M/s. Mature Trading & Investments Pvt. Ltd. with a right of occupancy of certain area of a commercial premises.

c) Capital Work-in-Progress includes :

i) Rs. 76.47 crore on account of pre-operative expenses. (Previous Year Rs. 64.86 crore)

ii) Rs. 133.97 crore on account of cost of construction materials at site. (Previous Year Rs. 477.04 crore).

iii) Rs. 279.18 crore on account of advance against Capital Expenditure. (Previous Year Rs.197.62 crore).

d) Additions and Capital Work in Progress is net of Rs. 13.91 crore on account of exchange difference during the year.(Previous Year Rs. 294.29 crore- Additions).

e) *The Ownership of Jetties vests with Gujarat Maritime Board. However, under an agreement with Gujarat Maritime Board, the company has been permitted to use the same at a concessional rate.*

f) Gross Block includes Rs. 2,735.81 crore *(Previous Year Rs. 2,738.50 crore) being the amount added on revaluation of Plant and Machinery as at 01-04-1997*

* Refer to Note 3(a), 3(b) and 3(c), Schedule 'O'

** Includes fair value assets of Rs. 19,352.22 crore added on amalgamation of Reliance Petroleum Limited based on valuer's report.

Schedules forming part of the Balance Sheet

SCHEDULE 'F'

INVESTMENTS

(Rs. in crore)

		As at 31st March, 2003 Rs.	As at 31st March, 2003 Rs.	As at 31st March, 2002 Rs.	As at 31st March, 2002 Rs.
	A. LONG TERM INVESTMENTS				
	Government and other securities				
	Unquoted				
	Indira Vikas Patra	0.51		0.51	
	Kisan Vikas Patra (Deposited with Sales Tax Dept.) (Rs. 20,000 Previous Year Rs. 20,000)	—		—	
	7 years National savings certificate (Deposited with Sales Tax Dept.) (Rs. 12,000 previous year Rs. 1,000)	—		—	
			0.51		0.51
	Trade Investments				
	In Equity Shares Unquoted, fully paid up				
5	Bombay Gujarat Art Silk Vepari Mahajan				
(5)	Co-operative Shops and Warehouse Society Ltd., of Rs. 200 each, (Rs 1,000; Previous Year Rs. 1,000)	—		—	
60 (60)	New Piece Goods Bazar Co. Ltd., of Rs. 100 each, (Rs. 17,000; Previous Year Rs. 17,000)	—		—	
15 (15)	Pandesara Industrial Co-operative Society Ltd., of Rs. 100 each (Rs. 1,500; Previous Year Rs. 1,500)	—		—	
165 (165)	The Art Silk Co-operative Society Ltd., of Rs. 100 each, (Rs. 16,500; Previous Year Rs. 16,500)	—		—	
20 (20)	The Bombay Market Art Silk Co-operative (Shops and Warehouses) Society Ltd., of Rs. 200 each, (Rs. 4,000; Previous Year Rs. 4,000)	—		—	
1,30,00,000 (1,30,00,000)	Petronet V. K. Ltd., of Rs.10 each	13.00		13.00	
29,38,000 (26,000)	Petronet C.I. Ltd., of Rs.10 each	2.94		0.03	
1,00,00,000 (1,00,00,000)	Petronet India Ltd., of Rs.10 each	10.00		10.00	
		25.94		23.03	
	In Equity Shares Unquoted, partly paid up				
225 (225)	Crimpers Industrial Co-operative Society Ltd., of Rs.100 each, Rs. 25 paid up (Rs. 5,625; Previous Year Rs. 5,625)	—		—	
		—		—	
			25.94		23.03
	Other Investments				
	In Equity Shares - Quoted, fully paid up				
15,51,549 (15,51,549)	BSES Ltd., of Rs.10 each	33.73		33.73	
6,00,89,966 (6,01,23,886)	Reliance Capital Ltd., of Rs. 10 each	485.80		486.25	
69,80,000 (69,80,000)	Reliance Industrial Infrastructure Ltd., of Rs. 10 each	16.58		16.58	
		536.11		536.56	

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (contd.)

(Rs. in crore)

INVESTMENTS		As at 31st March, 2003 Rs.	Rs.	As at 31st March, 2002 Rs.	Rs.
In Equity Shares - Unquoted, fully paid up					
51,02,080 (51,02,080)	Reliance Telecom Ltd., of Rs. 10 each	**5.10**		5.10	
31,50,00,000 (31,50,00,000)	*Reliance Infocomm Ltd., of Re 1 each* (Company under the same management)	**31.50**		31.50	
2,55,00,175 (2,55,00,175)	Reliance General Insurance Company Ltd., of Rs. 10 each	**25.50**		25.50	
500,175 (500,175)	Reliance Life Insurance Company Ltd., of Rs. 10 each	**0.50**		0.50	
90,00,00,000 (81,00,00,000)	Reliance Communications Infrastructure Ltd., of Re 1 each (Company under the same management)	**2,331.00**		81.00	
1,000 (1,000)	Air Control and Chemical Engineering Co. Ltd., of Rs. 100 each	**0.01**		0.01	
118 (118)	Reliance Petroproducts Private Ltd., of Rs. 10 each, (Rs. 1,180; Previous Year Rs. 1,180)	**—**		—	
11,08,500 (11,08,500)	Reliance Europe Ltd of Sterling Pound 1 each	**3.93**		3.93	
145 (145)	Reliance Global Trading Private Ltd., of Rs. 10 each, (Rs. 1,450; Previous Year Rs. 1,450)	**—**		—	
		2,397.54		147.54	
In Equity Shares Unquoted, partly paid up					
226 (226)	Reliance Global Trading Private Ltd., of Rs.10 each, Rs. 2.50 paid up (Rs. 565; Previous Year Rs. 565)	**—**		—	
182 (182)	Reliance Petroproducts Private Ltd., of Rs. 10 each, Rs.2.50 paid up (Rs. 455; Previous Year Rs. 455)	**—**		—	
		—		—	
In Preference Shares Unquoted, fully paid up					
— (1,08,00,000)	14% Cumulative Redeemable Preference Shares of Reliance Ports and Terminals Ltd., of Rs. 100 each	**—**		108.00	
— (37,50,000)	14% Cumulative Redeemable Preference Shares of Reliance Utilities & Power Ltd., of Rs. 100 each	**—**		37.50	
86,00,000 (86,00,000)	6% Cumulative Redeemable Preference Shares of Reliance Enterprises Ltd., of Rs. 100 each	**86.00**		86.00	
2,18,90,000 (2,18,90,000)	14% Cumulative Redeemable Preference Shares of Reliance Salgaocar Power Ltd., of Rs. 10 each	**21.89**		21.89	
12,69,000 (12,69,000)	9% Cumulative Redeemable Preference Shares of Goa Trading Private Ltd., of Rs. 100 each	**12.69**		12.69	
		120.58		266.08	
In Debentures Unquoted, fully paid up					
6,40,140 (6,40,140)	Deep Discount Bonds of Reliance Communications Infrastructure Ltd., of Maturity Value of Rs. 1,00,000 each. (Company under the same management)	**1,600.02**		1,600.02	
13,752 (13,752)	Deep Discount Bonds of Reliable Internet Services Ltd., of Maturity Value of Rs. 1,00,000 each.	**70.00**		70.00	
		1,670.02		1,670.02	
			4,724.25		2,620.20

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (contd.)

(Rs. in crore)

INVESTMENTS		As at 31st March, 2003 Rs.	Rs.	As at 31st March, 2002 Rs.	Rs.
In Equity Shares of Subsidiary Companies - Unquoted, fully paid up					
-	Vimal Fabrics Ltd., of Rs.10 each	—		0.21	
(2,10,070)					
14,75,04,400	Reliance Industrial Investments and Holdings Ltd.,	147.50		147.50	
(14,75,04,400)	of Rs.10 each				
20,20,000	Reliance Power Venture Ltd., of Rs. 10 each	2.02		2.02	
(20,20,000)					
20,20,000	Reliance Ventures Ltd., of Rs. 10 each	2.02		2.02	
(20,20,000)					
45,000	Reliance LNG Ltd., of Rs. 10 each	0.05		0.05	
(45,000)					
11,120	Reliance Infocom BV., of 100 EURO Each	4.48		4.48	
(11,120)					
-	Reliance Petroinvestments Ltd., of Rs. 10 each	—		8.22	
(88,77,551)					
20,20,200	Reliance Strategic Investments Ltd., of Rs.10 each	2.02		2.02	
(20,20,200)					
	Reliance Technologies LLC (Refer Note 1)	—		17.54	
		158.09		184.06	
In Debentures of Subsidiary Companies - Unquoted, fully paid up					
2,79,90,000 (2,79,90,000)	8.25% Unsecured Convertible Debentures of Reliance Industrial Investments and Holdings Ltd., of Rs. 100 each	279.90		279.90	
8,83,143 (8,83,143)	6.50% Unsecured Optionally Convertible Debentures of Reliance Industrial Investments and Holdings Ltd., of Rs. 5,000 each (Refer Note 3)	441.58		441.58	
		721.48		721.48	
			879.57		905.54
	TOTAL (A)		5,630.27		3,549.28
B. CURRENT INVESTMENTS					
Other Investments in Units Quoted					
85,600 (85,600)	Unit Scheme 1964, Unit Trust of India (Refer Note 4) of Rs. 10 each (Deposited with Mumbai Port Trust)	0.08		0.08	
- (1,59,900)	SBI Magnum Multiplier Plus 1993 of Rs. 10 each. (Refer Note 2)	—		0.16	
		0.08		0.24	
Other Investments in Units Unquoted					
3,04,81,268	Reliance Liquid Fund - Cash Plan of Rs. 10 each	32.70		—	
(-)					
33,33,449	Reliance Liquid Fund - Treasury Plan of Rs. 10 each	4.88		—	
(-)					
3,75,15,484	Reliance Income Fund - Growth Plan of Rs. 10 each	70.01		—	
(-)					
60,31,02,631	Reliance Liquid Fund - Super Cash Plan of Rs. 10 each	622.07		300.64	
(23,91,77,917)					
10,61,04,097	Reliance Monthly Income Plan of Rs. 10 each	139.84		—	
(-)					
22,01,15,723	Reliance Short Term Fund - Growth Plan of Rs. 10 each	222.87		—	
(-)					
		1,092.37		300.64	
	TOTAL (B)		1,092.45		300.88
	TOTAL (A+B)		6,722.72		3,850.16

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (contd.)

Notes:

1. Investment in Reliance Technologies LLC of Rs. 17.54 crore representing 90% Membership Interest has been written off.
2. 33,920 Equity Shares of Reliance Capital Limited and 159,900 Units of SBI Magnum Multiplier Plus 1993 have been written off owing to bad delivery.
3. Interest on Optionally Convertible Debentures of Reliance Industrial Investments and Holdings Limited has been changed from 0% to 6.50% with effect from 1st April, 2002.
4. Investment in units, Units scheme 1964 of Unit Trust of India is net of provision for diminution in value of Rs. 0.05 crore.

(Rs. in crore)

INVESTMENTS	As at 31st March, 2003		As at 31st March, 2002	
AGGREGATE VALUE OF	Book Value Rs.	Market Value Rs.	Book Value Rs.	Market Value Rs.
Quoted Investments	536.19	349.89	536.80	373.69
Unquoted Investments	6186.53		3,313.36	

The Company has not provided for diminution in market value of long term quoted investments as the decline in market value is considered temporary and these are held as strategic investments.

Movements during the year Purchased and Sold	Face Value Rs.	Nos.	Cost (Rs. in crore)
Equity Shares			
Reliance Petroinvestments Pvt. Ltd.	10	3	(Rs. 30)
Zero Coupon Unsecured Non Convertible Debentures			
Vimal Fabrics Ltd	1,000	1,18,000	11.80
Assets Backed Notes			
MBLRS TR6 ICICI SR-A	1 88 85 358	100	188.85
MBLRS TR6 ICICI SR-B	1 88 85 358	100	188.85
MBLRS TR6 ICICI SR-C	3 77 70 716	100	377.71
MBLRS TR6 ICICI SR-D	3 77 70 717	61	230.40
MBLRS TR6 ICICI SR-D	3 77 70 716	39	147.31
MBLRS TR6 ICICI SR-D	3 82 37 888	39	149.13
MBLRS TR7 ICICI SR-A	2 96 12 775	100	296.13
MBLRS TR7 ICICI SR-B	2 96 12 775	100	296.13
MBLRS TR7 ICICI SR-C	2 96 12 775	100	296.13
MBLRS ICICI			1,467.16

	Face Value Rs.	Nos. (In crore)	Cost (Rs. in crore)
Mutual Fund Units			
Reliance Liquid Fund - Cash Plan Growth Option	10	1,087.20	11,313.08
Reliance Liquid Fund - Treasury Plan Growth Option	10	522.05	4,372.62
Reliance Income fund - Growth Plan	10	17.58	318.00
Reliance Liquid Fund - Super Cash Plan - Growth Option	10	600.40	6,111.93
Reliance Monthly Income Plan - Growth Plan	10	3.81	49.59
Reliance Short Term Fund - Growth Plan	10	13.34	134.13

Schedules forming part of the Balance Sheet

SCHEDULE 'G'

(Rs. in crore)

CURRENT ASSETS	As at 31st March, 2003 Rs.	Rs.	As at 31st March, 2002 Rs.	Rs.
INVENTORIES				
Stores, Chemicals and Packing Materials	1,004.06		844.34	
Raw Materials	2,391.52		2,450.39	
Stock-in-Process	939.55		519.83	
Finished Goods/Traded Goods	3,175.28		1,159.51	
		7,510.41		4,974.07
SUNDRY DEBTORS (Unsecured) #				
Over six months				
Considered good	15.50		112.06	
Considered doubtful	113.23		108.47	
	128.73		220.53	
Less : Provision	113.23		108.47	
	15.50		112.06	
Others, considered good	2,959.99		2,610.40	
		2,975.49		2,722.46
CASH AND BANK BALANCES				
Cash on hand	2.32		1.49	
Balance with Banks				
In Current Accounts with Scheduled Banks	134.21		187.34	
In Fixed Deposit Accounts:				
With Scheduled Banks	10.68		1,571.88	
		147.21		1,760.71
OTHER CURRENT ASSETS				
Interest Accrued on Investments		562.06		372.85
TOTAL		11,195.17		9,830.09

Sundry Debtors include Rs. 10.26 crore (Previous Year Rs. 166.57 crore) from Reliance Communications Infrastructure Limited and Rs. 3.14 crore (Previous Year Rs. 0.10 crore) from Reliance Infocomm Limited, companies under the same management.

SCHEDULE 'H'

(Rs. in crore)

LOANS AND ADVANCES	As at 31st March, 2003 Rs.	As at 31st March, 2002 Rs.
UNSECURED - (CONSIDERED GOOD)		
Loans and advances to subsidiary companies	6,716.12	2,988.98
Advances recoverable in cash or in kind or for value to be received	2,767.29	5,488.11
Deposits	2,058.88	999.33
Balance with Customs, Central Excise Authorities, etc.	190.56	144.15
TOTAL	11,732.85	9,620.57

Advances include:

(i) Rs 0.35 crore (Previous year Rs. 0.20 crore) to Officers of the Company (Maximum amount outstanding at any time during the year Rs. 0.37 crore).

(ii) Rs. 2.83 crore (Previous Year Rs 109.14 crore) towards Shares / Debentures Application money pending allotment.

(iii) Rs. Nil (Previous Year Rs. 2,213.00 crore) towards equity share application money pending allotment to Reliance Communications Infrastructure Limited (Maximum amount outstanding at any time during the year Rs. 2,213.00 crore) and Rs. 888.00 crore (Previous Year Rs. Nil) towards Debenture application/Call Money pending allotment to Reliance Infocomm Limited (Maximum amount outstanding at any time during the year Rs. 888.00 crore), companies under the same management.

(iv) Rs. 40.10 crore (Previous Year Rs. 42.29) receivable from Reliance Communication Infrastructure Limited (Maximum amount

Schedules forming part of the Balance Sheet

SCHEDULE 'H' (Contd.)

outstanding at any time during the year Rs. 42.29 crore) and Rs. 15.53 crore (Previous Year Rs. 16.39 crore) receivable from Reliance Infocomm Limited (Maximum amount outstanding at any time during the year Rs. 16.39 crore), companies under the same management, towards net investment in finance Leases given.

SCHEDULE 'I'

(Rs.in crore)

CURRENT LIABILITIES AND PROVISIONS	As at 31st March, 2003 Rs.	Rs.	As at 31st March, 2002 Rs.	Rs.
CURRENT LIABILITIES				
Sundry Creditors - Small scale Industries	2.69 @		1.46	
- Others	9,002.89 *		6,021.90	
Liability for Leased assets	13.99		24.70	
Unpaid dividend #	45.93		35.00	
Unpaid matured debentures #	45.23		***	
Unpaid Call Money #	0.01		***	
Interest accrued on above #	1.83		***	
Interest accrued but not due on loans	378.32		389.23	
		9,490.89		6,472.29
PROVISIONS				
Provision for Wealth Tax	30.16		24.16	
Provision for Income Tax	570.90		486.80	
Provision for Gratuity, Superannuation and Leave Encashment	87.02		36.30	
Proposed Dividend	698.19		663.28	
Tax on Dividend	89.46		—	
		1,475.73		1,210.54
TOTAL		10,966.62		7,682.83

@Small scale industrial undertakings to whom amounts are due have been determined based on the information available with the Company and are as follows:

Aakash Engineers, Accurate Paper Tube, Aditya Forge Ltd, Aditya Industries, Aksh India Ltd, Akshar Precision Tubes Pvt. Ltd,Alliance Fittings & Forgings Limited, Ambika Industries, Amit & Amit, Anthia Machine Tools, Arham Steels Pvt Ltd, Art Products, Atisha Engineers, Atul Corporation, Auto Strap India, Baliga Lighting Equipment, Balsara Fasteners Pvt. Ltd., Bisil India, Bliss,Anand Pvt Ltd, Capitol Engineering Works, Ceag Flameproof Control Gears P Ltd, Champion Enterprises, Chem-Vac Engineers, Comet Brass Products, Comet Engineers, Cub Fabricators & Engineers, Dabir Industries, Deeaar Laboratory, Dhwani Polyprints, Dinsons Self Stick, Dol Electric Company Pvt Ltd, East India Bearing Co(P) Ltd., Eby Fasteners, Elasto Polymer Processors, Electronic Instruments Co.,EPE Process Filters & Accumula, Essem Jetting Systems Pvt. Ltd, Excelsior Electronic Auto, Fluorocarbon Processing Industries, Fluoropolymer Processor, Fourwents Engg. Co.,Furus Packaging Pvt. Ltd, Gajjar Engineering Corporation, Geeta Engg.(Jam) Pvt. Ltd., Globe Electrical Industries, Gokul Associates, Gowrishankar Chemicals, Hariwansh Packaging Produc, Heliflex Hydraulic & Engg. Co, Hindustan Abrasive, Hivelm Industries, Industrial Engineering Corporation Industrial Engineers, Kantilal Chunilal & Sons, Appliances Pvt Ltd, Khanna Brothers(Kanpur), Kishore Motor Garage, Kishore Motor Stores, Komet Wire Ind. P. Ltd., Laxmi Air Control (P) Ltd, Lotus Fibres, M J Jadeja, M K System & Plant (India) Pvt., Markcon Enterprises, Mahavir Battery Charging Stat, Mayur Water Supplier, Micro Engineering Pvt Ltd, Modern Traders, MS Fittings Mfg Co, MTL Instruments Pvt Ltd, Multitex Filters Pvt. Ltd, Naman Electricals, Narlab, National Radiators, Neha Industries, New Marine Engg. Works, P Samir & Co., Paradise Rubbers Pvt.Ltd., Parag Fans & Cooling Systems Ltd., Paras Enterprise, Patalganga Packaging, Perfect Pack Corpn, Pla Chem Industries, Pooja Paper Crafts, Pooja Paper Tube, Powerflex Industries, Precise Tools, President Engineering Works -M, Press Information And Translation, Programmed Engg Products Pvt Ltd, R D Brothers, Ranjit Iron & Hardware Stores, Ravine Hi-Tech Lubricants, Revathi Electronic & Control, Riddhi Forms Pvt Ltd, Ruchit Enterprises, Rushil Electricals, S M Enterprises, S S Engineering Works, Sachi Agency, Sagaon Energy EquipmentPvt Ltd, Sanghvi Packaging Industries, Sarigam Containers, Scientific Device (Bombay) Pvt. Ltd., Shah Bhogilal Hethalal & Bros., Shail International, Shree Krishna Packaging, Shree Tools, Shreeji Industries, Sip Tools, Sri Saibaba Cotton Waste Spg. Mills,Siriram Filteration & Engg. Co, South Gujarat Paper Tubes, Starvox Electronics Limited, Sterdill Equipments Pvt Ltd, Sucheta Enterprises, Suresh Electric Corpn, Technotimber, Tex Tube Mfg Co, Texpart Industries, Tos Engineers, Tube Turn (India) Pvt. Limited, U.K.Enterprisers, Universal Oil Seals Mfg.Co., Urja Enterprise, V M Corporation, Veeplex Electrical Industries, Vibronics Private Limited, Vishal Industrial Gases, Vishal Udyog

The outstandings are within the period of agreed terms.

* Includes for capital expenditure Rs. 717.48 crore. (Previous Year Rs. 176.16 crore)

\# These figures do not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund.

*** Figures for previous year have not been disclosed as the disclosure requirement came into force with effect from 13th November 2002.

Schedules forming part of the Profit and Loss Account

SCHEDULE 'J'

OTHER INCOME

(Rs. in crore)

	2002-2003 Rs.	2002-2003 Rs.	2001-2002 Rs.	2001-2002 Rs.
Dividends :				
From Current Investments	0.11		0.01	
From Long Term Investments	112.33		23.77	
[Tax Deducted at source Rs.11.79 crore; (Previous Year Rs. Nil)]				
		112.44		23.78
Interest Received :				
From Current Investments	147.14		5.08	
From Long Term Investments	322.66		310.94	
From Others	235.80		225.09	
[Tax Deducted at source Rs.78.18 crore; (Previous Year Rs. 56.53 crore)]				
		705.60		541.11
Profit/(Loss) on Sale of Investments (net)				
Long Term	(10.15)		(4.26)	
Current	36.31		39.43	
		26.16		35.17
Profit on Sale of Fixed Assets		2.52		4.08
Discount on Buyback of Bonds/Redemption of Debentures		—		4.95
Miscellaneous Income		154.49		173.25
TOTAL		1,001.21		782.34

SCHEDULE 'K'

VARIATION IN STOCKS

(Rs. in crore)

	2002-2003 Rs.	2002-2003 Rs.	2001-2002 Rs.	2001-2002 Rs.
STOCK-IN-TRADE (at close)				
Finished goods/Traded goods	3,175.28		1,159.51	
Stock-in-process	939.55		519.83	
		4,114.83		1,679.34
STOCK-IN-TRADE (at commencement)				
Finished goods	1,159.51		1,023.43	
Stock-in-process	519.83		177.74	
	1,679.34		1,201.17	
Add : On Amalgamation				
Finished goods	—		603.60	
Stock-in-process	—		782.40	
	—		1,386.00	
		1,679.34		2,587.17
TOTAL		2,435.49		(907.83)

Schedules forming part of the Profit and Loss Account

SCHEDULE 'L'

(Rs. in crore)

MANUFACTURING AND OTHER EXPENSES	2002-2003 Rs.	2002-2003 Rs.	2001-2002 Rs.	2001-2002 Rs.
RAW MATERIALS CONSUMED		30,856.93		26,489.41
MANUFACTURING EXPENSES				
Stores, Chemicals and Packing Materials	1,135.34		1,120.41	
Electric Power, Fuel and Water	719.40		739.62	
Machinery Repairs	106.01		102.23	
Building Repairs	30.60		28.35	
Labour, Processing and Machinery Hire Charges	146.35		146.20	
Excise Duty provided on stocks	193.60		(33.04)	
Lease Rent	15.80		47.91	
Exchange Differences (Net)	(176.24)		123.35	
		2,170.86		2,275.03
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES (including Managerial Remuneration)				
Salaries, Wages and Bonus	466.45		440.50	
Contribution to Provident Fund, Gratuity Fund, Superannuation Fund, Employee's State Insurance Scheme, Pension Scheme, Labour Welfare Fund etc.	99.11		57.15	
Employee's Welfare and other amenities	86.17		71.73	
		651.73		569.38
SALES AND DISTRIBUTION EXPENSES				
Samples, Sales Promotion and Advertisement Expenses	159.98		23.85	
Brokerage, Discount and Commission	141.97		122.43	
Warehousing and Distribution Expenses	944.87		960.78	
Sales Tax including defeased	476.19		213.94	
Provision for Doubtful Debts (net)	4.76		51.67	
		1,727.77		1,372.67
ESTABLISHMENT EXPENSES				
Insurance	223.09		120.62	
Rent	124.03		20.43	
Rates and Taxes	122.96		101.86	
Other Repairs	71.99		62.71	
Travelling Expenses	57.53		46.36	
Payment to Auditors	4.56		3.66	
Professional Fees	188.79		198.89	
Loss on Sale / Discarding of Assets	23.54		18.27	
General Expenses*	279.17		293.78	
Wealth Tax	6.00		6.00	
Charity and Donations	42.33		30.07	
		1,143.99		902.65
		36,551.28		31,609.14
Less : Preoperative Expenses of Projects Under Commissioning (net)		4.00		1.81
TOTAL		36,547.28		31,607.33

* Includes investments written off Rs.18.15 crore

SCHEDULE 'M'

(Rs. in crore)

INTEREST	2002-2003 Rs.	2001-2002 Rs.
Debentures	1,272.72	1,377.65
Fixed Loans	196.60	299.12
Others	85.84	148.33
TOTAL	1,555.16	1,825.10

Significant Accounting Policies

SCHEDULE 'N'

SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Preparation of Financial Statements

The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956, except for certain fixed assets which have been revalued.

B. Use of Estimates

The presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual result and estimates are recognised in the period in which the results are known/materialised.

C. Own Fixed Assets

Fixed Assets are stated at cost net of modvat / cenvat and includes amounts added on revaluation, less accumulated depreciation. All costs, including financing costs till commencement of commercial production, net charges on foreign exchange contracts and adjustments arising from exchange rate variations attributable to the fixed assets are capitalised.

D. Leased Assets

a) Operating Leases: Rentals are expensed with reference to lease terms and other considerations

b) (i) Finance leases prior to 1st April 2001: Rentals are expensed with reference to lease terms and other considerations.

(ii) Finance leases on or after 1st April, 2001: The lower of the fair value of the assets and present value of the minimum lease rentals is capitalised as fixed assets with corresponding amount shown as lease liability. The principal component in the lease rental is adjusted against the lease liability and the interest component is charged to profit and loss account.

c) However, rentals referred to in (a) or (b) (i) above and the interest component referred to in (b) (ii) above pertaining to the period upto the date of commissioning of the assets are capitalised.

d) All assets given on finance lease are shown as receivables at an amount equal to net investment in the lease. Initial direct costs in respect of lease are expensed in the year in which such costs are incurred. Income from lease assets is accounted by applying the interest rate implicit in the lease to the net investment.

E. Depreciation

Depreciation on fixed assets has been provided on written down value method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except: on fixed assets pertaining to crude oil refining and marketing infrastructure for petroleum products, depreciation has been charged on straight line method (SLM); on fixed bed catalyst depreciation has been provided over its useful life ranging from 2 to 9 years; on additions or extensions forming an integral part of existing plants, including incremental cost arising on account of translation of foreign currency liabilities for acquisition of fixed assets and insurance spares, depreciation has been provided as aforesaid over the residual life of the respective plants; on development rights and producing properties depreciation has been provided in proportion of oil and gas production achieved vis a vis the proved reserves (net of reserves to be retained to cover abandonment costs as per the production sharing contract) considering the estimated future expenditure on developing the reserves; premium on leasehold land is amortised over the period of lease; cost of jetty has been amortised over the period of agreement of right to use, provided however that the aggregate amount amortised to date is not less than the aggregate rebate availed by the company; on revalued assets depreciation has been charged over the residual life of the assets; on assets acquired under finance lease from 1st April 2001 depreciation is spread over the lease term.

F. Foreign Currency Transactions

(a) Transactions denominated in foreign currencies are normally recorded at the exchange rate prevailing at the time of the transaction.

(b) Monetary items denominated in foreign currencies at the year end and not covered by forward exchange contracts are translated at year end rates and those covered by forward exchange contracts are translated at the rate ruling at the date of transaction as increased or decreased by the proportionate difference between the forward rate and exchange rate on the date of transaction, such difference having been recognised over the life of the contract.

(c) Non monetary foreign currency items are carried at cost.

(d) Branch income and expenses are translated at average rate. Branch monetary assets and liabilities are translated at year-end rates. Non monetary items are translated at the rates on the date of transaction.

(e) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the profit and loss account except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

G. Investments

Current investments are carried at the lower of cost and quoted/fair value, computed category wise. Long Term Investments are stated at cost. Provision for diminution in the value of long-term investments is made only if such a decline is other than temporary in the opinion of the management.

Significant Accounting Policies

SCHEDULE 'N' (Contd.)

H. Inventories

Items of inventories are measured at lower of cost or net realisable value. Cost of inventories comprise of all cost of purchase, cost of conversion and other cost incurred in bringing them to their respective present location and condition. Cost of raw materials, process chemicals, stores and spares, packing materials, trading and other products is determined on weighted average basis. By-products are valued at net realisable value. Cost of work-in-progress and finished stock is determined on absorption costing method.

I. Turnover

Turnover includes sale of goods, services, sales tax and excise duty and sales during trial run period, adjusted for discounts (net) and gain / loss on corresponding hedge contracts.

Income from services includes fees accrued on rendering of services, the cost of which is charged to revenue in the year of delivery.

J. Excise Duty and Sales Tax

Excise duty has been accounted on the basis of, both, payments made in respect of goods cleared as also provision made for goods lying in bonded warehouses. Sales tax charged to Profit and Loss Account includes payments made for assignment of deferred sales tax liabilities.

K. Employee Retirement Benefits

Company's contributions to Provident Fund and Superannuation Fund are charged to Profit and Loss Account. Gratuity and Leave Encashment Benefit are charged to Profit and Loss Account on the basis of actuarial valuation.

L. Research and Development Expenses

Expenditure relating to capital items is debited to fixed assets and depreciated at applicable rates. Revenue expenditure is charged to Profit and Loss Account of the year in which they are incurred.

M. Borrowing Costs

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. All other borrowing costs are charged to revenue.

N. Commodity Hedging Transactions

The commodity hedging contracts are accounted on the date of their settlement and realised gain/ loss in respect of settled contracts are recognised in the profit and loss account, along with the underlying transactions.

O. Accounting for Oil and Gas Joint Ventures

All Oil and Gas Joint Ventures are in the nature of Jointly Controlled Assets. Accordingly assets and liabilities as well as income and expenditure are accounted on the basis of available information on line by line basis with similar items in the company's financial statements, according to the participating interest of the company.

The Company has adopted, with effect from 1-4-2002, the Full Cost Method for accounting for acquisition, exploration and development costs.

P. Provision for Current and Deferred Tax

Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income-tax Act, 1961.

Deferred tax resulting from "timing difference" between book and taxable profit is accounted for using the tax rates and laws that have been enacted or substantively enacted as on the balance sheet date. The deferred tax asset is recognised and carried forward only to the extent that there is a reasonable certainty that the assets will be realised in future.

Q. Employee Separation Costs

Compensation to employees who have opted for retirement under the voluntary retirement scheme of the Company is amortised over 60 months

R. Issue Expenses

Issue expenses pertaining to the projects are capitalised.

S. Premium on Redemption of Bonds / Debentures:

Premium on redemption on Bonds / Debentures are adjusted against the Securities Premium Account.

T. Contingent Liabilities:

These are disclosed by way of notes on the Balance Sheet. Provision is made in the accounts in respect of those contingencies which are likely to materialise into liabilities after the year end, till the finalisation of accounts and have material effect on the position stated in the Balance Sheet.

Notes on Accounts

SCHEDULE 'O'

1. The previous year's figures have been reworked, regrouped, rearranged and reclassified wherever necessary.
2. Turnover includes Income from Services of Rs.352.27 crore (Previous Year Rs. 330.00 crore)
3. (a) The company has changed the method of depreciation from straight line method to written down value method, with effect from 1-4-2002 for Polypropylene and Petrochemical support services situated at Jamnagar, to provide for timely replacement.

   In compliance with the Accounting Standards (AS-6), issued by the Institute of Chartered Accountants of India, depreciation has been recomputed from the date of commissioning of these assets at WDV rates applicable to those years. Consequent to this there has been an additional charge for depreciation during the year of Rs.384.93 crore which relates to the previous year and an equivalent amount has been withdrawn from the General Reserve and credited to Profit and Loss Account.

   Had there been no change in the method of depreciation, the charge for the year would have been lower by Rs. 96.72 crore excluding the charge relating to the previous years.

   Consequently, the Net Block of fixed assets and Reserves and Surplus are lower by Rs. 481.65 crore.

   (b) The Gross Block of Fixed Assets include Rs. 2735.81 crore (Previous Year Rs 2738.50 crore) on account of revaluation of Fixed Assets carried out in the past. Consequent to the said revaluation there is an additional charge of depreciation of Rs. Rs.116.61 crore (Previous Year Rs. 169.52 crore) and an equivalent amount has been withdrawn from General Reserve and credited to the Profit and Loss Account.

   (c) The company has changed the method of depreciation on development rights and producing properties with effect from 1-4-2002 by adoption of Full Cost Method given in the Guidance Note on Accounting for Oil and Gas Producing Activities issued by the Institute of Chartered Accountants of India. In the past, depreciation was provided without considering undeveloped proved reserves and its estimated future development costs.

   In compliance with the Guidance Note, depreciation has been recomputed with retrospective effect.

   Consequently, there has been an additional charge of depreciation during the year of Rs.114.16 crore, which relates to the period upto 31st March, 2002 and an equivalent amount has been withdrawn from General Reserve and credited to the Profit and Loss Account.

   The depreciation charge for the current year is higher by Rs.24.52 crore and the Net Block and Reserves and Surplus are lower by Rs.138.68 crore.
4. The expenditure on account of exchange difference on outstanding forward exchange contracts to be recognised in the Profit and Loss account of subsequent accounting period aggregate to Rs.Nil (Previous year Rs 133.61 crore).
5. (a) Payment to Auditors:

(Rs in crore)

		2002-03	2001-02
(i)	Audit Fees	1.73	1.47
(ii)	Tax Audit Fees	0.54	0.53
(iii)	For Certification and Consultation in finance and tax matters	2.01	1.41
(iv)	Expenses Reimbursed	0.22	0.21
		4.50	3.62
(b)	Cost Audit Fees	0.06	0.04

6. Managerial Remuneration:

(Rs in crore)

		2002-03	2001-02
i)	Salaries	1.81	2.35
ii)	Perquisites	1.62	2.04
iii)	Sitting Fees	—	0.03
iv)	Commission	29.86	30.12
v)	Leave Salary/Encashment	1.55	—
vi)	Contribution to Provident Fund and Superannuation Fund	0.46	0.59
vii)	Provision for gratuity	0.07	0.45
		35.37	35.58

Notes on Accounts

SCHEDULE 'O' (Contd.)

Computation of net profit in accordance with Section 198 read with Section 309(5) of the Companies Act, 1956

(Rs in crore)

		2002-03	2001-02
	Profit before Taxation	**4,974.21**	4,428.70
Add	Depreciation as per accounts	**2,837.09**	2,816.14
	Provision for Doubtful Debts (net)	**4.76**	51.67
	Loss on Sale of Assets	**23.54**	18.27
	Investments Written off	**18.15**	-
	Managerial Remuneration	**33.41**	35.30
		7,891.16	7,350.08
Less	Depreciation as per Section 350 of Companies Act, 1956	**3,452.79**	3,435.82
	Profit on buyback of bonds/Redemption of Debentures	**-**	4.95
	Profit on sale of Fixed Assets	**2.52**	4.08
	Profit on Sale of Investments	**26.16**	393.51
	Net Profit for the year	**4,409.69**	3,511.72
	Salaries, Perquisites and Commission @ 1.00% p. a. upto 6th July 2002 and @0.67% p. a. thereafter	**33.41**	35.12
Less:	Salaries and Perquisites of the Directors eligible for commission	**3.55**	5.00
	Balance Commission	**29.86**	30.12

7. A sum of Rs. 3.73 crore (net credit) (Previous Year Rs. 7.07 crore (net debit)) is adjusted to general expenses representing Net Prior Period Items.

8. (a) Fixed assets taken on finance lease prior to April 1, 2001, amount to Rs.250.72 crore. (Previous year Rs. 330.23 crore). Future obligations towards lease rentals under the lease agreements as on 31st March 2003 amount to Rs.21.50 crore. (Previous year Rs. 97.13 crore)

(Rs. in crore)

	2002-03	2001-02
Within one year	**9.27**	27.52
Later than one year and not later than five years	**10.54**	67.05
Later than five years	**1.69**	2.56
TOTAL	**21.50**	97.13

(b) The Company has acquired certain items of Plant and Machinery and Ships on finance lease on or after April 1, 2001, amounting to Rs. 25.47 crore (Previous Year Rs 29.62 crore). The minimum lease rentals outstanding as of 31st March 2003 in respect of these assets are as follows:

(Rs. in crore)

Due	Total Minimum Lease Payments outstanding as on 31.03.2003		Future Interest on outstandings		Present Value of Minimum Lease Payments	
	2002-03	2001-02	**2002-03**	2001-02	**2002-03**	2001-02
Within one year	**7.71**	8.93	**0.36**	0.51	**7.35**	8.42
Later than one year and not later than five years	**6.89**	18.69	**0.25**	2.60	**6.64**	16.09
Later than five years	**—**	0.37	**—**	0.18	**—**	0.19
Total	**14.60**	27.99	**0.61**	3.29	**13.99**	24.70

(c) General Description of Lease terms:

(i) Lease rentals are charged on the basis of agreed terms.

(ii) Assets are taken on lease over a period of 3 to 15 years.

Notes on Accounts

SCHEDULE 'O' (Contd.)

9. (a) (i) Assets given on finance lease on or after 1st April 2001

(Rs. in crore)

Particulars	Total		Not later than one year		Later than one year and not later than five years		Later than five years	
	2002-03	2001-02	**2002-03**	2001-02	**2002-03**	2001-02	**2002-03**	2001-02
Gross Investment	**101.56**	112.93	**11.37**	11.37	**45.49**	45.49	**44.70**	56.07
Less: Unearned Finance Income	**45.93**	54.25	**7.89**	8.32	**25.88**	28.32	**12.16**	17.61
Present Value of Minimum Lease Rental	**55.63**	58.68	**3.48**	3.05	**19.61**	17.17	**32.54**	38.46

(ii) General Description of Lease terms:

- Lease rentals are charged on the basis of agreed rate of interest.
- Assets are given on lease for a period of 10 years.

(b) (i) Plant and Machinery given on operating lease during the year amounts to Rs.25.47 crore (Previous Year Rs. Nil).

(ii) Depreciation on Assets given on operating lease Rs.3.53 crore (Previous Year Rs. Nil).

(iii) Future lease rentals receivable within a period of one year for such assets are Rs.7.94 crore (Previous Year Rs. Nil)

(c) Miscellaneous income includes income from finance lease of Rs.8.33 crore (Previous Year Rs. 0.59 crore) and income from operating lease of Rs.9.73 crore (Previous Year Rs. Nil).

10. The deferred tax liability as at 31st March 2003 comprise of the following:

(Rs. in crore)

		As at 31st March,2003		As at 31st March,2002	
a.	Deferred Tax Liability				
	(i) Related to fixed assets		2,955.94		2,289.70
b.	Deferred Tax Assets				
	(i) Disallowance under the Income Tax Act 1961	229.43		188.90	
	(ii) Provision for doubtful debts	41.69		39.98	
			271.12		228.88
c.	Provision for deferred tax (net)		2,684.82		2,060.82

11. **EARNINGS PER SHARE (EPS)**

		2002-03	2001-02
a)	Net profit available for equity shareholders (Rs. crore) (Numerator used for calculation)	4,084.23	3,242.70
b)	Weighted Average number of equity shares used as denominator for calculating EPS	139,63,77,536	138,83,25,291
c)	Basic and Diluted Earnings per share of Rs.10 each (Rs.):		
	i) before Extraordinary Items	29.25	20.39
	ii) after Extraordinary Items	29.25	23.36

Notes on Accounts

SCHEDULE 'O' (Contd.)

12. As per Accounting Standard 18, issued by the Institute of Chartered Accountants of India, the disclosures of transactions with the related parties as defined in the Accounting Standard are given below:

(i) List of related parties with whom transactions have taken place and relationships:

Sr No.	Name of the Related Party	Relationship
1	Vimal Fabrics Limited (Subsidiary upto 23rd December, 2002)	Subsidiary Companies
2	Reliance Industrial Investments and Holdings Limited	
3	Reliance Power Ventures Limited	
4	Reliance Ventures Limited	
5	Reliance Strategic Investments Limited	
6	Reliance Infocom Inc.	
7	Reliance Communications Inc.	
8	Reliance Communications (UK) Ltd.	
9	Reliance Technologies LLC	
10	Reliance Infocom BV	
11.	Reliance LNG Limited	
12	Gas Transport & Infrastructure Limited	
13	Reliance Life Insurance Company Limited	Associate Companies and Joint Ventures
14	Reliance General Insurance Company Limited	
15	Reliance Capital Limited	
16	BSES Limited (Subsidiary from 17th March, 2003 to 29th March, 2003)	
17	Reliance Infocomm Limited	
18	Reliance Communications Infrastructure Limited	
19	Reliance Telecom Limited	
20	Reliance Industrial Infrastructure Limited	
21	Reliance Europe Limited	
22	Reliance Petroinvestments Limited (Subsidiary upto 17th April, 2002)	
23	Reliance Rubber and Chemicals Private Limited	
24	Indian Petrochemicals Corporation Limited	
25	Reliance Salgaocar Power Company Limited	
26	Reliance Enterprises Limited	
27	Reliance Global Trading Private Limited	
28	Reliance Utilities and Power Limited	
29	Reliance Ports and Terminals Limited	
30	Unincorporated Oil and Gas Joint Ventures	
31	Late Sh. Dhirubhai H Ambani	Key Management Personnel
32	Sh. Mukesh D Ambani	
33	Sh. Anil D Ambani	
34	Sh. Nikhil R Meswani	
35	Sh. Hital R Meswani	
36	Sh. H S Kohli	
37	Smt K D Ambani	Relatives of Key Management Personnel
38	Sh R H Ambani	
39	Dhirubhai Ambani Foundation	Others
40	Jamnaben Hirachand Ambani Foundation	
41	Hirachand Govardhandas Ambani Public Charitable Trust	

Notes on Accounts

SCHEDULE 'O' (Contd.)

(ii) Transactions during the year with related parties:

(Rs in crore)

Sr.No.	Nature of Transaction (Excluding reimbursements)	Subsidiaries	Associates	Key Management Personnel	Relatives of Key Management Personnel	Others	Total
A)	**Loans Taken**						
	Balance as at 1st April, 2002		10.00				10.00
	Taken during the year		1,706.43				1,706.43
			(31.40)				(31.40)
	Repaid during the year		563.90				563.90
			(65.59)				(65.59)
	Balance as at 31st March, 2003		218.03				218.03
			(10.00)				(10.00)
B)	**Fixed Assets/ Capital Work in Progress**						
	Balance of Assets taken on Lease as on 1st April, 2002		207.43				207.43
	Assets taken on Lease during the year		0.78				0.78
			(29.62)				(29.62)
	Balance of Assets taken on Lease as at 31st March,2003		123.73				123.73
			(207.43)				(207.43)
	Assets given on Lease during the year		58.88				58.88
			(58.68)				(58.68)
	Assets purchased during the year		11.87				11.87
			(4.66)		(2.25)		(6.91)
	Assets sold during the year						
				(0.08)			(0.08)
C)	**Investments**						
	Balance as at 1st April, 2002	905.52	2,537.70				3,443.22
	Purchased/Adjusted during the year	11.83	2,250.00				2,261.83
		(99.46)	(406.54)				(506.00)
	Sold during the year	12.01	145.71				157.72
			(78.00)				(78.00)
	Balance as at 31st March,2003	879.57	4,641.55				5,521.12
		(905.52)	(2,537.70)				(3,443.22)
D)	**Interest accrued on Investments**	51.79	490.58				542.37
		(18.38)	(398.47)				(416.85)
E)	**Sundry Debtors as at 31st March, 2003**		149.20				149.20
			(166.94)				(166.94)
F)	**Loans & Advances**						
(a)	**Loans Given**						
	Balance as at 1st April, 2002	2,988.98	1,332.42				4,321.40
	Given during the year	5,559.62	3,964.87				9,524.49
		(257.96)	(14,006.73)				(14,264.69)
	Returned during the year	1,832.48	5,213.88				7,046.36
		(191.57)	(12,833.16)				(13,024.73)
	Balance as at 31st March, 2003	6,716.12	83.41				6,799.53
		(2,988.98)	(1,332.42)				(4,321.40)
(b)	**Advances recoverable in cash or kind**						
	Balance as at 1st April, 2002		2,322.14				2,322.14
	Given during the year	72.24	1,396.93				1,469.17
			(2,235.46)				(2,235.46)
	Returned/Adjusted during the year		2684.23				2,684.23
			(53.70)				(53.70)
	Balance as at 31st March, 2003	72.24	1,034.84				1,107.08
			(2,322.14)				(2,322.14)

Notes on Accounts

SCHEDULE 'O' (Contd.)

(Rs in crore)

Sr.No.	Nature of Transaction (Excluding reimbursements)	Subsidiaries	Associates	Key Management Personnel	Relatives of Key Management Personnel	Others	Total
(c)	**Deposits**						
	Balance as at 1st April, 2002		636.84				636.84
	Given during the year		736.46				736.46
			(40.00)				(40.00)
	Returned during the year		210.05				210.05
			(2.83)				(2.83)
	Balance as at 31st March, 2003		1,163.25				1,163.25
			(636.84)				(636.84)
G)	**Sundry Creditors**						
	Balance as at 31st March, 2003		1,755.17				1,755.17
		(0.12)	(1,155.31)				(1,155.43)
H)	**Turnover**		1,369.38				1,369.38
			(582.22)				(582.22)
I)	**Sale of Investments**	4.44					4.44
		(-)					(-)
J)	**Other Income**						
	Dividend		112.33				112.33
			(20.29)				(20.29)
	Interest Received	124.03	412.66				536.69
		(23.09)	(415.66)				(438.75)
	Lease Rental Income		8.32				8.32
			(0.59)				(0.59)
	Miscellaneous Income		49.03				49.03
			(98.00)				(98.00)
K)	**Purchases**		171.24				171.24
			(0.09)				(0.09)
L)	**Expenditure**						
	Interest Paid		4.00				4.00
			(40.93)				(40.93)
	Payments to and provisions for Directors			35.37			35.37
				(35.58)			(35.58)
	Directors' Sitting Fees (Rs. 30,000) Previous Year (Rs. 28,690)		-				-
	Electric Power, Fuel and water		409.86				409.86
			(420.13)				(420.13)
	Rent		2.16				2.16
			(3.00)				(3.00)
	Telephone Charges		-				-
			(2.99)				(2.99)
	Lease Rentals		15.42				15.42
			(56.69)				(56.69)
	Professional Fees		22.60				22.60
			(18.09)				(18.09)
	Charter Hire Charges		22.53				22.53
			(10.52)				(10.52)
	Insurance Premium		38.65				38.65
			(49.55)				(49.55)
	Premium on Redemption		0.02				0.02

Notes on Accounts

SCHEDULE 'O' (Contd.)

(Rs in crore)

Sr.No.	Nature of Transaction (Excluding reimbursements)	Subsidiaries	Associates	Key Management Personnel	Relatives of Key Management Personnel	Others	Total
	Assignment of Liability		404.53				404.53
			(167.09)				(167.09)
	Tank Farm Charges		6.30				6.30
			(6.20)				(6.20)
	Hire Charges		22.54				22.54
			(46.55)				(46.55)
	Donations					31.55	31.55
						(26.89)	(26.89)
	Warehousing and Distribution Charges		753.43				753.43
			(830.51)				(830.51)
	Investments written off	17.54	0.45				17.99
	Others	0.38	18.09				18.47
			(1.25)				(1.25)
M)	**Guarantees Issued**						
	Financial Guarantees		455.26				455.26
			(624.40)				(624.40)
	Performance Guarantees		5,102.77				5,102.77
			(3,548.77)				(3,548.77)

Note: Figures in brackets represent previous year's amounts.

(iii) Loans and advances in the nature of Loans given to Subsidiaries and Associates etc:

A) Loans and Advances in the nature of Loans

(Rs. in crore)

Sr No.	Name of the Company		As at 31st March,2003	Maximum Balance during the year
1.	Reliance Industrial Investments & Holdings Limited	Subsidiary	830.19	830.19
2.	Reliance Ventures Limited	Subsidiary	4,684.16	4,684.16
3.	Reliance Power Ventures Limited	Subsidiary	1,185.64	1366.97
4.	Recron Synthetics Limited	Other	132.20	132.20
5.	Reliance Industrial Infrastructure Limited	Associate	118.41	118.41

Notes:

1. Loans and Advances shown above, to Subsidiaries fall under the category of 'Loans & Advances in nature of Loans where there is no repayment schedule'.
2. Loans and Advances to Recron Synthetics Limited is at zero percent repayable in 2013.
3. ICDs are not considered as they are repayable on demand and interest is charged at market rates.
4. Loans to employees as per Company's policy are not considered.

B) Investment by the loanee in the shares of the company

* None of the loanees have, per se, made investments in shares of the Company. However the following companies have been allotted shares of the company as a result of amalgamation of Reliance Petroleum Limited with the company under the scheme approved by the Hon'ble High Courts of Bombay and Gujarat.

(Rs. in crore)

Sr No.	Name of the Company	No. of Shares	Amount
1	* Reliance Industrial Investments & Holdings Limited, sole beneficiary of Petroleum Trust	104,660,155	1654.96
2	* Reliance Chemicals Limited	14,568,373	320.50
3	* Reliance Aromatics & Petrochemicals Private Limited	16,029,091	339.42
4	* Reliance Energy & Project Development Private Limited	16,029,091	339.42
5	* Reliance Polyolefins Private Limited	19,090,909	420.00
6.	Reliance Industrial Infrastructure Limited	86,000	1.12

Notes on Accounts

SCHEDULE 'O' (Contd.)

13 (a) Disclosure of the Company's Interest in Oil and Gas Joint Ventures:

Sr No	Name of the Fields in the Joint Ventures	% Interest	Sr No	Name of the Fields in the Joint Ventures	% Interest
1	Panna Mukta	30%	18	GK-OSJ-3	60%
2	Tapti	30%	19	GK-OSJ-1	50%
3	GK-OSN-97/1	90%	20	GK-OS-5	40%
4	NEC-OSN-97/2	90%	21	KG-ON-1	40%
5	KK-OSN-97/2	90%	22	GK-ON-90/2	40%
6	MB-OSN-97/3	90%	23	CB-ON/1	40%
7	KG-OSN-97/4	90%	24	AS-ONN-2000/1	90%
8	MB-OSN-97/2	90%	25	KG-DWN-2001/1	90%
9	KG-OSN-97/3	90%	26	CY-DWN-2001/2	90%
10	KG-OSN-97/2	90%	27	KK-DWN-2001/1	90%
11	SR-OSN-97/1	90%	28	CY-PR-DWN-2001/3	90%
12	KG-DWN-98/1	90%	29	KK-DWN-2001/2	90%
13	KG-DWN-98/3	90%	30	PR-DWN-2001/1	90%
14	MN-DWN-98/2	90%	31	CY-PR-DWN-2001/4	90%
15	GS-OSN-2000/1	90%	32	KG-OSN-2001/2	90%
16	KKD-DWN-2000/1	90%	33	KG-OSN-2001/2	90%
17	KKD-DWN-2000/3	90%	34	Yemen	17%

13 (b) Net Quantities of an enterprise's interest in proved reserves and proved developed reserves:

Oil:	**Proved Reserves (Million MT)**	**Proved Developed Reserves (Million MT)**
Beginning of the year 2002-03	5.34	4.39
Additions	Nil	Nil
Deletions	Nil	Nil
Production	0.37	0.37
Closing balance for the year 2002-03	4.97	4.02

Gas:	**Proved Reserves (Million M^3)**	**Proved Developed Reserves (Million M^3)**
Beginning of the year 2002-03	23,268	14,076
Additions	60,399	Nil
Deletions	Nil	Nil
Production	943	943
Closing balance for the year 2002-03	82,724	13,133

All the above quantities of Oil and Gas reserves are within India.

14. As per Accounting Standards 21 on "Consolidated Financial Statements" and Accounting Standard 23 on "Accounting for Investments in Associates in Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India, the company has presented consolidated financial statements separately, including subsidiaries and associates, in this annual report.

15. Miscellaneous expenditure (to the extent not written off or adjusted) of Rs 47.15 crore (Previous Year 62.86 crore) represents un-amortised portion of amount disbursed on account of employee separation scheme announced in Naroda during the year 2001-02.

16. **PROJECT DEVELOPMENT EXPENDITURE**

(in respect of Projects upto 31st March 2003, included under Capital work in progress)

(Rs. in crore)

		2002-03		2001-02	
	Opening Balance		64.86		6.52
Add:	On Amalgamation				83.84
	Project Development Expenditure transferred from Profit and Loss Account	4.00		1.81	
	Interest Capitalised	84.85		67.49	
			88.85		69.30
			153.71		159.66
Less	Project Development Expenses Capitalised during the year		77.24		94.80
	Closing Balance		76.47		64.86

Notes on Accounts

SCHEDULE 'O' (Contd.)

17. **Additional Information**

(Rs. in crore)

	As at 31st March 2003	As at 31st March 2002
(A) Estimated amount of contracts remaining to be executed on Capital accounts and not provided for:		
(i) In respect of joint ventures	**399.20**	254.68
(ii) In respect of others	**1,941.46**	198.44
(B) Uncalled liability on partly paid Shares/Warrant Equity Shares (Rs. 19,935)	**—**	—
(C) Contingent Liabilities		
(i) Outstanding guarantees furnished to Banks and Financial Institutions including in respect of Letters of credit		
(a) In respect of joint ventures	**—**	—
(b) In respect of others	**207.62**	235.50
(ii) Guarantees to Banks and Financial Institutions against credit facilities extended to third parties		
(a) In respect of joint ventures	**—**	—
(b) In respect of others	**455.26**	624.40
(iii) Liability in respect of bills discounted with Banks		
(a) In respect of joint ventures	**—**	—
(b) In respect of others (including third party bills discounting)	**502.03**	19.19
(iv) Claims against the Company / disputed liabilities not acknowledged as debts		
(a) In respect of joint ventures	**133.10**	112.86
(b) In respect of others	**261.03**	244.46
(v) Performance Guarantees		
(a) In respect of joint ventures	**166.21**	—
(b) In respect of others	**4,936.56**	3,548.77
(vi) Sales tax deferral liability assigned	**3,700.71**	2,511.71

(D) The Income-Tax assessments of the Company have been completed up to Assessment Year 2000-2001. The disputed demand outstanding up to the said Assessment Year is Rs. 306.44 crore. Based on the decisions of the Appellate authorities and the interpretations of other relevant provisions, the Company has been legally advised that the demand is likely to be either deleted or substantially reduced and hence the reserves created in the past would be adequate enough to meet the liabilities, if any, in respect of disputed matters which are pending in appeals.

18. **LICENSED AND INSTALLED CAPACITY**
(As certified by the Management)

				Licensed Capacity		Installed Capacity	
			UNIT	2002-2003	2001-2002	2002-2003	2001-2002
A		Refining of Crude Oil	Mill. MT	N.A.	N.A.	27	27
B	(i)	Ethylene	MT	**750,000***	750,000*	**750,000**	750,000
	(ii)	Propylene	MT	**365,000***	365,000*	**365,000**	365,000
	(iii)	Benzene	MT	**291,000***	291,000*	**291,000**	291,000
	(iv)	Toluene	MT	**197,000***	197,000*	**197,000**	197,000
	(v)	Xylene	MT	**165,000***	165,000*	**165,000**	165,000
	(vi)	Butadine & Other C4s	MT	**225,000***	225,000*	**225,000**	225,000
C	(i)	Paraxylene	MT	**1,646,000***	1,646,000*	**1,646,000**	1,646,000
	(ii)	Orthoxylene	MT	**150,000***	150,000*	**150,000**	150,000
D	(i)	Mono Ethylene Glycol	MT	**300,000***	600,000*	**300,000**	300,000
	(ii)	Higher Ethylene Glycol	MT	**37,500***	37,500*	**37,500**	37,500
	(iii)	Ethylene Oxide	MT	**50,000***	50,000*	**50,000**	50,000
E		Poly Vinyl Chloride	MT	**N.A.**	N.A.	**300,000**	300,000
F		High/Linear Low Density Poly Ethylene	MT	**N.A.**	N.A.	**435,000**	400,000
G		High Density Polyethylene Pipes	MT	**N.A.**	N.A.	**80,000**	80,000
H		Polypropylene	MT	**N.A.**	N.A.	**10,50,000**	1,000,000
I		Purified Terephthalic Acid	MT	**N.A.**	N.A.	**12,80,000**	975,000
J		Polyester Filament Yarn/Polyester Chips	MT	**N.A.**	N.A.	**197,300+**	152,300+
K		Polyester Staple Fibre/ Polyester Chips	MT	**N.A.**	N.A.	**300,000**	235,000
L		Poly Ethylene Terephthalate	MT	**N.A.**	N.A.	**80,000**	80,000
M		Polyester Staple Fibre Fill	MT	**N.A.**	N.A.	**30,000**	30,000
N		Man-made Fibre Spun Yarn on worsted system	Nos	**N.A.**	N.A.	**24,094**	24,094
O		Man-made fibre on cotton system (Spindles)	Nos	**N.A.**	N.A.	**23,040**	23,040
P	(i)	Man-made Fabrics (Looms)	Nos	**N.A.**	N.A.	**323**	323
	(ii)	Knitting M/C	Nos	**22**	22	**20**	20
Q		Linear Alkyl Benzene	MT	**N.A.**	N.A.	**115,000**	100,000

NA - Delicensed vide notification No 477(E) dated 27th July 1991 and press note No 1 (1998 series) dated 8th June 1998
+ Includes 32,300 MT based on average denier of 40
* Licensed Capacity is reduced for delicensed products, for which Letter of Intents are held, vide notification No.431 dated 28th June, 2001.

Notes on Accounts

SCHEDULE 'O' (Contd.)

19. (a) The Department of Company Affairs, Government of India vide its Order No. 46/02/2003-CL-III dated 16th April, 2003 issued under Section 211 (4) of the Companies Act, 1956 has exempted the Company from disclosure of quantitative details in the Profit and Loss Account under paras 3(i)(a), 3(ii)(a) and 3(ii)(b) of Part II, Schedule VI to the Companies Act, 1956.

(b) The Department of Company Affairs, Government of India vide its Order No.47/112/2002-CL-III dated 9th April, 2003 issued under Section 212 (8) of the Companies Act, 1956 has exempted the Company from attaching the Balance Sheet and Profit and Loss Account of Subsidiaries under Section 212 (1) of the Companies Act, 1956.

20. **PRODUCTION MEANT FOR SALE**

Products	Unit	2002-2003	2001-2002
Crude Oil	MT	3,56,101	3,97,100
Gas	BBTU	29,113	27,295
Petroleum Products	'000 MT	22,773	24,422
Ethylene	MT	2,142	51,476
Propylene	MT	—	2,792
Benzene	MT	3,06,410	1,86,386
Toluene	MT	94,420	85,434
Xylene	MT	50,354	35,891
Orthoxylene	MT	1,91,722	1,56,768
Paraxylene	MT	5,31,803	7,07,088
Ethylene Glycol	MT	2,22,881	2,32,370
PVC	MT	2,86,008	2,88,864
PE	MT	4,34,273	3,70,055
PP	MT	10,41,251	10,36,258
PTA	MT	6,99,207	6,14,226
Polyester Filament Yarn	MT	2,78,090	2,82,250
Polyester Staple Fibre	MT	2,97,770	2,88,415
PET	MT	77,094	78,143
Fibre Fill	MT	23,949	14,178
Fabrics	Mtrs in Lacs	176.73	202.74
Normal Paraffin	MT	9,962	19,511
LAB	MT	1,15,492	1,06,064

21. **VALUE OF IMPORTS ON CIF BASIS IN RESPECT OF**

(Rs. in crore)

	2002-2003	2001-2002
Raw Materials	27,942.14	24,567.77
Stores & spares, dyes and chemicals	583.81	584.23
Capital goods	964.84	117.90
Traded goods	1,253.51	–

22. **EXPENDITURE IN FOREIGN CURRENCY**

(Rs. in crore)

	2002-2003	2001-2002
Interest on foreign currency loans	474.17	504.82
Technical know-how and engineering fees	96.23	78.96
Oil and gas activity	30.34	50.54
Professional fees	95.46	96.57
Freight and forwarding	130.06	155.50
Other matters	121.76	161.45

Notes on Accounts

SCHEDULE 'O' (Contd.)

23. **VALUE OF RAW MATERIALS CONSUMED**

	2002-2003		2001-2002	
	Rs in crore	% of Consumption	Rs in crore	% of Consumption
Imported	30,129.79	97.64	25,286.57	95.46
Indigenous	727.14	2.36	1,202.84	4.54
	30,856.93	100.00	26,489.41	100.00

24. **VALUE OF STORES, CHEMICALS AND PACKING MATERIALS CONSUMED**

	2002-2003		2001-2002	
	Rs in crore	% of Consumption	Rs in crore	% of Consumption
Imported	591.31	52.08	683.84	61.03
Indigenous	544.03	47.92	436.57	38.97
	1,135.34	100.00	1,120.41	100.00

25. **EARNINGS IN FOREIGN EXCHANGE**

(Rs. in crore)

	2002-2003 Rs.	2001-2002 Rs.
FOB value of exports	10,626.29	9,965.37
Interest	3.04	0.48

26. **EXPENDITURE ON RESEARCH AND DEVELOPMENT**

(Rs. in crore)

	2002-2003 Rs.	2001-2002 Rs.
Revenue Expenditure including amortisation of deferred cost and unamortised deferred research and development expenditure	9.32	74.94
Capital Expenditure on Research and Development	31.74	15.20
Total	41.06	90.14

27. **REMITTANCE IN FOREIGN CURRENCY ON ACCOUNT OF DIVIDEND**

The Company has paid dividend in respect of shares held by Non-Residents on repatriation basis. This inter-alia includes portfolio investment and direct investment, where the amount is also credited to Non-Resident External Account (NRE A/c). The exact amount of dividend remitted in foreign currency cannot be ascertained. The total amount remittable in this respect is given herein below:

	2002-2003	2001-2002
(a) Number of Non-Resident Shareholders	18,747	19,665
(b) Number of Equity Shares held by them	22,61,08,487	62,01,32,501
(c) (i) Amount of Dividend Paid (Gross) (Rs. in crore)	107.40	126.24
Tax Deducted at Source Rs. 20.24 crore (Previous Year Nil)		
(ii) Year to which dividend relates	2001-2002	2000-2001

Note : The amount of dividend for the year 2000-2001 includes Rs. 18.31 crore paid to 2,099 shareholders of erstwhile RPL holding 36,61,86,482 shares, for the financial year ended March 31, 2001.

Notes on Accounts

28. **BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE**

I. Registration Details

Registration No. :	11-19786	State Code:	11
Balance Sheet Date :	31-03-03		

II. Capital Raised/Redeemed during the year (Amount Rs. crore)

Public Issue :	NIL	Rights Issue :	NIL
Bonus Issue :	NIL	Private Placement : (Preference Shares) (Refer Note 3 to Schedule 'A')	400.00
Conversion of Bonds :	NIL	Exercise of warrants	NIL

III. Position of Mobilisation and Deployment of Funds (Amount Rs. crore)

Total Liabilities :	52817.54	Total Assets :	52817.54
Sources of Funds			
Paid-up Capital :	1395.92	Reserves and Surplus :	28978.49
Equity Share Suspense	NIL	Deferred Tax Liability :	2684.82
Secured Loans :	11776.86	Unsecured Loans :	7981.45
Application of Funds			
Net Fixed Assets :	34086.27	Investments :	6722.72
Net Current Assets:	11961.40	Miscellaneous Expenditure	47.15

IV. Performance of Company (Amount Rs. crore)

Turnover and Inter divisional transfers :	65061.44		
Net Turnover :	45897.79	Total Expenditure :	44360.27
Profit Before Tax :	4974.21	Profit After Tax :	4104.31
Earnings per share in Rs.	29.25	Dividend : Rs. per share	5.00

V. Generic Names of Three Principal Products of Company (as per monetary terms)

Item Code No. (ITC Code) :

27.10

Product Description :

BULK PETROLEUM PRODUCTS

Item Code No. (ITC Code) :

390210.00

Product Description :

POLYPROPYLENE (PP)

Item Code No. (ITC Code) :

540242.00

Product Description :

POLYESTER FILAMENT YARN (PFY)

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
Dated: 23rd April, 2003

For and on behalf of the Board

M.D. Ambani - Chairman & Managing Director
A.D. Ambani - Vice-Chairman & Managing Director
N.R. Meswani, **H.R. Meswani**, **H.S. Kohli** - Executive Directors
U. Mahesh Rao - Nominee Director
S. Venkitaramanan, **M.L. Bhakta**, **T. Ramesh U. Pai**, **Y.P. Trivedi**, **Dr. D.V. Kapur**, **M.P. Modi** - Directors
V.M. Ambani - Company Secretary

Statement Pursuant to Section 212 of the Companies Act, 1956, relating to Company's Interest in Subsidiary Companies.

		Name of the Subsidiary Company	Reliance Industrial Investments and Holdings Limited	Reliance Ventures Limited	Reliance Power Ventures Limited	Reliance Strategic Investments Limited
1		The Financial Year of the Subsidiary Companies ended on	31st March, 2003	31st March, 2003	31st March, 2003	31st March, 2003
2		Date from which they became Subsidiary Companies	30th December, 1988	7th October, 1999	13th May, 2000	28th December, 2001
3	a.	Number of shares held by Reliance Industries Ltd. with its nominees in the subsidiaries at the end of the financial year of the Subsidiary Companies	14,75,04,400 Equity Shares of the face value of Rs.10 each fully paid-up	20,20,000 Equity Shares of the face value of Rs.10 each fully paid-up	20,20,000 Equity Shares of the face value of Rs.10 each fully paid-up	20,20,000 Equity Shares of the face value of Rs.10 each fully paid-up
	b.	Extent of Interest of holding Company at the end of the financial year of the Subsidiary Companies	100%	100%	100%	100%
4		The net aggregate amount of the Subsidiary Companies Profit / (Loss) so far as it concerns the members of the Holding Company				
	a.	Not dealt with in the Holding Company's accounts:				
	i)	For the financial year ended 31st March, 2003	Rs.22.87 lacs	(Rs.241.08 lacs)	Rs.2.82 lacs	(Rs.0.21 lacs)
	ii)	For the previous Financial years of the Subsidiary Companies since they became the Holding Company's subsidiaries	Rs.11993.55 lacs	(Rs.0.88 lacs)	Rs.857.52 lacs	Rs.0.41 lacs
	b.	Dealt with in Holding Company's accounts:				
	i)	For the financial year ended 31st March, 2003	NIL	NIL	NIL	NIL
	ii)	For the previous Financial years of the Subsidiary Companies since they became the Holding Company's subsidiaries	Rs.2673.89 lacs	NIL	NIL	NIL

Statement Pursuant to Section 212 of the Companies Act, 1956, relating to Company's Interest in Subsidiary Companies.

Reliance LNG Limited	Gas Transportation and Infrastructure Company Limited	Reliance Infocom B.V.	Reliance Infocom Inc. (See Foot Note 1)	Reliance Technologies, LLC	Reliance Communications (U.K.) Limited	Reliance Communications Inc. (See Foot Note 2)
31st March, 2003	31st March, 2003	31st March, 2003	31st March, 2003	31st March, 2003	31st March, 2003	31st March, 2003
2nd January, 2002	19th March, 2003	31st December 2000	31st December 2000	2nd May, 2000	13th December, 2002	21st October, 2002
45,000 Equity Shares of the face value of Rs.10 each fully paid-up	(See Foot Note 4)	11,120 shares of the face value of EUR 100 each fully paid-up	100 shares aggregating to US$ 9,00,000 fully paid-up, held by Reliance Infocom BV.	–	1000 shares of face value of US$ 1 fully paid-up, held by Reliance Infocom B.V.	100 shares of face value of US$ 100 fully paid-up, held by Reliance Infocom Inc.
90%	(See Foot Note 4)	100%	100%	90%	100%	100%
Rs.0.04 lacs	Not Applicable	EURO 12843 Rs.0.06 crores	USD $ 40222.52 Rs.0.19 crores	(USD $ 132224.11) (Rs.0.62 crores)	NIL	(USD $ 9861) (Rs.0.04 crores)
(Rs.0.11 lacs)	Not Applicable	(EURO 5878) (Rs.0.02 crores)	US$ 8,891 Rs.0.04 crores	(USD $ 3662368.20) (Rs.17.87 crores)	Not Applicable	Not Applicable
NIL	Not Applicable	NIL	US$12,500 Rs.0.06 crores	NIL	NIL	NIL
NIL	Not Applicable	NIL	NIL	NIL	Not Applicable	Not Applicable

Notes :

1. 100% Subsidiary of Reliance Infocom BV.
2. Reliance Communications Inc. is a subsidiary of Reliance Infocom Inc.
3. Figures in brackets represent losses.
4. Gas Transportation and Infrastructure Company Limited became subsidiary in terms of section 4 (1) (a) of the Companies Act, 1956.
5. Following companies ceased to be subsidiaries of the Company during the year:
   a. Vimal Fabrics Limited.
   b. Reliance Petroinvestments Limited.
6. BSES Limited was subsidiary of the Company from 17th March, 2003 to 29th March, 2003.

For and on behalf of the Board

M.D. Ambani - Chairman & Managing Director
A.D. Ambani - Vice-Chairman & Managing Director
N.R. Meswani, **H.R. Meswani**, **H.S. Kohli** } Executive Directors
U. Mahesh Rao - Nominee Director
S. Venkitaramanan, **M.L. Bhakta**, **T. Ramesh U. Pal**, **Y.P. Trivedi**, **Dr. D.V. Kapur**, **M.P. Modi** } Directors
V.M. Ambani - Company Secretary

Mumbai
Dated: 23rd April, 2003

Cash Flow Statement Annexed to the Balance Sheet for the period April 2002-March 2003

(Rs. in crore)

	2002-2003		2001-2002	
	Rs.	Rs.	Rs.	Rs.
A: CASH FLOW FROM OPERATING ACTIVITIES :				
Net Profit before tax as per Profit and Loss Account		4,974.21		4,428.70
Adjusted for :				
Miscellaneous expenditure written off	15.72			
Extra-Ordinary items	-		(411.70)	
Net Prior Year Adjustments	(3.73)		7.07	
Provision for Doubtful Debts (net)	5.22		51.67	
Investment written off/Provision for Diminution in Value of Investments	18.15		0.05	
Profit/(Loss) on Sale of Discarded Assets	21.02		14.19	
Depreciation	3,452.79		3,435.82	
Transferred from General Reserve	(615.70)		(619.68)	
Discount on Buyback of Bonds/Redemption of Debentures	-		(4.95)	
Effect of Exchange Rate Change	(34.15)		76.88	
Profit on Sale of Investments	(26.16)		(35.17)	
Dividend Income	(112.44)		(23.78)	
Interest/Other Income	(705.60)		(541.11)	
Interest Expenses	1,555.16		1,825.10	
		3,570.28		3,774.39
Operating Profit before Working Capital Changes		8,544.49		8,203.09
Adjusted for :				
Trade and Other Receivables	(2,226.76)		(544.62)	
Inventories	(2,536.34)		307.61	
Trade Payables	3,001.75		(383.50)	
		(1,761.35)		(620.51)
Cash Generated from Operations		6,783.14		7,582.58
Net Prior Year Adjustments		3.73		(7.07)
Taxes Paid		(144.56)		(105.87)
Extra-Ordinary items		-		53.36
Net Cash From Operating Activities		6,642.31		7,523.00
B: CASH FLOW FROM INVESTING ACTIVITIES :				
Purchase of Fixed Assets		(3,704.25)		(1,681.53)
Sale of Fixed Assets		27.20		62.59
Purchase of Investments		(29,186.07)		(14,830.11)
Sale of Investments		26,321.53		15,826.55
Movement in Loans		(555.87)		(3,568.81)
Interest Income		409.49		239.19
Dividend Income		112.44		23.78
Net Cash Used in Investing Activities		(6,575.53)		(3,928.34)

Cash Flow Statement Annexed to the Balance Sheet for the period April 2002-March 2003

(Rs. in crore)

	Rs.	2002-2003 Rs.	Rs.	2001-2002 Rs.
C: CASH FLOW FROM FINANCING ACTIVITIES :				
Proceeds from Issue of Share Capital (net)		401.74		2.11
Redemption of Preference Share Capital		(400.00)		—
Proceeds from Long Term Borrowings		7,733.08		15,717.89
Repayment of Long Term Borrowings		(7,625.55)		(14,210.94)
Short Term Loans		579.31		(1,061.91)
Dividends Paid		(672.43)		(685.35)
Interest Paid		(1,696.43)		(1,739.02)
Net Cash used in Financing Activities		(1,680.28)		(1,977.22)
Net Increase/(Decrease) in Cash and Cash Equivalents		(1,613.50)		1,617.44
Opening Balance of Cash and Cash Equivalents	1,760.71		100.63	
On Amalgamation	—	1,760.71	42.64	143.27
Closing Balance of Cash and Cash Equivalents		147.21		1,760.71

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
Dated: 23rd April, 2003

For and on behalf of the Board

M.D. Ambani - Chairman & Managing Director
A.D. Ambani - Vice-Chairman & Managing Director
N.R. Meswani, **H.R. Meswani**, **H.S. Kohli** - Executive Directors
U. Mahesh Rao - Nominee Director
S. Venkitaramanan, **M.L. Bhakta**, **T. Ramesh U. Pai**, **Y.P. Trivedi**, **Dr. D.V. Kapur**, **M.P. Modi** - Directors
V.M. Ambani - Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

Auditors' Report on Consolidated Financial Statements

TO THE BOARD OF DIRECTORS
RELIANCE INDUSTRIES LIMITED

We have examined the attached Consolidated Balance Sheet of Reliance Industries Limited ("the Company") and its subsidiaries as at 31st March, 2003, and the Consolidated Profit and Loss Account for the year then ended annexed thereto and the Consolidated Cash Flow Statement for the period ended on that date. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of certain subsidiaries, whose financial statements reflect total assets (net) of Rs.16.99 crores as at 31st March, 2003 and total revenues of Rs.12.58 crores for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion , in so far as it relates to the amounts included in respect of these subsidiaries, is based solely on the report of the other auditors.

We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of the Company and its subsidiaries included in the consolidated financial statements.

On the basis of the information and explanations given to us and on the consideration of the separate audit reports on individual audited financial statements of the Company and its subsidiaries, we are of the opinion that the said consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India :

(a) in the case of the Consolidated Balance Sheet, of the consolidated state of affairs of the Company and its subsidiaries as at 31st March, 2003;

(b) in the case of the Consolidated Profit and Loss Account, of the consolidated results of operations of the Company and its subsidiaries for the year then ended and

(c) in the case of the Consolidated Cash Flow Statement, of the consolidated cash flows of the company and its subsidiaries for the year then ended.

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated: 23rd April, 2003

Consolidated Balance Sheet as at 31st March, 2003

(Rs. in crore)

	Schedule	As at 31st March, 2003 Rs.	As at 31st March, 2003 Rs.	As at 31st March, 2002 Rs.	As at 31st March, 2002 Rs.
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	'A'	1,395.92		1,053.56	
Equity Share Suspense		—		342.29	
Reserves and Surplus	'B'	29,139.79		26,580.91	
			30,535.71		27,976.76
Minority Interest			0.06		0.07
Deferred Tax Liability			2,684.88		2,060.83
Loan Funds					
Secured Loans	'C'	11,801.04		14,209.75	
Unsecured Loans	'D'	7,981.45		4,739.59	
			19,782.49		18,949.34
TOTAL			53,003.14		48,987.00
APPLICATION OF FUNDS					
Fixed Assets	'E'				
Gross Block		50,597.87		46,727.47	
Less: Depreciation		18,461.57		15,076.94	
Net Block		32,136.30		31,650.53	
Capital Work-in-Progress		2,010.63		1,533.31	
			34,146.93		33,183.84
Investments					
In Associates		6,009.79		3,263.04	
In Others		4,332.09		3,723.86	
			10,341.88		6,986.90
Current Assets, Loans and Advances					
Current Assets	'F'				
Inventories		7,510.41		4,974.07	
Sundry Debtors		2,978.11		2,725.54	
Cash and Bank Balances		150.12		1,763.56	
Other Current Assets		464.08		409.74	
		11,102.72		9,872.91	
Loans and Advances	'G'	8,398.93		6,590.99	
		19,501.65		16,463.90	
Less: **Current Liabilities and Provisions**	'H'				
Current Liabilities		9,558.59		6,499.90	
Provisions		1,475.92		1,210.63	
		11,034.51		7,710.53	
Net Current Assets			8,467.14		8,753.37
Miscellanous Expenditure (to the extent not written off or adjusted)			47.19		62.89
TOTAL			53,003.14		48,987.00
Significant Accounting Policies	'M'				
Notes on Accounts	'N'				

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants

D. Chaturvedi
Partner

For Rajendra & Co.
Chartered Accountants

R. J. Shah
Partner

Mumbai
Dated: 23rd April, 2003

For and on behalf of the Board

M.D. Ambani	Chairman & Managing Director
A.D. Ambani	Vice-Chairman & Managing Director
N.R. Meswani, **H.R. Meswani**, **H.S. Kohli**	Executive Directors
U. Mahesh Rao	Nominee Director
S. Venkitaramanan, **M.L. Bhakta**, **T. Ramesh U. Pai**, **Y.P. Trivedi**, **Dr. D.V. Kapur**, **M.P. Modi**	Directors
V.M. Ambani	Company Secretary

Consolidated Profit and Loss Account for the year ended 31st March, 2003

(Rs. in crore)

	Schedule	2002-2003 Rs.	2002-2003 Rs.	2001-2002 Rs.	2001-2002 Rs.
INCOME					
Turnover and Inter Divisional Transfers		65,073.72		57,126.48	
Less: Inter Divisional Transfers		14,965.63		11,715.69	
Turnover		50,108.09		45,410.79	
Less: Excise Duty Recovered on Sales		4,198.02		3,314.98	
Net Turnover			45,910.07		42,095.81
Other Income	'I'		806.48		831.79
Share in Associates			79.81		—
Variation in Stocks	'J'		2,435.49		(907.83)
			49,231.85		42,019.77
EXPENDITURE					
Purchases			3,420.75		1,697.84
Manufacturing and Other Expenses	'K'		36,541.77		31,624.59
Interest	'L'		1,558.48		1,827.97
Depreciation		3,453.17		3,435.84	
Less : Transferred from General Reserve [Refer Note 9(a), 9(b) and 9(c), Schedule 'N']		615.70		619.68	
			2,837.47		2,816.16
			44,358.47		37,966.56
Profit Before Tax and Extra Ordinary Income			4,873.38		4,053.21
Add : Extra Ordinary Income			—		411.70
Profit Before Tax			4,873.38		4,464.91
Provision for Current Taxation			246.07		190.03
Provision for Deferred Tax			624.00		996.01
Profit after Tax (before adjustment for Minority Interest)			4,003.31		3,278.87
Add : Share of Loss transferred to Minority			—		1.03
Profit after Tax (after adjustment for Minority Interest)			4,003.31		3,279.90
Add : Balance brought forward from last year			2,818.47		2,219.81
Dividend Adjustment on Consolidation			49.71		—
On Amalgamation			—		1,071.50
Deferred Tax liability for Earlier Years			—		(1,064.82)
Taxation for earlier years			—		1.19
Investment Allowance (Utilised) Reserve Written Back			—		122.07
Share in Associates			87.73		—
Amount Available For Appropriations			6,959.22		5,629.65
APPROPRIATIONS					
Capital Redemption Reserve		400.00		—	
Debenture Redemption Reserve		281.08		142.95	
Capital Reserve		—		4.95	
General Reserve		2,000.00		2,000.00	
Interim Dividend on Preference Shares (paid)		20.08		—	
Proposed Dividend on Equity Shares		698.19		663.28	
Tax on Dividend		89.46		—	
			3,488.81		2,811.18
Balance Carried to Balance Sheet			3,470.41		2,818.47
Basic and Diluted Earning per Share of Rs. 10 each (In Rupees)					
[Ref. Note 20, Schedule 'N']					
- Before extra ordinary items			28.53		20.66
- After extra ordinary items			28.53		23.62
Significant Accounting Policies	'M'				
Notes on Accounts	'N'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
Dated: 23rd April, 2003

For and on behalf of the Board

M.D. Ambani - Chairman & Managing Director
A.D. Ambani - Vice-Chairman & Managing Director
N.R. Meswani, **H.R. Meswani**, **H.S. Kohli** - Executive Directors
U. Mahesh Rao - Nominee Director
S. Venkitaramanan, **M.L. Bhakta**, **T. Ramesh U. Pai**, **Y.P. Trivedi**, **Dr. D.V. Kapur**, **M.P. Modi** - Directors
V.M. Ambani - Company Secretary

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'A'

(Rs. in crore)

SHARE CAPITAL		As at 31st March, 2003 Rs.	Rs.	As at 31st March, 2002 Rs.	Rs.
Authorised:					
250 00 00 000 (120 00 00 000)	Equity Shares of Rs. 10 each		**2,500.00**		1,200.00
50 00 00 000 (10 00 00 000)	Preference Shares of Rs. 10 each Preference shares of Rs. 100 each		**500.00**		1,000.00
			3,000.00		2,200.00
Issued, Subscribed and Paid up:					
139 63 77 536 (105 37 57 027)	Equity Shares of Rs. 10 each fully paid up	**1,396.38**		1,053.76	
	Less: Calls in arrears - by others	**0.46**		0.20	
			1,395.92		1,053.56
	TOTAL		**1,395.92**		1,053.56

Notes:

1. Of the above Equity Shares:

(a)	48 17 70 552 (48 17 70 552)	Shares were allotted as Bonus Shares by capitalisation of Share Premium and Reserves.
(b)	52 31 98 799 (18 05 78 290)	Shares were allotted pursuant to Schemes of Amalgamation without payments being received in cash and includes 10,46,60,154 Shares allotted to the Petroleum Trust, the sole beneficiary of which is Reliance Industrial Investments and Holdings Limited, a wholly owned subsidiary of the Company
(c)	33 04 27 345 (33 04 27 345)	Shares were allotted on conversion / surrender of Debentures and Bonds, conversion of Term Loans, exercise of warrants against Global Depository Shares and re-issue of forfeited equity shares.

2. The Company has reserved issuance of 5,26,87,851 Equity Shares of Rs. 10 each for offering to employees under Employees Stock Option Scheme (ESOP).

3. The Company during the year has issued and redeemed Preference Shares aggregating to Rs. 400.00 crore, at par.

4. The Authorised share capital has increased to Rs. 3,000 crore consisting of 250,00,00,000 equity shares of Rs. 10 each and 50,00,00,000 Preference Shares of Rs. 10 each in terms of the Scheme of Amalgamation sanctioned by order dated 7th June, 2002 of Hon'ble High Court of Bombay and the order dated 13th September, 2002 of the Hon'ble High Court of Gujarat.

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'B'

(Rs. in crore)

RESERVES AND SURPLUS	As at 31st March, 2003 Rs.	Rs.	As at 31st March, 2002 Rs.	Rs.
Revaluation Reserve				
As per last Balance Sheet	2,738.50		2,770.78	
Less: Deduction on retirement of Revalued Assets	2.69		32.28	
		2,735.81		2,738.50
Capital Reserve				
As per last Balance Sheet	291.28		285.68	
Add : On Amalgamation	—		0.65	
Add : Transferred from Profit and Loss Account	—		4.95	
		291.28		291.28
Capital Redemption Reserve				
As per last Balance Sheet	485.07		485.07	
Add : Transferred from Profit and Loss Account	400.00		—	
		885.07		485.07
Securities Premium Account				
As per last Balance Sheet	16,153.81		5,449.22	
Add : On Amalgamation	—		10,739.67	
	16,153.81		16,188.89	
Less: Premium on Redemption of Debentures/Bonds	180.79		35.08	
	15,973.02		16,153.81	
Less: Calls in arrears - by others	2.55		4.23	
		15,970.47		16,149.58
Debenture Redemption Reserve				
As per last Balance Sheet	1,125.58		852.46	
Add : On Amalgamation	—		130.17	
Add : Transferred from Profit and Loss Account	281.08		142.95	
		1,406.66		1,125.58
Investment Allowance (Utilised) Reserve				
As per last Balance Sheet	76.63		198.70	
Less: Transferred to Profit and Loss Account	—		122.07	
		76.63		76.63
Taxation Reserve				
As per last Balance Sheet		10.00		10.00
General Reserve				
As per last Balance Sheet	2,885.80		1,505.48	
Less: Transferred to Profit and Loss Account * [Refer Note 9(a), 9(b) and 9(c), Schedule 'N']	615.70		619.68	
	2,270.10		885.80	
Add : Transferred from Profit and Loss Account	2,000.00		2,000.00	
		4,270.10		2,885.80
Share in Reserves of Associates				
Revaluation Reserves	9.71		—	
Capital Reserves	13.65		—	
		23.36		—
Profit and Loss Account		3,470.41		2,818.47
TOTAL		29,139.79		26,580.91

* Cumulative amount transferred on account of Depreciation on Revaluation Rs. 2,417.99 crore (Previous Year Rs. 2,301.38 crore)

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'C'

(Rs. in crore)

SECURED LOANS	**As at 31st March, 2003 Rs.**	**Rs.**	As at 31st March, 2002 Rs.	Rs.
A) DEBENTURES				
1 Non-Convertible Debentures	10,037.08		8,551.58	
2 Deep Discount Debentures	644.70		637.20	
Less : Unamortised Discounts	96.64		154.32	
	548.06		482.88	
		10,585.14		9,034.46
B) TERM LOANS				
1. From Banks				
Foreign Currency Loans	—		4,289.07	
2. From Financial Institutions				
Rupee Loans	23.64		167.20	
		23.64		4,456.27
C) WORKING CAPITAL LOANS				
From Banks				
Rupee Loans		1192.26		719.02
TOTAL		11,801.04		14,209.75

Notes:

1. (a) Debentures referred to in A above to the extent of Rs. 4161.14 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties situated at Hazira, District Surat in the State of Gujarat and at Patalganga, District Raigad in the State of Maharashtra.

(b) Debentures referred to in A above to the extent of Rs. 992.25 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties situated at Patalganga, District Raigad in the State of Maharashtra and on the properties of petrochemicals complex situated at Jamnagar, in the State of Gujarat and on the movable properties situated at Hazira, District Surat, in the State of Gujarat.

(c) Debentures referred to in A above to the extent of Rs. 40.00 crore are secured by way of second and subservient charge, created on all the properties situated at Patalganga, District Raigad in the State of Maharashtra.

(d) Debentures referred to in A above to the extent of Rs. 4215.00 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties, both present and future, excluding book debts, office premises and certain other properties specifically excluded of the Refinery Division of the Company.

(e) Debentures referred to in A above to the extent of Rs. 1152.56 crore are to be secured by way of first mortgage / charge in favour of the Trustees on all the properties, both present and future, excluding book debts, office premises and certain other properties specifically excluded of the Refinery Division of the Company.

(f) Debentures referred to in 'A' (2) above, includes Rs.24.18 crore, secured by way of mortgage of residential property situated at Thane, in the State of Maharashtra and some of the Investments of the subsidiary of the Company, Reliance Industrial Investments and Holdings Limited.

(g) Debentures referred to in A above consisting of:

(1) 1.13% Debentures of Rs. 100 each, aggregating Rs. 145.00 crore are redeemable at par as follows: viz Rs. 45 crore on 11th October, 2009 and Rs. 100 crore on 17th November, 2009. (2) 14.08% Debentures of Rs. 33.33 each aggregating Rs. 29.17 crore are redeemable at par on the expiry of the seventh year from the date of allotment; i.e. 31st March, 2004. (3) 13.5% Debentures of Rs. 80,00,000 each, aggregating Rs. 40.00 crore are redeemable at par in two annual instalments on the expiry of the sixth and seventh year from the date of allotment; i.e. commencing from 15th September, 2003. (4) 12.25% Debentures of Rs. 66,66,667 each aggregating Rs. 216.67 crore, are redeemable at par in two annual instalments on the expiry of sixth and seventh year from the date of allotment; commencing from 1st January, 2004. (5) 12.5% Debentures of Rs. 1,00,00,000 each aggregating Rs. 110.00 crore are redeemable at par on the expiry of seventh year from the date of allotment i.e. 1st January, 2005. (6) 13.75% Debentures of Rs. 1,00,00,000 each aggregating Rs. 110.00 crore are redeemable at par on the expiry of the tenth year from the respective dates of allotment i.e. 1st January, 2008. (7) 13.75% Debentures of Rs. 1,00,00,000 each aggregating Rs. 80.00 crore are redeemable at par on the expiry of the tenth year from the respective dates of allotment, i.e. 1st January, 2008. (8) 14.75% Debentures of Rs. 1,00,00,000 each aggregating Rs. 166.00 crore are redeemable at par in three equal annual instalments, on expiry of eighth, ninth and tenth year from the respective dates of allotment; commencing from 13th February, 2006. (9) 14.25% Debentures of

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'C' (Contd.)

Rs. 1,00,00,000 each aggregating Rs. 200.00 crore are redeemable at par on the expiry of the tenth year from the date of allotment; i.e 27th May, 2008. (10) 15.03% Debentures of Rs. 1,00,00,000 each aggregating Rs. 150.00 crore are redeemable at par on the expiry of the tenth year from the date of allotment; i.e 12th June, 2008. (11) 15.03 % Debentures of Rs. 25,00,000 each aggregating Rs. 66.25 crore, which are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 25th June, 2008. (12) 14.25% Debentures of Rs. 1,00,00,000 each aggregating Rs. 150.00 crore are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 9th September, 2008. (13) 15.03% Debentures of Rs. 1,00,00,000 each aggregating Rs. 21.00 crore are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 27th September, 2008. (14) 15.03% Debentures of Rs. 1,00,00,000 each aggregating Rs. 100.00 crore are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 4th October, 2008. (15) 14.25% Debentures of Rs. 1,00,00,000 each aggregating Rs. 100.00 crore are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 26th November, 2008. (16) 15.03% Debentures of Rs. 1,00,00,000 each aggregating Rs. 25.00 crore are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 20th October, 2008. (17) 11.50 % Debentures of Rs. 1,00,00,000 each aggregating Rs. 195.00 crore are redeemable at par on the expiry of the fifty four months from the date of allotment; i.e. 12th November, 2003. (18) Deep Discount Debentures aggregating Rs. 521.31 crore are redeemable at par on the expiry of sixty months from the date of allotment; i.e. 1st June, 2004. (19) 12.70% Debentures of Rs. 1,00,00,000 each aggregating Rs. 100.00 crore are redeemable at par in 15th December, 2007. (20) 12.36% Debentures of Rs. 1,00,00,000 each aggregating Rs. 51.00 crore are redeemable at par on the expiry of fifth year from the respective dates of allotment; commencing from 24th August, 2004. (21) 12.35% Debentures of Rs. 1,00,00,000 each aggregating Rs. 45.00 crore are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 30th August, 2004. (22) Debentures of Rs. 50,00,000 each aggregating Rs. 92.00 crore carrying an interest rate linked to the interest rate as announced by CRISIL, which are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 10th February, 2005. (23) 10.85% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 crore are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 24th February, 2005. (24) 11.00% Debentures of Rs. 1,00,00,000 each aggregating Rs. 75.00 crore are redeemable at par on the expiry of third year from the date of allotment; i.e. 11th July, 2003. (25) 12.10% Debentures of Rs. 1,00,00,000 each aggregating Rs. 155.00 crore are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 15th September, 2005. (26) MIBOR Linked Debentures of Rs. 1,00,00,000 each aggregating Rs. 60.00 crore are redeemable at par on the expiry of third year from the date of allotment; i.e. 12th October, 2003. (27) 10.90% Debentures of Rs. 1,00,00,000 each aggregating Rs. 100.00 crore are redeemable at par on the expiry of third year from the date of allotment; i.e. 19th January, 2004. (28) 9.90% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 crore are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 15th June, 2006. (29) 9.90% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 crore are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 21st June, 2006. (30) 9.60% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 crore are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 22nd June, 2006. (31) 9.55% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 crore are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 11th July, 2006. (32) 9.60% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 crore are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 12th July, 2006. (33) 8.45% Debentures of Rs. 10,00,000 each aggregating Rs. 100.00 crore are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 29th March, 2007. (34) 8.25% Debentures of Rs. 10,00,000 each aggregating Rs. 140.00 crore are redeemable at par on the expiry of fourth year from the date of allotment; i.e. 20th May, 2006. (35) 8.70% Debentures of Rs. 10,00,000 each aggregating Rs. 100.00 crore are redeemable at par on the expiry of four years and ten months from the date of allotment; i.e. 19th April, 2007. (36) 9.25% Debentures of Rs. 10,00,000 each aggregating Rs. 1000.00 crore are redeemable at par in four equal annual instalments starting from the end of ninth year from the respective date of allotment; i.e. 17th June, 2011. (37) 8.65% Debentures of Rs. 10,00,000 each aggregating Rs. 100.00 crore are redeemable at par on the expiry of four years and eleven months from the date of allotment; i.e. 2nd May, 2007. (38) 8.65% Debentures of Rs. 10,00,000 each aggregating Rs. 100.00 crore are redeemable at par on the expiry of four years and eleven months from the date of allotment; i.e. 2nd June, 2007. (39) 8.00% Debentures of Rs. 10,00,000 each aggregating Rs. 100.00 crore are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 19th June, 2007. (40) Benchmark Rate plus 0.90% Debentures of Rs. 10,00,000 each aggregating Rs. 50.00 crore are redeemable at par on the expiry of four years and eleven months from the date of allotment; i.e. 9th July, 2007. (41) 7.70% Debentures of Rs. 10,00,000 each aggregating Rs. 100.00 crore are redeemable at par on the expiry of fourth year from the date of allotment; i.e. 7th August, 2006. (42) 6.20% Debentures of Rs. 10,00,000 each aggregating Rs. 450.00 crore are redeemable at par on the expiry of four years and eleven months from the date of allotment; i.e. 20th November, 2007. (43) 6.20% Debentures of Rs. 10,00,000 each aggregating Rs. 50.00 crore are redeemable at par on the expiry of four years and eleven months from the date of allotment; i.e. 20th November, 2007. (44) 6.45% Debentures of Rs. 10,00,000 each aggregating Rs. 400.00 crore are redeemable at par on the expiry of tenth year from the date of allotment; i.e. 20th December, 2012. (45) 6.50% Debentures of Rs. 10,00,000 each aggregating Rs.250.00 crore are redeemable at par on the expiry of tenth year from the date of allotment; i.e. 31st January, 2013. (46) Deep Discount Debentures of Rs. 10,00,000 each aggregating Rs. 1.31 crore are redeemable at par on the expiry of tenth year from the date of allotment; i.e. 31st January, 2013. (47) Deep Discount Debentures of Rs. 10,00,000 each aggregating Rs. 1.25 crore are redeemable at par on the expiry of twentieth year from the date of allotment; i.e. 31st January, 2023. (48) 13.5% Debentures of Rs.1,00,00,000 each aggregating Rs.150 crore are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 30th March 2005. (49) 13.5% Debentures of Rs.1,00,00,000 each aggregating Rs.190 crore are redeemable at par in 5 annual

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'C' (Contd.)

installments of 10%, 10%, 10%, 35% and 35% commencing from 31st March 2005. (50) 13% Debentures of Rs.1,00,00,000 each aggregating Rs.100 crore are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 15th June 2005. (51) 13% Debentures of Rs.1,00,00,000 each aggregating Rs.100 crore are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 28th June 2005. (52) 12.75% Debentures of Rs.1,00,00,000 aggregating 221 crore are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 10th August 2005. (53) 13.55% Debentures of Rs.1,00,00,000 each aggregating Rs.70 crore are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 12th August 2005. (54) 13% Debentures of Rs.1,00,00,000 each aggregating Rs.105 crore are redeemable at par in 17th September 2004. (55) 13.5% Debenture of Rs.1,00,00,000 is redeemable at par in 3 annual installments of 30%, 30% and 40% commencing from 17th September 2007. (56) 13.25% Debenture of Rs.1,00,00,000 is redeemable at par in 3 annual installments of 30%, 30% and 40% commencing from 17th September 2005. (57) 12.75% Debentures of Rs.1,00,00,000 aggregating 165 crore are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 17th September, 2005. (58) 13.5% Debenture of Rs.1,00,00,000 each aggregating Rs.145 crore are redeemable at par in 3 annual installments of 30%, 30% and 40% commencing from 20th September 2007. (59) 13.5% Debenture of Rs.1,00,00,000 each aggregating Rs.272 crore are redeemable at par in 3 annual installments of 30%, 30% and 40% commencing from 1st October, 2007. (60) 13.5% Debenture of Rs.1,00,00,000 each aggregating Rs.155 crore are redeemable at par in 3 annual installments of 30%, 30% and 40% commencing from 11th October, 2007. (61) 13.5% Debentures of Rs.1,00,00,000 each aggregating Rs.300 crore are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 29th September 2005. (62) 13.5% Debentures of Rs.25,00,000 each aggregating Rs.125 crore are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 25th October 2005. (63) 11.75% Debentures of Rs.1,00,00,000 each aggregating Rs.300 crore are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 30th May, 2006. (64) 12.25% Debentures of Rs.1,00,00,000 each aggregating Rs.200 crore are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 22nd August 2006. (65) 11.50% Debentures of Rs.1,00,00,000 each aggregating Rs.410 crore are redeemable at par in 6th February 2006. (66) 11.20% Debentures of Rs.1,00,00,000 each aggregating Rs.175 crore are redeemable at par in 24th February 2004. (67) 11.50% Debentures of Rs.1,00,00,000 each aggregating Rs.500 crore are redeemable at par in three equal annual installments commencing from 1st March 2006. (68) 11.30% Debentures of Rs.1,00,00,000 each aggregating Rs.50 crore are redeemable at par in 1st March 2006. (69) 11.15% Debentures of Rs.1,00,00,000 each aggregating Rs.45 crore are redeemable at par in 2nd May 2006. (70) 11.10% Debentures of Rs.1,00,00,000 each aggregating Rs.50 crore are redeemable at par in 30th April 2006. (71) 11.00% Debentures of Rs.1,00,00,000 each aggregating Rs.20 crore are redeemable at par in 9th May 2006. (72) 11.05% Debentures of Rs.1,00,00,000 each aggregating Rs.100 crore are redeemable at par in 9th May 2006. (73) 10.95% Debentures of Rs.1,00,00,000 each aggregating Rs.25 crore are redeemable at par in 15th May 2006. (74) 9.95% Debentures of Rs.1,00,00,000 each aggregating Rs.50 crore are redeemable at par in 8th June 2003. (75) 10.00% Debentures of Rs.1,00,00,000 each aggregating Rs.40 crore are redeemable at par in 15th June 2006. (76) 10.00% Debentures of Rs.1,00,00,000 each aggregating Rs.50 crore are redeemable at par in 20th June 2006. (77) 10.00% Debentures of Rs.1,00,00,000 each aggregating Rs.50 crore are redeemable at par in 10th July, 2006. (78) 9.90% Debentures of Rs.1,00,00,000 each aggregating Rs.50 crore are redeemable at par in 18th July 2006.

2. (a) Foreign currency loans to the extent of Rs.3561.38 crore, from Banks which was secured by first pari passu mortgage and charge on the immovable and movable properties, both present and future, excluding book debts, office premises and certain other properties specifically excluded of the refinery division of the Company, was converted during the year from secured borrowing into unsecured.

(b) Term Loan referred to in B(2) above is secured/to be secured only on the dwelling units constructed/to be constructed for the employees of the Company.

3. Working Capital Loans from Banks referred to in C above are secured by hypothecation of present and future stock of raw materials, stock-in-process, finished goods, stores and spares book debts, outstanding monies, receivable claims, etc. save and except receivable of Oil and Gas Division.

4. Debentures of Rs. 802.50 crore are redeemable at par within one year.

SCHEDULE 'D'

UNSECURED LOANS

(Rs. in crore)

	As at 31st March, 2003 Rs.	Rs.	As at 31st March, 2002 Rs.	Rs.
A. Long Term:				
i) From Banks	5,851.50		1,429.25	
ii) From Others	1,979.95		3,310.34	
		7,831.45		4,739.59
B. Short Term:				
From Banks		150.00		—
TOTAL		7,981.45		4,739.59

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'E'

FIXED ASSETS

(Rs. in crore)

Description	Gross Block				Depreciation				Net Block	
	As At 1-4-2002 Rs.	Additions/ Adjustments Rs.	Deductions/ Adjustments Rs.	As at 31-3-2003 Rs.	Upto 1-4-2002 Rs.	For the Year Rs.	Deductions/ Adjustments Rs.	Upto 31-3-2003 Rs.	As At 31-3-2003 Rs.	As At 31-3-2002 Rs.
OWN ASSETS:										
Leasehold Land	56.68	0.11	—	56.79	4.19	0.53	—	4.72	52.07	52.49
Freehold Land	159.74	70.77	0.01	230.50	—	—	—	—	230.50	159.74
Development Rights / Producing Properties	1,067.83	6.06	17.43	1,056.46	236.29	197.74	—	434.03	622.43	831.54
Buildings	2,514.20	211.25	1.05	2,724.40	503.31	124.99	0.19	628.11	2,096.29	2,010.89
Plant & Machinery	40,434.96	3,437.78	79.01	43,793.73	13,393.71	2,923.92	55.82	16,261.81	27,531.92	27,041.25
Electrical Installations	729.24	47.82	0.30	776.76	347.40	66.94	0.06	414.28	362.48	381.84
Equipments	546.89	141.91	1.66	687.14	167.07	47.66	0.62	214.11	473.03	379.82
Furniture & Fixtures	175.13	25.87	1.27	199.73	74.86	22.31	0.69	96.48	103.25	100.27
Vehicles	104.51	49.06	15.35	138.22	52.47	19.20	10.46	61.21	77.01	52.04
Ships	214.78	—	—	214.78	160.74	7.57	—	168.31	46.47	54.04
Aircrafts & Helicopters	46.92	—	—	46.92	29.93	2.75	—	32.68	14.24	16.99
Jetties	646.97	—	—	646.97	100.29	33.15	—	133.44	513.53	546.68
Sub-Total	46,697.85	3,990.63	116.08	50,572.40	15,070.26	3,446.76*	67.84	18,449.18	32,123.22	31,627.59
LEASED ASSETS:										
Plant & Machinery	19.64	0.78	4.93	15.49	5.02	4.42	0.70	8.74	6.75	14.62
Ships	9.98	—	—	9.98	1.66	1.99	—	3.65	6.33	8.32
Sub-Total	29.62	0.78	4.93	25.47	6.68	6.41	0.70	12.39	13.08	22.94
Total	46,727.47	3,991.41	121.01	50,597.87	15,076.94	3,453.17	68.54	18,461.57	32,136.30	31,650.53
Previous Year	25,356.42	21,648.57**	277.52	46,727.47	11,841.67	3,435.84	200.57	15,076.94	31,650.53	
Capital Work-in-Progress									2,010.63	1,533.31

NOTES:

a) Leasehold Land includes Rs. 0.21 crore in respect of which lease-deeds are pending execution.

b) Buildings include

i) Cost of shares in Co-operative Societies Rs. 0.01 crore (Previous Year Rs. 0.01 crore).

ii) Rs. 93.20 crore incurred towards purchase/acquisition of 1,94,819 Equity Shares of Re. 1 each of M/s. Mature Trading & Investments Pvt. Ltd. with a right of occupancy of certain area of a commercial premises.

c) Capital Work-in-Progress includes :

i) Rs. 76.47 crore on account of pre-operative expenses. (Previous Year Rs. 64.86 crore)

ii) Rs. 133.97 crore on account of cost of construction materials at site. (Previous Year Rs. 477.04 crore).

iii) Rs. 279.18 crore on account of advance against Capital Expenditure. (Previous Year Rs.197.62 crore).

d) Additions and Capital Work in Progress include Rs. 13.91 crore on account of exchange difference during the year. (Previous Year Rs. 294.29 crore).

e) The Ownership of Jetties vests with Gujarat Maritime Board. However, under an agreement with Gujarat Maritime Board, the company has been permitted to use the same at a concessional rate.

f) Gross Block includes Rs. 2,735.81 crore (Previous Year Rs. 2,738.50 crore) being the amount added on revaluation of Plant & Machinery as at 01-04-1997.

* Refer to Note 9(a), 9(b) & 9(c), Schedule 'N

** Includes fair value assets of Rs.19,352.22 crore added on amalgamation of Reliance Petroleum Limited based on valuer's report.

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'F'

(Rs. in crore)

CURRENT ASSETS	As at 31st March, 2003 Rs.	Rs.	As at 31st March, 2002 Rs.	Rs.
INVENTORIES				
Stores, Chemicals and Packing Materials	1,004.06		844.34	
Raw Materials	2,391.52		2,450.39	
Stock-in-Process	939.55		519.83	
Finished Goods/Traded Goods	3,175.28		1,159.51	
		7,510.41		4,974.07
SUNDRY DEBTORS (Unsecured) #				
Over six months				
Considered good	15.50		112.06	
Considered doubtful	113.23		108.47	
	128.73		220.53	
Less : Provision	113.23		108.47	
	15.50		112.06	
Others, considered good	2,962.61		2,613.48	
		2,978.11		2,725.54
CASH AND BANK BALANCES				
Cash on hand	3.04		1.49	
Balance with Banks				
In Current Accounts with Scheduled Banks	134.28		190.19	
In Fixed Deposit Accounts:				
With Scheduled Banks	12.80		1,571.88	
		150.12		1,763.56
OTHER CURRENT ASSETS				
Interest Accrued on Investments		464.08		409.74
TOTAL		11,102.72		9,872.91

\# Sundry Debtors include Rs. 10.26 crore (Previous Year Rs. 166.57 crore) from Reliance Communications Infrastructure Limited and Rs. 3.14 crore (Previous Year Rs. 0.10 crore) from Reliance Infocomm Limited, companies under the same management.

SCHEDULE 'G'

(Rs. in crore)

LOANS AND ADVANCES	As at 31st March, 2003 Rs.	As at 31st March, 2002 Rs.
UNSECURED - (CONSIDERED GOOD)		
Advances recoverable in cash or in kind or for value to be received	6,149.34	5,447.33
Deposits	2,058.92	999.51
Balance with Customs, Central Excise Authorities, etc.	190.67	144.15
TOTAL	8,398.93	6,590.99

Advances include:

(i) Rs 0.35 crore (Previous year Rs. 0.20 crore) to Officers of the Company (Maximum amount outstanding at any time during the year Rs. 0.37 crore).

(ii) Rs. 2.83 crore (Previous Year Rs 109.14 crore) towards Shares / Debentures Application money pending allotment.

(iii) Rs. Nil (Previous Year Rs. 2,213.00 crore) towards equity share application money pending allotment to Reliance Communications Infrastructure Limited (Maximum amount outstanding at any time during the year Rs. 2213.00 crore) and Rs. 888.00 crore (Previous Year Rs. Nil) towards Debenture application/Call Money pending allotment to Reliance Infocomm Limited (Maximum amount outstanding at any time during the year Rs.888 crore), companies under the same management.

(iv) Rs. 40.10 crore (Previous Year Rs. 42.29) receivable from Reliance Communication Infrastructure Limited (Maximum amount outstanding at any time during the year Rs.42.29 crore) and Rs. 15.53 crore (Previous Year Rs. 16.39 crore) receivable from Reliance Infocomm Limited (Maximum amount outstanding at any time during the year Rs. 16.39 crore), companies under the same management, towards net investment in finance Leases given.

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'H'

(Rs.in crore)

CURRENT LIABILITIES AND PROVISIONS	As at 31st March, 2003 Rs.	Rs.	As at 31st March, 2002 Rs.	Rs.
CURRENT LIABILITIES				
Sundry Creditors - Small scale Industries	2.69		1.46	
- Others	9,070.59 *		6,049.51	
Liability for Leased assets	13.99		24.70	
Unpaid dividend	45.93**		35.00	
Unpaid matured debentures	45.23**		***	
Unpaid Call Money	0.01**		***	
Interest accrued on above	1.83**		***	
Interest accrued but not due on loans	378.32		389.23	
		9,558.59		6,499.90
PROVISIONS				
Provision for Wealth Tax	30.16		24.16	
Provision for Income Tax	571.07		486.88	
Provision for Gratuity, Superannuation and Leave Encashment	87.04		36.31	
Proposed Dividend	698.19		663.28	
Tax on Dividend	89.46		—	
		1,475.92		1,210.63
TOTAL		11,034.51		7,710.53

* Includes for capital expenditure Rs. 717.48 crore. (Previous Year Rs. 176.16 crore)

** These figures do not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund.

*** Figures for previous year have not been disclosed as the disclosure requirement came into force with effect from 13th November 2002.

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE 'I'

(Rs. in crore)

OTHER INCOME	2002-2003 Rs.	Rs.	2001-2002 Rs.	Rs.
Dividends :				
From Current Investments	0.11		0.07	
From Long Term Investments	92.69		96.55	
[Tax Deducted at source Rs.14.37 crore; (Previous Year Rs. Nil)]				
		92.80		96.62
Interest Received :				
From Current Investments	147.14		5.08	
From Long Term Investments	209.22		287.85	
From Others	163.58		225.25	
[Tax Deducted at source Rs. 79.16 crore; (Previous Year Rs. 56.53 crore)]				
		519.94		518.18
Profit/(Loss) on Sale of Long Term Investments (net)	0.66		(4.24)	
Profit/(Loss) on Sale of Current Investments (net)	36.31		38.78	
		36.97		34.54
Profit on Sale of Fixed Assets		2.52		4.17
Discount on Buyback of Bonds/Redemption of Debentures		—		4.95
Miscellaneous Income		154.25		173.33
TOTAL		806.48		831.79

SCHEDULE 'J'

(Rs. in crore)

VARIATION IN STOCKS	2002-2003 Rs.	Rs.	2001-2002 Rs.	Rs.
STOCK-IN-TRADE (at close)				
Finished goods/Traded goods	3,242.09		1,159.51	
Stock-in-process	872.74		519.83	
		4,114.83		1,679.34
STOCK-IN-TRADE (at commencement)				
Finished goods	1,159.51		1,023.43	
Stock-in-process	519.83		177.74	
	1,679.34		1,201.17	
Add : On Amalgamation				
Finished goods	—		603.60	
Stock-in-process	—		782.40	
	—		1,386.00	
		1,679.34		2,587.17
TOTAL		2,435.49		(907.83)

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE 'K'

(Rs. in crore)

MANUFACTURING AND OTHER EXPENSES	2002-2003 Rs.	Rs.	2001-2002 Rs.	Rs.
RAW MATERIALS CONSUMED		**30,856.93**		26,489.41
MANUFACTURING EXPENSES				
Stores, Chemicals and Packing Materials	**1,135.34**		1,120.41	
Electric Power, Fuel and Water	**719.40**		739.66	
Machinery Repairs	**106.01**		102.23	
Building Repairs	**30.60**		28.35	
Labour, Processing and Machinery Hire Charges	**146.35**		146.20	
Excise Duty provided on stocks	**193.60**		(33.04)	
Lease Rent	**15.80**		47.91	
Exchange Differences (Net)	**(176.56)**		123.47	
		2,170.54		2,275.19
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES (including Managerial Remuneration)				
Salaries, Wages and Bonus	**475.55**		440.56	
Contribution to Provident Fund, Gratuity Fund, Superannuation Fund, Employee's State Insurance Scheme, Pension Scheme, Labour Welfare Fund etc.	**99.11**		57.16	
Employee's Welfare and other amenities	**86.17**		71.73	
		660.83		569.45
SALES AND DISTRIBUTION EXPENSES				
Samples, Sales Promotion and Advertisement Expenses	**159.98**		23.86	
Brokerage, Discount and Commission	**141.97**		122.42	
Warehousing and Distribution Expenses	**944.87**		960.78	
Sales Tax including defeased	**476.19**		218.94	
Provision for Doubtful Debts (net)	**4.76**		51.67	
		1,727.77		1,372.67
ESTABLISHMENT EXPENSES				
Insurance	**223.34**		120.62	
Rent	**124.70**		20.43	
Rates and Taxes	**123.17**		101.88	
Other Repairs	**71.99**		62.71	
Travelling Expenses	**58.14**		46.36	
Payment to Auditors	**4.70**		3.69	
Professional Fees	**189.48**		199.19	
Loss on Sale / Discarding of Assets	**23.67**		18.27	
General Expenses	**262.47**		310.46	
Wealth Tax	**6.00**		6.00	
Charity and Donations	**42.33**		30.07	
		1,129.99		919.68
		36,546.06		31,626.40
Less : Preoperative Expenses of Projects Under Commissioning (net)		**4.29**		1.81
TOTAL		**36,541.77**		31,624.59

SCHEDULE 'L'

(Rs. in crore)

INTEREST	2002-2003 Rs.	2001-2002 Rs.
Debentures	**1,276.04**	1,380.52
Fixed Loans	**196.60**	299.12
Others	**85.84**	148.33
TOTAL	**1,558.48**	1,827.97

Notes on Consolidated Accounts

SCHEDULE 'M'

SIGNIFICANT ACCOUNTING POLICIES TO THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

1. **Principles of consolidation**

   The consolidated financial statements relate to Reliance Industries Limited ('the Company') and its subsidiary companies. The consolidated financial statements have been prepared on the following basis:

   (i) The financial statements of the Company and its subsidiary companies are combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating intra-group balances and intra-group transactions resulting in unrealised profits or losses in accordance with Accounting Standard (AS) 21 - "Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India.

   (ii) In case of foreign subsidiaries, revenue items are consolidated at the average rate prevailing during the year. All assets and liabilities are converted at rates prevailing at the end of the year. Any exchange difference arising on consolidation is recognised in the profit and loss account except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

   (iii) The difference between the cost of investment in the subsidiaries, over the net assets at the time of acquisition of shares in the subsidiaries is recognised in the financial statements as Goodwill or Capital Reserve as the case may be.

   (iv) The difference between the proceeds from disposal of investment in a subsidiary and the carrying amount of its assets less liabilities as of the date of disposal is recognised in the consolidated statement of Profit and Loss account as the profit or loss on disposal of investment in subsidiary.

   (v) Minority Interest's share of net profit of consolidated subsidiaries for the year is identified and adjusted against the income of the group in order to arrive at the net income attributable to shareholders of the company.

   (vi) Minority Interest's share of net assets of consolidated subsidiaries is identified and presented in the consolidated balance sheet separate from liabilities and the equity of the company's shareholders.

   (vii) In case of associates where the company directly or indirectly through subsidiaries holds more than 20% of equity, Investments in associates are accounted for using equity method in accordance with Accounting Standard (AS) 23 - "Accounting for investments in associates in consolidated financial statements" issued by the Institute of Chartered Accountants of India.

   (viii) The Company accounts for its share in the change in the net assets of the associates, post acquisition, after eliminating unrealised profits and losses resulting from transactions between the Company and its associates to the extent of its share, through its profit and loss account to the extent such change is attributable to the associates' profit and loss account and through its reserves for the balance, based on available information.

   (ix) The difference between the cost of investment in the associates and the share of net assets at the time of acquisition of shares in the associates is identified in the financial statements as Goodwill or Capital Reserve as the case may be.

   (x) As far as possible, the consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances and are presented in the same manner as the Company's separate financial statements.

2. Investments other than in subsidiaries and associates have been accounted as per Accounting Standard 13 on Accounting for Investments.

3. Other significant accounting policies

   These are set out under "Significant Accounting Policies" as given in the Unconsolidated Financial Statements of Reliance Industries Limited and its subsidiaries.

Notes on Consolidated Accounts

SCHEDULE 'N'

NOTES ON ACCOUNTS TO CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT:

1. The subsidiary companies considered in the consolidated financial statements are :

Name of the subsidiaries	Country of incorporation	Proportion of ownership interest
Reliance Industrial Investments and Holdings Limited	India	100%
Reliance Power Ventures Limited	India	100%
Reliance Ventures Limited	India	100%
Reliance Strategic Investments Limited	India	100%
Reliance Infocom Inc.	U.S.A.	100%
Reliance Technologies LLC	U.S.A.	90%
Reliance Infocom BV	Netherlands	100%
Reliance Communications Inc.	U.S.A	100%
Reliance Communications (UK) Ltd.	U.K.	100%
Gas Transportation and Infrastructure Company Limited	India	-
Reliance LNG Limited	India	90%

2. The significant associate companies considered in the consolidated financial statements are

Name of the associate companies	Country of incorporation	Proportion of ownership interest
Reliance Capital Limited	India	46.71 %
Reliance Industrial Infrastructure Limited	India	46.23 %
BSES Limited	India	49.53 %
Reliance Communications Infrastructure Limited*	India	45.00 %
Reliance Telecom Limited*	India	25.60 %
Reliance General Insurance Company Limited	India	25.00 %
Reliance Life Insurance Company Limited	India	25.00 %
Reliance Europe Limited*	U.K.	50.00 %
Reliance Petroinvestments Limited	India	50.00 %
Reliance Salgaocar Power Company Limited	India	50.00 %

* Accounted for based on unaudited financial results.

3. The carrying amount of investments includes goodwill (net of Capital Reserve) arising on acquisition of the associates of Rs. 456.53 crore.

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

4. Investments in subsidiaries disposed off during the year namely Vimal Fabrics Limited and Reliance Petroinvestments Limited have not been included in preparation of the consolidated financial statements.

5. The financial statements of Reliance Infocom Inc., and Reliance Technologies LLC, Reliance Communications Inc have been prepared under US GAAP and Reliance Communications (UK) Ltd has been prepared under UK GAAP and Reliance Infocom BV has been prepared under Netherlands GAAP. The differences in accounting policies between the company and its subsidiaries are not material.

6. As required by Accounting Standard (AS-23) on Accounting for Investments in Associates in Consolidated Financial Statements issued by the Institute of Chartered Accountants of India, the carrying amount of investments in Associates at the beginning of the year have been restated by applying "Equity Method" of accounting from the date of acquisition of the associates and corresponding adjustment has been made to the retained earnings at the beginning of the year after eliminating unrealised profits, if any.

7. As this is the first year of adoption of Accounting Standard (AS 23) on Accounting for Investments in Associates in Consolidated Financial Statements issued by the Institute of Chartered Accountants of India, figures for the previous year are therefore not comparable to that extent.

8. Turnover includes Income from Services of Rs 364.56 crore (Previous Year Rs. 336.91 crore).

9 (a) The company has changed the method of depreciation from straight line method to written down value method, with effect from 1-4-2002 for Polypropylene and Petrochemicals Support services situated at Jamnagar, to provide for timely replacement.

In compliance with the Accounting Standards (AS-6), issued by the Institute of Chartered Accountants of India, depreciation has been recomputed from the date of commissioning of these assets at WDV rates applicable to those years. Consequent to this there has been an additional charge for depreciation during the year of Rs. 384.93 crore due to the said change which relates to the previous year and an equivalent amount has been withdrawn from the General Reserve and credited to Profit and Loss Account.

Had there been no change in the method of depreciation, the charge for the year would have been lower by Rs. 96.72 crore excluding the charge relating to the previous years.

Consequently, the Net Block of Fixed Assets and Reserves and Surplus are lower by Rs. 481.65 crore.

(b) The Gross Block of Fixed Assets include Rs. 2735.81 crore (Previous Year Rs 2738.50 crore) on account of revaluation of Fixed Assets carried out in the past. Consequent to the said revaluation there is an additional charge of depreciation of Rs. 116.61 crore (Previous Year Rs. 169.52 crore) and an equivalent amount has been withdrawn from General Reserve and credited to the Profit and Loss Account.

(c) The company has changed the method of depreciation on development rights and producing properties with effect from 1-4-2002 by adoption of Full Cost Method given in the Guidance Note on Accounting for Oil and Gas producing activities issued by the Institute of Chartered Accountants of India. In the past, depreciation was provided without considering undeveloped proved reserves and the estimated future expenditure on its development.

In compliance with the Guidance Note, depreciation has been recomputed with retrospective effect.

Consequently, there has been an additional charge of depreciation during the year of Rs.114.16 crore, which relates to the period upto 31st March, 2002 and an equivalent amount has been withdrawn from General Reserve and credited to the Profit and Loss Account.

The depreciation charge for the current year is higher by Rs.24.52 crore and the Net Block and Reserves and Surplus are lower by Rs.138.68 crore.

10. The expenditure on account of exchange difference on outstanding forward exchange contracts to be recognised in the Profit and Loss account of subsequent accounting period aggregate to Rs. Nil. (Previous year Rs 133.61 crore).

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

11. Managerial Remuneration:

(Rs in crore)

		2002-03	2001-02
i)	Salaries	**1.81**	2.35
ii)	Perquisites	**1.62**	2.04
iii)	Sitting Fees	**-**	0.03
iv)	Commission	**29.86**	30.12
v)	Leave Salary/Encashment	**1.55**	—
vi)	Contribution to Provident Fund and Superannuation Fund	**0.43**	0.59
vii)	Provision for gratuity	**0.08**	0.45
		35.37	35.58

12. A sum of Rs. 3.73 crore (net credit) (Previous Year Rs. 7.07 crore (net debit)) is adjusted to general expenses representing Net Prior Period Items.

13. (a) Fixed assets taken on finance lease prior to April 1, 2001, amount to Rs.250.72 crore. (Previous year Rs. 330.23 crore). Future obligations towards lease rentals under the lease agreements as on 31st March 2003 amount to Rs.21.50 crore. (Previous year Rs. 97.13 crore)

(Rs. in crore)

	2002-03	2001-02
Within one year	**9.27**	27.52
Later than one year and not later than five years	**10.54**	67.05
Later than five years	**1.69**	2.56
TOTAL	**21.50**	97.13

(b) The Company has acquired certain items of Plant and Machinery and Ships on finance lease after April 1, 2001, amounting to Rs. 25.47 crore (Previous Year Rs 29.62 crore). The minimum lease rentals outstanding as of 31st March 2003 in respect of these assets are as follows:

(Rs. in crore)

Due	Total Minimum Lease Payments outstanding as on 31.03.2003		Future Interest on outstandings		Present Value of Minimum Lease Payments	
	2002-03	2001-02	**2002-03**	2001-02	**2002-03**	2001-02
Within one year	**7.71**	8.93	**0.36**	0.51	**7.35**	8.42
Later than one year and not later than five years	**6.89**	18.69	**0.25**	2.60	**6.64**	16.09
Later than five years	**0.00**	0.37	**0.00**	0.18	**0.00**	0.19
Total	**14.60**	27.99	**0.61**	3.29	**13.99**	24.70

(c) General Description of Lease terms:
(i) *Lease rentals are charged on the basis of agreed terms.*
(ii) Assets are taken on lease over a period of 3 to 15 years.

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

14. a) (i) Assets given on finance lease on or after 1st April 2001

(Rs. in crore)

Particulars	Total		Not later than one year		Later than one year and not later than five years		Later than five years	
	2002-03	2001-02	**2002-03**	2001-02	**2002-03**	2001-02	**2002-03**	2001-02
Gross Investment	**101.56**	112.93	**11.37**	11.37	**45.49**	45.49	**44.70**	56.07
Less: Unearned Finance Income	**45.93**	54.25	**7.89**	8.32	**25.88**	28.32	**12.16**	17.61
Present Value of Minimum Lease Rental	**55.63**	58.68	**3.48**	3.05	**19.61**	17.17	**32.54**	38.46

(ii) General Description of Lease terms:

- Lease rentals are charged on the basis of agreed rate of interest.
- Assets are given on lease for a period of 10 years.

(b) (i) Plant and Machinery given on operating lease during the year amounts to Rs.25.47 crore (Previous Year Rs. Nil).

(ii) Depreciation on Assets given on operating lease Rs.3.53 crore (Previous Year Rs. Nil).

(iii) Future lease rentals receivable within a period of one year for such assets are Rs.7.94 crore (Previous Year Rs. Nil)

(c) Miscellaneous income includes income from lease of Rs.11.05 crore (Previous Year Rs. 0.59 crore).

15. The deferred tax liability as at 31st March 2003 comprise of the following:

(Rs. in crore)

		As at 31st March,2003		As at 31st March,2002
a. Deferred Tax Liability				
(i) Related to fixed assets		**2,956.00**		2,289.71
b. Deferred Tax Assets				
(i) Disallowance under the Income Tax Act 1961	**229.43**		188.90	
(ii) Provision for doubtful debts	**41.69**		39.98	
		271.12		228.88
c. Provision for deferred tax (net)		**2,684.88**		2,060.83

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

16. **Segment Information:**

The company has identified three reportable segments viz. Petrochemicals, Refining and others. Segments have been identified and reported taking into account nature of products and services, the differing risks and returns and the internal business reporting systems. The accounting policies adopted for segment reporting are in line with the accounting policy of the company with following additional policies for segment reporting.

(a) Revenue and expenses have been identified to a segment on the basis of relationship to operating activities of the segment. Revenue and expenses which relate to enterprise as a whole and are not allocable to a segment on reasonable basis have been disclosed as "Unallocable".

(b) Segment assets and segment liabilities represent assets and liabilities in respective segments. Investments, tax related assets and other assets and liabilities that cannot be allocated to a segment on reasonable basis have been disclosed as "Unallocable".

(i) **Primary Segment Information :**

(Rs. in crore)

	Particulars	Petrochemicals		Refining		Others		Unallocable		Sub-Total		Eliminations		Total	
		2002-2003	2001-2002	2002-2003	2001-2002	2002-2003	2001-2002	2002-2003	2001-2002	2002-2003	2001-2002	2002-2003	2001-2002	2002-2003	2001-2002
1	**Segment Revenue**														
	External Turnover	21,791.01	18,129.33	26,884.20	25,953.45	1,432.88	1,328.01	—	—	50,108.09	45,410.79	—	—	50,108.09	45,410.79
	Intra Segment Turnover	7,399.38	6,444.93	—	—	41.33	40.82	—	—	7,440.71	6,485.75	(7,440.71)	(6,485.75)	—	—
	Inter Segment Turnover	—	19.32	7,524.92	5,210.62	—	—	—	—	7,524.92	5,229.94	(7,524.92)	(5,229.94)	—	—
	Gross Turnover	29,190.39	24,593.58	34,409.12	31,184.07	1,474.21	1,368.83	—	—	65,073.72	57,126.48	(14,965.63)	(11,715.69)	50,108.09	45,410.79
	Less Excise duty recovered	*1,834.63*	*2,216.95*	*2,243.80*	*1,073.03*	*119.59*	*25.00*	—	—	*4,198.02*	*3,314.98*	—	—	*4,198.02*	*3,314.98*
	Net Turnover	27,355.76	22,376.63	32,165.32	30,091.04	1,354.62	1,343.83	—	—	60,875.70	53,811.50	(14,965.63)	(11,715.69)	45,910.07	42,095.81
2	Segment Result before Interest, Extra ordinary Items and Taxes	2,928.80	2,482.99	2,344.01	2,127.82	598.30	796.62	40.81	(44.43)	5,911.92	5,363.00	—	—	5,911.91	5,383.00
	Less: Interest Expense	—	—	—	—	—	—	1,558.48	1,827.97	1,558.48	1,827.97	—	—	1,558.48	1,827.97
	Add: Interest Income	—	—	—	—	—	—	519.94	518.18	519.94	518.18	—	—	519.94	518.18
	Profit before Extra ordinary items and Taxes	2,928.80	2,482.99	2,344.01	2,127.82	598.30	796.62	(997.73)	(1,354.22)	4,873.38	4,053.21	—	—	4,873.38	4,053.21
	Extraordinary income		—		—		—		411.70		411.70	—	—	—	411.70
	Profit Before Tax	2,928.80	2,482.99	2,344.01	2,127.82	598.30	796.62	(997.73)	(942.52)	4,873.38	4,464.91	—	—	4,873.38	4,464.91
	Current Tax							246.07	190.03	246.07	190.03	—	—	246.07	190.03
	Deferred Tax							624.00	996.01	624.00	996.01	—	—	624.00	996.01
	Net Profit after Tax									4,003.31	3,278.87			4,003.31	3,278.87
3	**Other Information**														
	Segment Assets	14,975.72	15,704.09	27,694.80	24,801.15	4,130.62	2,323.26	17,189.32	13,869.03	63,990.46	56,697.53	—	—	63,990.46	56,697.53
	Segment Liabilities	2,530.83	1,433.18	4,029.04	3,375.91	685.68	419.94	3,788.96	2,481.50	11,034.51	7,710.53	—	—	11,034.51	7,710.53
	Capital Expenditure	1,181.68	1,004.33	2,416.52	591.28	870.52	63.24	—	0.03	4,468.72	1,658.88	—	—	4,468.72	1,658.88
	Depreciation	1,581.08	1,609.46	1,046.46	1,052.88	125.46	76.87	84.47	76.95	2,837.47	2,816.16	—	—	2,837.47	2,816.16
	Non Cash Expenses other than depreciation							92.96	51.67	92.96	51.67			92.96	51.67

a) As per Accounting Standard on Segment Reporting (AS-17), issued by the Institute of Chartered Accountant of India, the Company has reported segments information on consolidated basis including businesses conducted through its subsidiaries.

b) The reportable Segments are further described below:

— The petrochemicals segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

— The refining segment includes production and marketing operations of the Petroleum refinery.

— The businesses, which were not reportable segments during the year, have been grouped under the "Others" segment. This mainly comprises of :

- Oil and Gas • Textile
- Infocom business conducted through subsidiaries viz. Reliance Infocom Inc., Reliance Infocom B.V. and Reliance Technologies LLC.

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

(ii) **Secondary Segment Information :**

(Rs. in crore)

	2002-2003	2001-2002
1. Segment Revenue - External Turnover		
- Within India	39,256.15	34,441.92
- Outside India	10,851.94	10,968.87
Total Revenue	50,108.09	45,410.79
2. Segment Assets		
- Within India	62,669.74	55,421.54
- Outside India	1,320.72	1,275.99
Total Assets	63,990.46	56,697.53
3. Segment Liability		
- Within India	11,031.97	7,707.70
- Outside India	2.54	2.83
Total Liability	11,034.51	7,710.53
4. Capital Expenditure		
- Within India	4,468.73	1,658.85
- Outside India	—	0.03
Total Expenditure	4,468.73	1,658.88

17. (a) Disclosure of the Company's Interest in Oil and Gas Joint Ventures:

Sr No	Name of the Fields in the Joint Ventures	% Interest	Sr No	Name of the Fields in the Joint Ventures	% Interest
1	Panna Mukta	30%	18	GK-OSJ-3	60%
2	Tapti	30%	19	GK-OSJ-1	50%
3	GK-OSN-97/1	90%	20	GK-OS-5	40%
4	NEC-OSN-97/2	90%	21	KG-ON-1	40%
5	KK-OSN-97/2	90%	22	GK-ON-90/2	40%
6	MB-OSN-97/3	90%	23	CB-ON/1	40%
7	KG-OSN-97/4	90%	24	AS-ONN-2000/1	90%
8	MB-OSN-97/2	90%	25	KG-DWN-2001/1	90%
9	KG-OSN-97/3	90%	26	CY-DWN-2001/2	90%
10	KG-OSN-97/2	90%	27	KK-DWN-2001/1	90%
11	SR-OSN-97/1	90%	28	CY-PR-DWN-2001/3	90%
12	KG-DWN-98/1	90%	29	KK-DWN-2001/2	90%
13	KG-DWN-98/3	90%	30	PR-DWN-2001/1	90%
14	MN-DWN-98/2	90%	31	CY-PR-DWN-2001/4	90%
15	GS-OSN-2000/1	90%	32	KG-OSN-2001/2	90%
16	KKD-DWN-2000/1	90%	33	KG-OSN-2001/2	90%
17	KKD-DWN-2000/3	90%	34	Yemen	17%

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

17. (b) Net Quantities of an enterprise's interest in proved reserves and proved developed reserves:

Oil:	**Proved Reserves (Million MT)**	**Proved Developed Reserves (Million MT)**
Beginning of the year 2002-03	5.34	4.39
Additions	Nil	Nil
Deletions	Nil	Nil
Production	0.37	0.37
Closing balance for the year 2002-03	4.97	4.02

Gas:	**Proved Reserves (Million M^3)**	**Proved Developed Reserves (Million M^3)**
Beginning of the year 2002-03	23,268	14,076
Additions	60,399	Nil
Deletions	Nil	Nil
Production	943	943
Closing balance for the year 2002-03	82,724	13,133

All the above quantities of Oil and Gas reserves are within India.

18. Miscellaneous expenditure (to the extent not written off or adjusted) of Rs 47.15 crore (Previous Year 62.86 crore) represents un-amortised portion of amount disbursed on account of employee separation scheme announced in Naroda during the year 2001-02.

19. **PROJECT DEVELOPMENT EXPENDITURE**

(in respect of Projects upto 31st March 2003, included under Capital work in progress)

(Rs. in crore)

		2002-03		2001-02	
	Opening Balance		**64.86**		6.52
Add:	On Amalgamation		**—**		83.84
	Project Development Expenditure transferred from Profit and Loss Account	**4.29**		1.81	
	Interest Capitalised	**84.85**	**89.14**	67.49	69.30
			154.00		159.66
Less	Project Development Expenses Capitalised during the year		**77.24**		94.80
	Closing Balance		**76.76**		64.86

20. **EARNINGS PER SHARE (EPS)**

		2002-03	2001-02
a)	Net profit available for equity shareholder (Rs. crore) (Numerator used for calculation)	**3,983.31**	3,279.90
b)	Weighted Average number of equity shares used as denominator for calculating EPS	**139,63,77,536**	138,83,25,291
c)	Basic and Diluted Earnings per share of Rs.10 each (Rs.):		
	i) before Extraordinary Items	**28.53**	20.66
	ii) after Extraordinary Items	**28.53**	23.62

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

21. **Additional Information**

	As at 31st March 2003	As at 31st March 2002
		(Rs. in crore)
(A) Estimated amount of contracts remaining to be executed on Capital accounts and not provided for:		
(i) In respect of joint ventures	**399.20**	254.68
(ii) In respect of others	**1,958.82**	199.98
(B) Uncalled liability on partly paid Shares/ Warrant Equity Shares	**0.41**	0.41
(C) Contingent Liabilities		
(i) Outstanding guarantees furnished to Banks and Financial Institutions including in respect of Letters of credit		
(a) In respect of joint ventures	**—**	—
(b) In respect of others	**207.62**	235.50
(ii) Guarantees to Banks and Financial Institutions against credit facilities extended to third parties		
(a) In respect of joint ventures	**—**	—
(b) In respect of others	**455.26**	624.40
(iii) Liability in respect of bills discounted with Banks		
(a) In respect of joint ventures	**—**	—
(b) In respect of others (including third party bills discounting)	**502.03**	19.19
(iv) Claims against the Company / disputed liabilities not acknowledged as debts		
(a) In respect of joint ventures	**133.10**	112.86
(b) In respect of others	**261.03**	244.46
(v) Performance Guarantees		
(a) In respect of joint ventures	**166.21**	—
(b) In respect of others	**4,936.56**	3,548.77
(vi) Sales tax deferral liability assigned	**3,700.71**	2,511.71

(D) The Income-Tax assessments of the Company have been completed up to Assessment Year 2000-2001. The disputed demand outstanding up to the said Assessment Year is Rs. 307.97 crore. Based on the decisions of the Appellate authorities and the interpretations of other relevant provisions, the Company has been legally advised that the demand is likely to be either deleted or substantially reduced and hence the reserves created in the past would be adequate enough to meet the liabilities, if any, in respect of disputed matters which are pending in appeals.

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

22. Related Party Disclosures:

(i) List of Related Parties with whom transactions have taken place and Relationships :

Sr. No.	Name of the Related Party	Relationship
1.	Reliance Life Insurance Company Limited	Associate Companies and Joint Ventures
2.	Reliance General Insurance Company Limited	
3.	Reliance Capital Limited	
4.	BSES Limited (Subsidiary from 17th March, 2003 to 29th March, 2003)	
5.	Reliance Infocomm Limited	
6.	Reliance Communications Infrastructure Limited	
7.	Reliance Telecom Limited	
8.	Reliance Industrial Infrastructure Limited	
9.	Reliance Europe Limited	
10.	Reliance Petroinvestments Limited (Subsidiary upto 17th April, 2002)	
11.	Reliance Rubber and Chemicals Private Limited	
12.	Indian Petrochemicals Corporation Limited	
13.	Reliance Salgaocar Power Company Limited	
14.	Reliance Enterprises Limited	
15.	Reliance Global Trading Private Limited	
16.	Reliance Utilities and Power Limited	
17.	Reliance Ports and Terminals Limited	
18.	Unincorporated Oil and Gas Joint Ventures	
19.	Late Sh. Dhirubhai H Ambani	Key Management Personnel
20.	Sh. Mukesh D Ambani	
21.	Sh. Anil D Ambani	
22.	Sh. Nikhil R Meswani	
23.	Sh. Hital R Meswani	
24.	Sh. H S Kohli	
25.	Smt K D Ambani	Relatives of Key Management Personnel
26.	Sh R H Ambani	
27.	Dhirubhai Ambani Foundation	Others
28.	Jamnaben Hirachand Ambani Foundation	
29.	Hirachand Govardhandas Ambani Public Charitable Trust	

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

(ii) Transactions during the year with related parties:

(Rs. in crore)

Sr. No.	Nature of Transaction (Excluding Reimbursements)	Associates	Key Management Personnel	Relatives of Key Management Personnel	Others	Total
A)	**Loans**					
	Balance as at 1st April, 2002	10.00				10.00
	Taken during the year	1,710.52				1,710.52
		(31.40)				(31.40)
	Repaid during the year	563.90				563.90
		(65.59)				(65.59)
	Balance as at 31st March, 2003	222.12				222.12
		(10.00)				(10.00)
B)	**Fixed Assets/ Capital Work in Progress**					
	Balance of Assets taken on Lease as at 1st April, 2002	207.43				207.43
	Assets taken on Lease during the year	0.78				0.78
		(29.62)				(29.62)
	Balance of Assets taken on Lease as at 31st March, 2003	123.73				123.73
		(207.43)				(207.43)
	Assets given on Lease during the year	58.88				58.88
		(58.68)				(58.68)
	Assets purchased during the year	11.87				11.87
		(4.66)		(2.25)		(6.91)
	Assets sold during the year					
			(0.08)			(0.08)
C)	**Investments**					
	Balance as at 1st April, 2002	2,537.70				2,537.70
	Purchased/Adjusted during the year	4,389.96				4,389.96
		(406.54)				(406.54)
	Sold during the year	1,645.53				1,645.53
		(78.00)				(78.00)
	Balance as at 31st March, 2003	6,090.67				6,090.67
		(2,537.70)				(2,537.70)
D)	**Interest accrued on Investments**	490.58				490.58
		(398.47)				(398.47)
E)	**Sundry Debtors as at 31st March, 2003**	149.20				149.20
		(166.94)				(166.94)
F)	**Loans & Advances**					
(a)	**Loans**					
	Balance as at 1st April, 2002	1,332.42				1,332.42
	Given during the year	6,634.75				6,634.75
		(14,006.73)				(14,006.73)
	Returned during the year	5,245.99				5,245.99
		(12,833.16)				(12,833.16)
	Balance as at 31st March, 2003	2,721.18				2,721.18
		(1,332.42)				(1,332.42)
(b)	**Advances recoverable in cash or in kind**					
	Balance as at 1st April, 2002	2,322.14				2,322.14
	Given during the year	1,396.93				1,396.93
		(2,235.46)				(2,235.46)
	Returned/Adjusted during the year	2,684.23				2,684.23
		(53.70)				(53.70)
	Balance as at 31st March, 2003	1,034.84				1,034.84
		(2,322.14)				(2,322.14)
(c)	**Deposits**					
	Balance as at 1st April, 2002	636.84				636.84
	Given during the year	736.46				736.46
		(40.00)				(40.00)
	Returned during the year	210.05				210.05
		(2.83)				(2.83)
	Balance as at 31st March, 2003	1,163.25				1,163.25
		(636.84)				(636.84)

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

(ii) Transactions during the year with related parties:

(Rs. in crore)

Sr. No.	Nature of Transaction (Excluding Reimbursements)	Associates	Key Management Personnel	Relatives of Key Management Personnel	Others	Total
G)	**Sundry Creditors**					
	Balance as at 31st March, 2003	1,755.17 (1,155.31)				1,755.17 (1,155.31)
H)	**Turnover**	1,369.38 (583.72)				1,369.38 (583.72)
I)	**Sale of Investments**	179.40				179.40
J)	**Other Income**					
	Dividend	132.82 (34.31)				132.82 (34.31)
	Interest Received	434.93 (415.66)				434.93 (415.66)
	Lease Rental Income	8.32 (0.59)				8.32 (0.59)
	Miscellaneous Income	55.06 (98.01)				55.06 (98.01)
K)	**Purchases**	171.24 (0.09)				171.24 (0.09)
L)	**Expenditure**					
	Interest Paid	4.00 (40.93)				4.00 (40.93)
	Payments to and provisions for Directors		35.37 (35.58)			35.37 (35.58)
	Sitting Fees (Rs. 30,000 Previous year Rs 28,690)	(—)				(—)
	Electric Power, Fuel and Water	409.86 (420.13)				409.86 (420.13)
	Rent	2.16 (3.00)				2.16 (3.00)
	Telephone Charges	(2.99)				(2.99)
	Lease Rentals	15.42 (56.69)				15.42 (56.69)
	Professional Fees	22.60 (18.09)				22.60 (18.09)
	Charter Hire Charges	22.53 (10.52)				22.53 (10.52)
	Insurance Premium	38.65 (49.55)				38.65 (49.55)
	Premium on Redemption	0.02				0.02
	Assignment of Liability	404.53 (167.09)				404.53 (167.09)
	Tank Farm Charges	6.30 (6.20)				6.30 (6.20)
	Hire Charges	22.54 (46.55)				22.54 (46.55)
	Donations				31.55 (26.89)	31.55 (26.89)
	Warehousing and Distribution Charges	753.43 (830.51)				753.43 (830.51)
	Investment written off	0.45				0.45
	Others	18.09 (1.25)				18.09 (1.25)
M)	**Guarantees Issued**					
	Financial Guarantees	455.26 (624.40)				455.26 (624.40)
	Performance Guarantees	5,102.77 (3,548.77)				5,102.77 (3,548.77)

Consolidated Cash Flow Statement Annexed to the Balance Sheet for the period April 2002-March 2003

(Rs. in crore)

	2002-2003		2001-2002	
	Rs.	Rs.	Rs.	Rs.
A: CASH FLOW FROM OPERATING ACTIVITIES :				
Net Profit after tax as per Profit and Loss Account		4,873.38		4,465.94
Adjusted for :				
Minority Interest Share of Loss	—		(1.03)	
Extra-ordinary items	—		(411.70)	
Share in Income of Associates	(79.81)		—	
Net Prior Year Adjustments	(3.73)		7.07	
Miscellaneous Expenses written off	15.72		0.01	
Provision for Doubtful Debts	5.22		51.67	
Provision for Diminution in value of Investments	0.60		0.05	
Discount on Buyback of Bonds/Redemption of Debentures	—		(4.95)	
Profit/(Loss) on Sale of Discarded Assets	21.02		14.09	
Depreciation	3,453.17		3,435.84	
Transferred from General Reserve	(615.70)		(619.68)	
Effect of Exchange Rate Change	(34.10)		77.00	
Profit on Sale of Investments	(36.32)		(89.25)	
Dividend Income	(132.95)		(32.36)	
Interest/Other Income	(519.94)		(518.18)	
Interest Expenses	1,558.48		1,827.97	
		3,631.66		3,736.55
Operating Profit before Working Capital Changes		8,505.04		8,202.49
Adjusted for :				
Trade and Other Receivables	(5,511.45)		(549.68)	
Inventories	(2,536.34)		307.63	
Trade Payables	2,996.14		(368.83)	
		(5,051.65)		(610.88)
Cash Generated from Operations		3,453.39		7,591.61
Net Prior Year Adjustments		3.73		(7.07)
Taxes Paid		(149.15)		(105.18)
Extra-Ordinary items		—		53.36
Net Cash From Operating Activities		3,307.97		7,532.72
B: CASH FLOW FROM INVESTING ACTIVITIES :				
Purchase of Fixed Assets		(3,757.06)		(1,681.70)
Sale of Fixed Assets		27.20		62.99
Purchase of Investments		(29,607.12)		(14,996.22)
Sale of Investments		26,349.95		15,864.81
Movement in Loans		(3,814.78)		(3,502.41)
Interest Income		389.67		216.77
Dividend Income		132.95		43.87
Net Cash Used in Investing Activities		(10,279.19)		(3,991.89)

Consolidated Cash Flow Statement Annexed to the Balance Sheet for the period April 2002-March 2003

(Rs. in crore)

		2002-2003		2001-2002
	Rs.	Rs.	Rs.	Rs.
C: CASH FLOW FROM FINANCING ACTIVITIES :				
Proceeds from Issue of Share Capital (net)		401.74		2.24
Redemption of Preference Share Capital		(400.00)		—
Proceeds from Long Term Borrowings		11,462.60		15,717.89
Repayment of Long Term Borrowings		(4,366.72)		(14,210.94)
Short Term Loans		579.31		(1,061.91)
Dividend Paid		(622.72)		(632.58)
Interest Paid		(1,696.43)		(1,739.02)
Effects of exchange rate change		—		0.45
Net Cash used in Financing Activities		5,357.78		(1,923.87)
Net Increase/(Decrease) in Cash and Cash Equivalents		(1,613.44)		1,616.96
Opening Balance of Cash and Cash Equivalents	1,763.56		103.96	
On Amalgamation	—		42.64	
		1,763.56		146.60
Closing Balance of Cash and Cash Equivalents		150.12		1,763.56

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
Dated: 23rd April, 2003

For and on behalf of the Board

M.D. Ambani - Chairman & Managing Director
A.D. Ambani - Vice-Chairman & Managing Director
N.R. Meswani, **H.R. Meswani**, **H.S. Kohli** - Executive Directors
U. Mahesh Rao - Nominee Director
S. Venkitaramanan, **M.L. Bhakta**, **T. Ramesh U. Pai**, **Y.P. Trivedi**, **Dr. D.V. Kapur**, **M.P. Modi** - Directors
V.M. Ambani - Company Secretary

Reconciliation of Net Profit determined under Indian GAAP to Consolidated Net Income in accordance with US GAAP

The following reconciliation between Net Profit determined under generally accepted accounting principles in India ("Indian GAAP") to Consolidated Net Income in accordance with accounting principles generally accepted in the United States of America ("US GAAP") has been provided as additional disclosure on a voluntary basis to assist readers who may be unfamiliar with Indian GAAP. However, as the company is not subject to US SEC reporting & disclosure requirements and major part of the revenue of the Company is earned in India, the accounts should be read as per Indian GAAP.

Reconciliation of Profit determined under Indian GAAP with Net Income according to US GAAP.

Year ended 31st March, 2003	Notes	Rs. (crore)	US $ (Millions)
Net Profit determined under Indian GAAP		**4104**	**864**
Adjustments for Consolidation		(101)	(21)
Consolidated Net Profit after tax determined under Indian GAAP		**4003**	**843**
Adjustments to conform with US GAAP			
Affiliates and Subsidiaries	1	(218)	(46)
Leases	2	(3)	(1)
Indirect Preoperative Expenses	3	(4)	(1)
Foreign Currency and Hedging	4	14	3
Depreciation	5	148	31
Deferred Income Tax	6	(4)	(1)
Issue Expenses	7	(3)	(1)
Employee Benefits	8	(16)	(3)
Cumulative effect of change in accounting principle (net of Rs. 120 crores of deferred income taxes)	9	(217)	(45)
Loss on early extinguishment of debt	10	(181)	(38)
Consolidated net income in accordance with US GAAP		**3519**	**741**

1 US $= Rs. 47.485 (Exchange rate as on 31.03.2003)

Notes to Reconciliation of Net profit determined under Indian GAAP with Consolidated Net Income according to US GAAP.

The following notes show the difference between Indian and US GAAP and necessary adjustments to arrive at consolidated net income under the US GAAP.

1. **Share in income of Affiliates and Subsidiaries**

   a. **Amalgamation of Reliance Petroleum Ltd. (RPL) with the Company**

   On 8th April, 2002 and 15th April, 2002 respectively, shareholders of the Company and RPL approved a scheme of amalgamation, which was subsequently sanctioned by order dated 7th June, 2002 of the Honourable High Court of Bombay and order dated 13th September, 2002 of the Honourable High Court of Gujarat. This transaction was consummated in September, 2002.

   Under Indian GAAP, the consolidated net profit after tax includes the accounts of RPL from the legal date of merger. Under US GAAP, as the transaction was consummated on 13th September, 2002, RPL has been included on the equity basis of accounting upto that date.

   b. **Affiliates and Subsidiaries**

   Under Indian GAAP and US GAAP the company's consolidated financial statements include its share of earnings of affiliates and subsidiaries which is consistent with US GAAP. However, the net income under US GAAP includes the earnings of subsidiaries and affiliates determined in accordance with US GAAP.

2. **Leases**

   Under Indian GAAP in respect of leases entered into before 31st March, 2001, no distinction is made between an operating and a capital lease. Under US GAAP, leases are classified into operating or capital, based on the underlying characteristics of the lease. Capital leases are accounted for as though the company had entered into an obligation and invested in an asset, resulting in the charge to operations being the aggregate of depreciation on the asset and interest on the outstanding obligation. Under Indian GAAP, for leases entered prior to 31st March, 2001 the charge to operations consists of the lease rental. Adjustment has been made for reversal of lease rental and the revenue charge of depreciation and interest for capital leases. For leases entered into after 31st March, 2001 the treatment under US GAAP and Indian GAAP is the same.

3. **Indirect Preoperative Expenses**

   Under Indian GAAP certain indirect expenses incurred during construction are capitalised. Under US GAAP, such indirect costs are expensed as incurred.

4. **Foreign Currency and Hedging**

   Under Indian GAAP foreign exchange difference relating to acquisition of fixed assets is adjusted to the carrying cost of such assets. Other foreign exchange differences are recognized in the profit and loss account. Under US GAAP, all gains or losses arising out of foreign exchange differences are required to be included in the determination of net income.

   The Company also enters into derivative contracts to manage its exposures to fluctuations in interest rates, foreign currencies and commodity prices. Substantially all such contracts are regulated by agencies of the Government and may be entered into only for the purposes of hedging. In order to comply with regulations, the company maintains extensive documentation to

demonstrate that each such contract qualifies for, and is effective as, a hedge of cash flows or foreign currency exposures.

Under Indian GAAP, the gain or loss on such derivative contracts are generally recognised when the underlying hedge transaction settles, or upon earlier termination of the hedge.

Under US GAAP, the accounting for hedge contracts depends upon the nature of the hedge. For a derivative designated as hedging an exposure to variable cash flow of a forecasted transaction, the effective portion of the derivative's gain or loss is recognised in income when the forecasted transaction affects earnings, or upon earlier termination of the hedge.

5. **Depreciation**

Under Indian GAAP, indirect preoperative expenses incurred during construction are capitalised. Under US GAAP, such indirect costs must be expensed as incurred. Depreciation has been adjusted to take account of the US GAAP adjustments to fixed assets for indirect preoperative expenses and foreign currencies.

6. **Deferred Income Tax**

The provision for taxation under Indian GAAP consists of the estimated tax currently payable and deferred income taxes for timing differences between accounting income and taxable income at the substantively enacted income tax rates.

US GAAP requires that a provision for such deferred income taxes be made for the future tax effects of temporary differences between book and tax basis of assets at the enacted tax rates.

Accordingly, the reconciliation provides for an adjustment to reflect the differences due to tax rates and the tax effect of US GAAP adjustments.

7. **Issue Expenses**

Under Indian GAAP, debt issue expenses may be capitalized or charged to share premium. Under US GAAP, debt issue cost are amortized over the life of the debt.

8. **Employee benefits**

Under Indian GAAP, provision for leave encashment is accounted for on actuarial valuation basis. Compensation to employees who have opted for voluntary retirement scheme of the company is amortized over 60 months. Under US GAAP provision for leave encashment is accounted on actual basis. Compensation towards voluntary retirement scheme was charged in the year in which the employees accept the offer.

9. ***Cumulative effect of change in accounting principle***

In order to provide for the timely replacement of assets, the Company has changed the method of depreciation for polypropylene and Petrochemical support services situated at Jamnagar from Straight Line to Written Down value method with effect from 1st April, 2002. The new method has been applied retrospectively to fixed asset acquisitions of prior years.

Under Indian GAAP, consequent to this, there is an additional charge for depreciation during the year relating to previous years and an equivalent amount has been withdrawn from General Reserve and credited to Profit & Loss Account.

Under US GAAP, the cumulative effect of the change in depreciation method for previous years has reduced the consolidated net income by Rs. 217 crores (net of Rs. 120 crores in deferred income taxes) after taking into account the adjustments to fixed assets for indirect preoperative expenses and foreign currencies. Had there been no change in the method of depreciation, the charge for the year would have been lower by Rs. 314 crores.

10. **Loss on extinguishment of debt**

Under Indian GAAP, debt extinguishment premiums are adjusted against Securities Premium Account. Under US GAAP such premiums for early extinguishment of debt are expensed as incurred, and generally reported as extraordinary items.

As per our report of even date
For **Deloitte Haskins & Sells**
Chartered Accountants

P. R. Barpande
Partner

Mumbai
23rd April, 2003

For and on behalf of the Board

A.D. Ambani Vice-Chairman & Managing Director
N.R. Meswani Executive Director

International Accountants' Report

To the Board of Directors of
RELIANCE INDUSTRIES LIMITED

We have audited the balance sheet of Reliance Industries Limited as of 31st March, 2003 and the Profit and Loss account for the year then ended and have issued our report thereon dated 23rd April, 2003. Our audit also included the accompanying Reconciliation of Net Profit under Indian GAAP to Consolidated Net Income in accordance with US GAAP ("the Reconciliation"). This Reconciliation is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such Reconciliation, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

For **Deloitte Haskins & Sells**
Chartered Accountants

P. R. Barpande
Partner

Mumbai
Dated: 23rd April, 2003

Circular to the Shareholders

Dear Shareholder(s)

We are happy to inform you that over 91% of the equity share capital of our Company is held in dematerialised form. We request those Investors still holding shares in physical form to convert their shares in dematerialised form.

Why dematerialise Shares?

1. Compulsory Demat

As you may be aware, trading in the shares of Reliance Industries Limited is under compulsory demat segment.

2. Elimination of Odd Lot

The concept of an "Odd Lot" in respect of dematerialised shares stands abolished i.e. in the DEMAT MODE market lot becomes ONE share.

3. Demat – Most Preferred

Dematerialised securities are most preferred by the Banks and other financiers for providing credit facility against securities. Generally, demat securities attract lower margin and lower interest rate compared to physical securities. Registered Brokers at the Stock Exchange prefer demated Stock for dealing.

4. Safety

Securities in dematerialised form reduce all risk of loss of certificates. Under your specific instructions the same can be kept in "Frozen Mode" by your Depository Participant (DP).

How to dematerialise Shares?

Please follow the following procedure for dematerialising your shares:

- Open a Demat Account with any of the Depository Participants (DPs).
- Submit Demat Request Form (DRF) duly signed by all the holders alongwith the share certificates only to the DPs.
- Obtain acknowledgement from the DP for having accepted the share certificates.
- Receive a confirmation statement of holding from your DP within 15 days from the lodgement of securities with DPs.

PLEASE DO NOT SEND THE SHARE CERTIFICATES/DOCUMENTS TO THE COMPANY OR OUR REGISTRAR & TRANSFER AGENT, M/s KARVY CONSULTANTS LIMITED.

In case you need any additional information on this matter please feel free to contact our special advisory cell.

Demat Advisory Cell
Karvy Consultants Limited
46, Avenue 4, Street No.1, Banjara Hills,
Hyerabad 500034, India
Telephone Nos: 91-040-23320251/23320751/23312454
e-mail: rilinvestor@karvy.com

In case you have already dematerialised your holdings kindly ignore this communication.

DHIRUBHAI AMBANI SCHOLARS SCHEME FOR THE MERITORIOUS CHILDREN OF SHAREHOLDERS OF RELIANCE INDUSTRIES LIMITED

1. Introduction

Reliance Industries Limited, to commemorate "Shareholders' Day" on the occasion of the 25th year of listing on The Stock Exchange Mumbai (BSE), announced scholarships for 1000 of the most deserving and meritorious children of Reliance shareholders.

Late Shri Dhirubhai H. Ambani, the Founder Chairman of Reliance Industries Limited was convinced that India could become an economic superpower within a short period of time and he wanted Reliance to play an important role in realising this goal.

Late Shri Dhirubhai Ambani strongly believed "Give the youth a proper environment. Motivate them. Extend them the support they need. Each one of them has infinite source of energy. They will deliver."

As a tribute to the Founder Chairman and in keeping with his vision, "DHIRUBHAI AMBANI SCHOLARS SCHEME" **for the meritorious children of the shareholder of the Reliance Industries Limited, Reliance Capital Limited and Reliance Industrial Infrastructure Limited, pursuing Undergraduate studies at any University of repute in India has been instituted.**

The scheme as approved by the Company will be administered and implemented by Dhirubhai Ambani Foundation (DAF) registered under Bombay Public Trusts Act.

2. Objectives

The principal objective of the Scheme is to encourage and assist bright and meritorious students securing high ranks/marks consistently and wanting to pursue undergraduate studies in India, thus contributing to the enhancement of the Human Resource potential of India. The Scheme envisages introduction of scholarships, subject to eligibility criteria and conditions, to 1000 (One Thousand) dependant children of the shareholders of Reliance Industries Limited or Reliance Capital Limited or Reliance Industrial Infrastructure Limited.

3. Salient features of the Scheme

a. Eligibility:

i) Parent/student himself should have held minimum of 50 shares of any one of the companies viz. Reliance Industries Limited or Reliance Capital Limited or Reliance Industrial Infrastructure Limited or erstwhile Reliance Petroleum Limited (holding 550 shares and converted into 50 shares of Reliance Industries Limited) for minimum of five consecutive years on the date of application for scholarship. Applicant holding shares in all or two companies can apply under any one company only.

ii) Applicant student should have secured minimum 70% marks at HSC or equivalent examination of a Govt. recognised Board in June, 2003.

iii) Applicant student should be of an age of 18 years or below as on date of appearing for the examination.

b. Number of Scholarships.

A total of 1000 scholarships for meritorious applicant students, comprising of 200 each for Arts and Commerce streams and 600 for Science stream.

c. Scholarship Amount

Scholarship payable for Degree/Diploma Course is as follows:

Degree/Diploma*	Max Tuition Fees p.a Rs.	Max Reimbursement for purchase of Text books p.a. Rs.	Max Maintenance Allowance p.a. Rs.	Total Maximum Scholarship p.a. Rs.
Agriculture	2,000/-	2,000/-	6,000/-	10,000/-
Engineering	4,000/-	2,500/-	6,000/-	12,500/-
Medical	6,000/-	3,000/-	6,000/-	15,000/-
Pharmacy	3,000/-	2,500/-	4,000/-	9,500/-
Law/Commerce/Arts	1,500/-	1,500/-	4,000/-	7,500/-

* Any other degree/diploma course at the discretion of the Company.

The Scholarship will continue till graduation, provided that the scholars secures minimum of 60% marks in each academic year.

Shareholders desiring to avail this Scholarship for self or children may please fill up the attached Scholarship Application and submit the same on RIL website viz. www.ril.com or apply through e-mail to "DAF_courthouse@ril.com" or application sent through registered post to M/s. Karvy Consultants Limited, 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad - 500 034. The Foundation will be pleased to grant Scholarship to the deserving candidates.

Please also refer to the terms and conditions on the reverse of the Application Form.

Information to be provided by the Shareholders applying for Dhirubhai Ambani Scholars Scheme (DASS)

*Shareholder must hold at least 50 shares of the Company for the minimum period of 5 years as on the date of application.

Name(s) of the Shareholder	First Holder	
As per Company's record	Second Holder	
	Third Holder	
Address Line 1		
Address Line 2		
City / Town / Village		
State		
District		
PIN Code		
E-Mail Address		
Std. Code - Telephone Nos.		

Details of Shareholding

Electronic Holding :	Name of the DP		
DP ID		Client ID	
Physical Holding :		M. Folio No.	
Name of the Company		**Reliance Industries Limited**	
		Reliance Industrial Infrastrature Limited	
		Reliance Capital Limited	
No. of Shares held			
Date of Registration of Shares in your name			

Candidate's information

Name of the Candidate						
Relationship with Shareholder	Self		Son		Daughter	
Date of Birth (DD – MM – YYYY)						
Faculty	Arts		Science		Commerce	
Name of the Board which conducted HSC / Std XII Examination						
Month & Year of Passing the Examination (MM – YYYY)						
Examination Seat No.						
Name & Address of Examination Centre						

RESULT OBTAINED IN THE HSC OR EQUIVALENT EXAMINATION

Details	1	2	3	4	5	6	7	8	9	10	TOTAL	%
Subject Name												
Max. Marks												
Marks Obtained												

Overall percentage of marks secured at SSC / Std. X Board Examination (%)	

POST HSC STUDIES PROPOSED

Degree / Diploma	
Name of the College / Institute in which admission is secured	
University	

Please do not attach any enclosure with this Application.
Original Marksheet will be called for from the shortlisted applicants.

Signature of the Sole/First Shareholder

Terms & Conditions

1] Please fill in the form in English using BLOCK Letters.

2] Applicant student and / or parents of the applicant should be a shareholder of any of the Company i.e. Reliance Industries Limited (RIL), Reliance Capital Limited (RCL) or Reliance Industrial Infrastructure Limited (RIIL) holding 50 shares or shareholder of erstwhile Reliance Petroleum Limited (holding 550 shares and converted 50 shares in Reliance Industries Limited) since June,1998. Transmission of shares during the period will be ignored for the purpose of calculation of continuity of five years. In case of Conversion of shares from physical to dematerialisation, if the shares are held by the same person will be eligible to apply for scholarship.

3] The Scholarship is meant for student who has appeared for HSC or equivalent XII standard examination held in March/April, 2003 under the Faculty of Arts/Science/Commerce/Vocational streams strudents will be considered according to there subjects in respective streams at HSC examination.

4] Student should be of Indian Nationality and below 18 years of age as on the date of appearing for HSC/XII examination .

5] Student must have secured a minimum of 70% overall average marks in HSC/XII examination .

6] Applicants who desires to apply must submit their application by July 15, 2003 either on RIL Website, viz. www.ril.com or apply through E-mail to "DAF_courthouse@ril.com" or manual applications sent by Registered Post Acknowledgement Due only to M/s Karvy Consultants Limited, 46, Avenue 4, Street No 1, Banjara Hills, Hyderabad 500 034.

7] Please note that no enclosures be sent along with the Application Form and only the short listed applicants will be intimated separately who are required to forward the necessary documents/ certificates.

8] Any future communication in this regards preferably be addressed ONLY on "DAF_courthouse@ril.com" or to Dhirubhai Ambani Foundation, Court House, 4th Floor, Dhobi Talao, Mumbai - 400 002.

9] The application is liable to be rejected if the details furnished by the Applicant are incorrect/incomplete.

10] A final list of short listed stream-wise applicants for the scholarship will be announced on the Website of RIL. The selected applicants will also be intimated through a letter from the Foundation on the address given in the application form.

11] The decision of the CEO of The Foundation shall be final and binding on all.

12] Please refer the RIL Website,viz. www.ril.com for all detailed information about the Scheme.

Nomination Form

[To be filled in by individual(s)]

To, Reliance Industries Limited C/o Karvy Consultants Ltd. 46, Avenue 4, Street No.1 Banjara Hills Hyderabad 500 034	From **Name of shareholder and address** __________ __________ Folio No. __________ No. of Shares __________

I am / we are holder(s) of Shares of the Company as mentioned above. I/We nominate the following person in whom all rights of transfer and/or amount payable in respect of Equity Shares shall vest in the event of my/our death.

Nominee's name									Age		
To be furnished in case the nominee is a minor					Date of Birth						
Guardian's Name & Address*											
Occupation of Nominee Tick (✓)	1	Service		2	Business		3	Student		4	Household
	5	Professional		6	Farmer		7	Others			
Nominee's Address											
							Pin Code				
Telephone No.							Fax No.				
Email Address							Std Code				
Specimen signature of Nominee / Guardian (in case nominee is minor)											

* To be filled in case nominee is a minor

Kindly take the aforesaid details on record.

Thanking you,
Yours faithfully,

Date:..............................

Name and address of equity shareholder (as appearing on the Certificate(s))		Signature (as per specimen with company)
Sole/1st holder (address)		
2nd holder		
3rd holder		
4th holder		

Witnesses (two)

	Name and Address	Signature & Date
1.		
2.		

INSTRUCTIONS :

1. Please read the instructions given below very carefully and follow the same to the letter. If the form is not filled as per instructions, the same will be rejected.

2. The nomination can be made by individuals only. This facility is not available to non individuals including society, trust, body corporate, partnership firm, Karta of Hindu Undivided Family and holders of power of attorney. If the Shares are held jointly all joint holders must sign (as per the specimen registered with the Company) the nomination form.

3. A minor can be nominated by a holder of Shares and in that event the name and address of the Guardian should be given by the holder.

4. The nominee can not be a trust, society, body corporate, partnership firm, Karta of Hindu Undivided Family, or a power of attorney holder. A non-resident Indian can be a nominee on re-patriable basis.

5. Transfer of Shares in favour of a nominee shall be a valid discharge by the Company against the legal heir(s).

6. Only one person can be nominated for a given folio.

7. Details of all holders in a folio need to be filled in, else the request will be rejected.

8. The nomination will be registered only when it is complete in all respects including the signature of (a) all registered holders (as per specimen lodged with the Company) and (b) the nominee.

9. This nomination will stand rescinded whenever the Shares in the given folio are entirely transferred or dematerialised.

10. Upon receipt of a duly executed nomination form, the Registrar and Transfer Agent of the Company will register the form and allot a registration number. The registration number and folio no. should be quoted by the nominee in all future correspondence.

11. The nomination can be varied or cancelled by executing fresh nomination form.

12. The Company will not entertain any claim other than that of a registered nominee, unless so directed by any competent court.

13. The intimation regarding nomination / nomination form should be filed **in duplicate** with the Registrar and Transfer Agents of the Company who will return one copy thereof to the Shareholders.

14. For shares held in dematerialised mode nomination is required to be filed with the Depository Participant in their prescribed form.

FOR OFFICE USE ONLY
Nomination Registration Number
Date of Registration
Checked by (Name and Signature)

ATTENDANCE SLIP

Reliance
Industries Limited

Registered Office: 3rd floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021.

PLEASE FILL ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL.

Joint shareholders may obtain additional Slip at the venue of the meeting.

DP Id*	
Client Id*	

Master Folio No.	

NAME AND ADDRESS OF THE SHAREHOLDER

No. of Share(s) held:

I hereby record my presence at the **29TH ANNUAL GENERAL MEETING** of the Company held on Monday, the 16th June, 2003 at 11.00 a.m. at Birla Matushri Sabhagar, New Marine Lines, Mumbai 400 020.

Signature of the shareholder or proxy

* Applicable for investors holding shares in electronic form.

Reliance
Industries Limited

Registered Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

PROXY FORM

DP Id*	
Client Id*	

Master Folio No.	

I/We .... of ....being a member/members of Reliance Industries Limited hereby appoint...of ....or failing him .... of .... or failing him ....of ....

as my/our proxy to vote for me/us and on my/our behalf at the 29th **Annual General Meeting** to be held on Monday, the 16th June, 2003 at 11.00 a.m. or at any adjournment thereof.

Affix a 30 paise revenue stamp

Signed this.............................. day of 2003

* Applicable for investors holding shares in electronic form.

NOTE: (1) The proxy in order to be effective should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the aforesaid meeting. The Proxy need not be a member of the Company.

(2) Members holding shares under more than one folio may use photocopy of this Proxy Form for other folios. The Company shall provide additional forms on request.

Book Post

To,

If undelivered please return to:

Karvy Consultants Limited
46, Avenue 4, Street No. 1
Banjara Hills
Hyderabad 500 034
India
Tel. Nos.: +91-40-23320666/23320711/23323037
Fax No.: +91-40-23323058
E-mail: rilinvestor@karvy.com

Reliance
Growth is Life
www.ril.com

Printed at **Colorama** *Printers Pvt. Ltd., Hyd*, Phone: 23730328.

Reliance
Industries Limited
"Chitrakoot", 'C' & 'D' Block, Second Floor, Shree Ram Mills Compound, Ganpatrao Kadam Marg, Worli, Mumbai - 400 013.
Phone : 491 8461-70 Fax : 022-491 6112

March 14, 2002

The Secretary
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023

Dear Sir,

Sub: Notice convening Meeting of the Equity Shareholders of Reliance Industries Limited on 8th April, 2002

We wish to inform you that pursuant to an Order dated the March 8, 2002 passed by the High Court of Judicature at Bombay, the meeting of the Equity Shareholders of the Company will be held on Monday, the 8th April, 2002, at 10.15 a.m. at Brila Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020 to consider and approve the Scheme of Amalgamation (Scheme).

We enclose 6 copies of the Notice convening meeting of the Equity Shareholders of the Company along with the Explanatory Statement and the Scheme, for your records.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

(Rohit C. Shah)
Vice President & Company Secretary

cc: The Secretary
The Stock Exchange
Ahmedabad, Bangalore, Calcutta
Chennai, Cochin, Kanpur, New Delhi, Pune

National Stock Exchange of India Ltd.]
National Securities Depository Ltd]
Central Depository Services (India) Ltd.] Mumbai
OTC Exchange of India

Luxembourg Stock Exchange

04 JAN -5 AM 7:21

Reliance Industries Limited

MEETING OF THE EQUITY SHAREHOLDERS

Date : 8th April, 2002

Time : 10.15 a.m.

Venue : Birla Matushri Sabhagar,
19, Marine Lines, Mumbai - 400 020.

CONTENTS

IN THE HIGH COURT OF JUDICATURE AT BOMBAY ORDINARY ORIGINAL CIVIL JURISDICTION COMPANY APPLICATION NO.133 OF 2002

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021, India;

-And-

In the matter of Scheme of Amalgamation of Reliance Petroleum Limited with Reliance Industries Limited.

Reliance Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021, India. } .....:Applicant Company

NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS OF THE APPLICANT COMPANY

To,

The Equity Shareholders of the Applicant Company

TAKE NOTICE that by an Order made on the 8th day of March, 2002 in the above Company Application, the High Court of Judicature at Bombay has directed that a meeting of the equity shareholders of the Applicant Company be convened and held on Monday the 8th day of April, 2002 at 10:15 a.m. (1015 hours) at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020, for the purpose of considering, and if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Reliance Petroleum Limited with the Applicant Company (the "**Scheme**").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the equity shareholders of the Applicant Company will be held on Monday the 8th day of April, 2002 at 10:15 a.m. (1015 hours) at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020, when you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by Proxy, provided that a Proxy in the prescribed form, duly signed by you or by your authorised representative, is deposited at the registered office of the Applicant Company at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021, India not later than 48 hours before the meeting.

The Court has appointed Shri. Dhirubhai H. Ambani, the Chairman of the Applicant Company, in his absence Shri Mukesh D. Ambani, the Vice Chairman and Managing Director of the Applicant Company and in his absence Shri Anil D. Ambani, the Managing Director of the Applicant Company, to be the Chairman of the said meeting.

A copy each of the Scheme, the statement under Section 393 of the Companies Act, 1956 and a form of proxy are enclosed.

Dated this 9th day of March, 2002.

Dhirubhai H. Ambani
Chairman appointed for the meeting.

Registered Office:
3rd Floor, Maker Chambers IV,
222, Nariman Point,
Mumbai 400 021, India

Note 1: All alterations made in the Form of Proxy should be initialled.

Note 2: Only registered shareholders of the Applicant Company may attend and vote (either in person or by proxy) at the shareholders meeting. The holders of the Global Depository Receipts (the "**GDRs**") of the Applicant Company shall not be entitled to attend and vote at the shareholders meeting and the Depository holding the equity shares of the Applicant Company underlying the GDRs of the Applicant Company shall, vote in accordance with the terms of the issue of such GDRs and the Depository Agreement.

Enclosed: as above.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY ORDINARY ORIGINAL CIVIL JURISDICTION COMPANY APPLICATION NO.133 OF 2002

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021, India;

-And-

In the matter of Scheme of Amalgamation of Reliance Petroleum Limited with Reliance Industries Limited.

Reliance Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021, India.	}	.....Applicant Company

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated the 8th day of March, 2002 passed by the High Court of Judicature at Bombay in the Company Application referred to hereinabove, a meeting of the equity shareholders of the Applicant Company to be held on Monday the 8th day of April, 2002 at 10:15 a.m. (1015 hours) at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020, is being convened for the purpose of considering, and if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Reliance Petroleum Limited with the Applicant Company (the "**Scheme**").

2. In this statement, the Applicant Company is also referred to as the "**Transferee Company**" or "**RIL**", Reliance Petroleum Limited is referred to as "**RPL**" or the "**Transferor Company**". Where the context so requires, the Transferor Company and the Transferee Company are together referred to as the "**Companies**".

3. A copy of the Scheme, setting out the terms and conditions of the amalgamation of the Transferor Company with the Transferee Company, which has been approved by the Board of Directors of each of RPL and RIL at their respective meetings held on March 3, 2002 is enclosed.

4. The Registered Office of RIL is situated at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021, India.

5. The Registered Office of RPL is situated at Village Motikhavdi, P.O. Digvijay Gram, Dist. Jamnagar, Gujarat 361 140.

6. The share capital of RIL and RPL are set out in Clauses 3(b) and 3(a) of the Scheme respectively.

7. The objects for which RIL has been incorporated are set out in its Memorandum of Association. The primary objects are, inter alia, to establish and carry on the business of manufacturing, dealing, importing and exporting of fibres, fibrous materials and allied products, yarns, and textiles; manufacturing, dealing in petrochemicals and petrochemical products, and to achieve the desired objectives.

8. The objects for which RPL has been incorporated are set out in its Memorandum of Association. The primary objects are, inter alia, to carry on the business of refining of petroleum crude oil, manufacture of refined oil, perfumed and all other types of oil and extracting their by-products.

BACKGROUND TO THE AMALGAMATION

9. The Reliance group which comprises of RIL, RPL, its subsidiaries and other affiliate companies is the largest business group in India on all major financial parameters, including sales, profits, net worth and assets. RIL, the flagship company of the group is India's largest private sector industrial enterprise in terms of total assets, net worth and net profit, and is second only to RPL in terms of sales. RIL ranks amongst the world's top 10 producers for almost all its major products. RIL's strategy has been to build leading market shares in the domestic market, pursue selective export opportunities, implement vertical / backward integration, access leading technologies, achieve economies of scale, focus on financial management and invest in infrastructure projects.

10. RIL's operations capture value addition at every stage, from the production of crude oil and gas to polyester, polymers and chemical products, all of which are vertically integrated to the production of textiles. RIL has one of the largest marketing networks in the Indian industry. All its products including paraxylene, PTA, MEG, ethylene, PVC, PP, HDPE / LLDPE, PET, polyester chips, LAB, PFY, PSF and fabrics are market leaders, and Recron, Relpet, Relene, Reclair, Repol, Reon, Relab, Vimal, Slumberel, etc are amongst India's largest selling brands. RIL is now targeting leading market positions in two new sectors - oil and gas exploration and production, and infocom, the convergence of information and communication. RIL, also plans to actively participate in the ongoing process of consolidation in the energy and petrochemicals sector in the country, to maximise overall shareholder value.

11. RIL's principal facilities in India are located at Naroda, Hazira and Jamnagar in Gujarat, and Patalganga in Maharashtra. RIL also has offshore oil and gas production facilities. The plant at Naroda produces synthetic textiles and fabrics. The plants at Hazira produce polymers, polymer intermediates, polyester intermediates, polyester fibres and yarns. The plants at Patalganga produce polyester fibres and yarn, polyester intermediates and certain chemicals. The plants at Jamnagar produce polyester intermediates and polymers.

12. RIL has made substantial investments in the telecom sector, through Reliance Telecom Limited, Reliance Infocom Limited and Reliance Communications Limited. Reliance has also made investments in Reliance Power Limited, and is the single largest private sector shareholder in BSES Limited, one of the leading power companies in the country. Besides, RIL has promoted Reliance Capital Ltd., a financial services company.

13. RPL is a Reliance group company and has been promoted by RIL, which directly, and through its subsidiary (Reliance Industrial Investments and Holdings Limited) and associate companies, controls approximately 64% shareholding in RPL. RPL is India's largest private sector company in terms of sales, and is second only to RIL in terms of net worth, assets and net profits.

14. Incorporated on September 3, 1991, RPL is the first refinery to be set up by the private sector in India, pursuant to hydrocarbon sector reforms. RPL is the world's largest grassroots refinery, and the fifth largest refinery in the world at any single location, with a capacity of 27 million metric tonnes per annum in Jamnagar, in the state of Gujarat, India. RPL is amongst the most complex refineries globally with a Nelson's complexity index of 9.93. The high degree of complexity indicates large secondary processing capacity, leading to higher value addition and higher refining margins, as compared to less complex refineries. The refinery has been built adhering to the highest international standards of safety and environment protection, and has the technical capability to deliver products of international specifications, even beyond Euro II norms. RPL is the only refinery in India, which is capable of producing gasoline with less than 1% benzene content, and diesel with less than 0.05% sulphur content, right from the first day of operations.

15. In line with the Government's hydrocarbon sector policies, RPL is currently selling the four controlled products, namely, LPG, gasoline, kerosene and diesel to the public sector oil companies. The Government's Oil Coordination Committee determines the price realisation for the sale of RPL's controlled products, based on the principle of import parity. The marketing of controlled products is to be deregulated with effect from April 1, 2002, as per the schedule announced by the Government. RPL has already applied for marketing rights for the controlled products as it meets all the criteria specified by the Government, and the Government has announced that marketing rights will be granted to RPL, along with other private sector companies.

16. RPL is also making investments in pipeline projects to facilitate distribution of petroleum products across the country in a seamless and cost effective manner. RPL has a 10% stake in Petronet India Limited, a holding company set up for creation of pipeline infrastructure for evacuation of petroleum products all over India. RPL also holds a 13% stake in Petronet VK Limited, which owns the 113 km long Vadinar Kandla Pipleine. This pipeline links RPL's refinery to the Kandla Bhatinda pipeline, providing access to the high growth north and north-west markets. The Central India Pipeline Project, which envisages setting up of 1,615 km pipeline serving landlocked markets in Central India has been approved by the Government. RPL will hold a 26% stake in the joint venture implementing this project.

17. RIL and RPL jointly appointed external experts viz. M/s S.B.Billimoria & Co. and Price Waterhouse on 11th February, 2002 to advise them on the fair share exchange ratio.

RATIONALE FOR THE AMALGAMATION

18. The key determinants for success in the global energy/chemicals sector are size, scale and integration. The proposed amalgamation of RPL with RIL is in line with these global trends, to achieve size, scale, integration and greater financial strength and flexibility, in the interests of maximising overall shareholder value.

19. The amalgamation of RPL with RIL has also been proposed in the context of factors such as the further progress in hydrocarbon sector reforms and deregulation in the country, dismantling of the administered price mechanism in the refining industry, the government's decision to grant marketing rights for transportation fuels to private sector companies, and the proposed disinvestment of domestic public sector oil companies, all of which have opened up new growth opportunities of substantial scale.

20. As separate entities, RIL and RPL are India's leading private sector companies with good future prospects. However, the Board of Directors of RIL and RPL believe that the amalgamated entity will create even greater value for their respective shareholders, than could be delivered as separate companies. The amalgamation will create India's only world scale, fully integrated, globally competitive energy company, with operations in oil and gas exploration and production (E&P), refining and marketing (R&M), petrochemicals, power, and textiles. The amalgamated entity, RIL, will enjoy global ranking in all its major businesses, and leading domestic market shares.

21. The amalgamated entity is likely to achieve higher long term financial returns than could be achieved by RIL and RPL on their own. The Board of Directors of RIL and RPL believe that making the manufacturing and other assets, financial, managerial and technical resources, personnel, capabilities, skills, expertise and technologies of RPL and RIL available to each other in the amalgamated entity, will lead to synergistic benefits, increased global competitiveness, cost reduction and efficiencies, productivity gains, and logistics advantages, thereby contributing to significant future growth.

22. The amalgamation, and the consequent benefits as outlined herein, will contribute to achievement of RPL and RIL's objectives of attaining leadership in the industry peer group, not only in terms of the assets base, revenues, production volumes and market share, but also in terms of total shareholder return.

23. The amalgamated entity's assets will include:

- offshore and onshore, deep and shallow water blocks of oil and gas exploration and production (E&P) acreage covering an area of approximately 175,000 square kms – India's largest private sector E&P player.
- 30% interest in the producing oil and gas fields at Panna, Mukta and Tapti.

- the largest grassroots refinery in the world, and the fifth largest refinery in the world, with capacity of 27 million tonnes per annum of petroleum products.
- retail marketing assets that may be set up for transportation fuels in the fast growing domestic Indian market, in accordance with approvals to be granted by the government.
- the world's 2nd largest capacities of partially oriented yarn (POY)/polyester staple fibre (PSF).
- the world's largest paraxylene plant with capacity of 1.4 million tonnes per annum (tpa), making RIL the world's 3rd largest producer.
- the world's 4th largest PTA capacity of over 1 million tpa.
- the world's 6th largest polypropylene capacity of 1 million tpa.

24. The combination of all these assets in the amalgamated entity will contribute to leadership in the energy and petrochemicals business, and increased business opportunities, thereby leading to maximisation of overall shareholder value.

25. RPL is the first and the only refinery to be setup in the private sector in India, pursuant to hydrocarbon sector reforms. RPL has achieved several corporate records in the initial nearly two years of its operations:
- RPL, on a standalone basis, is India's largest private sector company in terms of sales, and second only to RIL in terms of profit, net worth and assets.
- RPL has reported net profit of Rs. 1,269 crores and cash profit of Rs. 1,877 crores for the April-December 2001 period.
- RPL enjoys credit ratings of AA+ from CRISIL. Its rating was upgraded from BBB+ to AA+ within just about a year.
- Recently, RPL raised US$ 750 million in India's largest ever syndicated loan deal, reflecting the confidence of the international banking community in future prospects of the company.
- RPL is amongst the most complex refineries globally generating higher value addition and superior refining margins as compared to its peer group.
- The state-of-the-art, globally competitive RPL refinery has operated at 107% capacity utilisation rate during the first nine months of the current financial year.
- The dismantling of the administered price mechanism (APM) will provide growth opportunities for RPL.

26. RPL's inherent operational strengths, and the opportunities offered by proposed deregulation, will contribute to profits of the amalgamated entity, thereby further enhancing overall shareholder value.

27. The Board of Directors of RPL and RIL considered a number of factors in deciding to approve the amalgamation. The material factors they considered are those set out below:

A. Size, Scale, Integration and Financial Strength

The amalgamation will create India's largest private sector company, in terms of assets, net worth, sales and profits, and one of the world's largest and most integrated energy and petrochemicals companies. The amalgamated entity will have the ability to leverage on its large asset base, diverse range of products and services, and vast pool of intellectual capital, to enhance shareholder value. The amalgamation will result in increased financial strength and flexibility, and enhance the ability of the amalgamated entity to undertake large projects, thereby contributing to enhancement of future business potential of the companies. The Board of Directors of RIL and RPL believe that the integrated facilities of the amalgamated entity, leading market shares, and proprietary skill sets and capabilities, will provide a unique competitive advantage for future growth opportunities.

The Board of Directors of RIL and RPL believe that, in the context of the ongoing reforms in the hydrocarbon sector in the country, this combination of assets and resources, together with the amalgamated entity's financial strength and flexibility, will enable the pursuit of opportunities including setting up of marketing infrastructure for petroleum products in a short period, of substantial scale, which are available only to the most competitive international energy companies.

B. Global competitiveness

The integration of the manufacturing and other facilities of RPL and RIL will contribute to enhanced global competitiveness for the amalgamated entity, thereby increasing its ability to compete with its peer group in domestic and international markets.

C. Market leadership

The amalgamation will contribute towards strengthening Reliance's existing market leadership in all its major products. The amalgamated entity will be a major player in the energy and petrochemical sector, bringing together Reliance's leading positions in different product categories.

D. Industry consolidation

The Indian energy and petrochemicals industry is undergoing a consolidation phase, particularly in view of the government's approach towards hydrocarbon sector reforms and disinvestment of public sector enterprises. The amalgamated entity will have greater potential to effectively participate in this process of consolidation, through its enhanced financial strength and the increased ability to meet competition.

E. Strategic fit and site integration

The Board of Directors of RIL and RPL considered the complementary nature of the businesses of RIL and RPL, in terms of their commercial strengths, geographic profiles and site integration. The major part of the total asset base of the amalgamated entity will be located in the state of Gujarat, at Hazira and Jamnagar. This will enable the amalgamated entity to conduct operations in the most cost effective and efficient manner. The amalgamation will also enable optimal utilisation of various infrastructure and manufacturing assets, including utilities and other site facilities.

F. Synergies

The combination of upstream and downstream operations of RIL and RPL will create a unique level of integration for the amalgamated entity, spanning the entire value chain in the energy business. This will enable the amalgamated entity to achieve substantial savings in costs, significantly enhancing its earnings potential. The estimated cost savings are expected to flow from more focused operational efforts, rationalization, standardisation and simplification of business processes, productivity improvements, improved procurement, and the elimination of duplication.

G. Enhanced organizational capabilties

The amalgamated entity will benefit from improved organizational capability, arising from the combination of people from RIL and RPL who have the diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry. The amalgamated entity will also benefit from the proven leadership and management ability of both companies in all facets of the energy and petrochemicals business, and a consistent track record of success in executing key strategies.

H. Complimentary management strategies

RIL and RPL share common fundamental management philosophies. Both companies pursue sustainable growth within a conservative financial framework. In addition, it is expected that the amalgamated entity will adopt a dividend distribution policy in line with the existing policies of RPL and RIL. The two companies also share common corporate values. These values include protection of the environment, active support for the communities where they operate, promoting diversity and opportunity in the workforce and among business partners, and providing sustained returns to shareholders. The companies have a long and highly rewarding experience of working together, and the Board of Directors of RIL and RPL believe this will contribute to a smooth integration of the companies.

I. Other factors

(a) The amalgamation is expected to be beneficial to the shareholders of both, RIL and RPL. The amalgamation will enhance value for shareholders of both companies through the amalgamated entity's access to greater market resources. The amalgamation will enhance value for shareholders of RPL through the resulting large asset base and scale of operations, particularly RIL's upstream operations in oil and gas which will reduce exposure to imports of feedstock, access to RIL's strong corporate relationships built up over three decades, entry into new sectors, and access to the vast talent pool of RIL and its subsidiaries. RIL shareholders will benefit from the business of refining and marketing of petroleum products presently carried out by RPL, and the access to RPL's strong cash flows.

(b) Investments in oil and gas exploration and production, entry into retail marketing of transportation fuels in accordance with approvals that may be granted by the government, and participation in the disinvestment programme for public sector oil companies, will require additional resources on a substantial scale. The amalgamated entity will be better positioned to meet these increased resource requirements.

(c) The proposed deregulation of the marketing of 'controlled' petroleum products may entail setting up marketing infrastructure across various parts of the country, to meet the high demand of the Indian consumer base. The amalgamated entity will have the ability to successfully achieve this objective, particularly in view of the complementary track record of project management and implementation enjoyed by both companies.

(d) An integrated and synergistic approach will be essential to function more effectively in an increasingly competitive environment. Therefore, the Board of Directors of RPL and RIL believed that amalgamation of the two companies was desirable.

(e) The process of integration of operations of RPL with RIL is expected to be smooth in view of the existing strong relationships between the two companies.

28. The benefits that the Board of Directors of RIL and RPL expect to realize through amalgamation depend, in part, on the ability to successfully integrate the operations of both the companies. It is possible that the expected benefits may not be fully realized or that these expected benefits may not be realized in a timely or cost-effective manner.

29. The Scheme of amalgamation was placed before the Board of Directors of both RIL and RPL on March 3, 2002, at which time S.B.Billimoria & Co. and Price Waterhouse jointly recommended the share exchange ratio for the issue of shares by RIL to the shareholders of RPL upon the coming into effect of the scheme of amalgamation. Based on all of the aforesaid, the Board of Directors of both RIL and RPL approved the scheme on March 3, 2002.

30. The salient features of the Scheme of Amalgamation of the Transferor Company with the Transferee Company (the "Scheme") are as follows:

a) The "**Appointed Date**" for the Scheme shall be April 1, 2001.

b) **"Effective Date"** or **"coming into effect of the Scheme"** or **"effectiveness of the Scheme"** means the last of the dates on which all the orders, approvals, consents, conditions, matters or filings referred to in Clause 27 of the Scheme have been obtained or fulfilled ;

c) The "**Assets or Undertaking**" (as defined in the Scheme) of the Transferor Company comprises all the undertakings, the entire business, all the properties (whether movable or immovable, tangible or intangible), plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, railway sidings depots, deposits, all stocks, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, benefit of any deposits, financial assets, leases (including lease rights, prospecting leases and mining leases, if any), and hire purchase contracts and assets, lending contracts, benefit of any security arrangements, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, leases, licenses, fixed and other assets, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax benefits, loans or deferrals, title, interests, benefits and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company, including but without being limited to trade and service names, and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, authorisations, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet,

leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records in connection with or relating to the Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad.

d) The Scheme envisages that upon the coming into effect of the Scheme and with effect from the Appointed Date and subject to the provisions of the Scheme:

(i) The Undertaking of the Transferor Company shall, pursuant to the provisions of Section 394(2) of the Companies Act, 1956 (the "Act") without any further act, instrument or deed, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company as a going concern so as to become as and from the Appointed Date, the estate, assets, rights, title, interest and authorities of the Transferee Company.

(ii) Without prejudice to sub-clause (i) above, in respect of such of the assets of the Undertaking as are moveable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same may be so transferred by the Transferor Company, and shall, upon such transfer, become the property, estate, assets, rights, title, interest and authorities of the Transferee Company.

(iii) All the licenses, permits, quotas, approvals, permissions, incentives, sales tax deferrals, loans and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, rehabilitation schemes, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by and all rights and benefits that have accrued or which may accrue to the Transferor Companies shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, incentives, sales tax deferrals, loans and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, rehabilitation schemes, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions to the extent permissible under law.

(iv) All Assets, estate, rights, title, interest, licenses and authorities acquired by or permits quotas, approvals, permissions, incentives, sales tax deferrals, loans or benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, rehabilitation schemes, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by and/ or all rights and benefits that have accrued or which may accrue to the Transferor Companies after the Appointed Date and prior to the Effective Date in connection or in relation to the operation of the Undertaking shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, be and stand transferred to and vested or deemed to be transferred to and vested in the Transferee Company.

e) The Scheme provides that upon the coming into effect of the Scheme and with effect from the Appointed Date:

(i) All secured and unsecured debts, (whether in rupees or in foreign currency), all liabilities, duties and obligations of the Transferor Company along with any charge, encumbrance, lien or security thereon (hereinafter referred to as the "**said Liabilities**") shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, be and stand transferred to and vested in or deemed to have been transferred to and vested in, so as to become the debts, liabilities, duties and obligations of the Transferee Company, and further that it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, liabilities, duties and obligations have arisen in order to give effect to the provisions of this Clause. In so far as the Assets of the Transferor Company are concerned, the security or charge over such Assets or any part thereof, relating to any loans, debentures or borrowing of the Transferor Company, shall, without any further act or deed continue to relate to such Assets or any part thereof, after the Effective Date and shall not relate to or be available as security in relation to any or any part of the assets of the Transferee Company, save to the extent warranted by the terms of the existing security arrangements to which the Transferor Company and the Transferee Company are party, and consistent with the joint obligations assumed by them under such arrangement.

(ii) All debentures, bonds, notes or other debt securities of the Transferor Company, whether convertible into equity or otherwise, (the "**Transferor Company's Securities**"), shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed become securities of the Transferee Company and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in or deemed to have been transferred to and vested in and shall be exercised by or against the Transferee Company as if it were the Transferor Company in respect of the Transferor Company's Securities so transferred. If the Transferor Company's Securities are listed on any stock exchange, the same shall, subject to applicable regulations, be listed on the relevant stock exchange/s whether in India or abroad, where the Transferor Company's Securities were listed on the same terms and conditions unless otherwise modified in accordance with the provisions of the Scheme.

(iii) Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Company and the Transferee Company shall stand discharged and there shall be no liability in that behalf on either party.

(iv) Any debentures or notes, or other debt securities, if any, issued by the Transferor Company and held by the Transferee Company, and vice versa, shall, unless sold or transferred by the Transferor Company or the Transferee Company, as the case may be, at any time prior to the Effective Date, stand cancelled as on the Effective Date, and shall be of no effect and the Transferor Company or the Transferee Company, as the case may be, shall have no further obligation in that behalf.

f) The Scheme provides that :-

(i) Where any of the liabilities and obligations of the Transferor Company as on the Appointed Date transferred to the Transferee

Company have been discharged by the Transferor Company after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to have been for and on account of the Transferee Company.

(ii) All loans raised and utilized and all debts, duties, undertakings, liabilities and obligations incurred or undertaken by the Transferor Company in relation to or in connection with the Undertaking after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the debt, duties, undertakings, liabilities and obligations of the Transferee Company which shall meet, discharge and satisfy the same.

(iii) All estates, assets, rights, title, interests and authorities accrued to and/or acquired by the Transferor Company in relation to or in connection with the Undertaking after the Appointed Date and prior to the Effective Date shall have been deemed to have been accrued to and/or acquired for and on behalf of the Transferee Company and shall, upon the coming into effect of this Scheme, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to or vested in the Transferee Company to that extent and shall become the estates, assets, right, title, interests and authorities of the Transferee Company.

g) The Scheme provides that with effect from Appointed Date and up to the Effective Date:-

(i) The Transferor Company shall carry on and shall be deemed to have carried on all its business and activities as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of the Undertaking on account of, and for the benefit of and in trust for, the Transferee Company;

(ii) All the profits or incomes accruing or arising to the Transferor Company, or expenditure or losses arising or incurred (including the effect of taxes, if any, thereon) by the Transferor Company shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or expenditure or losses or taxes of the Transferee Company, as the case may be.

h) The scheme provides that with effect from the date of filing of this Scheme with the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad (whichever is earlier) and upto and including the Effective Date:

(i) The Transferor Company shall carry on its business and activities with reasonable diligence and business prudence and shall not, undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party, or sell, transfer, alienate, charge, mortgage or encumber or deal with the Undertaking save and except in each case in the following circumstances:

(ia) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad; or

(ib) if the same is expressly permitted by this Scheme; or

(ic) if written consent on the Transferee Company has been obtained.

(ii) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not, undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party, or sell, transfer, alienate, charge, mortgage or encumber or deal with the Undertaking save and except in each case in the following circumstances:

(iia) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad; or

(iib) if the same is expressly permitted by this Scheme; or

(iic) if written consent on the Transferor Company has been obtained.

(iii) The Transferor Company and the Transferee Company shall not make any change in their respective capital structure either by any increase, (by issue of equity or shares on a rights basis, bonus shares, convertible debentures or otherwise) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as defined below), except by mutual consent of the respective Boards of Directors of the Transferor Company and the Transferee Company or except as may be expressly permitted under the Scheme.

i) Upon the coming into effect of this Scheme, all suits, actions and proceedings by or against the Transferor Company pending and/ or arising on or before the Effective Date shall be continued and be enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been pending and/or arising by or against the Transferee Company.

j) Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of the Transferor Company or powers or authorities granted by or to it) of whatsoever nature to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, be in full force and effect against or in favour of the Transferee Company, as the case may be, and may be enforced as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary or obligee thereto. The Transferee Company shall, at any time prior to the Effective Date, wherever necessary, enter into, and/or issue and/or execute deeds, writings, confirmations, any tripartite arrangements or novations to which the Transferor Company will, if necessary, also be a party in order to give formal effect to the provisions of this Clause.

k) Upon the coming into effect of this Scheme:

(i) All the employees of the Transferor Company in service on the Effective Date, shall become the employees of the Transferee Company on such date without any break or interruption in service and on terms and conditions as to remuneration not less favourable than those subsisting with reference to the Transferor Company as on the said date. It is clarified that the employees of the Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies, and shall not be entitled to avail of any schemes and benefits that are applicable and available to any of the employees of the Transferee Company, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/settlement, if any, entered into by the Transferor Company with any union/employee of the Transferor Company.

(ii) The existing provident fund, gratuity fund, and pension and/or superannuation fund or trusts created by the Transferor Company or any other special funds created or existing for the benefit of the employees of the Transferor Company shall at an appropriate stage be transferred to the relevant funds of the Transferee Company and till such time shall be maintained separately. In the event that the Transferee Company does not have its own fund with respect to any such matters, the Transferee Company shall create its own funds to which the contributions pertaining to the employees of Transferor Company shall be transferred.

l) (i) Upon the coming into effect of this Scheme; and in consideration of the transfer of and vesting of the Undertaking and the Liabilities of the Transferor Company in the Transferee Company in terms of this Scheme, the Transferee Company shall without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Transferor Company whose names are recorded in the Register of Members (the "**Members**"), on a date (hereinafter referred to as the "**Record Date**") to be fixed by the Board of Directors of the Transferee Company or a committee of such Board of Directors, equity shares of Rs. 10/- (Rupees ten only) each, credited as fully paid up, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees ten only) in the Transferee Company for every 11 (eleven) equity shares of the face value of Rs. 10/- (Rupees ten only) each held in Transferor Company.

(the above ratio in which the shares of the Transferee Company are to be allotted to the shareholders of the Transferor Company by the Transferee Company is hereinafter referred to as the "**Share Exchange Ratio**").

The Share Exchange Ratio was arrived at based on the opinions of external experts viz. M/s. S.B. Billimoria & Co and Price Waterhouse, jointly appointed by RIL and RPL.

(ii) The shares or the share certificates of the Transferor Company in relation to the shares held by its Members (and the GDRs that have been issued representing the underlying shares in the Transferor Company) shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the Record Date. In so far as the issue of shares pursuant to sub-clause above is concerned, each of the Members holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a committee of such Board of Directors, to receive, either in certificate form or in dematerialised form, the shares of the Transferee Company in lieu thereof in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the Members, the shares of the Transferee Company shall be issued to such members in certificate form. Those of the Members exercising the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the shares of the Transferee Company. It is clarified that each of the Members holding shares in dematerialised form shall be issued the shares of the Transferee Company in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services Limited on the Record Date.

m) (i) Equity shares of the Transferor Company, if any, held by the Transferee Company on the Record Date shall be cancelled and shall be deemed to have been cancelled without any further act or deed, and no shares of the Transferee Company are required to be issued in lieu thereof.

(ii) Equity shares of the Transferee Company, if any, held by the Transferor Company on the Record Date shall be cancelled without any further act or deed, and no shares of the Transferee Company are required to be issued in lieu thereof.

(iii) In respect of equity shares of the Transferor Company where calls are in arrears, without prejudice to any remedies that the Transferor Company or the Transferee Company, as the case may be, shall have in this behalf, the Transferee Company shall not be bound to issue any shares of the Transferee Company (whether partly paid or otherwise) nor to confirm any entitlement to such holder until such time as the calls-in-arrears are paid.

(iv) In so far as the forfeited shares of the Transferor Company is concerned, no shares shall be issued by the Transferee Company in lieu thereof.

(v) Shares of the Transferee Company to be issued in accordance with the Share Exchange Ratio, in relation to the shares of the Transferor Company held by Reliance Industrial Investments and Holdings Limited (RIIHL) shall, without any further application, act, instrument or deed, be issued and allotted directly to individual trustee or a board of trustees (including the survivors or survivor of any of the trustees comprising such board of trustees) or a corporate trustee (the "**Trustee**") who shall hold such shares with all additions or accretions thereto in trust for the benefit of RIIHL and its successor or successors subject to the powers, provisions, discretions, rights and agreements contained in the instrument (the "**Trust Deed**") establishing the aforesaid trust (the "**Trust**") for a period of 5(five) years (the "**Term**"). The Trustees shall have the sole discretion, if it is deemed so necessary, to vary the Term in accordance with the provisions of the Trust Deed. During the Term or such varied Term as may be determined by the Trustee, the Trustee may realise value in relation to such shares and in such manner as is appropriate in accordance with the provisions of the Trust Deed and act in the best interest of the beneficiary(ies). The constitution of the Trust, and the functions and powers of the Trustee shall be set forth in the Trust Deed. The obligations of the Trustee shall stand discharged and the Trust shall stand terminated in accordance with the provisions of the Trust Deed.

n) No certificate(s) shall be issued in respect of fractional entitlements, if any, by the Transferee Company, to which the Members may be entitled on issue and allotment of shares of the Transferee Company as per the Share Exchange Ratio. The Board of Directors of the Transferee Company shall, instead consolidate all such fractional entitlements and thereupon issue and allot equity shares in lieu thereof to a director or an officer of the Transferee Company or such other person as the Board of Directors of the Transferee Company shall appoint in this behalf who shall hold the shares in trust on behalf of the Members entitled to fractional entitlements with the express understanding that such director(s) or officer(s) or person(s) shall sell the same in the market at such time or times and at such price or prices in the market and to such person or persons, as it/he/they deem fit, and pay to the Transferee Company, the net sale proceeds thereof, whereupon the Transferee Company shall distribute such net sale proceeds to the Members in proportion to their respective fractional entitlements.

o) Equity shares issued and allotted by the Transferee Company in accordance with the Share Exchange Ratio shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividends, if any, that may be declared by the Transferee Company, on or after the Effective Date.

p) Equity shares of the Transferee Company issued in accordance with the Share Exchange Ratio shall be listed on the relevant stock exchange/s in India, only where the existing equity shares of the Transferee Company are presently listed.

q) (i) Upon the coming into effect of this Scheme, and the issue of shares in the Share Exchange Ratio by the Transferee Company, the Transferee Company shall instruct its depository (the "**Depository**") in respect of the existing global depository receipts (the "**GDRs**") of the Transferee Company to issue GDRs of the Transferee Company to the existing GDR holders of the Transferor Company in an appropriate manner, in accordance with the terms of the deposit agreement entered into amongst the Transferee Company, the Bank of New York and all registered holders of and beneficial owners from time to time of the GDRs of the Transferee Company (the "**Deposit Agreement**"). The Transferee Company and the Depository shall enter into such further documents as may be necessary and appropriate in this behalf, which shall contain all detailed terms and conditions of such issue.

(ii) The Transferee Company shall take all such steps and do all such acts, deeds and things as may be necessary for the issue of GDRs, for listing the GDRs on the Luxembourg Stock Exchange and, if deemed, necessary, for the registration of the GDRs under the Securities Act of 1933, as amended, of the United States of America (the "**Securities Act**") on Form F-6.

(iii) The GDRs issued to the existing GDR holders of the Transferor Company shall be similar in all material respects with the existing GDRs of the Transferee Company.

(iv) The equity shares underlying the GDRs issued to the existing GDR holders of the Transferor Company will not be registered under the Securities Act in reliance upon the exemption from registration contained in Section 3(a)(10) of the Securities Act. To obtain this exemption, the Transferee Company will rely on the approval of the Scheme by the High Court of Gujarat at Ahmedabad and the High Court of Maharashtra at Mumbai following the hearing by each court. However the GDRs to be issued will be, if deemed necessary, registered on Form F-6, as required by the Securities Act.

(v) If, on account of the Share Exchange Ratio, fractional GDRs of the Transferee Company have to be issued, then, in accordance with Section 4.03 of the Deposit Agreement, in lieu of delivering receipts for fractional GDRs the Depository may, in its discretion, sell the shares represented by the aggregate of such fractions, at public or private sale, at such place or places and at such price or prices as it may deem proper, and distribute the net proceeds of any such sale in accordance with the terms of the Deposit Agreement.

r) This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the members of the Transferor Company and the Transferee Company as required under the Act and the requisite orders of the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad above being obtained;

(ii) Such other sanctions and approvals including sanctions of any governmental or regulatory authority, creditor, lessor, or contracting party as may be required by law or contract in respect of the Scheme being obtained; and

(iii) The certified copies of the court orders referred to in this Scheme being filed with the Registrar of Companies, Maharashtra and the Registrar of Companies, Gujarat.

The Members are requested to read the entire text of the Scheme to get better acquainted with the provisions thereof as stated above. The aforesaid are only the main clauses thereof.

31. The Transferor Company is not a subsidiary of the Transferee Company in any manner whatsoever as provided in section 4 of the Companies Act, 1956.

32. There is no likelihood that any creditor of the Applicant Company would lose or be prejudiced as a result of the Scheme being passed. The latest audited accounts of the Transferor Company and the Transferee Company indicates that the Transferor Company and the Transferee Company are in a solvent position and the amalgamated company would emerge stronger and thus be able to meet the liabilities as they arise in the course of business. Hence, the Scheme will not adversely affect the interests of any of the creditors.

33. The Scheme provides that in the event the Scheme fails to take effect by December 31, 2002 or by such later date as may be agreed to by the respective Boards of Directors of each of the Transferor Company and the Transferee Company, the Scheme would become null and void and in that event no rights and liabilities whatsoever would accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case each of the Companies shall bear its own costs or as may be mutually agreed amongst themselves.

34. The Directors of each of the Transferor Company and the Transferee Company may be deemed to be concerned and/or interested in the Scheme to the extent of their shareholding in the Companies, or to the extent the said Directors are common Directors in both the Companies.

or to the extent the said Directors are the partners, directors, members of the companies, firms, association of persons, bodies corporate and/or beneficiary of trust, that hold shares in any of the Companies.

35. The present details of Directors of RIL and their shareholding in RPL and RIL are follows:

Name of Director	Age (years)	Position	Equity Shares held in RIL	Equity Shares held in RPL
Shri Dhirubhai H. Ambani	69	Chairman	18,68,790	15,79,600
Shri Mukesh D. Ambani	44	Vice Chairman and Managing Director	18,57,878	500
Shri Anil D. Ambani	42	Managing Director	18,59,226	500
Shri Nikhil R. Meswani	36	Executive Director	1,21,174	—
Shri Hital R. Meswani	33	Executive Director	87,930	—
Shri Hardev Singh Kohli	68	Executive Director	1,110	—
Shri Ramniklal H. Ambani	77	Director	2,07,897	—
Shri Udupi Mahesh Rao	63	Nominee Director - GIC	—	—
Shri Sankaranarayanan Venkitaramanan	70	Nominee Director - ICICI	—	—
Shri Mansingh L. Bhakta	70	Director	1,00,246	2,91,400
Shri Tonse Ramesh U. Pai	77	Director	32,526	2,500
Shri Yogendra P. Trivedi	73	Director	24,000	—
Dr. Dharamvir Kapur	73	Director	2,000	—
Shri Mahesh Prasad Modi	62	Director	—	—

36. The present details of Directors of RPL and their shareholding in RPL and RIL are as follows:

Name of Director	Age (years)	Position	Equity Shares held in RPL	Equity Shares held in RIL
Shri Dhirubhai H. Ambani	69	Chairman	15,79,600	18,68,790
Shri Mukesh D. Ambani	44	Vice Chairman	500	18,57,878
Shri Anil D. Ambani	42	Managing Director	500	18,59,226
Shri Nikhil R. Meswani	36	Director	—	1,21,174
Shri Hital R. Meswani	33	Director	—	87,930
Shri Mansingh L. Bhakta	70	Director	2,91,400	1,00,246
Shri Ravinder K. Narang	63	Wholetime Director	—	—
Vice Admiral Kewal K. Nayyar (Retd.)	72	Nominee Director – ICICI	—	—
Shri Kanwal K. Malhotra	74	Director	200	—
Shri Swethadrivas R. Setlur	67	Director	1,400	—
Shri Lalit Bhasin	63	Director	—	—

37. This Scheme will have no effect on the interests of each of the Directors of the Companies except in their capacity as shareholders of the Companies. Particulars of the interests of such Directors are available for inspection at the respective Registered Offices of the Transferee Company and the Transferor Company.

38. No investigation proceedings have been instituted or are pending under Sections 235 and 250A of the Companies Act, 1956 against the Applicant Company. However, the Central Government has issued an order for inspection of the books of account of the Applicant Company under Section 209A of the Act, which is in progress.

39. Inspection of the following documents may be had at the Registered Office of the Applicant Company on any working day (except Saturday) prior to the date of the meeting, during office hours.

(i) the Order dated the 8th day of March, 2002, of the High Court of Judicature at Bombay passed in Company Application No. 133 of 2002 directing the convening of the meeting of the equity shareholders of the Applicant Company.

(ii) the Scheme of amalgamation.

(iii) the Memorandum and Articles of Association of the Transferor Company and the Transferee Company.

(iv) the Annual Report of the Transferor Company and the Transferee Company for the year ended March 31, 2001.

(v) the Report of S.B.Billimoria & Co. and Price Waterhouse on the fair Share Exchange Ratio.

This statement may be treated as the statement under Section 173 and also Section 393 of the Companies Act, 1956. A copy of the Scheme and this statement may be obtained from the Registered Office of the Applicant Company.

Dated this 9th day of March, 2002.

Dhirubhai H. Ambani
Chairman appointed for the meeting.

Registered Office:
3rd Floor, Maker Chambers IV,
222, Nariman Point,
Mumbai 400 021, India

SCHEME OF AMALGAMATION OF

Reliance Petroleum Limited

the TRANSFEROR COMPANY

with

Reliance Industries Limited

the TRANSFEREE COMPANY

PART I - GENERAL

1. This Scheme of Amalgamation (hereinafter referred to as the "**Scheme**") provides for the amalgamation of Reliance Petroleum Limited with Reliance Industries Limited, pursuant to Sections 391 to 394 and other relevant provisions of the Act.

2. In this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meanings:

"**Act**" means the Companies Act, 1956 including any statutory modification(s) or re-enactment(s) thereof;

"**Appointed Date**" means April 1, 2001;

"**Assets**" or "**Undertaking**" means and includes all the undertakings, the entire business, all the properties (whether movable or immovable, tangible or intangible), plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, railway sidings, depots, deposits, all stocks, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, benefit of any deposits, financial assets, leases (including lease rights, prospecting leases and mining leases, if any), and hire purchase contracts and assets, lending contracts, benefit of any security arrangements, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, leases, licenses, fixed and other assets, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, loans, title, interests, other benefits (including tax benefits) and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company, including but without being limited to trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, authorisations, permits, approvals, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records in connection with or relating to the Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad.

"**Effective Date**" or "**coming into effect of this Scheme**" or "**effectiveness of this Scheme**" means the last of the dates on which all the orders, approvals, consents, conditions, matters or filings referred to in Clause 27 hereof have been obtained or fulfilled ;

"**GDRs**" means global depositary receipts issued pursuant to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993 as modified up to date and other applicable laws, and where relevant shall include the underlying equity shares relating thereto;

"**RIL** or **Transferee Company**" means Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021, India;

"**RIIHL**" means Reliance Industrial Investments and Holdings Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021, India, at present a wholly owned subsidiary of RIL;

"**RPL**" or "**Transferor Company**" means Reliance Petroleum Limited, a company incorporated under the Companies Act, 1956, and having its registered office at Village Motikhavdi, P.O. Digvijay Gram, Dist. Jamnagar, Gujarat 361 140;

All terms and words not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contract Regulation Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations, bye-laws, as the case may be or any statutory modification or re-enactment thereof from time to time.

PART II - SHARE CAPITAL

3. (a) The share capital of the Transferor Company as of December 31, 2001 is as under:

Authorised	(Rs. in Crores)
600,00,00,000 equity shares of Rs. 10/- each	6000.00
30,00,00,000 preference shares of Rs. 10/- each	300.00
70,00,00,000 unclassified shares of Rs. 10/- each	700.00
	7000.00
Issued Share Capital	
520,30,47,100 equity shares of Rs. 10/- each	5,203.05
Nil 12.56% preference shares of Rs. 10/- each	----
Subscribed and Paid-up Share Capital	
520,16,66,900 equity shares of RS. 10/- each fully paid up	5201.67
Less : Calls in arrears by others	2.41
Add: Forfeited Shares-Amount originally paid up	0.44
	5199.70

Notes:

(1) 390,51,43,600 equity shares were allotted on conversion of Debentures/Bonds and exercise of Warrants.

(2) GDRs representing 5,34,75,010 underlying equity shares are outstanding

(b) The share capital of the Transferee Company as of December 31, 2001 is as under:

Authorised	(Rs. in Crores)
120,00,00,000 Equity Shares of Rs. 10/- each	1200.00
10,00,00,000 Preference Shares of Rs. 100/- each	1000.00
	2200.00
Issued, Subscribed and Paid-up	
105,37,57,027 Equity Shares of Rs. 10/- each fully paid up	1053.76
Less: Calls in arrears by others (approx)	0.20
	1053.56

Notes:

1. (i) 48,17,70,552 shares were allotted as Bonus Shares by capitalisation of Share Premium and Reserves.

   (ii) 18,05,78,290 shares were allotted pursuant to Schemes of Amalgamation without payments being received in cash.

   (iii) 33,04,27,345 shares were allotted on conversion/ surrender of Debentures and Bonds, conversion of Term Loans, exercise of warrants, against Global Depository Shares and re-issue of forfeited equity shares.

2. The Company has reserved issuance of 5,26,87,851 Equity Shares of Rs. 10 each for offering to employees under Employees Stock Option (ESOP).

PART III - TRANSFER AND VESTING

4. (a) Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to the provisions of this Scheme, the Undertaking shall, pursuant to Section 394(2) of the Act, without any further act, instrument or deed, be and stand transferred to and vested in and/or be deemed to have been and stand transferred to and vested in the Transferee Company as a going concern so as to become as and from the Appointed Date, the estate, assets, rights, title and interests and authorities of the Transferee Company.

(b) Without prejudice to sub-clause (a) above, in respect of such of the assets of the Undertaking as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same may be so transferred by the Transferor Company, and shall, upon such transfer, become the property, estate, assets, rights, title, interest and authorities of the Transferee Company.

(c) All the licenses, permits, quotas, approvals, permissions, incentives, sales tax deferrals, loans, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, rehabilitation schemes, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by and all rights and benefits that have accrued, which may accrue to the Transferor Company shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, be and stand transferred to and vested in and or be deemed to have been transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date the licenses, permits, quotas, approvals, permissions, incentives, sales tax deferrals, loans , subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, rehabilitation schemes, special status and other benefits or

privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions to the extent permissible under law. It is hereby clarified that all inter party transactions between the Transferor Company and the Transferee Company shall be considered as intra party transactions for all purposes from the Appointed Date.

(d) All Assets, estate, rights, title, interest, licenses and authorities acquired by or permits, quotas, approvals, permissions, incentives, sales tax deferrals, loans or benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, rehabilitation schemes and other assets, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by and/or all rights and benefits that have accrued or which may accrue to the Transferor Company after the Appointed Date and prior to the Effective Date in connection or in relation to the operation of the Undertaking shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, be and stand transferred to and vested or deemed to have been transferred to and vested in the Transferee Company.

5. Upon the coming into effect of this Scheme and with effect from the Appointed Date:

(a) All secured and unsecured debts, (whether in rupees or in foreign currency), all liabilities, duties and obligations of the Transferor Company along with any charge, encumbrance, lien or security thereon (hereinafter referred to as the "**said Liabilities**") shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, be and stand transferred to and vested in or deemed to have been transferred to and vested in, so as to become the debts, liabilities, duties and obligations of the Transferee Company, and further that it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, liabilities, duties and obligations have arisen in order to give effect to the provisions of this Clause. It is clarified that in so far as the Assets of the Transferor Company are concerned, the security or charge over such Assets or any part thereof, relating to any loans, debentures or borrowing of the Transferor Company, shall, without any further act or deed continue to relate to such Assets or any part thereof, after the Effective Date and shall not relate to or be available as security in relation to any or any part of the assets of the Transferee Company, save to the extent warranted by the terms of the existing security arrangements to which the Transferor Company and the Transferee Company are party, and consistent with the joint obligations assumed by them under such arrangement.

(b) (i) All debentures, bonds, notes or other debt securities of the Transferor Company, whether convertible into equity or otherwise, (the "**Transferor Company's Securities**"), shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed become securities of the Transferee Company and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in or deemed to have been transferred to and vested in and shall be exercised by or against the Transferee Company as if it were the Transferor Company in respect of the Transferor Company's Securities so transferred. If the Transferor Company's Securities are listed on any stock exchange, the same shall, subject to applicable regulations, be listed on the relevant stock exchange/s whether in India or abroad, where the Transferor Company's Securities were listed on the same terms and conditions unless otherwise modified in accordance with the provisions hereof.

(ii) Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Company and the Transferee Company shall stand discharged and there shall be no liability in that behalf on either party.

(iii) Any debentures or notes, or other debt securities, if any, issued by the Transferor Company and held by the Transferee Company, and vice versa, shall, unless sold or transferred by the Transferor Company or the Transferee Company, as the case may be, at any time prior to the Effective Date, stand cancelled as on the Effective Date, and shall be of no effect and the Transferor Company or the Transferee Company, as the case may be, shall have no further obligation in that behalf.

(c) (i) Where any of the liabilities and obligations of the Transferor Company as on the Appointed Date transferred to the Transferee Company have been discharged by the Transferor Company after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to have been for and on account of the Transferee Company.

(ii) All loans raised and utilized and all debts, duties, undertakings, liabilities and obligations incurred or undertaken by the Transferor Company in relation to or in connection with the Undertaking after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee

Company and shall become the debt, duties, undertakings, liabilities and obligations of the Transferee Company which shall meet, discharge and satisfy the same.

(iii) All estates, assets, rights, title, interests and authorities accrued to and/or acquired by the Transferor Company in relation to or in connection with the Undertaking after the Appointed Date and prior to the Effective Date shall have been deemed to have been accrued to and/or acquired for and on behalf of the Transferee Company and shall, upon the coming into effect of this Scheme, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to or vested in the Transferee Company to that extent and shall become the estates, assets, right, title, interests and authorities of the Transferee Company.

6. (a) With effect from Appointed Date and up to the Effective Date:

(i) The Transferor Company shall carry on and shall be deemed to have carried on all its business and activities as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of the Undertaking on account of, and for the benefit of and in trust for, the Transferee Company;

(ii) All the profits or incomes accruing or arising to the Transferor Company, or expenditure or losses arising or incurred (including the effect of taxes, if any, thereon) by the Transferor Company shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or expenditure or losses or taxes of the Transferee Company, as the case may be.

(b) With effect from the date of filing of this Scheme with the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad (whichever is earlier) and upto and including the Effective Date:

(i) The Transferor Company shall carry on its business and activities with reasonable diligence and business prudence and shall not, undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party, or sell, transfer, alienate, charge, mortgage or encumber or deal with the Undertaking save and except in each case in the following circumstances:

(ia) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad; or

(ib) if the same is expressly permitted by this Scheme; or

(ic) if written consent on the Transferee Company has been obtained.

(ii) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not, undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party, or sell, transfer, alienate, charge, mortgage or encumber or deal with the Undertaking save and except in each case in the following circumstances:

(iia) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad; or

(iib) if the same is expressly permitted by this Scheme; or

(iic) if written consent on the Transferor Company has been obtained.

(iii) The Transferor Company and the Transferee Company shall not make any change in their respective capital structure either by any increase, (by issue of equity or shares on a rights basis, bonus shares, convertible debentures or otherwise) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as defined in Clause 10(a) below), except by mutual consent of the respective Boards of Directors of the Transferor Company and the Transferee Company or except as may be expressly permitted under this Scheme.

7. (a) Upon the coming into effect of this Scheme, all suits, actions and proceedings by or against the Transferor Company pending and/or arising on or before the Effective Date shall be continued and be enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been pending and/or arising by or against the Transferee Company.

(b) The Transferee Company undertakes to have all legal or other proceedings initiated by or against the Transferor Company referred to in sub-clause (a) above transferred to its name and to have the same continued, prosecuted and enforced by or against the Transferee Company.

8. (a) Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses

and other assurances in favour of the Transferor Company or powers or authorities granted by or to it) of whatsoever nature to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, be in full force and effect against or in favour of the Transferee Company, as the case may be, and may be enforced as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary or obligee thereto. The Transferee Company shall, at any time prior to the Effective Date, wherever necessary, enter into, and/or issue and/or execute deeds, writings, confirmations, any tripartite arrangements or novations to which the Transferor Company will, if necessary, also be a party in order to give formal effect to the provisions of this Clause.

(b) The Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which the Transferor Company is a party or any writings as may be necessary to be executed in order to give formal effect to the above provisions. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Company to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Company .

9. Upon the coming into effect of this Scheme:

(a) All the employees of the Transferor Company in service on the Effective Date, shall become the employees of the Transferee Company on such date without any break or interruption in service and on terms and conditions as to remuneration not less favourable than those subsisting with reference to the Transferor Company as on the said date. It is clarified that the employees of the Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies, and shall not be entitled to avail of any schemes and benefits that are applicable and available to any of the employees of the Transferee Company, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by the Transferor Company with any union/employee of the Transferor Company.

(b) The existing provident fund, gratuity fund, and pension and/or superannuation fund or trusts created by the Transferor Company or any other special funds created or existing for the benefit of the employees of the Transferor Company shall at an appropriate stage be transferred to the relevant funds of the Transferee Company, and till such time, shall be maintained separately. In the event that the Transferee Company does not have its own fund with respect to any such matters, the Transferee Company shall create its own funds to which the contributions pertaining to the employees of Transferor Company shall be transferred.

PART IV - REORGANISATION OF CAPITAL

10. (a) Upon the coming into effect of this Scheme, and in consideration of the transfer of and vesting of the Undertaking and the Liabilities of the Transferor Company in the Transferee Company in terms of this Scheme, the Transferee Company shall without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Transferor Company whose names are recorded in the Register of Members (the " **Members**"), on a date (hereinafter referred to as the "**Record Date**") to be fixed by the Board of Directors of the Transferee Company or a committee of such Board of Directors, equity shares of Rs. 10/- (Rupees ten only) each, credited as fully paid up, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees ten only) in the Transferee Company for every 11 (eleven) equity shares of the face value of Rs. 10/- (Rupees ten only) each held in Transferor Company.

(the above ratio in which the shares of the Transferee Company are to be allotted to the shareholders of the Transferor Company by the Transferee Company is hereinafter referred to as the "**Share Exchange Ratio**").

(b) The shares or the share certificates of the Transferor Company in relation to the shares held by its Members (and the GDRs that have been issued representing the underlying shares in the Transferor Company) shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the Record Date. In so far as the issue of shares pursuant to sub-clause (a) above is concerned, each of the Members holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a committee of such Board of Directors, to receive, either in certificate form or in dematerialised form, the shares of the Transferee Company in lieu thereof in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the Members, the shares of the Transferee Company shall be issued to such members in certificate form. Those of the Members exercising the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat

dematerialised securities account of such member with the shares of the Transferee Company. It is clarified that each of the Members holding shares in dematerialised form shall be issued the shares of the Transferee Company in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services Limited on the Record Date.

11. (a) Equity shares of the Transferor Company, if any, held by the Transferee Company on the Record Date shall be cancelled and shall be deemed to have been cancelled without any further act or deed, and no shares of the Transferee Company are required to be issued in lieu thereof.

(b) Equity shares of the Transferee Company, if any, held by the Transferor Company on the Record Date shall be cancelled without any further act or deed, and no shares of the Transferee Company are required to be issued in lieu thereof.

(c) In respect of equity shares of the Transferor Company where calls are in arrears, without prejudice to any remedies that the Transferor Company or the Transferee Company, as the case may be, shall have in this behalf, the Transferee Company shall not be bound to issue any shares of the Transferee Company (whether partly paid or otherwise) nor to confirm any entitlement to such holder until such time as the calls-in-arrears are paid.

(d) In so far as the forfeited shares of the Transferor Company is concerned, no shares shall be issued by the Transferee Company in lieu thereof.

(e) Shares of the Transferee Company to be issued in accordance with this Scheme, in relation to the shares of the Transferor Company held by RIIHL shall, without any further application, act, instrument or deed be issued and allotted directly to individual trustee or a board of trustees (including the survivors or survivor of any of the trustees comprising such board of trustees) or a corporate trustee (the **"Trustee"**), who shall hold such shares with all additions or accretions thereto in trust for the benefit of RIIHL and its successor or successors subject to the powers, provisions, discretions, rights and agreements contained in the instrument (the **"Trust Deed"**) establishing the aforesaid trust (the **"Trust"**) for a period of 5(five) years (the **"Term"**). The Trustees shall have the sole discretion, if it is deemed necessary, to vary the Term in accordance with the provisions of the Trust Deed. During the Term or such varied Term as may be determined by the Trustee, the Trustee may realise value in relation to such shares and in such manner as is appropriate in accordance with the provisions of the Trust Deed and act in the best interest of the beneficiary(ies). The constitution of the Trust, and the functions and powers of the Trustee shall be set forth in the Trust Deed. The obligations of the Trustee shall stand discharged and the Trust shall stand terminated in accordance with the provisions of the Trust Deed.

12. No certificate(s) shall be issued in respect of fractional entitlements, if any, by the Transferee Company, to which the Members may be entitled on issue and allotment of shares of the Transferee Company as aforesaid in Clause 10(a). The Board of Directors of the Transferee Company shall, instead consolidate all such fractional entitlements and thereupon issue and allot equity shares in lieu thereof to a director or an officer of the Transferee Company or such other person as the Board of Directors of the Transferee Company shall appoint in this behalf who shall hold the shares in trust on behalf of the Members entitled to fractional entitlements with the express understanding that such director(s) or officer(s) or person(s) shall sell the same in the market at such time or times and at such price or prices in the market and to such person or persons, as it/he/they deem fit, and pay to the Transferee Company, the net sale proceeds thereof, whereupon the Transferee Company shall distribute such net sale proceeds to the Members in proportion to their respective fractional entitlements.

13. Equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividends, if any, that may be declared by the Transferee Company, on or after the Effective Date.

14. Equity shares of the Transferee Company issued in terms of this Scheme shall be listed on the relevant stock exchange/s in India, only where the existing equity shares of the Transferee Company are presently listed.

15. Upon the coming into effect of this Scheme, and the issue of shares in the Share Exchange Ratio by the Transferee Company pursuant to the provisions of this Scheme, the Transferee Company shall instruct its depository (the **"Depository"**) in respect of the existing global depository receipts (the **"GDRs"**) of the Transferee Company to issue GDRs of the Transferee Company to the existing GDR holders of the Transferor Company in an appropriate manner, in accordance with the terms of the deposit agreement entered into amongst the Transferee Company, the Bank of New York and all registered holders of and beneficial owners from time to time of the GDRs of the Transferee Company (the **"Deposit Agreement"**). The Transferee Company and the Depository shall enter into such further documents as may be necessary and appropriate in this behalf, which shall contain all detailed terms and conditions of such issue.

16. The Transferee Company shall take all such steps and do all such acts, deeds and things as may be necessary for the issue of GDRs pursuant to Clause 15, for listing the GDRs on the Luxembourg Stock Exchange and, if deemed necessary, for the registration of the GDRs under the Securities Act of 1933, as amended, of the United States of America (the **"Securities Act"**) on Form F-6.

17. The GDRs issued to the existing GDR holders of the Transferor Company pursuant to Clause 15 shall be similar in all material respects with the existing GDRs of the Transferee Company.

18. The equity shares underlying the GDRs issued to the existing GDR holders of the Transferor Company will not be registered under the Securities Act in reliance upon the

exemption from registration contained in Section 3(a)(10) of the Securities Act. To obtain this exemption, the Transferee Company will rely on the approval of the Scheme by the High Court of Gujarat at Ahmedabad and the High Court of Maharashtra at Mumbai following the hearing by each court. However the GDRs to be issued will be, if deemed necessary, registered on Form F-6, as required by the Securities Act.

19. If, on account of the Share Exchange Ratio, fractional GDRs of the Transferee Company have to be issued, then, in accordance with Section 4.03 of the Deposit Agreement, in lieu of delivering receipts for fractional GDRs the Depository may, in its discretion, sell the shares represented by the aggregate of such fractions, at public or private sale, at such place or places and at such price or prices as it may deem proper, and distribute the net proceeds of any such sale in accordance with the terms of the Deposit Agreement.

PART V - GENERAL TERMS AND CONDITIONS

20. (a) With effect from the date of filing of this Scheme with the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad (whichever is earlier) and upto and including the Effective Date, the Transferor Company and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders in respect of the accounting period after the Appointed Date and prior to the Effective Date, provided that the Transferor Company shall not make any such declaration, except with the prior approval of the Board of Directors of the Transferee Company.

(b) Until the coming into effect of this Scheme, the holder of equity shares of the Transferor Company and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective articles of association including the right to receive dividends.

(c) It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of any of the Transferor Company and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective boards of directors of the Transferor Company and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Company and the Transferee Company, respectively.

21. (a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities of the Transferor Company in the books of the Transferee Company, the fair value of the assets and liabilities of the Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(b) Any excess of the fair value of the net assets (determined as per sub-clause (a) above) of the Transferor Company over the paid-up value of the shares to be issued and allotted pursuant to this Scheme (including in terms of Clauses 10 and 11 hereof), shall be accounted for and dealt with in the books of the Transferee Company as follows:

(i) The balances in "Debenture Redemption Reserve", "Capital Reserve" and the "Profit and Loss Account" of the Transferor Company shall be transferred and aggregated to the corresponding Debenture Redemption Reserve, Capital Reserve and the Profit and Loss Account, as the case may be, in the books of the Transferee Company;

(ii) The net balance thereof shall be credited by the Transferee Company to its "Securities Premium Account".

(c) If considered appropriate for the purpose of application of uniform accounting methods and policies betwee[n] the Transferor Company and the Transferee Company, the Transferee Company may make suitable adjustments and reflect the effect thereof in the General Reserve of the Transferee Company.

22. Upon the coming into effect of this Scheme:

(a) the resolutions, if any, of the Transferor Company, which are valid and subsisting on the Effective Date, shall be continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have upper monetary or other limits being imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added and shall constitute the aggregate of the said limits in the Transferee Company.

(b) the borrowing limits of the Transferee Company in terms of Section 293(1)(d) of the Act shall, without any further act, instrument or deed, stand enhanced by an amount equivalent to 50% of the aggregate value of the paid up share capital and free reserves of th[e] Transferee Company (apart from temporary loans obtained from the bankers in the ordinary course o[f] business) over and above the value of the paid up share capital and free reserves of the Transferee Company.

23. The Transferor Company shall with all reasonable despatch make all applications/petitions under Sections 391 and 394 and other applicable provisions of the Act to the High Cour[t] of Gujarat at Ahmedabad for sanctioning of this Scheme and for its dissolution without winding up under the provisions of law, and obtain all approvals as may be required under law.

24. The Transferee Company shall also with all reasonable despatch, make all applications/petitions under Sections 391 and 394 and other applicable provisions of the Act to the High Court of Judicature at Bombay for sanctioning o[f] this Scheme under the provisions of law, and obtain al[l] approvals as may be required under law.

25. Upon the coming in to effect of this Scheme:

(a) Clause V of the Memorandum of Association and Article 5(a) of the Articles of Association of the Transferee Company (relating to the authorised share capital) shall, without any further act, instrument or deed, be and stand altered, modified and amended pursuant to Sections 16, 31, 94 and 394 and other applicable provisions of the Act, as the case may be, in the manner set out below and be replaced by the following clause:

"The authorised share capital of the Company is Rs. 3000,00,00,000 (Rupees Three Thousand Crores only) consisting of 250,00,00,000 (Two Hundred and Fifty Crore) equity shares of Rs. 10/- (Rupees Ten Only) each and 50,00,00,000 (Fifty Crore) preference shares of Rs. 10/- (Rupees Ten Only) each, with power to increase or reduce the capital of the Company and to divide the shares in the capital for the time being into several classes and to attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or in accordance with the Articles of Association of the Company and to vary, modify, amalgamate or abrogate any such rights, privileges or conditions in such manner as may be for the time being be provided by the Articles of Association of the Company."

(b) The Board of Directors, (or any committee thereof) of the Transferor Company shall without any further, act, instrument or deed be and stand dissolved.

26. (a) The Transferor Company and the Transferee Company may assent from time to time on behalf of all persons concerned to any modifications or amendments or additions to this Scheme or to any conditions or limitations which either the Boards of Directors or a committee or committees of the concerned Board or any Director authorised in that behalf by the concerned Board of Directors (hereinafter referred to as the "**Delegates**") of the Transferor Company and the Transferee Company deem fit, or which the High Court of Judicature at Bombay and/ or the High Court of Gujarat at Ahmedabad or any other authorities under law may deem fit to approve of or impose and which the Transferor Company and the Transferee Company may in their discretion deem fit and to resolve all doubts or difficulties that may arise for carrying out this Scheme and to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or to review the position relating to the satisfaction of the conditions to this Scheme and if necessary, to waive any of those (to the extent permissible under law) for bringing this Scheme into effect. In the event that any of the conditions may be imposed by the Courts or other authorities which the Transferor Company or the Transferee Company may find unacceptable for any reason, then the Transferor Company and the Transferee Company are at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Company and the Transferee Company may be exercised by the Delegates of the respective Companies.

(b) For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegate of the Transferor Company and Transferee Company may give and are authorised to determine and give all such directions as are necessary including directions for settling or removing any question of doubt or difficulty that may arise and such determination or directions, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

(c) In the event of there being any pending share transfers with respect to any application lodged for transfer by any shareholder of the Transferor Company, the Board of Directors or any committee thereof of the Transferor Company if in existence, or failing which the Board of Directors or any committee thereof of the Transferee Company shall be empowered in appropriate cases, even subsequent to the Record Date to effectuate such a transfer in the Transferor Company as if such changes in registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor or the transferee of the share(s) in the Transferee Company and in relation to the new shares after the Scheme becomes effective.

27. This Scheme is conditional upon and subject to:

(a) The Scheme being agreed to by the requisite majority of the members of the Transferor Company and the Transferee Company as required under the Act and the requisite orders of the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad referred to in Clauses 23 and 24 above being obtained;

(b) Such other sanctions and approvals including sanctions of any governmental or regulatory authority, creditor, lessor, or contracting party as may be required by law or contract in respect of the Scheme being obtained; and

(c) The certified copies of the court orders referred to in this Scheme being filed with the Registrar of Companies, Maharashtra and the Registrar of Companies, Gujarat.

28. In the event of this Scheme failing to take effect finally by December 31, 2002 or by such later date as may be agreed by the respective Boards of Directors of the Transferor Company and the Transferee Company, this Scheme shall become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case each Company shall bear its own costs or as may be mutually agreed.

29. All costs, charges and expenses, including any taxes and duties of the Transferor Company and Transferee Company respectively in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

PAGE LEFT BLANK

IN THE HIGH COURT OF JUDICATURE AT BOMBAY ORDINARY ORIGINAL CIVIL JURISDICTION COMPANY APPLICATION NO.133 OF 2002

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021, India;

-And-

In the matter of Scheme of Amalgamation of Reliance Petroleum Limited with Reliance Industries Limited.

Reliance Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021, India. } .....Applicant Company

FORM OF PROXY

I/We, the undersigned equity shareholder/s of the Applicant Company hereby appoint ____________________ of ____________ and failing him/her ____________________ of ____________ as my/our proxy, to act for me/ us at the meeting of the equity shareholders of the Applicant Company to be held on Monday the 8th day of April, 2002 at 10:15 a.m. (1015 hours) at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020, for the purpose of considering, and if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Reliance Petroleum Limited with Reliance Industries Limited and at such meeting and at any adjournment or adjournments thereof, to vote for me/us and in my/our name ____________ ____________________ (here, if for, insert 'for'; if against, insert 'against',) the said arrangement embodied in the said Scheme of Amalgamation, either with or without modification(s), as my/our proxy may approve.

Dated this ______ day of ______________ 2002.

Name ________________________________

Address: ________________________________

____

____

Affix 30 Paise Revenue Stamp

* Folio No. (for physical holding): ____________________

* DP Id. / Client Id (For demat holding) ____________________

Signature: ____________________

NOTES:

1. All alterations made in the Form of Proxy should be initialled.
2. Proxy must be deposited at the Registered Office of the Applicant Company, not later than FORTY EIGHT hours before the meeting.
3. In case of multiple proxies, proxy later in time shall be accepted.

** Strike out what is not necessary.*

Book Post

(Under Certificate of Posting)

If undelivered please return to :
Karvy Consultants Limited
(Unit : Reliance Industries Limited)
7, Andheri Industrial Estate,
Off. Veera Desai Road,
Andheri (West),
Mumbai - 400 053.

ATTENDANCE SLIP

Reliance Industries Limited

Registered Office : 3rd Floor, Maker Chambers IV, 222, Nariman Point,
Mumbai 400 021, India.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL.
Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

(For demat holding) (For physical holding)

DP Id.	
Client Id.	

Folio No. ______

NAME AND ADDRESS OF THE SHAREHOLDER / PROXY HOLDER

No. of Shares(s) held:

I hereby record my presence at the meeting, convened pursuant to the Order dated 8th March, 2002, of The High Court of judicature at Bombay of the Equity Shareholders of the Company on Monday, the 8th April, 2002 at 10.15 a.m. (1015 hours) at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020.

Signature of the equity shareholder or proxy______________________________

Notes : - 1. Shareholders are requested to bring the Attendance Slip with them when they come to the meeting and hand it over at the gate after affixing their signature on it.

2. Shareholders who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

ANNEXURE 4a

04 JAN -5 AM 7:21

81C

Reliance
Industries Limited

"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 - 70 Fax: 022-491-6112

(4)

April 4, 2001

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

THE STOCK EXCHANGE MUMBAI
CONTENTS NOT VERIFIED
DATE 6-4-01 TIME 3-05

Dear Sir,

Sub : **Board Meeting**

Ref : **Approving Audited Accounts and Declaration of Dividend.**

We wish to inform that meeting of the Board of Directors of the Company will be held on **Monday, the 30th April, 2001** to consider, inter alia, the Financial Results of the Company for the financial year ended on 31st March, 2001, as also to recommend Dividend for the said year.

We shall inform you the decision of the Board of Directors after conclusion of the meeting.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

Kalpana

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,]
Central Depository Services (India) Ltd.,] Mumbai
OTC Exchange of India]

ANNEXURE 4 b

Reliance
Industries Limited
"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 - 70 Fax: 022-491-6112

June 30, 2001

The Secretary
The Stock Exchange
Mumbai

Dear Sir,

Sub : Board Meeting

We wish to inform you that a Meeting of the Board of Directors of the Company will be held on Tuesday, the 31st July, 2001, to consider, inter alia, the Unaudited Financial Results (Provisional) of the Company, for the first quarter ending, 30th June, 2001.

We shall inform you the decision of the Board after conclusion of the Meeting.

Thanking you.

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT ~~C. SHAH~~
VICE PRESIDENT & COMPANY SECRETARY

c.c. The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,]
Central Depository Services (India) Ltd.] Mumbai
OTC Exchange of India]

CONTENTS NOT VERIFIED
DATE TIME
2/07/01

2/7/1

Contents Not Verified
Central Depository Services (India) Ltd.

ANNEXURE 4 C
c/c

Reliance
Industries Limited

"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 0'3
Phones: 491 8461 - 70 Fax: 022-491-6112

September 28, 2001

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Board Meeting.**

In terms of the Clause 41 of the Listing Agreement, we wish to inform you that a meeting of the Board of Directors of the Company will be held on, **Wednesday, the 31st October, 2001**, inter alia, to consider Unaudited Financial Results of the Company for the second quarter ending 30th September, 2001.

We shall inform you the decision of the Board of Directors after conclusion of the meeting.

Kindly inform your members accordingly.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

Kalpana
ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

c.c. The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,]
Central Depository Services (India) Ltd.,] Mumbai
OTC Exchange of India]

NSEIL
01 OCT 2001

Registered Office: Maker Chambers IV, 3rd Floor, 222, Nariman Point, Mumbai - 400 021, India.

ANNEXURE 4d
O/C

Reliance Industries Limited

"Chitrakoot", 'C' & 'D' Block, Second Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 - 70 Fax: 022-491-6112

January 2, 2002

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Board Meeting.**

In terms of the Clause 41 of the Listing Agreement, we wish to inform you that a meeting of the Board of Directors of the Company will be held on, **Thursday, the 31st January, 2002**, inter alia, to consider Unaudited Financial Results of the Company for the third quarter ended 31st December, 2001.

We shall inform you the decision of the Board of Directors after conclusion of the meeting.

Kindly inform your members accordingly.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,]
Central Depository Services (India) Ltd.,] Mumbai
OTC Exchange of India]

ANNEXURE 4 e

Reliance Industries Limited

Regd. Office: Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Phones : (022) 284 7000, 282 6070 • Fax: (022) 204 2268, 285 2214 • Website : www.ril.com

IN DUPLICATE

March 1, 2002 141732

The Secretary
The Stock Exchange
Dalal Street
Bombay 400 023

Dear Sir,

Re: Board Meeting to consider payment of interim dividend

We have received requests from several shareholders to consider declaration of interim dividend for the financial year 2001-02, in view of the recent budget proposals.

Accordingly we wish to inform you that a meeting of the Board of Directors of Reliance Industries Limited (RIL) will be held on **Sunday, the 3rd March, 2002**, inter alia, to declare **interim dividend** for the financial year 2001-02, considering larger interests of our shareholders,

We have, therefore, fixed Closure of Register of Members (Equity Shareholders) from Saturday the 23rd March 2002 to Tuesday the 26th March 2002 (both days inclusive) to determine the shareholders who shall be eligible to receive the interim dividend.

We are grateful to you for agreeing to our request for the shorter notice in holding the Board Meeting for declaration of interim dividend as also for closure of Register of Members.

Please inform your members accordingly.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Rohit C. Shah
Vice President & Company Secretary

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,] Mumbai
Central Depository Services (India) Ltd.,]
OTC Exchange of India]

ANNEXURE 4 F

ole

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033
Tel. : 463 1851, Fax : 463 1069

April 13, 2002

The Secretary
The Stock Exchange
Dalal Street
Bombay 400 023

Dear Sir,

Please note that a meeting of the Board of Directors of our Company will be held on Tuesday, the 23rd April, 2002, inter alia to consider and take on record the Unaudited Financial Results of the Company for the year ended 31st March, 2002 which will include unaudited financial results for the quarter ended 31st March, 2002.

Please inform your members accordingly.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Rohit C. Shah
Vice President & Company Secretary

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,

National Stock Exchange of India Limited,]
National Securities Depository Ltd.,] Mumbai
Central Depository Services (India) Ltd.,]
OTC Exchange of India]

Luxembourg Stock Exchange

c:\pethe\bmdocs\se-int-bm-23-04-2002.doc

ANNEXURE 4g

oc

Reliance Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 463 1851, Fax : 463 1069

July 2, 2002

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Board Meeting.**

In terms of Clause 41 of the Listing Agreement, we wish to inform you that a meeting of the Board of Directors of the Company will be held on, Wednesday, the 31st July, 2002, inter alia, to consider Unaudited Financial Results of the Company for the first quarter ended 30th June, 2002.

We shall inform you the decision of the Board of Directors after conclusion of the meeting.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: 3-7 TIME: 11-48 a.m.

c.c. The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,]
Central Depository Services (India) Ltd.,] Mumbai
OTC Exchange of India]

ANNEXURE 4A

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 463 1851, Fax : 463 1069

THE STOCK EXCHANGE AHMEDABAD. RECEIVED (Contents not verified)
Inward No. 2520 Dt. 20/9
Signature

September 19, 2002

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : Board Meeting

Ref : Approval of Audited Accounts and Declaration of Dividend.

We wish to inform that a meeting of the Board of Directors of the Company will be held on Monday, the 30th September, 2002 to consider, inter alia, the Audited Financial results of the Company for the financial year ended on 31st March, 2002, as also to recommend Dividend on the Equity Shares for the said year.

We shall inform you the decision of the Board of Directors after conclusion of the meeting.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune.
National Stock Exchange,]
National Securities Depository Ltd.,]
Central Depository Services (India) Ltd.,] Mumbai
OTC Exchange of India]

Luxembourg Stock Exchange

ANNEXURE 4

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 463 1851, Fax : 463 1069

October 1, 2002

The Secretary
The Stock Exchange
Dalal Street
Mumbai

THE STOCK EXCHANGE MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE 3/10/02

Sub: **Board Meeting**

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we wish to inform you that a meeting of the Board of Directors of the Company will be held on **Thursday, the 31st October, 2002**, inter alia, to consider Unaudited Financial Results of the Company for the second quarter ending 30th September, 2002.

We shall inform you the decision of the Board of Directors after conclusion of the meeting.

Kindly inform your members accordingly.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

c.c. : The Secretary
The Stock Exchange
Ahmedabad, Bangalore, Calcutta
Chennai, Cochin, Kanpur,
New Delhi, Pune
National Stock Exchange,]
National Securities Depository Ltd.,]
Central Depository Services (India) Ltd.,] Mumbai
OTC Exchange of India]

ANNEXURE 4 J

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel.: 463 1851, Fax: 463 1069

December 31, 2002.

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub Board Meeting

In terms of the Clause 41 of the Listing Agreement, we wish to inform you that a meeting of the Board of Directors of the Company will be held on, Friday, the 31st January, 2003, inter alia, to consider Unaudited Financial Results of the Company for the third quarter ended 31st December, 2002.

We shall inform you the decision of the Board of Directors after conclusion of the meeting.

Kindly inform your members accordingly.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

NSEIL
Contents not Verified

c.c. The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,]
Central Depository Services (India) Ltd.,] Mumbai
OTC Exchange of India]

ANNEXURE 4 K

Reliance Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 5663 1841/5663 1851 Fax : 5663 1069

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

April 1, 2003

Dear Sir,

Sub : **Board Meeting for approving Audited Financial Results and Declaration of Dividend.**

We wish to inform that a meeting of the Board of Directors of the Company will be held on **Wednesday, the 23rd April, 2003** to consider, inter alia, the Audited Financial Results of the Company for the financial year ended on 31st March, 2003, as also to recommend dividend on Equity Shares for the said year.

We shall inform you the decision of the Board of Directors after conclusion of the meeting.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange,
National Securities Depository Ltd.,
Central Depository Services (India) Ltd.,
OTC Exchange of India

Contents Not Verified
Mumbai
Central Depository Services (India) Ltd
1/4/03

ANNEXURE 41

O/C

Reliance Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033
Tel. : 5663 1841/5663 1851 Fax : 5663 1069

July 3, 2003

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Board Meeting**

We wish to inform you that a meeting of the Board of Directors of the Company will be held on **Wednesday, the 30th July, 2003** to consider, inter alia, the Unaudited Financial Results of the Company for the first quarter ended 30th June, 2003.

We shall inform you the decision of the Board of Directors after conclusion of the meeting.

Thanking you,

Yours faithfully,
For Reliance Industries Ltd.

Surendra Pipara
Jt. Company Secretary

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,]
Central Depository Services (India) Ltd.,] Mumbai
OTC Exchange of India]

ANNEXURE 4 m

o/c

Reliance
Industries Limited

ICI Premises, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 5663 1841/5663 1851 Fax : 5663 1069

October 1, 2003

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Board Meeting**

We wish to inform you that a meeting of the Board of Directors of the Company will be held on **Thursday, the 16th October, 2003** to consider, inter alia, the Unaudited Financial Results of the Company for the second quarter ended 30th September, 2003.

We shall inform you the details after conclusion of the meeting.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Surendra Pipara
Jt. Company Secretary

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange, Mumbai

THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS ... VERIFIED
DATE: ...

ANNEXURE 5a

04 JAN -5 AM 7:21

O/C

(5)

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, Nariman Point, Post Box : 11717, Mumbai-400 021
Gram : 'RELCOMCOP', Phones : 2842384, 2842929, 2826070, Telex: 011-86542, 011-82950 VMAL.IN
Telefax: 022-2042268, 022-2045570

April 30, 2001

The Secretary
The Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Financial Results for the year ended 31st March, 2001.**

In continuation to our letter dated 4th April, 2001, we wish to inform you that at the Board Meeting held today, the Board has approved the Annual Accounts for the financial year ended 31st March, 2001 and has recommended a **Dividend of Rs. 4.25 per fully paid Equity Share of Rs. 10/- each.** The Paid-up Equity share capital as on 31st March, 2001 is Rs. 1053.75 crores.

The Board has also approved, inter alia the following matters, subject to the approval of the shareholders at the ensuing Annual General Meeting.

(1) Our existing share buyback programme is valid upto June 12, 2001. In accordance with applicable laws, the Board has proposed to extend the programme for buy-back of equity shares for the year 2001-2002, for an amount not exceeding Rs. 1,100 crores and upto a maximum price of Rs. 303 per share.

(2) Increase in the limit for investment in Equity shares of the Company by Foreign Institutional Investors (FIIs), from the existing 24 % to 49 % of the paid up Equity Share capital of the Company.

(3) Enabling resolution for voluntary delisting of Equity Shares from certain Stock Exchanges, namely.

We enclose a statement showing the financial particulars, and would request you to kindly bring the aforesaid information to the notice of your members.

Please note that the Annual General Meeting of the Company will be held on Friday, the 15th June, 2001.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

DATE 30/4/01

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,] Mumbai
Central Depository Services (India) Ltd.,]
OTC Exchange of India]

Meeting of the Board of Directors of the Company held on 30 April 2001.

The Secretary
The Stock Exchange, Mumbai

Name of the Company : Reliance Industries Limited
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

A. SUMMARISED AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2001

(Rs.in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 31st March		Year Ended 31st March	
		2001	2000	2001	2000
1.	Sales	6,444	6,594	28,008	20,301
2.	Other Income	178	261	383	687
3.	Total Expenditure				
	a) (Increase)/decrease in stock in trade	421	240	(318)	(344)
	b) Consumption of raw materials (incl. Inter-Divisional Transfers)	3,114	3,733	17,349	11,583
	c) Staff cost	132	69	441	375
	d) Excise Duty	544	658	2,579	2,452
	e) Other expenditure	898	562	2,778	2,176
4.	Interest	291	309	1,216	1,008
5.	Depreciation	547	573	1,565	1,278
6.	Profit before tax	675	711	2,781	2,460
7.	Provision for taxation	135	57	135	57
8.	Net Profit	540	654	2,646	2,403
9.	Add : Brought forward from last balance sheet			1,739	1,133
10.	Add : Investment Allowance (Utilised)Reserve written back			10	30
11.	Add : Debenture Redemption Reserve Written back			-	232
12.	Amount available for appropriations			4,395	3,798
13	Appropriations:				
	a) Equity Dividend			448	385
	b) Preference Dividend			5	36
	c) Reserves:				
	i) Debenture Redemption Reserve			344	
	ii) Capital Redemption Reserve			293	192
	iii) General Reserve			1,000	1,400
	iv) Capital Reserve			98	
	d) Tax on Dividend			46	46
14.	Balance carried forward to next year			2,161	1,739
15.	Paid-up Equity Share Capital				
	Equity Shares of Rs 10/ each	1,054	1,054	1,054	1,054
	Preference Share Capital		293		293
16.	Reserves Excluding Revaluation Reserves			10,941	9,865
17.	Earnings per share (of Rs. 10) from ordinary activities				
	Basic	5.1	6.2	25.1	22.4
	Diluted	5.1	6.2	25.1	22.4
18.	Dividend proposed per share			4.25	4.00

(B) Particulars of proposed Rights/Bonus issue, if any NIL

(C) Dates of closure of Register of Members and purpose — From: 12-05-2001 To: 19-05-2001 For payment of equity dividend

(D) Date from which the dividend is payable — 16TH June 2001

(E) Remarks/qualifications, if any. — None

Notes:

1) During the year there has been a change in the basis of providing depreciation from straight-line method (SLM) to written down value (WDV) method in respect of certain assets. **The profit for the year would have been higher by Rs 163 crores (US $ 35 million)**, had there been no such change in the method of providing depreciation.

2) Consequent to the change in the method of providing depreciation from SLM to WDV, there is an **additional charge for depreciation of Rs 835 crores (US $ 179 million)** in respect of previous years, which has been adjusted against the amount withdrawn from General Reserve. **This has no impact on profit for the year.**

3) The Company had revalued its plant and machinery located at Patalganga and Naroda manufacturing complexes during the financial year 1997-98. Consequent to the revaluation, there **is an additional charge for depreciation of Rs 237 Crores (US $ 51 million)** for the year and an equivalent amount has been withdrawn from General Reserve. **This has no impact on profit for the year.**

4) During the year the Company has repatriated Rs 3,858 crores (US $ 844 million) out of its foreign currency monetary assets lying abroad. **The profit for the year includes Rs 547 crores (US $ 117 million)**, as against Rs 328 crores for the previous year, **on account of exchange difference arising on repatriation.** This has been accounted for under total expenditure.

5) There was a shutdown and the consequent business loss, due to the Gujarat earthquake on 26th January 2001. The company has made insurance claims for loss of revenue, increased cost of working and other like losses. Pending settlement of claims, the additional operating and shutdown related costs amounting to **Rs. 14 crores (US $ 3 million)** has been charged under respective heads of expense in the Profit & Loss Account. Further necessary adjustment will be made in the year in which the claim is settled.

6) During the year the company together with its wholly owned subsidiary, Reliance Power Ventures Ltd, made an open offer for acquiring shares of BSES Ltd at Rs 255 per share (US $ 5.47 per share). The Company received application for 1.63 crores shares through open offer comprising 11.86% of the equity share capital. Consequent upon this the Company's equity stake in BSES Ltd increased to 26.68%.

7) Other income includes Rs 98 crores (US$ 21 million) being Discount received on Redemption of Debentures.

8) During the year, Reliance Power Ventures Limited, Reliance General Insurance Co Limited, Reliance Life Insurance Co Limited, Reliance Infocom BV, Reliance Infocom Inc., Reliance Technologies LLC have become subsidiaries of the Company

9) During the year Sh D V Kapur and Sh M P Modi have been inducted as Additional Directors on the Board of the Company.

10) In April, 2001 the textile division of the Company at Naroda, Ahmedabad had announced a voluntary retirement scheme (VRS) for its staff and all categories of workers. The Company had received application from over 4900 people of which the Company has accepted application of over 4600 people resulting in total outlay of about Rs 90 crores (US $ 19 million).

11) This statement has been placed before the Board at its meeting held on April 30, 2001 and approved by it for release.

For RELIANCE INDUSTRIES LIMITED

Rohit C. Shah
Vice President and Company Secretary

Reliance
Industries Limited

"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 - 70 Fax: 022-491-6112

July 31, 2001

The Secretary
The Stock Exchange
Mumbai

Dear Sir,

Sub : Unaudited Financial Results for the Quarter ended 30th June, 2001.

In continuation to our letter dated 30th June, 2001, we are enclosing the Unaudited Financial Results of the Company for the Quarter ended 30th June, 2001, pursuant to Clause 41 of the Listing Agreement duly approved by the Board of Directors of the Company at its meeting held today.

Kindly inform your members accordingly.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl a/a

c.c The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune.
National Stock Exchange,]
National Securities Depository Ltd.,]
Central Depository Services (India) Ltd.,] Mumbai
OTC Exchange of India]

Meeting of the Board of Directors of the Company held on 31st July 2001

The Secretary
The Stock Exchange, Mumbai

Name of the Company : Reliance Industries Limited
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2001

(Rs.in crore, except per share data)

Sr. No.	Particulars	Quarter ended June 30, 2001	Quarter ended June 30, 2000	Year ended March 31, 2001
1.	Sales	6,390	6,136	25,731
2.	Trading Sales	-	479	2,277
3.	**Total Sales**	6,390	6,615	28,008
4.	Other Income	127	78	383
5.	Total Expenditure			
	a) Increase/decrease in stock in trade	(174)	(209)	(318)
	b) Consumption of raw materials (incl. Inter- Divisional Transfers)	3,915	4,371	17,349
	c) Staff cost	110	100	441
	d) Excise Duty	634	602	2,579
	e) Other expenditure	730	594	2,778
6.	Interest	257	298	1,216
7.	Depreciation	396	366	1,565
8.	Profit before tax	649	571	2,781
9.	Provision for Current Tax	30	28	135
10.	Provision for Deferred Tax	1	-	-
11.	Net Profit	618	543	2,646
12.	Paid-up equity share capital	1,054	1,054	1,054
13.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year	-	-	10,941
14.	**Earnings per share (of Rs. 10) from ordinary activities**			
	Basic	5.9	5.1	25.1
	Diluted	5.9	5.1	25.1

Notes :

1. The figures for the corresponding quarter have been restated, wherever necessary, to make them comparable.

2. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs 42 crores (US $ 9 million) for the period ended 30th June 2001 and an equivalent amount has been withdrawn from General Reserve. This has no impact on profit for the period.

3. The Company had changed the method of providing depreciation from straight-line method (SLM) to written down value (WDV) method in respect of certain assets during the financial year 2000-01. This has been disclosed in the audited annual accounts of the Company for the year ended 31st March 2001. The impact of this change for that year was Rs 163 crores. To make the figures comparable, depreciation for the corresponding quarter ended 30th June 2000 has been restated at Rs 366 crores, an increase of Rs 41 crores.

4. During the quarter under review, there has been a change in the basis of providing depreciation from straight-line method (SLM) to written down value (WDV) method in respect of certain assets at Jamnagar. The profit for the quarter would have been higher by Rs 58 crores (US $ 12 million), had there been no such change in the method of providing depreciation.

5. Consequent to the change in the basis of providing depreciation from straight-line method (SLM) to written down value (WDV) method during the quarter under review, there is an additional charge of depreciation of Rs 442 crores (US $ 94 million) in respect of earlier years which has been adjusted against the amount withdrawn from General Reserve.

6. Hitherto, the Company had been providing for tax at the end of the financial year. During the year under review, the provision for current tax is being made on quarterly basis. To make figures comparable, previous year's annual provision for tax of Rs 135 crores has been restated on quarterly basis.

7. As a part of restructuring of its textiles business the Company had announced a Voluntary Retirement Scheme (VRS) for its workers and staff at Naroda. About 4900 people were offered the benefits of the scheme out of which over 4600 people have accepted and an amount of Rs.77 crores (US $ 16 million) has been disbursed during this quarter. This expenditure is being amortised over a period of five years.

8. The provision for deferred tax liability for the quarter has been made in accordance with Accounting Standard (AS) 22 – "Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India. The provision for deferred tax liability that has accumulated prior to 1st April 2001, estimated at Rs 1,486 crores has been charged against the opening balance of the Profit and Loss Account as on 1st April 2001, in accordance with the said Accounting Standard.

9. This statement has been placed before the Board at its meeting held on 31st July 2001 and approved.

For Reliance Industries Limited

ANIL D. AMBANI
Managing Director

31st July, 2001

ANNEXURE 5 C

O/C

04 JAN -5 AM 7:21

Reliance
Industries Limited

"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 - 70 Fax: 022-491-6112

October 31, 2001

The Secretary
The Stock Exchange
Mumbai

Dear Sir,

We enclose the Unaudited Financial Results of the Company for the quarter ended 30th September, 2001, pursuant to Clause 41 of the Listing Agreement and the half yearly results of the Company for the period ended 30th September, 2001, duly approved by the Board of Directors of the Company at its meeting held today.

Please note that the 'Limited Review' of the results for the half year ended on 30th September, 2001, in accordance with Clause 41 of the Listing Agreement, has been completed by the auditors of the Company and the enclosed half-yearly results reflect the same.

The 'Limited Review' report issued by the auditors is also enclosed for your records.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a

c.c. The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,]
Central Depository Services (India) Ltd.,] Mumbai
OTC Exchange of India]

THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: 31 TIME:

Meeting of the Board of
Directors of the Company
held on 31ST October, 2001

The Secretary
The Stock Exchange, Mumbai

Name of the Company : Reliance Industries Limited
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF YEAR ENDED SEPTEMBER 30, 2001

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended September 30		Half Year Ended September 30		Year ended March 31
		2001	2000	2001	2000	2001
1.	Sales/Income from Operations	6,234	6,721	12,624	12,856	25,731
2.	Trading Sales	-	1,673	-	2,153	2,277
3.	Total Sales/ Income from Operations	6,234	8,394	12,624	15,009	28,008
4.	Other Income	168	76	295	154	383
5.	Total Expenditure					
	a) (Increase)/decrease in stock in trade	101	(17)	(73)	(227)	(318)
	b) Consumption of raw materials (incl. Inter- Divisional Transfers)	3,408	5,617	7,323	9,988	17,349
	c) Staff cost	128	104	238	204	441
	d) Excise Duty	555	710	1,189	1,313	2,579
	e) Other expenditure	796	648	1,526	1,242	2,778
6.	Interest	255	333	512	631	1,216
7.	Depreciation	422	381	818	747	1,565
8.	Profit before tax	737	694	1,386	1,265	2,781
9.	Provision for Current Tax	34	34	64	62	135
10.	Provision for Deferred Tax	1	-	2	-	-
11.	Net Profit	702	660	1,320	1,203	2,646
12.	Paid-up equity share capital	1054	1,054	1,054	1,054	1,054
13.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year	-	-	-	-	10,941
14.	**Earnings per share (of Rs. 10) from ordinary activities**					
	Basic	6.7	6.3	12.5	11.4	25.1
	Diluted	6.7	6.3	12.5	11.4	25.1
15.	Aggregate of non-promoter shareholding:					
	- Number of Shares (in crores)			59.76	61.99	59.82
	- Percentage of Shareholding (%)			56.71	58.52	56.76

Notes:

1. The figures for the corresponding quarter and half year have been restated, wherever necessary, to make them comparable.

2. The financial results are in accordance with the standard accounting practices followed by the company in preparation of its statutory accounts, and have been subjected to a "Limited Review" by the auditors of the Company.

3. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs 84 crores (US $ 18 million) for the period ended 30th September 2001 and an equivalent amount has been withdrawn from General Reserve. **This has no impact on profit for the period.**

4. The Company had changed the method of providing depreciation from straight-line method (SLM) to written down value (WDV) method in respect of certain assets during the financial year 2000-01. This has been disclosed in the audited annual accounts of the Company for the year ended 31st March 2001. The impact of this change for that year was Rs 163 crores. To make the figures comparable, depreciation for the corresponding half year ended 30th September 2000 has been restated at Rs 747 crores, an increase of Rs 82 crores.

5. During the period under review, there has been a change in the basis of providing depreciation from straight-line method (SLM) to written down value (WDV) method in respect of certain assets at Jamnagar. **The profit for the half year would have been higher by Rs 115 crores (US $ 24 million), had there been no such change in the method of providing depreciation.**

6. Consequent to the change in the basis of providing depreciation from straight-line method (SLM) to written down value (WDV) method during the half year under review, there is an additional charge of depreciation of Rs 442 crores (US $ 92 million) in respect of earlier years which has been adjusted against the amount withdrawn from General Reserve.

7. Hitherto, the Company had been providing for tax at the end of the financial year. During the year under review, the provision for current tax is being made on quarterly basis. To make figures comparable, previous year's annual provision for tax of Rs 135 crores has been restated on quarterly basis.

8. The provision for deferred tax liability for the quarter has been made in accordance with Accounting Standard (AS) 22 – "Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India. The provision for deferred tax liability that has accumulated prior to 1st April 2001, estimated at Rs 1,486 crores has been charged against the opening balance of the Profit and Loss Account as on 1st April 2001, in accordance with the said Accounting Standard.

9. This statement along with the consolidated financial results and segment information has been placed before the Board at its meeting held on 31st October 2001 and approved.

For Reliance Industries Limited

Anil D Ambani
Managing Director

October 31, 2001

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER /HALF YEAR ENDED SEPTEMBER 30, 2001

(Rs. in crores, except per share data)

Sr. No.	Particulars	Three Months Ended September 30, 2001	Half Year Ended September 30,2001
1.	Sales/Income from Operations	6,234	12,624
2.	Trading Sales	-	-
3.	Total Sales/ Income from Operations	6,234	12,624
4.	Share in income of Associates	220	502
5.	Other Income	163	251
6.	Total Expenditure		
	a) (Increase)/decrease in stock in trade	101	(73)
	b) Consumption of raw materials (incl. Inter- Divisional Transfers)	3,408	7,323
	c) Staff cost	128	238
	d) Excise Duty	555	1,189
	e) Other expenditure	804	1,534
7.	Interest	256	514
8.	Depreciation	422	818
9.	Profit before tax	943	1,834
10.	Provision for Current Tax	34	64
11.	Provision for Deferred Tax	1	2
12.	Net Profit	908	1,768
13.	Paid-up equity share capital	1054	1,054
14.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year	-	-
15.	Earnings per share (of Rs. 10) from ordinary activities		
	Basic	8.6	16.8
	Diluted	8.6	16.8

Notes on Consolidated Financial Results:

In preparation of the consolidated financial results:

a) More than 50% owned Subsidiaries other than those in which control is intended to be temporary are consolidated in accordance with Accounting Standard on Consolidated Financial Statements (AS 21). These entities are Reliance Industrial Infrastructure Holdings Ltd., Reliance Ventures Ltd., Reliance Power Ventures Ltd., Reliance Infocom BV, Reliance Infocom Inc., Reliance Technologies LLC and Vimal Fabrics Ltd.

b) Less than 50% owned Associates in which the Company has significant influence are consolidated in accordance with Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23). These entities are Reliance Petroleum Ltd., Reliance Capital Limited; Reliance Industrial Infrastructure Ltd., Reliance Telecom Ltd., Reliance Infocom Ltd., Reliance Communications Ltd., Reliance Europe Ltd. and BSES Ltd.

c) The above consolidated financial results have been prepared in accordance with the standard accounting practices followed by the company in preparation of its statutory accounts and have been subjected to a "Limited Review" by the auditors of the Company.

d) This consolidated financial statement should be read in conjunction with the notes to the separate financial results.

Unaudited Segment Information for the Quarter/ Half Year ended 30th September 2001

Rs Crores

	Quarter Ended 30th September 2001		Half Year Ended 30th September 2001	
1 Segment Revenue				
Petrochemicals	5,784		11,902	
Refining	8,466		17,331	
Others	450		722	
Total Sales	14,700		29,955	
Elimination for RPL	(8,466)	6,234	(17,331)	12,624
Inter Divisional transfers included above		1,279		2,576
2 Segment Result				
Petrochemicals	658		1,378	
Refining	654		1,371	
Others	253		416	
Total Segment Profit Before Interest & Tax	1,565		3,165	
Elimination for RPL	(326)	1,239	(690)	2,475
Add/ Less:				
(i) Interest Expense				
Interest Expense Excluding Share in RPL	(256)		(514)	
Interest Expense of RPL	(246)		(489)	
Elimination for RPL	124	(378)	246	(757)
(ii) **Interest Income**				
Interest Income Excluding Share in RPL	98		196	
Interest Income of RPL	35		52	
Elimination for RPL	(18)	115	(26)	222
(iii) **Other Un-allocable expenditure Net Of Un-allocable Income**		(18)		(73)
Profit Before Tax		958		1,867
(iv) **Provision For Tax**				
Provision for Tax Excluding Share in RPL	(34)		(66)	
Provision for Tax of RPL	(32)		(67)	
Elimination for RPL	18	(50)	36	(99)
Profit After Tax		908		1,768
3 Capital Employed				
Petrochemicals	15,544		15,544	
Refining	18,318		18,318	
Others	5,034		5,034	
Un-allocated Corporate	319		319	
Total Capital Employed	39,215		39,215	
Elimination for RPL	(13,165)	26,050	(13,165)	26,050

Notes to Segment Information:

As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information on consolidated basis including businesses conducted through its subsidiaries and associates. The company has reported segment information in three segments namely Petrochemicals, Refining and Others.

The standard requires disclosure of segment information to facilitate better understanding of the performances of an enterprise's business operations. In order to present a complete picture of business segments conducted through its significant associate, Reliance Petroleum Limited (RPL), the segment information presented includes revenues, results, capital employed and other information of RPL on 100% gross basis. However suitable eliminations have also been shown to disclose RIL's share in RPL & to reconcile with consolidated financial statements.

The reportable Segments are further described below:

a) **The petrochemicals segment** includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

b) **The refining segment** includes business conducted through Reliance Petroleum Limited (RPL), an associate company which has set up and operates the world's largest grass root refinery, which is also the 7th largest refinery in the world at any single site with a capacity of 27 million tonnes per annum.

c) The businesses, which were not reportable segments for financial disclosure purposes during the year, have been grouped under the **"Others" segment**. This comprises of the following:

- Oil and Gas business;
- Textile Business;
- Infocom and Telecom business conducted through subsidiaries Reliance Infocom Inc, Reliance Infocom BV and Reliance Technologies LLC and through associates Reliance Telecom Ltd., Reliance Infocom Ltd. and Reliance Communications Ltd.
- Power business conducted through BSES Limited an associate company.
- Finance business including Infrastructure finance business conducted through associates Reliance Capital Ltd. and Reliance Industrial Infrastructure Limited.

To

The Board of Directors
Reliance Industries Limited
Mumbai

We have reviewed the accompanying statement of un-audited financial results of Reliance Industries Limited for the half year ended September 30, 2001. Preparation of this statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of the interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of un-audited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **Chaturvedi & Shah**
Chartered Accountants

Partner

For Rajendra & Co
Chartered Accountants

Partner

Mumbai
October 31, 2001

ANNEXURE 5 d

04 JAN -5 AM 7:21

Reliance
Industries Limited

"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 - 70 Fax: 022-491-6112

January 31, 2002

The Secretary
The Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Unaudited Financial Results (Provisional) of 3rd Quarter ended 31st December, 2001.**

In continuation to our letter dated January 2, 2002, pursuant to Clause 41 of the Listing Agreement, we are enclosing the Unaudited Financial Results (Provisional) of the Company, duly approved by the Board of Directors of the Company at its meeting held today, for the 3rd Quarter ended 31st December, 2001.

You are requested to inform your members accordingly.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LTD.**

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,] Mumbai
Central Depository Services (India) Ltd.,]
OTC Exchange of India]

Meeting of the Board of
Directors of the Company
held on January 31, 2002

The Secretary
The Stock Exchange, Mumbai

Name of the Company : Reliance Industries Limited
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/NINE MONTHS ENDED DECEMBER 31, 2001

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended December 31		Nine months Ended December 31		Year ended March 31
		2001	2000	2001	2000	2001
1.	Sales/Income from Operations	5,467	6,430	18,091	19,287	25,731
2.	Trading Sales	299	125	299	2,277	2,277
3.	Total Sales/ Income from Operations	5,766	6,555	18,390	21,564	28,008
4.	Other Income	137	51	432	205	383
5.	Total Expenditure					
	a) (Increase)/decrease in stock in trade	49	(512)	(24)	(739)	(318)
	b) Consumption of raw materials (incl. Inter- Divisional Transfers)	3,389	4,247	10,712	14,235	17,349
	c) Staff cost	111	105	349	309	441
	d) Excise Duty	505	722	1,694	2,035	2,579
	e) Other expenditure	690	638	2,216	1,880	2,778
6.	Interest	218	294	730	925	1,216
7.	Depreciation	441	394	1,259	1,141	1,565
8.	Profit before Tax and Extra-ordinary Income	500	718	1,886	1,983	2,781
9.	Extra-ordinary Income	358	-	358	-	-
10.	Profit before Tax	858	718	2,244	1,983	2,781
11.	Provision for Current Tax	35	34	99	96	135
12.	Provision for Deferred Tax	1	-	3	-	-
13.	Net Profit	822	684	2,142	1,887	2,646
14.	Paid-up equity share capital	1,054	1,054	1,054	1,054	1,054
15.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year	-	-	-	-	10,941
16.	**Earnings per share (of Rs. 10)**					
	Basic	7.8	6.5	20.3	17.9	25.1
	Diluted	7.8	6.5	20.3	17.9	25.1

Notes:

1. The figures for the corresponding quarter and nine months have been restated, wherever necessary, to make them comparable.

2. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs 127 crores (US $ 26 million) for the period ended 31st December 2001 and an equivalent amount has been withdrawn from General Reserve. **This has no impact on profit for the period.**

3. The Company had changed the method of providing depreciation from straight-line method (SLM) to written down value (WDV) method in respect of certain assets during the financial year 2000-01. This has been disclosed in the audited annual accounts of the Company for the year ended 31st March 2001. The impact of this change for that year was Rs 163 crores. To make the figures comparable, depreciation for the corresponding nine months ended 31st December 2000 has been restated at Rs 1,141 crores, an increase of Rs 123 crores.

4. During the period under review, there has been a change in the basis of providing depreciation from straight-line method (SLM) to written down value (WDV) method in respect of certain assets at Jamnagar. **The profit for the nine months would have been higher by Rs 173 crores (US $ 36 million), had there been no such change in the method of providing depreciation.**

5. Consequent to the change in the basis of providing depreciation from straight-line method (SLM) to written down value (WDV) method during the nine months under review, there is an additional charge of depreciation of Rs 442 crores (US $ 92 million) in respect of earlier years which has been withdrawn from General Reserve.

6. Hitherto, the Company had been providing for tax at the end of the financial year. During the year under review, the provision for current tax is being made on quarterly basis. To make figures comparable, previous year's annual provision for tax of Rs 135 crores has been restated on quarterly basis.

7. Extra Ordinary Income of Rs 358 crores (US$ 74 million) has arisen from the divestment of Larsen & Toubro Ltd. shares.

8. The provision for deferred tax liability for the quarter has been made in accordance with Accounting Standard (AS) 22 – "Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India. The provision for deferred tax liability that has accumulated prior to 1st April 2001, estimated at Rs 1,486 crores has been charged against the opening balance of the Profit and Loss Account as on 1st April 2001, in accordance with the said Accounting Standard.

9. Reliance Petroinvestments Ltd. has become a subsidiary of the Company.

10. Reliance Life Insurance Company Ltd. and Reliance General Insurance Company Ltd have ceased to be subsidiaries of the Company.

11. This statement along with the consolidated financial results and segment information has been placed before the Board at its meeting held on 31st January 2002 and approved.

For Reliance Industries Limited

Anil D Ambani
Managing Director

January 31, 2002

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER /NINE MONTHS ENDED DECEMBER 31, 2001

(Rs. in crores, except per share data)

Sr. No.	Particulars	Three Months Ended December 31, 2001	Nine months Ended December 31,2001
1.	Sales/Income from Operations	5,470	18,094
2.	Trading Sales	299	299
3.	Total Sales/ Income from Operations	5,769	18,393
4.	Share in Income of Associates	234	736
5.	Other Income	109	360
6.	Total Expenditure		
	a) (Increase)/decrease in stock in trade	49	(24)
	b) Consumption of raw materials (incl. Inter-Divisional Transfers)	3,389	10,712
	c) Staff cost	111	349
	d) Excise Duty	505	1,694
	e) Other expenditure	694	2,228
7.	Interest	218	732
8.	Depreciation	441	1,259
9.	Profit before Tax and Extra-ordinary Income	705	2,539
10.	Extra-ordinary Income	358	358
11.	Profit before Tax	1,063	2,897
12.	Provision for Current Tax	35	99
13.	Provision for Deferred Tax	1	3
14.	Net Profit	1,027	2,795
15.	Paid-up equity share capital	1,054	1,054
16.	Earnings per share (of Rs. 10)		
	Basic	9.7	26.5
	Diluted	9.7	26.5

Notes on Consolidated Financial Results:

In preparation of the consolidated financial results:

a) More than 50% owned Subsidiaries other than those in which control is intended to be temporary are consolidated in accordance with Accounting Standard on Consolidated Financial Statements (AS 21). These entities are Reliance Industrial Investments and Holdings Ltd., Reliance Petroinvestments Ltd., Reliance Ventures Ltd., Reliance Power Ventures Ltd., Reliance Infocom BV, Reliance Infocom Inc., Reliance Technologies LLC and Vimal Fabrics Ltd.

b) Less than 50% owned Associates in which the Company has significant influence are consolidated in accordance with Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23). These entities are Reliance Petroleum Ltd.; Reliance Capital Ltd; Reliance Industrial Infrastructure Ltd., Reliance Telecom Ltd., Reliance Infocom Ltd., Reliance Communications Ltd., Reliance Europe Ltd. and BSES Ltd.

c) This consolidated financial statement should be read in conjunction with the notes to the separate financial results.

Unaudited Segment Information for the Quarter/ Nine months ended December 31, 2001

(Rs in Crores)

		Quarter Ended December 31, 2001		Nine months Ended December 31, 2001	
1	**Segment Revenue**				
	Petrochemicals	5,453		17,355	
	Refining	8,166		25,497	
	Others	316		1,038	
	Total Sales	13,935		43,890	
	Elimination for RPL	(8,166)	5,769	(25,497)	18,393
	Inter Divisional transfers included above		1,216		3,792
2	**Segment Result**				
	Petrochemicals	510		1,888	
	Refining	600		1,971	
	Others	172		588	
	Total Segment Profit Before Interest & Tax	1,282		4,447	
	Elimination for RPL	(305)	977	(995)	3,452
	Add/ Less:				
	(i) **Interest Expense**				
	Interest Expense Excluding Share in RPL	(218)		(732)	
	Interest Expense of RPL	(246)		(735)	
	Elimination for RPL	124	(340)	370	(1,097)
	(ii) **Interest Income**				
	Interest Income Excluding Share in RPL	82		278	
	Interest Income of RPL	65		117	
	Elimination for RPL	(33)	114	(59)	336
	(iii) **Other Un-allocable expenditure net of Un-allocable Income**		320		248
	Profit Before Tax		1,071		2,939
	(iv) **Provision For Tax**				
	Provision for Tax Excluding Share in RPL	(36)		(102)	
	Provision for Tax of RPL	(17)		(84)	
	Elimination for RPL	9	(44)	42	(144)
	Profit After Tax		1,027		2,795
3	**Capital Employed**				
	Petrochemicals	12,379		12,379	
	Refining	20,580		20,580	
	Others	6,167		6,167	
	Un-allocated Corporate	1,437		1,437	
	Total Capital Employed	40,564		40,564	
	Elimination for RPL	(15,266)	25,298	(15,266)	25,298

Notes to Segment Information:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segment information on consolidated basis including businesses conducted through its subsidiaries and associates. The company has reported segment information in three segments namely Petrochemicals, Refining and Others.

   The standard requires disclosure of segment information to facilitate better understanding of the performance of an enterprise's business operations. In order to present a complete picture of business segments conducted through its significant associate, Reliance Petroleum Ltd (RPL), the segment information presented includes revenues, results, capital employed and other information of RPL on 100% gross basis. However suitable eliminations have also been shown to disclose RIL's share in RPL & to reconcile with consolidated financial statements.

2. The reportable Segments are further described below:

   a) **The petrochemicals segment** includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

   b) **The refining segment** includes business conducted through Reliance Petroleum Limited (RPL), an associate company.

   c) The businesses, which were not reportable segments for financial disclosure purposes during the year, have been grouped under **the "Others" segment**. This comprises of the following:

   - Oil and Gas business;
   - Textile Business;
   - Infocom and Telecom business conducted through subsidiaries Reliance Infocom Inc, Reliance Infocom BV and Reliance Technologies LLC and through associates Reliance Telecom Ltd., Reliance Infocom Ltd. and Reliance Communications Ltd.
   - Power business conducted through BSES Limited an associate company.
   - Finance business including Infrastructure finance business conducted through associates Reliance Capital Ltd. and Reliance Industrial Infrastructure Limited.

ANNEXURE 5 e

Reliance
Industries Limite
"Chitrakoot", 'C' & 'D' Block, Second Floor, Shree Ram Mills Compound, Ganpatrao Kadam Marg, Worli, Mumbai - 400 01
Phone : 491 8461-70 Fax : 022-491 61

IN DUPLICATE

March 3, 2002

The Secretary
The Stock Exchange
Dalal Street
Bombay 400 023

Dear Sir,

Re: Declaration of Interim Dividend

Further to our letter dated March 1, 2002, we wish to inform you that the Board of Directors of the Reliance Industries Limited (the "Company") at its meeting held in Mumbai today, declared an interim dividend for the financial year 2001-02, of Rs. 4.75 (Rupees four and paise Seventy Five only) per fully paid up equity share of Rs.10 each.

The above interim dividend shall be paid to the Shareholders whose names appear on the records of the Company on 23rd March 2002, the date of commencement of Book Closure period.

Please inform your members accordingly.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Rohit C. Shah
Vice President & Company Secretary

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,]
Central Depository Services (India) Ltd.,]
OTC Exchange of India]

Mumbai 4/3

ANNEXURE 5F

Reliance
Industries Limited

"Chitrakoot", 'C' & 'D' Block, Second Floor, Shree Ram Mills Compound, Ganpatrao Kadam Marg, Worli, Mumbai - 400 013.
Phone : 491 8461-70 Fax : 022-491 6112

March 7, 2002

The Secretary
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023

Dear Sir,

Sub: Interim Dividend – Subsequent developments and Circular Resolution for revocation of the interim dividend declared by the Board on 3rd March 2002.

As had been agreed by you, we had, vide our letter dated 1st March 2002, informed you that a meeting of the Board of directors of the Company would be held on March 03, 2002 inter alia to declare interim dividend for the financial year 2001-02, considering the larger interest of our shareholders. In the said letter, we had also advised you that, as agreed by you, the Register of Members of the company would remain closed from 23rd March 2002 to 26th March 2002 (both days inclusive) to determine the shareholders who would be eligible to receive the interim dividend.

Thereafter, we had, vide our letter dated 3rd March 2002 (after the conclusion of the meeting of the Board of directors), informed you that the interim dividend had duly been declared by the directors at the said meeting.

You had duly intimated your members about the said declaration of dividend, and the closure of our Register of Members for this purpose.

Despite your prior agreement, and the formal intimation to your members, we have now been advised by your letter dated 6th March 2002 that the notice period given by us for fixing the book closure is falling short of the notice period required under Clause 16 of the Listing Agreement.

Registered Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Mumbai - 400 021, India.

Accordingly, since it will not be possible to fix date(s) of book closure on or before 30th March 2002 to conform to the notice period stipulated under Clause 16 of the Listing Agreement, we will be briefing our Directors about these developments, and will be securing their consent through circular resolution for revocation of the interim dividend declared by the Board on 3rd March 2002.

Please inform your members accordingly.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Rohit C. Shah
Vice President & Company Secretary

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,

National Securities Depository Ltd.]
Central Depository Services (India) Ltd.] Mumbai
OTC Exchange of India]

THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED

8/3/02

Contents Not Verified
Central Depository Services (India) Ltd.

Reliance Industries Limited

...'C' & 'D' Block, Second Floor, Shree Ram Mills Compound, Ganpatrao Kadam Marg, Worli, Mumbai - 400 013.
Phone : 491 8461-70 Fax : 022-491 6112

...ch 08 2002

...Secretary
...Stock Exchange, Mumbai
...roze Jeejeebhoy Towers
...l Street
...mbai 400 023

...r Sir,

...: Intimation for revocation of interim dividend declared by the Board of directors and cancellation of book closure thereof

...ontinuation of our letter dated March 7, 2002 on the subject matter, this is to inform you ... the Board of directors of our Company have passed a Resolution for revoking the ...m dividend declared by them at their meeting held on March 3, 2002.

...Board of directors of the Company have also cancelled the book closure period from ...ch 23, 2002 to March 26, 2002, fixed for the said purpose which please note.

...se inform the members accordingly.

...king you,

...faithfully,
...eliance Industries Limited

...C. Shah)
...President & Company Secretary

...The Secretary
...The Stock Exchange
Ahmedabad, Bangalore, Calcutta
Chennai, Cochin, Kanpur, New Delhi, Pune

National Stock Exchange of India Ltd.]
National Securities Depository Ltd]
Central Depository Services (India) Ltd.] Mumbai
OTC Exchange of India

Luxembourg Stock Exchange

04 JAN -5 7.21

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033
Tel. : 463 1851, Fax : 463 1069

April 23, 2002

The Secretary
The Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Unaudited Financial Results of Fourth Quarter ended 31st March 2002.**

In continuation to our letter dated April 13, 2002, pursuant to Clause 41 of the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company for the Fourth Quarter ended 31st March, 2002 duly approved by the Board of Directors of the Company at its meeting held today.

You are requested to inform your members accordingly.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: 23/4 TIME: ......

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,] Mumbai
Central Depository Services (India) Ltd.,]
OTC Exchange of India]

Luxembourg Stock Exchange

Unaudited Segment Information for Quarter / Year Ended 31st March 2002

(Rs. in Crores)

		Quarter Ended 31st Mar, 2002		Year Ended 31st Mar, 2002	
1.	Segment Revenue				
	Petrochemicals	6,313		23,669	
	Refining	7,620		33,117	
	Others	332		1,370	
	Total Sales	14,265		58,156	
	Elimination for RPL	(7,620)		(33,117)	
			6,645		25,039
	Inter Divisional and Inter Segment Transfers included above		1,335		5,127
2.	Segment Result				
	Petrochemicals	756		2,644	
	Refining	576		2,547	
	Others	202		790	
	Total Segment Profit Before Interest & Tax	1,534		5,981	
	Elimination for RPL	(290)		(1,285)	
			1,244		4,696
i.	Interest Expense				
	Interest Expense Excluding Share in RPL	(202)		(934)	
	Interest Expense of RPL	(220)		(955)	
	Elimination for RPL	111		481	
			(311)		(1,409)
ii	Interest Income				
	Interest Income Excluding Share in RPL	63		341	
	Interest Income of RPL	65		182	
	Elimination for RPL	(33)		(91)	
			95		431
iii	Other Unallocable Income Net Of Unallocable Expenditure		(61)		187
	Profit Before Tax		966		3,905
iv	Provision For Tax				
	Provision for Tax Excluding Share in RPL	(76)		(178)	
	Provision for Tax of RPL	(15)		(99)	
	Elimination for RPL	8		50	
			(84)		(227)
	Profit After Tax		883		3,678
3.	Capital Employed				
	Petrochemicals	14,763		14,763	
	Refining	20,637		20,637	
	Others	5,176		5,176	
	Un-allocated Corporate	608		608	
	Total Capital Employed	41,184		41,184	
	Elimination for RPL	(15,586)		(15,586)	
			25,598		25,598

Notes to Segment Information:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information on consolidated basis including businesses conducted through its subsidiaries and associates. The company has reported segment information in three segments namely Petrochemicals, Refining and Others.

The standard requires disclosure of segment information to facilitate better understanding of the performances of an enterprise's business operations. In order to present a complete picture of business segments conducted through its significant associate, Reliance Petroleum Limited (RPL), the segment information presented includes revenues, results, capital employed and other information of RPL on 100% gross basis. However suitable eliminations have also been shown to disclose RIL's share in RPL & to reconcile with consolidated financial statements.

The reportable Segments are further described below:

a) **The petrochemicals segment** includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

b) **The refining segment** includes business conducted through Reliance Petroleum Limited (RPL), an associate company which has set up and operates the world's largest grass root refinery, which is also the 5th largest refinery in the world at any single site with a capacity of 27 million tonnes per annum.

c) The businesses, which were not reportable segments for financial disclosure purposes during the year, have been grouped under **the "Others" segment**. This comprises of the following:

- Oil and Gas business;
- Textile Business;
- Infocom and Telecom business conducted through subsidiaries Reliance Infocom Inc, Reliance Infocom BV and Reliance Technologies LLC and through associates Reliance Telecom Ltd., Reliance Infocom Ltd. and Reliance Communications Ltd.
- Power business conducted through BSES Limited an associate company.
- Finance business including Infrastructure finance business conducted through associates Reliance Capital Ltd. and Reliance Industrial Infrastructure Limited.

Meeting of the Board of
Directors of the Company
held on 23rd April 2002

The Secretary
The Stock Exchange, Mumbai

Name of the Company : Reliance Industries Limited
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/YEAR ENDED MARCH 31, 2002

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended March 31st		Year Ended March 31st	
		2002	2001	2002	2001
1	Sales/Income from Operations	6,195	6,444	24,286	25,731
2	Trading Sales	447	0	746	2,277
3	**Total Sales/ Income from Operations**	6,642	6,444	25,032	28,008
4	Other Income	143	178	575	383
5	Total Expenditure				
	a) (Increase)/decrease in stock in trade	414	421	390	(318)
	b) Consumption of raw materials (incl. Inter-Divisional Transfers)	3,540	3,114	14,252	17,349
	c) Staff cost	127	132	476	441
	d) Excise Duty	466	544	2,160	2,579
	e) Other expenditure	813	898	3,029	2,778
6	Interest	201	291	931	1,216
7	Depreciation	476	424	1,735	1,565
8	**Profit before Tax and Extra-ordinary Income**	748	798	2,634	2,781
9	Extra-ordinary Income	0	0	358	0
10	**Profit before tax**	748	798	2,992	2,781
11	Provision for Current Tax	35	39	134	135
12	Provision for Deferred Tax	41	0	44	0
13	Net Profit	672	759	2,814	2,646
14	Paid-up equity share capital	1,054	1,054	1,054	1,054
15	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year				10,941
16	Earnings per share (of Rs. 10)				
	Basic	6.4	7.2	26.7	25.1
	Diluted	6.4	7.2	26.7	25.1
17	Aggregate of non-promoter shareholding:				
	- Number of Shares (lakh Shares)			5,924.86	5,981.43
	- Percentage of Shareholding			56.23%	56.76%

Notes:

1. The figures for the corresponding period have been restated, wherever necessary, to make them comparable.

2. The Scheme of amalgamation of Reliance Petroleum Limited, with the Company with effect from 1st April 2001, has been approved by the shareholders of both the companies and is submitted to the Hon'ble High Courts at Mumbai and Ahmedabad for sanction u/s 391 and 394 of the Companies Act, 1956. The financial impact of the scheme of amalgamation will be appropriately reflected in the final audited results upon sanction of the scheme.

3. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge towards depreciation of Rs 170 crores (US $ 35 million) for the year ended 31st March 2002 and an equivalent amount has been withdrawn from the General Reserve. **This has no impact on profit for the year.**

4. The Company had changed the method of providing depreciation from straight-line method (SLM) to written down value (WDV) method in respect of certain assets during the financial year 2000-01. This has been disclosed in the audited annual accounts of the Company for the year ended 31st March 2001. The impact of this change for that year was Rs 163 crores. To make the figures comparable, depreciation for the corresponding quarter ended 31st March 2001 has been restated at Rs 424 crores, a decrease of Rs 123 crores.

5. During the year under review, there has been a change in the basis of providing depreciation from straight-line method (SLM) to written down value (WDV) method in respect of certain assets at Jamnagar. **The profit for the year would have been higher by Rs 230 crores (US $ 47 million), had there been no such change in the method of providing depreciation.**

   Consequent to the above change, in the basis of providing depreciation from straight-line method (SLM) to written down value (WDV) method, there is an additional charge towards depreciation of Rs 442 crores (US $ 92 million) in respect of earlier years which has been adjusted against the amount withdrawn from the General Reserve.

6. Hitherto, the Company had been providing for tax at the end of the financial year. During the year under review, the provision for current tax is being made on quarterly basis. To make figures comparable, previous year's annual provision for tax of Rs 135 crores has been restated on quarterly basis.

7. Extra Ordinary Income of Rs 358 crores (US$ 74 million) has arisen from the divestment of equity shares in Larsen & Toubro Limited.

8. The provision for deferred tax liability for the year has been made in accordance with Accounting Standard (AS) 22 – "Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India. The provision for deferred tax liability that has accumulated prior to 1st April 2001 amounting to Rs 1,486 crores has been charged against the opening balance of the Profit and Loss Account as on 1st April 2001, in accordance with the said Accounting Standard.

9. Reliance Petroinvestments Limited has ceased to be a subsidiary of the Company after 31st March 2002.

10. This statement along with the consolidated financial results and segment information has been placed before the Board at its meeting held on 23rd April 2002 and approved.

For Reliance Industries Limited

Anil D Ambani
Managing Director

April 23, 2002

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER/YEAR ENDED MARCH 31, 2002

Sr. No.	Particulars	Quarter Ended March 31st 2002	Year Ended March 31st 2002
1	Sales/Income from Operations	6,198	24,293
2	Trading Sales	447	746
3	**Total Sales/ Income from Operations**	**6,645**	**25,039**
4	Share in Income of Associates	242	978
5	Other Income	115	475
6	Total Expenditure		
	a) (Increase)/decrease in stock in trade	414	390
	b) Consumption of raw materials (incl. Inter-Divisional Transfers)	3,540	14,252
	c) Staff cost	127	476
	d) Excise Duty	466	2,160
	e) Other expenditure	818	3,047
7	Interest	202	934
8	Depreciation	476	1,735
9	**Profit before Tax and Extra-ordinary Income**	959	3,498
10	Extra-ordinary Income	0	358
11	**Profit before tax**	959	3,856
12	Provision for Current Tax	35	134
13	Provision for Deferred Tax	41	44
14	**Net Profit**	883	3,678
15	Paid-up equity share capital	1,054	1,054
16	Earnings per share (of Rs. 10)		
	Basic	8.4	34.9
	Diluted	8.4	34.9
17	Aggregate of non-promoter shareholding:		
	- Number of Shares		5,924.86
	- Percentage of Shareholding		56.23%

Notes on Consolidated Financial Results:

In preparation of the consolidated financial results:

a) More than 50% owned Subsidiaries other than those in which control is intended to be temporary are consolidated in accordance with Accounting Standard on Consolidated Financial Statements (AS 21). These entities are Reliance Industrial Investments and Holdings Ltd., Reliance Petroinvestments Ltd., Reliance Ventures Ltd., Reliance Power Ventures Ltd., Reliance Infocom BV, Reliance Infocom Inc., Reliance Technologies LLC and Vimal Fabrics Ltd.

b) Less than 50% owned Associates in which the Company has significant influence are consolidated in accordance with Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23). These entities are Reliance Petroleum Ltd., Reliance Capital Limited; Reliance Industrial Infrastructure Ltd., Reliance Telecom Ltd., Reliance Infocom Ltd., Reliance Communications Ltd., Reliance Europe Ltd. and BSES Ltd.

c) This consolidated financial statement should be read in conjunction with the notes to the separate financial results.

04 JAN -5 AM 7:21

Reliance
Industries Limited

Shree Ram Mills Compound, Brindavan 4th Flr.,Ganpat Rao Kadam Marg, Worli, Mumbai - 400 013.
Tel. : 496 2107 / 496 2108 / 496 0370 Fax : 498 1677

31st July, 2002

The Secretary
The Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub: Unaudited Financial Results of First Quarter ended 30th June, 2002

In continuation to our letter dated 2nd July, 2002 pursuant to Clause 41 of the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company for the First Quarter ended 30th June, 2002, duly approved by the Board of Directors of the Company at its meeting held today.

The Directors at the said meeting unanimously elected Shri Mukesh D. Ambani as Chairman & Managing Director and Shri Anil D. Ambani as Vice-Chairman & Managing Director of the Company.

The Company's detailed press statement on the results will be available on the company's web site (i.e.) www.ril.com from 3.00 p.m. onwards.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: 31-7-02 TIME:.......

Encl : a/a

c.c. The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,]
Central Depository Services (India) Ltd.,] Mumbai
OTC Exchange of India]

Luxembourg Stock Exchange

Meeting of the Board of Directors of the Company held on 31st July 2002

The Secretary
The Stock Exchange, Mumbai

Name of the Company : **Reliance Industries Limited**
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER ENDED JUNE 30, 2002

(Rs in Crores except for per share data)

Sr. No.	Particulars	Quarter ended June 30,		Year ended March 31, 2002 (Unaudited)
		2002	2001	
1.	Sales/ income from Operations	6,397	6,390	24,286
2.	Trading Sales	65	-	746
3.	**Total Sales/ Income from Operations**	6,462	6,390	25,032
4.	Other Income	124	127	575
5	Total Expenditure			
	a) (Increase)/decrease in stock in trade	(417)	(174)	390
	b) Consumption of raw materials (incl. Inter Divisional Transfers)	4,172	3,915	14,252
	c) Staff cost			
	d) Excise Duty	124	110	476
	e) Other expenditure	646	634	2,160
		667	730	3,029
6.	Interest	225	257	931
7	Depreciation	384	396	1,735
8.	Profit before tax and Extra-ordinary income	785	649	2,634
9.	Extra-ordinary income	-	-	358
10.	**Profit before tax**	785	649	2,992
11.	Provision for Current tax	44	30	134
12.	Provision for Deferred Tax	21	1	44
13.	**Net Profit**	720	618	2,814
14.	Paid-up equity share capital	1,054	1,054	1,054
15.	Reserves excluding revaluation reserves (as per unaudited balance sheet) of previous accounting year	-	-	11,642
16.	Earnings per share (of Rs. 10) from ordinary activities **Basic & Diluted**	6.8	5.9	26.7

Notes:

1. The figures for the corresponding quarter have been restated, wherever necessary, to make them comparable.

2. The Scheme of amalgamation of Reliance Petroleum Limited, with the Company with effect from 1st April 2001, has been approved by the shareholders of both the companies as well as by the Hon'ble High Court of Bombay. The petition for sanction of the scheme is pending with the Hon'ble High Court of Gujarat. Upon such sanction and the coming into effect of the scheme, the same shall be given effect to in the accounts of the Company to reflect the combined operations of both the Companies. Consequently, all figures shall be appropriately reworked and the same will be reflected in the future quarters.

3. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs 29 crores (US $ 6 million) for the period ended 30th June 2002 and an equivalent amount has been withdrawn from General Reserve. This has no impact on profit for the period.

4. Reliance Petroinvest Limited (RPiL), in which the Company holds 50% equity through its subsidiary Reliance Ventures Limited, has acquired 6.45 crore shares, representing 26% of Govt. of India's equity holding in Indian Petrochemicals Corporation Limited (IPCL), in terms of the divestment of IPCL, at a price of Rs. 231 per share by payment in cash.

5. Upon substantial acquisition of shares and change in control / management of IPCL, as per Regulation 10 and 12 of the Security and Exchange Board of India (Substantial acquisition of shares and takeovers) Regulations 1997 and subsequent amendments thereof, RPiL with RIL and its subsidiaries Reliance Power Ventures Limited and Reliance Ventures Limited alongwith Reliance Capital Limited have made a cash offer to acquire further 4.96 crore shares representing 20% of the total voting capital of IPCL at a price of Rs.231 per share.

6. Reserves, disclosed under item 15 above represent the unaudited figures for the previous year before declaration of dividend.

7. This statement has been placed before the Board at its meeting held on 31st July 2002 and approved for its release.

For Reliance Industries Limited

Anil D Ambani
Vice-Chairman & Managing Director

July 31, 2002

UNAUDITED CONSOLIDATED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER ENDED JUNE 30, 2002

(Rs in Crores except for per share data)

Sr. No.	Particulars	Quarter ended June 30, 2002	Quarter ended June 30, 2001	Year ended March 31, 2002
		Rs Cr.	Rs Cr.	Rs Cr.
1.	Sales / Income from operations	6,399	6,390	24,293
2.	Trading Sales	65	-	746
3.	**Total Sales / Income from operations**	**6,464**	**6,390**	**25,039**
4.	Share in Income of Associates	278	229	978
5.	Other Income	118	141	475
6.	Total Expenditure			
	a) (Increase)/decrease in stock in trade	(417)	(174)	390
	b) Consumption of raw materials (incl. Inter- Divisional Transfers)	4,172	3,915	14,252
	c) Staff cost	124	110	476
	d) Excise Duty	646	634	2,160
	e) Other expenditure	669	730	3,047
7.	Interest	226	258	934
8.	Depreciation	384	396	1,735
9.	Profit before tax and Extra-ordinary income	1,056	891	3,498
10.	Extra-ordinary income	-	-	358
11.	**Profit before tax**	**1,056**	**891**	**3,856**
12.	Provision for Current Tax	44	30	134
13.	Provision for Deferred Tax	21	1	44
14.	**Net Profit**	**991**	**860**	**3,678**
15.	Minority Interest	-	-	-
16.	Net Profit after Minority Interest	991	860	3,678
17.	Paid-up equity share capital	1,054	1,054	1,054
18.	Earnings per share (of Rs. 10) from ordinary activities **Basic & Diluted**	9.4	8.2	34.9

Note:

In preparation of the consolidated financial results:

a) More than 50% owned Subsidiaries other than those in which control is intended to be temporary are consolidated in accordance with Accounting Standard on Consolidated Financial Statements (AS 21). These entities are Reliance Industrial Investments and Holdings Ltd., Reliance Ventures Ltd., Reliance Power Ventures Ltd., Reliance Infocom BV, Reliance Infocom Inc., Reliance Technologies LLC and Vimal Fabrics Ltd.

b) Less than 50% owned Associates in which the Company has significant influence are consolidated in accordance with Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23). These entities are Reliance Petroleum Ltd., Reliance Capital Limited; Reliance Industrial Infrastructure Ltd., Reliance Telecom Ltd., Reliance Communications Infrastructure Ltd. (formerly Reliance Infocom Ltd.), Reliance Infocomm Ltd. (formerly Reliance Communications Ltd.), Reliance Europe Ltd. and BSES Ltd.

c) This consolidated financial statement should be read in conjunction with the notes to the separate financial results.

Unaudited Segment Information

(Rs. in Crores)

		Quarter Ended 30th June, 2002		Year Ended 31st Mar, 2002	
1.	**Segment Revenue**				
	Petrochemicals	6,150		23,669	
	Refining	9,474		33,117	
	Others	314		1,370	
	Total Sales	15,938		58,156	
	Elimination for RPL	(9,474)		(33,117)	
			6,464		25,039
	Inter Divisional and Inter Segment Transfers included above		1,397		5,127
2.	**Segment Result**				
	Petrochemicals	826		2,644	
	Refining	620		2,547	
	Others	188		790	
	Total Segment Profit Before Interest & Tax	1,634		5,981	
	Elimination for RPL	(312)		(1,285)	
			1,322		4,696
	i. **Interest Expense**				
	Interest Expense Excluding Share in RPL	(226)		(934)	
	Interest Expense of RPL	(194)		(955)	
	Elimination for RPL	98		481	
			(322)		(1,409)
	ii **Interest Income**				
	Interest Income Excluding Share in RPL	77		341	
	Interest Income of RPL	78		182	
	Elimination for RPL	(39)		(91)	
			116		431
	iii **Other Unallocable Income Net Of Unallocable Expenditure**		(45)		187
	Profit Before Tax		1,071		3,905
	iv **Provision For Current and Deferred Tax**				
	Provision for Tax Excluding Share in RPL	(65)		(178)	
	Provision for Tax of RPL	(30)		(99)	
	Elimination for RPL	15		50	
			(80)		(227)
	Profit After Tax		991		3,678
3.	**Capital Employed**				
	Petrochemicals	15,332		14,763	
	Refining	19,136		20,637	
	Others	5,454		5,176	
	Un-allocated Corporate	4,501		608	
	Total Capital Employed	44,422		41,184	
	Elimination for RPL	(15,850)		(15,586)	
			28,572		25,598

Notes to Segment Information:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information on consolidated basis including businesses conducted through its subsidiaries and associates. The company has reported segment information in three segments namely Petrochemicals, Refining and Others.

The standard requires disclosure of segment information to facilitate better understanding of the performances of an enterprise's business operations. In order to present a complete picture of business segments conducted through its significant associate, Reliance Petroleum Limited (RPL), the segment information presented includes revenues, results, capital employed and other information of RPL on 100% gross basis. However suitable eliminations have also been shown to disclose RIL's share in RPL & to reconcile with consolidated financial statements.

2. The reportable Segments are further described below:

a) The **petrochemicals segment** includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

b) The **refining segment** includes business conducted through Reliance Petroleum Limited (RPL), an associate company which has set up and operates the world's largest grass root refinery, which is also the 5th largest refinery in the world at any single site with a capacity of 27 million tonnes per annum.

c) The businesses, which were not reportable segments for financial disclosure purposes during the year, have been grouped under the "Others" segment. This comprises of the following:

- Oil and Gas;
- Textile;
- Infocom and Telecom business conducted through subsidiaries Reliance Infocom Inc, Reliance Infocom BV and Reliance Technologies LLC and through associates Reliance Telecom Ltd., Reliance Communications Infrastructure Ltd., (formerly Reliance Infocom Ltd.) and Reliance Infocomm Ltd. (formerly Reliance Communications Ltd.).
- Power business conducted through BSES Limited an associate company.
- Finance business including Infrastructure finance business conducted through associates Reliance Capital Ltd. and Reliance Industrial Infrastructure Limited.

ANNEXURE 5

04 JAN -5 AM 7:21

Reliance
Industries Limited

Regd. Office: Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Phones : (022) 284 7000, 282 6070 • Fax: (022) 204 2268, 285 2214 • Website : www.ril.com

September 30, 2002

The Secretary
The Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Audited Accounts for the year ended 31st March, 2002 and declaration of dividend.**

In continuation of our letter dated 19th September, 2002, we wish to inform you that at the Board Meeting held today, the Board has approved the Audited Accounts for the financial year ended 31st March, 2002 and has recommended a Dividend of **Rs. 4.75 on fully paid up Equity Shares of Rs 10 each. This dividend will be paid on the equity share capital of Rs 1396.38 crores** (which includes Rs 342.62 crores to be allotted to the shareholders of erstwhile Reliance Petroleum Limited).

We enclose a statement showing the financial particulars for the year ended 31st March 2002, and would request you to kindly bring the aforesaid information to the notice of your members.

Please note that the Annual General Meeting of the Company will be held on Thursday, the 31st October, 2002. The Company has obtained the approval under sub section (1) of Section 166 of the Companies Act, 1956, from the Registrar of Companies, Maharashtra, Mumbai, for extension of time for holding the Annual General Meeting of the Company upto 14th December, 2002.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,] Mumbai
Central Depository Services (India) Ltd.,]
OTC Exchange of India]
The Luxembourg Stock Exchange

Meeting of the Board of Directors of the Company held on 30th September 2002

The Secretary
The Stock Exchange. Mumbai

Name of the Company : Reliance Industries Limited

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2002

(Rs. in crores, except per share data)

Sr. No.	Particulars	Current Year Ended March 31, 2002	Previous Year Ended March 31, 2001
1.	Gross Turnover	57,120	28,008
	Less: Inter Divisional Sales	11,716	4,984
	Turnover	45,404	23,024
	Excise Duty Recovered on Sales	3,315	2,583
	Net Turnover	42,089	20,441
2.	Other Income	782	383
3.	Total Expenditure		
	(a) (Increase)/decrease in stock in trade	908	(318)
	(b) Consumption of raw materials	28,187	12,365
	(c) Staff cost	569	441
	(d) Other expenditure	4,549	2,774
4.	Interest	1,825	1,216
5.	Depreciation	2,816	1,565
6.	Profit before tax and Extraordinary Items	4,017	2,781
7.	Extra-ordinary Income	412	-
8.	Provision for Current Tax	190	135
9.	Provision for Deferred Tax	996	-
10.	Net Profit	3,243	2,646
11.	Add : Brought forward from last balance sheet	2,161	1,739
12.	Add: On Amalgamation	1,071	-
13.	Add : Investment Allowance (Utilised)Reserve written back	122	10
14.	Less : Deferred Tax Provision for earlier years	1,065	-
15.	Amount available for appropriation	5,532	4,395
16.	Appropriations:		
	a) Equity Dividend (Subject to tax)	663	448
	b) Preference Dividend (Subject to tax)	-	5
	c) Reserves:		
	i) Debenture Redemption Reserve	138	344
	ii) Capital Redemption Reserve	-	293
	iii) Capital Reserve	5	98
	iv) General Reserve	2,000	1,000
	d) Tax on Dividend	-	46
17.	Balance carried forward to next year	2,726	2,161
18.	Paid-up Equity Share Capital, Equity Shares of Rs 10/ each	1,054	1054
19.	Equity Share Suspense (Representing 34,26,20,509 Shares to be allotted to shareholders of erstwhile RPL)	342	—
20.	Reserves Excluding Revaluation Reserves	23,741	10,941
21.	Earnings per share (of Rs. 10)		
	Basic	23.4	25.1
	Diluted	23.4	25.1
22.	Dividend proposed per share	4.75	4.25
23.	Aggregate of non-promoter shareholding:		
	- Number of Shares (lakh shares)	5,924.86	5,981.43
	- Percentage of Shareholding	56.23%	56.76%

Notes:

1. (a) The figures for the corresponding year have been restated, wherever necessary, to make them comparable.

(b) The figures for the current year include figures of erstwhile Reliance Petroleum Limited (RPL) which is amalgamated with the Company with effect from 1st April 2001 and are therefore not comparable with those of the previous year. In view of the amalgamation, the effects of all inter company transactions between the company and RPL have been eliminated.

2. (a) In terms of the Scheme of Amalgamation (Scheme) sanctioned by the order dated 7th June 2002 of Hon'ble High Court of Bombay and the order dated 13th September 2002 of the Hon'ble High Court of Gujarat, RPL (whose core business is refining of crude oil) has been amalgamated with the Company with effect from 1st April 2001.

(b) In accordance with the said Scheme

(i) The assets, liabilities, rights and obligations of RPL have been vested in the Company with effect from 1st April 2001 and have been recorded at their respective fair values under the purchase method of accounting for amalgamation.

(ii) 34,26,20,509 Equity shares of Rs. 10/- each are to be issued as fully paid-up to the shareholders of RPL, without payment being received in cash, and pending allotment, these have been shown under the head "Equity Share Suspense" net of calls in arrears of Rs 0.33 crore.

(iii) Equity Share Suspense includes 10,46,60,154 shares of Rs 10/- each to be allotted to the trustees of the trust created by Reliance Industrial Investments and Holdings Limited, a wholly owned subsidiary of the Company against its investments in RPL

(iv) Excess of fair value of net assets taken over by the Company over the paid up value of equity shares to be issued and allotted and the carrying amount of shares held by the Company in RPL has been dealt with as under:

Rs. 130.17 crores representing Debenture Redemption Reserve in RPL books, has been credited to Debenture Redemption Reserve;

Rs. 0.65 crore representing Capital Reserve in RPL books, has been credited to Capital Reserve;

Rs.1071.50 crores representing balance in the profit and loss account in RPL books, has been credited to Profit and Loss Account and net balance of Rs. 10,739.67 crores has been credited to Securities Premium Account. As required by Accounting Standard (AS-14) on Accounting for Amalgamation issued by the Institute of Chartered Accountants of India, these reserves have been accounted as prescribed in the Scheme. Had the Scheme not prescribed this treatment, these amounts would have been credited to Capital Reserve.

3. (a) As per Accounting Standard (AS) 22 on "Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India, the provision for deferred tax as at 1.4.2001 has been computed at Rs. 1065 crores and is charged to revenue reserves.

   (b) The profits from RPL's refinery did not attract any income tax except for minimum alternate tax (MAT) owing to tax holiday and thus no provision for deferred tax was made by RPL. However, pursuant to the amalgamation of RPL with the Company, the depreciation benefits under Income Tax Act 1961, on RPL's assets are now available to RIL. Hence, RIL's provision for deferred tax has increased to Rs 996 crores.

4. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge towards depreciation of Rs 170 crores (US$ 35 million) for the year ended 31st March 2002 and an equivalent amount has been withdrawn from the General Reserve. **This has no impact on profit for the year.**

5. The company has changed the method of depreciation from straight line method to written down value method, with effect from 1-4-2001 for Aromatics complex situated at Jamnagar, to provide for earlier replacement on account of technological advancements.

   In compliance with the Accounting Standards (AS-6), on "Depreciation Accounting" issued by the Institute of Chartered Accountants of India, depreciation has been recomputed from the date of commissioning of these assets at WDV rates applicable to those years. Consequent to this there is an additional depreciation charge of Rs. 450 crores (US$ 92 million) which relates to the previous years and an equivalent amount has been withdrawn from the General Reserve and credited to the Profit and Loss Account.

   Had there been no change in the method of depreciation, the charge for the year would have been lower by Rs. 238 crores (US$ 49 million) excluding the charge relating to the previous years.

   Consequently, the Net Block of Fixed Assets and Reserves and Surplus are lower by Rs. 688 crores (US$ 141 million).

6. Extra Ordinary Income includes income of Rs 358 crores (US$ 73 million) on account of sale of equity shares of Larsen & Toubro Limited and Rs 54 crores (US$ 11 million) on account of insurance claim received against the damage caused by the earthquake of January 2001, **the charge for which was already accounted for in the financial year 2000-01.**

7. As a part of restructuring of its textiles business the Company had announced a Voluntary Retirement Scheme (VRS) for its workers and staff at Naroda. About 4900 people were offered the benefits of the scheme out of which over 4600 people accepted and an amount of Rs.77 crores (US$ 16 million) was disbursed. This expenditure is being amortised over a period of five years.

8. This statement has been placed before the Board at its meeting on 30th September 2002 and has been approved for its release.

SUMMARISED AUDITED CONSOLIDATED FINANCIAL RESULTS
FOR THE YEAR ENDED MARCH 31, 2002

(Rs.in crores, except per share data)

Sr. No.	Particulars	Year Ended March 31, 2002
1.	**Gross Turnover**	57,127
	Less: Inter Divisional Sales	11,716
	Turnover	45,411
	Less: Excise Duty Recovered on Sales	3,315
2.	**Net Turnover**	42,096
3.	Other Income	832
4.	Total Expenditure	
	(a) (Increase)/decrease in stock in trade	908
	(b) Consumption of raw materials	28,187
	(c) Staff cost	569
	(d) Other expenditure	4,567
5.	Interest	1,828
6.	Depreciation	2,816
7.	Profit before tax and Extraordinary Items	4,053
8.	Extra-ordinary Income	412
9.	Provision for Current Tax	190
10.	Provision for Deferred Tax	996
11.	**Net Profit (Before adjustment for Minority Interest)**	3,279
12.	Share of Loss transferred to Minority	1
13.	**Net Profit (After adjustment for Minority Interest)**	3,280
14.	Paid-up Equity Share Capital, Equity Shares of Rs 10/ each	1,054
15.	**Equity Share Suspense (Representing 34,26,20,509 Shares to be allotted to shareholders of erstwhile RPL)**	342
16.	**Earnings per share (of Rs. 10) from ordinary activities**	
	Basic	23.6
	Diluted	23.6

Notes on Consolidated Financial Results for the year ended 31st March 2002:

a) The subsidiary companies considered in the consolidated financial statements are:

Name of Subsidiaries	Country of Incorporation	Proportion of ownership Interest
Vimal Fabrics Limited	India	100%
Reliance Industrial Investments and Holdings Ltd	India	100%
Reliance Power Ventures Ltd	India	100%
Reliance Ventures Ltd	India	100%
Reliance Strategic Investments Limited	India	100%
Reliance LNG Private Limited	India	90%
Reliance Infocom BV	Netherlands	100%
Reliance Infocom Inc	USA	100%
Reliance Technologies LLC	USA	90%

b) Reliance Life Insurance Company Limited and Reliance General Insurance Company Limited have ceased to be subsidiaries and hence not included in preparation of the Consolidated Financial Statements.

c) Reliance Petroinvstment Limited (RPiL) has ceased to be a subsidiary of the Company with effect from 17/04/2002 and being temporary in nature, it has not been included in preparation of the Consolidated Financial Statements.

d) This consolidated financial statement should be read in conjunction with the notes to the individual financial results for the year ended 31st March 2002.

Audited Segment Information for the Year ended March 31, 2002

			(Rs. in Crores)
		Year Ended 31st March, 2002	
1.	Segment Revenue		
	Petrochemicals	24,594	
	Refining	31,164	
	Others	1,369	
	Total Sales	57,127	
	Less: Inter Segment and Intra Segment Transfers	11,716	
		45,411	
	Less Excise Duty Recovered on Sales	3,315	
			42,096
2.	Segment Result		
	Petrochemicals	2,483	
	Refining	2,128	
	Others	796	
	Total Segment Profit Before Interest & Tax		5,407
	i Interest Expense		(1,828)
	ii Interest Income		518
	iii Other Unallocable Income Net Of Unallocable Expenditure		(44)
	Profit Before Tax & Extraordinary Income		4,053
	Extra ordinary Income		412
	Profit Before Tax		4,465
	i Provision For Current Tax		(190)
	ii Provision For Deferred Tax		(996)
	Profit After Tax		3,279
	Capital Employed		
3.	Petrochemicals		14,271
	Refining		21,425
	Others		1,903
	Un-allocated Corporate		11,388
	Total Capital Employed		48,987

Notes to Segment Information for the year ended 31st March 2002:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information on consolidated basis including businesses conducted through its subsidiaries.

2. The reportable Segments are further described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The businesses, which were not reportable segments for financial disclosure purposes during the year, have been grouped under the "**others**" segment. This comprises of the following:

      - Oil and Gas business;
      - Textile Business;
      - Infocom business conducted through subsidiaries Reliance Infocom Inc, Reliance Infocom BV and Reliance Technologies LLC.

   d) Income from investments has been considered under the head Unallocable Income and has been net off from unallocable expenditure.

For Reliance Industries Limited

Anil D Ambani
Vice-Chairman & Managing Director

30th September 2002

ANNEXURE 5J

04 JAN -5 AM 7:21

O/C

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 463 1851, Fax : 463 1069

October 31, 2002

The Secretary
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Dear Sir,

We enclose the Unaudited Financial Results of the Company for the quarter ended 30th September, 2002, pursuant to Clause 41 of the Listing Agreement and the half yearly results of the Company for the period ended 30th September, 2002, duly approved by the Board of Directors of the Company at its meeting held today.

We request you to kindly bring the aforesaid information to the notice of your members.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

THE STOCK EXCHANGE
INWARD SE
CONTENT
DATE 1/11/02 12.34

Encl: a/a

c.c.: The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Kolkatta
Chennai, Cochin, Kanpur
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,]
Central Depository Services (India) Ltd.,] Mumbai
OTC Exchange of India]

Meeting of the Board of Directors of the
Company held on 31st October 2002

Secretary
...ock Exchange, Mumbai

Reliance Industries Limited

...f the Company :

...Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

...AUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF-YEAR ENDED 30th SEPTEMBER 2002

(Rs. in crores, except per share data)

Particulars	Quarter Ended 30th September		Half-year Ended 30th September		Year ended 31st March
	2002	2001	2002	2001	2002 (Audited)
Gross Turnover	16,206	14,712	31,782	29,987	57,120
Less: Inter Divisional Transfers	3,699	3,201	7,682	6,545	11,716
Turnover	12,507	11,511	24,100	23,442	45,404
Less: Excise Duty Recovered on Sales	988	787	1,931	1,612	3,315
Net Turnover	11,519	10,724	22,169	21,830	42,089
Other Income	204	260	405	393	782
Total Expenditure					
(a) (Increase)/decrease in stock in trade	(174)	327	(897)	67	908
(b) Consumption of raw materials	8,235	7,123	16,166	15,076	28,187
(c) Staff cost	154	153	301	290	569
(d) Other expenditure	1,151	1,085	2,394	2,301	4,549
Interest	413	501	820	1,001	1,825
Depreciation	657	701	1,303	1,365	2,816
Profit before extra-ordinary items	1,287	1,094	2,487	2,123	4,017
Extra-ordinary Income	-	-	-	-	412
Profit before tax	1,287	1,094	2,487	2,123	4,429
Provision for Current Tax	72	55	141	110	190
Provision for Deferred Tax	213	238	426	477	996
Net Profit	1,002	801	1,920	1,536	3,243
Paid-up equity share capital	1054	1,054	1,054	1,054	1,054
Equity Share Suspense (Representing 34,26,20,509 shares allotted to shareholders of erstwhile RPL on 23rd October 2002.)	342	342	342	342	342
Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year	-	-	-	-	23,741
Earnings per share (of Rs. 10)					
Basic	7.1	5.7	13.7	11.0	23.4
Diluted	7.1	5.7	13.7	11.0	23.4
Aggregate of non-promoter shareholding ***(Excluding shares allotted to erstwhile RPL shareholders on 23rd October 2002)***					
Number of Shares (in crores)			59.31	59.76	59.25
Percentage of Shareholding (%)			56.29%	56.71%	56.23%

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The financial results are in accordance with the standard accounting practices followed by the Company in preparation of its statutory accounts, and have been subjected to a "Limited Review" by the auditors of the Company.

3. In terms of the Scheme of Amalgamation (Scheme) sanctioned by the order dated 7th June 2002 of Hon'ble High Court of Bombay and the order dated 13th September 2002 of the Hon'ble High Court of Gujarat, Reliance Petroleum Limited (RPL) (whose core business is refining of crude oil) has been amalgamated with the Company with effect from 1st April 2001.

Consequently:

(a) The figures for the corresponding previous periods have been restated to include the effect of the amalgamation of RPL with the Company with effect from 1st April 2001.

(b) The paid up share capital of the Company has increased to Rs 1,396 crores on allotment of shares on 23rd October 2002, to the shareholders of erstwhile RPL.

4. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs 58 crores (US $ 12 million) for the half-year ended 30th September 2002 and an equivalent amount has been withdrawn from General Reserve. **This has no impact on profit for the period.**

5. Reliance Petroinvest[ments] Limited (RPiL), in which the Company holds 50% equity through its wholly-owned subsidiary, Reliance Ventures Limited, holds 11.41 crore shares, representing 46% equity holding in Indian Petrochemicals Corporation Limited, in terms of the divestment of IPCL at a price of Rs 231 per share by payment in cash.

6. This statement along with the segment information has been placed before the Board at its meeting held on 31st October 2002 and approved for its release.

...DITED SEGMENT INFORMATION FOR THE QUARTER/ HALF-YEAR ENDED 30TH SEPTEMBER 2002

Rs Crores

	Quarter Ended 30th September		Half Year Ended 30th September		Year ended 31st March
	2002	2001	2002	2001	2002 (Audited)
...t Revenue					
...chemicals	7,208	6,392	13,774	12,687	24,594
...ing	8,752	7,869	17,449	16,576	31,164
...ers	246	451	559	724	1,369
...Turnover	16,206	14,712	31,782	29,987	57,127
...Segment / Intra ...Transfers	3,699	3,201	7,682	6,545	11,716
	12,507	11,511	24,100	23,442	45,411
...ise Duty Recovered	988	787	1,931	1,612	3,315
...nover	11,519	10,724	22,169	21,830	42,096
...nt Results					
...chemicals	846	701	1,658	1,358	2,483
...ing	573	516	1,008	1,125	2,128
...ers	116	264	253	428	796
...egment Profit before ...and Tax	1,535	1,481	2,919	2,911	5,407
...erest Expense	(413)	(501)	(820)	(1,001)	(1,828)
...rest Income	151	133	300	248	518
...er Unallocable Income ...et of Expenditure	14	(19)	88	(35)	(44)
...efore Tax and Extra-...ry Items	1,287	1,094	2,487	2,123	4,053
...dinary Income	-	-	-	-	412
...Before Tax	1,287	1,094	2,487	2,123	4,465
...vision for Current Tax	(72)	(55)	(141)	(110)	(190)
...vision for Deferred Tax	(213)	(238)	(426)	(477)	(996)
...fter Tax	1,002	801	1,920	1,536	3,279
...l Employed					
...ochemicals	13,389	15,472	13,389	15,472	14,271
...ning	22,761	20,543	22,761	20,543	21,425
...ers	2,270	1,786	2,270	1,786	1,903
...ocated Corporate	14,910	11,377	14,910	11,377	11,368
...apital Employed	53,330	49,178	53,330	49,178	48,987

Notes to Segment Information for the half-year ended 30th September 2002:

As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information as described below:

a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

b) The **refining** segment includes production and marketing operations of the petroleum refinery.

c) The businesses, which were not reportable segments for financial disclosure purposes during the year, have been grouped under the **"others"** segment. This comprises of the following:

- Oil and Gas business;
- Textile Business;

Income from investments other than interest income has been considered as unallocable income.

For Reliance Industries Limited

Anil D Ambani
Vice-Chairman & Managing Director

October 31, 2002

Reliance
Industries Limited
Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 463 1851, Fax : 463 1069

November 14, 2002

The Secretary
The Stock Exchange
Mumbai

Dear Sir,

We enclose the Unaudited Financial Results of the Company for the quarter ended 30th September, 2002, pursuant to Clause 41 of the Listing Agreement and the half yearly results of the Company for the period ended 30th September, 2002, duly approved by the Board of Directors of the Company at its meeting held on 31st October, 2002.

Please note that the 'Limited Review' of the results for the half year ended on 30th September, 2002, in accordance with Clause 41 of the Listing Agreement, has been completed by the auditors of the Company and the enclosed half-yearly results reflect the same.

The 'Limited Review' report issued by the auditors is also enclosed for your records.

We request you to kindly bring the aforesaid information to the notice of your members.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: ...... TIME: ......

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,]
Central Depository Services (India) Ltd.,] Mumbai
OTC Exchange of India]

Meeting of the Board of Directors of the Company held on 31st October 2002

The Secretary
The Stock Exchange, Mumbai

Name of the Company : **Reliance Industries Limited**
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF-YEAR ENDED 30th SEPTEMBER 2002

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th September		Half-year Ended 30th September		Year ended 31st March
		2002	2001	2002	2001	2002 (Audited)
	Gross Turnover	16,206	14,712	31,782	29,987	57,120
	Less: Inter Divisional Transfers	3,699	3,201	7,682	6,545	11,716
	Turnover	12,507	11,511	24,100	23,442	45,404
	Less: Excise Duty Recovered on Sales	988	787	1,931	1,612	3,315
	Net Turnover	11,519	10,724	22,169	21,830	42,089
	Other Income	204	260	405	393	782
	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	(174)	327	(897)	67	908
	(b) Consumption of raw materials	8,235	7,123	16,166	15,076	28,187
	(c) Staff cost	154	153	301	290	569
	(d) Other expenditure	1,151	1,085	2,394	2,301	4,549
	Interest	413	501	820	1,001	1,825
	Depreciation	657	701	1,303	1,365	2,816
	Profit before extra-ordinary items	1,287	1,094	2,487	2,123	4,017
	Extra-ordinary Income	-	-		-	412
	Profit before tax	1,287	1,094	2,487	2,123	4,429
	Provision for Current Tax	72	55	141	110	190
	Provision for Deferred Tax	213	238	426	477	996
	Net Profit	1,002	801	1,920	1,536	3,243
	Paid-up equity share capital	1054	1,054	1,054	1,054	1,054
	Equity Share Suspense (Representing 34,26,20,509 shares allotted to share-holders of erstwhile RPL on 23rd October 2002.)	342	342	342	342	342
	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year	-	-		-	23,741
	Earnings per share (of Rs. 10)					
	Basic	7.1	5.7	13.7	11.0	23.4
	Diluted	7.1	5.7	13.7	11.0	23.4
	Aggregate of non-promoter shareholding *(Excluding shares allotted to erstwhile RPL shareholders on 23rd October 2002)*					
	Number of Shares (in crores)			59.31	59.76	59.25
	Percentage of Shareholding (%)			56.29%	56.71%	56.23%

MUMBAI

RAJENDRA & CO. MUMBAI

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The financial results are in accordance with the standard accounting practices followed by the company in preparation of its statutory accounts, and have been subjected to a "Limited Review" by the auditors of the Company.

3. In terms of the Scheme of Amalgamation (Scheme) sanctioned by the order dated 7th June 2002 of Hon'ble High Court of Bombay and the order dated 13th September 2002 of the Hon'ble High Court of Gujarat, Reliance Petroleum Limited (RPL) (whose core business is refining of crude oil) has been amalgamated with the Company with effect from 1st April 2001.

Consequently:

(a) The figures for the corresponding previous periods have been restated to include the effect of the amalgamation of RPL with the Company with effect from 1st April 2001.

(b) The paid up share capital of the Company has increased to Rs 1,396 crores on allotment of shares on 23rd October 2002, to the shareholders of erstwhile RPL.

The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs 58 crores (US $ 12 million) for the half-year ended 30th September 2002 and an equivalent amount has been withdrawn from General Reserve. **This has no impact on profit for the period.**

Reliance Petroinvest Limited (RPIL), in which the Company holds 50% equity through its wholly-owned subsidiary, Reliance Ventures Limited, holds 11.41 crore shares, representing 46% equity holding in Indian Petrochemicals Corporation Limited, in terms of the divestment of IPCL at a price of Rs 231 per share by payment in cash.

This statement along with the segment information has been placed before the Board at its meeting held on 31st October 2002 and approved for its release.

MUMBAI

RAJENDRA & CO.
MUMBAI
CHARTERED ACCOUNTANTS

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER/ HALF-YEAR ENDED 30TH SEPTEMBER 2002

Rs Crores

	Quarter Ended 30th September 2002	Quarter Ended 30th September 2001	Half Year Ended 30th September 2002	Half Year Ended 30th September 2001	Year ended 31st March 2002 (Audited)
1. Segment Revenue					
- Petrochemicals	7,208	6,392	13,774	12,687	24,594
- Refining	8,752	7,869	17,449	16,576	31,164
- Others	246	451	559	724	1,369
Gross Turnover	16,206	14,712	31,782	29,987	57,127
Less: Inter Segment / Intra Segment Transfers	3,699	3,201	7,682	6,545	11,716
Turnover	12,507	11,511	24,100	23,442	45,411
Less: Excise Duty Recovered on Sales	988	787	1,931	1,612	3,315
Net Turnover	11,519	10,724	22,169	21,830	42,096
2. Segment Results					
- Petrochemicals	846	701	1,658	1,358	2,483
- Refining	573	516	1,008	1,125	2,128
- Others	116	264	253	428	796
Total Segment Profit before Interest and Tax	1,535	1,481	2,919	2,911	5,407
(i) Interest Expense	(413)	(501)	(820)	(1,001)	(1,828)
(ii) Interest Income	151	133	300	248	518
(iii) Other Unallocable Income Net of Expenditure	14	(19)	88	(35)	(44)
Profit Before Tax and Extra-ordinary Items	1,287	1,094	2,487	2,123	4,053
Extra-ordinary Income	-	-	-	-	412
Profit Before Tax	1,287	1,094	2,487	2,123	4,465
(i) Provision for Current Tax	(72)	(55)	(141)	(110)	(190)
(ii) Provision for Deferred Tax	(213)	(238)	(426)	(477)	(996)
Profit after Tax	1,002	801	1,920	1,536	3,279
Capital Employed					
- Petrochemicals	13,389	15,472	13,389	15,472	14,271
- Refining	22,761	20,543	22,761	20,543	21,425
- Others	2,270	1,786	2,270	1,786	1,903
- Unallocated Corporate	14,910	11,377	14,910	11,377	11,368
Total Capital Employed	53,330	49,178	53,330	49,178	48,987

Notes to Segment Information for the half-year ended 30th September 2002:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The businesses, which were not reportable segments for financial disclosure purposes during the year, have been grouped under the **"others"** segment. This comprises of the following:

      - Oil and Gas business;
      - Textile Business;

2. Income from investments other than interest income has been considered as unallocable income.

For Reliance Industries Limited

Anil D Ambani
Vice-Chairman & Managing Director

October 31, 2002

RAJENDRA & CO.
MUMBAI
CHARTERED ACCOUNTANTS

To

The Board of Directors
Reliance Industries Limited
Mumbai

We have reviewed the accompanying statement of unaudited financial results of Reliance Industries Limited for the half year ended September 30, 2002. Preparation of this statement is the responsibility of the company's management and has been approved by the board of directors.

A review of the interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **Chaturvedi & Shah**
Chartered Accountants

Partner

Mumbai
October 31, 2002

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

For **Rajendra & Co**
Chartered Accountants

Partner

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

ANNEXURE 5K

04 JAN -5 AM 7:21

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 463 1851, Fax : 463 1069

January 31, 2003

The Secretary
The Stock Exchange,
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Unaudited Financial Results for the 3rd Quarter ended 31st December, 2002.**

In continuation to our letter dated December 31, 2002, pursuant to Clause 41 of the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company, duly approved by the Board of Directors of the Company at its meeting held today, for the 3rd Quarter ended 31st December, 2002.

You are requested to inform your members accordingly.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,] Mumbai
Central Depository Services (India) Ltd.,]
OTC Exchange of India]

THE STOCK EXCHANGE MUMBAI 31/1/03

Meeting of the Board of Directors of the Company held on 31st January 2003

The Secretary
The Stock Exchange. Mumbai

Name of the Company : Reliance Industries Limited
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS THE QUARTER/NINE MONTHS ENDED 31st DECEMBER 2002

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 31st December		Nine months Ended 31st December		Year ended 31st March
		2002	2001	2002	2001	2002 (Audited)
1.	Gross Turnover	15,600	13,739	47,382	43,726	57,120
	Less: Inter Divisional Transfers	3,567	2,642	11,249	9,187	11,716
	Turnover	12,033	11,097	36,133	34,539	45,404
	Less: Excise Duty Recovered on Sales	1,060	831	2,991	2,443	3,315
2.	Net Turnover	10,973	10,266	33,142	32,096	42,089
3.	Other Income	270	184	675	577	782
4.	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	336	531	(561)	598	908
	(b) Consumption of raw materials	7,252	6,701	23,418	21,777	28,187
	(c) Staff cost	144	135	445	425	569
	(d) Other expenditure	1,099	1,112	3,493	3,413	4,549
5.	Interest	401	464	1,221	1,465	1,825
6.	Depreciation	657	712	1,960	2,077	2,816
7.	Profit before extra-ordinary items	1,354	795	3,841	2,918	4,017
8.	Extra-ordinary Income	-	358	-	358	412
9.	Profit before tax	1,354	1,153	3,841	3,276	4,429
10.	Provision for Current Tax	58	41	199	151	190
11.	Provision for Deferred Tax	213	239	639	716	996
12.	Net Profit	1,083	873	3,003	2,409	3,243
13.	Paid-up equity share capital	1,396	1,054	1,396	1,054	1,054
14.	Equity Share Suspense (Representing 34,26,20,509 shares allotted to share-holders of erstwhile RPL on 23rd October 2002.)		342	-	342	342
15.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year	-	-	-	-	23,741
16.	Earnings per share (of Rs. 10)					
	Basic	7.7	6.3	21.4	17.3	23.4
	Diluted	7.7	6.3	21.4	17.3	23.4

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. In terms of the Scheme of Amalgamation (Scheme) sanctioned by the Hon'ble High Court of Bombay and the Hon'ble High Court of Gujarat, Reliance Petroleum Limited (RPL) (whose core business was refining of crude oil) has been amalgamated with the Company with effect from 1st April 2001.

   Consequently:

   (a) The figures for the corresponding previous periods have been restated to include the effect of the amalgamation of RPL with the Company with effect from 1st April 2001.

   (b) The paid up share capital of the Company has increased by Rs 342 crores on allotment of shares on 23rd October 2002, to the shareholders of erstwhile RPL.

3. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs 87 crores (US $ 18 million) for the nine months ended 31st December 2002 and an equivalent amount has been withdrawn from General Reserve. **This has no impact on profit for the period.**

4. During the period under review, Vimal Fabrics Limited has ceased to be a subsidiary of the Company and Reliance Communications Inc., a Company incorporated in the United States of America, has become a subsidiary of the Company.

5. The Company along with its 100% subsidiaries, Reliance Power Ventures Limited (RPVL) and Reliance Industrial Investments and Holdings Limited (RIIHL), have made a cash offer to the shareholders of BSES Limited, to purchase up to 3,22,81,460 paid-up Equity Shares representing 20% of the fully diluted voting capital of BSES Limited at a price of Rs 230.10 per share. The offer opened on 17th January 2003 and will close on 15th February 2003.

6. The Board of Directors of BSES Limited at its meeting held on 18th January 2003, appointed Shri Anil D. Ambani as Director, and the Board thereupon unanimously elected him as Chairman. Shri Satish Seth, one of the existing nominees of RIL on the Board of Directors of BSES, was designated as Vice-Chairman. Further, Shri S.C. Gupta and Shri J.P. Chalasani, nominees of RIL, have been appointed as Whole-time Directors on the Board of BSES, designated as Director (Operations) and Director (Business Development) respectively.

7. During the quarter ended December 2002, Refinery undertook it's first ever planned shutdown of certain units, ever since it began commercial operations in April 2000. All the units are operating satisfactorily after the planned shutdown.

8. The above statement has been placed before the Board at its meeting held on 31st January 2003 and has been approved for its release.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER/ NINE MONTHS ENDED 31st DECEMBER 2002

Rs Crores

		Quarter Ended 31st December		Nine months Ended 31st December		Year ended 31st March
		2002	2001	2002	2001	2002 (Audited)
1.	Segment Revenue					
	- Petrochemicals	7,455	5,848	21,229	18,535	24,594
	- Refining	7,861	7,571	25,310	24,147	31,164
	- Others	284	320	843	1,044	1,369
	Gross Turnover	15,600	13,739	47,382	43,726	57,127
	Less: Inter Segment / Intra Segment Transfers	3,567	2,642	11,249	9,187	11,716
	Turnover	12,033	11,097	36,133	34,539	45,411
	Less: Excise Duty Recovered on Sales	1,060	831	2,991	2,443	3,315
	Net Turnover	10,973	10,266	33,142	32,096	42,096
2.	Segment Results					
	- Petrochemicals	889	488	2,547	1,846	2,483
	- Refining	572	465	1,580	1,590	2,128
	- Others	146	174	399	602	796
	Total Segment Profit before Interest and Tax	1,607	1,127	4,526	4,038	5,407
	(i) Interest Expense	(401)	(464)	(1,221)	(1,465)	(1,828)
	(ii) Interest Income	211	139	511	387	518
	(iii) Other Unallocable Income Net of Expenditure	(63)	(7)	25	(42)	(44)
	Profit Before Tax and Extra-ordinary Items	1,354	795	3,841	2,918	4,053
	Extra-ordinary Income	-	358	-	358	412
	Profit Before Tax	1,354	1,153	3,841	3,276	4,465
	(i) Provision for Current Tax	(58)	(41)	(199)	(151)	(190)
	(ii) Provision for Deferred Tax	(213)	(239)	(639)	(716)	(996)
	Profit after Tax	1,083	873	3,003	2,409	3,279
3.	Capital Employed					
	- Petrochemicals	13,628	15,544	13,628	15,544	14,271
	- Refining	22,358	20,272	22,358	20,272	21,425
	- Others	2,498	1,752	2,498	1,752	1,903
	- Unallocated Corporate	14,691	13,131	14,691	13,131	11,368
	Total Capital Employed	53,175	50,699	53,175	50,699	48,987

Notes to Segment Information for the nine months ended 31st December 2002:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The businesses, which were not reportable segments for financial disclosure purposes during the year, have been grouped under the **"others"** segment. This comprises of the following:

      - Oil and Gas business;
      - Textile Business;
      - Infocom Business

2. Income from investments other than interest income has been considered as unallocable income.

For Reliance Industries Limited

Anil D Ambani
Vice-Chairman & Managing Director

January 31, 2003

ANNEXURE 51

04 JAN -5 AM 7:21

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Reay Road Station (E), Mumbai-400 033
Tel.: 5663 1851, Fax: 5663 1069

April 23, 2003

The Secretary
The Stock Exchange
Dalal Street.
Mumbai 400 001

THE STOCK EXCHANGE MUMBAI INWARD SECTION CONTENTS NOT VERIFIED DATE:........ TIME:........

Dear Sir,

Sub. : **Annual Audited Results for the year ended 31st March, 2003 and declaration of dividend.**

In continuation of our letter dated April 1, 2003, we wish to inform you that at the Board Meeting held today, the Board has approved the Annual Audited Results for the financial year ended 31st March 2003 **and has recommended a Dividend of Rs. 5/- per fully paid up Equity Share of Rs. 10/- each.** The Paid-up Equity share capital as on 31st March, 2003 is Rs. 1396.38 crores.

We enclose the Annual Audited Results for the year ended 31st March 2003 in the prescribed format and would request you to kindly bring the aforesaid information to the notice of your members.

Thanking you,

Yours faithfully,
For Reliance Industries Limited,

K. Sethuraman
Vice President - Corporate Secretarial

Enc: a/a

C.c: The Secretary
The Stock Exchange,
Ahmedabad, Bangalore, Calcutta, Chennai,
Cochin, Kanpur, New Delhi, Pune

National Stock Exchange
National Securities Depository Ltd.
Central Depository Services (India) Ltd.
OTC Exchange of India

Meeting of the Board of Directors of the Company held on 23rd April 2003

The Secretary
The Stock Exchange, Mumbai

Name of the Company : **Reliance Industries Limited**

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

AUDITED FINANCIAL RESULTS FOR THE QUARTER/ YEAR ENDED 31st MARCH 2003

(Rs. in crores, except per share data)

Sr. No.	Particulars	9 Months Ended 31st December 2002	Quarter Ended 31st March 2003	Quarter Ended 31st March 2002	Year Ended 31st March 2003 (Audited)	Year Ended 31st March 2002 (Audited)
1.	Gross Turnover (Turnover and Inter Divisional Transfers)	47,382	17,679	13,394	65,061	57,120
	Less: Inter Divisional Transfers	11,248	3,717	2,529	14,965	11,716
	Turnover	36,134	13,962	10,865	50,096	45,404
	Less: Excise Duty Recovered on Sales	2,991	1,207	872	4,198	3,315
	Net Turnover	33,143	12,755	9,993	45,898	42,089
2.	Other Income	675	326	205	1,001	782
3.	Total Expenditure.					
	(a) (Increase)/decrease in stock in trade	(560)	(1,875)	310	(2,435)	908
	(b) Consumption of raw materials	23,418	10,860	6,410	34,278	28,187
	(c) Staff cost	445	207	144	652	569
	(d) Other expenditure	3,493	1,545	1,136	5,038	4,549
4.	Interest	1,221	334	359	1,555	1,825
5.	Depreciation	1,960	877	739	2,837	2,816
6.	Profit before extra-ordinary items	3,841	1,133	1,100	4,974	4,017
7.	Extra-ordinary Income	-	-	54	-	412
8.	Profit before tax	3,841	1,133	1,154	4,974	4,429
9.	Provision for Current Tax	199	47	39	246	190
10.	Provision for Deferred Tax	639	(15)	280	624	996
11.	**Net Profit**	3,003	1,101	835	4,104	3,243
12.	Add: Brought forward from last balance sheet				2,726	2,161
13.	Add: On Amalgamation				-	1,071
14.	Add: Investment Allowance (Utilised) Reserve Written back				-	122
15.	Less: Deferred Tax Provision for earlier years				-	1,065
16.	Amount available for appropriation				6,830	5,532
17.	Appropriations:					
	a) Equity Dividend				698	663
	b) Tax on Dividend				89	-
	c) Interim Dividend on Preference Shares				20	-
	d) Reserves					
	(i) Debenture Redemption Reserve				280	138
	(ii) Capital Redemption Reserve				400	-
	(iii) Capital Reserve				-	5
	(iv) General Reserve				2,000	2,000
18.	Balance carried forward to next year				3,343	2,726
19.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	1,396	1,396	1,054	1,396	1,054
20.	Equity Share Suspense (Representing 34,26,20,509 shares allotted to shareholders of erstwhile RPL on 23rd October 2002.)			342	-	342
21.	Reserves excluding revaluation reserves (as per balance sheet)				26,243	23,741
22.	**Earnings per share (of Rs. 10)**					
	Basic	21.5	7.8	6.0	29.3	23.4
	Diluted	21.5	7.8	6.0	29.3	23.4
23.	Dividend proposed per Share				5.00	4.75
24.	Aggregate of non-promoter shareholding					
	- Number of Shares (lakh Shares)				7,468.09	5,924.86
	- Percentage of Shareholding				53.48	56.23

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. In terms of the Scheme of Amalgamation (Scheme) sanctioned by the Hon'ble High Court of Bombay and the Hon'ble High Court of Gujarat, Reliance Petroleum Limited (RPL) (whose core business was refining of crude oil) has been amalgamated with the Company with effect from 1st April 2001.

   Consequently:

   a) The figures for the corresponding previous periods have been restated to include the effect of the amalgamation of RPL with the Company with effect from 1st April 2001.

   b) The paid up share capital of the Company has increased by Rs 342 crores on allotment of shares on 23rd October 2002, to the shareholders of erstwhile RPL.

3. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs 117 crores (US $ 25 million) for the year ended 31st March 2003 and an equivalent amount has been withdrawn from General Reserve. **This has no impact on profit for the year.**

4. During the period under review, there has been a change in the basis of providing depreciation from straight-line method (SLM) to written down value (WDV) method in respect of certain assets at Jamnagar. **The profit for the year would have been higher by Rs. 97 crores (US$ 20 million), had there been no such change.**

5. Consequent to the change in the basis of providing depreciation from straight-line method (SLM) to written down value (WDV) method, in respect of certain assets at Jamnagar, there is an additional charge of depreciation of Rs 385 crores (US$ 81 million) in respect of earlier years, and an equivalent amount has been withdrawn from General Reserve. This has no impact on profit for the year.

6. During the period under review, the Company has changed the method of depreciation on development rights and producing properties with effect from 1-4-2002 by adoption of Full Cost method given in the Guidance Note on Accounting for Oil and Gas Producing Activities issued by the Institute of Chartered Accountants of India. In the past, depreciation was provided without considering undeveloped proved reserves and its estimated future development costs. **The profit for the year would have been higher by Rs 25 crores (US$ 5 million) had there been no such change.**

7. Consequent to the change in the method of depreciation on development rights and producing properties, there is an additional charge during the year of Rs 114 crores (US$ 24 million) in respect of earlier years and an equivalent amount has been withdrawn from General Reserve. This has no impact on profit for the year.

8. During the year, Vimal Fabrics Limited and Reliance Petroinvestments Limited have ceased to be subsidiaries of the Company.

9. During the year, Reliance Communications Inc. (a Company incorporated in the United States of America), Reliance Communications (U.K.) Ltd (a company incorporated in the United Kingdom) and Gas Transport and Infrastructure Company Limited have become subsidiaries of the Company.

10. The Company along with its 100% subsidiaries, Reliance Power Ventures Limited (RPVL) and Reliance Industrial Investments and Holdings Limited (RIIHL), had made a cash offer to the shareholders of BSES Ltd (BSES), to purchase up to 3,22,81,460 paid-up Equity Shares representing 20% of the fully diluted voting capital of BSES at a price of Rs.230.10 per share. Consequent to the above offer, BSES became a subsidiary of the Company from 17th March 2003. However, consequent upon transfer of 5.66% of the paid up Equity Capital of BSES by RPVL to Reliance Capital Ltd, the shareholding in BSES stood reduced to 49.5% and it ceased to be subsidiary of the Company with effect from 29th March 2003.

11. The above statement has been placed before the Board at its meeting held on 23rd April 2003 and has been approved for its release.

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED 31st MARCH 2003

(Rs. in crores, except per share data)

Sr. No.	Particulars	Year Ended 31st March	
		2003 (Audited)	2002 (Audited)
1.	Gross Turnover (Turnover and Inter Divisional Transfers)	65,073	57,127
	Less: Inter Divisional Transfers	14,965	11,716
	Turnover	50,108	45,411
	Less: Excise Duty Recovered on Sales	4,198	3,315
	Net Turnover	45,910	42,096
2.	Other Income	806	832
3.	Share in Income of Associates	80	-
4.	Total Expenditure		
	(a) (Increase)/decrease in stock in trade	(2,435)	908
	(b) Consumption of raw materials	34,278	28,187
	(c) Staff cost	652	569
	(d) Other expenditure	5,032	4,567
5.	Interest	1,559	1,828
6.	Depreciation	2,837	2,816
7.	Profit before extra-ordinary items	4,873	4,053
8.	Extra-ordinary Income		412
9.	Profit before tax	4,873	4,465
10.	Provision for Current Tax	246	190
11.	Provision for Deferred Tax	624	996
12	**Net Profit (Before adjustment for Minority Interest)**	4,003	3,279
13.	Share of Loss transferred to Minority	-	1
14	**Net Profit (After adjustment for Minority Interest)**	4,003	3,280
15.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	1,396	1,054
16.	Equity Share Suspense (Representing 34,26,20,509 shares allotted to shareholders of erstwhile RPL on 23rd October 2002.)	-	342
17.	**Earnings per share (of Rs. 10)**		
	Basic	28.5	23.6
	Diluted	28.5	23.6

Notes on Consolidated Financial Results for the year ended 31st March 2003:

1. As per Accounting Standard (AS) 21 on Consolidated Financial Statements and Accounting Standard (AS) 23 on Accounting for Investments in Associates in Consolidated Financial Statements issued by the Institute of Chartered Accountants of India, the following Subsidiaries and Associates have been considered:

a) The subsidiary companies considered in the consolidated financial statements are:

	Country of Incorporation	Proportion of ownership interest
Reliance Industrial Investments and Holdings Ltd	India	100%
Reliance Power Ventures Ltd	India	100%
Reliance Ventures Ltd	India	100%
Reliance Strategic Investments Limited	India	100%
Reliance LNG Limited	India	90%
Reliance Infocom BV	Netherlands	100%
Reliance Infocom Inc	USA	100%
Reliance Technologies LLC	USA	90%
Reliance Communications Inc	USA	100%
Reliance Communications (UK) Ltd	UK	100%
Gas Transport and Infrastructure Company Ltd	India	-

b) The significant associate companies considered in the consolidated financial statements are:

	Country of Incorporation	Proportion of ownership interest
Reliance Capital Limited	India	46.2%
Reliance Industrial Infrastructure Limited	India	47.2%
Reliance Communications Infrastructure Limited	India	45%
Reliance General Insurance Co Ltd	India	25%
Reliance Life Insurance Co Ltd	India	25%
BSES Ltd	India	49.5%
Reliance Telecom Limited	India	26%
Reliance Europe Limited	UK	25%
Reliance Petroinvestments Limited	India	50%
Reliance Salgaocar Power Company Ltd	India	50%

2. The figures for the current year are prepared based on Accounting Standard (AS) 21 - Consolidated Financial Statements and Accounting Standard (AS) 23 - Accounting for Investments in Associates in Consolidated Financial Statements and are therefore not comparable with those of the previous year which were prepared, considering Accounting Standard (AS) 21 - Consolidated Financial Statements.

3. This consolidated financial statement should be read in conjunction with the notes to the individual financial results for the year ended 31st March 2003.

AUDITED SEGMENT INFORMATION FOR THE QUARTER/ YEAR ENDED 31st MARCH 2003

Rs. in crores

		Quarter Ended 31st March				Year Ended 31st march			
		2003		2002		2003 (Audited)		2002 (Audited)	
1.	Segment Revenue								
	- Petrochemicals	7,961		6,059		29,190		24,594	
	- Refining	9,099		7,017		34,409		31,164	
	- Others	631		325		1,474		1,369	
	Gross Turnover (Turnover and Inter Divisional Transfers)	17,691		13,401		65,073		57,127	
	Less: Inter Segment / Intra Segment Transfers	3,717		2,529		14,965		11,716	
	Turnover	13,974		10,872		50,108		45,411	
	Less: Excise Duty Recovered on Sales	1,207		872		4,198		3,315	
	Net Turnover		12,767		10,000		45,910		42,096
2.	Segment Results								
	- Petrochemicals	382		637		2,929		2,483	
	- Refining	765		538		2,344		2,128	
	- Others	199		194		598		796	
	Total Segment Profit before Interest and Tax		1,346		1369		5,871		5,407
	(i) Interest Expense		(338)		(363)		(1,559)		(1,828)
	(ii) Interest Income		8		131		520		518
	(iii) Other Unallocable Income Net of Expenditure		16		(2)		41		(44)
	Profit Before Tax and Extra-ordinary Items		1,032		1,135		4,873		4,053
	Extra-ordinary Income		-		54		-		412
	Profit Before Tax		1,032		1,189		4,873		4,465
	(i) Provision for Current Tax		(47)		(39)		(246)		(190)
	(ii) Provision for Deferred Tax		15		(280)		(624)		(996)
	Profit after Tax		1,000		870		4,003		3,279
3.	Capital Employed								
	- Petrochemicals		12,445		14,271		12,445		14,271
	- Refining		23,666		21,425		23,666		21,425
	- Others		3,445		1,903		3,445		1,903
	- Unallocated Corporate		13,400		11,388		13,400		11,388
	Total Capital Employed		52,956		48,987		52,956		48,987

Notes to Segment Information for the year ended 31st March 2003:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information on consolidated basis including businesses conducted through its subsidiaries, as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The businesses, conducted mainly through associates and smaller business segments not separately reportable have been grouped under the **"others"** segment. This mainly comprises of the following:

      - Oil and Gas
      - Textile
      - Communication
      - Power
      - Finance and Risk management

2. Income from investments other than interest income has been considered as unallocable income.

For Reliance Industries Limited

Anil D Ambani
Vice-Chairman & Managing Director

April 23, 2003

ANNEXURE 5 m

ac

Reliance
Industries Limited
Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 5663 1841/ 5663 1851 Fax : 5663 1069

04 JAN -5 AM 7:21

July 31, 2003

The Secretary
The Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Dear Sir,

Sub: Unaudited Financial Results for the 1st Quarter ended 30th June 2003.

In continuation of our letters dated July 3, 2003 and July 29, 2003, pursuant to Clause 41 of the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company, duly approved by the Board of Directors of the Company at its meeting held today, for the 1st Quarter ended 30th June, 2003.

You are requested to inform your members accordingly.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

Surendra Pipara
Jt. Company Secretary

THE STOCK EXCHANGE MUMBAI INWARD SECTION CONTENTS NOT VERIFIED DATE 31.7

Encl: a/a

c.c. The Secretary,
The Stock Exchange
Ahmedabad, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,

National Stock Exchange,]
National Securities Depository Ltd.,] Mumbai
Central Depository Services (India) Ltd.,]
OTC Exchange of India]

Meeting of the Board of Directors of the Company held on 31st July 2003

The Secretary
The Stock Exchange, Mumbai

Name of the Company : **Reliance Industries Limited**
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED June 30, 2003

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th June		Year Ended 31st March
		2003	2002	2003 (Audited)
1.	Gross Turnover (Turnover and Inter Divisional Transfers)	17,166	15,576	65,061
	Less: Inter Divisional Transfers	3,657	3,983	14,965
	Turnover	13,509	11,593	50,096
	Less: Excise Duty Recovered on Sales	1,008	943	4,198
	Net Turnover	**12,501**	**10,650**	**45,898**
2.	Other Income	187	201	1,001
3.	Total Expenditure			
	(a) (Increase)/decrease in stock in trade	358	(723)	(2,435)
	(b) Consumption of raw materials			
	(c) Staff cost	8,461	7,931	34,278
	(d) Other expenditure	161	147	652
		1,233	1,243	5,038
4.	Interest	349	407	1,555
5.	Depreciation	700	646	2,837
6.	**Profit before extra-ordinary items**	**1,426**	**1,200**	**4,974**
7.	Extra-ordinary Income/ (Expenditure)	(76)	-	
8.	**Profit before tax**	**1,350**	**1,200**	**4,974**
9.	Provision for Current Tax	76	69	246
10.	Provision for Deferred Tax	170	213	624
11.	**Net Profit**	**1,104**	**918**	**4,104**
12.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,396	1,054	1,396
13.	Equity Share Suspense (Representing 34,26,20,509 shares allotted to share -holders of erstwhile RPL on 23rd October 2002.)	-	342	
14.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year	-	-	26,243
15.	**Earnings per share (of Rs. 10)**			
	Basic	7.9	6.6	29.3
	Diluted	7.9	6.6	29.3

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. In terms of the Scheme of Amalgamation (Scheme) sanctioned by the Hon'ble High Court of Bombay and the Hon'ble High Court of Gujarat, Reliance Petroleum Limited (RPL) (whose core business was refining of crude oil) has been amalgamated with the Company with effect from 1st April 2001.

   Consequently the figures for the corresponding previous quarter have been restated to include the effect of the amalgamation of RPL with the Company with effect from 1st April 2001.

3. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 21 crores (US$ 5 million) for the quarter ended 30th June 2003 and an equivalent amount has been withdrawn from General Reserve. **This has no impact on profit for the quarter.**

4. As a part of the long-term settlement with the unions the Company had announced a voluntary retirement scheme (VRS) for its workers and staff at Patalganga. Over 400 people have opted for the same and an amount of Rs.76 crores (US$ 16 million) has been disbursed during this quarter. **This expenditure has been treated as an extra-ordinary item.**

5. As a part of restructuring of its textiles business the Company had announced a voluntary retirement scheme (VRS) for its workers and staff at Naroda. Nearly 1,300 people have accepted and an amount of Rs.38 crores (US$ 8 million) has been disbursed during July 2003. This will be considered in the subsequent quarter. **With this VRS the current strength at Naroda stands reduced to about 1700 people from the peak strength of over 8300 in 1996.**

6. In accordance with the Accounting Standard (AS) 26 on "Intangible Assets" issued by the Institute of Chartered Accountants of India, Rs. 47 crores (US$ 10 million), being the balance unamortised Miscellaneous Expenditure has been adjusted from the General Reserves. **This has no impact on profit for the quarter.**

7. There were no investors' complaints pending as on April 1, 2003. Out of 3,435 complaints received during the first quarter ended June 30, 2003, 3,392 complaints were resolved and the balance were resolved on July 1, 2003.

8. The statutory auditors of the Company have carried out a Limited Review of the results for quarter ended June 30, 2003.

9. The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 31st July 2003 approved the above results and its release.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED June 30, 2003

Rs. Crores

Sr. No		Quarter Ended 30th June				Year Ended 31st March	
		2003		2002		2003 (Audited)	
1.	Segment Revenue						
	- Petrochemicals	6,939		6,566		29,190	
	- Refining	9,373		8,697		34,409	
	- Others	854		313		1,474	
	Gross Turnover (Turnover and Inter Divisional Transfers)	17,166		15,576		65,073	
	Less: Inter Segment / Intra Segment Transfers	3,657		3,983		14,965	
	Turnover	13,509		11,593		50,108	
	Less: Excise Duty Recovered on Sales	1,008		943		4,198	
	Net Turnover		12,501		10,650		45,910
2.	Segment Results						
	- Petrochemicals	589		812		2,929	
	- Refining	800		435		2,344	
	- Others	166		137		598	
	Total Segment Profit before Interest and Tax		1,555		1,384		5,871
	(i) Interest Expense		(349)		(407)		(1,559)
	(ii) Interest Income		144		149		520
	(iii) Other Unallocable Income Net of Expenditure		76		74		41
	Profit Before Tax and Extra-ordinary Items		1,426		1,200		4,873
	Extra-ordinary Income/(Expenditure)		(76)		-		-
	Profit Before Tax		1,350		1,200		4,873
	(i) Provision for Current Tax		(76)		(69)		(246)
	(ii) Provision for Deferred Tax		(170)		(213)		(624)
	Profit after Tax		1,104		918		4,003
3.	Capital Employed						
	- Petrochemicals		12,585		13,642		12,445
	- Refining		24,175		22,468		23,666
	- Others		3,418		2,113		3,445
	- Unallocated Corporate		13,633		14,011		13,400
	Total Capital Employed		53,811		52,234		52,956

Notes to Segment Information for the quarter ended June 30, 2003:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The businesses, conducted mainly through associates and smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:

   - Oil and Gas
   - Textile
   - Communication
   - Power
   - Finance and Risk management

2. Income from investments other than interest income has been considered as unallocable income.

3. The segment results for the quarter ended June 30, 2002 has been recast to include the effect of amalgamation of Reliance Petroleum Limited (RPL) with the Company.

4. The segment results for the year ended 31st March 2003 are on a consolidated basis.

For Reliance Industries Limited

Anil D Ambani
Vice-Chairman & Managing Director

July 31, 2003

Reliance Industries Limited

Fosbery Road, Reay Road Station (E), Mumbai-400 033
Tel.: 5663 1851, Fax: 5663 1069

August 19, 2003

The Secretary
The Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Limited Review Report**

Further to our letter dated 31st July, 2003, enclosing the Unaudited Financial Results of the Company for the quarter ended 30th June, 2003, we forward herewith the Limited Review Report from the Statutory Auditors of the Company, as required under Clause 41 of the Listing Agreement.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**,

Surendra Pipara
Jt. Company Secretary

Enc: a/a

C.c: The Secretary
The Stock Exchange,
Ahmedabad, Calcutta, Chennai,
Cochin, Kanpur, New Delhi, Pune

National Stock Exchange

To,

The Board of Directors
Reliance Industries Limited
Mumbai

We have reviewed the accompanying statement of unaudited financial results of Reliance Industries Limited for the quarter ended June 30, 2003. Preparation of this statement is the responsibility of the company's management and has been approved by the board of directors.

A review of the interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Chaturvedi & Shah	For Rajendra & Co
Chartered Accountants	Chartered Accountants
Partner	Partner

Mumbai

July 31'2003

Meeting of the Board of Directors of the Company held on 31st July 2003

The Secretary
The Stock Exchange, Mumbai

Name of the Company : **Reliance Industries Limited**
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED June 30, 2003

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th June		Year Ended 31st March
		2003	2002	2003 (Audited)
1.	Gross Turnover (Turnover and Inter Divisional Transfers)	17,166	15,576	65,061
	Less: Inter-Divisional Transfers	3,657	3,983	14,966
	Turnover	13,509	11,593	50,096
	Less: Excise Duty Recovered on Sales	1,008	943	4,198
	Net Turnover	**12,501**	**10,650**	**45,898**
2.	Other Income	187	201	1,001
3.	Total Expenditure			
	(a) (Increase)/decrease in stock in trade	358	(723)	(2,435)
	(b) Consumption of raw materials			
	(c) Staff cost	8,461	7,931	34,278
	(d) Other expenditure	161	147	652
		1,233	1,243	5,038
4.	Interest	349	407	1,555
5.	Depreciation	700	646	2,837
6.	**Profit before extra-ordinary items**	**1,426**	**1,200**	**4,974**
7.	Extra-ordinary Income/ (Expenditure)	(76)	-	-
8.	**Profit before tax**	**1,350**	**1,200**	**4,974**
9.	Provision for Current Tax	76	69	246
10.	Provision for Deferred Tax	170	213	624
11.	**Net Profit**	**1,104**	**918**	**4,104**
12.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,396	1,054	1,396
13.	Equity Share Suspense (Representing 34,26,20,509 shares allotted to share -holders of erstwhile RPL on 23rd October 2002.)	-	342	-
14.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year	-	-	26,243
15.	**Earnings per share (of Rs. 10)**			
	Basic	7.9	6.6	29.3
	Diluted	7.9	6.6	29.3

Rajendra & Co. Mumbai Chartered Accountants

Chaturvedi & Shah Mumbai Chartered Accountants

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. In terms of the Scheme of Amalgamation (Scheme) sanctioned by the Hon'ble High Court of Bombay and the Hon'ble High Court of Gujarat, Reliance Petroleum Limited (RPL) (whose core business was refining of crude oil) has been amalgamated with the Company with effect from 1st April 2001.

   Consequently the figures for the corresponding previous quarter have been restated to include the effect of the amalgamation of RPL with the Company with effect from 1st April 2001.

3. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 21 crores (US$ 5 million) for the quarter ended 30th June 2003 and an equivalent amount has been withdrawn from General Reserve. **This has no impact on profit for the quarter.**

4. As a part of the long-term settlement with the unions the Company had announced a voluntary retirement scheme (VRS) for its workers and staff at Patalganga. Over 400 people have opted for the same and an amount of Rs.76 crores (US$ 16 million) has been disbursed during this quarter. **This expenditure has been treated as an extra-ordinary item.**

5. As a part of restructuring of its textiles business the Company had announced a voluntary retirement scheme (VRS) for its workers and staff at Naroda. Nearly 1,300 people have accepted and an amount of Rs.38 crores (US$ 8 million) has been disbursed during July 2003. This will be considered in the subsequent quarter. **With this VRS the current strength at Naroda stands reduced to about 1700 people from the peak strength of over 8300 in 1996.**

6. In accordance with the Accounting Standard (AS) 26 on "Intangible Assets" issued by the Institute of Chartered Accountants of India, Rs. 47 crores (US$ 10 million), being the balance unamortised Miscellaneous Expenditure has been adjusted from the General Reserves. **This has no impact on profit for the quarter.**

7. There were no investors' complaints pending as on April 1, 2003. Out of 3,435 complaints received during the first quarter ended June 30, 2003, 3,392 complaints were resolved and the balance were resolved on July 1, 2003.

8. The statutory auditors of the Company have carried out a Limited Review of the results for quarter ended June 30, 2003.

9. The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 31st July 2003 approved the above results and its release.

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED June 30, 2003

Rs. Crores

Sr. No		Quarter Ended 30th June				Year Ended 31st March	
		2003		2002		2003 (Audited)	
1.	Segment Revenue						
	- Petrochemicals	6,939		6,566		29,190	
	- Refining	9,373		8,697		34,409	
	- Others	854		313		1,474	
	Gross Turnover (Turnover and Inter Divisional Transfers)	17,166		15,576		65,073	
	Less: Inter Segment / Intra Segment Transfers	3,657		3,983		14,965	
	Turnover	13,509		11,593		50,108	
	Less: Excise Duty Recovered on Sales	1,008		943		4,198	
	Net Turnover		12,501		10,650		45,910
2.	Segment Results						
	- Petrochemicals	589		812		2,929	
	- Refining	800		435		2,344	
	- Others	166		137		598	
	Total Segment Profit before Interest and Tax		1,555		1,384		5,871
	(i) Interest Expense		(349)		(407)		(1,559)
	(ii) Interest Income		144		149		520
	(iii) Other Unallocable Income Net of Expenditure		76		74		41
	Profit Before Tax and Extra-ordinary Items		1,426		1,200		4,873
	Extra-ordinary Income/(Expenditure)		(76)		-		-
	Profit Before Tax		1,350		1,200		4,873
	(i) Provision for Current Tax		(76)		(69)		(246)
	(ii) Provision for Deferred Tax		(170)		(213)		(624)
	Profit after Tax		1,104		918		4,003
3.	Capital Employed						
	- Petrochemicals		12,585		13,642		12,445
	- Refining		24,175		22,468		23,666
	- Others		3,418		2,113		3,445
	- Unallocated Corporate		13,633		14,011		13,400
	Total Capital Employed		53,811		52,234		52,956

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

Notes to Segment Information for the quarter ended June 30, 2003:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The businesses, conducted mainly through associates and smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:

      - Oil and Gas
      - Textile
      - Communication
      - Power
      - Finance and Risk management

2. Income from investments other than interest income has been considered as unallocable income.

3. The segment results for the quarter ended June 30, 2002 has been recast to include the effect of amalgamation of Reliance Petroleum Limited (RPL) with the Company.

4. The segment results for the year ended 31st March 2003 are on a consolidated basis.

For Reliance Industries Limited

Anil D Ambani
Vice-Chairman & Managing Director

July 31, 2003

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

ANNEXURE 5n

O/c

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

October 16, 2003

The Secretary
The Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn.: Mr S. Subramanian
DCS – CRD

Dear Sir,

Scrip Code: **500325**
Sub: **Unaudited Financial Results for the 2nd Quarter ended 30th September, 2003**

In continuation of our letter dated October 1, 2003, pursuant to Clause 41 of the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company for the 2nd quarter ended 30th September, 2003, duly approved by the Board of Directors of the Company at its meeting held today.

You are requested to inform your members accordingly.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Surendra Pipara
Jt. Company Secretary

THE STOCK EXCHANGE MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: 16/10/03 ... 2 PM

Encl: a/a

Copy to: The Secretary, Stock Exchange,
Ahmedabad, Calcutta, Chennai, Cochin, New Delhi

National Stock Exchange, Mumbai

Meeting of the Board of Directors of the Company held on 16th October 2003

The Secretary
The Stock Exchange, Mumbai

Name of the Company : **Reliance Industries Limited**
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/ HALF YEAR ENDED 30th SEPTEMBER , 2003

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th September		Half-year Ended 30th September		Year ended 31st March
		2003	2002	2003	2002	2003 (Audited)
1.	Gross Turnover	18,036	16,206	35,202	31,782	65,061
	Less: Inter Divisional Transfers	4,234	3,699	7,891	7,682	14,965
	Turnover	13,802	12,507	27,311	24,100	50,096
	Less: Excise Duty Recovered on Sales	1,109	988	2,117	1,931	4,198
2.	**Net Turnover**	12,693	11,519	25,194	22,169	45,898
3.	Other Income	251	204	438	405	1,001
4.	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	21	(174)	379	(897)	(2,435)
	(b) Consumption of raw materials	8,637	8,235	17,098	16,166	34,278
	(c) Staff cost	161	154	322	301	652
	(d) Other expenditure	1,412	1,151	2,645	2,394	5,038
5.	Interest	351	413	700	820	1,555
6.	Depreciation	778	657	1,478	1,303	2,837
7.	Profit before extra-ordinary items	1,584	1,287	3,010	2,487	4,974
8.	Extra-ordinary Income/(Expenditure)	(31)	-	(107)	-	-
9.	Profit before tax	1,553	1,287	2,903	2,487	4,974
10.	Provision for Current Tax	90	72	166	141	246
11.	Provision for Deferred Tax	200	213	370	426	624
12.	Net Profit	1,263	1,002	2,367	1,920	4,104
13.	Paid-up equity share capital	1,396	1054	1,396	1,054	1,396
14.	Equity Share Suspense (Representing 34,26,20,509 shares allotted to share-holders of erstwhile RPL on 23rd October 2002.)	-	342	-	342	-
15.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					26,243
16.	**Earnings per share (of Rs 10)**					
	Basic	9.0	7.1	17.0	13.7	29.3
	Diluted	9.0	7.1	17.0	13.7	29.3
17.	Aggregate of non-promoter shareholding					
	- Number of Shares (in crores)			74.47	59.31	74.68
	- Percentage of Shareholding (%)			53.33%	56.29%	53.48%

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs 42 crores (US $ 9 million) for the half-year ended 30th September 2003 and an equivalent amount has been withdrawn from General Reserve. **This has no impact on profit for the period.**

3. As a part of the long-term settlement with the unions the Company had announced a voluntary retirement scheme (VRS) for its workers and staff at Patalganga. Over 400 people have opted for the same and an amount of Rs 78 crores (US$ 17 million) has been disbursed during the half year. **This expenditure has been treated as an extra-ordinary item.**

4. As a part of restructuring of its textiles business the Company had announced a voluntary retirement scheme (VRS) for its workers and staff at Naroda. Nearly 1,300 people have accepted and an amount of Rs 29 crores (US$ 6 million) has been disbursed during the half year. **This expenditure has been treated as an extra-ordinary item.**

5. There were 43 investors' complaints pending as on 1st July 2003. 6,968 complaints were received during the quarter. All complaints were resolved and no complaints were outstanding as on 30th September 2003.

6. The statutory auditors of the company have carried out a Limited Review of the results for the half-year ended 30th September 2003.

7. The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 16th October 2003 approved the above results and its release.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER/ HALF-YEAR ENDED 30TH SEPTEMBER 2003

Rs Crores

		Quarter Ended 30th September		Half Year Ended 30th September		Year ended 31st March
		2003	2002	2003	2002	2003 (Audited)
1.	**Segment Revenue**					
	- Petrochemicals	7,498	7,208	14,437	13,774	29,190
	- Refining	10,233	8,752	19,605	17,449	34,409
	- Others	305	246	1,160	559	1,474
	Gross Turnover	18,036	16,206	35,202	31,782	65,073
	Less: Inter Segment / Intra Segment Transfers	4,234	3,699	7,891	7,682	14,965
	Turnover	13,802	12,507	27,311	24,100	50,108
	Less: Excise Duty Recovered on Sales	1,109	988	2,117	1,931	4,198
	Net Turnover	12,693	11,519	25,194	22,169	45,910
2.	**Segment Results**					
	- Petrochemicals	877	846	1,466	1,658	2,929
	- Refining	796	573	1,596	1,008	2,344
	- Others	103	116	269	253	598
	Total Segment Profit before Interest and Tax	1,776	1,535	3,331	2,919	5,871
	(i) Interest Expense	(351)	(413)	(700)	(820)	(1,559)
	(ii) Interest Income	206	151	350	300	520
	(iii) Other Unallocable Income Net of Expenditure	(47)	14	29	88	41
	Profit Before Tax and Extra-ordinary Items	1,584	1,287	3,010	2,487	4,873
	Extra-ordinary Income/ (Expenditure)	(31)	-	(107)	-	-
	Profit Before Tax	1,553	1,287	2,903	2,487	4,873
	(i) Provision for Current Tax	(90)	(72)	(166)	(141)	(246)
	(ii) Provision for Deferred Tax	(200)	(213)	(370)	(426)	(624)
	Profit after Tax	1,263	1,002	2,367	1,920	4,003
3.	**Capital Employed**					
	- Petrochemicals	12,780	13,389	12,780	13,389	12,445
	- Refining	23,314	22,761	23,314	22,761	23,666
	- Others	3,554	2,270	3,554	2,270	3,445
	- Unallocated Corporate	23,061	14,910	23,061	14,910	13,400
	Total Capital Employed	62,709	53,330	62,709	53,330	52,956

Notes to Segment Information for the half-year ended 30th September 2003:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The businesses, which are not reportable segments for financial disclosure purposes have been, grouped under the **"others"** segment. This comprises of the following:

      - Oil and Gas
      - Textile
      - Communication

2. Income from investments other than interest income has been considered as unallocable income.

3. The segment results for the year ended 31st March 2003 are on a consolidated basis.

For Reliance Industries Limited

Anil D Ambani
Vice-Chairman & Managing Director

October 16, 2003

9c

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel.: 3041 1841 / 3041 1821 Fax: 3041 1069

November 11, 2003

The Secretary
Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Mr. S. Subramanian
DCS-CRD

Dear Sir,

Scrip Code: **500325**
Sub: **Limited Review Report**

Further to our letter dated October 16, 2003, enclosing the Unaudited Financial Results of the Company for the 2nd quarter ended 30th September, 2003, we forward herewith the Limited Review Report from the Statutory Auditors of the Company, as required under Clause 41 of the Listing Agreement.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Surendra Pipara
Jt. Company Secretary

THE STOCK EXCHANGE
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: 12-11-03

Encl: as above

cc: The Secretary
The Stock Exchange
Ahmedabad, Kolkata, Chennai,
Cochin, New Delhi, Pune

National Stock Exchange, Mumbai

To

The Board of Directors
Reliance Industries Limited
Mumbai

We have reviewed the accompanying statement of unaudited financial results of Reliance Industries Limited for the half year ended September 30, 2003. Preparation of this statement is the responsibility of the company's management and has been approved by the Board of Directors.

A review of the interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **Chaturvedi & Shah**
Chartered Accountants

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

Partner Membership No. 45882

For **Rajendra & Co**
Chartered Accountants

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

Partner
Membership No. 47166

Mumbai
October 16, 2003

Meeting of the Board of Directors of the Company held on 16th October 2003

The Secretary
The Stock Exchange, Mumbai

Name of the Company : **Reliance Industries Limited**
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/ HALF YEAR ENDED 30th SEPTEMBER, 2003

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th September		Half-year Ended 30th September		Year ended 31st March
		2003	2002	2003	2002	2003 (Audited)
1.	Gross Turnover	18,036	16,206	35,202	31,782	65,061
	Less: Inter Divisional Transfers	4,234	3,699	7,891	7,682	14,965
	Turnover	13,802	12,507	27,311	24,100	50,096
	Less: Excise Duty Recovered on Sales	1,109	988	2,117	1,931	4,198
2.	Net Turnover	12,693	11,519	25,194	22,169	45,898
3.	Other Income	251	204	438	405	1,001
4.	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	21	(174)	379	(897)	(2,435)
	(b) Consumption of raw materials	8,637	8,235	17,098	16,166	34,278
	(c) Staff cost	161	154	322	301	652
	(d) Other expenditure	1,412	1,151	2,645	2,394	5,038
5.	Interest	351	413	700	820	1,555
6.	Depreciation	778	657	1,478	1,303	2,837
7.	Profit before extra-ordinary items	1,584	1,287	3,010	2,487	4,974
8.	Extra-ordinary Income/(Expenditure)	(31)	-	(107)	-	-
9.	Profit before tax	1,553	1,287	2,903	2,487	4,974
10.	Provision for Current Tax	90	72	166	141	246
11.	Provision for Deferred Tax	200	213	370	426	624
12.	Net Profit	1,263	1,002	2,367	1,920	4,104
13.	Paid-up equity share capital	1,396	1054	1,396	1,054	1,396
14.	Equity Share Suspense (Representing 34,26,20,509 shares allotted to share-holders of erstwhile RPL on 23rd October 2002.)	-	342	-	342	-
15.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					26,243
16.	Earnings per share (of Rs 10)					
	Basic	9.0	7.1	17.0	13.7	29.3
	Diluted	9.0	7.1	17.0	13.7	29.3
17.	Aggregate of non-promoter shareholding					
	- Number of Shares (in crores)			74.47	59.31	74.68
	- Percentage of Shareholding (%)			53.33%	56.29%	53.48%

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs 42 crores (US $ 9 million) for the half-year ended 30th September 2003 and an equivalent amount has been withdrawn from General Reserve. This has no impact on profit for the period.

3. As a part of the long-term settlement with the unions the Company had announced a voluntary retirement scheme (VRS) for its workers and staff at Patalganga. Over 400 people have opted for the same and an amount of Rs 78 crores (US$ 17 million) has been disbursed during the half year. **This expenditure has been treated as an extra-ordinary item.**

4. As a part of restructuring of its textiles business the Company had announced a voluntary retirement scheme (VRS) for its workers and staff at Naroda. Nearly 1,300 people have accepted and an amount of Rs 29 crores (US$ 6 million) has been disbursed during the half year. **This expenditure has been treated as an extra-ordinary item.**

5. There were 43 investors' complaints pending as on 1st July 2003. 6,968 complaints were received during the quarter. All complaints were resolved and no complaints were outstanding as on 30th September 2003.

6. The statutory auditors of the company have carried out a Limited Review of the results for the half-year ended 30th September 2003.

7. The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 16th October 2003 approved the above results and its release.

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER/ HALF-YEAR ENDED 30TH SEPTEMBER 2003

Rs Crores

		Quarter Ended 30th September		Half Year Ended 30th September		Year ended 31st March
		2003	2002	2003	2002	2003 (Audited)
1.	Segment Revenue					
	- Petrochemicals	7,498	7,208	14,437	13,774	29,190
	- Refining	10,233	8,752	19,605	17,449	34,409
	- Others	305	246	1,160	559	1,474
	Gross Turnover	18,036	16,206	35,202	31,782	65,073
	Less: Inter Segment / Intra Segment Transfers	4,234	3,699	7,891	7,682	14,965
	Turnover	13,802	12,507	27,311	24,100	50,108
	Less: Excise Duty Recovered on Sales	1,109	988	2,117	1,931	4,198
	Net Turnover	12,693	11,519	25,194	22,169	45,910
2.	Segment Results					
	- Petrochemicals	877	846	1,466	1,658	2,929
	- Refining	796	573	1,596	1,008	2,344
	- Others	103	116	269	253	598
	Total Segment Profit before Interest and Tax	1,776	1,535	3,331	2,919	5,871
	(i) Interest Expense	(351)	(413)	(700)	(820)	(1,559)
	(ii) Interest Income	206	151	350	300	520
	(iii) Other Unallocable Income Net of Expenditure	(47)	14	29	88	41
	Profit Before Tax and Extra-ordinary Items	1,584	1,287	3,010	2,487	4,873
	Extra-ordinary Income/ (Expenditure)	(31)	-	(107)	-	-
	Profit Before Tax	1,553	1,287	2,903	2,487	4,873
	(i) Provision for Current Tax	(90)	(72)	(166)	(141)	(246)
	(ii) Provision for Deferred Tax	(200)	(213)	(370)	(426)	(624)
	Profit after Tax	1,263	1,002	2,367	1,920	4,003
3.	Capital Employed					
	- Petrochemicals	12,780	13,389	12,780	13,389	12,445
	- Refining	23,314	22,761	23,314	22,761	23,666
	- Others	3,554	2,270	3,554	2,270	3,445
	- Unallocated Corporate	23,061	14,910	23,061	14,910	13,400
	Total Capital Employed	62,709	53,330	62,709	53,330	52,956

Notes to Segment Information for the half-year ended 30th September 2003:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The businesses, which are not reportable segments for financial disclosure purposes have been, grouped under the "**others**" segment. This comprises of the following:

      - Oil and Gas
      - Textile
      - Communication

2. Income from investments other than interest income has been considered as unallocable income.

3. The segment results for the year ended 31st March 2003 are on a consolidated basis.

For Reliance Industries Limited

Anil D Ambani
Vice-Chairman & Managing Director

October 16, 2003

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

RAJENDRA & CO.
MUMBAI
CHARTERED ACCOUNTANTS

Reliance
Industries Limited
"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 - 70 Fax: 022-491 -6112

April 14, 2001

THE SECRETARY
THE STOCK EXCHANGE
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
MAHINDRA TOWERS
RBC, WORLI
MUMBAI 400 018

THE SECRETARY
AHMEDABAD STOCK EXCHANGE ASSN. LTD.
KAMDHENU COMPLEX
NEAR POLYTECHNIC, AMBAWADI
AHMEDABAD 380 015

THE SECRETARY
BANGALORE STOCK EXCHANGE
STOCK EXCHANGE TOWER
51 1ST CROSS ROAD, J C ROAD
BANGALORE 560 027

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
CALCUTTA 700 001

THE SECRETARY
CHENNAI STOCK EXCHANGE LTD.
EXCHANGE BUILDING
POST BOX NO. 183, 11 SECOND LINE BEACH
CHENNAI 682 035

THE SECRETARY
COCHIN STOCK EXCHANGE
POST BOX NO. 3529
VEEKSHANAM ROAD, ERNAKULAM
COCHIN 682 350

THE SECRETARY
DELHI STOCK EXCHANGE ASSN. LTD.
3 & 4/4B ASAF ALI ROAD
NEW DELHI 110 002

THE SECRETARY
PUNE STOCK EXCHANGE
SHIVLEELA CHAMBERS
752 SADASHIV PETH, KUMTHEKAR MARG
PUNE 411 030

THE SECRETARY
U.P. STOCK EXCHANGE LTD.
PADAM TOWERS, 14/113 CIVIL LINES
KANPUR 208 001

Dear Sir,

Sub : **Distribution of shareholding as on quarter ending 31st March, 2001.**

We send herewith distribution of shareholding of the Company as on quarter ending on 31st March, 2001.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a

RELIANCE INDUSTRIES LIMITED

DISTRIBUTION OF SHAREHOLDING FOR THE QUARTER ENDED ON 31.3.2001

	CATEGORY	NO. OF SHARES	PERCENTAGE
A	**Promoter's holding**		
1	Promoters		
	Indian Promoters	6 86 21 728	6.51
	Foreign Promoters		
2	Persons acting in concert	38 69 92 678	36.73
	Sub-Total	45 56 14 406	43.24
B	**Non-Promoters holding**		
3	**Institutional Investors**		
a	Mutual Funds and UTI	12 11 17 555	11.49
b	Banks, Financial Institutions, Insurance	3 67 59 598	3.49
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
c	FIIs	18 27 18 393	17.34
	Sub-Total	34 05 95 546	32.32
4	**Others**		
a	Private Corporate Bodies	1 97 65 853	1.88
b	Indian Public	16 57 50 508	15.73
c	NRIs/OCBs	1 41 22 135	1.34
d	Any other (please specify)		
	(i) The Bank of New York as Depository (for GDRs)	5 62 92 927	5.34
	(ii) Pool A/C shares (NSDL and CDSL)	16 15 652	0.15
	Sub-Total	25 75 47 075	24.44
	GRAND TOTAL	1 05 37 57 027	100.00

RELIANCE INDUSTRIES LIMITED

DETAILS OF 1% AND ABOVE HOLDING AS ON 31.3.2001

	NO. OF SHARES	PERCENTAGE
Persons acting in concert		
Sanchayita Mercantile Private Limited	3 37 74 691	3.21
Reliance Enterprises Limited	3 15 20 000	2.99
Florentine Trading Private Limited	2 59 05 279	2.46
Velocity Trading Private Limited	2 44 66 251	2.32
Madhuban Merchandise Private Limited	2 40 00 000	2.28
Amur Trading Private Limited	1 60 00 000	1.52
Tresta Trading Private Limited	1 60 00 000	1.52
Yangste Trading Private Limited	1 60 00 000	1.52
Institutional Investors		
Unit Trust of India	10 88 00 523	10.33
Life Insurance Corporation of India	1 87 95 909	1.78
Janus Worldwide Fund	3 05 50 633	2.90
Emerging Markets Growth Fund Inc.	1 67 13 451	1.59
Janus Overseas Fund	1 28 94 429	1.22
Others		
The Bank of New York as Depository (for GDRs)	5 62 92 927	5.34

ANNEXURE 6 b

04 JAN -5 AM 7:21 01C

Reliance
Industries Limited

"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 - 70 Fax: 022-491-6112

THE STOCK EXCHANGE MUMBAI CONTENTS NOT VERIFIED DATE 16-7 TIME 3-50

July 13, 2001

THE SECRETARY
THE STOCK EXCHANGE
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
MAHINDRA TOWERS
RBC, WORLI
MUMBAI 400 018

THE SECRETARY
AHMEDABAD STOCK EXCHANGE ASSN. LTD.
KAMDHENU COMPLEX
NEAR POLYTECHNIC, AMBAWADI
AHMEDABAD 380 015

THE SECRETARY
BANGALORE STOCK EXCHANGE
STOCK EXCHANGE TOWER
51 1ST CROSS ROAD, J C ROAD
BANGALORE 560 027

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
CALCUTTA 700 001

THE SECRETARY
CHENNAI STOCK EXCHANGE LTD.
EXCHANGE BUILDING
POST BOX NO. 183, 11 SECOND LINE BEACH
CHENNAI 682 035

THE SECRETARY
COCHIN STOCK EXCHANGE
POST BOX NO. 3529
VEEKSHANAM ROAD, ERNAKULAM
COCHIN 682 350

THE SECRETARY
DELHI STOCK EXCHANGE ASSN. LTD.
3 & 4/4B ASAF ALI ROAD
NEW DELHI 110 002

THE SECRETARY
PUNE STOCK EXCHANGE
SHIVLEELA CHAMBERS
752 SADASHIV PETH, KUMTHEKAR MARG
PUNE 411 030

THE SECRETARY
U.P. STOCK EXCHANGE LTD.
PADAM TOWERS, 14/113 CIVIL LINES
KANPUR 208 001

Dear Sir,

Sub : Distribution of shareholding as on quarter ended 30th June, 2001.

We send herewith distribution of shareholding of the Company as on quarter ended 30th June, 2001.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

[signature]

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a

RELIANCE INDUSTRIES LIMITED

DISTRIBUTION OF SHAREHOLDING

		AS ON 30.6.2001	
	CATEGORY	NO. OF SHARES	PERCENTAGE
A	Promoter's holding		
1	Promoters		
	Indian Promoters	6 86 21 728	6.51
	Foreign Promoters		
2	Persons acting in concert	38 69 92 678	36.73
	Sub-Total	45 56 14 406	43.24
B	Non-Promoters holding		
3	Institutional Investors		
a	Mutual Funds and UTI	11 81 67 804	11.21
b	Banks, Financial Institutions, Insurance	3 90 14 801	3.70
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
c	FIIs	18 75 06 105	17.79
	Sub-Total	34 46 88 710	32.71
4	Others		
a	Private Corporate Bodies	2 02 74 088	1.92
b	Indian Public	16 24 70 763	15.42
c	NRIs/OCBs	1 44 17 583	1.37
d	Any other (please specify)		
	(i) The Bank of New York as Depository (for GDRs)	5 62 91 477	5.34
	Sub-Total	25 34 53 911	24.05
	GRAND TOTAL	1 05 37 57 027	100.00

Rhea

RELIANCE INDUSTRIES LIMITED

DETAILS OF 1% AND ABOVE HOLDING

	AS ON 30.6.2001	
	NO. OF SHARES	PERCENTAGE
Persons acting in concert		
Sanchayita Mercantile Private Limited	3 37 74 691	3.21
Reliance Enterprises Limited	3 15 20 000	2.99
Florentine Trading Private Limited	2 59 05 279	2.46
Velocity Trading Private Limited	2 44 66 251	2.32
Madhuban Merchandise Private Limited	2 40 00 000	2.28
Amur Trading Private Limited	1 60 00 000	1.52
Tresta Trading Private Limited	1 60 00 000	1.52
Yangste Trading Private Limited	1 60 00 000	1.52
Institutional Investors		
Unit Trust of India	10 88 58 238	10.33
Life Insurance Corporation of India	2 15 35 987	2.04
Janus Worldwide Fund	2 58 89 506	2.46
Emerging Markets Growth Fund Inc.	2 19 75 301	2.09
Janus Overseas Fund	1 28 94 429	1.22
Others		
The Bank of New York as Depository (for GDRs)	5 62 91 477	5.34

Reliance
Industries Limited
"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 - 70 Fax: 022-491-6112

September 11, 2001

The Stock Exchange
Dalal Street
Mumbai 400 001

Kind Attn. : Mr. Sanjay Golecha - Deputy General Manager (CRD)

Dear Sir,

Sub : Compliance of Clause 35 of the Listing Agreement

This has reference to your letter Ref. No. CRD/CS/Sh Hold/20001-02/13 dated August 21, 2001 received by us today on the captioned subject.

In this connection, please note that we have filed the shareholding pattern as per the revised format for the quarter ended March 31, 2001 and June 30, 2001 which also includes the foreign holding hence, we have not mentioned separately as footnote.

However as required by you, we are now giving particulars of the foreign holding for your information:-

CATEGORY	AS ON 31.3.2001		AS ON 30.6.2001	
	No. of Shares	Percentage	No. of Shares	Percentage
FIIs	182718393	17.34	187506105	17.79
NRIs/OCBs	14122135	1.34	14417583	1.37
GDRs	56292927	5.34	56291477	5.34

We hope to have clarified the matter.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

o/c

Reliance
Industries Limited

"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 - 70 Fax: 022-491-6112

September 19, 2001

The Stock Exchange
Dalal Street
Mumbai 400 001

Kind Attn. : Mr. Sanjay Golecha - Deputy General Manager (CRD)

Dear Sir,

Sub : **Compliance of Clause 35 of the Listing Agreement**

This is in continuation to our letter of 11th instant. We are enclosing the revised statement giving the particulars of shareholders holding more than 1 percent of the shares of the Company under each head as on March 31, 2001 and June 30, 2001.

We hope you will find the above in order.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

THE STOCK EXCHANGE
MUMBAI
CONTENTS NOT VERIFIED
DATE 20/9/01 TIME 4.30

Encl : a/a

Registered Office: Maker Chambers IV, 3rd Floor, 222, Nariman Point, Mumbai - 400 021, India.

RELIANCE INDUSTRIES LIMITED

DETAILS OF 1% AND ABOVE SHARE HOLDING

	CATEGORY	AS ON 31.3.2001 NO. OF SHARES	PERCENTAGE
A	Promoter's holding		
2	Persons acting in concert		
	Sanchayita Mercantile Private Limited	3 37 74 691	3.21
	Reliance Enterprises Limited	3 15 20 000	2.99
	Florentine Trading Private Limited	2 59 05 279	2.46
	Velocity Trading Private Limited	2 44 66 251	2.32
	Madhuban Merchandise Private Limited	2 40 00 000	2.28
	Amur Trading Private Limited	1 60 00 000	1.52
	Tresta Trading Private Limited	1 60 00 000	1.52
	Yangste Trading Private Limited	1 60 00 000	1.52
B	Non-Promoters holding		
3	Institutional Investors		
a	Mutual Funds and UTI		
	Unit Trust of India	10 88 00 523	10.33
b	Banks, Financial Institutions, Insurance		
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
	Life Insurance Corporation of India	1 87 95 909	1.78
c	FIIs		
	Janus Worldwide Fund	3 05 50 633	2.90
	Emerging Markets Growth Fund Inc.	1 67 13 451	1.59
	Janus Overseas Fund	1 28 94 429	1.22
4	Others		
d	Any other (please specify)		
	The Bank of New York as Depository (for GDRs)	5 62 92 927	5.34

RELIANCE INDUSTRIES LIMITED

DETAILS OF 1% AND ABOVE SHARE HOLDING

	CATEGORY	AS ON 30.6.2001 NO. OF SHARES	PERCENTAGE
A	Promoter's holding		
2	Persons acting in concert		
	Sanchayita Mercantile Private Limited	3 37 74 691	3.21
	Reliance Enterprises Limited	3 15 20 000	2.99
	Florentine Trading Private Limited	2 59 05 279	2.46
	Velocity Trading Private Limited	2 44 66 251	2.32
	Madhuban Merchandise Private Limited	2 40 00 000	2.28
	Amur Trading Private Limited	1 60 00 000	1.52
	Tresta Trading Private Limited	1 60 00 000	1.52
	Yangste Trading Private Limited	1 60 00 000	1.52
B	Non-Promoters holding		
3	Institutional Investors		
a	Mutual Funds and UTI		
	Unit Trust of India	10 88 58 238	10.33
b	Banks, Financial Institutions, Insurance		
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
	Life Insurance Corporation of India	2 15 35 987	2.04
c	FIIs		
	Janus Worldwide Fund	2 58 89 506	2.46
	Emerging Markets Growth Fund Inc.	2 19 75 301	2.09
	Janus Overseas Fund	1 28 94 429	1.22
4	Others		
d	Any other (please specify)		
	The Bank of New York as Depository (for GDRs)	5 62 91 477	5.34

04 JAN -5 AM 7:21

ANNEXURE 6.c

Reliance Industries Limited

"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 - 70 Fax: 022-491-6112

October 15, 2001

THE STOCK EXCHANGE MUMBAI CONTENTS NOT VERIFIED DATE 5/1 TIME 3.35

THE SECRETARY
THE STOCK EXCHANGE
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
AHMEDABAD STOCK EXCHANGE ASSN. LTD.
KAMDHENU COMPLEX
NEAR POLYTECHNIC, AMBAWADI
AHMEDABAD 380 015

THE SECRETARY
BANGALORE STOCK EXCHANGE
STOCK EXCHANGE TOWER
51 1ST CROSS ROAD, J.C ROAD
BANGALORE 560 027

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
CALCUTTA 700 001

THE SECRETARY
CHENNAI STOCK EXCHANGE LTD.
EXCHANGE BUILDING
POST BOX NO. 183, 11 SECOND LINE BEACH
CHENNAI 682 035

THE SECRETARY
COCHIN STOCK EXCHANGE
POST BOX NO. 3529
VEEKSHANAM ROAD, ERNAKULAM
COCHIN 682 350

THE SECRETARY
DELHI STOCK EXCHANGE ASSN. LTD.
3 & 4/4B ASAF ALI ROAD
NEW DELHI 110 002

THE SECRETARY
PUNE STOCK EXCHANGE
SHIVLEELA CHAMBERS
752 SADASHIV PETH, KUMTHEKAR MARG
PUNE 411 030

THE SECRETARY
U.P. STOCK EXCHANGE LTD.
PADAM TOWERS, 14/113 CIVIL LINES
KANPUR 208 001

Dear Sir,

Sub : Distribution of shareholding as on quarter ended 30th September, 2001.

We send herewith distribution of shareholding of the Company as on quarter ended 30th September, 2001.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a

RELIANCE INDUSTRIES LIMITED

DISTRIBUTION OF SHAREHOLDING

		AS ON 30.9.2001	
	CATEGORY	NO. OF SHARES	PERCENTAGE
A	PROMOTERS HOLDING		
1	Promoters		
	Indian Promoters	6 86 21 728	6.51
	Foreign Promoters		
2	Persons acting in concert	38 75 42 183	36.78
	Sub-Total	45 61 63 911	43.29
B	NON-PROMOTERS HOLDING		
3	Institutional Investors		
a	Mutual Funds and UTI	11 43 21 876	10.85
b	Banks, Financial Institutions, Insurance	4 19 05 540	3.98
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
c	FIIs	18 13 69 190	17.21
	Sub-Total	33 75 96 606	32.04
4	Others		
a	Private Corporate Bodies	2 61 74 343	2.48
b	Indian Public	16 29 88 883	15.47
c	NRIs/OCBs	1 45 43 257	1.38
d	Any other (please specify)		
	(i) The Bank of New York as Depository (for GDRs)	5 62 90 027	5.34
	Sub-Total	25 99 96 510	24.67
	GRAND TOTAL	1 05 37 57 027	100.00

Ayy

RELIANCE INDUSTRIES LIMITED

NOTE :- 1 DETAILS OF 1% AND ABOVE SHARE HOLDING

	CATEGORY	AS ON 30.9.2001	
		NO. OF SHARES	PERCENTAGE
A	**PROMOTERS HOLDING**		
2	**Persons acting in concert**		
	Sanchayita Mercantile Private Limited	3 37 74 691	3.21
	Reliance Enterprises Limited	3 15 20 000	2.99
	Florentine Trading Private Limited	2 59 05 279	2.46
	Velocity Trading Private Limited	2 44 66 251	2.32
	Madhuban Merchandise Private Limited	2 40 00 000	2.28
	Amur Trading Private Limited	1 60 00 000	1.52
	Tresta Trading Private Limited	1 60 00 000	1.52
	Yangste Trading Private Limited	1 60 00 000	1.52
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	**Mutual Funds and UTI**		
	Unit Trust of India	10 44 94 829	9.92
b	**Banks, Financial Institutions, Insurance**		
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions).		
	Life Insurance Corporation of India	2 33 02 835	2.21
c	FIIs		
	Janus Worldwide Fund	2 12 77 624	2.02
	Emerging Markets Growth Fund Inc.	2 50 59 176	2.38
	Janus Overseas Fund	1 17 35 801	1.11
4	Others		
d	Any other (please specify)		
	The Bank of New York as Depository (for GDRs)	5 62 90 027	5.34

NOTE :- 2 FOREIGN SHAREHOLDING

SR. NO.	CATEGORY	AS ON 30.9.2001	
		NO. OF SHARES	PERCENTAGE
1	FIIs	18 13 69 190	17.21
2	NRIs/OCBs	1 45 43 257	1.38
3	GDRs	5 62 90 027	5.34

ANNEXURE 6d

0? JAN -5 7:21

Reliance Industries Limited

"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 - 70 Fax: 022-491-6112

January 15, 2001

THE SECRETARY
THE STOCK EXCHANGE
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
AHMEDABAD STOCK EXCHANGE ASSN. LTD.
KAMDHENU COMPLEX
NEAR POLYTECHNIC, AMBAWADI
AHMEDABAD 380 015

THE SECRETARY
BANGALORE STOCK EXCHANGE
STOCK EXCHANGE TOWER
51 1ST CROSS ROAD, J C ROAD
BANGALORE 560 027

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
CALCUTTA 700 001

THE SECRETARY
CHENNAI STOCK EXCHANGE LTD.
EXCHANGE BUILDING
POST BOX NO. 183, 11 SECOND LINE BEACH
CHENNAI 682 035

THE SECRETARY
COCHIN STOCK EXCHANGE
POST BOX NO. 3529
VEEKSHANAM ROAD, ERNAKULAM
COCHIN 682 350

THE SECRETARY
DELHI STOCK EXCHANGE ASSN. LTD.
3 & 4/4B ASAF ALI ROAD
NEW DELHI 110 002

THE SECRETARY
PUNE STOCK EXCHANGE
SHIVLEELA CHAMBERS
752 SADASHIV PETH, KUMTHEKAR MARG
PUNE 411 030

THE SECRETARY
U.P. STOCK EXCHANGE LTD.
PADAM TOWERS, 14/113 CIVIL LINES
KANPUR 208 001

Dear Sir,

Sub : Distribution of shareholding as on quarter ended 31st December, 2001.

We send herewith distribution of shareholding of the Company as on quarter ended 31st December, 2001.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a

c.c. : Luxembourg Stock Exchange

RELIANCE INDUSTRIES LIMITED

DISTRIBUTION OF SHAREHOLDING

		AS ON 31.12.2001	
	CATEGORY	NO. OF SHARES	PERCENTAGE
A	PROMOTERS HOLDING		
1	Promoters		
	Indian Promoters	6 86 21 728	6.51
	Foreign Promoters		
2	Persons acting in concert	38 75 42 183	36.78
	Sub-Total	45 61 63 911	43.29
B	NON-PROMOTERS HOLDING		
3	Institutional Investors		
a	Mutual Funds and UTI	10 25 16 434	9.73
b	Banks, Financial Institutions, Insurance	4 52 80 898	4.30
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
c	FIIs	19 60 61 870	18.61
	Sub-Total	34 38 59 202	32.63
4	Others		
a	Private Corporate Bodies	2 15 87 116	2.05
b	Indian Public	16 13 63 923	15.31
c	NRIs/OCBs	1 44 93 198	1.38
d	Any other (please specify)		
	(i) The Bank of New York as Depository (for GDRs)	5 62 89 677	5.34
	Sub-Total	25 37 33 914	24.08
	GRAND TOTAL	1 05 37 57 027	100.00

RELIANCE INDUSTRIES LIMITED

NOTE :- 1 DETAILS OF 1% AND ABOVE SHARE HOLDING

		AS ON 31.12.2001	
	CATEGORY	NO. OF SHARES	PERCENTAGE
A	**PROMOTERS HOLDING**		
2	**Persons acting in concert**		
	Sanchayita Mercantile Private Limited	3 37 74 691	3.21
	Reliance Enterprises Limited	3 15 20 000	2.99
	Florentine Trading Private Limited	2 59 05 279	2.46
	Velocity Trading Private Limited	2 44 66 251	2.32
	Madhuban Merchandise Private Limited	2 40 00 000	2.28
	Amur Trading Private Limited	1 60 00 000	1.52
	Tresta Trading Private Limited	1 60 00 000	1.52
	Yangste Trading Private Limited	1 60 00 000	1.52
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	**Mutual Funds and UTI**		
	Unit Trust of India	9 36 22 217	8.88
b	**Banks, Financial Institutions, Insurance**		
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
	Life Insurance Corporation of India	2 65 75 428	2.52
c	FIIs		
	Janus Worldwide Fund	1 88 47 624	1.79
	Emerging Markets Growth Fund Inc.	3 56 08 677	3.38
4	**Others**		
d	Any other (please specify)		
	The Bank of New York as Depository (for GDRs)	5 62 89 677	5.34

NOTE :- 2 FOREIGN SHAREHOLDING

SR. NO.	CATEGORY	AS ON 31.12.2001	
		NO. OF SHARES	PERCENTAGE
1	FIIs	19 60 61 870	18.61
2	NRIs/OCBs	1 44 93 198	1.38
3	GDRs	5 62 89 677	5.34

ANNEXURE 6 e

Reliance Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai-400 033
Tel: 463 1851 Fax: 463 1069

April 9, 2002

THE SECRETARY
THE STOCK EXCHANGE
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
AHMEDABAD STOCK EXCHANGE ASSN. LTD.
KAMDHENU COMPLEX
NEAR POLYTECHNIC, AMBAWADI
AHMEDABAD 380 015

THE SECRETARY
BANGALORE STOCK EXCHANGE
STOCK EXCHANGE TOWER
51 1ST CROSS ROAD, J C ROAD
BANGALORE 560 027

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
CALCUTTA 700 001

THE SECRETARY
CHENNAI STOCK EXCHANGE LTD.
EXCHANGE BUILDING
POST BOX NO. 183, 11 SECOND LINE BEACH
CHENNAI 682 035

THE SECRETARY
COCHIN STOCK EXCHANGE
POST BOX NO. 3529
VEEKSHANAM ROAD, ERNAKULAM
COCHIN 682 350

THE SECRETARY
DELHI STOCK EXCHANGE ASSN. LTD.
3 & 4/4B ASAF ALI ROAD
NEW DELHI 110 002

THE SECRETARY
PUNE STOCK EXCHANGE
SHIVLEELA CHAMBERS
752 SADASHIV PETH, KUMTHEKAR MARG
PUNE 411 030

THE SECRETARY
U.P. STOCK EXCHANGE LTD.
PADAM TOWERS, 14/113 CIVIL LINES
KANPUR 208 001

Dear Sir,

Sub : Distribution of shareholding as on quarter ended 31st March, 2002.

We send herewith distribution of shareholding of the Company as on quarter ended 31st March, 2002.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a

c.c. : Luxembourg Stock Exchange

RELIANCE INDUSTRIES LIMITED

DISTRIBUTION OF SHAREHOLDING

		AS ON 31.3.2002	
	CATEGORY	NO. OF SHARES	PERCENTAGE
A	PROMOTERS HOLDING		
1	**Promoters**		
	Indian Promoters	6 86 21 728	6.51
	Foreign Promoters		
2	**Persons acting in concert**	39 26 49 674	37.26
	Sub-Total	46 12 71 402	43.77
B	NON-PROMOTERS HOLDING		
3	**Institutional Investors**		
a	Mutual Funds and UTI	8 47 59 542	8.04
b	Banks, Financial Institutions, Insurance	5 68 46 818	5.39
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
c	FIIs	19 69 57 880	18.69
	Sub-Total	**33 85 64 240**	**32.13**
4	Others		
a	Private Corporate Bodies	2 14 44 630	2.04
b	Indian Public	16 24 16 692	15.41
c	NRIs/OCBs	1 37 71 186	1.31
d	Any other (please specify)		
	(i) The Bank of New York as Depository (for GDRs)	5 62 88 877	5.34
	Sub-Total	25 39 21 385	24.10
	GRAND TOTAL	1 05 37 57 027	100.00

RShah

RELIANCE INDUSTRIES LIMITED

NOTE :- 1 DETAILS OF 1% AND ABOVE SHARE HOLDING

		AS ON 31.3.2002	
	CATEGORY	NO. OF SHARES	PERCENTAGE
A	**PROMOTERS HOLDING**		
2	**Persons acting in concert**		
	Sanchayita Mercantile Private Limited	3 42 52 691	3.25
	Reliance Enterprises Limited	3 15 20 000	2.99
	Florentine Trading Private Limited	2 61 15 560	2.48
	Velocity Trading Private Limited	2 46 06 251	2.34
	Madhuban Merchandise Private Limited	2 40 00 000	2.28
	Amur Trading Private Limited	1 62 22 000	1.54
	Tresta Trading Private Limited	1 62 19 000	1.54
	Yangste Trading Private Limited	1 62 22 669	1.54
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	**Mutual Funds and UTI**		
	Unit Trust of India	7 65 06 643	7.26
b	**Banks, Financial Institutions, Insurance**		
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
	Life Insurance Corporation of India	3 79 56 927	3.60
c	**FIIs**		
	Janus Worldwide Fund	1 23 95 706	1.18
	Emerging Markets Growth Fund Inc.	3 65 99 177	3.47
4	**Others**		
d	Any other (please specify)		
	The Bank of New York as Depository (for GDRs)	5 62 88 877	5.34

NOTE :- 2 FOREIGN SHAREHOLDING

SR. NO.	CATEGORY	AS ON 31.3.2002	
		NO. OF SHARES	PERCENTAGE
1	FIIs	18 27 18 393	17.34
2	NRIs/OCBs	1 37 71 186	1.31
3	GDRs	5 62 88 877	5.34

9C

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai 400 033
Tel: 463 1351 Fax: 463 10?9

April 22, 2002

THE SECRETARY
THE STOCK EXCHANGE
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
AHMEDABAD STOCK EXCHANGE ASSN. LTD.
KAMDHENU COMPLEX
NEAR POLYTECHNIC, AMBAWADI
AHMEDABAD 380 015

THE SECRETARY
BANGALORE STOCK EXCHANGE
STOCK EXCHANGE TOWER
51.1ST CROSS ROAD, J C ROAD
BANGALORE 560 027

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
CALCUTTA 700 001

THE SECRETARY
CHENNAI STOCK EXCHANGE LTD.
EXCHANGE BUILDING
POST BOX NO. 183, 11 SECOND LINE BEACH
CHENNAI 682 035

THE SECRETARY
COCHIN STOCK EXCHANGE
POST BOX NO. 3529
VEEKSHANAM ROAD, ERNAKULAM
COCHIN 682 350

THE SECRETARY
DELHI STOCK EXCHANGE ASSN. LTD.
3 & 4/4B ASAF ALI ROAD
NEW DELHI 110 002

THE SECRETARY
PUNE STOCK EXCHANGE
SHIVLEELA CHAMBERS
752 SADASHIV PETH, KUMTHEKAR MARG
PUNE 411 030

THE SECRETARY
U.P. STOCK EXCHANGE LTD.
PADAM TOWERS, 14/113 CIVIL LINES
KANPUR 208 001

Dear Sir,

Sub : Distribution of shareholding as on quarter ended 31st March, 2002.

We refer to our letter dated April 9, 2002, on the captioned subject.

Kindly note correction in FIIs share holding under Note 2 as 19,69, 57,880 representing 18.69 % as stated in the main annexure to our aforesaid letter. Revised annexure is enclosed.

Kindly take the above on record.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

THE STOCK EXCHANGE MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: 23-9-02 TIME: 4.38 p.m

Encl : a/a
c.c. : Luxembourg Stock Exchange

RELIANCE INDUSTRIES LIMITED

NOTE :- 1 DETAILS OF 1% AND ABOVE SHARE HOLDING

		AS ON 31.3.2002	
	CATEGORY	NO. OF SHARES	PERCENTAGE
A	PROMOTERS HOLDING		
2	Persons acting in concert		
	Sanchayita Mercantile Private Limited	3 42 52 691	3.25
	Reliance Enterprises Limited	3 15 20 000	2.99
	Florentine Trading Private Limited	2 61 15 560	2.48
	Velocity Trading Private Limited	2 46 06 251	2.34
	Madhuban Merchandise Private Limited	2 40 00 000	2.28
	Amur Trading Private Limited	1 62 22 000	1.54
	Tresta Trading Private Limited	1 62 19 000	1.54
	Yangste Trading Private Limited	1 62 22 669	1.54
B	NON-PROMOTERS HOLDING		
3	Institutional Investors		
a	Mutual Funds and UTI		
	Unit Trust of India	7 65 06 643	7.26
b	Banks, Financial Institutions, Insurance		
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
	Life Insurance Corporation of India	3 79 56 927	3.60
c	FIIs		
	Janus Worldwide Fund	1 23 95 706	1.18
	Emerging Markets Growth Fund Inc.	3 65 99 177	3.47
4	Others		
d	Any other (please specify)		
	The Bank of New York as Depository (for GDRs)	5 62 88 877	5.34

NOTE :- 2 FOREIGN SHAREHOLDING

SR. NO.	CATEGORY	AS ON 31.3.2002	
		NO. OF SHARES	PERCENTAGE
1	FIIs	19 69 57 880	18.69
2	NRIs/OCBs	1 37 71 186	1.31
3	GDRs	5 62 88 877	5.34

NOTE :- 3 The Company is posting the above information on its website.

ANNEXURE 6 g

0/c

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 463 1851, Fax : 463 1069

October 11, 2002

THE STOCK EXCHANGE MUMBAI INWARD SECTION CONTENTS NOT VERIFIED

THE SECRETARY
THE STOCK EXCHANGE
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
AHMEDABAD STOCK EXCHANGE ASSN. LTD.
KAMDHENU COMPLEX
NEAR POLYTECHNIC, AMBAWADI
AHMEDABAD 380 015

THE SECRETARY
BANGALORE STOCK EXCHANGE
STOCK EXCHANGE TOWER
51 1ST CROSS ROAD, J C ROAD
BANGALORE 560 027

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
CALCUTTA 700 001

THE SECRETARY
CHENNAI STOCK EXCHANGE LTD.
EXCHANGE BUILDING
POST BOX NO. 183, 11 SECOND LINE BEACH
CHENNAI 682 035

THE SECRETARY
COCHIN STOCK EXCHANGE
POST BOX NO. 3529
VEEKSHANAM ROAD, ERNAKULAM
COCHIN 682 350

THE SECRETARY
DELHI STOCK EXCHANGE ASSN. LTD.
3 & 4/4B ASAF ALI ROAD
NEW DELHI 110 002

THE SECRETARY
PUNE STOCK EXCHANGE
SHIVLEELA CHAMBERS
752 SADASHIV PETH, KUMTHEKAR MARG
PUNE 411 030

THE SECRETARY
U.P. STOCK EXCHANGE LTD.
PADAM TOWERS, 14/113 CIVIL LINES
KANPUR 208 001

Dear Sir,

Sub : Distribution of shareholding as on quarter ended 30th September, 2002.

We send herewith distribution of shareholding of the Company as on quarter ended 30th September, 2002.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a
c.c. : Luxembourg Stock Exchange

RELIANCE INDUSTRIES LIMITED

DISTRIBUTION OF SHAREHOLDING

		AS ON 30.9.2002	
	CATEGORY	NO. OF SHARES	%
A	**PROMOTERS HOLDING**		
1	**Promoters**		
	Indian Promoters	6 86 21 728	6.51
	Foreign Promoters		
2	**Persons acting in concert**	39 19 99 074	37.20
	Sub-Total	**46 06 20 802**	**43.71**
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	Mutual Funds and UTI	7 32 98 563	6.96
b	Banks, Financial Institutions, Insurance	6 36 34 605	6.04
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
c	FIIs	20 05 36 228	19.03
	Sub-Total	**33 74 69 396**	**32.03**
4	**Others**		
a	Private Corporate Bodies	1 73 96 162	1.65
b	Indian Public	16 11 57 722	15.29
c	NRIs/OCBs	1 35 12 586	1.28
d	Any other (please specify)		
	(i) The Bank of New York as Depository (for GDRs)	6 36 00 359	6.04
	Sub-Total	**25 56 66 829**	**24.26**
	GRAND TOTAL	1 05 37 57 027	100.00

RELIANCE INDUSTRIES LIMITED

NOTE :- 1 DETAILS OF 1% AND ABOVE SHARE HOLDING

	CATEGORY	AS ON 30.9.2002 NO. OF SHARES	%
A	**PROMOTERS HOLDING**		
2	**Persons acting in concert**		
	Sanchayita Mercantile Private Limited	3 42 52 691	3.25
	Reliance Enterprises Limited	3 15 23 304	2.99
	Florentine Trading Private Limited	2 61 15 560	2.48
	Velocity Trading Private Limited	2 46 06 501	2.34
	Madhuban Merchandise Private Limited	2 40 00 000	2.28
	Ornate Traders Private Limited	1 95 67 327	1.86
	Amur Trading Private Limited	1 62 22 000	1.54
	Tresta Trading Private Limited	1 62 19 000	1.54
	Yangste Trading Private Limited	1 62 22 669	1.54
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	**Mutual Funds and UTI**		
	Unit Trust of India	6 60 87 346	6.27
b	**Banks, Financial Institutions, Insurance**		
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
	Life Insurance Corporation of India	4 47 92 506	4.25
c	**FIIs**		
	Janus Worldwide Fund	1 35 81 442	1.29
	Emerging Markets Growth Fund Inc.	4 94 56 946	4.69
	Capital International Emerging Markets Fund	1 20 51 313	1.14
4	**Others**		
d	Any other (please specify)		
	The Bank of New York as Depository (for GDRs)	6 36 00 359	6.04

NOTE :- 2 FOREIGN SHAREHOLDING

SR. NO.	CATEGORY	AS ON 30.9.2002 NO. OF SHARES	%
1	FIIs	20 05 36 228	19.03
2	NRIs/OCBs	1 35 12 586	1.28
3	GDRs	6 36 00 359	6.04

NOTE :- 3 The Company is posting the above information on its website.

ANNEXURE 6 f

Reliance Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 463 1851, Fax : 463 1069

July 12, 2002

THE SECRETARY
THE STOCK EXCHANGE
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
AHMEDABAD STOCK EXCHANGE ASSN. LTD.
KAMDHENU COMPLEX
NEAR POLYTECHNIC, AMBAWADI
AHMEDABAD 380 015

THE SECRETARY
BANGALORE STOCK EXCHANGE
STOCK EXCHANGE TOWER
51 1ST CROSS ROAD, J C ROAD
BANGALORE 560 027

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
CALCUTTA 700 001

THE SECRETARY
CHENNAI STOCK EXCHANGE LTD.
EXCHANGE BUILDING
POST BOX NO. 183, 11 SECOND LINE BEACH
CHENNAI 682 035

THE SECRETARY
COCHIN STOCK EXCHANGE
POST BOX NO. 3529
VEEKSHANAM ROAD, ERNAKULAM
COCHIN 682 350

THE SECRETARY
DELHI STOCK EXCHANGE ASSN. LTD.
3 & 4/4B ASAF ALI ROAD
NEW DELHI 110 002

THE SECRETARY
PUNE STOCK EXCHANGE
SHIVLEELA CHAMBERS
752 SADASHIV PETH, KUMTHEKAR MARG
PUNE 411 030

THE SECRETARY
U.P. STOCK EXCHANGE LTD.
PADAM TOWERS, 14/113 CIVIL LINES
KANPUR 208 001

Dear Sir,

Sub : Distribution of shareholding as on quarter ended 30th June, 2002.

We send herewith distribution of shareholding of the Company as on quarter ended 30th June, 2002.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: 15/7/02 TIME:

Encl : a/a
c.c. : Luxembourg Stock Exchange

RELIANCE INDUSTRIES LIMITED

DISTRIBUTION OF SHAREHOLDING

		AS ON 30.6.2002	
	CATEGORY	NO. OF SHARES	PERCENTAGE
A	PROMOTERS HOLDING		
1	Promoters		
	Indian Promoters	6 86 21 728	6.51
	Foreign Promoters		
2	Persons acting in concert	39 21 63 374	37.22
	Sub-Total	46 07 85 102	43.73
B	NON-PROMOTERS HOLDING		
3	Institutional Investors		
a	Mutual Funds and UTI	7 88 55 080	7.48
b	Banks, Financial Institutions, Insurance	6 33 35 512	6.01
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
c	FIIs	20 23 92 240	19.21
	Sub-Total	34 45 82 832	32.70
4	Others		
a	Private Corporate Bodies	1 84 00 998	1.75
b	Indian Public	16 00 49 248	15.19
c	NRIs/OCBs	1 36 50 120	1.30
d	Any other (please specify)		
	(i) The Bank of New York as Depository (for GDRs)	5 62 88 727	5.34
	Sub-Total	24 83 89 093	23.57
	GRAND TOTAL	1 05 37 57 027	100.00

RELIANCE INDUSTRIES LIMITED

NOTE :- 1 DETAILS OF 1% AND ABOVE SHARE HOLDING

		AS ON 30.6.2002	
	CATEGORY	NO. OF SHARES	PERCENTAGE
A	PROMOTERS HOLDING		
2.	Persons acting in concert		
	Sanchayita Mercantile Private Limited	3 42 52 691	3.25
	Reliance Enterprises Limited	3 15 23 304	2.99
	Florentine Trading Private Limited	2 61 15 560	2.48
	Velocity Trading Private Limited	2 46 06 501	2.34
	Madhuban Merchandise Private Limited	2 40 00 000	2.28
	Ornate Traders Private Limited	1 97 31 627	1.87
	Amur Trading Private Limited	1 62 22 000	1.54
	Tresta Trading Private Limited	1 62 19 000	1.54
	Yangste Trading Private Limited	1 62 22 669	1.54
B	NON-PROMOTERS HOLDING		
3	Institutional Investors		
a	Mutual Funds and UTI		
	Unit Trust of India	7 08 86 302	6.73
b	Banks, Financial Institutions, Insurance		
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
	Life Insurance Corporation of India	4 47 92 556	4.25
c	FIIs		
	Janus Worldwide Fund	1 23 95 706	1.18
	Emerging Markets Growth Fund Inc.	4 29 59 096	4.08
4	Others		
d	Any other (please specify)		
	The Bank of New York as Depository (for GDRs)	5 62 88 727	5.34

NOTE :- 2 FOREIGN SHAREHOLDING

SR. NO.	CATEGORY	AS ON 30.6.2002	
		NO. OF SHARES	PERCENTAGE
1	FIIs	20 23 92 240	19.21
2	NRIs/OCBs	1 36 50 120	1.30
3	GDRs	5 62 88 727	5.34

NOTE :- 3 The Company is posting the above information on its website.

Rlan

ANNEXURE 6 h

04 JAN -5 AM 7:21

0/c

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 463 1851, Fax : 463 1069

January 13, 2003

THE SECRETARY
THE STOCK EXCHANGE
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
AHMEDABAD STOCK EXCHANGE ASSN. LTD.
KAMDHENU COMPLEX
NEAR POLYTECHNIC, AMBAWADI
AHMEDABAD 380 015

THE SECRETARY
BANGALORE STOCK EXCHANGE
STOCK EXCHANGE TOWER
51 1ST CROSS ROAD, J C ROAD
BANGALORE 560 027

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
CALCUTTA 700 001.

THE SECRETARY
CHENNAI STOCK EXCHANGE LTD.
EXCHANGE BUILDING
POST BOX NO. 183, 11 SECOND LINE BEACH
CHENNAI 682 035

THE SECRETARY
COCHIN STOCK EXCHANGE
POST BOX NO. 3529
VEEKSHANAM ROAD, ERNAKULAM
COCHIN 682 350

THE SECRETARY
DELHI STOCK EXCHANGE ASSN. LTD.
3 & 4/4B ASAF ALI ROAD
NEW DELHI 110 002

THE SECRETARY
PUNE STOCK EXCHANGE
SHIVLEELA CHAMBERS
752 SADASHIV PETH, KUMTHEKAR MARG
PUNE 411 030

THE SECRETARY
U.P. STOCK EXCHANGE LTD.
PADAM TOWERS, 14/113 CIVIL LINES
KANPUR 208 001

Dear Sir,

Sub : **Distribution of shareholding as on quarter ended 31st December, 2002.**

We send herewith distribution of shareholding of the Company as on quarter ended 31st December, 2002.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a
c.c. : Luxembourg Stock Exchange

RELIANCE INDUSTRIES LIMITED

DISTRIBUTION OF SHAREHOLDING

	CATEGORY	AS ON 31.12.2002 NO. OF SHARES	%
A	PROMOTERS HOLDING		
1	Promoters		
	Indian Promoters	17 36 48 008	12.44
	Foreign Promoters		
2	Persons acting in concert	46 71 80 763	33.46
	Sub-Total	64 08 28 771	45.89
B	NON-PROMOTERS HOLDING		
3	Institutional Investors		
a	Mutual Funds and UTI	10 11 67 825	7.25
b	Banks, Financial Institutions, Insurance Companies (Central/ State Gov. Institutions/ Non-Government Institutions)	8 45 48 012	6.05
c	FIIs	20 17 75 324	14.45
	Sub-Total	38 74 91 161	27.75
4	Others		
a	Private Corporate Bodies	2 74 40 622	1.97
b	Indian Public	24 90 73 087	17.84
c	NRIs/OCBs	1 39 11 594	1.00
d	Any other (please specify)		
	(i) The Bank of New York as Depository (for GDRs)	7 76 32 301	5.56
	Sub-Total	36 80 57 604	26.36
	GRAND TOTAL	1 39 63 77 536	100.00

Note:Effective October 23, 2002, the Company has allotted 34,26,20,509 equity shares of Reliance Industries Limited to the shareholders of erstwhile Reliance Petroleum Limited and consequently the issued and paid up equity share capital of the Company has increased to Rs. 1396.38 crores from Rs.1053.76 crores.

RELIANCE INDUSTRIES LIMITED

NOTE :- 1 DETAILS OF 1% AND ABOVE SHARE HOLDING

		CATEGORY	AS ON 31.12.2002	
			NO. OF SHARES	%
A		PROMOTERS HOLDING		
1		Promoters		
		Petroleum Trust (through Trustees)	10 46 60 154	7.50
2		Persons acting in concert		
	a	Sanchayita Mercantile Private Limited	3 42 59 091	2.45
	b	Reliance Enterprises Limited	3 15 23 304	2.26
	c	Florentine Trading Private Limited	2 61 15 560	1.87
	d	Velocity Trading Private Limited	2 46 06 501	1.76
	e	Madhuban Merchandise Private Limited	2 40 00 000	1.72
	f	Ornate Traders Private Limited	1 95 67 444	1.40
	g	Amur Trading Private Limited	1 62 30 300	1.16
	h	Tresta Trading Private Limited	1 62 30 904	1.16
	i	Yangste Trading Private Limited	1 62 30 869	1.16
	j	Reliance Polyolefins Private Limited	1 90 90 909	1.37
	k	Reliance Aromatics and Petrochemicals Pvt Ltd	1 60 29 090	1.15
	l	Reliance Energy and Project Development Pvt Ltd	1 60 29 090	1.15
	m	Reliance Chemicals Private Limited	1 45 68 372	1.04
	n	Reliance Capital Ltd	1 44 96 212	1.04
B		NON-PROMOTERS HOLDING		
3		Institutional Investors		
	a	Mutual Funds and UTI		
		Unit Trust of India	8 69 91 581	6.23
	b	Banks, Financial Institutions, Insurance Companies (Central/State Gov. Institutions/ Non-Government Institutions)		
		Life Insurance Corporation of India	5 46 82 656	3.92
	c	FIIs		
		Emerging Markets Growth Fund Inc.	5 12 32 450	3.67
4		Others		
	a	Any other (please specify)		
		The Bank of New York as Depository (for GDRs)	7 76 32 301	5.56

NOTE :- 2 FOREIGN SHAREHOLDING

	CATEGORY	AS ON 31.12.2002	
		NO. OF SHARES	%
1	FIIs	20 17 75 324	14.45
2	NRIs/OCBs	1 39 11 594	1.00
3	GDRs	7 76 32 301	5.56

NOTE :- 3 The Company is posting the above information on its website.

ANNEXURE 6

O/c

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 5663 1841/5663 1851 Fax : 5663 1069

April 14, 2003

THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE:..........TIME:.......

THE SECRETARY
THE STOCK EXCHANGE
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
AHMEDABAD STOCK EXCHANGE ASSN. LTD.
KAMDHENU COMPLEX
NEAR POLYTECHNIC, AMBAWADI
AHMEDABAD 380 015

THE SECRETARY
BANGALORE STOCK EXCHANGE
STOCK EXCHANGE TOWER
51 1ST CROSS ROAD, J C ROAD
BANGALORE 560 027

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
CALCUTTA 700 001

THE SECRETARY
CHENNAI STOCK EXCHANGE LTD.
EXCHANGE BUILDING
POST BOX NO. 183, 11 SECOND LINE BEACH
CHENNAI 682 035

THE SECRETARY
COCHIN STOCK EXCHANGE
POST BOX NO. 3529
VEEKSHANAM ROAD, ERNAKULAM
COCHIN 682 350

THE SECRETARY
DELHI STOCK EXCHANGE ASSN. LTD.
3 & 4/4B ASAF ALI ROAD
NEW DELHI 110 002

THE SECRETARY
PUNE STOCK EXCHANGE
SHIVLEELA CHAMBERS
752 SADASHIV PETH, KUMTHEKAR MARG
PUNE 411 030

THE SECRETARY
U.P. STOCK EXCHANGE LTD.
PADAM TOWERS, 14/113 CIVIL LINES
KANPUR 208 001

Dear Sir,

Sub : Distribution of shareholding as on quarter ended 31st March, 2003.

We send herewith distribution of shareholding of the Company as on quarter ended 31st March, 2003.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a
c.c. : Luxembourg Stock Exchange

RELIANCE INDUSTRIES LIMITED

DISTRIBUTION OF SHAREHOLDING

	CATEGORY	AS ON 31.3.2003 NO. OF SHARES	%
A	PROMOTERS HOLDING		
1	Promoters		
	Indian Promoters	17 52 99 475	12.55
	Foreign Promoters		
2	Persons acting in concert	47 42 68 817	33.96
	Sub-Total	64 95 68 292	46.52
B	NON-PROMOTERS HOLDING		
3	Institutional Investors		
a	Mutual Funds and UTI	5 11 68 870	3.66
	Administrator of the Specified u/o the Unit Trust of India	4 60 57 886	3.30
b	Banks, Financial Institutions, Insurance Companies (Central/ State Gov. Institutions/ Non-Government Institutions)	8 58 90 102	6.15
c	FIIs	20 45 67 372	14.65
	Sub-Total	38 76 84 230	27.76
4	Others		
a	Private Corporate Bodies	2 33 34 769	1.67
b	Indian Public	24 14 89 984	17.29
c	NRIs/OCBs	1 37 65 896	0.99
d	Any other (please specify)		
	The Bank of New York as Depository (for GDRs)	8 05 34 365	5.77
	Sub-Total	35 91 25 014	25.72
	GRAND TOTAL	1 39 63 77 536	100.00

RELIANCE INDUSTRIES LIMITED

NOTE :- 1 DETAILS OF 1% AND ABOVE SHARE HOLDING

		CATEGORY	AS ON 31.3.2003	
			NO. OF SHARES	%
A		PROMOTERS HOLDING		
1		Promoters	-	
		Petroleum Trust (through Trustees)	10 46 60 154	7.50
2		Persons acting in concert		
	a	Sanchayita Mercantile Private Limited	3 42 59 091	2.45
	b	Reliance Enterprises Limited	3 15 23 304	2.26
	c	Florentine Trading Private Limited	2 61 15 560	1.87
	d	Velocity Trading Private Limited	2 46 06 501	1.76
	e	Madhuban Merchandise Private Limited	2 43 50 000	1.74
	f	Ornate Traders Private Limited	1 95 67 444	1.40
	g	Amur Trading Private Limited	1 65 10 300	1.18
	h	Tresta Trading Private Limited	1 65 47 904	1.19
	i	Yangste Trading Private Limited	1 62 30 869	1.16
	j	Reliance Polyolefins Private Limited	1 90 90 909	1.37
	k	Reliance Aromatics and Petrochemicals Pvt Ltd	1 60 29 090	1.15
	l	Reliance Energy and Project Development Pvt Ltd	1 60 29 090	1.15
	m	Reliance Chemicals Private Limited	1 45 68 372	1.04
	n	Reliance Capital Ltd	1 64 26 584	1.18
B		NON-PROMOTERS HOLDING		
3		Institutional Investors		
	a	Mutual Funds and UTI		
		Unit Trust of India	1 82 89 854	1.31
		Administrator of the Specified u/o the UTI	4 60 57 886	3.30
	b	Banks, Financial Institutions, Insurance Companies (Central/State Gov. Institutions/ Non-Government Institutions)		
		Life Insurance Corporation of India	5 70 01 756	4.08
	c	FIIs		
		Emerging Markets Growth Fund Inc.	5 22 25 393	3.74
		Janus Worldwide Fund	1 56 59 658	1.12
4		Others		
	a	Any other (please specify)		
		The Bank of New York as Depository (for GDRs)	8 05 34 365	5.77

NOTE :- 2 FOREIGN SHAREHOLDING

	CATEGORY	AS ON 31.3.2003	
		NO. OF SHARES	%
1	FIIs	20 45 67 372	14.65
2	NRIs/OCBs	1 37 65 896	0.99
3	GDRs	8 05 34 365	5.77

NOTE :- 3 The Company is posting the above information on its website.

llu

ANNEXURE 6 j

O/C

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 5663 1841/ 5663 1851 Fax : 5663 1069

July 11, 2003

THE SECRETARY
THE STOCK EXCHANGE
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
AHMEDABAD STOCK EXCHANGE ASSN. LTD.
KAMDHENU COMPLEX
NEAR POLYTECHNIC, AMBAWADI
AHMEDABAD 380 015

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
CALCUTTA 700 001

THE SECRETARY
CHENNAI STOCK EXCHANGE LTD.
EXCHANGE BUILDING
POST BOX NO. 183, 11 SECOND LINE BEACH
CHENNAI 682 035

THE SECRETARY
COCHIN STOCK EXCHANGE
POST BOX NO. 3529
VEEKSHANAM ROAD, ERNAKULAM
COCHIN 682 350

THE SECRETARY
DELHI STOCK EXCHANGE ASSN. LTD.
3 & 4/4B ASAF ALI ROAD
NEW DELHI 110 002

THE SECRETARY
PUNE STOCK EXCHANGE
SHIVLEELA CHAMBERS
752 SADASHIV PETH, KUMTHEKAR MARG
PUNE 411 030

THE SECRETARY
U.P. STOCK EXCHANGE LTD.
PADAM TOWERS, 14/113 CIVIL LINES
KANPUR 208 001

NSEIL
14 JUL 2003
Contents not Verified

Dear Sir,

Sub : Distribution of shareholding as on quarter ended 30th June, 2003

We send herewith distribution of shareholding of the Company as on quarter ended 30th June, 2003.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

SURENDRA PIPARA
JT. COMPANY SECRETARY

Encl : a/a

c.c. : Luxembourg Stock Exchange

RELIANCE INDUSTRIES LIMITED

DISTRIBUTION OF SHAREHOLDING

	CATEGORY	AS ON 30.6.2003	
		NO. OF SHARES	%
A	PROMOTERS HOLDING		
1	Promoters		
	Indian Promoters	17 64 44 775	12.64
	Foreign Promoters		
2	Persons acting in concert	47 53 25 061	34.04
	Sub-Total	65 17 69 836	46.68
B	NON-PROMOTERS HOLDING		
3	Institutional Investors		
a	Mutual Funds and UTI	2 62 26 229	1.88
	Administrator of the Specified u/o the Unit Trust of India	5 59 94 112	4.01
b	Banks, Financial Institutions, Insurance		
	Companies (Central/State Gov. Institutions/	8 59 14 618	6.15
	Non-Government Institutions)		
c	FIIs	22 77 45 432	16.31
	Sub-Total	39 58 80 391	28.35
4	Others		
a	Private Corporate Bodies	1 81 32 320	1.30
b	Indian Public	23 12 51 908	16.56
c	NRIs/OCBs	1 34 91 020	0.97
d	Any other (please specify)		
	The Bank of New York as Depository (for GDRs)	8 58 52 061	6.15
	Sub-Total	34 87 27 309	24.97
	GRAND TOTAL	139 63 77 536	100.00

RELIANCE INDUSTRIES LIMITED

NOTE :- 1 DETAILS OF 1% AND ABOVE SHARE HOLDING

			AS ON 30.6.2003	
		CATEGORY	NO. OF SHARES	%
A		PROMOTERS HOLDING		
1		**Promoters**		
		Petroleum Trust (through Trustees)	10 46 60 154	7.50
2		**Persons acting in concert**		
	a	Sanchayita Mercantile Private Limited	3 42 59 091	2.45
	b	Reliance Enterprises Limited	3 15 23 304	2.26
	c	Florentine Trading Private Limited	2 61 15 560	1.87
	d	Velocity Trading Private Limited	2 46 06 501	1.76
	e	Madhuban Merchandise Private Limited	2 43 50 000	1.74
	f	Ornate Traders Private Limited	1 95 67 290	1.40
	g	Reliance Polyolefins Private Limited	1 90 90 909	1.37
	h	Tresta Trading Private Limited	1 65 47 904	1.19
	i	Amur Trading Private Limited	1 65 10 300	1.18
	j	Yangste Trading Private Limited	1 62 30 869	1.16
	k	Reliance Aromatics and Petrochemicals Private Limited	1 60 29 090	1.15
	l	Reliance Energy and Project Development Private Limited	1 60 29 090	1.15
	m	Reliance Capital Limited	1 64 74 028	1.18
	n	Reliance Chemicals Private Limited	1 45 68 372	1.04
B		NON-PROMOTERS HOLDING		
3		**Institutional Investors**		
	a	**Mutual Funds and UTI**		
		Administrator of the Specified u/o the Unit Trust of India	5 59 94 112	4.01
	b	**Banks, Financial Institutions, Insurance**		
		Companies (Central/State Gov. Institutions/		
		Non-Government Institutions)		
		Life Insurance Corporation of India	5 70 21 664	4.08
	c	**FIIs**		
		Emerging Markets Growth Fund Inc.	5 38 10 501	3.85
		Janus Worldwide Fund	1 92 63 983	1.38
4		**Others**		
	a	Any other (please specify)		
		The Bank of New York as Depository (for GDRs)	8 58 52 061	6.15

NOTE :- 2 FOREIGN SHAREHOLDING

SR. NO.	CATEGORY	AS ON 30.6.2003	
		NO. OF SHARES	%
1	FIIs	22 77 45 432	16.31
2	NRIs/OCBs	1 34 91 020	0.97
3	GDRs	8 58 52 061	6.15

ANNEXURE 6 K

Reliance
Industries Limited

ICI Premises, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 5663 1841/5663 1851 Fax : 5663 1069

THE STOCK EXCHANGE MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: 13-10-2003

October 13, 2003

THE SECRETARY
THE STOCK EXCHANGE
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
AHMEDABAD STOCK EXCHANGE ASSN. LTD.
KAMDHENU COMPLEX
NEAR POLYTECHNIC, AMBAWADI
AHMEDABAD 380 015

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
CALCUTTA 700 001

THE SECRETARY
CHENNAI STOCK EXCHANGE LTD.
EXCHANGE BUILDING
POST BOX NO. 183, 11 SECOND LINE BEACH
CHENNAI 682 035

THE SECRETARY
COCHIN STOCK EXCHANGE
POST BOX NO. 3529
VEEKSHANAM ROAD, ERNAKULAM
COCHIN 682 350

THE SECRETARY
DELHI STOCK EXCHANGE ASSN. LTD.
3 & 4/4B ASAF ALI ROAD
NEW DELHI 110 002

Dear Sir,

Sub : **Distribution of shareholding as on quarter ended 30th September, 2003.**

We send herewith distribution of shareholding of the Company as on quarter ended 30th September, 2003.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**

SURENDRA PIPARA
JT. COMPANY SECRETARY

Encl : a/a

c.c. : Luxembourg Stock Exchange

RELIANCE INDUSTRIES LIMITED

DISTRIBUTION OF SHAREHOLDING

	CATEGORY	AS ON 30.9.2003	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	**PROMOTERS HOLDING**		
1	**Promoters**		
	Indian Promoters	17 63 20 746	12.63
	Foreign Promoters		
2	**Persons acting in concert**	47 53 25 822	34.04
	Sub-Total	**65 16 46 568**	**46.67**
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	Mutual Funds and UTI	2 16 32 664	1.55
b	Banks, Financial Institutions, Insurance		
	Companies (Central/State Gov. Institutions/	12 39 51 031	8.88
	Non-Government Institutions)		
c	FIIs	26 82 51 503	19.21
	Sub-Total	**41 38 35 198**	**29.64**
4	**Others**		
a	Private Corporate Bodies	1 67 30 722	1.20
b	Indian Public	21 55 49 637	15.44
c	NRIs/OCBs	1 29 63 450	0.93
d	Any other (please specify)		
	The Bank of New York as Depository (for GDRs)	8 56 51 961	6.13
	Sub-Total	**33 08 95 770**	**23.70**
	GRAND TOTAL	**139 63 77 536**	**100.00**

RELIANCE INDUSTRIES LIMITED

NOTE :- 1 DETAILS OF 1% AND ABOVE SHARE HOLDING

		CATEGORY	AS ON 30.9.2003	
			NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A		**PROMOTERS HOLDING**		
1		**Promoters**		
		Petroleum Trust (through Trustees)	10 46 60 154	7.50
2		**Persons acting in concert**		
	a	Sanchayita Mercantile Private Limited	3 42 59 091	2.45
	b	Reliance Enterprises Limited	3 15 23 304	2.26
	c	Florentine Trading Private Limited	2 61 15 686	1.87
	d	Velocity Trading Private Limited	2 46 06 830	1.76
	e	Madhuban Merchandise Private Limited	2 43 50 000	1.74
	f	Ornate Traders Private Limited	1 95 67 290	1.40
	g	Reliance Polyolefins Private Limited	1 90 90 909	1.37
	h	Tresta Trading Private Limited	1 65 47 904	1.19
	i	Amur Trading Private Limited	1 65 10 300	1.18
	j	Yangste Trading Private Limited	1 62 30 869	1.16
	k	Reliance Aromatics and Petrochemicals Private Limited	1 60 29 090	1.15
	l	Reliance Energy and Project Development Private Limited	1 60 29 090	1.15
	m	Reliance Capital Limited	1 64 74 028	1.18
	n	Reliance Chemicals Private Limited	1 45 68 372	1.04
		NON-PROMOTERS HOLDING		
3		**Institutional Investors**		
	b	**Banks, Financial Institutions, Insurance Companies (Central/State Gov. Institutions/ Non-Government Institutions)**		
		Life Insurance Corporation of India	5 50 51 458	3.94
		Administrator of the Specified undertaking of the Unit Trust of India	4 42 66 299	3.17
	c	**FIIs**		
		Emerging Markets Growth Fund Inc.	5 91 60 784	4.24
		Janus Worldwide Fund	1 76 40 480	1.26
		Capital International Emerging Markets Fund	1 55 84 101	1.12
4		**Others**		
	a	Any other (please specify)		
		The Bank of New York as Depository (for GDRs)	8 56 51 961	6.13

NOTE :- 2 FOREIGN SHAREHOLDING

S. NO.	CATEGORY	AS ON 30.9.2003	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
1	FIIs	26 82 51 503	19.21
2	NRIs/OCBs	1 29 63 450	0.93
3	GDRs	8 56 51 961	6.13

NOTE :- 3 The Company is posting the above information on its website.

06 JAN -5 AM 7:21

ANNEXURE 7a

8/c

(7)

Reliance Industries Limited

"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 - 70 Fax: 022-491-6112

April 26, 2001

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sirs,

Sub : **Certificate under section 47(c).**

In terms of Clause 47(c) of the Listing Agreement, we are enclosing a Certificate issued by practising Company Secretary for the half year ended 31st March, 2001.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

THE STOCK EXCHANGE
CONTENTS
26/4/01

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune and
National Stock Exchange

NSE

bhupendra k. shroff
m. com., ll.b. (advocate),
f.c.s., c.i.a. (u.s.a.)
practicing company secretary
(company law consultants).

504, dalamal chambers,
29, sir, v.thackersey marg,
bombay – 400 020.
Tel: 2035948, 2031048
Fax: 2855759

CERTIFICATE

I have examined all relevant Books, Registers, Forms, documents and Papers of RELIANCE INDUSTRIES LIMITED (the Company) produced before me for the purpose of issuing the certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purposes of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Transfer Agents KARVY CONSULTANTS LIMITED of 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad 500 034 has in relation to the half-year ended on 31st March, 2001, delivered all certificates within the respective periods stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange except for 14 days during the month of December, 2000 due to the postal strike on all India basis.

Place: Mumbai
Date : 26th April, 2001

BHUPENDRA K. SHROFF
Company Secretary
C.P. No.116

ANNEXURE 7 b

Reliance Industries Limited

"Chitrakoot", 'C' & 'D' Block,Second Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400013
Phones: 491 8461 - 70 Fax: 022-491-6112

October 22, 2001

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sirs,

Sub : **Certificate under section 47(c).**

In terms of Clause 47(c) of the Listing Agreement, we are enclosing a Certificate issued by practising Company Secretary for the half year ended 30th September, 2001.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune and
National Stock Exchange

THE STOCK EXCHANGE MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: 22 TIME:

bhupendra k. shroff
m. com., ll.b. (advocate),
f.c.s., c.i.a. (u.s.a.)
practicing company secretary
(company law consultants).

504, dalamal chambers,
29, sir, v.thackersey marg,
bombay – 400 020.
Tel: 2035948, 2031048
Fax: 2855759

CERTIFICATE

I have examined all relevant Books, Registers, Forms, Documents and paper of RELIANCE INDUSTRIES LIMITED (the Company) produced before me for the purpose of issuing certificate under sub clause (c) of Clause 47 of the Listing Agreement with the Stock Exchange and base on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purpose of certification. I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Transfer Agents KARVY CONSULTANTS LIMITED of 46, Avenue 4, Street No.1, Banjara Hills , Hyderabad 500 034 has in relation to the half-year ended on 30th September, 2001, delivered all certificates within the respective periods stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

PLACE:MUMBAI
DATED: 22/10/2001

BHUPENDRA K.SHROFF
PRACTICING COMPANY SECRETARY
C.P.NO.116

ANNEXURE 7 C

Reliance
Industries Limited
Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033
Tel. : 463 1851, Fax : 463 1069

April 22, 2002

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sirs,

Sub : **Certificate under section 47(c).**

In terms of Clause 47(c) of the Listing Agreement, we are enclosing a Certificate issued by practising Company Secretary for the half year ended 31st March, 2002.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

THE STOCK EXCHANGE
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: 23-4 TIME: 12-38 pm

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune and
National Stock Exchange

bhupendra k. shroff
m. com., ll.b. (advocate),
f.c.s., c.i.a. (u.s.a.)
practicing company secretary
(company law consultants).

504, dalamal chambers,
29, sir, v.thackersey marg,
bombay – 400 020.
Tel: 2035948, 2031048
Fax: 2855759

CERTIFICATE

I have examined all relevant Books, Registers, Forms, documents and Papers of RELIANCE INDUSTRIES LIMITED (the Company) produced before me for the purpose of issuing the certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purposes of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Transfer Agents KARVY CONSULTANTS LIMITED of 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad 500 034 has in relation to the half-year ended on 31st March, 2002, delivered all certificates within the respective periods stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

Place: Mumbai
Date : 22nd April, 2002

BHUPENDRA K. SHROFF
Company Secretary
C.P. No.116

bhupendra k. shroff
practicing company secretary
FCS - 24 CP - 116

Page 2/2

ANNEXURE 7d

Reliance Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel.: 463 1851, Fax: 463 1069

October 18, 2002

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

THE STOCK EXCHANGE MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE 31/12/02 TIME 10.35

Dear Sirs,

Sub : **Certificate under section 47(c).**

In terms of Clause 47(c) of the Listing Agreement, we are enclosing a Certificate issued by practising Company Secretary for the half year ended 30th September, 2002.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune and
National Stock Exchange

bhupendra k. shroff
m.com.,ll.b.(advocate),
f.c.s., c.i.a. (u.s.a.)
practicing company secretary
(company law consultant)

504, dalamal chambers,
29, sir, v. thakersey marg,
bombay - 400 020.
Tel. : 2035948, 2031048
Fax : 2855759

CERTIFICATE

I have examined all relevant Books, Registers, Forms, documents and Papers of RELIANCE INDUSTRIES LIMITED (the Company) produced before me for the purpose of issuing the certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purposes of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Transfer Agents KARVY CONSULTANTS LIMITED of 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad 500 034 has in relation to the half-year ended on 30th September, 2002, delivered all certificates within the respective periods stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

Place: Mumbai
Date : 18th October, 2002

bhupendra k. shroff * practicing company secretary * FCS - 24 CP - 116

BHUPENDRA K. SHROFF
Company Secretary
C.P. No.116

ANNEXURE 7 e

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 5663 1841/ 5663 1851 Fax : 5663 1069

April 23, 2003

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE:.......... TIME:.......

Dear Sirs,

Sub : **Certificate under section 47(c).**

In terms of Clause 47(c) of the Listing Agreement, we are enclosing a Certificate issued by practising Company Secretary for the half year ended 31st March, 2003.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

K Sethuraman
Vice President – Corporate Secretarial

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune and
National Stock Exchange

bhupendra k. shroff
m.com.,ll.b.(advocate),
f.c.s., c.i.a. (u.s.a.)
practicing company secretary
(company law consultant)

504, dalamal chambers,
29, sir, v. thakersey marg,
bombay - 400 020.
Tel. : 22035948, 22031048

CERTIFICATE

I have examined all relevant Books, Registers, Forms, documents and Papers of RELIANCE INDUSTRIES LIMITED (the Company) produced before me for the purpose of issuing the certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purposes of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Transfer Agents KARVY CONSULTANTS LIMITED of 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad 500 034 has in relation to the half-year ended on 31st March, 2003, delivered all certificates within the respective periods stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

Place: Mumbai
Date : 23rd April, 2003

BHUPENDRA K. SHROFF
Company Secretary
C.P. No.116

ANNEXURE 7 f

04 JAN -5 7:21 07C

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

October 20, 2003

The Stock Exchange, Mumbai
Dalal Street
Mumbai 400 001

Kind Attn. : Shri Ajith Sawant (DSC-CRD)

Dear Sirs,

Sub : **Certificate under Clause 47(c).**

In terms of Clause 47(c) of the Listing Agreement, we are enclosing a Certificate issued by practising Company Secretary for the half year ended 30th September, 2003.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**

SURENDRA PIPARA
JT. COMPANY SECRETARY

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Calcutta,
Chennai, Cochin,
New Delhi and
National Stock Exchange

20/10/03

NSEIL
20 OCT 2003
Contents not Verified

bhupendra k. shroff
m.com.,ll.b.(advocate),
f.c.s., c.i.a. (u.s.a.)
practicing company secretary
(company law consultant)

504, dalamal chambers,
29, sir, v. thakersey marg,
bombay - 400 020.
Tel. : 22035948, 22031048

CERTIFICATE

I have examined all relevant Books, Registers, Forms, documents and Papers of RELIANCE INDUSTRIES LIMITED (the Company) produced before me for the purpose of issuing the certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purposes of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Transfer Agents KARVY CONSULTANTS LIMITED of 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad 500 034 has in relation to the half-year ended on 30th September, 2003, delivered all certificates within the respective periods stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

Place: Mumbai
Date : 20th October, 2003

BHUPENDRA K. SHROFF
Company Secretary
C.P. No.116

ANNEXURE - 8a

04 JAN -5 AM 7:21

(8)

Reliance
Industries Limited

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

October 31, 2001

My dear fellow Reliance shareowners,

I am happy to report RIL's record performance for the 6 months period ended September 30, 2001.

Significant highlights of RIL's performance during the period under review:

- RIL is India's largest private sector company in terms of net profits, net worth, and assets, and is second only to Reliance Petroleum Ltd. (RPL) in terms of sales
- Sales of Rs. 12,624 crores (US$ 2,637 million)
- Cash profit increased 10% to Rs. 2,204 crores (US$ 460 million)
- Net profit increased 10% to Rs. 1,320 crores (US$ 276 million)
- Consolidated profits (including financials of RPL, BSES, RIL's 100% subsidiaries, and other affiliates) of Rs. 1,768 crores (US$ 369 million)
- RIL and RPL are India's largest two exporters with combined manufactured exports of US$ 1.08 billion (Rs. 5,150 crores) for the 6 month period under review
- 104% capacity utilisation, yielding record production volume of 5.74 million tonnes
- Annualised earnings per share (EPS) of Rs. 25.1 (US$ 0.52)
- Annualised consolidated earnings per share (EPS) of Rs. 33.6 (US$ 0.70)
- Annualised cash earnings per share (CEPS) of Rs. 40.6 (US$ 0.85)

I am also happy to note that the RIL share has continued to provide superior returns to its shareholders.

The RIL share has provided compounded returns of 19% per annum over the last 5 years. At the closing price of Rs. 255.40 on October 31, 2001, RIL shares are trading at only 7.6 times the annualised consolidated EPS.

I look forward to your continued support and participation in our profitable journey together.

Dhirubhai H. Ambani
Chairman

P.T.O

UNAUDITED FINANCIAL RESULTS OF RELIANCE INDUSTRIES LIMITED (RIL)
FOR THE QUARTER/HALF YEAR ENDED SEPTEMBER 30, 2001

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter ended September 30		Half Year Ended September 30		Year ended March 31
		2001	2000	2001	2000	2001
1.	Sales/Income from Operations	6,234	6,721	12,624	12,856	25,731
2.	Trading Sales	-	1,673	-	2,153	2,277
3.	Total Sales/ Income from Operations	**6,234**	**8,394**	**12,624**	**15,009**	**28,008**
4.	Other Income	168	76	295	154	383
5.	Total Expenditure					
	a) (Increase)/decrease in stock in trade	101	(17)	(73)	(227)	(318)
	b) Consumption of raw materials (incl. Inter- Divisional Transfers)	3,408	5,617	7,323	9,988	17,349
	c) Staff cost	128	104	238	204	441
	d) Excise Duty	555	710	1,189	1,313	2,579
	e) Other expenditure	796	648	1,526	1,242	2,778
6.	Interest	255	333	512	631	1,216
7.	Depreciation	422	381	818	747	1,565
8.	Profit before tax	737	694	1,386	1,265	2,781
9.	Provision for Current Tax	34	34	64	62	135
10.	Provision for Deferred Tax	1	-	2	-	-
11.	Net Profit	702	660	1,320	1,203	2,646
12.	Paid-up equity share capital	1054	1,054	1,054	1,054	1,054
13.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year	-	-		-	10,941
14.	Earnings per share (of Rs. 10) from ordinary activities					
	Basic	6.7	6.3	12.5	11.4	25.1
	Diluted	6.7	6.3	12.5	11.4	25.1
15.	Aggregate of non-promoter shareholding:					
	- Number of Shares (in crores)			59.76	61.99	59.82
	- Percentage of Shareholding (%)			56.71	58.52	56.76

Notes:

(1) The figures for the corresponding quarter and half year have been restated, wherever necessary, to make them comparable. **(2)** The financial results are in accordance with the standard accounting practices followed by the company in preparation of its statutory accounts, and have been subjected to a "Limited Review" by the auditors of the Company. **(3)** The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs 84 crores (US $ 18 million) for the period ended 30th September 2001 and an equivalent amount has been withdrawn from General Reserve. **This has no impact on profit for the period. (4)** The Company had changed the method of providing depreciation from straight-line method (SLM) to written down value (WDV) method in respect of certain assets during the financial year 2000-01. This has been disclosed in the audited annual accounts of the Company for the year ended 31st March 2001. The impact of this change for that year was Rs 163 crores. To make the figures comparable, depreciation for the corresponding half year ended 30th September 2000 has been restated at Rs 747 crores, an increase of Rs 82 crores. **(5)** During the period under review, there has been a change in the basis of providing depreciation from straight-line method (SLM) to written down value (WDV) method in respect of certain assets at Jamnagar. **The profit for the half year would have been higher by Rs 115 crores (US $ 24 million), had there been no such change in the method of providing depreciation. (6)** Consequent to the change in the basis of providing depreciation from straight-line method (SLM) to written down value (WDV) method during the half year under review, there is an additional charge of depreciation of Rs 442 crores (US $ 92 million) in respect of earlier years which has been adjusted against the amount withdrawn from General Reserve. **(7)** Hitherto, the Company had been providing for tax at the end of the financial year. During the year under review, the provision for current tax is being made on quarterly basis. To make figures comparable, previous year's annual provision for tax of Rs 135 crores has been restated on quarterly basis. **(8)** The provision for deferred tax liability for the quarter has been made in accordance with Accounting Standard (AS) 22 - "Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India. The provision for deferred tax liability that has accumulated prior to 1st April 2001, estimated at Rs 1,486 crores has been charged against the opening balance of the Profit and Loss Account as on 1st April 2001, in accordance with the said Accounting Standard. **(9)** This statement along with the consolidated financial results and segment information has been placed before the Board at its meeting held on 31st October 2001 and approved.

ANNEXURE 8 b

October 31, 2002

Our dear fellow Reliance shareowners,

We are happy to report RIL's record performance for the half year ended September 30, 2002.

We are delighted that Reliance Industries has become the first Indian private sector company to record net profit of over Rs 1,000 crores in one quarter. This unique achievement is a tribute to the great vision, inspiration and dedication of our founder, Shri Dhirubhai Ambani.

Significant highlights of RIL's performance during the period under review:

- RIL is India's largest private sector company in terms of sales, net profits, net worth, and assets.
- Gross Turnover (including inter divisional sales and excise duty) of Rs. 31,782 crores (US$ 6,569 million), an increase of 6%
- Turnover (net of inter divisional sales) of Rs 24,100 crores (US$ 4,981 million), an increase of 3%
- Operating Profit (PBDIT) increased by 3% to Rs 4,610 crores (US$ 953 million)
- Cash Profit increased to Rs. 3,649 crores (US$ 754 million), an increase of 8%.
- Net Profit of Rs. 1,920 crores (US$ 397 million), an increase of 25%.
- Annualised Earnings Per Share (EPS) of Rs. 27.4 (US $ 0.57)
- Annualised Cash Earnings Per Share (CEPS) of Rs. 52.2 (US $ 1.08)
- Contribution to the national exchequer in the form of various taxes of Rs. 6,485 crores (US $ 1,340 million)
- Exports including deemed exports of Rs 5,557 crores (US$ 1,149 million) an increase of 8%
- Refinery operated at 110% capacity utilisation and processed 14.94 million tonnes of crude during the half-year.

We are happy with Reliance's strong financial performance, in a period marked by a slowdown in global and domestic demand, and continued firmness in our major feedstock costs.

Reliance's consistent financial performance in this challenging industry environment once again demonstrates the strength of our market leadership, and the global competitiveness of our operations.

During the first half, we have completed the acquisition of IPCL, and the merger of Reliance Petroleum with Reliance Industries. These are significant milestones, which will provide increased benefits of scale, integration, and financial flexibility, thereby contributing to our future growth, and to enhancement of overall shareholder value.

We look forward to your continued support and participation in our profitable journey together.

Mukesh D Ambani
Chairman & Managing Director

Anil D Ambani
Vice-Chairman & Managing Director

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF-YEAR ENDED 30th SEPTEMBER 2002

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th September		Half-year Ended 30th September		Year ended 31st March
		2002	2001	2002	2001	2002 (Audited)
1.	Gross Turnover	16,206	14,712	31,782	29,987	57,120
	Less: Inter Divisional Transfers	3,699	3,201	7,682	6,545	11,716
	Turnover	12,507	11,511	24,100	23,442	45,404
	Less: Excise Duty Recovered on Sales	988	787	1,931	1,612	3,315
2.	**Net Turnover**	11,519	10,724	22,169	21,830	42,089
3.	Other Income	204	260	405	393	782
4.	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	(174)	327	(897)	67	908
	(b) Consumption of raw materials	8,235	7,123	16,166	15,076	28,187
	(c) Staff cost	154	153	301	290	569
	(d) Other expenditure	1,151	1,085	2,394	2,301	4,549
5.	Interest	413	501	820	1,001	1,825
6.	Depreciation	657	701	1,303	1,365	2,816
7.	Profit before extra-ordinary items	1,287	1,094	2,487	2,123	4,017
8.	Extra-ordinary Income	-	-	-	-	412
9.	Profit before tax	1,287	1,094	2,487	2,123	4,429
10.	Provision for Current Tax	72	55	141	110	190
11.	Provision for Deferred Tax	213	238	426	477	996
12.	Net Profit	1,002	801	1,920	1,536	3,243
13.	Paid-up equity share capital	1054	1,054	1,054	1,054	1,054
14.	Equity Share Suspense (Representing 34,26,20,509 shares allotted to share-holders of erstwhile RPL on 23rd October 2002.)	342	342	342	342	342
15.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year	-	-	-	-	23,741
16.	Earnings per share (of Rs. 10)					
	Basic	7.1	5.7	13.7	11.0	23.4
	Diluted	7.1	5.7	13.7	11.0	23.4
17.	Aggregate of non-promoter shareholding ***(Excluding shares allotted to erstwhile RPL share-holders on 23rd October 2002)***					
	- Number of Shares (in crores)			59.31	59.76	59.25
	- Percentage of Shareholding (%)			56.29%	56.71%	56.23%

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER/ HALF-YEAR ENDED 30TH SEPTEMBER 2002

Rs Crores

		Quarter Ended 30th September		Half Year Ended 30th September		Year ended 31st March
		2002	2001	2002	2001	2002 (Audited)
1.	**Segment Revenue**					
	- Petrochemicals	7,208	6,392	13,774	12,687	24,594
	- Refining	8,752	7,869	17,449	16,576	31,164
	- Others	246	451	559	724	1,369
	Gross Turnover	16,206	14,712	31,782	29,987	57,127
	Less: Inter Segment / Intra Segment Transfers	3,699	3,201	7,682	6,545	11,716
	Turnover	12,507	11,511	24,100	23,442	45,411
	Less: Excise Duty Recovered on Sales	988	787	1,931	1,612	3,315
	Net Turnover	11,519	10,724	22,169	21,830	42,096
2.	**Segment Results**					
	- Petrochemicals	846	701	1,658	1,358	2,483
	- Refining	573	516	1,008	1,125	2,128
	- Others	116	264	253	428	796
	Total Segment Profit before Interest and Tax	1,535	1,481	2,919	2,911	5,407
	(i) Interest Expense	(413)	(501)	(820)	(1,001)	(1,828)
	(ii) Interest Income	151	133	300	248	518
	(iii) Other Unallocable Income Net of Expenditure	14	(19)	88	(35)	(44)
	Profit Before Tax and Extra-ordinary Items	1,287	1,094	2,487	2,123	4,053
	Extra-ordinary Income	-	-	-	-	412
	Profit Before Tax	1,287	1,094	2,487	2,123	4,465
	(i) Provision for Current Tax	(72)	(55)	(141)	(110)	(190)
	(ii) Provision for Deferred Tax	(213)	(238)	(426)	(477)	(996)
	Profit after Tax	1,002	801	1,920	1,536	3,279
3.	**Capital Employed**					
	- Petrochemicals	13,389	15,472	13,389	15,472	14,271
	- Refining	22,761	20,543	22,761	20,543	21,425
	- Others	2,270	1,786	2,270	1,786	1,903
	- Unallocated Corporate	14,910	11,377	14,910	11,377	11,368
	Total Capital Employed	53,330	49,178	53,330	49,178	48,987

NOTES TO UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF-YEAR ENDED 30TH SEPTEMBER 2002 :

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The financial results are in accordance with the standard accounting practices followed by the company in preparation of its statutory accounts, and have been subjected to a "Limited Review" by the auditors of the Company.

3. In terms of the Scheme of Amalgamation (Scheme) sanctioned by the order dated 7th June 2002 of Hon'ble High Court of Bombay and the order dated 13th September 2002 of the Hon'ble High Court of Gujarat, Reliance Petroleum Limited (RPL) (whose core business is refining of crude oil) has been amalgamated with the Company with effect from 1st April 2001.

   Consequently:

   (a) The figures for the corresponding previous periods have been restated to include the effect of the amalgamation of RPL with the Company with effect from 1st April 2001.

   (b) The paid up share capital of the Company has increased to Rs 1,396 crores on allotment of shares on 23rd October 2002, to the shareholders of erstwhile RPL.

4. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs 58 crores (US $ 12 million) for the half-year ended 30th September 2002 and an equivalent amount has been withdrawn from General Reserve. This has no impact on profit for the period.

5. Reliance Petroinvestment Limited (RPIL), in which the Company holds 50% equity through its wholly-owned subsidiary, Reliance Ventures Limited, holds 11.41 crore shares, representing 46% equity holding in Indian Petrochemicals Corporation Limited, in terms of the divestment of IPCL at a price of Rs 231 per share by payment in cash.

6. This results along with the segment information has been placed before the Board at its meeting held on 31st October 2002 and approved for its release.

Notes to Segment Information for the half-year ended 30th September 2002:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The businesses, which were not reportable segments for financial disclosure purposes during the year, have been grouped under the **"others"** segment. This comprises of the following:

   - Oil and Gas business;
   - Textile Business;

2. Income from investments other than interest income has been considered as unallocable income.

ANNEXURE 8 c

Reliance
Industries Limited

16th October,2003

Our dear fellow Reliance Shareowners,

We are pleased to report RIL's record performance for the half year ended September 30, 2003. We are seeing signs of an upturn in the petrochemicals cycle, and are confident of achieving even better performance in the future.

Significant highlights of RIL's performance during the period under review :

- Gross Turnover (including inter divisional transfers and excise duty) of Rs 35,202 crores (US$ 7,675 million) against Rs 31,782 crores for the corresponding previous half-year, an increase of 11%.
- Turnover (net of inter divisional transfers) of Rs 27,311 crores (US$ 5,955 million) against Rs 24,100 crores for the corresponding previous half-year, an increase of 13%.
- Operating Profit (PBDIT) increased to Rs 5,188 crores (US$ 1,131 million) as against Rs 4,610 crores for the corresponding previous half-year, an increase of 13%.
- Cash Profit increased to Rs 4,215 crores (US$ 919 million) against Rs 3,649 crores for the corresponding previous half-year, an increase of 15%.
- Net Profit of Rs 2,367 crores (US$ 516 million) against Rs 1,920 crores for the corresponding previous half-year, an increase of 23%.
- Earnings Per Share (EPS) for the half-year is Rs 17.0 (US$ 0.37) & Cash Earnings Per Share (CEPS) for the half-year is Rs 30.2 (US$ 0.66).

  (Annualised Earnings Per Share (EPS) is Rs 33.9 (US$ 0.74) & Annualised Cash Earnings Per Share (CEPS) is Rs 60.4 (US$ 1.32).
- The Company's refinery operated at 112% capacity utilisation and processed 15.2 million tonnes of crude during the half-year.
- Exports including deemed exports increased 41% to Rs 7,837 crores (US$ 1,709 million) as against Rs 5,557 crores for the corresponding previous half-year.

Stability in feedstock prices, accompanied by increases in product selling prices, has contributed to our improved margins.

Overall demand for our products remains healthy, and with improving capacity utilisation rates globally, we expect to maintain the uptrend in our profitability.

Our continued focus on financial and working capital management has resulted in significantly lower interest costs during the quarter, further contributing to improvement in net margins.

The 41% growth in our exports, in a period that has seen a 3.5% appreciation in the domestic currency, once again demonstrates the international quality and global competitiveness of our products, and the strength of our customer relationships worldwide.

We look forward to your continued support and participation in our profitable journey together.

Mukesh D Ambani
Chairman & Managing Director

Anil D Ambani
Vice-Chairman & Managing Director

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF-YEAR ENDED 30th SEPTEMBER 2003

(Rs in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th September		Half-year Ended 30th September		Year ended 31st March
		2003	2002	2003	2002	2003 (Audited)
1.	Gross Turnover	18,036	16,206	35,202	31,782	65,061
	Less: Inter Divisional Transfers	4,234	3,699	7,891	7,682	14,965
	Turnover	13,802	12,507	27,311	24,100	50,096
	Less: Excise Duty Recovered on Sales	1,109	988	2,117	1,931	4,198
2.	Net Turnover	12,693	11,519	25,194	22,169	45,898
3.	Other Income	251	204	438	405	1,001
4.	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	21	(174)	379	(897)	(2,435)
	(b) Consumption of raw materials	8,637	8,235	17,098	16,166	34,278
	(c) Staff cost	161	154	322	301	652
	(d) Other expenditure	1,412	1,151	2,645	2,394	5,038
5.	Interest	351	413	700	820	1,555
6.	Depreciation	778	657	1,478	1,303	2,837
7.	Profit before extra-ordinary items	1,584	1,287	3,010	2,487	4,974
8.	Extra-ordinary Income/(Expenditure)	(31)	-	(107)	-	-
9.	Profit before tax	1,553	1,287	2,903	2,487	4,974
10.	Provision for Current Tax	90	72	166	141	246
11.	Provision for Deferred Tax	200	213	370	426	624
12.	Net Profit	1,263	1,002	2,367	1,920	4,104
13.	Paid-up equity share capital	1,396	1054	1,396	1,054	1,396
14.	Equity Share Suspense (Representing 34,26,20,509 shares allotted to shareholders of erstwhile RPL on 23rd October 2002.)	-	342		342	-
15.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					26,243
16.	Earnings per share (of Rs 10)					
	Basic	9.0	7.1	17.0	13.7	29.3
	Diluted	9.0	7.1	17.0	13.7	29.3
17.	Aggregate of non-promoter shareholding					
	- Number of Shares (in crores)			74.47	59.31	74.68
	- Percentage of Shareholding (%)			53.33%	56.29%	53.48%

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER/ HALF-YEAR ENDED 30TH SEPTEMBER 2003

Rs Crores

		Quarter Ended 30th September		Half Year Ended 30th September		Year ended 31st March
		2003	2002	2003	2002	2003 (Audited)
1.	**Segment Revenue**					
	- Petrochemicals	7,498	7,208	14,437	13,774	29,190
	- Refining	10,233	8,752	19,605	17,449	34,409
	- Others	305	246	1,160	559	1,474
	Gross Turnover	18,036	16,206	35,202	31,782	65,073
	Less: Inter Segment / Intra Segment Transfers	4,234	3,699	7,891	7,682	14,965
	Turnover	13,802	12,507	27,311	24,100	50,108
	Less: Excise Duty Recovered on Sales	1,109	988	2,117	1,931	4,198
	Net Turnover	12,693	11,519	25,194	22,169	45,910
2.	**Segment Results**					
	- Petrochemicals	877	846	1,468	1,658	2,929
	- Refining	796	573	1,596	1,008	2,344
	- Others	103	116	269	253	598
	Total Segment Profit before Interest and Tax	1,776	1,535	3,331	2,919	5,871
	(i) Interest Expense	(351)	(413)	(700)	(820)	(1,559)
	(ii) Interest Income	206	151	350	300	520
	(iii) Other Unallocable Income Net of Expenditure	(47)	14	29	88	41
	Profit Before Tax and Extra-ordinary Items	1,584	1,287	3,010	2,487	4,873
	Extra-ordinary Income	(31)	-	(107)	-	-
	Profit Before Tax	1,553	1,287	2,903	2,487	4,873
	(i) Provision for Current Tax	(90)	(72)	(166)	(141)	(246)
	(ii) Provision for Deferred Tax	(200)	(213)	(370)	(426)	(624)
	Profit after Tax	1,263	1,002	2,367	1,920	4,003
3.	**Capital Employed**					
	- Petrochemicals	12,780	13,389	12,780	13,389	12,445
	- Refining	23,314	22,761	23,314	22,761	23,668
	- Others	3,554	2,270	3,554	2,270	3,445
	- Unallocated Corporate	23,061	14,910	23,061	14,910	13,400
	Total Capital Employed	62,709	53,330	62,709	53,330	52,958

NOTES TO UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF-YEAR ENDED 30TH SEPTEMBER, 2003:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.
2. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs 42 crores (US $ 9 million) for the half-year ended 30th September 2003 and an equivalent amount has been withdrawn from General Reserve. This has no impact on profit for the period.
3. As a part of the long-term settlement with the unions the Company had announced a voluntary retirement scheme (VRS) for its workers and staff at Patalganga. Over 400 people have opted for the same and an amount of Rs 78 crores (US$ 17 million) has been disbursed during the half year. This expenditure has been treated as an extra-ordinary item.
4. As a part of restructuring of its textiles business the Company had announced a voluntary retirement scheme (VRS) for its workers and staff at Naroda. Nearly 1,300 people have accepted and an amount of Rs 29 crores (US$ 6 million) has been disbursed during the half year. This expenditure has been treated as an extra-ordinary item.
5. There were 43 investors' complaints pending as on 1st July 2003. 6,968 complaints were received during the quarter. All complaints were resolved and no complaints were outstanding as on 30th September 2003.
6. The statutory auditors of the company have carried out a Limited Review of the results for the half-year ended 30th September 2003.
7. The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 16th October 2003 approved the above results and its release.

Notes to Segment Information for the quarter/half-year ended 30th September 2003:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information as described below:
   a) The petrochemicals segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.
   b) The refining segment includes production and marketing operations of the petroleum refinery.
   c) The businesses, which are not reportable segments for financial disclosure purposes have been, grouped under the "others" segment. This comprises of the following:
      - Oil and Gas
      - Textile
      - Communication
2. Income from investments other than interest income has been considered as unallocable income.
3. The segment results for the year ended 31st March 2003 are on a consolidated basis.

ANNEXURE 9 a

01C

9

Reliance Industries Limited

"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 - 70 Fax: 022-491-6112

April 3, 2001

THE STOCK EXCHANGE MUMBAI
CONTENTS NOT VERIFIED
DATE 6-4-01 TIME 3=05

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Appointment of Directors**

This is to inform you that Dr. D.V. Kapur and Shri M.P. Modi have been recently appointed as Additional Directors on the Board of Directors of our Company.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LTD.**

Kalpana
ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,]
Central Depository Services (India) Ltd.,] Mumbai
OTC Exchange of India]

ANNEXURE 9 'b'

04 JAN -5 AM 7:21

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 463 1851, Fax : 463 1069

July 8, 2002

The Secretary
The Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

We regret to inform you of the sad demise of our beloved Chairman, Shri Dhirubhai H. Ambani on 6th July, 2002.

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,] Mumbai
Central Depository Services (India) Ltd.,]
OTC Exchange of India]

Luxembourg Stock Exchange

ANNEXURE 9 C

Reliance
Industries Limited

Fosbery Road, Reay Road Station (E), Mumbai-400 033
Tel.: 5663 1851, Fax: 5663 1069

June 18, 2003.

The Secretary
The Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Re: **Change of Directors**

Pursuant to Clause 30 (a) of the Listing Agreement, we wish to inform you that Shri U. Mahesh Rao, ceased to be a nominee of General Insurance Corporation of India (GIC) on the Board of Directors of the Company with effect from 17th June, 2003, consequent to the withdrawal of nomination by GIC.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Surendra Pipara
Jt. Company Secretary

Enc: a/a

C.c: The Secretary
The Stock Exchange,

Ahmedabad, Calcutta, Chennai,
Cochin, Kanpur, New Delhi, Pune

National Stock Exchange, Mumbai

ANNEXURE 10 a

O/C

04 JAN -5 AM 7:21

Reliance
Industries Limited

(10)

"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 - 70 Fax: 022-491-6112

Strictly Confidential

April 28, 2001

THE SECRETARY
THE STOCK EXCHANGE
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
MAHINDRA TOWERS
RBC, WORLI
MUMBAI 400 018

THE SECRETARY
AHMEDABAD STOCK EXCHANGE ASSN. LTD.
KAMDHENU COMPLEX
NEAR POLYTECHNIC, AMBAWADI
AHMEDABAD 380 015

THE SECRETARY
BANGALORE STOCK EXCHANGE
STOCK EXCHANGE TOWER
51 1ST CROSS ROAD, J C ROAD
BANGALORE 560 027

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
CALCUTTA 700 001

THE SECRETARY
CHENNAI STOCK EXCHANGE LTD.
EXCHANGE BUILDING
POST BOX NO. 183, 11 SECOND LINE BEACH
CHENNAI 682 035

THE SECRETARY
COCHIN STOCK EXCHANGE
POST BOX NO. 3529
VEEKSHANAM ROAD, ERNAKULAM
COCHIN 682 350

THE SECRETARY
DELHI STOCK EXCHANGE ASSN. LTD.
3 & 4/4B ASAF ALI ROAD
NEW DELHI 110 002

THE SECRETARY
PUNE STOCK EXCHANGE
SHIVLEELA CHAMBERS
752 SADASHIV PETH, KUMTHEKAR MARG
PUNE 411 030

THE SECRETARY
U.P. STOCK EXCHANGE LTD.
PADAM TOWERS, 14/113 CIVIL LINES
KANPUR 208 001

Dear Sirs,

Sub : Continual disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

With reference to the subject matter herein above, please note that there are no disclosures under Regulation 8 (1) of the subject regulations for the financial year ended 31st March 2001.

We are enclosing disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 in respect of the share holdings of the Promoters or every person having control over the Company and persons acting in concert with them as on 31st March, 2001.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

[signature]

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

THE STOCK EXCHANGE
CONTENTS VERIFIED
DATE 11/6/

Encl : a/a

Format for informing details of share holding { obtained u/r 8(1) & 8(2) from acquirer(s)} by target company to Stock Exchanges, in terms of Regulation 8(3) of SEBI(Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Target company	Reliance Industries Limited
Date of reporting	20th April,2001
Name of Stock Exchanges where shares of reporting company are listed	Mumbai, Ahmedabad, Bangalore, Calcutta, Chennai, Cochin Kanpur, New Delhi, Pune and National Stock Exchange

(I) Information about persons holding more than 15% shares of voting rights (VRs)

Names of persons holding more than 15% shares or voting rights	Details of Share holding / Voting rights of persons mentioned at (A) as informed u/r 8(1) to target company)		
Names	As on March 31 2001 (A)	As on March 31 2000 (B)	Changes if any, between (A) & (B) (C)
NIL	NIL	NIL	NIL

(II) Promoter(s) or every person having control over a company and also persons acting in concert with him

Names of promoter(s) or every person(s) having control over a company and persons acting in concert with him		Share holding / Voting rights of persons mentioned at (II) as informed to target company u/r 8(2)		
Sr. No.	Names	As on March 31 2001 (A)	As on March 31 2000 (B)	Changes if any, between (A) & (B) (C)
A)	Promoter(s) or every person(s) having control over a company (As per List - A attached)	6.51	6.51	0
B)	Person(s) acting in concert with him (As per List - B attached)	36.73	31.82	4.91
	Total	43.24	38.33	4.91 *

*Shares acquired under Regulation 11(1) which is less than 5% of the voting rights in the Company.

Signed by authorised signatory

Rohit C. Shah
Vice President & Company Secretary

Place : Mumbai
Date : 28th April,2001

List - A

Promoter(s) or every person having control over a Company

Sr. No.	Names
1	Shri D H Ambani
2	Shri M D Ambani
3	Shri A D Ambani
4	Smt. K D Ambani
5	Smt. Dipti D Salgaokar
6	Smt. Nina B Kothari
7	Shri R H Ambani
8	Smt. Padma R Ambani
9	Smt. Smita N Ambani
10	Smt. Trilochana L Meswani
11	Smt. Jaswantiben B Patel
12	Shri Bhailal C Patel
13	Shri Dattaraj Salgaokar
14	Shri Bhadresyam Kothari
15	Smt. Nita Ambani
16	Smt. Tina Ambani
17	Master Akash M Ambani
18	Master Jayanmol Ambani
19	Ms. Isha M Ambani
20	Master Vikram D Salgaokar
21	Ms. Isheta D Salgaokar
22	Ms. Nayantara B Kothari
23	Shri B H Kothari
24	Fiery Investment & Leasing Pvt Ltd
25	Sanatan Textrade Pvt Ltd
26	Orson Trading Pvt Ltd
27	Clarion Invts & Trad Co Pvt Ltd
28	Reliance Consolidated Enterprises Ltd
29	Real Fibres Ltd
30	Nikhil Investments Co Ltd
31	Hercules Investments Ltd
32	Pams Invts & Trad Co Ltd
33	Jagdishwar Invts & Trdg Co Ltd
34	Jagadanand Invts & Trdg Co Ltd
35	Kankhal Invts & Trdg Co Ltd
36	Kedareshwar Invts & Trdg Co Ltd

List - B

Persons acting in concert with Promoters

Sr. No.	Name
1	Pritika Traders Private Limited
2	Sihasan Holdings & Trading Private Limited
3	Darshan Securities Private Limited
4	Creditable Investments Private Limited
5	Rajtilak Holdings & Trading Private Limited
6	Pratik Holdings & Trading Private Limited
7	Yashasvi Holdings Private Limited
8	Reliance Industrial Infrastructure Limited
9	Lazor Detergents Private Limited
10	Sameep Trading Private Limited
11	Proline Investments Private Limited
12	Auspicious Investments Private Limited
13	Tejasvi Trading Company Private Limited
14	Maxwell Dyes & Chemicals Private Limited
15	Lordwest Investments & Trading Company Private Limited
16	Classic Merchant Bankers Private Limited
17	Vita Investment & Trading Company Private Limited
18	Prolab Synthetics & Detergents Private Limited
19	Adbhut Trading Company Private Limited
20	Bindi Chemicals Agencies & Trading Private Limited
21	Akshya Textiles Trading & Agencies Private Limited
22	Navketan Commercials Private Limited
23	Chikki Fertilizers Trading & Agencies Private Limited
24	Shruti Traders Private Limited
25	Sugam Texturising Private Limited
26	Shital Texturising Private Limited
27	Arwal Engineering Private Limited
28	Biraaj Textiles Trading Private Limited
29	Charishma Investments Private Limited
30	Panchtirth Trading Private Limited
31	Anuchit Traders Private Limited
32	Akshar Traders Private Limited
33	Jyotindra Electricals Private Limited
34	Lavanya Holdings & Trading Limited
35	Hiren Apparels Private Limited
36	Jetage Traders Private Limited
37	Guruvas Textiles Private Limited
38	Antarang Traders Private Limited
39	Neelam Mercantile Private Limited
40	Prasiddhi Trading Private Limited
41	Aakrosh Investments & Leasing Private Limited
42	Victor General Trading Private Limited
43	Kanakdhara Traders Private Limited
44	Vicraze Investments & Trading Company Private Limited
45	Sihari Steel Private Limited
46	Kamu Metals Private Limited
47	Capable Commercials Private Limited
48	Indra-dham Traders Private Limited
49	Reliance Exports Private Limited(Formerly Vimal Fabrics Ltd
50	Shiny Leasing & Holdings Private Limited
51	Antariksh Commercials Private Limited

Sr. No.	Name
52	Eminent Commercials Private Limited
53	Kinnari Merchandise Private Limited
54	Kapcon Exports Private Limited
55	Reliance Welfare Association
56	Thunder Consultancy Services Private Limited
57	Ranjana Traders Private Limited
58	Advitiya Fabrics Private Limited
59	Cyril Traders Private Limited
60	Kinijala Mecantile Private Limited
61	Sidham Trading Private Limited
62	Black Gold (India) Private Limited
63	Rhino Bags Private Limited
64	Dadhichi Texfab Private Limited
65	Ganga Trading Services Private Limited
66	Viral Properties Private Limited
67	Hansdhwani Trading Company Private Limited
68	Akash Manufacturing Private Limited
69	Pujit Engineering Private Limited
70	Anusudha Tradecom Private Limited
71	Niranlar Merchandise Private Limited
72	Spark Tradecom Private Limited
73	Vijeta Commercials Private Limited
74	Bloom Trading Private Limited
75	Unicom Trading Enterprises Private Limited
76	Revlon Trading Company Private Limited
77	Orator Trading Enterprises Private Limited
78	Vasishtha Tradecom Private Limited
79	Lazor Syntex Private Limited
80	Kalyan Trading & Servicing Private Limited
81	Kunjvan Texfab Private Limited
82	Koel Trading Company Private Limited
83	Srenik Traders Private Limited
84	Kaveri Commercials Private Limited
85	Ascent Tradecom Private Limited
86	Arundhati Traders Private Limited
87	Khodiyar Trading & Investments Private Limited
88	Shrusti Trading Private Limited
89	Suprabhat Tradecom Private Limited
90	Hirise Traders Private Limited
91	Esteem Textiles Trading Private Limited
92	Gaylord Investments & Trading Company Private Limited
93	Rajniketan Traders Private Limited
94	Radharaman Textiles Trading Private Limited
95	Ornamental Trading Enterprises Private Limited
96	Chandragupta Traders Private Limited
97	Cube Investments Private Limited
98	Deep Mercantile Private Limited
99	Kalpavriksha Trading Private Limited
100	Platinum Commercials Private Limited
101	Vanraj Merchandise Private Limited
102	Avada Trading Company Private Limited
103	Innova Tradecom Private Limited
104	Elite Mercantile Private Limited
105	Rajkiran Synthetics Private Limited
106	Sridivya Trading Private Limited
107	Vatayan Synthetics Private Limited

Sr. No.	Name
109	Parasakthi Trading Company Private Limited
110	Avshesh Mercantile Private Limited
111	Bhagirath Traders Private Limited
112	Devpriya Mercantile Private Limited
113	Hexagon Trading & Investments Private Limited
114	Smruti Mercantile Private Limited
115	Swarna Traders Private Limited
116	Rashi Trading Company Private Limited
117	Pratiksha Finance & Leasing Company Private Limited
118	Sumiran Investments Private Limited
119	Spellbound Trading Private Limited
120	Swarag Traders Private Limited
121	Chaitanya Commercials Private Limited
122	Gaiety Mercantile Private Limited
123	Nirupama Traders Private Limited
124	Sundale Merchandise Private Limited
125	Pururava Traders Private Limited
126	Ornate Traders Private Limited
127	Silkina Trading Private Limited
128	Shangrila Investments & Trading Company Private Limited
129	Jogiya Traders Private Limited
130	Aavaran Textiles Private Limited
131	Kudrat Investment & Leasing (India) Private Limited
132	Silvassa Industries Private Limited
133	Rishiraj Merchandise Private Limited
134	Riyaz Trading Private Limited
135	Fidelity Shares & Securities Private Limited
136	Reliance Capital Limited
137	Saumya Finance & Leasing Company Private Limited
138	Dainty Investment & Leasings Private Limited
139	Amur Trading Private Limited
140	Tresta Trading Private Limited
141	Yangste Trading Private Limited
142	Madhuban Merchandise Private Limited
143	Velocity Trading Private Limited
144	Florentine Trading Private Limited
145	Reliance Enterprises Limited
146	Sanchayita Mercantile Private Limited

ANNEXURE 10 b
O/C

04 JAN -5 AM 7:21

Reliance
Industries Limited

"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 -70 Fax: 022-491-6112

June 7, 2001

THE SECRETARY
THE STOCK EXCHANGE
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
MAHINDRA TOWERS
RBC, WORLI
MUMBAI 400 018

THE SECRETARY
AHMEDABAD STOCK EXCHANGE ASSN. LTD.
KAMDHENU COMPLEX
NEAR POLYTECHNIC, AMBAWADI
AHMEDABAD 380 015

THE SECRETARY
BANGALORE STOCK EXCHANGE
STOCK EXCHANGE TOWER
51, 1ST CROSS ROAD, J C ROAD
BANGALORE 560 027

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
CALCUTTA 700 001

THE SECRETARY
CHENNAI STOCK EXCHANGE LTD.
EXCHANGE BUILDING
POST BOX NO. 183, 11 SECOND LINE BEACH
CHENNAI 682 035

THE SECRETARY
COCHIN STOCK EXCHANGE
POST BOX NO. 3529
VEEKSHANAM ROAD, ERNAKULAM
COCHIN 682 350

THE SECRETARY
DELHI STOCK EXCHANGE ASSN. LTD.
3 & 4/4B ASAF ALI ROAD
NEW DELHI 110 002

THE SECRETARY
PUNE STOCK EXCHANGE
SHIVLEELA CHAMBERS
752 SADASHIV PETH, KUMTHEKAR MARG
PUNE 411 030

THE SECRETARY
U.P. STOCK EXCHANGE LTD.
PADAM TOWERS, 14/113 CIVIL LINES
KANPUR 208 001

Dear Sirs,

Sub: Continual disclosure, as on Record date of the Company for the purpose of declaration of dividend, under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

The Register of Members and Share Transfer Books of our Company remained closed for the period from 12th May, 2001 to 19th May, 2001 (both days inclusive), to reckon the names of persons entitled to receive Dividend for the financial year 2000-2001.

As required under Regulation 8(3) of the subject regulations, we wish to state that there is no change in the shareholdings/voting rights of the Promoters or person(s) having control over the company and persons acting in concert with them between 31st March 2001 and the said book closure.

Thanking you

Yours faithfully,
For Reliance Industries Limited

THE STOCK EXCHANGE
MUMBAI
CONTENTS NOT VERIFIED
DATE 11/6

Rohit C. Shah
Vice President & Company Secretary

ANNEXURE 10 C

04 JAN -5 AM 7:21

B/C

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033
Tel. : 463 1851, Fax : 463 1069

THE STOCK EXCHANGE
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: 20 TIME:

Strictly Confidential

April 18, 2002

THE SECRETARY
THE STOCK EXCHANGE
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
MAHINDRA TOWERS
RBC, WORLI
MUMBAI 400 018

THE SECRETARY
AHMEDABAD STOCK EXCHANGE ASSN. LTD.
KAMDHENU COMPLEX
NEAR POLYTECHNIC, AMBAWADI
AHMEDABAD 380 015

THE SECRETARY
BANGALORE STOCK EXCHANGE
STOCK EXCHANGE TOWER
51 1ST CROSS ROAD, J C ROAD
BANGALORE 560 027

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
CALCUTTA 700 001

THE SECRETARY
CHENNAI STOCK EXCHANGE LTD.
EXCHANGE BUILDING
POST BOX NO. 183, 11 SECOND LINE BEACH
CHENNAI 682 035

THE SECRETARY
COCHIN STOCK EXCHANGE
POST BOX NO. 3529
VEEKSHANAM ROAD, ERNAKULAM
COCHIN 682 350

THE SECRETARY
DELHI STOCK EXCHANGE ASSN. LTD.
3 & 4/4B ASAF ALI ROAD
NEW DELHI 110 002

THE SECRETARY
PUNE STOCK EXCHANGE
SHIVLEELA CHAMBERS
752 SADASHIV PETH, KUMTHEKAR MARG
PUNE 411 030

THE SECRETARY
U.P. STOCK EXCHANGE LTD.
PADAM TOWERS, 14/113 CIVIL LINES
KANPUR 208 001

Dear Sirs,

Sub : Continual disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

With reference to the subject matter herein above, please note that there are no disclosures under Regulation 8 (1) of the subject regulations for the financial year ended 31st March 2002.

We are enclosing disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 in respect of the share holdings of the Promoters or every person having control over the Company and persons acting in concert with them as on 31st March, 2002.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a

Format for informing details of share holding { obtained u/r 8(1) & 8(2) from acquirer(s)} by target company to Stock Exchanges, in terms of Regulation 8(3) of SEBI(Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Target company	Reliance Industries Limited
Date of reporting	16th April,2002
Name of Stock Exchanges where shares of reporting company are listed	Mumbai, Ahmedabad, Bangalore, Calcutta, Chennai, Cochin Kanpur, New Delhi, Pune and National Stock Exchange

(I) Information about persons holding more than 15% shares of voting rights (VRs)

Names of persons holding more than 15% shares or voting rights	Details of Share holding / Voting rights of persons mentioned at (A) as informed u/r 8(1) to target company)		
Names	As on March 31 2002 (A)	As on March 31 2001 (B)	Changes if any, between (A) & (B) (C)
NIL	NIL	NIL	NIL

(II) Promoter(s) or every person having control over a company and also persons acting in concert with him

Names of promoter(s) or every person(s) having control over a company and persons acting in concert with him		Share holding / Voting rights of persons mentioned at (II) as informed to target company u/r 8(2)		
Sr. No.	Names	As on March 31 2002 (A)	As on March 31 2001 (B)	Changes if any, between (A) & (B) (C)
A)	Promoter(s) or every person(s) having			
	control over a company	6.51	6.51	0
	(As per List - A attached)			
B)	Person(s) acting in concert with him	37.26	36.73	0.54
	(As per List - B attached)			
	Total	43.77	43.24	0.54 *

*Shares acquired under Regulation 11(1).

Signed by authorised signatory

Rohit C. Shah
Vice President & Company Secretary

Place : Mumbai
Date : 18th April,2002

List - A

Promoter(s) or every person having control over a Company

Sr. No.	Names
1	Shri D H Ambani
2	Shri M D Ambani
3	Shri A D Ambani
4	Smt. K D Ambani
5	Smt. Dipti D Salgaokar
6	Smt. Nina B Kothari
7	Shri R H Ambani
8	Smt. Padma R Ambani
9	Smt. Smita N Ambani
10	Smt. Trilochana L Meswani
11	Smt. Jaswantiben B Patel
12	Shri Bhailal C Patel
13	Shri Dattaraj Salgaokar
14	Shri Bhadresyam Kothari
15	Smt. Nita Ambani
16	Smt. Tina Ambani
17	Master Akash M Ambani
18	Master Jayanmol Ambani
19	Ms. Isha M Ambani
20	Master Vikram D Salgaokar
21	Ms. Isheta D Salgaokar
22	Ms. Nayantara B Kothari
23	Shri B H Kothari
24	Fiery Investment & Leasing Pvt Ltd
25	Sanatan Textrade Pvt Ltd.
26	Orson Trading Pvt Ltd
27	Clarion Invts & Trad Co Pvt Ltd
28	Reliance Consolidated Enterprises Ltd
29	Real Fibres Ltd
30	Nikhil Investments Co Ltd
31	Hercules Investments Ltd
32	Pams Invts & Trad Co Ltd
33	Jagdishwar Invts & Trdg Co Ltd
34	Jagadanand Invts & Trdg Co Ltd
35	Kankhal Invts & Trdg Co Ltd
36	Kedareshwar Invts & Trdg Co Ltd

List - B

Persons acting in concert with Promoters

Sr. No.	Name
1	Aakrosh Investments & Leasing Private Limited
2	Aavaran Textiles Private Limited
3	Adbhut Trading Company Private Limited
4	Advitiya Fabrics Private Limited
5	Akshar Traders Private Limited
6	Akshya Textiles Trading & Agencies Private Limited
7	Amur Trading Private Limited
8	Antarang Traders Private Limited
9	Antariksh Commercials Private Limited
10	Anuchit Traders Private Limited
11	Anusudha Tradecom Private Limited
12	Arundhati Traders Private Limited
13	Ascent Tradecom Private Limited
14	Auspicious Investments Private Limited
15	Avada Trading Company Private Limited
16	Avshesh Mercantile Private Limited
17	Bhagirath Traders Private Limited
18	Bindi Chemicals Agencies & Trading Private Limited
19	Biraaj Textiles Trading Private Limited
20	Bloom Trading Private Limited
21	Capable Commercials Private Limited
22	Chaitanya Commercials Private Limited
23	Chandragupta Traders Private Limited
24	Charishma Investments Private Limited
25	Chikki Fertilizers Trading & Agencies Private Limited
26	Classic Merchant Bankers Private Limited
27	Creditable Investments Private Limited
28	Cube Investments Private Limited
29	Cyril Traders Private Limited
30	Dadhichi Texfab Private Limited
31.	Dainty Investment & Leasings Private Limited
32	Darshan Securities Private Limited
33	Deep Mercantile Private Limited
34	Devpriya Mercantile Private Limited
35	Elite Mercantile Private Limited
36	Eminent Commercials Private Limited
37	Esteem Textiles Trading Private Limited
38	Fidelity Shares & Securities Private Limited
39	Florentine Trading Private Limited
40	Gaiety Mercantile Private Limited
41	Gaylord Investments & Trading Company Private Limited
42	Guruvas Textiles Private Limited
43	Hansdhwani Trading Company Private Limited
44	Hexagon Trading & Investments Private Limited
45	Indra-dham Traders Private Limited
46	Innova Tradecom Private Limited
47	Jogiya Traders Private Limited
48	Kalpavriksha Trading Private Limited
49	Kanakdhara Traders Private Limited
50	Kaveri Commercials Private Limited
51	Khodiyar Trading & Investments Private Limited
52	Kinnari Merchandise Private Limited
53	Kudrat Investment & Leasing (India) Private Limited
54	Kunjvan Texfab Private Limited
55	Lavanya Holdings & Trading Limited
56	Lazor Detergents Private Limited
57	Lazor Syntex Private Limited
58	Lordwest Investments & Trading Company Private Limited
59	Madhuban Merchandise Private Limited
60	Maxwell Dyes & Chemicals Private Limited
61	Navketan Commercials Private Limited
62	Neelam Mercantile Private Limited

Sr. No.	Name
63	Niharika Synthetics Trading Private Limited
64	Nirantar Merchandise Private Limited
65	Nirupama Traders Private Limited
66	Orator Trading Enterprises Private Limited
67	Ornamental Trading Enterprises Private Limited
68	Ornate Traders Private Limited
69	Panchtirth Trading Private Limited
70	Parasakthi Trading Company Private Limited
71	Platinum Commercials Private Limited
72	Prasiddhi Trading Private Limited
73	Pratik Holdings & Trading Private Limited
74	Pratiksha Finance & Leasing Company Private Limited
75	Pritika Traders Private Limited
76	Prolab Synthetics & Detergents Private Limited
77	Proline Investments Private Limited
78	Pururava Traders Private Limited
79	Radharaman Textiles Trading Private Limited
80	Rajkiran Synthetics Private Limited
81	Rajniketan Traders Private Limited
82	Rajtilak Holdings & Trading Private Limited
83	Ranjana Traders Private Limited
84	Rashi Trading Company Private Limited
85	Reliance Capital Limited
86	Reliance Enterprises Limited
87	Reliance Exports Private Limited(Formerly Vimal Fabrics Ltd)
88	Reliance Industrial Infrastructure Limited
89	Reliance Welfare Association
90	Revlon Trading Company Private Limited
91	Rhino Bags Private Limited
92	Rishiraj Merchandise Private Limited
93	Riyaz Trading Private Limited
94	Sameep Trading Private Limited
95	Sanchayita Mercantile Private Limited
96	Saumya Finance & Leasing Company Private Limited
97	Shangrila Investments & Trading Company Private Limited
98	Shiny Leasing & Holdings Private Limited
99	Shital Texturising Private Limited
100	Shrusti Trading Private Limited
101	Shruti Traders Private Limited
102	Sihasan Holdings & Trading Private Limited
103	Silkina Trading Private Limited
104	Silvassa Industries Private Limited
105	Smruti Mercantile Private Limited
106	Spark Tradecom Private Limited
107	Spellbound Trading Private Limited
108	Srenik Traders Private Limited
109	Sridivya Trading Private Limited
110	Sugam Texturising Private Limited
111	Sumiran Investments Private Limited
112	Sundale Merchandise Private Limited
113	Suprabhat Tradecom Private Limited
114	Swarag Traders Private Limited
115	Swarna Traders Private Limited
116	Tejasvi Trading Company Private Limited
117	Tresta Trading Private Limited
118	Unicom Trading Enterprises Private Limited
119	Vanraj Merchandise Private Limited
120	Vasishtha Tradecom Private Limited
121	Vatayan Synthetics Private Limited
122	Velocity Trading Private Limited
123	Vicraze Investments & Trading Company Private Limited
124	Vijeta Commercials Private Limited
125	Vita Investment & Trading Company Private Limited
126	Yangste Trading Private Limited
127	Yashasvi Holdings Private Limited

Dlor.

ANNEXURE 10 d

04 JAN -5 7:21

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel.: 463 1851, Fax: 463 1069

November 23, 2002

THE SECRETARY
THE STOCK EXCHANGE
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
MAHINDRA TOWERS
RBC, WORLI
MUMBAI 400 018

THE SECRETARY
AHMEDABAD STOCK EXCHANGE ASSN. LTD.
KAMDHENU COMPLEX
NEAR POLYTECHNIC, AMBAWADI
AHMEDABAD 380 015

THE SECRETARY
BANGALORE STOCK EXCHANGE
STOCK EXCHANGE TOWER
51 1ST CROSS ROAD, J C ROAD
BANGALORE 560 027

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
CALCUTTA 700 001

THE SECRETARY
CHENNAI STOCK EXCHANGE LTD.
EXCHANGE BUILDING
POST BOX NO. 183, 11 SECOND LINE BEACH
CHENNAI 682 035

THE SECRETARY
COCHIN STOCK EXCHANGE
POST BOX NO. 3529
VEEKSHANAM ROAD, ERNAKULAM
COCHIN 682 350

THE SECRETARY
DELHI STOCK EXCHANGE ASSN. LTD.
3 & 4/4B ASAF ALI ROAD
NEW DELHI 110 002

THE SECRETARY
PUNE STOCK EXCHANGE
SHIVLEELA CHAMBERS
752 SADASHIV PETH, KUMTHEKAR MARG
PUNE 411 030

THE SECRETARY
U.P. STOCK EXCHANGE LTD.
PADAM TOWERS, 14/113 CIVIL LINES
KANPUR 208 001

Dear Sirs,

Sub: Continual disclosure, as on Record date of the Company for the purpose of declaration of dividend, under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

The Register of Members and Share Transfer Books of our Company remained closed for the period from 26th October, 2002 to 31st October, 2002 (both days inclusive), to reckon the names of persons entitled to receive Dividend for the financial year 2001-2002.

We are enclosing disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 in respect of the share holdings of the Promoters or every person having control over the Company and persons acting in concert with them as on Record Date for dividend.

Thanking you

Yours faithfully,
For Reliance Industries Limited

Rohit C. Shah
Vice President & Company Secretary

NSEIL
25 NOV 2002
Contents not Verified

Encl: as above

Disclosure of details of share holding by target / reporting company to Stock Exchanges, in terms of regulation 8(3) of SEBI(Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the company (Target / Reporting Company) — Reliance Industries Limited

Date of reporting — 23-11-2002

Name of Stock Exchanges where shares of reporting/ Target Company are listed — Mumbai, Ahmedabad, Bangalore, Calcutta, Chennai, Cochin , Kanpur, New Delhi, Pune and National Stock Exchange

(I) Information about persons holding more than 15% shares of voting rights (VR) in terms of Reg. 8(1)

Names of persons holding more than 15% shares or voting rights	Details of Share holding / Voting rights (in Number and %) of persons mentioned at (I) as informed u/r 8(1) to target company					
Names	As on Record Date for dividend (for the year 2002)		As on Record Date for dividend (for the year 2001)		Changes if any between (D) & (E)	
	(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%
NIL	NIL	NIL	NIL	NIL	NIL	NIL

(II) Information about persons Promoter(s) or every person having control over a company and also persons acting in concert with him in terms of Reg. 8(2)

Sr. No.		Names of the promoters/ person having control/ persons acting in concert	Share holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)					
		Names	As on Record Date for dividend (for the year 2002)		As on Record Date for dividend (for the year 2001)		Changes if any between (D) & (E)	
			(D)		(E)		(F)	
			Shares/VR	%	Shares/VR	%	Shares/VR	%
A		Promoter(s) or every person having control over a company						
	(i)	Persons as per Annexure - A attached.	6 87 82 750	4.93	6 86 21 728	6.51	1 61 022	0.01
	(ii)	Petroleum Trust, through individual Trustees (refer notes 1 and 3 below)	10 46 60 154	7.50	0	0.00	10 46 60 154	7.50
B		Person(s) acting in concert with him						
	(i)	Persons as per Annexure - B(1) attached	40 13 33 072	28.74	38 69 92 678	36.73	1 43 40 394	1.03
	(ii)	Persons as per Annexure - B(2) attached (refer Notes 2 and 3 below)	6 57 17 461	4.71	0	0.00	6 57 17 461	4.71
		Total	64 04 93 437	45.87	45 56 14 406	43.24	18 48 79 031	13.24

Notes

1 Represents the Shares of the Company allotted in terms of the Scheme of Amalgamation of the erstwhile Reliance Petroleum Limited (RPL) with the Company (RIL), as sanctioned by the Hon'ble High Court of Judicature at Bombay and the Hon'ble High Court of Gujarat at Ahmedabad, against the Shareholding of Reliance Industrial Investments and Holdings Limited, the wholly owned subsidiary of the Company, in erstwhile RPL.

2 Represents the Shares of the Company allotted in terms of the Scheme of Amalgamation of erstwhile RPL with the Company, as sanctioned by the Hon'ble High Court of Judicature at Bombay and the Hon'ble High Court of Gujarat at Ahmedabad, against the Shareholding of erstwhile RPL.

3 The disclosures set out in serial number A(ii) and B(ii) above are consequent upon the change in the definition of the term "Promoter" in terms of SEBI (Substantial Acquisition of Shares and Takeovers) Second Amendment Regulations, 2002 dated 9th September,

4 The change in shareholding referred to in serial number B(i) under Column 'F' above includes 93,18,884 (0.67%) Equity shares of the Company allotted in terms of the Scheme of Amalgamation of the erstwhile Reliance Petroleum Limited (RPL) with the Company (RIL), as sanctioned by the Hon'ble High Court of Judicature at Bombay and the Hon'ble High Court of Gujarat at Ahmedabad,

For Reliance Industries Limited

Place : Mumbai
Date : 23rd November, 2002

Rohit C. Shah
Vice President & Company Secretary

Annexure A

Reliance Industries Limited

Disclosure under regulation 8(3) as of record date for dividend for the year 2002

Sr No	Name	As on record date for dividend for the year 2002		As on record date for dividend for the year 2001		Changes, if any	
		No of shares as per Register of Members	%	No. of Shares as furnished by the shareholders	%	No. of Shares	%
1	D H Ambani (deceased)	1 43 599	0.01	18 68 790	0.18	- 17 25 191	-0.12
2	M D Ambni	18 57 923	0.13	18 57 878	0.18	45	0.00
3	A D Ambani	18 59 271	0.13	18 59 226	0.18	45	0.00
4	Smt. K D Ambani	35 21 628	0.25	16 52 838	0.16	18 68 790	0.13
5	Smt. Dipti D Salgaokar	71 056	0.01	55 852	0.01	15 204	0.00
6	Smt. Nina B Kothari	2 326	0.00	2 326	0.00		0.00
7	Shri R H Ambani	3 50 168	0.03	2 39 786	0.02	1 10 382	0.01
8	Smt. Padma R Ambani (deceased)	0	0.00	9 672	0.00	- 9 672	0.00
9	Smt. Smita N Ambani	4 738	0.00	3 624	0.00	1 114	0.00
10	Smt. Trilochana L Meswani (deceased)	0	0.00	1 12 392	0.01	-1 12 392	-0.01
11	Smt. Jaswantiben B Patel	600	0.00	600	0.00		0.00
12	Shri Bhailal C Patel (deceased)	1 200	0.00	600	0.00	600	0.00
13	Shri Dattaraj Salgaokar	88 070	0.01	71 884	0.01	16 186	0.00
14	Shri Bhadresyam Kothari	0	0.00	70	0.00	- 70	0.00
15	Smt. Nita Ambani	16 99 073	0.12	16 81 346	0.16	17 727	0.00
16	Smt. Tina Ambani	16 50 832	0.12	16 50 832	0.16		0.00
17	Master Akash M Ambani	16 81 595	0.12	16 50 832	0.16	30 763	0.00
18	Master Jayanmol Ambani	16 69 759	0.12	16 50 832	0.16	18 927	0.00
19	Ms. Isha M Ambani	16 82 195	0.12	16 50 832	0.16	31 363	0.00
20	Master Vikram D Salgaokar	0	0.00	61 470	0.01	- 61 470	0.00
21	Ms. Isheta D Salgaokar	0	0.00	61 628	0.01	- 61 628	0.00
22	Ms. Nayantara B Kothari	2 454	0.00	11 800	0.00	- 9 346	0.00
23	Shri B H Kothari	23 450	0.00	400	0.00	23 050	0.00
24	Fiery Investment & Leasing Private Limited	1 04 56 530	0.75	1 04 56 162	0.99	368	0.00
25	Sanatan Textrade Private Limited	79 91 998	0.75	79 92 210	0.76	- 212	0.00
26	Orson Trading Private Limited	64 38 985	0.57	64 34 486	0.61	4 499	0.00
27	Clarion Invts & Trad Company Private Limited	75 40 193	0.46	75 40 250	0.72	- 57	0.00
28	Reliance Consolidated Enterprises Limited	24 53 734	0.54	24 53 416	0.23	318	0.00
29	Real Fibres Limited	38 00 090	0.18	37 99 836	0.36	254	0.00
30	Nikhil Investments Company Limited	46 49 614	0.27	46 49 396	0.44	218	0.00
31	Hercules Investments Limited	29 97 665	0.33	29 97 538	0.28	127	0.00
32	Pams Invts & Trad Company Limited	30 45 010	0.21	30 44 820	0.29	190	0.00
33	Jagdishwar Invts & Trdg Company Limited	10 03 480	0.22	10 03 290	0.10	190	0.00
34	Jagadanand Invts & Trdg Company Limited	9 56 556	0.07	9 56 236	0.09	320	0.00
35	Kankhal Invts & Trdg Company Limited	5 26 628	0.07	5 26 438	0.05	190	0.00
36	Kedareshwar Invts & Trdg Company Limited	6 12 330	0.04	6 12 140	0.06	190	0.00
	Total -->	6 87 82 750	4.93	6 86 21 728	6.51	1 61 022	0.01

Reliance Industries Limited

Disclosure under regulation 8(3) as of record date for dividend for the year 2002

Sr No	Name	As on record date for dividend for the year 2002		As on record date for dividend for the year 2001		Changes, if any	
		No of shares as per Register of Members	%	No. of Shares as furnished by the shareholders	%	No. of Shares	%
1	Aakrosh Investments & Leasing Private Limited	9 93 714	0.07	9 80 836	0.09	12 878	0.00
2	Aavaran Textiles Private Limited	24 69 124	0.18	24 30 850	0.23	38 274	0.00
3	Adbhut Trading Company Private Limited	4 20 368	0.03	4 20 410	0.04	- 42	0.00
4	Adviliya Fabrics Private Limited	12 01 906	0.09	11 83 272	0.11	18 634	0.00
5	Akash Manufacturing Private Limited	0	0.00	12 72 450	0.12	- 12 72 450	-0.09
6	Akshar Traders Private Limited	8 51 735	0.06	8 51 352	0.08	383	0.00
7	Akshya Textiles Trading & Agencies Private Limited	5 17 018	0.04	5 16 692	0.05	326	0.00
8	Ainur Trading Private Limited	1 62 30 300	1.16	1 60 00 000	1.52	2 30 300	0.02
9	Antarang Traders Private Limited	9 61 287	0.07	9 60 000	0.09	1 287	0.00
10	Antariksh Commercials Private Limited	11 20 583	0.08	11 20 000	0.11	583	0.00
11	Anuchit Traders Private Limited	8 34 384	0.06	8 20 130	0.08	14 254	0.00
12	Anusudha Tradecom Private Limited	12 80 937	0.09	12 80 000	0.12	937	0.00
13	Arundhati Traders Private Limited	14 41 056	0.10	14 40 000	0.14	1 056	0.00
14	Arwal Engineering Private Limited	0	0.00	7 80 873	0.07	- 7 80 873	-0.06
15	Ascent Tradecom Private Limited	14 38 340	0.10	14 38 656	0.14	- 316	0.00
16	Auspicious Investments Private Limited	1 93 013	0.01	1 70 326	0.02	22 687	0.00
17	Avada Trading Company Private Limited	16 18 597	0.12	16 18 612	0.15	- 15	0.00
18	Avron Trading Private Limited	5 69 572	0.04	0	0.00	5 69 572	0.04
19	Avshesh Mercantile Private Limited	17 50 127	0.13	17 54 704	0.17	- 4 577	0.00
20	Bhagirath Traders Private Limited	17 60 331	0.13	17 60 000	0.17	331	0.00
21	Bindi Chemicals Agencies & Trading Private Limited	4 80 944	0.03	4 81 450	0.05	- 506	0.00
22	Biraaj Textiles Trading Private Limited	7 84 552	0.06	7 88 706	0.07	- 4 154	0.00
23	Black Gold (India) Private Limited	0	0.00	12 34 264	0.12	- 12 34 264	-0.09
24	Bloom Trading Private Limited	13 05 965	0.09	12 97 960	0.12	8 005	0.00
25	Capable Commercials Private Limited	10 62 200	0.08	10 60 160	0.10	2 040	0.00
26	Chaitanya Commercials Private Limited	19 20 607	0.14	19 20 000	0.18	607	0.00
27	Chandragupta Traders Private Limited	15 75 972	0.11	15 81 132	0.15	- 5 160	0.00
28	Charishma Investments Private Limited	8 00 751	0.06	8 00 000	0.08	751	0.00
29	Chikki Fertilizers Trading & Agencies Private Limited	5 80 244	0.04	5 80 100	0.06	144	0.00
30	Classic Merchant Bankers Private Limited	2 92 260	0.02	2 92 260	0.03	0.00	0.00
31	Creditable Investments Private Limited	9 692	0.00	10 104	0.00	- 412	0.00
32	Cube Investments Private Limited	16 02 001	0.11	16 00 000	0.15	2 001	0.00
33	Cyril Traders Private Limited	12 29 445	0.09	12 07 110	0.11	22 335	0.00
34	Dadhichi Texfab Private Limited	12 42 747	0.09	12 42 302	0.12	445	0.00
35	Dainty Investment & Leasings Private Limited	89 75 947	0.64	88 48 220	0.84	1 27 727	0.01
36	Darshan Securities Private Limited	8 000	0.00	8 000	0.00	0.00	0.00
37	Deep Mercantile Private Limited	16 01 675	0.11	16 00 000	0.15	1 675	0.00
38	Devpriya Mercantile Private Limited	17 60 785	0.13	17 60 000	0.17	785	0.00
39	Elite Mercantile Private Limited	16 93 643	0.12	16 64 600	0.16	29 043	0.00
40	Eminent Commercials Private Limited	11 22 659	0.08	11 20 000	0.11	2 659	0.00
41	Esleem Textiles Trading Private Limited	15 11 460	0.11	15 11 478	0.14	- 18	0.00
42	Fidelity Shares & Securities Private Limited	75 55 885	0.54	74 45 126	0.71	1 10 759	0.01
43	Florentine Trading Private Limited	2 61 15 560	1.87	2 59 05 279	2.46	2 10 281	0.02
44	Gaiety Mercantile Private Limited	19 22 774	0.14	19 20 000	0.18	2 774	0.00
45	Ganga Trading Services Private Limited	0	0.00	12 45 187	0.12	- 12 45 187	-0.09
46	Gaylord Investments & Trading Company Private Limited	15 36 992	0.11	15 31 202	0.15	5 790	0.00
47	Guruvas Textiles Private Limited	9 06 705	0.06	9 07 708	0.09	- 1 003	0.00
48	Hansdhwani Trading Company Private Limited	12 64 374	0.09	12 63 544	0.12	830	0.00
49	Hexagon Trading & Investments Private Limited	17 61 357	0.13	17 60 000	0.17	1 357	0.00
50	Hiren Apparels Private Limited	0	0.00	8 81 308	0.08	- 8 81 308	-0.06
51	Hirise Traders Private Limited	0	0.00	14 40 900	0.14	- 14 40 900	-0.10
52	Indra-dham Traders Private Limited	10 95 141	0.08	10 71 870	0.10	23 271	0.00
53	Innova Tradecom Private Limited	17 38 465	0.12	16 52 682	0.16	85 783	0.01
54	Jetage Traders Private Limited	0	0.00	8 93 000	0.08	- 8 93 000	-0.06
55	Jogiya Traders Private Limited	21 80 122	0.16	21 74 522	0.21	5 600	0.00
56	Jyotindra Electricals Private Limited	0	0.00	8 57 019	0.08	- 8 57 019	-0.06
57	Kalpavriksha Trading Private Limited	16 00 323	0.11	16 00 000	0.15	323	0.00
58	Kalyan Trading & Servicing Private Limited	0	0.00	13 67 784	0.13	- 13 67 784	-0.10
59	Kamu Metals Private Limited	0	0.00	10 57 300	0.10	- 10 57 300	-0.08
60	Kanakdhara Traders Private Limited	9 89 767	0.07	9 83 200	0.09	6 567	0.00
61	Kapcon Exports Private Limited	0	0.00	11 33 867	0.11	- 11 33 867	-0.08
62	Kaveri Commercials Private Limited	14 34 308	0.10	14 33 910	0.14	398	0.00
63	Khodiyar Trading & Investments Private Limited	14 40 123	0.10	14 40 000	0.14	123	0.00
64	Kinjala Mecantile Private Limited	0	0.00	12 16 836	0.12	- 12 16 836	-0.09
65	Kinnari Merchandise Private Limited	11 20 194	0.08	11 20 000	0.11	194	0.00
66	Koel Trading Company Private Limited	0	0.00	13 89 487	0.13	- 13 89 487	-0.10
67	Kudrat Investment & Leasing (India) Private Limited	24 44 515	0.18	24 43 370	0.23	1 145	0.00
68	Kunjvan Texfab Private Limited	13 88 606	0.10	13 70 142	0.13	18 464	0.00
69	Lavanya Holdings & Trading Limited	8 60 603	0.06	8 59 940	0.08	663	0.00
70	Lazor Detergents Private Limited	1 18 400	0.01	1 18 400	0.01	0.00	0.00
71	Lazor Syntex Private Limited	12 84 303	0.09	13 64 428	0.13	- 80 125	-0.01
72	Lordwest Investments & Trading Company Private Limited	2 80 652	0.02	2 80 334	0.03	318	0.00
73	Madhuban Merchandise Private Limited	2 40 00 000	1.72	2 40 00 000	2.28	0.00	0.00
	Page total	14 82 53 110	10.62	16 15 35 354	15.33	- 1 32 82 244	-0.95

Annexure B(1) continuation

Sr No	Name	As on record date for dividend for the year 2002		As on record date for dividend for the year 2001		Changes, if any	
		No of shares as per Register of Members	%	No. of Shares as furnished by the shareholders	%	No. of Shares	%
74	Maxwell Dyes & Chemicals Private Limited	2 32 649	0.02	2 33 900	0.02	-1 251	0.00
75	Navketan Commercials Private Limited	5 49 994	0.04	5 49 964	0.05	30	0.00
76	Neelam Mercantile Private Limited	9 60 751	0.07	9 60 000	0.09	751	0.00
77	Niharika Synthetics Trading Private Limited	17 52 356	0.13	17 25 760	0.16	26 590	0.00
78	Nirantar Merchandise Private Limited	12 80 543	0.09	12 80 000	0.12	543	0.00
79	Nirupama Traders Private Limited	19 20 263	0.14	19 20 000	0.18	263	0.00
80	Orator Trading Enterprises Private Limited	13 65 605	0.10	13 45 842	0.13	19 763	0.00
81	Ornamental Trading Enterprises Private Limited	15 78 490	0.11	15 63 732	0.15	9 758	0.00
82	Ornate Traders Private Limited	1 95 67 444	1.40	20 55 772	0.20	1 75 11 672	1.25
83	Panchtirth Trading Private Limited	8 00 699	0.06	8 00 000	0.08	699	0.00
84	Parasakthi Trading Company Private Limited	17 58 817	0.13	17 29 900	0.16	28 917	0.00
85	Platinum Commercials Private Limited	16 01 121	0.11	16 00 000	0.15	1 121	0.00
86	Prasiddhi Trading Private Limited	9 61 149	0.07	9 60 000	0.09	1 149	0.00
87	Pratik Holdings & Trading Private Limited	37 022	0.00	36 452	0.00	570	0.00
88	Pratiksha Finance & Leasing Company Private Limited	18 19 349	0.13	17 93 114	0.17	26 235	0.00
89	Pritika Traders Private Limited	2 064	0.00	2 064	0.00	0.00	0.00
90	Prolab Synthetics & Detergents Private Limited	3 12 500	0.02	3 12 500	0.03	0.00	0.00
91	Proline Investments Private Limited	1 51 783	0.01	1 51 720	0.01	63	0.00
92	Pujit Engineering Private Limited	0	0.00	12 75 275	0.12	- 12 75 275	-0.09
93	Pururava Traders Private Limited	21 08 440	0.15	20 14 502	0.19	93 938	0.01
94	Radharaman Textiles Trading Private Limited	15 73 804	0.11	15 45 970	0.15	27 834	0.00
95	Rajkiran Synthetics Private Limited	17 02 252	0.12	16 73 130	0.16	29 122	0.00
96	Rajniketan Traders Private Limited	15 45 364	0.11	15 44 896	0.15	468	0.00
97	Rajtilak Holdings & Trading Private Limited	32 127	0.00	32 000	0.00	127	0.00
98	Ranjana Traders Private Limited	11 62 055	0.08	11 61 902	0.11	153	0.00
99	Rashi Trading Company Private Limited	89 88 957	0.64	17 76 084	0.17	72 12 873	0.52
100	Reliance Capital Limited	1 58 66 262	1.14	78 49 021	0.74	80 17 241	0.57
101	Reliance Enterprises Limited	3 15 23 304	2.26	3 15 20 000	2.99	3 304	0.00
102	Reliance Exports Private Limited(Formerly Vimal Fabrics Limited)	10 87 240	0.08	10 87 240	0.10	0.00	0.00
103	Reliance Industrial Infrastructure Limited	86 000	0.01	86 000	0.01	0.00	0.00
104	Reliance Welfare Association	11 70 734	0.08	11 40 280	0.11	30 454	0.00
105	Revlon Trading Company Private Limited	13 34 439	0.10	13 36 900	0.13	- 2 461	0.00
106	Rhino Bags Private Limited	12 37 459	0.09	12 37 008	0.12	451	0.00
107	Rishiraj Merchandise Private Limited	25 63 524	0.18	25 33 464	0.24	30 060	0.00
108	Riyaz Trading Private Limited	72 92 504	0.52	72 93 030	0.69	- 526	0.00
109	Sameep Trading Private Limited	1 30 850	0.01	1 30 660	0.01	190	0.00
110	Sanchayita Mercantile Private Limited	3 42 59 091	2.45	3 37 74 691	3.21	4 84 400	0.03
111	Saumya Finance & Leasing Company Private Limited	85 18 474	0.61	83 28 320	0.79	1 90 154	0.01
112	Shangrila Investments & Trading Company Private Limited	20 62 334	0.15	20 62 144	0.20	190	0.00
113	Shiny Leasing & Holdings Private Limited	10 95 306	0.08	10 94 438	0.10	868	0.00
114	Shital Texturising Private Limited	8 57 068	0.06	7 78 130	0.07	78 938	0.01
115	Shrusti Trading Private Limited	14 40 831	0.10	14 40 000	0.14	831	0.00
116	Shruti Traders Private Limited	6 24 606	0.04	5 91 940	0.06	32 666	0.00
117	Sidham Trading Private Limited	0	0.00	12 22 446	0.12	- 12 22 446	-0.09
118	Sihari Steel Private Limited	0	0.00	10 56 800	0.10	- 10 56 800	-0.08
119	Sihasan Holdings & Trading Private Limited	6 990	0.00	6 800	0.00	190	0.00
120	Silkina Trading Private Limited	20 58 316	0.15	20 55 908	0.20	2 408	0.00
121	Silvassa Industries Private Limited	24 95 328	0.18	24 95 418	0.24	- 90	0.00
122	Smruti Mercantile Private Limited	17 61 679	0.13	17 60 000	0.17	1 679	0.00
123	Spark Tradecom Private Limited	12 80 273	0.09	12 80 000	0.12	273	0.00
124	Spellbound Trading Private Limited	18 72 018	0.13	18 72 230	0.18	- 212	0.00
125	Srenik Traders Private Limited	14 49 390	0.10	14 25 050	0.14	24 340	0.00
126	Sridivya Trading Private Limited	17 27 743	0.12	16 93 976	0.16	33 767	0.00
127	Sugam Texturising Private Limited	6 53 231	0.05	6 47 900	0.06	5 331	0.00
128	Sumiran Investments Private Limited	18 59 903	0.13	18 30 836	0.17	29 067	0.00
129	Sundale Merchandise Private Limited	19 22 265	0.14	19 20 000	0.18	2 265	0.00
130	Suprabhat Tradecom Private Limited	14 40 299	0.10	14 40 000	0.14	299	0.00
131	Swarag Traders Private Limited	18 46 538	0.13	18 94 224	0.18	- 47 686	0.00
132	Swarna Traders Private Limited	17 62 171	0.13	17 60 000	0.17	2 171	0.00
133	Tejasvi Trading Company Private Limited	2 30 663	0.02	2 30 600	0.02	63	0.00
134	Thunder Consultancy Services Private Limited	0	0.00	11 45 438	0.11	- 11 45 438	-0.08
135	Tresla Trading Private Limited	1 62 30 904	1.16	1 60 00 000	1.52	2 30 904	0.02
136	Unicom Trading Enterprises Private Limited	13 40 413	0.10	13 30 414	0.13	9 999	0.00
137	Vanraj Merchandise Private Limited	16 03 399	0.11	16 00 000	0.15	3 399	0.00
138	Vasishtha Tradecom Private Limited	13 86 943	0.10	13 60 190	0.13	26 753	0.00
139	Vatayan Synthetics Private Limited	17 31 634	0.12	17 23 244	0.16	8 390	0.00
140	Velocity Trading Private Limited	2 46 06 501	1.76	2 44 66 251	2.32	1 40 250	0.01
141	Vicraze Investments & Trading Company Private Limited	10 00 868	0.07	10 00 278	0.09	590	0.00
142	Victor General Trading Private Limited	0	0.00	9 82 862	0.09	- 9 82 862	-0.07
143	Vijela Commercials Private Limited	12 80 832	0.09	12 80 000	0.12	832	0.00
144	Viral Properties Private Limited	0	0.00	12 58 730	0.12	- 12 58 730	-0.09
145	Vita Investment & Trading Company Private Limited	3 08 395	0.02	3 08 268	0.03	127	0.00
146	Yangste Trading Private Limited	1 62 30 869	1.16	1 60 00 000	1.52	2 30 869	0.02
147	Yashasvi Holdings Private Limited	76 773	0.01	76 710	0.01	63	0.00
	Grand Total -->	40 13 33 072	28.74	38 69 92 678	36.73	1 43 40 394	1.03

Annexure B(2)

Reliance Industries Limited

Disclosure under regulation 8(3) as of record date for dividend for the year 2002

Sr No	Name	As on record date for dividend for the year 2002		As on record date for dividend for the year 2001		Changes, if any	
		No of shares as per Register of Members	%	No. of Shares as furnished by the shareholders	%	No. of Shares	%
1	Reliance Energy & Project Development Private Limited	1 60 29 090	1.15	0	0.00	1 60 29 090	1.15
2	Reliance Aromatics Private Limited	1 60 29 090	1.15	0	0.00	1 60 29 090	1.15
3	Reliance Chemicals Private Limited	1 45 68 372	1.04	0	0.00	1 45 68 372	1.04
4	Reliance Polyolefins Private Limited	1 90 90 909	1.37	0	0.00	1 90 90 909	1.37
	Total -->	6 57 17 461	4.71	0	0.00	6 57 17 461	4.71

RELIANCE INDUSTRIES LIMITED MUMBAI 400 021

ANNEXURE 10 e

04 JAN -5 [illegible] 7:21

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 5663 1841/ 5663 1851 Fax : 5663 1069

April 29, 2003

Strictly Confidential

THE SECRETARY
THE STOCK EXCHANGE
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR, PLOT NO.C/1, G
BLOCK, BANDRA KURLA COMPLEX
BANDRA (EAST), MUMBAI 400 051

THE SECRETARY
AHMEDABAD STOCK EXCHANGE ASSN. LTD.
KAMDHENU COMPLEX
NEAR POLYTECHNIC, AMBAWADI
AHMEDABAD 380 015

THE SECRETARY
BANGALORE STOCK EXCHANGE
STOCK EXCHANGE TOWER
51 1ST CROSS ROAD, J C ROAD
BANGALORE 560 027

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
CALCUTTA 700 001

THE SECRETARY
CHENNAI STOCK EXCHANGE LTD.
EXCHANGE BUILDING
POST BOX NO. 183, 11 SECOND LINE BEACH
CHENNAI 682 035

THE SECRETARY
COCHIN STOCK EXCHANGE
POST BOX NO. 3529
VEEKSHANAM ROAD, ERNAKULAM
COCHIN 682 350

THE SECRETARY
DELHI STOCK EXCHANGE ASSN. LTD.
3 & 4/4B ASAF ALI ROAD
NEW DELHI 110 002

THE SECRETARY
PUNE STOCK EXCHANGE
SHIVLEELA CHAMBERS
752 SADASHIV PETH, KUMTHEKAR MARG
PUNE 411 030

THE SECRETARY
U.P. STOCK EXCHANGE LTD.
PADAM TOWERS, 14/113 CIVIL LINES
KANPUR 208 001

Dear Sirs,

Sub : Continual disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

With reference to the subject matter herein above, please note that there are no disclosures under Regulation 8 (1) of the subject regulations for the financial year ended 31st March, 2003.

We are enclosing disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 in respect of the share holdings of the Promoters or every person having control over the Company and persons acting in concert with them as on 31st March, 2003.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

NSEIL
30 APR 2003
Contents not Verified

Encl : a/a

Disclosure of details of share holding by target / reporting company to Stock Exchanges, in terms of regulation 8(3) of SEBI(Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the company (Target / Reporting Company) Reliance Industries Limited

Date of reporting As on 31/3/2003

Name of Stock Exchanges where shares of reporting/ Target Company are listed Mumbai, Ahmedabad, Bangalore, Calcutta, Chennai, Cochin, Kanpur, New Delhi, Pune and National Stock Exchange

(I) Information about persons holding more than 15% shares of voting rights (VR) in terms of Reg. 8(1)

Names of persons holding more than 15% shares or voting rights	Details of Share holding/Voting Rights (in Number and %) of persons mentioned at (I) u/r 8(1) to Target Company					
Names	As on March 31, 2003		As on March 31, 2002		Changes if any between (B) & (C)	
	(A)		(B)		(C)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%
NIL	NIL	NIL	NIL	NIL	NIL	NIL

(II) Information about Promoter(s) or every person having control over a company and also persons acting in concert with him in terms of Reg. 8(2)

Sr. No.		Names of the promoters/ person having control/ persons acting in concert	Share holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)					
		Names	As on March 31, 2003		As on March 31, 2002		Changes if any between (A) & (B)	
			(A)		(B)		(C)	
			Shares/VR	%	Shares/VR	%	Shares/VR	%
A		Promoter(s) or every person having control over a company						
	(i)	Persons as per Annexure - A attached	7 06 39 321	5.06	6 86 21 728	6.51	20 17 593	0.14
	(ii)	Petroleum Trust, through individual Trustees (Refer Notes 1 and 3 below)	10 46 60 154	7.50	0	0.00	10 46 60 154	7.50
B		Person(s) acting in concert with him						
	(i)	Persons as per Annexure - B(1) attached	40 85 51 356	29.26	39 26 49 674	37.26	1 59 01 682	1.14
	(ii)	Persons as per Annexure - B(2) attached (Refer Notes 2 and 3 below)	6 57 17 461	4.71	0	0.00	6 57 17 461	4.71
		Total -->	64 95 68 292	46.52	46 12 71 402	43.77	18 82 96 890	13.48

Notes :-

1) Represents the Shares of the Company allotted in terms of the Scheme of Amalgamation of the erstwhile Reliance Petroleum Limited (RPL) with the Company (RIL), as sanctioned by the Hon'ble High Court of Judicature at Bombay and the Hon'ble High Court of Gujarat at Ahmedabad, against the Shareholding of Reliance Industrial Investments and Holdings Limited, the wholly owned subsidiary of the Company, in erstwhile RPL.

2) Represents the Shares of the Company allotted in terms of the Scheme of Amalgamation of erstwhile RPL with the Company, as sanctioned by the Hon'ble High Court of Judicature at Bombay and the Hon'ble High Court of Gujarat at Ahmedabad, against the Shareholding of erstwhile RPL.

3) The disclosures set out in serial number A(ii) and B(ii) above are consequent upon the change in the definition of the term "Promoter" in terms of SEBI (Substantial Acquisition of Shares and Takeovers) Second Amendment Regulations, 2002 dated 9th September, 2002.

4) The change in shareholding referred to in serial number B(i) under Column 'C' above includes 93,18,884 (0.67%) Equity shares of the Company allotted in terms of the Scheme of Amalgamation of the erstwhile Reliance Petroleum Limited (RPL) with the Company (RIL), as sanctioned by the Hon'ble High Court of Judicature at Bombay and the Hon'ble High Court of Gujarat at Ahmedabad.

For Reliance Industries Limited

Rohit C. Shah
Vice President & Company Secretary

Place : Mumbai
Date : April 29, 2003

Annexure - A

Reliance Industries Limited

Disclosure under regulation 8(3)

Sr No	Name	As on March 31, 2003		As on March 31, 2002		Changes, if any	
		No of shares as per Register of Members	%	No. of Shares as furnished by the shareholders	%	No. of shares	%
		(a)	(b)	(c)	(d)	(a-c)	
1	Shri D H Ambani (deceased)		0.00	18 68 790	0.18	- 18 66 790	-0.13
2	Shri M D Ambni	18 57 923	0.13	18 57 878	0.18	45	0.00
3	Shri A D Ambani	18 59 271	0.13	18 59 226	0.18	45	0.00
4	Smt. K D Ambani	36 65 227	0.26	16 52 838	0.16	20 12 389	0.14
5	Smt. Dipti D Salgaokar	71 056	0.01	55 852	0.01	15 204	0.00
6	Smt. Nina B Kothari	2 326	0.00	2 326	0.00		0.00
7	Shri R H Ambani	3 72 748	0.03	2 39 786	0.02	1 32 962	0.01
8	Smt. Padma R Ambani (deceased)	0	0.00	9 672	0.00	- 9 672	0.00
9	Smt. Smita N Ambani (deceased)	4 738	0.00	3 624	0.00	1 114	0.00
10	Smt. Trilochana L Meswani (deceased)	0	0.00	1 12 392	0.01	- 1 12 392	-0.01
11	Smt. Jaswantiben B Patel	1 200	0.00	600	0.00	600	0.00
12	Shri Bhailal C Patel (deceased)	0	0.00	600	0.00	- 600	0.00
13	Shri Dattaraj Salgaokar	88 070	0.01	71 884	0.01	16 186	0.00
14	Shri Bhadresyam Kothari	0	0.00	70	0.00	- 70	0.00
15	Smt. Nita Ambani	16 99 073	0.12	16 81 346	0.16	17 727	0.00
16	Smt. Tina Ambani	16 50 832	0.12	16 50 832	0.16		0.00
17	Master Akash M Ambani	16 81 595	0.12	16 50 832	0.16	30 763	0.00
18	Master Jayanmol Ambani	16 69 759	0.12	16 50 832	0.16	18 927	0.00
19	Ms. Isha M Ambani	16 82 195	0.12	16 50 832	0.16	31 363	0.00
20	Master Vikram D Salgaokar	0	0.00	61 470	0.01	- 61 470	0.00
21	Ms. Isheta D Salgaokar	0	0.00	61 628	0.01	- 61 628	0.00
22	Ms. Nayantara B Kothari	2 500	0.00	11 800	0.00	- 9 300	0.00
23	Shri B H Kothari	27 995	0.00	400	0.00	27 595	0.00
24	Fiery Investment & Leasing Private Limited	1 08 71 530	0.78	1 04 56 162	0.99	4 15 368	0.03
25	Sanatan Textrade Private Limited	81 53 998	0.58	79 92 210	0.76	1 61 788	0.01
26	Orson Trading Private Limited	66 43 985	0.48	64 34 486	0.61	2 09 499	0.02
27	Clarion Invts & Trad Company Private Limited	76 97 193	0.55	75 40 250	0.72	1 56 943	0.01
28	Reliance Consolidated Enterprises Private Limited	24 88 734	0.18	24 53 416	0.23	35 318	0.00
29	Real Fibres Private Limited	39 73 090	0.28	37 99 836	0.36	1 73 254	0.01
30	Nikhil Investments Company Private Limited	50 59 614	0.36	46 49 396	0.44	4 10 218	0.03
31	Hercules Investments Private Limited	31 30 665	0.22	29 97 538	0.28	1 33 127	0.01
32	Pams Invts & Trad Company Private Limited	31 85 010	0.23	30 44 820	0.29	1 40 190	0.01
33	Jagdishwar Invts & Trdg Company Private Limited	10 03 480	0.07	10 03 290	0.10	190	0.00
34	Jagadanand Invts & Trdg Company Private Limited	9 56 556	0.07	9 56 236	0.09	320	0.00
35	Kankhal Invts & Trdg Company Private Limited	5 26 628	0.04	5 26 438	0.05	190	0.00
36	Kedareshwar Invts & Trdg Company Private Limited	6 12 330	0.04	6 12 140	0.06	190	0.00
	Total -->	7 06 39 321	5.06	6 66 21 728	6.51	20 17 593	0.14

Reliance Industries Limited

Disclosure under regulation 8(3)

Sr No	Name	As on March 31, 2003 No of Shares as per Register of Members	%	As on March 31, 2002 No of Shares as furnished by the shareholders	%	Changes, if any No. of shares	%
		(a)	(b)	(c)	(d)	(a-c)	
1	Aakrosh Investments & Leasing Private Limited	10 01 714	0.07	9 80 836	0.09	20 878	0.00
2	Aavaran Textiles Private Limited	25 12 124	0.18	24 68 960	0.23	43 164	0.00
3	Adbhut Trading Company Private Limited	4 20 368	0.03	4 20 410	0.04	- 42	0.00
4	Advitiya Fabrics Private Limited	12 40 906	0.09	11 83 272	0.11	57 634	0.00
5	Akshar Traders Private Limited	8 59 735	0.06	8 51 352	0.08	8 383	0.00
6	Akshya Textiles Trading & Agencies Private Limited	5 33 018	0.04	5 16 692	0.05	16 326	0.00
7	Amur Trading Private Limited	1 65 10 300	1.18	1 62 22 000	1.54	2 88 300	0.02
8	Antarang Traders Private Limited	9 61 287	0.07	9 60 000	0.09	1 287	0.00
9	Antariksh Commercials Private Limited	11 27 583	0.08	11 20 000	0.11	7 583	0.00
10	Anuchit Traders Private Limited	8 62 384	0.06	8 20 130	0.08	42 254	0.00
11	Anusudha Tradecom Private Limited	12 80 937	0.09	12 80 000	0.12	937	0.00
12	Arundhati Traders Private Limited	14 49 056	0.10	14 40 000	0.14	9 056	0.00
13	Ascent Tradecom Private Limited	14 70 340	0.11	14 38 656	0.14	31 684	0.00
14	Auspicious Investments Private Limited	2 00 013	0.01	1 70 326	0.02	29 687	0.00
15	Avada Trading Company Private Limited	16 47 597	0.12	16 18 612	0.15	28 985	0.00
16	Avron Trading Private Limited	5 69 554	0.04		0.00	5 69 554	0.04
17	Avshesh Mercantile Private Limited	17 50 127	0.13	17 54 704	0.17	- 4 577	0.00
18	Bhagirath Traders Private Limited	18 06 331	0.13	17 60 000	0.17	46 331	0.00
19	Bindi Chemicals Agencies & Trading Private Limited	4 80 944	0.03	4 81 450	0.05	- 506	0.00
20	Biraaj Textiles Trading Private Limited	7 84 552	0.06	7 88 706	0.07	- 4 154	0.00
21	Bloom Trading Private Limited	13 66 965	0.10	12 97 960	0.12	69 005	0.00
22	Capable Commercials Private Limited	10 98 200	0.08	10 60 160	0.10	38 040	0.00
23	Chaitanya Commercials Private Limited	19 30 607	0.14	19 20 000	0.18	10 607	0.00
24	Chandragupta Traders Private Limited	15 75 962	0.11	15 81 132	0.15	- 5 170	0.00
25	Charishma Investments Private Limited	8 00 751	0.06	8 00 000	0.08	751	0.00
26	Chikki Fertilizers Trading & Agencies Private Limited	5 99 744	0.04	5 80 100	0.06	19 644	0.00
27	Classic Merchant Bankers Private Limited	2 92 260	0.02	2 92 260	0.03		0.00
28	Creditable Investments Private Limited	9 692	0.00	10 104	0.00	- 412	0.00
29	Cube Investments Private Limited	16 02 001	0.11	16 00 000	0.15	2 001	0.00
30	Cyril Traders Private Limited	12 40 445	0.09	12 07 110	0.11	33 335	0.00
31	Dadhichi Texfab Private Limited	12 94 747	0.09	12 42 302	0.12	52 445	0.00
32	Dainty Investment & Leasings Private Limited	93 75 947	0.67	89 64 220	0.85	4 11 727	0.03
33	Darshan Securities Private Limited	8 000	0.00	8 000	0.00		0.00
34	Deep Mercantile Private Limited	16 01 675	0.11	16 00 000	0.15	1 675	0.00
35	Devpriya Mercantile Private Limited	17 60 785	0.13	17 60 000	0.17	785	0.00
36	Elite Mercantile Private Limited	19 09 643	0.14	16 64 600	0.16	2 45 043	0.02
37	Eminent Commercials Private Limited	11 22 659	0.08	11 20 000	0.11	2 659	0.00
38	Esteem Textiles Trading Private Limited	15 11 460	0.11	15 11 478	0.14	- 18	0.00
39	Fidelity Shares & Securities Private Limited	77 25 885	0.55	75 55 126	0.72	1 70 759	0.01
40	Florentine Trading Private Limited	2 61 15 560	1.87	2 61 15 560	2.48		0.00
41	Gaiety Mercantile Private Limited	19 22 774	0.14	19 20 000	0.18	2 774	0.00
42	Gaylord Investments & Trading Company Private Limited	19 28 992	0.14	15 31 202	0.15	3 97 790	0.03
43	Guruvas Textiles Private Limited	12 01 705	0.09	9 07 708	0.09	2 93 997	0.02
44	Hansdhwani Trading Company Private Limited	12 90 874	0.09	12 63 544	0.12	27 330	0.00
45	Hexagon Trading & Investments Private Limited	17 61 357	0.13	17 60 000	0.17	1 357	0.00
46	Indra-dham Traders Private Limited	11 28 141	0.08	10 71 870	0.10	56 271	0.00
47	Innova Tradecom Private Limited	20 01 465	0.14	16 52 682	0.16	3 48 783	0.02
48	Jogiya Traders Private Limited	22 89 122	0.16	21 74 522	0.21	1 14 600	0.01
49	Kalpavriksha Trading Private Limited	16 00 323	0.11	16 00 000	0.15	323	0.00
50	Kanakdhara Traders Private Limited	10 18 767	0.07	9 83 200	0.09	35 567	0.00
51	Kaveri Commercials Private Limited	15 31 308	0.11	14 33 910	0.14	97 398	0.01
52	Khodiyar Trading & Investments Private Limited	14 40 123	0.10	14 40 000	0.14	123	0.00
53	Kinnari Merchandise Private Limited	11 20 194	0.08	11 20 000	0.11	194	0.00
54	Kudrat Investment & Leasing (India) Private Limited	32 59 495	0.23	24 43 370	0.23	8 16 125	0.06
55	Kunjvan Texfab Private Limited	14 04 606	0.10	13 70 142	0.13	34 464	0.00
56	Lavanya Holdings & Trading Private Limited	8 60 603	0.06	8 59 940	0.08	663	0.00
57	Lazor Detergents Private Limited	1 18 400	0.01	1 18 400	0.01		0.00
58	Lazor Syntex Private Limited	13 49 303	0.10	13 64 428	0.13	- 15 125	0.00
59	Lordwest Investments & Trading Company Private Limited	2 80 652	0.02	2 80 334	0.03	318	0.00
60	Madhuban Merchandise Private Limited	2 43 50 000	1.74	2 40 00 000	2.28	3 50 000	0.03
61	Maxwell Dyes & Chemicals Private Limited	2 32 649	0.02	2 33 900	0.02	- 1 251	0.00
62	Navketan Commercials Private Limited	5 49 994	0.04	5 49 964	0.05	30	0.00
63	Neelam Mercantile Private Limited	9 60 751	0.07	9 60 000	0.09	751	0.00
64	Niharika Synthetics Trading Private Limited	18 60 356	0.13	17 25 766	0.16	1 34 590	0.01
65	Niramar Merchandise Private Limited	12 80 543	0.09	12 80 000	0.12	543	0.00

Sr No	Name	As on March 31, 2003		As on March 31, 2002		Changes, if any	
		No of Shares as per Register of Members	%	No of Shares as furnished by the shareholders	%	No. of shares	%
		(a)	(b)	(c)	(d)	(a-c)	
66	Nirupama Traders Private Limited	19 20 253	0.14	19 20 000	0.18	253	0.00
67	Orator Trading Enterprises Private Limited	14 76 605	0.11	13 45 842	0.13	1 30 763	0.01
68	Ornamental Trading Enterprises Private Limited	15 78 490	0.11	15 68 732	0.15	9 758	0.00
69	Ornate Traders Private Limited	1 95 67 444	1.40	2 02 17 927	1.92	- 6 50 383	-0.05
70	Panchtirth Trading Private Limited	8 00 699	0.06	8 00 000	0.08	699	0.00
71	Parasakthi Trading Company Private Limited	17 80 817	0.13	17 29 900	0.16	50 917	0.00
72	Platinum Commercials Private Limited	16 01 121	0.11	16 00 000	0.15	1 121	0.00
73	Prasiddhi Trading Private Limited	9 61 149	0.07	9 60 000	0.09	1 149	0.00
74	Pratik Holdings & Trading Private Limited	37 022	0.00	36 452	0.00	570	0.00
75	Pratiksha Finance & Leasing Company Private Limited	18 69 840	0.13	17 93 114	0.17	76 735	0.01
76	Pritika Traders Private Limited		0.00	2 064	0.00	- 2 064	0.00
77	Prolab Synthetics & Detergents Private Limited	3 12 500	0.02	3 12 500	0.03		0.00
78	Proline Investments Private Limited	1 51 783	0.01	1 51 720	0.01	63	0.00
79	Pururava Traders Private Limited	23 44 440	0.17	20 45 862	0.19	2 98 578	0.02
80	Radharaman Textiles Trading Private Limited	17 92 804	0.13	15 45 970	0.15	2 46 834	0.02
81	Rajkiran Synthetics Private Limited	17 58 252	0.13	15 73 130	0.16	85 122	-0.01
82	Rajniketan Traders Private Limited	17 22 364	0.12	15 44 896	0.15	1 77 468	0.01
83	Rajtilak Holdings & Trading Private Limited	32 127	0.00	32 000	0.00	127	0.00
84	Ranjana Traders Private Limited	11 62 055	0.08	11 61 902	0.11	153	0.00
85	Rashi Trading Company Private Limited	91 55 957	0.66	89 88 431	0.85	1 67 526	0.01
86	Reliance Capital Limited	1 64 26 584	1.18	78 49 021	0.74	85 77 563	0.61
87	Reliance Enterprises Limited	3 15 23 304	2.26	3 15 20 000	2.99	3 304	0.00
88	Reliance Exports Private Limited(Formerly Vimal Fabrics Limited)	10 87 240	0.08	10 87 240	0.10		0.00
89	Reliance Industrial Infrastructure Limited	86 000	0.01	86 000	0.01		0.00
90	Reliance Welfare Association	11 70 734	0.08	11 40 280	0.11	30 454	0.00
91	Revlon Trading Company Private Limited	13 76 493	0.10	13 36 900	0.13	39 593	0.00
92	Rhino Bags Private Limited	12 37 459	0.09	12 37 008	0.12	451	0.00
93	Rishiraj Merchandise Private Limited	26 12 524	0.19	25 63 464	0.24	49 060	0.00
94	Riyaz Trading Private Limited	74 61 004	0.53	72 93 030	0.69	1 67 974	0.01
95	Sameep Trading Private Limited	1 30 850	0.01	1 30 660	0.01	190	0.00
96	Sanchayita Mercantile Private Limited	3 42 59 091	2.45	3 42 52 691	3.25	6 400	0.00
97	Saumya Finance & Leasing Company Private Limited	87 26 474	0.62	84 74 320	0.80	2 52 154	0.02
98	Shangrila Investments & Trading Company Private Limited	21 33 854	0.15	20 62 144	0.20	71 710	0.01
99	Shiny Leasing & Holdings Private Limited	10 95 306	0.08	10 94 438	0.10	868	0.00
100	Shital Texturising Private Limited	8 57 068	0.06	7 78 130	0.07	78 938	0.01
101	Shrusti Trading Private Limited	14 40 831	0.10	14 40 000	0.14	831	0.00
102	Shruti Traders Private Limited	6 24 606	0.04	5 91 940	0.06	32 666	0.00
103	Sihasan Holdings & Trading Private Limited	6 990	0.00	6 800	0.00	190	0.00
104	Silkina Trading Private Limited	23 36 816	0.17	20 55 908	0.20	2 80 908	0.02
105	Silvassa Hydrocarbons and Investments Private Limited	24 95 328	0.18	24 95 418	0.24	- 90	0.00
106	Smruti Mercantile Private Limited	17 63 679	0.13	17 60 000	0.17	3 679	0.00
107	Spark Tradecom Private Limited	12 80 273	0.09	12 80 000	0.12	273	0.00
108	Spellbound Trading Private Limited	18 72 018	0.13	18 72 230	0.18	- 212	0.00
109	Srenik Traders Private Limited	15 10 390	0.11	14 25 050	0.14	85 340	0.01
110	Sridivya Trading Private Limited	17 64 743	0.13	16 93 976	0.16	90 767	0.01
111	Sugam Texturising Private Limited	6 53 231	0.05	6 47 900	0.06	5 331	0.00
112	Sumiran Investments Private Limited	19 02 403	0.14	18 30 836	0.17	71 567	0.01
113	Sundale Merchandise Private Limited	19 22 265	0.14	19 20 000	0.18	2 265	0.00
114	Suprabhat Tradecom Private Limited	14 47 299	0.10	14 40 000	0.14	7 299	0.00
115	Swarag Traders Private Limited	19 01 538	0.14	19 25 224	0.18	- 23 686	0.00
116	Swarna Traders Private Limited	17 62 171	0.13	17 60 000	0.17	2 171	0.00
117	Tejasvi Trading Company Private Limited	2 30 663	0.02	2 30 600	0.02	63	0.00
118	Tresta Trading Private Limited	1 65 47 904	1.19	1 62 19 000	1.54	3 28 904	0.02
119	Unicom Trading Enterprises Private Limited	13 90 913	0.10	13 30 414	0.13	60 499	0.00
120	Vanraj Merchandise Private Limited	16 13 399	0.12	16 00 000	0.15	13 399	0.00
121	Vasishtha Tradecom Private Limited	14 32 943	0.10	13 60 190	0.13	72 753	0.01
122	Vatayan Synthetics Private Limited	17 31 634	0.12	17 23 244	0.16	8 390	0.00
123	Velocity Trading Private Limited	2 46 06 501	1.76	2 46 06 251	2.34	250	0.00
124	Vicraze Investments & Trading Company Private Limited	10 07 868	0.07	10 00 278	0.09	7 590	0.00
125	Vijeta Commercials Private Limited	12 87 832	0.09	12 80 000	0.12	7 832	0.00
126	Vita Investment & Trading Company Private Limited	3 08 395	0.02	3 08 268	0.03	127	0.00
127	Yangste Trading Private Limited	1 62 30 869	1.16	1 62 22 669	1.54	8 200	0.00
128	Yashasvi Holdings Private Limited	93 773	0.01	76 710	0.01	17 003	0.00
	Total	40 85 51 356	29.26	39 26 49 674	37.26	1 59 01 682	1.14

Annexure - B(2)

Reliance Industries Limited

Disclosure under regulation 8(3)

Sr No	Name	As on March 31, 2003		As on March 31, 2002		Changes, if any	
		No of Shares as per Register of Members	%	No of Shares as furnished by the shareholders	%	No. of shares	%
		(a)	(b)	(c)	(d)	(a-c)	
1	Reliance Aromatics and Pertochemicals Pvt.Ltd	1 60 29 090	1.15	0	0.00	1 60 29 090	1.15
2	Reliance Chemicals Private Limited	1 45 68 372	1.04	0	0.00	1 45 68 372	1.04
3	Reliance Energy and Project Development Pvt Ltd	1 60 29 090	1.15	0	0.00	1 60 29 090	1.15
4	Reliance Polyolefins Private Limited	1 90 90 909	1.37	0	0.00	1 90 90 909	1.37
	Total --->	6 57 17 461	4.71	0	0.00	6 57 17 461	4.71

ANNEXURE 10 F
O/C

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 5663 1841/ 5663 1851 Fax : 5663 1069

Strictly Confidential

June 24, 2003

THE SECRETARY
THE STOCK EXCHANGE
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK,
BANDRA-KURLA COMPLEX, BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
AHMEDABAD STOCK EXCHANGE ASSN. LTD.
KAMDHENU COMPLEX
NEAR POLYTECHNIC, AMBAWADI
AHMEDABAD 380 015

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
KOLKATA 700 001

THE SECRETARY
CHENNAI STOCK EXCHANGE LTD.
EXCHANGE BUILDING
POST BOX NO. 183, 11 SECOND LINE BEACH
CHENNAI 682 035

THE SECRETARY
COCHIN STOCK EXCHANGE
POST BOX NO. 3529
VEEKSHANAM ROAD, ERNAKULAM
COCHIN 682 350

THE SECRETARY
DELHI STOCK EXCHANGE ASSN. LTD.
3 & 4/4B ASAF ALI ROAD
NEW DELHI 110 002

THE SECRETARY
PUNE STOCK EXCHANGE
SHIVLEELA CHAMBERS
752 SADASHIV PETH, KUMTHEKAR MARG
PUNE 411 030

THE SECRETARY
U.P. STOCK EXCHANGE LTD.
PADAM TOWERS, 14/113 CIVIL LINES
KANPUR 208 001

Dear Sirs,

Sub : Continual disclosure, as on Record date of the Company for the purpose of declaration of dividend, under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

The Register of Members and Share Transfer Books of our Company remained closed for the period from 27th May, 2003 to 31st May, 2003 (both days inclusive), to reckon the names of persons entitled to receive Dividend for the financial year 2002-2003.

We are enclosing disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 in respect of the share holdings of the Promoters or every person having control over the Company and persons acting in concert with them as on the date of above book-closure for dividend.

Thanking you

Yours faithfully,
For Reliance Industries Limited

Surendra Pipara
Jt. Company Secretary

NSEIL
25 JUN 2003
Contents not Verified

Encl : a/a

Disclosure of details of share holding by target / reporting company to Stock Exchanges, in terms of regulation 8(3) of SEBI(Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the company (Target / Reporting Company)	Reliance Industries Limited
Date of reporting	As on 27-5-2003
Name of Stock Exchanges where shares of reporting/ Target Company are listed	Mumbai, Ahmedabad, Calcutta, Chennai Cochin , Kanpur, New Delhi, Pune and National Stock Exchanage

(I) Information about persons holding more than 15% shares of voting rights (VR) in terms of Reg. 8(1)

Names of persons holding more than 15% shares or voting rights	Details of Share holding/Voting Rights (in Number and %) of persons mentioned at (I) u/r 8(1) to Target Company					
Names	As on record date for dividend (for the year 2003)		As on record date for dividend (for the year 2002)		Changes if any between (D) & (E)	
	(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%
NIL	NIL	NIL	NIL	NIL	NIL	NIL

(II) Information about Promoter(s) or every person having control over a company and also persons acting in concert with him in terms of Reg. 8(2)

Names of the promoters/ person having control/ persons acting in concert	Share holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)					
Names	As on record date for dividend (for the year 2003)		As on record date for dividend (for the year 2002)		Changes if any between (D) & (E)	
	(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%
Promoter(s) or every person having control over a company - As per Annexure A attached	17 65 59 651	12.64	17 34 42 904	12.42	31 16 747	0.22
Person(s) acting in concert with him - As per Annexure B attached	47 53 24 996	34.04	46 70 50 533	33.45	82 74 463	0.59
	65 18 84 647	46.68	64 04 93 437	45.87	1 13 91 210	0.82

For Reliance Industries Limited

Surendra Pipara
Jt. Company Secretary

Place : Mumbai
Date : June 24, 2003

Annexure - A

Reliance Industries Limited

Disclosure under regulation 8(3)

Sr No	Name	As on record date for dividend (for the year 2003)		As on record date for dividend (for the year 2002)		Changes, if any	
		No of shares	%	No of shares	%	No. of shares	%
		(a)	(b)	(c)	(d)	(a-c)	(b-d)
1	Shri D H Ambani (deceased)	0	0.00	1 43 599	0.01	- 1 43 599	-0.01
2	Shri M D Ambani	18 57 923	0.13	18 57 923	0.13	0	0.00
3	Shri A D Ambani	18 59 271	0.13	18 59 271	0.13	0	0.00
4	Smt. K D Ambani	36 65 227	0.26	35 21 628	0.25	1 43 599	0.01
5	Smt. Dipti D Salgaokar	71 056	0.01	71 056	0.01	0	0.00
6	Smt. Nina B Kothari	2 326	0.00	2 326	0.00	0	0.00
7	Shri R H Ambani	3 68 248	0.03	3 50 168	0.03	18 080	0.00
8	Smt. Smita N Ambani (deceased)	4 738	0.00	4 738	0.00	0	0.00
9	Smt. Jaswantiben B Patel	1 200	0.00	600	0.00	600	0.00
10	Shri Bhailal C Patel (deceased)	0	0.00	1 200	0.00	- 1 200	0.00
11	Shri Dattaraj Salgaokar	88 070	0.01	88 070	0.01	0	0.00
12	Smt. Nita Ambani	16 99 073	0.12	16 99 073	0.12	0	0.00
13	Smt. Tina Ambani	16 50 832	0.12	16 50 832	0.12	0	0.00
14	Master Akash M Ambani	16 81 595	0.12	16 81 595	0.12	0	0.00
15	Master Jayanmol Ambani	16 69 759	0.12	16 69 759	0.12	0	0.00
16	Ms. Isha M Ambani	16 82 195	0.12	16 82 195	0.12	0	0.00
17	Ms. Nayantara B Kothari	2 500	0.00	2 454	0.00	46	0.00
18	Shri B H Kothari	27 995	0.00	23 450	0.00	4 545	0.00
19	Fiery Investment & Leasing Private Limited	1 10 75 630	0.79	1 04 56 530	0.75	6 19 100	0.04
20	Sanatan Textrade Private Limited	84 26 808	0.60	79 91 998	0.57	4 34 810	0.03
21	Orson Trading Private Limited	67 66 567	0.48	64 38 985	0.46	3 27 582	0.02
22	Clarion Invts & Trad Company Private Limited	78 71 364	0.56	75 40 193	0.54	3 31 171	0.02
23	Reliance Consolidated Enterprises Private Limited	24 88 734	0.18	24 53 734	0.18	35 000	0.00
24	Real Fibres Private Limited	42 82 054	0.31	38 00 090	0.27	4 81 964	0.03
25	Nikhil Investments Company Private Limited	50 59 714	0.36	46 49 614	0.33	4 10 100	0.03
26	Hercules Investments Private Limited	31 48 647	0.23	29 97 665	0.21	1 50 982	0.01
27	Pams Invts & Trad Company Private Limited	31 84 983	0.23	30 45 010	0.22	1 39 973	0.01
28	Jagdishwar Invts & Trdg Company Private Limited	10 67 453	0.08	10 03 480	0.07	63 973	0.00
29	Jagadanand Invts & Trdg Company Private Limited	9 56 604	0.07	9 56 556	0.07	48	0.00
30	Kankhal Invts & Trdg Company Private Limited	5 90 628	0.04	5 26 628	0.04	64 000	0.00
31	Kedareshwar Invts & Trdg Company Private Limited	6 48 303	0.05	6 12 330	0.04	35 973	0.00
32	Petroleum Trust, through individual Trustees	10 46 60 154	7.50	10 46 60 154	7.50	0	0.00
	Total -->	17 65 59 651	12.64	17 34 42 904	12.42	31 16 747	0.22

Reliance Industries Limited

Disclosure under regulation 8(3)

Sr No	Name	As on record date for dividend (for the year 2003)		As on record date for dividend (for the year 2002)		Changes, if any	
		No. of shares	%	No. of shares	%	No. of shares	%
		(a)	(b)	(c)	(d)	(a-c)	(b-d)
1	Sanchayita Mercantile Private Limited	3 42 59 091	2.45	3 42 59 091	2.45	0	0.00
2	Reliance Enterprises Limited	3 15 23 304	2.26	3 15 23 304	2.26	0	0.00
3	Florentine Trading Private Limited	2 61 15 560	1.87	2 61 15 560	1.87	0	0.00
4	Velocity Trading Private Limited	2 46 06 501	1.76	2 46 06 501	1.76	0	0.00
5	Madhuban Merchandise Private Limited	2 43 50 000	1.74	2 40 00 000	1.72	3 50 000	0.03
6	Ornate Traders Private Limited	1 95 67 290	1.40	1 95 67 444	1.40	- 154	0.00
7	Reliance Polyolefins Private Limited	1 90 90 909	1.37	1 90 90 909	1.37	0	0.00
8	Tresta Trading Private Limited	1 65 47 904	1.19	1 62 30 904	1.16	3 17 000	0.02
9	Yangste Trading Private Limited	1 62 30 869	1.16	1 62 30 869	1.16	0	0.00
10	Amur Trading Private Limited	1 65 10 300	1.18	1 62 30 300	1.16	2 80 000	0.02
11	Reliance Aromatics and Petrochemicals Pvt.Ltd	1 60 29 090	1.15	1 60 29 090	1.15	0	0.00
12	Reliance Energy and Project Development Pvt Ltd	1 60 29 090	1.15	1 60 29 090	1.15	0	0.00
13	Reliance Capital Limited	1 64 74 028	1.18	1 58 66 262	1.14	6 07 766	0.04
14	Reliance Chemicals Private Limited	1 45 68 372	1.04	1 45 68 372	1.04	0	0.00
15	Rashi Trading Company Private Limited	93 41 084	0.67	89 88 957	0.64	3 52 127	0.03
16	Dainty Investment & Leasings Private Limited	93 75 779	0.67	89 75 947	0.64	3 99 832	0.03
17	Saumya Finance & Leasing Company Private Limited	88 53 357	0.63	85 18 474	0.61	3 34 883	0.02
18	Fidelity Shares & Securities Private Limited	77 78 835	0.56	75 55 885	0.54	2 22 950	0.02
19	Riyaz Trading Private Limited	74 61 648	0.53	72 92 504	0.52	1 69 144	0.01
20	Rishiraj Merchandise Private Limited	26 57 916	0.19	25 63 524	0.18	94 392	0.01
21	Silvassa Hydrocarbons and Investments Private Limited	24 95 328	0.18	24 95 328	0.18	0	0.00
22	Aavaran Textiles Private Limited	25 12 134	0.18	24 69 124	0.18	43 010	0.00
23	Kudral Investment & Leasing (India) Private Limited	32 59 436	0.23	24 44 515	0.18	8 14 921	0.06
24	Jogiya Traders Private Limited	22 89 059	0.16	21 80 122	0.16	1 08 937	0.01
25	Pururava Traders Private Limited	23 43 670	0.17	21 08 440	0.15	2 35 230	0.02
26	Shangrila Investments & Trading Company Private Limited	21 69 827	0.16	20 62 334	0.15	1 07 493	0.01
27	Silkina Trading Private Limited	23 36 680	0.17	20 58 316	0.15	2 78 364	0.02
28	Gaiety Mercantile Private Limited	19 20 263	0.14	19 22 774	0.14	- 2 511	0.00
29	Sundale Merchandise Private Limited	19 30 903	0.14	19 22 265	0.14	8 638	0.00
30	Chaitanya Commercials Private Limited	19 30 303	0.14	19 20 607	0.14	9 696	0.00
31	Nirupama Traders Private Limited	19 36 163	0.14	19 20 263	0.14	15 900	0.00
32	Spellbound Trading Private Limited	18 72 868	0.13	18 72 018	0.13	850	0.00
33	Sumiran Investments Private Limited	19 04 703	0.14	18 59 903	0.13	44 800	0.00
34	Swarag Traders Private Limited	19 01 448	0.14	18 46 538	0.13	54 910	0.00
35	Pratiksha Finance & Leasing Company Private Limited	18 69 900	0.13	18 19 349	0.13	50 551	0.00
36	Swarna Traders Private Limited	17 60 813	0.13	17 62 171	0.13	- 1 358	0.00
37	Smruti Mercantile Private Limited	17 71 263	0.13	17 61 679	0.13	9 584	0.00
38	Hexagon Trading & Investments Private Limited	17 72 649	0.13	17 61 357	0.13	11 292	0.00
39	Devpriya Mercantile Private Limited	17 72 413	0.13	17 60 785	0.13	11 628	0.00
40	Bhagirath Traders Private Limited	18 06 063	0.13	17 60 331	0.13	45 732	0.00
41	Parasakthi Trading Company Private Limited	17 94 990	0.13	17 58 817	0.13	36 173	0.00
42	Niharika Synthetics Trading Private Limited	18 60 356	0.13	17 52 356	0.13	1 08 000	0.01
43	Avshesh Mercantile Private Limited	17 54 813	0.13	17 50 127	0.13	4 686	0.00
44	Innova Tradecom Private Limited	20 01 184	0.14	17 38 465	0.12	2 62 719	0.02
45	Vatayan Synthetics Private Limited	17 31 634	0.12	17 31 634	0.12	0	0.00
46	Sridivya Trading Private Limited	17 85 093	0.13	17 27 743	0.12	57 350	0.00
47	Rajkiran Synthetics Private Limited	17 58 478	0.13	17 02 252	0.12	56 226	0.00
48	Elite Mercantile Private Limited	19 09 543	0.14	16 93 643	0.12	2 15 900	0.02
49	Avada Trading Company Private Limited	16 47 597	0.12	16 18 597	0.12	29 000	0.00
50	Vanraj Merchandise Private Limited	16 10 063	0.12	16 03 399	0.11	6 664	0.00
51	Cube Investments Private Limited	16 08 726	0.12	16 02 001	0.11	6 725	0.00
52	Deep Mercantile Private Limited	16 09 163	0.12	16 01 675	0.11	7 488	0.00
53	Platinum Commercials Private Limited	16 07 313	0.12	16 01 121	0.11	6 192	0.00
54	Kalpavriksha Trading Private Limited	16 11 323	0.12	16 00 323	0.11	11 000	0.00
55	Ornamental Trading Enterprises Private Limited	15 85 463	0.11	15 78 490	0.11	6 973	0.00
56	Chandragupta Traders Private Limited	15 75 916	0.11	15 75 972	0.11	- 56	0.00
57	Radharaman Textiles Trading Private Limited	17 93 605	0.13	15 73 804	0.11	2 19 801	0.02
58	Rajniketan Traders Private Limited	17 22 214	0.12	15 45 364	0.11	1 76 850	0.01
59	Gaylord Investments & Trading Company Private Limited	19 28 965	0.14	15 36 992	0.11	3 91 973	0.03
60	Esteem Textiles Trading Private Limited	15 23 460	0.11	15 11 460	0.11	12 000	0.00
61	Srenik Traders Private Limited	15 10 254	0.11	14 49 390	0.10	60 864	0.00
62	Arundhali Traders Private Limited	14 48 956	0.10	14 41 056	0.10	7 900	0.00
63	Shrusti Trading Private Limited	14 40 203	0.10	14 40 831	0.10	- 628	0.00
64	Suprabhat Tradecom Private Limited	14 47 163	0.10	14 40 299	0.10	6 864	0.00
65	Khodiyar Trading & Investments Private Limited	14 40 063	0.10	14 40 123	0.10	- 60	0.00
66	Ascent Tradecom Private Limited	14 70 794	0.11	14 38 340	0.10	32 454	0.00
67	Kaveri Commercials Private Limited	15 31 182	0.11	14 34 308	0.10	96 874	0.01
68	Kunjvan Texfab Private Limited	14 04 506	0.10	13 88 606	0.10	15 900	0.00

Sr No	Name	As on record date for dividend (for the year 2003)		As on record date for dividend (for the year 2002)		Changes, if any	
		No. of shares	%	No. of shares	%	No. of shares	%
		(a)	(b)	(c)	(d)	(a-c)	(b-d)
69	Vasishtha Tradecom Private Limited	14 32 743	0.10	13 86 943	0.10	45 800	0.00
70	Orator Trading Enterprises Private Limited	14 85 605	0.11	13 65 605	0.10	1 20 000	0.01
71	Unicorn Trading Enterprises Private Limited	13 90 677	0.10	13 40 413	0.10	50 264	0.00
72	Revlon Trading Company Private Limited	13 79 109	0.10	13 34 439	0.10	44 670	0.00
73	Bloom Trading Private Limited	13 66 764	0.10	13 05 965	0.09	60 799	0.00
74	Lazor Syntex Private Limited	13 49 303	0.10	12 84 303	0.09	65 000	0.00
75	Anusudha Tradecom Private Limited	12 80 341	0.09	12 80 937	0.09	- 596	0.00
76	Vijeta Commercials Private Limited	12 87 300	0.09	12 80 832	0.09	6 468	0.00
77	Nirantar Merchandise Private Limited	12 87 263	0.09	12 80 543	0.09	6 720	0.00
78	Spark Tradecom Private Limited	12 80 063	0.09	12 80 273	0.09	- 210	0.00
79	Hansdhwani Trading Company Private Limited	12 90 565	0.09	12 64 374	0.09	26 191	0.00
80	Dadhichi Texfab Private Limited	12 94 511	0.09	12 42 747	0.09	51 764	0.00
81	Rhino Bags Private Limited	12 38 812	0.09	12 37 459	0.09	1 353	0.00
82	Cyril Traders Private Limited	12 39 964	0.09	12 29 445	0.09	10 519	0.00
83	Adviliya Fabrics Private Limited	12 40 856	0.09	12 01 906	0.09	38 950	0.00
84	Reliance Welfare Association	11 70 734	0.08	11 70 734	0.08	0	0.00
85	Ranjana Traders Private Limited	11 69 075	0.08	11 62 055	0.08	7 020	0.00
86	Eminent Commercials Private Limited	11 34 563	0.08	11 22 659	0.08	11 904	0.00
87	Antariksh Commercials Private Limited	11 27 463	0.08	11 20 583	0.08	6 880	0.00
88	Kinnari Merchandise Private Limited	11 27 081	0.08	11 20 194	0.08	6 887	0.00
89	Shiny Leasing & Holdings Private Limited	11 01 048	0.08	10 95 306	0.08	5 742	0.00
90	Indra-dham Traders Private Limited	11 28 033	0.08	10 95 141	0.08	32 892	0.00
91	Reliance Exports Private Limited(Formerly Vimal Fabrics Limited)	10 87 240	0.08	10 87 240	0.08	0	0.00
92	Capable Commercials Private Limited	10 96 746	0.08	10 62 200	0.08	34 546	0.00
93	Vicraze Investments & Trading Company Private Limited	10 07 518	0.07	10 00 868	0.07	6 650	0.00
94	Aakrush Investments & Leasing Private Limited	10 01 810	0.07	9 93 714	0.07	8 096	0.00
95	Kanakdhara Traders Private Limited	10 18 749	0.07	9 89 767	0.07	28 982	0.00
96	Antarang Traders Private Limited	9 60 609	0.07	9 61 287	0.07	- 678	0.00
97	Prasiddhi Trading Private Limited	9 60 713	0.07	9 61 149	0.07	- 436	0.00
98	Neelam Mercantile Private Limited	9 60 459	0.07	9 60 751	0.07	- 292	0.00
99	Guruvas Textiles Private Limited	12 01 705	0.09	9 06 705	0.06	2 95 000	0.02
100	Lavanya Holdings & Trading Private Limited	8 60 313	0.06	8 60 603	0.06	- 290	0.00
101	Shital Texturising Private Limited	8 57 788	0.06	8 57 068	0.06	720	0.00
102	Akshar Traders Private Limited	8 59 535	0.06	8 51 735	0.06	7 800	0.00
103	Anuchit Traders Private Limited	8 62 293	0.06	8 34 384	0.06	27 909	0.00
104	Charishma Investments Private Limited	8 07 209	0.06	8 00 751	0.06	6 458	0.00
105	Panchtirth Trading Private Limited	8 07 483	0.06	8 00 699	[illegible]	6 784	0.00
106	Biraaj Textiles Trading Private Limited	7 84 364	0.06	7 84 552	0.06	- 188	0.00
107	Sugam Texturising Private Limited	6 53 231	0.05	6 53 231	0.05	0	0.00
108	Shruti Traders Private Limited	6 26 376	0.04	6 24 606	0.04	1 770	0.00
109	Chikki Fertilizers Trading & Agencies Private Limited	5 99 663	0.04	5 80 244	0.04	19 419	0.00
110	Avron Trading Private Limited	5 69 554	0.04	5 69 572	0.04	- 18	0.00
111	Navketan Commercials Private Limited	5 50 029	0.04	5 49 994	0.04	35	0.00
112	Akshya Textiles Trading & Agencies Private Limited	5 32 746	0.04	5 17 018	0.04	15 728	0.00
113	Bindi Chemicals Agencies & Trading Private Limited	4 80 944	0.03	4 80 944	0.03	0	0.00
114	Adbhut Trading Company Private Limited	7 89 464	0.06	4 20 368	0.03	3 69 096	0.03
115	Prolab Synthetics & Detergents Private Limited	3 12 500	0.02	3 12 500	0.02	0	0.00
116	Vita Investment & Trading Company Private Limited	3 08 395	0.02	3 08 395	0.02	0	0.00
117	Classic Merchant Bankers Private Limited	2 92 265	0.02	2 92 260	0.02	5	0.00
118	Lordwest Investments & Trading Company Private Limited	2 80 652	0.02	2 80 652	0.02	0	0.00
119	Maxwell Dyes & Chemicals Private Limited	2 33 900	0.02	2 32 649	0.02	1 251	0.00
120	Tejasvi Trading Company Private Limited	2 30 663	0.02	2 30 663	0.02	0	0.00
121	Auspicious Investments Private Limited	1 99 989	0.01	1 93 013	0.01	6 976	0.00
122	Proline Investments Private Limited	1 65 783	0.01	1 51 783	0.01	14 000	0.00
123	Sameep Trading Private Limited	1 30 823	0.01	1 30 850	0.01	- 27	0.00
124	Lazor Detergents Private Limited	1 18 400	0.01	1 18 400	0.01	0	0.00
125	Reliance Industrial Infrastructure Limited	86 000	0.01	86 000	0.01	0	0.00
126	Yashasvi Holdings Private Limited	93 773	0.01	76 773	0.01	17 000	0.00
127	Pratik Holdings & Trading Private Limited	36 842	0.00	37 022	0.00	- 180	0.00
128	Rajtilak Holdings & Trading Private Limited	32 109	0.00	32 127	0.00	- 18	0.00
129	Creditable Investments Private Limited	9 692	0.00	9 692	0.00	0	0.00
130	Darshan Securities Private Limited	8 000	0.00	8 000	0.00	0	0.00
131	Sihasan Holdings & Trading Private Limited	6 963	0.00	6 990	0.00	- 27	0.00
132	Pritika Traders Private Limited	0	0.00	2 064	0.00	- 2 064	0.00
	Total --->	47 53 24 996	34.04	46 70 50 533	33.45	82 74 463	0.59

ANNEXURE 11 a

04 JAN -5 PM 7:21

(11)

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 463 1851, Fax : 463 1069

February 5, 2003

The Secretary
The Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Secretarial Audit of Listed Companies**

Please refer to SEBI Circular No.D&CC/CIR-16/2002 dated 31st December, 2002, wherein SEBI has advised that all the listed companies shall subject themselves to a secretarial audit to be undertaken by a qualified Chartered Accountant or a Company Secretary in practice, for the purposes of reconciliation of the total admitted capital with both the depositories and the total issued and listed capital.

We forward herewith an Audit Report from M/s. Haribhakti & Co., Chartered Accountants, Mumbai, certifying the admitted capital with both the depositories, total issued capital and the listed capital for the quarter ended 31st December, 2002, in compliance with the above circular issued by SEBI. This Audit Report was placed before the Board of Directors of the Company at its meeting held on 31st January, 2003.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

SURENDRA PIPARA
AUTHORISED SIGNATORY

THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE:........ TIME:.......

Encl : a/a

c.c. : The Secretary
The Stock Exchange,
Ahmedabad, Bangalore, Calcutta, Chennai,
Cochin, Kanpur, New Delhi, Pune
National Stock Exchange

National Securities Depository Ltd.
Central Depository Services (India) Ltd.
OTC Exchange of India

HARIBHAKTI & CO. CHARTERED ACCOUNTANTS

42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 2287 1099 VBH - 2287 1806 ● FAX : 2285 6237
19-21, BOMBAY MUTUAL CHAMBERS, AMBALAL DOSHI MARG, MUMBAI - 400 001. ✆ : 2265 3601 (DIRECT) 2262 6345 ● FAX : 2265 6260
E-MAIL : hbnakti@vsnl.com ● Website : www.haribhaktigroup.com

Ref.No.MS-147/H-860/BB

To,
The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai – 400 020

CERTIFICATE

Company Registration Number	:	11 - 19786
ISIN Number - Equity	:	INE002A01018
Authorised Capital - Equity	:	1,200,000,000 Equity shares of Rs.10 each.
Authorised Capital – Preferece	:	100,000,000 Preference Shares of Rs. 100 each

We have examined the Register of Members, beneficiary details furnished by the Depositories and other records/documents maintained by **M/s. Reliance Industries Ltd.,** (hereinafter referred to as 'the Company') and its Registrars and Share Transfer Agents, M/s. Karvy Consultants Limited, for issuing Certificate, in accordance with Circular D&CC/FITTC/CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify, in respect of the quarter ended December 31, 2002 that :

(i) the aggregate number of equity shares of the Company held in National Securities Depository Services Ltd.(NSDL), Central Depository Services (India) Ltd. (CDSL) and in physical form **tally with** the total number of issued/paid up, listed and admitted capital as on December 31, 2002 as per details given in **Table A** below :-

TABLE A

(Number of shares)

	As on 1st October, 2002	As on 31st December, 2002
(i) Issued/Paid up capital	1,053,757,027	1,396,377,536
(ii) Paid up capital		
(a) NSDL	925,140,061	1,234,596,058
(b) CDSL	4,014,336	7,630,042
(c) Physical	124,602,630	154,141,436
TOTAL (a+b+c)	1,053,757,027	1,396,377,536
(iii) Listed Capital (By the Stock Exchanges) Note 1	1,053,757,027	1,396,377,536
(iv) Admitted Capital (By the Depositories)	1,053,757,027	1,396,377,536

Note 1 : As per listing certificates of The Stock Exchange, Mumbai, Bangalore Stock Exchange Ltd., The Stock Exchange Ahmedabad.

(b) The details of changes in share capital during the quarter ended December 31, 2002 are as per Table B below :-

Table B

Sr. No.	Particulars	Number of Shares	Listed/delisted on stock exchanges	Admitted by NSDL	Admitted By CDSL
	Increase :-				
1.	Rights Issue	Nil	Nil	Nil	Nil
2.	Bonus Issue	Nil	Nil	Nil	Nil
3.	Preferential Issue	Nil	Nil	Nil	Nil
4.	Initial Public Offer	Nil	Nil	Nil	Nil
5.	Reissue of forefeited shares	Nil	Nil	Nil	Nil
6.	Employee Stock Option exercised	Nil	Nil	Nil	Nil
7.	Amalgamation / Scheme of Arrangement	342,620,509	342,620,509	342,620,509	342,620,509
8.	Conversion of Loans / Debentures	Nil	Nil	Nil	Nil
9.	Any other (to specify)	Nil	Nil	Nil	Nil
	Decrease :-				
10.	Buy-back	Nil	Nil	Nil	Nil
11.	Capital Reduction.	Nil	Nil	Nil	Nil
12.	Forfeiture	Nil	Nil	Nil	Nil
13.	Amalgamation/ Scheme of Arrangement	Nil	Nil	Nil	Nil
14.	Any other (to specify)	Nil	Nil	Nil	Nil
	Net Increase	342,620,509	342,620,509	342,620,509	342,620,509

(c) The company has obtained in-principle approval for listing of 342620509 number of shares, being the further issue of shares, as stated in Table B above, from all the Stock Exchanges where the securities of the Company are listed.

(d) The Register of Members is updated.

(e) as on the date of this certificate, there are no cases of demat requests received during the quarter ended 31st December 2002 pending for confirmation beyond 21 days except 4745 shares given in **Annexure "A"**.

FOR HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS

Place : Mumbai.
Date : 30th January, 2003.

BHUPENDRA BANGARI
PARTNER
M. No.: 42320

ANNEXURE "A"

RELIANCE INDUSTRIES LIMITED

LIST OF DRNs/RRNs PENDING FOR MORE THAN 21 DAYS AS ON QUARTER ENDED 31ST DECEMBER, 2002.

Sr.No	DP ID	DRN/ RRN	Client ID	Client Name	No. of Shares	Elec. Date	Remarks
1	IN301151	710771	12085441	Rasiklal Chunilal Shah	100	29.11.02	Non-receipt of physical share certificates
2	IN301039	310632	24025281	Bhikhalal Z. Parmar	40	29.11.02	Non-receipt of physical share certificates
3	IN300484	550876	10961390	Mahendra Lakhotia	200	29.11.02	Non-receipt of physical share certificates
4	IN300484	550875	10961390	Mahendra Lakhotia	400	29.11.02	Non-receipt of physical share certificates
5	IN300484	550874	10961390	Mahendra Lakhotia	100	29.11.02	Non-receipt of physical share certificates
6	IN300476	300652	10017077	Bhupendra P. Shah	50	29.11.02	Non-receipt of physical share certificates
7	IN302558	3872	10010502	Lakshmi Nagendra Buddana	60	30.11.02	Non-receipt of physical share certificates
8	IN301549	619215	15038991	Surender Lal Arya	120	02.12.02	Non-receipt of physical share certificates
9	IN301127	728861	16381732	Rekha Jain	50	02.12.02	Non-receipt of physical share certificates
10	IN300837	62690	60054176	Asit Kumar Banerjee	300	02.12.02	Non-receipt of physical share certificates
11	IN300484	551067	10984217	Jayantilal Shethia	60	02.12.02	Non-receipt of physical share certificates
12	IN300484	551066	10984217	Jayantilal Shethia	110	02.12.02	Non-receipt of physical share certificates
13	IN300206	337058	10304467	Prem Chawla	99	02.12.02	Non-receipt of physical share certificates
[illegible]	IN301926	39670	30068944	K. Giriprasad	50	03.12.02	Non-receipt of physical share certificates
15	IN301127	729329	16219940	Mr. Trishla Jain	36	03.12.02	Non-receipt of physical share certificates
16	IN300100	823252	12012230	Devachandbhai Purshotamdas Thakker	8	03.12.02	Non-receipt of physical share certificates
7	IN301549	619922	17284086	Nitin Natwarlal Shah	10	04.12.02	Non-receipt of physical share certificates
3	IN301151	711327	13261379	Prithviraj Saremal Kothari	730	04.12.02	Non-receipt of physical share certificates
)	IN301135	248241	26238304	Gurudatta Kodgi	60	04.12.02	Non-receipt of physical share certificates
	IN300126	1028076	10398846	Dhananjay Vishnu Kulkarni	10	04.12.02	Non-receipt of physical share certificates

ANNEXURE -A (Cont...)

RELIANCE INDUSTRIES LIMITED

Sr.No	DP ID	DRN/ RRN	Client ID	Client Name	No. of Shares	Elec. Date	Remarks
21	IN301926	40098	30077527	B. M. Neelamma	40	05.12.02	Non-receipt of physic share certificates
22	IN301127	729663	15160465	Radha Arya	63	05.12.02	Non-receipt of physic share certificates
23	IN301063	8308	10028408	Manjit Singh Kohli	45	05.12.02	Non-receipt of physic share certificates
24	IN301022	464588	20435288	Aduru Sivakumar	2	05.12.02	Non-receipt of physic share certificates
25	IN301022	464564	10066495	Chanumolu Surya Prakasa Rao	17	05.12.02	Non-receipt of physic share certificates
26	IN300888	1213525	13818388	Manish Arya	127	05.12.02	Non-receipt of physic share certificates
27	IN300888	1213524	13854566	Mansingh Arya	127	05.12.02	Non-receipt of physic share certificates
28	IN300888	1213492	14800989	Mahendra Saran	9	05.12.02	Non-receipt of physic share certificates
29	IN301758	14272	10044756	Meganath Narayana	18	06.12.02	Non-receipt of physic share certificates
30	IN300888	1214146	13197634	Satyanarayn Sharma	31	06.12.02	Non-receipt of physic share certificates
31	IN300829	465362	10868473	Palekar Vaman Chintaman	350	06.12.02	Non-receipt of physic share certificates
32	IN300749	204851	10258432	Denis Ignatius Sequeira	18	06.12.02	Non-receipt of physic share certificates
[illegible]	IN300484	552087	10963250	Bhag Singh	10	06.12.02	Non-receipt of physic share certificates
[illegible]	IN300183	1272967	10127492	Ritu Hasija	18	06.12.02	Non-receipt of physic share certificates
35	IN300183	1272953	11072014	Dilip Damji Shah	9	06.12.02	Non-receipt of physic share certificates
36	IN300100	823987	11669678	Vasumati H Seth	88	06.12.02	Non-receipt of physic share certificates
7	IN301276	199406	10528981	Sharmil Bharat Bhow	10	07.12.02	Non-receipt of physic share certificates
8	IN301186	24822	20043759	Satish Chander Khanna	50	07.12.02	Non-receipt of physic share certificates
9	IN302679	98124	30485130	Vasanti Dilip Shah	90	09.12.02	Non-receipt of physic share certificates
[illegible]	IN301127	730780	16400859	Rajeshwar Prasad	9	09.12.02	Non-receipt of physic share certificates
[illegible]	IN301127	730511	15478413	Madhav Agrawal	9	09.12.02	Non-receipt of physic share certificates

HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS

ANNEXURE -A (Cont...)

RELIANCE INDUSTRIES LIMITED

Sr.No	DP-ID	DRN/ RRN	Client ID	Client Name	No. of Shares	Elec. Date	Remarks
42	IN300829	465459	10572522	Vora Jitendra	36	09.12.02	Non-receipt of physic share certificates
43	IN300484	552387	10887685	Ruchir M Desai	200	09.12.02	Non-receipt of physic share certificates
44	IN300280	226257	10290910	Mutha Milan Dileep	100	09.12.02	Non-receipt of physic share certificates
45	IN300118	311575	10355728	Rameshwari Devi	18	09.12.02	Non-receipt of physic share certificates
46	IN300118	311571	10517568	Balwant Kaur Katyal	27	09.12.02	Non-receipt of physic share certificates
47	IN300118	311562	10106641	Manish Jain	36	09.12.02	Non-receipt of physic share certificates
48	IN300118	311560	10357025	Sanjay Tripathi	9	09.12.02	Non-receipt of physic share certificates
49	IN300118	311547	10013598	Praveen Jain	27	09.12.02	Non-receipt of physic share certificates
50	IN302092	2286	10004584	Niamat Devi Vasdev	30	10.12.02	Non-receipt of physic share certificates
51	IN302092	2285	10004584	Niamat Devi Vasdev	10	10.12.02	Non-receipt of physic share certificates
52	IN301557	96772	20459155	Renuka Mehrotra	18	10.12.02	Non-receipt of physic share certificates
53	IN301330	475970	17907539	Vijay Kumar Agarwal	45	10.12.02	Non-receipt of physic share certificates
54	IN301127	731381	16349554	Mohan Pundalik Bramhankar	18	10.12.02	Non-receipt of physic share certificates
55	IN301127	731353	16384575	Lakshmi Narain Gupta	45	10.12.02	Non-receipt of physic share certificates
56	IN301127	731351	16401626	Yogesh Kumar Tiwari	18	10.12.02	Non-receipt of physic share certificates
57	IN301127	731345	15384302	Govind Singh Chandel	9	10.12.02	Non-receipt of physic share certificates
58	IN301127	731344	15143448	Mrs.Sudha Lakhera	9	10.12.02	Non-receipt of physic share certificates
59	IN301047	15506	30041553	Emilia G. Nazareth	300	10.12.02	Non-receipt of physic share certificates
60	IN300888	1214664	14595135	Chandrakala Inderchand Jain	1	10.12.02	Non-receipt of physic share certificates
61	IN300749	204954	10063319	Suvarna Jayant Shah	38	10.12.02	Non-receipt of physic share certificates
62	IN300505	174601	10059471	Dilip Chandulal Solanki	18	10.12.02	Non-receipt of physic share certificates
				Total	4745		

ANNEXURE II b

04 JAN -5 AM 7:21

Reliance
Industries Limited
Old ICI Godown, Fosbery Road, Reay Road Station (E), Mumbai-400 033
Tel.: 5663 1851, Fax: 5663 1069

April 23, 2003

The Secretary
The Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Re: **Secretarial Audit of Listed Companies**

Please refer to SEBI Circular No.D&CC/CIR-16/2002 dated 31st December, 2002, wherein SEBI has advised that all the listed companies shall subject themselves to a secretarial audit to be undertaken by a qualified Chartered Accountant or a Company Secretary in practice, for the purposes of reconciliation of the total admitted capital with both the depositories and the total issued and listed capital.

We forward herewith an Audit Report from M/s. Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the depositories, total issued capital and the listed capital for the quarter ended 31st March, 2003, in compliance with the above circular issued by SEBI. This Audit Report was placed before the Board of Directors of the Company at its meeting held on 23rd April, 2003.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

K. Sethuraman
Vice President - Corporate Secretarial

Enc: a/a

C.c: The Secretary
The Stock Exchange,
Ahmedabad, Bangalore, Calcutta, Chennai,
Cochin, Kanpur, New Delhi, Pune

National Stock Exchange
National Securities Depository Ltd.
Central Depository Services (India) Ltd.
OTC Exchange of India

dayal and lohia
chartered accountants

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai – 400 021

CERTIFICATE

Company Registration Number	: 11 - 19786
ISIN Number	: INE002A01018
Authorised Capital – Equity	: 2,500,000,000 Equity shares of Rs.10/- each
Authorised Capital – Preference	: 500,000,000 Preference shares of Rs.10/- each

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as 'the Company') and its Registrars and Share Transfer Agents, M/s. Karvy Consultants Limited, for issuing Certificate, in accordance with Circular D&CC/ FITTC/CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify in respect of the quarter ended March 31, 2003 that :

(a) the aggregate number of equity shares of the Company held in National Securities Depository Services Ltd.(NSDL), Central Depository Services Ltd. (CDSL) and in physical form tally with the total number of issued/paid up, listed and admitted capital as on March 31, 2003 as per details given in **Table A** below :-

TABLE A

(Number of shares)

	As on 1st January, 2003	As on 31st March, 2003
(i) Issued capital	1396377536	1396377536
(ii) Paid up capital		
(a) NSDL	1234596058	1252852851
(b) CDSL	7630042	6304054
(c) Physical	154151436	137220631
TOTAL (a+b+c) →	**1396377536**	**1396377536**
(iii) Listed Capital **Note 1** (By the Stock Exchanges)	1396377536	1396377536
(iv) Admitted Capital (By the Depositories)	1396377536	1396377536

Note 1: As per listing certificates of The Stock Exchange, Mumbai, Bangalore Stock Exchange Ltd., The Stock Exchange Ahmedabad.

sawant chambers, 2nd floor, 134, modi street, off p.m. road, fort, mumbai – 400 001.
phones : 22690690 – 22692265 • fax : 91-22-22699931 • e-mail : contact@dayalandlohia.com

(b) The details of changes in share capital during the quarter ended March 31, 2003 are as per **Table B** below :-

TABLE B

Sr No	Particulars	Number of Shares	Listed / delisted on stock exchanges	Admitted by NSDL	Admitted by CDSL
1.	Rights Issue	N. A.	N. A.	N. A.	N. A.
2.	Bonus Issue	N. A.	N. A.	N. A.	N. A.
3.	Preferential Issue	N. A.	N. A.	N. A.	N. A.
4.	Initial Public Offer	N. A.	N. A.	N. A.	N. A.
5.	Buy-back	N. A.	N. A.	N. A.	N. A.
6.	Capital reduction	N. A.	N. A.	N. A.	N. A.
7.	Amalgamation / Scheme of Arrangement	N. A.	N. A.	N. A.	N. A.
8.	Forfeiture of shares	N. A.	N. A.	N. A.	N. A.
9.	Reissue of forfeited shares	N. A.	N. A.	N. A.	N. A.
10.	Any other (to specify)	N. A.	N. A.	N. A.	N. A.

(c) The Register of Members is updated;

(d) The dematerialisation requests received during the quarter, have been confirmed within 21 days from the date of request, except for **70922** shares for reasons set out in **Annexure "A"**.

(e) As on the quarter ended 31st March, 2003 there are no cases of demat requests received during the quarter ended 31st March, 2003 pending for confirmation beyond 21 days except **2692** shares given in **Annexure "B"**.

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No.: 31626

Place : Mumbai
Date : 10 April,2003

dayal and lohia
chartered accountants

ANNEXURE "A"

Reliance Industries Limited			
Summary of DRNs Confirmed after 21 days during the quarter ended 31st March, 2003			
Slno	*No. of DRNs*	*No. of Shares*	*Remarks*
1	17	1402	Delay in receipt of DRF alongwith Option letter. Hence delay in confirmation.
2	2	90	Delay in receipt of Physical DRF & Share Certificates from DP & Transposition cum Demat.
3	15	632	Delay in receipt of Physical DRF & Share Certificates from DP.
4	2	7700	Delay in receipt of Power of Attorney
5	167	59642	Non-receipt of Physical DRF & Share Certificates from DP.
6	2	103	Stop Transfer Case
7	27	1353	Transposition cum Demat
Total	232	70922	

Kamanwala chambers, 1nd floor, office nos. 6 & 7, sir p.m. road, fort, mumbai – 400 001.
phones : (91-22)56372969-70 • fax : 91-22-5637 2949 • e-mail : contact@dayalandlohia.com

dayal and lohia
chartered accountants

ANNEXURE "B"

Reliance Industries Limited
List of DRNs Pending for more than 21 Days as of 31/03/2003

Sino	DPID	DRN	Client Id	Name	Shares	Elec Date	Days	Phy Recd. Date	Conf. Date	Remarks
CDSL										
1	12019111	662285	1393	Satyanarana Kotta	50	09-Mar-03	23	-	-	Non - receipt of Physical DRF & Certificates from DP
2	12019111	662287	406	Anjana Goyal	45	09-Mar-03	23	-	-	Non - receipt of Physical DRF & Certificates from DP
3	13020805	662865	22138	Jagdish Chander	19	10-Mar-03	22	27-Mar-03	03-Apr-03	Delay in receipt of Physical DRF & Certificates from DP.
4	16010100	660551	103015	Gajanan Pandurang Prabhu	88	07-Mar-03	25	-	-	Non - receipt of Physical DRF & Certificates from DP
5	16010100	660552	103015	Gajanan Pandurang Prabhu	100	07-Mar-03	25	-	-	Non - receipt of Physical DRF & Certificates from DP
				Total - A	302					
NSDL										
1	IN300046	175834	10120358	Bajranglal Pareek	99	03-Mar-03	29	-	-	Non - receipt of Physical DRF & Certificates from DP
2	IN300046	176105	10169890	Jitendra A Shah	18	10-Mar-03	22	14-Mar-03	-	DRF alongwith option letter received after 30 days from the date of option letter (1st Feb, 2003)
3	IN300079	27185	10032382	Seema S. Desai	196	04-Mar-03	28		-	Non - receipt of Physical DRF & Certificates from DP
4	IN300100	845609	11164672	Rohinton Homi Jamshedji	58	05-Mar-03	27	06-Mar-03	-	DRF alongwith option letter received after 30 days from the date of option letter (28th Jan, 2003)
5	IN300100	845866	10202307	Sharad Hansaria	60	06-Mar-03	26	06-Mar-03	-	DRF alongwith option letter received after 30 days from the date of option letter (31st Jan, 2003)
6	IN300118	321037	10223290	Deo Brat Gupta	18	10-Mar-03	22	21-Mar-03	-	DRF alongwith option letter received after 30 days from the date of option letter (21st Feb, 2003)
7	IN300183	1299492	12864506	John Mohd	45	01-Mar-03	31	04-Mar-03	-	DRF alongwith option letter received after 30 days from the date of option letter (23rd Jan, 2003)
8	IN300206	344015	10241861	Jitendra Nath Goel	27	03-Mar-03	29		-	Non - receipt of Physical DRF & Certificates from DP
9	IN300280	231162	10409979	Anvay Dhananjay Bendre	20	06-Mar-03	26	10-Mar-03	-	DRF alongwith option letter received after 30 days from the date of option letter (4th Feb, 2003)
10	IN300343	210771	10027816	Ajita Shah	136	04-Mar-03	28		-	Non - receipt of Physical DRF & Certificates from DP
11	IN300343	210824	10117587	Prakash M. Soni	25	05-Mar-03	27	07-Mar-03	-	DRF alongwith option letter received after 30 days from the date of option letter (23rd Jan, 2003)
12	IN300343	211092	10039351	Shantaben N. Jayswal	63	08-Mar-03	24	13-Mar-03	-	DRF alongwith option letter received after 30 days from the date of option letter (5th Feb, 2003)
13	IN300450	558554	11105005	Savita Srivastava	27	05-Mar-03	27	07-Mar-03	-	DRF alongwith option letter received after 30 days from the date of option letter (18th Jan, 2003)
14	IN300450	558768	11192787	Aruna Rameshchandra Parikh	52	06-Mar-03	26	07-Mar-03	-	DRF alongwith option letter received after 30 days from the date of option letter (28th Jan, 2003)
15	IN300484	569010	10363619	Kavita Hemrajani	42	10-Mar-03	22	27-Mar-03	04-Apr-03	Delay in receipt of Physical DRF & Certificates from DP.
16	IN300484	569211	10001912	Ajay Kumar Agarwal	9	11-Mar-03	21		-	Non - receipt of Physical DRF & Certificates from DP.
17	IN300484	569342	11001033	R Narayanamurthy	3	11-Mar-03	21	27-Mar-03	04-Apr-03	Delay in receipt of Physical DRF & Certificates from DP.
18	IN300556	73473	10004407	Rajiv Agarwal	18	07-Mar-03	25		-	Non - receipt of Physical DRF & Certificates from DP
19	IN300749	210460	10208610	Nita Mahesh Shah	41	03-Mar-03	29		-	Non - receipt of Physical DRF & Certificates from DP
20	IN300829	475818	10860430	Alur Raghavendra Madhurao	16	04-Mar-03	28	07-Mar-03	-	DRF alongwith option letter received after 30 days from the date of option letter (29th Jan, 2003)
21	IN300829	476015	10415770	Hodarkar Shankar	9	06-Mar-03	26	07-Mar-03	-	DRF alongwith option letter received after 30 days from the date of option letter (20th Jan, 2003)
22	IN300829	476374	10166309	Tawde Vaishli Vinod	27	11-Mar-03	21	13-Mar-03	-	DRF alongwith option letter received after 30 days from the date of option letter (6th Feb, 2003)
23	IN300845	233196	10377332	Kiritben Chandrakant Modi	9	11-Mar-03	21	12-Mar-03	-	DRF alongwith option letter received after 30 days from the date of option letter (7th Feb, 2003)
24	IN300888	1232950	13022647	Bharat B Kothary	127	03-Mar-03	29	01-Mar-03	-	DRF alongwith option letter received after 30 days from the date of option letter (23rd Jan, 2003)
25	IN300982	107672	10194774	Minal Nimesh Shah	60	06-Mar-03	26	10-Mar-03	-	DRF alongwith option letter received after 30 days from the date of option letter (5th Feb, 2003)
26	IN301039	318181	24094167	Nilesh Pranshanker Joshi	45	03-Mar-03	29	04-Mar-03	-	DRF alongwith option letter received after 30 days from the date of option letter (27th Jan, 2003)
27	IN301127	762351	15675392	Monis Zia (Shimmi)	9	04-Mar-03	28	13-Mar-03	-	DRF alongwith option letter received after 30 days from the date of option letter (4th Feb, 2003)
28	IN301127	762369	16185979	Mihir Kumar Dey	18	04-Mar-03	28	13-Mar-03	-	DRF alongwith option letter received after 30 days from the date of option letter (7th Feb, 2003)
29	IN301127	762637	10410008	Baidyanath Singh	36	05-Mar-03	27	13-Mar-03	-	DRF alongwith option letter received after 30 days from the date of option letter (5th Feb, 2003)

Kamanwala chambers, 1nd floor, office nos. 6 & 7, sir p.m. road, fort, mumbai - 400 001.
phones : (91-22)56372969-70 • fax : 91-22-5637 2949 • e-mail : contact@dayalandlohia.com

dayal and lohia

chartered accountants

ANNEXURE "B"

Reliance Industries Limited

List of DRNs Pending for more than 21 Days as of 31/03/2003

Slno	DPID	DRN	Client Id	Name	Shares	Elec Date	Days	Phy Recd. Date	Conf. Date	Remarks
30	IN301127	763842	15133262	Punam Anand	54	06-Mar-03	26	13-Mar-03	-	DRF alongwith option letter received after 30 days from the date of option letter (7th Feb. 2003)
31	IN301127	764757	15411144	Vijay Chandra Tripathi	18	10-Mar-03	22		-	Non - receipt of Physical DRF & Certificates from DP
32	IN301143	73426	10088195	Anup Rajdev	9	10-Mar-03	22		-	Non - receipt of Physical DRF & Certificates from DP
33	IN301143	73427	10088195	Anup Rajdev	9	10-Mar-03	22		-	Non - receipt of Physical DRF & Certificates from DP
34	IN301143	73446	10198715	Varinder Kumar Jain	38	10-Mar-03	22		-	Non - receipt of Physical DRF & Certificates from DP
35	IN301143	73465	10110936	Ashwani Kumar	9	10-Mar-03	22		-	Non - receipt of Physical DRF & Certificates from DP
36	IN301143	73468	10112932	Sangeeta	50	10-Mar-03	22		-	Non - receipt of Physical DRF & Certificates from DP
37	IN301143	73480	10197118	Bal Krishan Puri	45	10-Mar-03	22		-	Non - receipt of Physical DRF & Certificates from DP
38	IN301143	73481	10074673	Jai Chand Kapoor	9	10-Mar-03	22		-	Non - receipt of Physical DRF & Certificates from DP
39	IN301143	73494	10186030	Satinder Pasan	18	10-Mar-03	22		-	Non - receipt of Physical DRF & Certificates from DP
40	IN301143	73557	10196287	Subash Chander Malik	34	10-Mar-03	22		-	Non - receipt of Physical DRF & Certificates from DP
41	IN301143	73561	10098806	Sandeep Kumar	9	10-Mar-03	22		-	Non - receipt of Physical DRF & Certificates from DP
42	IN301143	73578	10198545	Poonam Garg	50	10-Mar-03	22		-	Non - receipt of Physical DRF & Certificates from DP
43	IN301143	73579	10187387	Shanti Devi	36	10-Mar-03	22		-	Non - receipt of Physical DRF & Certificates from DP
44	IN301143	73583	10163802	Ajay Jindal	18	10-Mar-03	22		-	Non - receipt of Physical DRF & Certificates from DP
45	IN301143	73584	10075627	Sunil Kumar	45	10-Mar-03	22		-	Non - receipt of Physical DRF & Certificates from DP
46	IN301143	73600	10026764	Seema Sarin	9	10-Mar-03	22		-	Non - receipt of Physical DRF & Certificates from DP
47	IN301143	73621	10196710	Har Parkash Narain	28	10-Mar-03	22		-	Non - receipt of Physical DRF & Certificates from DP
48	IN301143	73623	10115499	Manoj Kumar Mangla	27	10-Mar-03	22		-	Non - receipt of Physical DRF & Certificates from DP
49	IN301225	50531	10064656	Surinder Singh Dhillon	144	07-Mar-03	25	07-Mar-03	-	DRF received alongwith option letter dated 26th Feb, 2003. Second Holder signature required on the DRF. Hence, transferred share certificates in physical form to be despatched to the client.
50	IN301321	155998	10222133	Modi Manjulaben Hiralal	28	07-Mar-03	25	11-Mar-03	-	DRF received alongwith option letter dated 24th Feb, 2003. Signature on the DRF does not match with that of the specimen recorded with the company. Hence, transferred share certificates in physical form to be despatched to the client.
51	IN301330	485367	17859596	Asit Gupta	9	10-Mar-03	22	15-Mar-03	-	DRF received along with option letter dated 18th Feb, 2003. DRN has been generated in wrong client id. Hence, transferred share certificates in physical form to be despatched to the client.
52	IN301557	108762	20320546	Arun Kumar Singh	18	03-Mar-03	29		-	Non - receipt of Physical DRF & Certificates from DP
53	IN301557	109535	10403172	Yogendra Maheshwari	27	07-Mar-03	25		-	Non - receipt of Physical DRF & Certificates from DP
	IN301557	109664	20458618	Ajai Kumar Saxena	20	08-Mar-03	24		-	Non - receipt of Physical DRF & Certificates from DP
55	IN301557	109871	10156929	Shashi Kanta Batra	11	11-Mar-03	21		-	Non - receipt of Physical DRF & Certificates from DP
56	IN301926	46188	30089999	Pushpa Obhrai	266	07-Mar-03	25		-	Non - receipt of Physical DRF & Certificates from DP
57	IN301983	3765	10003102	Rameshwar Soni	9	07-Mar-03	25	10-Mar-03	-	DRF received along with option letter dated 14th Feb, 2003. DRN has been generated in wrong client id. Hence, transferred share certificates in physical form to be despatched to the client.
58	IN302381	9002	10093080	Amit Jagdishbhai Ka. Patel	8	03-Mar-03	29	10-Mar-03	-	DRF received alongwith option letter dated 21st Feb. 2003. Holder's signature not available on the DRF. Hence, transferred share certificates in physical form to be despatched to the client.
59	IN302461	11947	10032138	Bharat Rameshchandra Bhavsar.	20	10-Mar-03	22	13-Mar-03	-	DRF alongwith option letter received after 30 days from the date of option letter (30th Jan, 2003)
				Total - B	2390					
				Grand Total - A+B	2692					

Kamanwala chambers, 1nd floor, office nos. 6 & 7, sir p.m. road, fort, mumbai – 400 001.
phones : (91-22)56372969-70 • fax : 91-22-5637 2949 • e-mail : contact@dayalandlohia.com

ANNEXURE II C.

04 JAN -5 7:21

Reliance Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 5663 1841/5663 1851 Fax : 5663 1069

July 29, 2003

The Secretary
The Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Dear Sir,

Re: Secretarial Audit of Listed Companies

Please refer to SEBI Circular No.D&CC/CIR-16/2002 dated 31st December, 2002, wherein SEBI has advised that all the listed companies shall subject themselves to a secretarial audit to be undertaken by a qualified Chartered Accountant or a Company Secretary in practice, for the purposes of reconciliation of the total admitted capital with both the depositories and the total issued and listed capital.

We forward herewith a certificate issued by M/s. Dayal & Lohia, Chartered Accountants, Mumbai, in compliance with the above circular.

This Certificate will be placed before the Board of Directors of the Company at its meeting on July 31, 2003.

Thanking you,

Yours faithfully,
For **Reliance Industries Ltd.**

THE STOCK EXCHANGE MUMBAI INWARD SECTION CONTENTS NOT VERIFIED DATE: TIME:

K. Sethuraman
Vice President
Corporate Secretarial

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Calcutta,
Chennai, Cochin, Kanpur
New Delhi, Pune,

National Stock Exchange,] Mumbai
National Securities Depository Ltd.,]
Central Depository Services (India) Ltd.,]

dayal and lohia

chartered accountants

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai – 400 021

CERTIFICATE

Company Registration Number	: 11 - 19786
ISIN Number	: INE002A01018
Authorised Capital – Equity	: 2,500,000,000 Equity shares of Rs.10/- each
Authorised Capital – Preference	: 500,000,000 Preference shares of Rs.10/- each

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as 'the Company') and its Registrars and Share Transfer Agents, M/s. Karvy Consultants Limited, for issuing Certificate, in accordance with Circular D&CC/ FITTC/CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify in respect of the quarter ended June 30, 2003 that :

(a) the aggregate number of equity shares of the Company held in National Securities Depository Ltd.(NSDL), Central Depository Services (India) Ltd. (CDSL) and in physical form tally with the total number of issued/paid up, listed and admitted capital as on June 30, 2003 as per details given in **Table A** below :-

TABLE A

(Number of shares)

	As on 31st March, 2003	As on 30th June, 2003
(i) Issued capital	1396377536	1396377536
(ii) Paid up capital		
(a) NSDL	1252852851	1171290640
(b) CDSL	6304054	90803476
(c) Physical	137220631	134283420
TOTAL (a+b+c) →	1396377536	1396377536
(iii) Listed Capital (By the Stock Exchanges)	1396377536*	1396377536*
(iv) Admitted Capital (By the Depositories)	1396377536	1396377536

* As per listing certificates of The Stock Exchange, Mumbai, Bangalore Stock Exchange Ltd., The Stock Exchange Ahmedabad.

(b) The details of changes in share capital during the quarter ended June 30, 2003 are as per **Table B** below :-

TABLE B

Sr No	Particulars	Number of Shares	Listed / delisted on stock exchanges	Admitted by NSDL	Admitted by CDSL
	Increase :-				
1.	Rights Issue	Nil	Nil	Nil	Nil
2.	Bonus Issue	Nil	Nil	Nil	Nil
3.	Preferential Issue	Nil	Nil	Nil	Nil
4.	Initial Public Offer	Nil	Nil	Nil	Nil
5.	Reissue of forfeited shares	Nil	Nil	Nil	Nil
6.	Employee Stock Option exercised	Nil	Nil	Nil	Nil
7.	Amalgamation / Scheme of Arrangement	Nil	Nil	Nil	Nil
8.	Conversion of Loans / Debentures	Nil	Nil	Nil	Nil
9.	Any other (to specify)	Nil	Nil	Nil	Nil
	Decrease :-				
10.	Buy-back	Nil	Nil	Nil	Nil
11.	Capital reduction	Nil	Nil	Nil	Nil
12.	Forfeiture	Nil	Nil	Nil	Nil
13.	Amalgamation / Scheme of Arrangement	Nil	Nil	Nil	Nil
14.	Any other (to specify)	Nil	Nil	Nil	Nil
	Net Increase /Decrease	Nil	Nil	Nil	Nil

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

(c) The Register of Members is updated;

(d) The dematerialisation requests received during the quarter, have been confirmed within 21 days from the date of request, except for **41268** shares for reasons set out in **Annexure "A"**.

(e) As on the quarter ended 30th June, 2003 there are no cases of demat requests received during the quarter ended 30th June, 2003 pending for confirmation beyond 21 days except **3890** shares given in **Annexure "B"**.

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No.: 31626

DAYAL AND LOHIA ★ MUMBAI ★ CHARTERED ACCOUNTANTS

Place : Mumbai

Date : July 19, 2003

ANNEXURE "A"

Reliance Industries Limited

Summary of DRNs Confirmed after 21 days during the quarter ended 30th June, 2003

Slno	No. of DRNs	No. of Shares	Remarks
1	157	10206	Delay in process due to book closure.
2	101	5553	Delay in receipt of Physical DRF & Share Certificates from DP.
3	345	25197	Non-receipt of Physical DRF & Share Certificates from DP.
4	8	312	Transposition cum demat
Total	611	41268	

Note :
- Sl. No. 1 : There are no DRNs confirmed after 30 days.
- Sl. No. 2 : There are 26 DRNs for 1355 shares confirmed after 30 days, since Physical DRFs / Certs received after 24 days.
- Sl. No. 3 : There are 133 DRNs for 9417 shares rejected after 30 days.
- Sl. No. 4 : There are no DRNs confirmed after 30 days.

DAYAL AND LOHIA * CHARTERED ACCOUNTANTS * MUMBAI

ANNEXURE "B"

Reliance Industries Limited

List of DRNs Pending for more than 21 Days as of 30/06/2003

Slno	DPID	DRN	Client Id	Name	Shares	Elec Date	Days	Phy Recd. Date	Conf. Date	Remarks
1	IN300484	580614	11030553	Anit Saklecha	27	02-Jun-03	28	10-Jun-03	05-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
2	IN301233	42257	10014095	Sankalchand Jesangdas Patel	45	02-Jun-03	28	09-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
3	IN301740	18943	10029734	Surendra Sharma	5	02-Jun-03	28	10-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
4	IN300175	109983	10236644	Subburaman. S	25	02-Jun-03	28	07-Jun-03	-	DRF alongwith option letter received after 30 days from the date of option letter (24th April, 2003). Hence physical share certificates despatched to the client.
5	IN301557	118272	20505219	Navin Chandra Srivastava	18	02-Jun-03	28	10-Jun-03	-	DRF alongwith option letter received after 30 days from the date of option letter (2nd May, 2003). Hence physical share certificates despatched to the client.
6	IN300020	747437	10278172	A K Verma	18	02-Jun-03	28	11-Jun-03	-	DRF alongwith option letter received after 30 days from the date of option letter (7th May, 2003). Hence physical share certificates despatched to the client.
7	IN300765	62915	10099277	Pankaj Katare	18	02-Jun-03	28	12-Jun-03	-	DRF alongwith option letter received after 30 days from the date of option letter (7th May, 2003). Hence physical share certificates despatched to the client.
8	IN301670	4679	10013504	Sushila Goyal	220	02-Jun-03	28	-	-	Non - receipt of Physical DRF & Certificates from DP
9	IN301670	4692	10013352	D. D. Narang	100	03-Jun-03	27	-	-	Non - receipt of Physical DRF & Certificates from DP
10	IN302767	1838	30005468	Mamta Gupta	9	03-Jun-03	27	-	-	Non - receipt of Physical DRF & Certificates from DP
11	IN300394	864681	11779828	M Venkata Narasaiah	135	04-Jun-03	26	-	-	Confirmed in another DRN 858119
12	IN301557	118758	20493512	Krishna Kumar	18	04-Jun-03	26	12-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.

DAYAL AND LOHIA * CHARTERED ACCOUNTANTS * MUMBAI

ANNEXURE "B"

Reliance Industries Limited

List of DRNs Pending for more than 21 Days as of 30/06/2003

Slno	DPID	DRN	Client Id	Name	Shares	Elec Date	Days	Phy Recd. Date	Conf. Date	Remarks
13	IN301557	118760	20237021	Kamran Siddiqui	18	04-Jun-03	26	12-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
14	IN301645	14987	10020968	Ruchi Ashvinkumar Shah	6	04-Jun-03	26	10-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
15	IN300118	328000	10001451	Sunil Kumar Gupta	9	04-Jun-03	26	16-Jun-03	02-Jul-03	Delay in receipt of Physical DRF & Share Certificates from DP.
16	IN301645	15039	10032132	Ushaben Hasmukhlal Shah	132	04-Jun-03	26	21-Jun-03	02-Jul-03	Delay in receipt of Physical DRF & Share Certificates from DP.
17	IN301645	15041	10027402	Patel Sharadabahen Manubhai	18	04-Jun-03	26	21-Jun-03	05-Jul-03	Delay in receipt of Physical DRF & Share Certificates from DP.
18	IN300095	446852	10061273	Rahul Raisurana	40	04-Jun-03	26	05-Jun-03	-	DRF alongwith option letter received after 30 days from the date of option letter (10th April, 2003). Hence physical share certificates despatched to the client.
19	IN301557	118693	20037306	Ravi Kant Arya	18	04-Jun-03	26	12-Jun-03	-	DRF alongwith option letter received after 30 days from the date of option letter (2nd May, 2003). Hence physical share certificates despatched to the client.
20	IN300476	346455	40479423	Wadgaonkar Sudhanwa Upendra	120	04-Jun-03	26	06-Jun-03	-	DRF alongwith option letter received after 30 days from the date of option letter (30th April, 2003). Hence physical share certificates despatched to the client.
21	IN301022	485088	20190636	Danyam Raju Satya Sai	9	05-Jun-03	25	09-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
22	IN301022	485257	20493762	T V S K Durga Devi	56	05-Jun-03	25	09-Jun-03	05-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
23	IN301160	114892	30097397	Durga Devi Bajaj	36	05-Jun-03	25	16-Jun-03	05-Jul-03	Delay in receipt of Physical DRF & Share Certificates from DP.
24	IN300484	581295	10268183	Sunita Singh	9	05-Jun-03	25	16-Jun-03	02-Jul-03	Delay in receipt of Physical DRF & Share Certificates from DP.
25	IN300505	181778	10255093	Ponkshe Ramchandra Govind	20	05-Jun-03	25	16-Jun-03	02-Jul-03	Delay in receipt of Physical DRF & Share Certificates from DP.

ANNEXURE "B"

Reliance Industries Limited

List of DRNs Pending for more than 21 Days as of 30/06/2003

Slno	DPID	DRN	Client Id	Name	Shares	Elec Date	Days	Phy Recd. Date	Conf. Date	Remarks
26	IN300046	178152	10060272	Pankaj Kumar Lalit Kumar Ajmera	100	05-Jun-03	25	09-Jun-03	-	DRF alongwith option letter received after 30 days from the date of option letter (2nd May, 2003). Hence physical share certificates despatched to the client.
27	IN301127	787959	16186264	Devna N Vyas	8	05-Jun-03	25	06-Jun-03	-	DRF received alongwith option letter generated in wrong client's name. Hence physical share certificates despatched to the
28	IN300484	581343	10966223	Gauri Shankar Gaur	90	05-Jun-03	25	-	-	Non - receipt of Physical DRF & Certificates from DP
29	IN300685	100478	10381165	Kamala Devi Agarwal	133	05-Jun-03	25	-	-	Non - receipt of Physical DRF & Certificates from DP
30	IN301127	788659	15578268	Sangeeta Agarwal	72	05-Jun-03	25	-	-	Non - receipt of Physical DRF & Certificates from DP
31	IN301127	788671	15941306	K H Mahajan	36	05-Jun-03	25	-	-	Non - receipt of Physical DRF & Certificates from DP
32	IN301313	288965	20329816	Meenakshi Rm	45	05-Jun-03	25	-	-	Non - receipt of Physical DRF & Certificates from DP
33	IN302025	24036	34071845	Rajesh Kumar Jaiswal	9	05-Jun-03	25	-	-	Non - receipt of Physical DRF & Certificates from DP
34	IN300183	1319632	10630817	Krishna Baldia	36	06-Jun-03	24	09-Jun-03	05-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
35	IN300476	347864	10028903	Sarabhai Jhaveri	75	06-Jun-03	24	09-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
36	IN300484	581651	10719079	Mehul Mangubhai Kevat	18	06-Jun-03	24	13-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
37	IN300556	75453	10136089	Naresh Kumar	18	06-Jun-03	24	11-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
38	IN300749	214962	10071167	Hansa Ashok Yakil	19	06-Jun-03	24	10-Jun-03	05-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
39	IN300888	1246585	14829180	Rajkumar Shantilal Shah	9	06-Jun-03	24	09-Jun-03	05-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.

DALAL AND SHAH * MUMBAI * CHARTERED ACCOUNTANTS

Reliance Industries Limited

List of DRNs Pending for more than 21 Days as of 30/06/2003

Slno	DPID	DRN	Client Id	Name	Shares	Elec Date	Days	Phy Recd. Date	Conf. Date	Remarks
40	IN301127	788998	16513317	Vijay Awal	20	06-Jun-03	24	09-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
41	IN301151	733438	13174628	Vasantiben Kantilal Panchal	45	06-Jun-03	24	09-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
42	IN301549	660650	15562744	Asha Rajesh Mehta	180	06-Jun-03	24	09-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
43	IN301549	660659	16177943	Dhananjay Narendra Sheth	198	06-Jun-03	24	09-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
44	IN301549	660951	17152336	Chandan Keshavji Pasad	157	06-Jun-03	24	09-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
45	IN301991	24756	10028261	Devendra Shantilal Shah	27	06-Jun-03	24	12-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
46	IN300118	328474	10065767	Anil Srivastav	9	06-Jun-03	24	17-Jun-03	02-Jul-03	Delay in receipt of Physical DRF & Share Certificates from DP.
47	IN300118	328487	10531494	Ritu Goyal	18	06-Jun-03	24	17-Jun-03	02-Jul-03	Delay in receipt of Physical DRF & Share Certificates from DP.
48	IN301557	119214	20506498	Ram Krishna Dubey	45	06-Jun-03	24	17-Jun-03	02-Jul-03	Delay in receipt of Physical DRF & Share Certificates from DP.
49	IN301557	119278	20201562	D P Mookherjee	63	06-Jun-03	24	17-Jun-03	02-Jul-03	Delay in receipt of Physical DRF & Share Certificates from DP.
50	IN300974	158444	10008121	Shah Shashikant Chunilal	88	06-Jun-03	24	09-Jun-03	-	DRF alongwith option letter received after 30 days from the date of option letter (19th April, 2003). Hence physical share certificates despatched to the client.
51	IN302700	6527	20006754	Vishal Agarwal	90	06-Jun-03	24	09-Jun-03	-	DRF alongwith option letter received after 30 days from the date of option letter (28th April, 2003). Hence physical share certificates despatched to the client.

ANNEXURE "B"

Reliance Industries Limited

List of DRNs Pending for more than 21 Days as of 30/06/2003

Slno	DPID	DRN	Client Id	Name	Shares	Elec Date	Days	Phy Recd. Date	Conf. Date	Remarks
52	IN300724	43406	10055666	Ruchika Gupta	18	06-Jun-03	24	10-Jun-03	-	DRF alongwith option letter received after 30 days from the date of option letter (3rd May, 2003). Hence physical share certificates despatched to the client.
53	IN300079	28118	10028528	Akanksha A. Borikar	18	06-Jun-03	24	12-Jun-03	-	DRF alongwith option letter received after 30 days from the date of option letter (7th May, 2003). Hence physical share certificates despatched to the client.
54	IN300724	43432	10000789	Narendra Kumar Johar	47	06-Jun-03	24	10-Jun-03	-	DRF received alongwith option letter dated 27th May, 2003 generated in wrong client's name. Hence physical share certificates despatched to the client.
55	IN300394	865706	11756192	Goyal Capital Services (India) Private L	115	06-Jun-03	24	-	-	Non - receipt of Physical DRF & Certificates from DP
56	IN301135	260014	26044380	Sanjay Udani	18	06-Jun-03	24	-	-	Non - receipt of Physical DRF & Certificates from DP
57	IN300118	328582	10463943	Smt Usha Parpyani	24	07-Jun-03	23	17-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
58	IN300118	328701	10308385	Rohit Jain	9	07-Jun-03	23	17-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
59	IN300183	1319906	11618725	Sumitra Verma	45	07-Jun-03	23	10-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
60	IN300183	1319910	12375480	Dinesh Kumar Gupta	9	07-Jun-03	23	10-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
61	IN300484	581796	10206344	Maria Elida D'Souza	63	07-Jun-03	23	10-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
62	IN300829	482921	10546703	Shah Manish Manubhai	10	07-Jun-03	23	10-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
63	IN300888	1246724	14586606	Maheshchandra S Mittal	18	07-Jun-03	23	11-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.

DALAL AND ... MUMBAI ... CHARTERED ACCOUNTANTS

ANNEXURE "B"

Reliance Industries Limited

List of DRNs Pending for more than 21 Days as of 30/06/2003

Slno	DPID	DRN	Client Id	Name	Shares	Elec.Date	Days	Phy Recd. Date	Conf. Date	Remarks
64	IN300982	110987	10030573	Hiranmay Jaydevprasad Pandya	42	07-Jun-03	23	13-Jun-03	05-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
65	IN301127	789356	16326784	Udairaj Singh Baghel	9	07-Jun-03	23	09-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
66	IN301127	789475	16521134	Harbans Singh Kohli	18	07-Jun-03	23	09-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
67	IN301276	209005	30056388	Gita Vipulbhai Shah	36	07-Jun-03	23	09-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
68	IN301330	491804	17844804	Sushila Jain	18	07-Jun-03	23	11-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
69	IN302599	5497	10016947	Pallavi R. Patel	80	07-Jun-03	23	12-Jun-03	05-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
70	IN302599	5530	10019764	Ravindra Budhalal Shah	63	07-Jun-03	23	12-Jun-03	02-Jul-03	Delay in process due to transfer cum demat certificate printing process, since option letter received at the end of the option period.
71	IN302293	5663	10014029	Ratilal Mangaldas Patel	40	07-Jun-03	23	24-Jun-03	03-Jul-03	Delay in receipt of Physical DRF & Share Certificates from DP.
72	IN300982	110952	10158608	Dipak Shankerlal Shah	27	07-Jun-03	23	13-Jun-03	-	DRF alongwith option letter received after 30 days from the date of option letter (30th April, 2003). Hence physical share certificates despatched to the client.
73	IN301209	26617	10052252	Tripta Gautam	40	07-Jun-03	23	09-Jun-03	-	DRF alongwith option letter received after 30 days from the date of option letter (30th April, 2003). Hence physical share certificates despatched to the client.
74	IN301653	10968	10024959	Urmila Kapoor	18	07-Jun-03	23	11-Jun-03	-	DRF alongwith option letter received after 30 days from the date of option letter (7th May, 2003). Hence physical share certificates despatched to the client.

AND LOHIA MUMBAI CHARTERED ACCOUNTANTS

ANNEXURE "B"

Reliance Industries Limited

List of DRNs Pending for more than 21 Days as of 30/06/2003

Slno	DPID	DRN	Client Id	Name	Shares	Elec Date	Days	Phy Recd. Date	Conf. Date	Remarks
75	IN300548	67971	10024986	Maniar Chandravadan J	20	07-Jun-03	23	10-Jun-03	-	DRF alongwith option letter received after 30 days from the date of option letter (8th May, 2003). Hence physical share certificates despatched to the client.
76	IN302381	9603	20009930	Madhuben Ramniklal Contractor	20	07-Jun-03	23	09-Jun-03	-	DRF received alongwith option letter dated 26th May, 2003 generated in wrong client's name. Hence physical share certificates despatched to the client.
77	IN300677	37981	10041046	Numero Uno Enterprises Ltd.	100	07-Jun-03	23	10-Jun-03	-	DRF received alongwith option letter generated in wrong client's name. Hence physical share certificates despatched to the
78	IN300888	1246765	14944306	Nilima Choudhary	90	07-Jun-03	23	16-Jun-03	-	DRF received alongwith option letter generated in wrong client's name. Hence physical share certificates despatched to the
79	IN300685	100512	10224057	Ranjit Chib	10	07-Jun-03	23	-	-	Non - receipt of Physical DRF & Certificates from DP
80	IN300853	48315	10021145	Santanu Bose	128	07-Jun-03	23	-	-	Non - receipt of Physical DRF & Certificates from DP
				Total	3890					

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

October 16, 2003

The Secretary
The Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn.: Mr Chirag Sodawaterwalla
DCS – Listing

Dear Sir,

Scrip Code: **500325**
Sub: **Secretarial Audit of Listed Companies**

Please refer to SEBI Circular No.D&CC/CIR-16/2002 dated 31st December, 2002, wherein SEBI has advised that all the listed companies shall subject themselves to a secretarial audit to be undertaken by a qualified Chartered Accountant or a Company Secretary in practice, for the purposes of reconciliation of the total admitted capital with both the depositories and the total issued and listed capital.

We forward herewith Secretarial Audit Report, in the new format, from M/s. Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the depositories, total issued capital and the listed capital for the quarter ended 30th September, 2003, in compliance with the above circular issued by SEBI. This Secretarial Audit Report was placed before the Board of Directors of the Company at its meeting held on 16th October, 2003.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Surendra Pipara
Jt. Company Secretary

Encl: a/a

Copy to: The Secretary, Stock Exchange,
Ahmedabad, Calcutta, Chennai, Cochin, New Delhi

National Stock Exchange, Mumbai

dayal and lohia
chartered accountants

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as the Company') and its Registrars and Share Transfer Agents, M/s. Karvy Consultants Limited, for Issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based *on such verification as considered necessary, we hereby certify the following:*

1	For Quarter Ended	September 30, 2003
2	ISIN	INE002A01018
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Industries Limited
	Registered Office Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
6	Correspondence Address	Fosbery Road, Off. Reay Road Station (East), Mumbai-400033
7	Telephone & Fax Nos.	Tel No: 022 - 30411820 Fax No : 022 - 30411069
8	Email address	investor_relations@ril.com

DAYAL AND LOHIA MUMBAI CHARTERED ACCOUNTANTS

Kamanwala chambers, 1st floor, office nos.6&7, sir p.m. road, fort, mumbai - 400 001.
Phones: (91-22)5637 2969-70 fax: 91-22-5637 2949 e-mail: contact@dayalandlohia.com

9 Names of the Stock Exchanges where the company's securities are

1. The Stock Exchange, Mumbai 2. National Stock Exchange of India Limited, Mumbai 3. The Stock Exchange, Ahmedabad 4. The Calcutta Stock Exchange Association Limited, Kolkata 5. The Delhi Stock Exchange Association Limited, Delhi 6. Madras Stock Exchange Limited 7. The Uttar Pradesh Stock Exchange Association Limited, Kanpur 8. Pune Stock Exchange Limited, Pune 9. Cochin Stock Exchange Limited, Cochin

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	139 63 77 536	100.00
11	Listed Capital (Exchange - wise) *(as per company records)*	139 63 77 536	100.00
12	Held in dematerialised form in CDSL	9 08 91 439	06.51
13	Held in dematerialised form in NSDL	117 94 15 048	84.46
14	Physical	12 60 71 049	09.03
15	Total No. of Shares (12+13+14)	139 63 77 536	

16 Reasons for difference if any, between (10&11), (10&15), (11&15) : NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

DAYAL AND LOHIA * MUMBAI * CHARTERED ACCOUNTANTS

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	110	5 877	Delay in demat confirmation / rejection since DRFs lodged alongwith request for transposition
	895	58 087	Delay in receipt of Physical DRF & Share Certificates from DP
	979	63 630	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**1 984**	**1 27 594**	
Pending for more than 21 days	260	16 689	Non - receipt of Physical DRF & Share Certificates from DP
Total	**260**	**16 689**	

22 Name. Telephone & Fax No. of the Compliance Officer of the Co.

Shri. Surendra Pipara
Tel No : 022 - 30411820
Fax No : 022 - 30411069

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Dayal & Lohia
Chartered Accountants
Kamanwala Chambers, 1st Floor,
Office No. 6 & 7, Sir. P M Road, Fort,
Mumbai - 400 001
Tel No: 022 - 56372969 - 2970
Fax No: 022 - 56372949
Name & Regn. No. of the partner :
Shri Anil Lohia - 31626

24 Appointment of common agency for share registry work | if yes (name & address) | Karvy Consultants Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad - 500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

DAYAL AND LOHIA MUMBAI CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No.:31626

Place: Mumbai
Date : 13.10.03

ANNEXURE 12 a

04 JAN -5 AM 7:21

(12)

Reliance Industries Limited

"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 - 70 Fax: 022-491-6112

April 14, 2001

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Compliance with Clause 49 of the Listing Agreement**

In terms of the Clause 49 of the Listing Agreement, we are attaching current status on Corporate Governance.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi and Pune

THE STOCK EXCHANGE
MUMBAI
CONTENTS NOT VERIFIED
DATE TIME

Reliance
Industries Limited

"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mills Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phone : 491 8461-70 Fax : 022-495 1276

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE FOR THE QUARTER ENDING ON MARCH 31ST, 2001

PARTICULARS	CLAUSE OF LISTING AGREEMENT	COMPLIANCE	REMARKS
1	2	3	4
Board of Directors	49 I	YES	
Audit Committee	49 II	YES	
Shareholders/ Investors Grievance Committee	49 VI (C)	YES	
Remuneration of Directors	49 III	YES	
Board Procedures	49 IV	YES	
Management	49 V	YES	
Shareholders	49 VII	YES	
Report on Corporate Governance	49 VII	YES	

The Board of Directors
Reliance Industries Limited
Mumbai

Sub: Compliance Certificate on Corporate Governance.

We have reviewed implementation of Corporate Governance procedure set by Reliance Industries Limited ("The Company") for the year ended 31st March, 2001 with the relevant records and documents maintained by the Company and furnished to us for our review.

Based on [illegible]ification and information and explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement with Stock Exchanges.

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated: 30th April, 2001

ANNEXURE 12 b

a/c.

Reliance Industries Limited

"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 - 70 Fax: 022-491-6112

July 9, 2001

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

THE STOCK EXCHANGE MUMBAI
CONTENTS NOT VERIFIED
DATE 16-7 TIME 4-25

Dear Sir,

Sub : **Compliance with Clause 49 of the Listing Agreement**

In terms of the Clause 49 of the Listing Agreement, we are attaching current status on Corporate Governance.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange

Reliance
Industries Limited
"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 - 70 Fax: 022-491-6112

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE FOR THE QUARTER ENDED ON 30TH JUNE, 2001

PARTICULARS	CLAUSE OF LISTING AGREEMENT	COMPLIANCE	REMARKS
1	2	3	4
Board of Directors	49 I	YES	
Audit Committee	49 II	YES	
Shareholders/ Investors Grievance Committee	49 VI (C)	YES	
Remuneration of Directors	49 III	YES	
Board Procedures	49 IV	YES	
Management	49 V	YES	
Shareholders	49 VII	YES	
Report on Corporate Governance	49 VII	YES	

ANNEXURE 12 C

Reliance
Industries Limited

"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 - 70 Fax: 022-491-6112

12 (c)

October 15, 2001

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Compliance with Clause 49 of the Listing Agreement**

In terms of the Clause 49 of the Listing Agreement, we are attaching current status on Corporate Governance.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange
Luxembourg Stock Exchange

N S E I L
15 OCT 2001
Contents not verified

Reliance
Industries Limited

"Chitrakoot", 'C' & 'D' Block, Second Floor, Shree Ram Mills Compound, Ganpatrao Kadam Marg, Worli, Mumbai - 400 013.
Phone : 491 8461-70 Fax : 022-491 6112

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE FOR THE QUARTER ENDED ON 30TH SEPTEMBER, 2001

PARTICULARS	CLAUSE OF LISTING AGREEMENT	COMPLIANCE	REMARKS
1	2	3	4
Board of Directors	49 I	YES	-
Audit Committee	49 II	YES	The Committee has been duly constituted. The Committee on an ongoing basis reviews during the year the terms of reference specified by the Board.
Shareholders/ Investors Grievance Committee	49 VI (C)	YES	The Committee meets periodically and looks into investors' grievances.
Remuneration of Directors	49 III	YES	-
Board Procedures	49 IV	YES	Compliances are met / shall be met on a continuous basis.
Management	49 V	YES	Management Discussion and Analysis Report for the year ended 30th March 2001 already furnished in the last year's annual report and for the current financial year it will be complied with in the annual report.
Shareholders	49 VI	YES	-
Report on Corporate Governance	49 VII	YES	For the current financial year it will be complied with in the annual report.

ANNEXURE 12 d

Reliance
Industries Limited

"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 - 70 Fax: 022-491-6112

January 15, 2002

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Compliance with Clause 49 of the Listing Agreement**

In terms of the Clause 49 of the Listing Agreement, we are attaching current status on Corporate Governance.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange
Luxembourg Stock Exchange

Reliance
Industries Limited

"Chitrakoot", 'C' & 'D' Block, Ground Floor, Shree Ram Mill's Compound, Ganpatrao Kadam Marg, Worli, Mumbai-400 013
Phones: 491 8461 - 70 Fax: 022-491-6112

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE FOR THE QUARTER ENDED ON 31ST DECEMBER, 2001

PARTICULARS	CLAUSE OF LISTING AGREEMENT	COMPLIANCE	REMARKS
1	2	3	4
Board of Directors	49 I	YES	-
Audit Committee	49 II	YES	The Committee has been duly constituted. The Committee on an ongoing basis reviews during the year the terms of reference specified by the Board.
Shareholders/ Investors Grievance Committee	49 VI (C)	YES	The Committee meets periodically and looks into investors' grievances.
Remuneration of Directors	49 III	YES	-
Board Procedures	49 IV	YES	Compliances are met / shall be met on a continuous basis.
Management	49 V	YES	Management Discussion and Analysis Report for the year ended 30th March 2001 already furnished in the last year's annual report and for the current financial year it will be complied with in the annual report.
Shareholders	49 VI	YES	-
Report on Corporate Governance	49 VII	YES	For the current financial year it will be complied with in the annual report.

04 JAN -5 AM 7:21

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033
Tel. : 463 1851, Fax : 463 1069

April 8, 2002

The Secretary
The Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Compliance with Clause 49 of the Listing Agreement**

In terms of the Clause 49 of the Listing Agreement, we are attaching current status on Corporate Governance.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange

Reliance
Industries Limited
Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033
Tel. : 463 1851, Fax : 463 1069

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE
FOR THE QUARTER ENDED ON 31ST MARCH, 2002

PARTICULARS	CLAUSE OF LISTING AGREEMENT	COMPLIANCE	REMARKS
1	2	3	4
Board of Directors	49 I	YES	-
Audit Committee	49 II	YES	The Committee has been duly constituted.. The Committee on an ongoing basis reviews during the year the terms of reference specified by the Board.
Shareholders/ Investors Grievance Committee	49 VI (C)	YES	The Committee meets periodically and looks into investors' grievances.
Remuneration of Directors	49 III	YES	-
Board Procedures	49 IV	YES	Compliances are met / shall be met on a continuous basis.
Management	49 V	YES	Management Discussion and Analysis Report for the year ended 31st March 2001 already furnished in the last year's annual report and for the current financial year it will be complied with in the annual report.
Shareholders	49 VI	YES	-
Report on Corporate Governance	49 VII	YES	For the current financial year it will be complied with in the annual report.

Rshah

ANNEXURE 12-F

S/c

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 463 1851, Fax : 463 1069

July 9, 2002

The Secretary
The Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Compliance with Clause 49 of the Listing Agreement**

In terms of the Clause 49 of the Listing Agreement, we are attaching current status on Corporate Governance.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

THE STOCK EXCHANGE
MUMBAI
CONTENTS NOT VERIFIED
DATE 12-7-02 TIME 5-10 P.M.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange

Reliance
Industries Limited
Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 463 1851, Fax : 463 1069

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE
FOR THE QUARTER ENDED ON 30TH JUNE, 2002

PARTICULARS	CLAUSE OF LISTING AGREEMENT	COMPLIANCE	REMARKS
1	2	3	4
Board of Directors	49 I	YES	-
Audit Committee	49 II	YES	The Committee has been duly constituted. The Committee on an ongoing basis reviews during the year the terms of reference specified by the Board.
Shareholders/ Investors Grievance Committee	49 VI (C)	YES	The Committee meets periodically and looks into investors' grievances.
Remuneration of Directors	49 III	YES	-
Board Procedures	49 IV	YES	Compliances are met / shall be met on a continuous basis.
Management	49 V	YES	Management Discussion and Analysis Report for the year ended 31st March 2001 already furnished in the last year's annual report and for the current financial year it will be complied with in the annual report.
Shareholders	49 VI	YES	-
Report on Corporate Governance	49 VII	YES	For the current financial year it will be complied with in the annual report.

ANNEXURE 12 g

04 JAN -5 7:21

Reliance
Industries Limited

Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel.: 463 1851, Fax: 463 1069

October 11, 2002

THE STOCK EXCHANGE
INWARD SECTION
CONTENTS NOT VERIFIED

The Secretary
The Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : Compliance with Clause 49 of the Listing Agreement

In terms of the Clause 49 of the Listing Agreement, we are attaching current status on Corporate Governance for the quarter ended 30th September, 2002.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange

Reliance
Industries Limited
Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 463 1851, Fax : 463 1069

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE
FOR THE QUARTER ENDED ON 30TH SEPTEMBER, 2002

PARTICULARS	CLAUSE OF LISTING AGREEMENT	COMPLIANCE	REMARKS
1	2	3	4
Board of Directors	49 I	YES	-
Audit Committee	49 II	YES	The Committee has been duly constituted. The Committee on an ongoing basis reviews during the year the terms of reference specified by the Board.
Shareholders/ Investors Grievance Committee	49 VI (C)	YES	The Committee meets periodically and looks into investors' grievances.
Remuneration of Directors	49 III	YES	-
Board Procedures	49 IV	YES	Compliances are met / shall be met on a continuous basis.
Management	49 V	YES	Management Discussion and Analysis Report for the year ended 31st March, 2002 already furnished in the annual report for the financial year 2001-2002 and for the current financial year it will be complied with in the annual report.
Shareholders	49 VI	YES	-
Report on Corporate Governance	49 VII	YES	Report on Corporate Governance for the year ended 31st March, 2002 already furnished in the annual report for the financial year 2001-2002 and for the current financial year it will be complied with in the annual report.

Reliance
Industries Limitec
Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033
Tel. : 463 1851, Fax : 463 1069

12 (h)

January 13, 2003

The Secretary
The Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Compliance with Clause 49 of the Listing Agreement**

In terms of the Clause 49 of the Listing Agreement, we are attaching current status on Corporate Governance for the quarter ended 31st December, 2002.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange
Luxembourg Stock Exchange

Reliance
Industries Limite[illegible]
Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 03[illegible]
Tel. : 463 1851, Fax : 463 106[illegible]

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE FOR THE QUARTER ENDED ON 31ST DECEMBER, 2002

PARTICULARS	CLAUSE OF LISTING AGREEMENT	COMPLIANCE	REMARKS
1	2	3	4
Board of Directors	49 I	YES	-
Audit Committee	49 II	YES	The Committee has been duly constituted. The Committee on an ongoing basis reviews during the year the terms of reference specified by the Board.
Shareholders/ Investors Grievance Committee	49 VI (C)	YES	The Committee meets periodically and looks into investors' grievances.
Remuneration of Directors	49 III	YES	-
Board Procedures	49 IV	YES	Compliances are met / shall be met on a continuous basis.
Management	49 V	YES	Management Discussion and Analysis Report for the current financial year will be complied with in the annual report.
Shareholders	49 VI	YES	-
Report on Corporate Governance	49 VII	YES	For the current financial year it will be complied with in the annual report.

0/c

Reliance
Industries Limited
Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 5663 1841/ 5663 1851 Fax : 5663 1069

April 14, 2003

The Secretary
The Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Compliance with Clause 49 of the Listing Agreement**

In terms of the Clause 49 of the Listing Agreement, we are attaching current status on Corporate Governance for the quarter ended 31st March, 2003.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange
Luxembourg Stock Exchange

NSEIL
15 APR 2003
Contents not Verified

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE
FOR THE QUARTER ENDED ON 31ST MARCH, 2003

PARTICULARS	CLAUSE OF LISTING AGREEMENT	COMPLIANCE	REMARKS
1	2	3	4
Board of Directors	49 I	YES	-
Audit Committee	49 II	YES	The Committee has been duly constituted. The Committee on an ongoing basis reviews during the year the terms of reference specified by the Board.
Shareholders/ Investors Grievance Committee	49 VI (C)	YES	The Committee meets periodically and looks into investors' grievances.
Remuneration of Directors	49 III	YES	-
Board Procedures	49 IV	YES	Compliances are met / shall be met on a continuous basis.
Management	49 V	YES	Management Discussion and Analysis Report for the current financial year will be complied with in the annual report.
Shareholders	49 VI	YES	-
Report on Corporate Governance	49 VII	YES	For the current financial year it will be complied with in the annual report.

O/c

Reliance
Industries Limited
Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel.: 5663 1841/ 5663 1851 Fax: 5663 1069

July 11, 2003

The Secretary
The Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Compliance with Clause 49 of the Listing Agreement**

In terms of the Clause 49 of the Listing Agreement, we are attaching current status on Corporate Governance for the quarter ended 30th June, 2003.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LTD.

SURENDRA PIPARA
JT. COMPANY SECRETARY

THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: 14-7 TIME

Encl : a/a

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange
Luxembourg Stock Exchange

Reliance
Industries Limited
Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel.: 5663 1841/ 5663 1851 Fax: 5663 1069

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE
FOR THE QUARTER ENDED ON 30TH JUNE, 2003

PARTICULARS	CLAUSE OF LISTING AGREEMENT	COMPLIANCE	REMARKS
1	2	3	4
Board of Directors	49 I	YES	-
Audit Committee	49 II	YES	The Committee has been duly constituted. The Committee on an ongoing basis reviews during the year the terms of reference specified by the Board.
Shareholders/ Investors Grievance Committee	49 VI (C)	YES	The Committee meets periodically and looks into investors' grievances.
Remuneration of Directors	49 III	YES	-
Board Procedures	49 IV	YES	Compliances are met / shall be met on a continuous basis.
Management	49 V	YES	Management Discussion and Analysis Report for the year ended 31st March, 2003 already furnished in the Annual Report for the year 2002-03 and for the current financial year it will be complied with in the annual report.
Shareholders	49 VI	YES	-
Report on Corporate Governance	49 VII	YES	Corporate Governance Report for the year ended 31st March, 2003 already furnished in the Annual Report for the year 2002-03 and for the current financial year it will be complied with in the annual report.

Reliance
Industries Limited

ICI Premises, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 5663 1841/5663 1851 Fax : 5663 1069

October 13, 2003

THE SECRETARY
THE STOCK EXCHANGE
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
AHMEDABAD STOCK EXCHANGE ASSN. LTD.
KAMDHENU COMPLEX
NEAR POLYTECHNIC, AMBAWADI
AHMEDABAD 380 015

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
CALCUTTA 700 001

THE SECRETARY
CHENNAI STOCK EXCHANGE LTD.
EXCHANGE BUILDING
POST BOX NO. 183, 11 SECOND LINE BEACH
CHENNAI 682 035

THE SECRETARY
COCHIN STOCK EXCHANGE
POST BOX NO. 3529
VEEKSHANAM ROAD, ERNAKULAM
COCHIN 682 350

THE SECRETARY
DELHI STOCK EXCHANGE ASSN. LTD.
3 & 4/4B ASAF ALI ROAD
NEW DELHI 110 002

THE SECRETARY
PUNE STOCK EXCHANGE
SHIVLEELA CHAMBERS
752 SADASHIV PETH, KUMTHEKAR MARG
PUNE 411 030

Dear Sir,

Sub : **Compliance with Clause 49 of the Listing Agreement**

In terms of the Clause 49 of the Listing Agreement, we are attaching current status on Corporate Governance for the quarter ended 30th September, 2003.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LTD.**

SURENDRA PIPARA
JT. COMPANY SECRETARY

Encl : a/a

c.c. : Luxembourg Stock Exchange

Reliance
Industries Limited

ICI Premises, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 5663 1841/5663 1851 Fax : 5663 1069

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE FOR THE QUARTER ENDED ON 30TH SEPTEMBER, 2003

PARTICULARS	CLAUSE OF LISTING AGREEMENT	COMPLIANCE	REMARKS
1	2	3	4
Board of Directors	49 I	YES	-
Audit Committee	49 II	YES	The Committee has been duly constituted. The Committee on an ongoing basis reviews during the year the terms of reference specified by the Board.
Shareholders/ Investors Grievance Committee	49 VI (C)	YES	The Committee meets periodically and looks into investors' grievances.
Remuneration of Directors	49 III	YES	-
Board Procedures	49 IV	YES	Compliances are met / shall be met on a continuous basis.
Management	49 V	YES	Management Discussion and Analysis Report for the year ended 31st March, 2003 already furnished in the Annual Report for the year 2002-03 and for the current financial year it will be complied with in the annual report.
Shareholders	49 VI	YES	-
Report on Corporate Governance	49 VII	YES	Corporate Governance Report for the year ended 31st March, 2003 already furnished in the Annual Report for the year 2002-03 and for the current financial year it will be complied with in the annual report.

ANNEXURE 13 a

(13)

141788

01 JAN -5 ... 7:21

Reliance
Industries Limited

Regd. Office: Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Phones : (022) 284 7000, 282 6070 • Fax: (022) 204 2268, 285 2214 • Website : www.ril.com

IN DUPLICATE

March 1, 2002

The Secretary
The Stock Exchange
Dalal Street
Bombay 400 023

Dear Sir,

Re: **Board Meeting to consider amalgamation of RPL with the Company**

We wish to inform you that a meeting of the Board of Directors of Reliance Industries Limited (the "Company") will be held on Sunday, the 3rd March, 2002, inter alia, to consider a proposal for the amalgamation of Reliance Petroleum Limited (RPL) with the Company pursuant to a scheme of amalgamation under Sections 391-394 of the Companies Act 1956. The scheme shall be placed before the Board of Directors for its consideration and approval. The aforesaid amalgamation shall be subject to necessary approvals including those of the board of directors and requisite majority of the shareholders of both, the Company and RPL as also sanction of the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad.

Please inform your members accordingly.

We shall inform you the decision of the Board after conclusion of the meeting.

Thanking you,

Yours faithfully,
for Reliance Industries Limited

Vinod C. Shah
Vice President & Company Secretary

NSDL MUMBAI RECEIVED 04 MAR 2002 Contents Not Verified

The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,] Mumbai
Central Depository Services (India) Ltd.,]
OTC Exchange of India]

ANNEXURE 13 E

010

Reliance Industries Limite

"Chitrakoot", 'C' & 'D' Block, Second Floor, Shree Ram Mills Compound, Ganpatrao Kadam Marg, Worli, Mumbai - 400 01:
Phone: 491 8461-70 Fax: 022-491 611

IN DUPLICATE

March 3, 2002

The Secretary
The Stock Exchange
Dalal Street
Bombay 400 023

Dear Sir,

Re: Amalgamation of RPL with the Company

Further to our letter dated March 1, 2002, we wish to inform you that at the meeting of the Board of Directors of the Reliance Industries Limited (the "Company") held in Mumbai today, the proposal for amalgamation of Reliance Petroleum Limited ("RPL") with the Company was considered and approved.

The proposed Scheme of Amalgamation provides that the amalgamation will take effect from the Appointed Date i.e. April 1, 2001. All assets, liabilities and obligations of RPL will vest in the Company with effect from the said Appointed Date.

The Scheme of Amalgamation approved by the Board of Directors of the Company envisages a share exchange ratio of 1 (One) equity share of the face value of Rs. 10/- of the Company for every 11 (Eleven) equity share(s) of the face value of Rs. 10/- each of RPL.

The Scheme of Amalgamation is, inter alia, subject to the approval of the shareholders of the Company and RPL and the High Court of Gujarat at Ahmedabad and High Court of Judicature at Bombay.

Please inform your members accordingly.

Thanking you,

THE STOCK EXCHANGE MUMBAI INWARD SECTION CONTENTS NOT VERIFIED DATE 4/3 TIME.......

Yours faithfully,
For Reliance Industries Limited

Rohit C. Shah
Vice President & Company Secretary

c.c. : The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur,
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,] Mumbai
Central Depository Services (India) Ltd.,]
OTC Exchange of India]

March 3, 2002

ANNEXURE 13 C

O/c.

Reliance
Industries Limited
Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 463 1851, Fax : 463 1069

13th September, 2002

The Secretary
The Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub: **Merger of Reliance Petroleum Limited with the Company**

We wish to inform you that the Hon'ble High Court of Gujarat has approved the proposal for the merger of Reliance Petroleum Limited with the Company today.

We enclose a copy of the media release issued in this connection.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

Kalpana

ROHIT C. SHAH
VICE PRESIDENT & COMPANY SECRETARY

THE STOCK EXCHANGE MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: 14/9/02 TIME: 11.15

Encl : a/a

c.c. The Secretary,
The Stock Exchange
Ahmedabad, Bangalore, Calcutta,
Chennai, Cochin, Kanpur
New Delhi, Pune,
National Stock Exchange,]
National Securities Depository Ltd.,]
Central Depository Services (India) Ltd.,] Mumbai
OTC Exchange of India]

Luxembourg Stock Exchange

14/9/02

Contents Not Verified
Central Depository Services (India) Ltd.

RPL's merger with RIL approved – Creates India's first private sector Fortune Global 500 company

Mumbai, September 13, 2002: The Hon'ble High Court of Gujarat has today approved the proposal for the merger of Reliance Petroleum Limited (RPL) with Reliance Industries Limited (RIL).

Earlier on June 7, 2002, the Hon'ble High Court of Bombay had approved the proposal for the merger of RPL with RIL.

On March 3, 2002, the Board of Directors of RIL and RPL had unanimously approved the merger of RPL with RIL, subject to all necessary approvals.

Subsequently, on April 8, 2002, the shareholders of RIL approved the said merger with an overwhelming majority representing 99.95% in value of members present and voting, at the shareholders' meeting convened under the orders of the High Court of Bombay.

Similarly, on April 15, 2002, the shareholders of RPL approved the same, with an overwhelming majority representing 99.99% in value of members present and voting, at the shareholders' meeting convened under the orders of the High Court of Gujarat.

The book closure dates, for the issuance of new RIL shares to RPL shareholders, pursuant to the proposed merger, and for the payment of dividends for the financial year 2001-02, and the schedule for completion of other formalities, will be intimated to the stock exchanges and the public very shortly.

Based on announced unaudited results of RIL and RPL for the financial year 2001-02, the merger will create India's largest private sector company, on all major financial parameters.

The merger will give RIL the unique distinction of becoming India's first private sector company to feature in the internationally tracked Fortune Global 500 list of the world's largest corporations.

Commenting on the merger, Anil D. Ambani, Vice Chairman and Managing Director, RIL, stated, "Reliance's emergence as India's first private sector Fortune Global 500 company, within a short span of just 25 years of going public, is a tribute to the vision and entrepreneurial spirit of our legendary founder, the late Dhirubhai H. Ambani. This watershed event will stand forever in our minds in testimony of Dhirubhai Ambani's belief in the capabilities of the people of India, and the potential of the Indian markets."

Based on latest available data published in 2002, RIL will rank:

- amongst the top 200 companies globally in terms of net profits
- amongst the top 300 companies globally in terms of net worth
- amongst the top 425 companies globally in terms of assets
- amongst the top 500 companies globally in terms of sales

In addition to the above, the merger will rank RIL amongst the top energy and petrochemicals companies globally. RIL will rank:

- amongst the top 30 energy and petrochemicals companies globally based on net profits
- amongst the top 50 energy and petrochemicals companies globally based on sales

Within Asia, post merger, RIL will rank:

- amongst the top 4 Asian oil and gas and chemical companies in terms of net profits
- amongst the top 17 Asian oil and gas and chemical companies in terms of sales

Background information:

Reliance Group, founded by late Shri Dhirubhai H. Ambani (1932-2002), is India's largest business house with total revenues of Rs 60,000 crores (US$ 12.3 billion), cash flow of over Rs 7,500 crores (US$ 1.5 billion), net profit of over Rs 4,600 crores (US$ 950 million) and exports of Rs 11,200 crores (US$ 2.3 billion). The Group has total assets of Rs 60,000 crores (US$ 12.3 billion). The group's activities span petrochemicals, synthetic fibres, fibre intermediates, textiles, oil & gas, financial services, refining & marketing, power, insurance, telecom and infocom initiatives. Reliance emerged as India's Most Admired Business House, for the second successive year in a Taylor Nelson Sofres - Mode (TNS-Mode) survey for 2002.

RIL is India's largest private sector enterprise in terms of profits, net worth and assets. As per unaudited results of FY2001-02, RIL reported sales of Rs. 25,039 crores (US$ 5,129 million) and net profit of Rs. 2,814 crores (US$ 577 million). In the financial year 2000-2001, RIL achieved sales of Rs. 28,008 crores (US$ 6,008 million), net profit Rs. 2,646 crores (US$ 567 million), net worth Rs. 14,765 crores (US$ 3,167 million) and total assets Rs. 29,875 crores (US$ 6,408 million).

RPL is the largest private sector company in India in terms of sales and is second only to RIL in terms of net profits, assets and net worth. As per unaudited results of FY2001-02, RPL achieved sales of Rs. 33,117 crores (US$ 6,786 million) and net profit of Rs. 1,674 crores (US$ 343 million). For the financial year 2000-2001, RPL recorded sales of Rs. 30,963 crores (US$ 6,642 million), and net profit of Rs. 1,464 crores (US$ 314 million).